4/a

07022850

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint-Stock Company Chelyabinsk Zinc Plant

*CURRENT ADDRESS 454008, Chelyabinsk, Sverdlovsky trakt 24
Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 6 2007
THOMSON FINANCIAL

FILE NO. 82- 35078

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☑
DEF 14A (PROXY) ☐

OICF/BY:
DAT : 4/16/07

Securities and Exchange Commission 20 ____________, 2007

Annex

Joint-Stock Company Chelyabinsk Zinc Plant

English Translations from Russian of Information that the Company Has Made Public Pursuant to Russian Law or Has Distributed to its Security holders since January 1, 2006

Binder I

1. Annual report for the year 2005

2. Press releases issued in 2006 and 2007

   2.1 Press release – Revenues of Chelyabinsk Zinc Plant in 2005 increase by 19% despite a fall in production , dated February 1, 2006

   2.2 Press release – Chelyabinsk Zinc Plant acquires control of Nova Zinc, a miner and processor of lead and zinc ore from the Akzhal deposit (Kazakhstan) , dated April 14, 2006

   2.3 Press release –1st quarter 2006 output of Chelyabinsk Zinc Plant grows by 27% , dated April 28, 2006

   2.4 Press release – Chelyabinsk Zinc Plant joins the Supervisory Board of TOO Nova Zinc , dated May 29, 2006

   2.5 Press release – Chelyabinsk Zinc Plant obtains quality and environmental management certification to international standards, dated July 14, 2006

   2.6 News release – Chelyabinsk Zinc Plant reports 33% production rise for first half of 2006, dated August 1, 2006

   2.7 News release – Chelyabinsk Zinc Plant Acquires 100% Control of Nova-Zinc, Developer of the Akzhal Zinc Mine, Kazakhstan, dated August 14, 2006

   2.8 News release – Chelyabinsk Zinc Plant Awarded ISO 9001:2000 and ISO 14001:2004 Certifications from BVQI, dated August 17, 2006

   2.9 News release – Sergey Moiseyev Elected Chairman of the Board of Chelyabinsk Zinc Plant, dated August 22, 2006

   2.10 News release – Chelyabinsk Zinc Plant to Supply 2,400 Tons of Zinc-Aluminium Alloy to ThyssenKrupp, dated November 28, 2006

2.11 News release – JSC Chelyabinsk Zinc Plant Wins Tender for Development of Amurskoye Zinc Deposit Subject to State Approval, dated December 14, 2006

2.12 News release – JSC Chelyabinsk Zinc Plant Announces 3Q Results For The Nine Months Ended September 30, 2006, dated December 28, 2006

3. Quarterly reports on compliance with corporate governance standards and other documents submitted to RTS in 2006 and 2007

3.1 Quarterly Report of Open Joint-Stock Company Chelyabinsk Zinc Plant on Compliance with Corporate Governance Standards (for admission of shares to the B-List of the Stock Exchange) for the 3rd quarter of 2006

3.2 Securities Form as of October 17, 2006

3.3 Confirmation of net assets value (equity capital) of Joint-Stock Company Chelyabinsk Zinc Plant as of June 30, 2006

3.4 Quarterly Report of Open Joint-Stock Company Chelyabinsk Zinc Plant on Compliance with Corporate Governance Standards (for admission of shares to the B-List of the Stock Exchange) for the 4th quarter of 2006

3.5 Securities Form as of January 31, 2007

3.6 Confirmation of net assets value (equity capital) of Joint-Stock Company Chelyabinsk Zinc Plant as of September 30, 2006

4. Foundation documents and internal regulations

4.1 Amendment No. 3, dated August 10, 2006 to the Charter of Joint Stock Company Chelyabinsk Zinc Plant (New version No. 1)

4.2 Charter of Joint Stock Company Chelyabinsk Zinc Plant (New version No. 2), dated August 18, 2006 (the "Charter")

4.3 Amendment No. 1 to the Charter, dated November 30, 2006

4.4 Corporate Governance Code of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.5 Regulations on the General Shareholders' Meeting of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.6 Regulations on the Board of Directors of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.7 Regulations on the General Director of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.8 Regulations on the Management Board of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.9 Regulations on the Audit Commission of OJSC Chelyabinsk Zinc Plant, dated May 23, 2002

4.10 Regulations on the Audit Committee of the Board of Directors of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.11 Regulations on the Company Secretary of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.12 Regulations on the Information Policy of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.13 Regulations on Supervision of the Financial and Business Operations of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.14 Management Structure of CZP as of April 2006

4.15 Management Structure of CZP as of August 2006

5. Summary of Quarterly Reports filed in 2006 and 2007

5.1 Summary of Quarterly Report – 4th Quarter 2005

5.2 Summary of Quarterly Report – 1st Quarter 2006

5.3 Summary of Quarterly Report – 2nd Quarter 2006

5.4 Summary of Quarterly Report – 3rd Quarter 2006

5.5 Summary of Quarterly Report – 4th Quarter 2006

5.6 Notice of procedure for obtaining access to information contained in the quarterly report, dated February 9, 2007

6. Lists of affiliated persons filed in 2006 and 2007

6.1 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of December 31, 2005

6.2 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of March 31, 2006

6.3 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of June 30, 2006

6.4 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of September 30, 2006

6.5 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of December 31, 2006

7. Notices of material facts filed in 2006 and 2007

7.1 Notice of Material Fact "Information of Dates of Close of Register", dated March 3, 2006

7.2 Notice of Material Fact "Information on issuer's one-time transactions amounting to or in connection with property valued at 10 percent or more of the issuer's assets as of the date of the transaction", dated March 31, 2006

7.3 Notice of Material Fact "Information on issuer's one-time transactions amounting to or in connection with property valued at 10 percent or more of the issuer's assets as of the date of the transaction", dated March 31, 2006

7.4 Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated April 28, 2006

7.5 Notice of Material Fact "Information on events leading to a one-time increase or reduction of more than 10 percent in the issuer's asset value", dated April 28, 2006

7.6 Notice of Material Fact "Information of resolutions of general meetings", dated May 3, 2006

7.7 Notice of Material Fact "Information of Dates of Close of Register", dated July 6, 2006

7.8 Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated July 31, 2006

7.9 Notice of Material Fact "Information on events leading to a one-time increase or reduction of more than 10 percent in the issuer's asset value", dated July 31, 2006

7.10 Notice of Material Fact "Information of Dates of Close of Register", dated August 4, 2006

7.11 Notice of Material Fact "Information of resolutions of general meetings", dated August 18, 2006

7.12 Notice of Material Fact "Information of resolutions of general meetings", dated September 20, 2006

7.13 Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated September 30, 2006

8. Notices of information that could have a material impact on the price of Company securities filed in 2006 and 2007

8.1 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated February 2, 2006

8.2 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 3, 2006

8.3 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 15, 2006

8.4 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 20, 2006

8.5 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 21, 2006

8.6 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated April 24, 2006

8.7 Notice of information that could have a material impact on the price of Company securities "Acquisition by the company of an equity interest in another commercial organization", dated April 25, 2006

8.8 Notice of information that could have a material impact on the price of Company securities "Decisions made by the board of directors", dated July 6, 2006

8.9 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated August 4, 2006

8.10 Notice of information that could have a material impact on the price of Company securities "Acquisition by the company of an equity interest in another commercial organization", dated August 11, 2006

8.11 Notice of information that could have a material impact on the price of Company securities "Execution of an agreement with a stock exchange for listing of the issuer's securities (agreement with a stock exchange for inclusion of the issuer's securities in the list of securities traded on the stock exchange)", dated October 20, 2006

8.12 Notice of information that could have a material impact on the price of Company securities "Listing of issuer's securities on a stock exchange", dated October 20, 2006

8.13 Notice of information that could have a material impact on the price of Company securities "Approval from the federal executive agency for the securities market for the trading or placement of Company securities outside the Russian Federation", dated October 30, 2006

8.14 Notice of information that could have a material impact on the price of Company securities "Disclosure by the Company of interim (quarterly) or annual summary (consolidated) financial (accounting) statements prepared in accordance with International Financial Reporting Standards (IFRS)", dated November 8, 2006

8.15 Notice of information that could have a material impact on the price of Company securities "Disclosure by the Company of interim (quarterly) or annual summary (consolidated) financial (accounting) statements prepared in accordance with International Financial Reporting Standards (IFRS)", dated December 28, 2006

8.16 Notice of information that could have a material impact on the price of Company securities "Acquisition by the company of an equity (share capital, unit fund) interest in another commercial organization comprising not less than 5 percent, or part of the ordinary shares in a company comprising not less than 5 percent, and any changes to such interest if it exceeds or falls below 5, 10, 15, 25, 25, 30, 50 or 75 percent", dated December 28, 2006

8.17 Notice of information that could have a material impact on the price of Company securities "Listing of issuer's securities on a stock exchange", dated February 9, 2007

9. Information and documents referring to the issue of 4 457 572 ordinary shares distributed among shareholders

9.1 Notice of Material Fact "Information on securities issue by issuer", dated April 11, 2006

9.2 Notice of Material Fact "Information on adoption by the authorized body of the issuer of resolution on the securities issue", dated May 30, 2006

9.3 Notice of Material Fact "Information on securities issue by issuer", dated July 4, 2006

9.4 Report on the Results of an Additional Securities Issue, dated July 19, 2006

9.5 Notice of Material Fact "Information on securities issue by issuer" dated August 9, 2006

10. Information and documents referring to the offering by open subscription of 325 173 ordinary shares

10.1 Notice of Material Fact "Information on securities issue by issuer", dated August 31, 2006

10.2 Notice of Material Fact "Information on adoption by the authorized body of the issuer of resolution on the securities issue", dated August 31, 2006

10.3 Decision to Proceed with an Additional Securities Issue, dated August 31, 2006

10.4 Securities Offering Prospectus – Summary, dated August 31, 2006

10.5 Notice of the possibility of exercising the pre-emptive right to purchase additional shares in Chelyabinsk Zinc Plant Open Joint Stock Company, which are distributed be public subscription, dated October 17, 2006

10.6 Notice of Material Fact "Information on securities issue by issuer", dated October 18, 2006

10.7 Notice of disclosure of information by issuer on a web site, dated November 8, 2006

10.8 Notice of Commencement of Placement of Issued Securities, dated November 9, 2006

10.9 Notice of placement price for the issued securities or the procedure for the determination thereof, dated November 9, 2006

10.10 Report on the Results of the Exercise of the Pre-emptive Right to Purchase Securities, dated November 17, 2006

10.11 Notice of Completion of Placement of Issued Securities, dated November 17, 2006

10.12 Notice of Material Fact "Information on securities issue by issuer", dated November 22, 2006

10.13 Notice on the Results of an Additional Securities Issue, dated November 22, 2006

Binder II

11. Prospectus with respect to the Offering of 1,680,000 Ordinary Shares in the form of Ordinary Shares and Global Depositary Receipts Offer Price: $167.50 per Ordinary Share and $16.75 per Global Depositary Receipt, dated November 7, 2006

12. UK Regulatory Information Service Announcements issued in 2006 and 2007

12.1 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Intention to List on the London Stock Exchange, dated October 17, 2006

12.2 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Global Offer Price Range of US$127.5 – US$155.0 per Share, US$12.75 – US$15.50 per GDR, dated October 27, 2006

12.3 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Offer Price of US$167.50 per Ordinary Share (US$16.75 per GDR) Market Capitalization of $853 Million, dated November 7, 2006

12.4 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Admission to the Official List and Commencement of Unconditional Dealings on the London Stock Exchange, dated November 13, 2006

12.5 Announcement – Chelyabinsk Zinc Plant Announces Exercise of Over-Allotment Option, dated November 28, 2006

12.6 Announcement – JSC Chelyabinsk Zinc Plant Wins Tender for Development of Amurskoye Zinc Deposit Subject to State Approval, dated December 14, 2006

12.7 Announcement – JSC Chelyabinsk Zinc Plant Announces 3Q Results For The Nine Months Ended September 30, 2006, dated December 28, 2006

13. Financial Statements

13.1 Annual Financial Statements for 2005

13.2 Quarterly Financial Statements for Q1 2006

13.3 Quarterly Financial Statements for Q2 2006

13.4 Quarterly Financial Statements for Q3 2006

13.5 International Financial Reporting Standards Consolidated Financial Statements and Auditors' Report for the years ended 31 December 2005, 2004 and 2003

13.6 International Accounting Standard No. 34 Consolidated Interim Financial Statements and Review Report, June 30, 2006

Translated from Russian into English for information purposes

ЧЦЗ
Челябинский Цинковый Завод

Chelyabinsk Zinc Plant
454008, Chelyabinsk, Sverdlovsky trakt 24
Tel. of press-service: (351) 799-01-03, fax: (351) 799-00-65, e-mail: mvb@zinc.ru

February 1, 2006, Chelyabinsk **PRESS RELEASE**

Revenues of Chelyabinsk Zinc Plant in 2005 increase by 19% despite a fall in production

Chelyabinsk Zinc Plant's output of zinc and zinc-based alloys in 2005 was 116,366 MT, which was a reduction of 23% from the previous year (151,974 MT). Despite a fall in production, revenues from sales of CZP output grew by 19% compared to this figure for 2004 (3,997,000,000 rubles) and amounted to 4,000,770,000 rubles. All of the zinc produced by the plant last year was in compliance with the quality specifications of Special High Grade (SHG) zinc, with the highest purity possible in the industry of 99.995% fine. Over 70% of the zinc produced was sold on the domestic market.

Labor productivity at the plant grew by 21% and amounted to 3,004,000 rubles/man in 2005 compared to 2,489,000 rubles/man in 2004. The average wage of plant employees grew by 14% and amounted to 11,990 rubles/month. The wages of blue collar workers also grew by 17% and amounted to 9, 863 rubles/month.

Commenting on the results of Chelyabinsk Zinbc Plant for last year, CZP CEO Vsevolod Geikhman noted that: "Year-end results were markedly better than we initially predicted. Although output fell significantly due to a shortage of raw material, the plant's financial results were essentially unchanged from those of 2004. The principal reason that played to our advantage was the continued rise in zinc prices on the London Metals Exchange over the whole year. This year in accordance with a decision made by the Board of Directors we plan to resume the investment project for the construction of No. 5 Waelz kiln. The new kiln, which is to be commissioned in early 2007, will be able to process low-grade recycled materials. This will allow us to reduce the plant's dependence on producers of high-grade zinc concentrates and produce an additional 25,000-30,000 MT of zinc per year. Projected output for 2006 is 130,000 MT of zinc".

***For reference:** The Chelyabinsk Zinc Plant is the largest producer of zinc metal in Russia, with about 60% of total domestic production. In 2005 the plant produced 116,000 tonnes of zinc.*

In 2003 CZP commissioned an automated zinc electrolyzing shop equipped with the most modern production equipment available to any zinc producer anywhere in the world. In 2004 the CZP SHG trade mark (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) was officially registered on the London Metal Exchange (LME). Official inclusion of the trade mark in the LME brand listing is confirmation that zinc purity is not less than 99.995% and provides a guarantee to consumers that the whole range of zinc metal produced by CZP meets the established strict criteria for quality, form, weight and packing.

CZP is part of the ChTPZ Group, which includes OJSC Chelyabinsk Tube Rolling Plant (Russian Trading System: CHEP), OJSC Pervouralsk New Pipe Plant (RTS: PNTZ), the service company ChTPZ-Integrated Pipe Systems, metal trading companies MeTriS and TIRUS, and CJSC ChTPZ-Meta, which procures and processes scrap metal. ChTPZ Group assets are managed by ARKLEY CAPITAL S.à r.l., Luxembourg.

CZP Department of Public Relations
Mikhail Bendyak

Translated from Russian into English for information purposes

ГРУППАЧТПЗ

Филиал ООО «АРКЛИ КАПИТАЛ»
адрес: 107078, Россия, Москва, ул. Мясницкая, 48
тел.: (095) 933-2780 факс: (095) 933-2783
web: www.chtpz-group.ru

April 14, 2006, Moscow **PRESS RELEASE**

Chelyabinsk Zinc Plant acquires control of Nova Zinc, a miner and processor of lead and zinc ore from the Akzhal deposit (Kazakhstan)

In pursuance of its strategy to create a vertically integrated company Chelyabinsk Zinc Plant (part of the ChTPZ Group) has completed the transaction for the acquisition of 51% of Nova Zinc, a company that mines and processes lead and zinc ore from the Akzhal deposit (Akzhal, Shet District, Karaganda Oblast, Kazakhstan).

The transaction was financed by a syndicated loan from German banking group HVB for $70 million. The transaction amount has not been disclosed.

In 2001-2004 the average annual output of the Akzhal Mining and Processing Complex was 38,000 MT of zinc concentrate. In addition to zinc, the deposit also contains lead, ore, cadmium and silver. The confirmed balance reserves of zinc comprise 1,022,400 MT. The deposit is currently being developed using only the open pit method. The Central and Eastern pits operate at the deposit.

The Akzhal Processing Plant can supply 20% of the needs of CZP in terms of its total capacity (200,000 MT of zinc) and 35% in terms of 2005 production (116,400 MT).

The key advantages of the Akzhal Processing Plant for the ChTPZ Group are the high-grade concentrate produced (55% zinc content) and geographical proximity to CZP (around 1,300 km).

According to Sergei Moiseyev, Managing Director of OOO ARKLEY CAPITAL (Moscow) and a member of the Board of Directors of CZP, the Akzhal Processing Plant would be unable to fully meet the needs of CZP in zinc concentrate supplies, and so to ensure raw material production supplies CZP would be developing long term relationships with its traditional suppliers: UMMC, RMC, Dalpolimetall, and a number of foreign suppliers. Moiseyev also said that the plant was increasing its re-processing capacity of recoverable zinc.

CZP's production program for 2006 includes a production figure of 150,000 MT of zinc.

ChTPZ and Kazakhstan have a business partnership going back many years: Kazakhstan is a key market for the Chelyabinsk Tube Rolling Plant, which is a part of the Group. The new role of ChTPZ in Kazakhstan as an investor will further deepen and broaden the economic integration of Russia and Kazakhstan within the CIS and EurAsEC for the benefit of both countries' economies.

For reference:

*The **Chelyabinsk Zinc Plant** is the largest producer of zinc metal in Russia, with about 60% of total domestic production. In 2005 the plant produced 116,000 tonnes of zinc, with earnings of 4,765,317,000 rubles and net profit of 268,221,000 rubles.*

CZP is 87.99% owned by NF Holdings B.V. (the Netherlands). The sole shareholder of NF Holdings B.V. is ARKLEY CAPITAL S.a`r.l. (Luxembourg).

In 2003 CZP commissioned an automated zinc electrolyzing shop equipped with the most modern production equipment available to any zinc producer anywhere in the world. In 2004, the CZP SHG trade mark (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) was officially registered with the London Metal Exchange (LME). Official inclusion of the trade

mark in the LME brand listing is confirmation that zinc purity is not less than 99.995% and provides a guarantee to consumers that the whole range of zinc metal produced by CZP meets the established strict criteria for quality, form, weight and packing.

CZP is part of the ChTPZ Group, which includes OJSC Chelyabinsk Tube Rolling Plant (Russian Trading System: CHEP), OJSC Pervouralsk New Pipe Plant (RTS: PNTZ), the service company ChTPZ-Integrated Pipe Systems, metal trading companies MeTriS and TIRUS, and CJSC ChTPZ-Meta, which procures and processes scrap metal. The aggregate turnover of the Group is more than $2 billion. ChTPZ Group assets are managed by ARKLEY CAPITAL S.à r.l., Luxembourg.

***Nova Zinc** was created in 1997 as a joint Kazakh-Swiss joint venture to develop the mixed ores of the Akzhal deposit.*

Department of Public Relations
OOO ARKLEY CAPITAL
(495) 775-35-54

Director for Public Relations Anna Levitanskaya

Press Secretary Alexey Ryabinkin

Translated from Russian into English for information purposes

ГРУППАЧТПЗ

Филиал ООО «АРКЛИ КАПИТАЛ»
адрес: 107078, Россия, Москва, ул. Мясницкая, 48
тел.: (095) 933-2780 факс: (095) 933-2783
web: www.chtpz-group.ru

April 28, 2006, Moscow **PRESS RELEASE**

Ist quarter 2006 output of Chelyabinsk Zinc Plant grows by 27%

In January-March, 2006 the Chelyabinsk Zinc Plant produced 34,763 MT of zinc and zinc-based alloys, which was 27% more than for the same period in the previous year (27,361 MT). Sales of zinc and zinc-based alloys in the first quarter of this year amounted to 2,139,000,000 rubles, or 147% more than for the same period in the previous year (865,000,000 rubles).

69% of the zinc produced in the first quarter was sold on the domestic market.

Projected output for 2006 is 150,000 MT of zinc and alloys.

For reference: *The* ***Chelyabinsk Zinc Plant*** *is the largest producer of zinc metal in Russia, with about 60% of total domestic production. In 2005 the plant produced 116,000 tonnes of zinc). In 2006 the company gained control of Nova Zinc, a company that mines and processes lead and zinc ore from the Akzhal deposit (Kazakhstan).*

In 2003 CZP commissioned an automated zinc electrolyzing shop equipped with the most modern production equipment available to any zinc producer anywhere in the world. In 2004 the CZP SHG trade mark (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) was officially registered on the London Metal Exchange (LME). Official inclusion of the trade mark in the LME brand listing is confirmation that zinc purity is not less than 99.995% and provides a guarantee to consumers that the whole range of zinc metal produced by CZP meets the established strict criteria for quality, form, weight and packing.

CZP is part of the ***ChTPZ Group****, which includes OJSC Chelyabinsk Tube Rolling Plant (Russian Trading System: CHEP), OJSC Pervouralsk New Pipe Plant (RTS: PNTZ), the service company ChTPZ-Integrated Pipe Systems, metal trading companies MeTriS and TIRUS, and CJSC ChTPZ-Meta, which procures and processes scrap metal. ChTPZ Group assets are managed by* ***ARKLEY CAPITAL S.à r.l.****, Luxembourg.*

Department of Public Relations, OOO ARKLEY CAPITAL

Translated from Russian into English for information purposes

ГРУППАЧТПЗ

Филиал ООО «АРКЛИ КАПИТАЛ»
адрес: 107078, Россия, Москва, ул. Мясницкая, 48
тел.: (095) 933-2780 факс: (095) 933-2783
web: www.chtpz-group.ru

May 29, 2006, Moscow **PRESS RELEASE**

Chelyabinsk Zinc Plant joins the Supervisory Board of TOO Nova Zinc

Representatives of Chelyabinsk Zinc Plant (CZP) V.V. Geikhman, CEO, L.A. KAzaklbaev, Technical Director, and B.D. Birman, CFO, have joined the Supervisory Board of TOO Nova Zinc, a company that mines and processes lead and zinc ore from the Akzhal deposit (Kazakhstan).

The relevant decision was adopted by the Board of Directors of Nova Trading & Commerce AG (Zug, Switzerland), which controls 100% of TOO Nova Zinc. At the first meeting of the new Supervisory Board V.V. Geikhman was elected chairman.

Commenting on the decision of the Board of Directors of Nova Trading & Commerce AG, Sergei Moiseyev, Managing Director of OOO ARKLEY CAPITAL (Moscow) and member of the Board of Directors of CZP, noted that "the inclusion of representatives of CZP in the Supervisory Board of Nova Zinc was the first step on the road to the integration of the management of the Akzhal Processing Plant and Chelyabinsk Zinc Plant". "The next stage will be the creation of a single end-to-end business, budget, and the implementation of a common system of planning", says Mr. Moiseyev.

In April this year, following its strategy to create a vertically integrated company, Chelyabinsk Zinc Plant (part of the ChTPZ Group) obtained control of Nova Zinc by acquiring 51% of Nova Trading & Commerce AG. CZP plans to bring its share of this Swiss company to 100% by the end of May.

For reference:

*The **Chelyabinsk Zinc Plant** is the largest producer of zinc metal in Russia, with about 60% of total domestic production. In 2005 the plant produced 116,000 tonnes of zinc, with earnings of 4,765,317,000 rubles and net profit of 268,221,000 rubles.*

In 2003 CZP commissioned an automated zinc electrolyzing shop equipped with the most modern production equipment available to any zinc producer anywhere in the world. In 2004, the CZP SHG trade mark (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) was officially registered with the London Metal Exchange (LME). Official inclusion of the trade mark in the LME brand listing is confirmation that zinc purity is not less than 99.995% and provides a guarantee to consumers that the whole range of zinc metal produced by CZP meets the established strict criteria for quality, form, weight and packing.

CZP is 87.99% owned by NF Holdings B.V. (Netherlands). The sole shareholder of NF Holdings B.V. is ARKLEY CAPITAL S.a`r.l. (Luxembourg).

*CZP is part of the ChTPZ Group, which includes OJSC Chelyabinsk Tube Rolling Plant (Russian Trading System: CHEP), OJSC Pervouralsk New Pipe Plant (RTS: PNTZ), the service company ChTPZ-Integrated Pipe Systems, metal trading companies MeTriS and TIRUS, and CJSC ChTPZ-Meta, which procures and processes scrap metal. The aggregate turnover of the Group is more than $2 billion. ChTPZ Group assets are managed by **ARKLEY CAPITAL S.à r.l., Luxembourg.***

***TOO Nova Zinc** was created in 1997 as a joint Kazakh-Swiss joint venture to develop the mixed ores of the **Akzhal** deposit (Akzhal, Shet district, Karaganda Oblast, Kazakhstan). This deposit contains zinc, lead, cadmium and silver ore. Certified balance reserves of zinc comprise 1. 022 million MT. The*

deposit is currently mined using only the open-cut method at two pits (Central and Eastern). In 2005 production at the Akzhal Processing Plant was 28,000 MT of zinc concentrate.

Department of Public Relations
OOO ARKLEY CAPITAL
(495) 775-35-54

Director for Public Relations Anna Levitanskaya

Press Secretary Alexey Ryabinkin

Translated from Russian into English for information purposes

ЧЕЛЯБИНСКИЙ ЦИНКОВЫЙ ЗАВОД

July 14, 2006, Chelyabinsk **PRESS RELEASE**

Chelyabinsk Zinc Plant obtains quality and environmental management certification to international standards

In July 2006 the Chelyabinsk Zinc Plant (CZP) underwent a certification audit of the company's integrated management systems. In the course of the audit, performed by the esteemed international certification body BVQI, the company was found to be in compliance with ISO 9001-2000 for quality management and ISO 14001-2004 for environmental management.

In his comments regarding certification of the company's environmental management systems, the CEO of the Chelyabinsk Zinc Plant, Mr. Vsevolod Geikhman, noted: "We have a multi-tier system of environmental monitoring at the plant, and over the past seven years we have implemented a range of major improvements that have made it possible to significantly reduce levels of discharge into the environment." As far as quality management goes, CZP already has a certificate of compliance with ISO 9001-2000 issued by the German firm TUV NORD CERT. As Mr. Geikhman says, "gaining certification by the French company BVQI simply reaffirms that the company's management system meets accepted international standards in quality management and ensures that the company's products meet the requirements of consumers."

For reference: *The Chelyabinsk Zinc Plant is the largest producer of zinc metal in Russia, with about 60% of total domestic production. In 2005 the plant produced 116,000 tonnes of zinc, with earnings of 4,765,317,000 rubles and net profit of 268,221,000 rubles. In 2006 the company gained control of Nova Zinc, a lead and zinc mining and processing facility at the Akzhal deposit (Kazakhstan).*

In 2003 CZP commissioned an automated zinc electrolyzing shop equipped with the most modern production equipment available to any zinc producer anywhere in the world. The CZP SHG trade mark (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) is officially registered with the London Metal Exchange (LME). Official inclusion of the trade mark in the LME brand listing is confirmation that zinc purity is not less than 99.995% and provides a guarantee to consumers that the whole range of zinc metal produced by CZP meets the established strict criteria for quality, form, weight and packing.

*CZP is part of the **ChTPZ Group**, which includes OJSC Chelyabinsk Tube Rolling Plant (Russian Trading System: CHEP), OJSC Pervouralsk New Pipe Plant (RTS: PNTZ), the service company ChTPZ-Integrated Pipe Systems, metal trading companies MeTriS and TIRUS, and CJSC ChTPZ-Meta, which procures and processes scrap metal. The aggregate turnover of the Group is more than $2 million. ChTPZ Group assets are managed by **ARKLEY CAPITAL S.à r.l., Luxembourg.***

Department of Public Relations
OOO ARKLEY CAPITAL
(495) 775-35-54

Director for Public Relations Anna Levitanskaya
Press Secretary Alexey Ryabinkin

Translated from Russian into English for information purposes

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

NEWS RELEASE

For Immediate Release - *August 01, 2006*

Chelyabinsk Zinc Plant reports 33% production rise for first half of 2006

CHELYABINSK, RUSSIA – August 01, 2006 - For the first six months of 2006, Chelyabinsk Zinc Plant's production of zinc and zinc-base alloys increased 33% year-on-year to reach 70,140 tonnes (against 52,733 tonnes in the previous year).
Sales of zinc and zinc-base alloys increased 200% year-on-year to reach RUR 5.580 billion (against RUR 1.855 billion the previous year) in the same period.
Metal produced for sale in the domestic market accounted for 59% of total production over the first half.
Chelyabinsk Zinc Plant expects to produce 150,000 tonnes of zinc and zinc-base alloys in 2006.

About Chelyabinsk Zinc Plant

OAO Chelyabinsk Zinc Plant is the largest Russian producer of metallic zinc, accounting for about 60% of domestic output. In 2005, the plant produced 116,000 tonnes of zinc, its sales proceeds and net profit totalled RUR 4.765 billion and RUR 268.221 million respectively under the RAS. In 2006, Chelyabinsk Zinc Plant bought a majority stake in Nova-Zinc company, which is involved in production and beneficiation of zinc-lead ores at the Akzhal zinc mine in the Republic of Kazakhstan.

In 2003, an automated zinc electrolysis complex was put into operation at Chelyabinsk Zinc Plant, outfitted with the most technologically advanced equipment currently available in the field of zinc production worldwide. In 2004, the London Metal Exchange (LME) officially registered CZP SHG zinc grade (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE), which confirms at least 99.995% metal purity in terms of zinc content and ensures strict conformity in quality, shape, weight and packaging of the entire metallic zinc output produced by the Chelyabinsk Zinc Plant.

The enterprise is part of the ChTPZ Group, which includes OAO Chelyabinsk Tube-Rolling Plant (RTS: CHEP), OAO Pervouralsk New Pipe Works (RTS: PNTZ), service company ZAO GhTPZ-Integrated Pipe Systems, universal metal traders ZAO MeTriS and TIRUS, and scrap recycler ZAO ChTPZ-Meta. Arkley Capital S.à r.l., Luxembourg is an asset manager for the ChTPZ Group.

For more information contact:
Anna Levitanskaya, Public Relations Director, Anna.Levitanskaya@arkley.ru
Alexei Ryabinkin, Head of Press-center, Alexei.Ryabinkin@arkley.ru
Tatiana Krasnousova, Manager Investor Relations, Tatyana.Krasnousova@arkley.ru
Telephone: +7 (495) 933 27 80

Translated from Russian into English for information purposes

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

NEWS RELEASE

For Immediate Release - *August 14, 2006*

Chelyabinsk Zinc Plant Acquires 100% Control of Nova-Zinc, Developer of the Akzhal Zinc Mine, Kazakhstan

Chelyabinsk, Russia – August 14, 2006 - Chelyabinsk Zinc Plant OJSC announced today that it has completed the acquisition of a 49% stake in Nova Trading & Commerce AG, Switzerland, and by means of this it has secured 100% control of Nova-Zinc, a company specializing in mining and concentration of lead-zinc ores at the Akzhal Mine in Kazakhstan. The plant's stake reached 100%. Previously, in April 2006, Chelyabinsk Zinc Plant, in line with its strategy of creation of a vertically integrated company, acquired 51% in Nova Trading & Commerce AG.

The acquisition of the Akzhalsky GOK stake will allow Chelyabinsk Zinc Plant to satisfy 20% of its zinc requirements at full production capacity (200,000 tons of zinc) and 35% of requirements based on actual production volume in 2005 (116,400 tons). Sergei Moiseyev, Member of the Board of Directors, Chelyabinsk Zinc Plant OJSC, stated that the company plans to increase the share of its own zinc concentrate to 100% over the next three years. Mr. Moiseyev stated that Akzhalsky GOK will supply 40,000 tons of zinc in zinc concentrate to Chelyabinsk Zinc Plant beginning January 1st 2007. He said that the plant is developing long-term relationships with its traditional suppliers of concentrate, including UGMK, Russian Copper Company, DalPolyMetall and a number of foreign suppliers, in order to ensure zinc concentrate supplies. Mr. Moiseyev said the plant plans to raise volumes of processing of zinc cakes and secondary materials in Q1 2007 when rotary kiln #5 complex is expected to come into operation.

In 2006 Chelyabinsk Zinc Plant expects to produce 150,000 tons of zinc.

About Chelyabinsk Zinc Plant

Chelyabinsk Zinc Plant OJSC is a leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005 the plant produced 116,000 tons of zinc, revenues reached RUR 4.765 billion, and net profit was RUR268.2 million.

In 2003 Chelyabinsk Zinc Plant put into operation an automated zinc electrolysis complex supplied with the latest equipment. The CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark has been officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.

NF Holdings B.V., Netherlands, owns 87.99% of Chelyabinsk Zinc Plant. The sole shareholder of NF Holdings B.V. is Arkley Capital SARL, Luxembourg.

The plant is a part of ChTPZ Group which consists of Chelyabinsk Pipe Plant OJSC (RTS: CHEP), Pervouralsky Novotrubny Zavod OJSC (RTS: PNTZ), ChTPZ-Complex Pipe Systems

(maintenance company), two metal trading companies, MeTriS and TIRUS, and ChTPZ-Meta, a company specializing in scrap metal collection and processing. Total turnover of the Group exceeds US$2 billion. ARKLEY CAPITAL S.à r.l., Luxembourg, manages ChTPZ Group's assets.

About Nova-Zinc

Nova-Zinc was founded in 1997 as a Kazakh-Swiss joint venture for the development of the Akzhal deposit (Akzhal village, Karaganda region, Kazakhstan). The Akzhal deposit includes zinc, lead, cadmium and silver. Zinc reserves are estimated at 1.022 million tons. To date, development of the deposit has been by open cut mining. In 2001-2004, average annual production of the Akzhalsky Mining and Processing Plant (Akzhalsky GOK), Nova-Zinc's operating unit, reached 38,000 tons of zinc in zinc concentrate.

For more information contact:
Anna Levitanskaya, Public Relations Director, Anna.Levitanskaya@arkley.ru
Alexei Ryabinkin, Head of Press-center, Alexei.Ryabinkin@arkley.ru
Tatiana Krasnousova, Manager Investor Relations, Tatyana.Krasnousova@arkley.ru
Telephone: +7 (495) 933 27 80

Translated from Russian into English for information purposes

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

NEWS RELEASE

For Immediate Release - *August 17, 2006*

Chelyabinsk Zinc Plant Awarded ISO 9001:2000 and ISO 14001:2004 Certifications from BVQI

Chelyabinsk, Russia – August 17, 2006 Chelyabinsk Zinc Plant has announced its receipt of ISO 9001:2000 and ISO 14001:2004 certifications from BVQI, a major international certification organization, after an audit of the plant's Integrated Management System completed in July 2006.

Implementation of the Integrated Management System meeting the ISO 9001:2000 quality management and ISO 14001:2004 environmental standards preceded the certifications. BVQI experts examined of all relevant documentation and measures taken in the quality management and environmental fields.

Chelyabinsk Zinc Plant already has ISO 9001 certification, issued by TÜV NORD Group, Germany, in 2005. That certification confirmed conformity with the standard by the plant's Quality Management System with respect to the production and supply of zinc and zinc alloys. The new certificates issued by BVQI apply also to the production and supply of indium, cadmium and sulphuric acid.

About Chelyabinsk Zinc Plant

Chelyabinsk Zinc Plant OJSC is a leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005 the plant produced 116,000 tons of zinc, revenues reached RUR 4.765 billion, and net profit was RUR268.2 million.

In 2003 Chelyabinsk Zinc put into operation an automated zinc electrolysis complex supplied with the latest equipment. The CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark has been officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into the LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.

In 2006 Chelyabinsk Zinc Plant Acquires 100% Control of Nova-Zinc, developer of the Akzhal Zinc Mine in the Republic of Kazakhstan.

NF Holdings B.V., Netherlands, owns 87.99% of Chelyabinsk Zinc Plant. The sole shareholder of NF Holdings B.V. is Arkley Capital S.à r.l.,, Luxembourg.

The plant is a part of ChTPZ Group which consists of Chelyabinsk Pipe Plant OJSC (RTS: CHEP), Pervouralsky Novotrubny Zavod OJSC (RTS: PNTZ), ChTPZ-Complex Pipe Systems (maintenance company), two metal trading companies, MeTriS and TIRUS, and ChTPZ-Meta, a company specializing in scrap metal collection and processing. Total turnover of the Group exceeds US$2 billion. Arkley Capital S.à r.l., Luxembourg, manages ChTPZ Group's assets.

For more information contact:
Anna Levitanskaya, Public Relations Director, Anna.Levitanskaya@arkley.ru
Alexei Ryabinkin, Head of Press-center, Alexei.Ryabinkin@arkley.ru
Tatiana Krasnousova, Manager Investor Relations, Tatyana.Krasnousova@arkley.ru
Telephone: +7 (495) 933 27 80

Translated from Russian into English for information purposes

CHELYABINSK
ZINC
PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

NEWS RELEASE

For Immediate Release – *August 22, 2006*

Sergey Moiseyev Elected Chairman of the Board of Chelyabinsk Zinc Plant

Chelyabinsk, Russia – August 22, 2006 - The Board of the Directors of Chelyabinsk Zinc Plant OJSC voted to elect Sergey Moiseyev, member of the Board since 2004, as its Chairman. Mr. Moiseyev thanked members of the Board for their confidence. He stressed that his basic task is further implementation of a strategy of vertical integration aimed at greater self-sufficiency in raw materials. For this purpose the company intends to acquire zinc concentrate producers and also to develop new deposits located near the Chelyabinsk Zinc Plant. According to Mr. Moiseyev, another important task set by the Board is increased production to the level of the planned capacity of 200,000 tons of zinc per year. In order to reach this goal, the company is implementing a number of investment projects. At the first stage, this includes putting into operation a complex centered on rotary kiln #5 planned for 2007 and the launch of the fourth sulphuric acid workshop system in 2008. Completion of these projects will allow Chelyabinsk Zinc Plant to increase its annual production volume by 180,000 tons.

About Sergei Moiseyev

Sergei Moiseyev, Managing Director, ARKLEY CAPITAL S.à.r.l. Moscow office
Mr. Moiseyev joined ARKLEY CAPITAL in 2005 as the Managing Director heading its Moscow office. He is currently serving as a member of the board of directors of Chelyabinsk Tube Rolling Plant (ChTPZ) and Pervouralsk New Pipe Works (PNTZ).
Prior to joining ARKLEY Mr. Moiseyev served as Managing Director at ZAO «ChTPZ Group», ChTPZ and PNTZ managing company. In 3 years ChTPZ Group increased its sales from $250 million to $2 billion through a series of M&A transactions.
Prior to joining ChTPZ Group in 2002, Mr. Moiseyev acted as a Managing Director at RS Financial in Vienna, Austria. Between 1995 and 2000 he held a number of positions in the financial services industry in the US.
He graduated from Moscow Finance Academy in 1992 and received an MBA from Bryant University, Smithfield, Rhode Island, USA in 1994.

About Chelyabinsk Zinc Plant

Chelyabinsk Zinc Plant OJSC is a leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005 the plant produced 116,000 tons of zinc, revenues reached RUR 4.765 billion, and net profit was RUR268.2 million. In 2006 the plant acquired 100% control of Nova-Zinc, developer of the Akzhal Zinc Mine, Kazakhstan.

In 2003 Chelyabinsk Zinc Plant put into operation an automated zinc electrolysis complex supplied with the latest equipment. In 2004 the CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark has been officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.

The plant is a part of ChTPZ Group which consists of Chelyabinsk Tube Rolling Plant OJSC (RTS: CHEP), Pervouralsk New Pipe Works OJSC (RTS: PNTZ), ChTPZ-Integrated Pipe Systems (maintenance company), MeTriS, a metal trading company, and ChTPZ-Meta, a company specializing in scrap metal collection and processing. Total turnover of the Group exceeds US$2 billion. Arkley Capital *S.à.r.l.,* Luxembourg, manages ChTPZ Group's assets.

For more information contact:
Anna Levitanskaya, Public Relations Director, Anna.Levitanskaya@arkley.ru
Alexei Ryabinkin, Head of Press-center, Alexei.Ryabinkin@arkley.ru
Tatiana Krasnousova, Manager Investor Relations, Tatyana.Krasnousova@arkley.ru
Telephone: +7 (495) 933 27 80

Translated from Russian into English for information purposes

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

NEWS RELEASE

For Immediate Release – *November 28, 2006*

Chelyabinsk Zinc Plant to Supply 2,400 Tons of Zinc-Aluminium Alloy to ThyssenKrupp

Chelyabinsk, Russia – November 28, 2006 - Chelyabinsk Zinc Plant (RTS: CHZNG, LSE: CHZN) has announced that in February-July 2007 it will supply 2,400 tons of zinc-aluminium alloy to ThyssenKrupp, world leader in the production of high quality steel products. The product will be supplied through Euromin, Swiss trading company.

Chelyabinsk Zinc Plant was included as ThyssenKrupp supplier after successfully passing through an expertise review of experimental purchases of the alloy. Starting in 2003 Chelyabinsk Zinc Plant has produced alloys based on the CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark officially registered at the London Metal Exchange. In 2006 Chelyabinsk Zinc Plant received ISO 9001:2000 and ISO 14001:2004 certifications from BVQI, a major international certification organization.

Signing of a 6-month contract with ThyssenKrupp also confirmed high quality of zinc produced by Chelyabinsk Zinc Plant.

About Chelyabinsk Zinc Plant

Chelyabinsk Zinc Plant OJSC is the leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005 the plant produced 116,000 tonnes of SHG zinc, consolidated revenues under IFRS reached RR 4,791.2 million ($176.9 million), and profit was RR 147.2 million ($5.4 million). In the six months of 2006 CZP had consolidated revenue of RR 6,072.9 million ($224.3 million), consolidated profit of RR 1,313.0 ($48.5 million). In January-June 2006 the plant produced 70,1 tonnes of SHG zinc.

In 2006 the plant acquired 100% control of Nova-Zinc, developer of the Akzhal Zinc Mine, Kazakhstan.

In 2003 Chelyabinsk Zinc Plant put into operation an automated zinc electrolysis complex supplied with the latest equipment. In 2004 the CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark was officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.

The plant is a part of ChTPZ Group which consists of Chelyabinsk Pipe Plant OJSC (RTS: CHEP), Pervouralsky Novotrubny Zavod OJSC (RTS: PNTZ), ChTPZ-Complex Pipe Systems (maintenance company), MeTriS, a metal trading company, and ChTPZ-Meta, a company specializing in scrap metal collection and processing. Total turnover of the Group exceeds US$2 billion. Arkley Capital SARL, Luxembourg, manages ChTPZ Group's assets.

For more information contact:
Anna Levitanskaya, Public Relations Director, Anna.Levitanskaya@zinc.ru
Tatiana Krasnousova, Manager Investor Relations, Tatyana.Krasnousova@zinc.ru
Telephone: +7 (495) 933 27 80

CHELYABINSK
ZINC
PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

JSC Chelyabinsk Zinc Plant Wins Tender for Development of Amurskoye Zinc Deposit Subject to State Approval

Chelyabinsk, Russia – December 14, 2006 - Chelyabinsk Zinc Plant (RTS: CHZNG, LSE: CHZN), the leading Russian zinc producer, is pleased to announce that it has won the preliminary selection by tender to develop the Amurskoye Deposit, located in Bredinsky district, Chelyabinsk region, Russia. Five companies took part in the tender, organized by Chelyabinsk Region Territorial Agency for Subsoil Use, for the right to undertake a geological study, exploration and extraction of zinc ores.

Selection was made by Tender Commission consisting of representatives of regional and federal agencies. Based on Russian law, tender results are subject to approval by the Federal Agency for Subsoil Use (Rosnedra), with the winning bidder receiving exploration and development licence for 25 years.

Commenting on the preliminary results of the tender, Sergei Moiseyev, Chairman of the Board of Chelyabinsk Zinc Plant, said; "Our participation in the tender for exploration and development of the Amurskoye zinc deposit is in line with the company's vertical integration strategy, which is aimed at achieving greater self-sufficiency in raw materials in order to expand our production program and raise business efficiency." Mr. Moiseyev stressed that; "Chelyabinsk Zinc Plant proposed the fastest development rate of the site compared to the tender terms. Moreover, the company fully complies with one of the key conditions of the licence, which called for mandatory processing of zinc concentrate in the Chelyabinsk region."

Mr. Moiseyev also said, "In the event that the results of the tender are approved by Rosnedra, Chelyabinsk Zinc Plant could produce around 30,000 tonnes of zinc in concentrate by 2010 by developing the Amursky deposit with further increase in production volume to 50,000 tonnes in 2011. In these circumstances, the company's investments would reach approximately US$100 million."

According to recent exploration studies, probable reserves at the Amursky deposit are evaluated as 1 million tonnes of zinc. The zinc content in the ore is up to 2.64%.

About Chelyabinsk Zinc Plant

Chelyabinsk Zinc Plant OJSC is the leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005 the plant produced 116,000 tonnes of Special High Grade zinc, according to IFRS consolidated accounts revenues reached RR 4,791.2 million ($176.9 million), and profit was RR 147.2 million ($5.4 million). In the six months of 2006 CZP had consolidated revenue of RR 6,072.9 million ($224.3 million), consolidated profit of RR 1,313.0 ($48.5 million). In January-June 2006 the plant produced 70,100 tonnes of SHG zinc.
In 2006 the plant acquired 100% control of Nova-Zinc, developer of the Akzhal Zinc Mine, Kazakhstan. From 1 Jan., 2007 zinc concentrate produced at Akzhal Mining and Processing Plant will be supplied to Chelyabinsk Zinc Plant.

In 2003 Chelyabinsk Zinc Plant put into operation an automated zinc electrolysis complex supplied with the latest equipment. In 2004 the CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark was officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.
The plant is a part of ChTPZ Group which consists of Chelyabinsk Pipe Plant OJSC (RTS: CHEP), Pervouralsky Novotrubny Zavod OJSC (RTS: PNTZ), ChTPZ-Complex Pipe Systems (maintenance company), a metal trading company Uraltrubostal, and ChTPZ-Meta, a company specializing in scrap metal collection and processing. Total turnover of the Group exceeds US$2 billion. Arkley Capital SARL, Luxembourg, manages ChTPZ Group's assets.

This announcement may include forward-looking statements, including CZP's current expectations concerning the development of the deposit for which CZP has acquired a licence. CZP's actual results may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. By their nature, forwarding-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Even if the actual results are consistent with the forward-looking statements contained in this announcement, those results may not be indicative of results or developments in future periods. CZP does not undertake any obligation to update any forward-looking statements to reflect events that occur or circumstances that arise after the date of this announcement.

For more information contact:
Anna Levitanskaya, Public Relations Director, Anna.Levitanskaya@zinc.ru
Tatiana Krasnousova, Manager Investor Relations, Tatyana.Krasnousova@zinc.ru
Telephone: +7 (495) 933 27 80

CHELYABINSK
ZINC
PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

NEWS RELEASE

For Immediate Release – 28 *December, 2006*

JSC Chelyabinsk Zinc Plant Announces 3Q Results For The Nine Months Ended September 30, 2006

Chelyabinsk Zinc Plant (LSE: CHZN, RTS: CHZNG), Russia's largest producer of zinc and zinc alloys, is pleased to announce its results for the nine months ended 30 September, 2006.

Sergei Moiseyev, Chairman of the Board of Directors said: «Our interim results show CZP moving ahead with healthy margins while maintaining consensus expectations".

Consolidated financial results for 9 months of 2006*

All amounts in thousands of US$

	9M 2006	9M 2005	Change	6M 2006
Sales	**390 738**	**108 568**	**260%**	**226 773**
Gross Profit	**149 662**	**21 715**	**589%**	**80 658**
gross margin,%	*38%*	*20%*		*36%*
EBITDA	**130 890**	**10 290**	**>1000%**	**81 008**
EBITDA margin,%	*33%*	*9%*		*36%*
Profit/(loss) before income tax	**105 279**	**(1 744)**	**N/A**	**65 976**
Net Income	**80 767**	**(1 446)**	**N/A**	**49 028**
net margin,%	*21%*	*N/A*		*22%*

** Unaudited accounts. The US dollars amounts were calculated on the exchange rate of RR 26.7799 per $1, the official exchange rate as reported by the Central Bank of Russia for September 30, 2006*

In January-September 2006 Chelyabinsk zinc plant (CZP) produced 110,178 tonnes of zinc, 38% more than the year-earlier period (79,754 tonnes).

CZP's subsidiary Nova Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, mined 904,208 tones of ore in January-September, with the average zinc content in the ore of 2.9% and lead content of 0.63%. Production of zinc concentrate by Nova Zinc totalled 24,229 tonnes of zinc in zinc concentrate.

CZP's revenues increased by 260% to $390.8 million in the first nine months of 2006 as compared to the same period of 2005. The main reasons of this increase were the significant increase in LME zinc prices (average of US$2965 tonne against US$1296 tonne for the same period last year) and growth in the volume of zinc sales (from 72,993 tonnes of zinc and zinc in alloys in the first nine months of 2005 to 99,953 tonnes for the same period of 2006). The increase in revenues was also attributable to a higher pricing premium for domestic sales in 2006 that was partially offset by a decline in the volume of domestic sales as a proportion of total sales volume. Revenues for the period also included $37.8 million (or 9.7% of total revenues) generated by Nova Zinc, from the date of its consolidation into CZP's results on 1 April 2006.

Gross profit margin increased to 38% in the first nine months compared to 20% for the first nine months of 2005, while EBITDA margin increased from 9% to 33%. All margins posted positive growth year on year since the rate of sales growth exceeded the rate of increase in cost of sales, and selling, general and administrative costs. This trend was partially offset by the increased cost of zinc concentrates for CZP relative to LME zinc prices. The improvement in financial performance was also attributable to the consolidation of Nova Zinc with a gross profit margin of 49% and EBITDA margin of 52% for the first nine months of 2006.

CZP will host an Investor Conference Call to discuss its Q3/2006 financial results today, December 28, 2006 at 3.00 p.m. London time (6.00 p.m. Moscow time, 10.00 a.m. New York time).

Participants dial-in number is + 44 (0) 1452 569 393.
A replay service will be available until January 1, 2007 (for five days).
Replay details are as follows:
dial-in number +44 (0)1452 550 000, pin (access) number 5210195

About Chelyabinsk Zinc Plant
Chelyabinsk Zinc Plant JSC is the leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005, the plant produced 116,000 tonnes of Special High Grade zinc. According to the IFRS consolidated accounts, revenues reached RR 4,791.2 million, and profit was RR 147.2 million.
In 2006, CZP acquired 100% control of Nova Zinc, developer of the Akzhal Zinc Mine, Kazakhstan. Starting January 1st 2007 zinc concentrate produced at the Akzhal Mining and Processing Plant will be supplied to Chelyabinsk Zinc Plant.
In 2003, Chelyabinsk Zinc Plant put into operation an automated zinc electrolysis complex supplied with the latest equipment. In 2004, the CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark was officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.
Chelyabinsk Zinc's GDRs trade of the London Stock Exchange under the ticker symbol CHZN and the ordinary shares trade on RTS as CHZNG.

Investor and Media Contacts:
Anna Levitanskaya, PR Director, Anna.Levitanskaya@zinc.ru +7 (495) 933 27 80
Tatiana Krasnousova, Manager IR, Tatyana.Krasnousova@zinc.ru +7 (495) 933 27 80
Jon Simmons, Financial Dynamics +44 207 831 3113
Michael Guerin, Financial Dynamics +7 495 795 0623

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Balance sheet as of 30 September 2006

In thousands of Russian Roubles	30 September 2006 (Unaudited)	31 December 2005
ASSETS		
Non-current assets:		
Property, plant and equipment	7 070 777	3 311 755
Advances for capital construction	64 149	5 199
Goodwill	843 567	
Other intangible assets	18 457	24 028
Available-for-sale investments	2 106	2 108
Other non-current assets	367	
Total non-current assets	**7 999 423**	**3 343 090**
Current assets:		
Inventories, net	1 851 127	1 478 985
Trade and other receivables, net	1 973 918	689 769
Loans receivable	18 000	26 000
Cash and cash equivalents	752 958	131 740
Restricted cash		4 073
Total current assets	**4 596 003**	**2 330 567**
Total assets	**12 595 427**	**5 673 657**
Equity:		
Share capital	78 535	74 077
Share premium	47 368	48 192
Legal reserve	397	397
Cumulative translation reserve	(112 680)	
Retained earnings	6 398 449	4 235 524
Total equity	**6 412 069**	**4 358 190**
LIABILITIES		
Non-current liabilities:		
Borrowings	3 139 949	
Deferred income tax liability	1 275 080	181 264
Other non-current liabilities		
Total non-current liabilities	**4 415 029**	**181 264**
Current liabilities:		
Borrowings	419 470	269 836
Trade and other payables	739 857	808 933
Current income tax payable	8 009	38 444
Other taxes payable	600 992	16 990
Total current liabilities	**1 768 328**	**1 134 203**
Total liabilities	**6 183 357**	**1 315 467**
Total liabilities and equity	**12 595 426**	**5 673 657**

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Statement of Income for nine months ended 30 September 2006

In thousands of Russian Roubles	Nine months ended 30 September 2006	Nine months ended 30 September 2005
	(Unaudited)	
Revenues	10 463 916	2 907 444
Cost of sales	(6 455 970)	(2 325 916)
Gross profit	4 007 946	581 528
Distribution costs	(152 865)	(61 090)
General and administrative expenses	(986 788)	(552 140)
Operating profit / (lost)	2 868 293	(31 702)
Finance income	2 688	23 607
Finance costs	(152 888)	(29 348)
Net foreign exchange gain / (loss)	101 256	(9 256)
Profit / (loss) before income tax	2 819 349	(46 699)
Income tax expense	(656 420)	7 977
Profit / (loss) for the period	2 162 928	(38 721)
Profit is attributable to:		
Equity holders of the Company	2 162 928	(38 721)
Net profit for the period	2 162 928	(38 721)

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Statement of Cash Flows for nine months ended 30 September 2006

In thousands of Russian Roubles	Nine months ended 30 September 2006	Nine months ended 30 September 2005
	(Unaudited)	
Cash flows from operating activities		
Income before taxation	2 819 349	(46 699)
Adjustments for:		
Depreciation	530 339	304 697
Provisions for impairment of inventories	1 168	(6 285)
Provision for impairment of receivables	5 047	(531)
Loss on disposal of property, plant and equipment	111 922	
Interest expense	152 529	5 741
Interest income	(5 373)	
Foreign exchange (gains)/losses	19 061	2 361
Operating cash flows before working capital changes		
(Increase) / decrease in inventory	(234 437)	(347 650)

(Increase) / decrease in trade and other receivables	(1 244 168)	(114 318)
Increase / (decrease) in trade and other payables	(162 918)	149 558
Increase / (decrease) in taxes payable	223 731	55 514
(Increase) / decrease in restricted cash	4 073	
Cash generated from operations		
Income taxes paid	(406 960)	(20 436)
Interest paid	(152 529)	(29 348)
Net cash generated from operating activities	1 660 834	(47 396)
Cash flows from investing activities:		
Purchase of property, plant and equipment	(589 137)	(38 815)
Proceeds from the sale of property, plant and equipment	2 801	
Proceeds from the sale of long term investments	2	
Net cash paid for purchase of subsidiary	(3 715 677)	
Receipts from repayment of loans	8 000	
Interest received	5 373	23 607
Net cash (used in) / generated investing activities:	(4 288 639)	(15 208)
Cash flows from financing activities:		
Proceeds from long term borrowings	3 139 949	
Proceeds from short term borrowings	149 634	(54 644)
Acquisition of treasury shares	(21 804)	
Net cash generated from / (used in) financing activities	3 267 779	(54 644)
Effect of translation and foreign exchange rate changes on cash and cash equivalents	(19 061)	37
Net increase in cash and cash equivalents	620 913	(117 211)
Cash and cash equivalents at the beginning of the period	131 740	188 207
Cash and cash equivalents at the end of the period (net of restricted cash of RR 4,073)	752 653	70 996

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Statement of Changes in Equity for the nine months ended 30 September 2006

In thousands of Russian Roubles	Share capital	Treasury shares	Share premium/ discount	Legal reserve	Cumulative translation reserve	Retained earnings	Total equity
Balance at 1 January 2005	**74 077**		**48 192**	**397**		**4 088 299**	**4 210 965**
Net income for the period						(38 721)	(38 721)
Total recognised income for the period	-	-	-	-	-	(38 721)	(38 721)
Balance at 30 September 2005	**74 077**	**-**	**48 192**	**397**	**-**	**4 049 578**	**4 172 244**
Balance at 1 January 2006	**74 077**	**-**	**48 192**	**397**	**-**	**4 235 521**	**4 358 187**
Shares issued	**4 458**		**(4 458)**				**-**
Translation movement					(112 680)		**(112 680)**
Net income recognised directly in equity	-	-	-	-	(112 680)	-	(112 680)
Net income for the period						2 162 928	2 162 928
Total recognised income for the period	-	-	-	-	-	2 162 928	2 162 928
Acquisition of treasury shares		21 804					21 804
Sale of treasury shares		(21 804)	3 634				(18 170)
Balance at 30 September 2006	**78 535**	**-**	**47 368**	**397**	**(112 680)**	**6 398 449**	**6 412 069**

'rom Russian into English for information purposes

Mr. O.P. Safonov
Chairman of the Management Board
of Open Joint-Stock Company
Russian Trading System
Stock Exchange

QUARTERLY REPORT
of Open Joint-Stock Company
Chelyabinsk Zinc Plant
on Compliance with Corporate Governance Standards
(for admission of shares to the B-List of the Stock Exchange)
for the 3rd quarter of 2006

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
General requirements		
1.	Issuer forms a board of directors.	Full compliance The relevant provisions are laid down in: 1. paragraphs 15.1-15.5 of the Charter of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006) (the "*Issuer's Charter*") and 2. the Regulations on the Board of Directors of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006) (the "*Regulations on the Board of Directors of the Issuer*")
2.	The board of directors of the issuer must include at least 1 member of the board of directors who meets the following requirements: • has not been in the past year and is not currently an officer or employee of the issuer (managing company); • is not an officer of another company in which any of the officers of the Company are members of the Board of Directors' committee for staffing and remuneration; • is not a spouse, parent, child, or sibling of an officer of the (managing company) issuer (officer of the managing company of the issuer); • is not an affiliate of the issuer, except a member of the Board of Directors of the issuer; • is not a party to any obligation involving the issuer whereby he/she could acquire property (receive monetary funds) for a value amounting to 10% or more of the aggregate annual income of such person, except remuneration for participating in the work of the Board of Directors of the Companyне; • is not a representative of the state, i.e. a person representing the Russian Federation or a constituent entity of the Russian Federation on the board of directors of any company in relation to which a decision is made to exercise special	Full compliance Independent directors are: 1. Radik V. Sharifzyanov, born 1978 2. Alexei B. Shilov, born 1969 The relevant provisions in respect of independent directors are laid down in: 1. paragraph 22.3 of the Issuer's Charter, 2. paragraphs 5.1.-5.3. of the Regulations on the Board of Directors of the Issuer, and 3. section 5 of the Corporate Governance Code of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006, approved by the Board of Directors of CZP on June 1, 2006) (the "*Corporate Governance Code of the Issuer*")

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
	rights (a "golden share") or a person elected to the Board of Directors from among candidates nominated by the Russian Federation, a constituent entity of the Russian Federation, or a municipal entity, if such member of the Board of Directors is obliged to vote based on written orders (instructions) from a constituent entity of the Russian Federation, or a municipal entity, respectively.	
3.	1) The board of directors of the issuer must form a committee whose sole functions are to assess candidates for the position of Company external auditor, evaluate the auditor's Report, assess the effectiveness of the issuer's internal control procedures and draw up proposals for the improvement thereof (the audit committee), headed by a chairman who shall meet the eligibility requirements set forth in Item 2 hereof. 2) The Audit Committee shall consist only of those members of the Board of Directors who are not the sole executive body and/or members of the collective executive body of the issuer. 3) The assessment of the Company auditor's report drawn up by the audit committee shall be made available as part of the materials for the annual general shareholders' meeting of the issuer.	Full compliance 1) These functions of the Committee are laid down in: - paragraph 15.5.1. of the Issuer's Charter, - section 4 of the Regulations on the Board of Directors of the Issuer - section 9 of the Corporate Governance Code of the Issuer 2) Head of the Committee – Alexei V. Shilov (Chairman) – independent director Committee members: - Radik V. Sharifzyanov (independent director) - Sergei I. Moiseyev (Chairman of the Board of Directors, non-executive director) The chairman and committee members are not the sole executive body and or members of the collective executive body of the Issuer 3) These provisions are laid down in: - paragraphs 14.9.6. and 15.5.3. of the Issuer's Charter, - paragraph 4.6 of the Regulations on the Board of Directors of the Issuer
4.	The company by-laws of the issuer must provide for the duty of the members of the board of directors, members of the collective executive managing body, the person undertaking the functions of the sole executive body, including the management company and its officers, to disclose information on any securities of the issuer held by them, and on the sale and/or acquisition of any securities of the issuer.	Full compliance This duty of the members of the board of directors, members of the collective executive managing body, and the person undertaking the functions of the sole executive body are laid down in: 1. paragraph 6.3. of the Regulations on the Board of Directors of the Issuer, 2. paragraph 5.3. of the Regulations on the Management Board of the Issuer (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006), 3. paragraph 4.3. of the Regulations on the

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
		General Director of the Issuer (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006)
5.	The board of directors of the issuer must adopt a document on the use of information on the issuer's operations and on company securities and operations therewith that is not publicly available and the disclosure of which could have a material impact on the market value of the issuer's securities.	Full compliance These requirements are laid down in the Regulations on Information Policy of the Issuer (adopted by resolution of the Board of Directors of CZP on June 1, 2006)
6.	The board of directors of the issuer must adopt a document setting forth internal control procedures to supervise the main financial and business activities of the issuer, which are to be enforced by a separate department of the issuer reporting on identified infractions to the audit committee.	Full compliance These requirements are laid down in the Regulations on Supervision of the Financial and Business Operations (adopted by resolution of the Board of Directors of CZP on June 1, 2006)
7.	The charter of the issuer must stipulate that notice of a general shareholders' meeting must be given not less than 30 days prior to the date of the meeting, unless longer notice is prescribed by the law.	Full compliance This provision is laid down in paragraph 14.9.1. of the Charter of the Issuer
8.	The charter of the issuer must not contain a provision exempting the purchaser from making a mandatory offer to shareholders to sell their ordinary company shares (issued securities convertible to ordinary shares) upon the acquisition of 30 percent or more of the ordinary shares of the company.	Full compliance There is no such provision in the Charter of the Issuer

General Director V.V. Geikhman

[Company Seal]

Translated from Russian into English for information purposes

Code assigned to security
(to be completed by Stock Exchange)

Applicant code at Exchange
(to be completed by Broker)

Securities FORM

October 17, 2006

1. General Information

1.1.	Full name of Applicant as shown in the Charter	*Issuer*
1.2.	Full name of Issuer as shown in the Charter (in Russian and English)	*Открытое акционерное общество «Челябинский цинковый завод»* *Joint-Stock Company "Chelyabinsk Zinc Plant"*
1.3.	Contact person from Applicant	*Yelena I. Babikova* *Head of Property Department* *Roman M. Safronov* *Company Secretary*
1.4.	Contact tel., e-mail of Applicant	*Yelena I. Babikova* *Tel.: (351) 799-00-35* *Fax: (351) 799-00-36* *E-mail: eib@zinc.ru* *Roman M. Safronov* *Tel.: (495) 933-2780* *Fax: (495) 933-2783* *E-mail: Roman.Safronov@arkley.ru*

2.1. Basic features of the securities (shares)

2.1.1.	Short name of Issuer as shown in the Charter (in Russian and English)	*ОАО «ЧЦЗ»* *JSC "CZP"*
2.1.2.	Class, type and form of issue of securities	*Ordinary registered uncertificated shares*
2.1.3.	Par value of securities	*1 (one) ruble*
2.1.4.	Number of securities (by type) total amount of issue*	*As of the date of the form the charter capital of the Issuer comprises 5,094,368 (five million ninety-four thousand three hundred sixty-eight) Ordinary registered shares with a par value of 1 (one) ruble each* *Total amount of the issue 5,094,368 rubles*
2.1.5.	Number and date of state registration of the securities issue, registering authority	**1.** State registration number and date of issue: *1-01-45040-D of November 3, 2003* – issues combined on *November 3, 2003 by the Urals Federal District division of the Federal Commission for Securities Market of Russia.* Previously cancelled state registration numbers and dates of issue: *69-1P-230 of June 4, 1993., 69-1-918 of October 24, 1996* Authority issuing the state registration number of the share issue: *Urals Federal District division of the Federal Commission for Securities Market of Russia.* **2.** State registration number and date of issue: *1-01-45040-D-002D of July 4, 2006.* Authority issuing the state registration number of the additional share

		issue: *Urals Federal District division of the Federal Service for Financial Markets of Russia* **3.** State registration number and date of issue: *1-01-45040-D-003D of October 12, 2006.* Authority issuing the state registration number of the additional share issue: *FSFM of Russia.*
2.1.6.	Number and date of registration of the report on the securities issue, registering authority	**1.** State registration number and date: *1-01-45040-D of November 3, 2003 (69-1P-230 of June 4, 1993)* Date of state registration of report on the securities issue: *the report was not registered* Authority registering the report on the securities issue: *the report was not registered* **2.** State registration number and date: *1-01-45040-D of November 3, 2003 (69-1-918 of October 24, 1996)* Date of state registration of report on the securities issue: *November 6, 1997.* Authority registering the report on the securities issue: *Chelyabinsk Regional Division of the FSFM of Russia*. **3.** State registration number and date: *1-01-45040-D-002D of July 4, 2006.* Date of state registration of report on the securities issue: *August 9, 2006.* Authority registering the report on the securities issue: *Urals Federal District division of the Federal Service for Financial Markets of Russia.*
2.1.7.	ISIN codes of the issues	*RU0009093918*

3. Details of Issuer

3.1.	Certificate of state registration (entry to the Unified State Register of Legal Entities)	Number: *1027402551880* Date of issue: *December 16, 2002* Registering authority: *Kurchatov District, Chelyabinsk, Yax Inspectorate*
3.2.	Number of shareholders	Total number of persons registered in the issuer's shareholder register as of the date of the form: *673 (six hundred seventy-three), of which 10 (ten) are legal entities* *656 (six hundred fifty-six) are physical persons* *7 (seven) are nominal shareholders*
3.3.	Maximum percentage of voting shares held by one person and its affiliates	The maximum percentage of voting shares held by one person and its affiliates as of the date of the form: *87.99%* Holder: *NF Holdings B.V. (formerly known as Euromin Holdings B.V.)* Address: *Saturn Building, 4th floor, Saturnusstraat 25 I, 2132 HB HOOFDDORP, the Netherlands*
3.4.	Net asset value/equity capital	*Net asset value for the 2nd quarter of 2006:* *5,120,120,000 rubles*
3.5.	Charter capital	Charter capital is comprised of: *5,094,368 (five million ninety-four thousand three hundred sixty-eight) ordinary registered shares with a par value of 1 (one) ruble each*
3.6.	Number of authorized shares	*50,000,000 (Fifty million) ordinary registered shares with a par value of 1 (one) rubles each*
3.7.	Industry	*OKVED – 27.43; 27.41; 27.45*
3.8	Taxpayer ID	*7448000013*
3.9.	Title and name in full of head	*Vsevolod V. Geikhman* *General Director*
3.10.	Registered address	*Sverdlovsky Trakt, 24, Chelyabinsk, 454008, Russian Federation*
3.11.	Postal address	*Sverdlovsky Trakt, 24, Chelyabinsk, 454008, Russian Federation*
3.12.	Name in full of Chairman of the Board of Directors	*Sergei I. Moiseyev*
3.13.	Title and name in full of persons responsible for securities matters (head and/or specialist) indicating contact tel/fax and e-mail	Title: *Head of Property Department* Name in full: Yelena I. Babikova Tel.: *(351) 799-00-35* Fax: *(351) 799-00-36* E-mail: *eib@zinc.ru* Title: *Company Secretary*

		Name in full: *Roman M. Safronov* Tel.: *(495) 933-2780* Fax: *(495) 933-2783* E-mail: *Roman.Safronov@arkley.ru* *Maria Kirienko* *Tel.: (495) 956-38-58* *Fax: (495) 956-38-68* *E-mail: makirienko@debevoise.com*
3.14.	Number and location of branches and offices, addresses and telephones	*There are no branches or offices*
3.15.	Bank details	Full company name of bank: *CHELINDBANK COMMERCIAL BANK* *(open joint-stock company)* Short company name of bank: *Chelindbank* Address of bank: *Ul. Karla Marxa, 80, Chelyabinsk, 454091, Russian Federation* Bank Codes: *7453002182 / 745301001* Number and type of accounts of issuer: Current account *(Russian rubles) 40702810707110004029* BIC: *047501711* Correspondent account: *30101810400000000711*
3.16.	Contact tel./fax	Tel.: *(351) 799-00-35* Fax: *(351) 799-00-12*
3.17.	E-mail	E-mail: *eib@zinc.ru*
3.18	Web site	*www.zinc.ru*

4. Details of issuer's securities issues

4.1. Total number of shares of the issuer, including:

	Number	Rubles
ordinary	*5,094,368*	*5,094,368*
preferred	--	--
Total (amount of charter capital)	*5,094,368*	*5,094,368*

4.2. Total number of registered share issues:

	Event	Date	State registration number	Number of shares in issue		Par value of security, in rubles	Date of registration of securities prospectus (privatization plan/ offering prospectus)
				обыкновенные	привилегированные		
1	Initial issue	June 4, 1993	69-1P-230 (November 3, 2003 number issued as 1-01-45040-D)	381,125	155,671	1,000 rubles (after devaluation 1 ruble)	Date of registration of privatization plan: June 4, 1993
2	Second issue	October 24, 1996	69-1-918 (November 3, 2003 number issued as 1-01-45040-D)	100,000	--	1,000 rubles (after devaluation 1 ruble)	Date of registration of offering prospectus: October 24, 1996
	First and second issue combined	November 3, 2003	1-01-45040-D	636,796	--	1 ruble	--
3	Third issue	July 4, 2006	1-01-45040-D-002D	4,457,572	--	1 руб.	--
4	Fourth issue *(not placed as of the date of the form)*	October 12, 2006	1-01-45040-D-003D	325,173	--	1 руб.	Date of registration of securities prospectus: October 12, .2006
Total number of outstanding shares				5,094,368	--	1 ruble	

4.3. Any additional information --

5. Details of registrar

5.1.	Full and short name as sown in the Charter	Full name: *Closed Joint-Stock Company INTRAKO Registrar, Moscow Branch* Short name: *INTRAKO Registrar, Moscow Branch*
5.2.	Number of License issued by the licensing authority	*License to maintain securities holders registers* License Number: *10-000-1-00272* Date of issue: *December 24, 2002* Validity period: *unlimited term* Licensing authority: *Federal Commission for Securities Markets of Russia*
5.3.	Title and name in full of head	*Malkhaz K. Dzhodzhua* *General Director*
5.4.	Registered address	*Address: 2nd floor, U;. Lenina, 64, Perm, 614990, Russian Federation* *Moskovsky Branch: Volgogradsky Prospekt, 2, Moscow, 109316, Russian Federation*
5.5.	Details of agreement for services with issuer	*Agreement for Shareholder Register Services o. 24-R dated December 30, 2003*
5.6.	Bank details of registrar	*Current account 40702810200000000288 with Metallinvestbank, Bank Codes 5903027161/770902001* *Corr. account 30101810100000000163 with RKTs-2 GU of the Central Bank of Russia for Moscow, BIC 044585163*
5.7.	Postal address	*Postal address: 2nd floor, U;. Lenina, 64, Perm, 614990, Russian Federation* *Moskovsky Branch: Volgogradsky Prospekt, 2, Moscow, 109316, Russian Federation*
5.8.	Contact tel./fax	Tel.: *(495) 730-05-46, 674-41-40* Fax: *(495) 730-05-46, 674-41-40*
5.9.	E-mail	*mail@intraco.msk.ru*

General Director

[Company Seal] V.V. Geikhman

Translated from Russian into English for information purposes

ЧЕЛЯБИНСКИЙ ЦИНКОВЫЙ ЗАВОД

[CZP letterhead]

Mr. O.P. Safonov
Chairman of the Management Board
of Open Joint-Stock Company
Russian Trading System
Stock Exchange

Confirmation of net asset value (equity capital)
of Joint-Stock Company Chelyabinsk Zinc Plant as of June 30, 2006

We hereby confirm that as of June 30, 2006 the net asset value of Chelyabinsk Zinc Plant amounted to 5,120,120,000 rubles.

Acting General Director L.A. Kazanbaev

Chief Accountant V.V. Krokhalev-Lyalin

Translated from Russian into English for information purposes

Mr. O.P. Safonov
Chairman of the Management Board
of Open Joint-Stock Company
Russian Trading System
Stock Exchange

QUARTERLY REPORT
of Open Joint-Stock Company
Chelyabinsk Zinc Plant
on Compliance with Corporate Governance Standards
(for admission of shares to the B-List of the Stock Exchange)
for the 4th quarter of 2006

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
General requirements		
1.	Issuer forms a board of directors.	Full compliance The relevant provisions are laid down in: 1. paragraphs 15.1-15.5 of the Charter of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006) (the "*Issuer's Charter*") and 2. the Regulations on the Board of Directors of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006) (the "*Regulations on the Board of Directors of the Issuer*")
2.	The board of directors of the issuer must include at least 1 member of the board of directors who meets the following requirements: • has not been in the past year and is not currently an officer or employee of the issuer (managing company); • is not an officer of another company in which any of the officers of the Company are members of the Board of Directors' committee for staffing and remuneration; • is not a spouse, parent, child, or sibling of an officer of the (managing company) issuer (officer of the managing company of the issuer); • is not an affiliate of the issuer, except a member of the Board of Directors of the issuer; • is not a party to any obligation involving the issuer whereby he/she could acquire property (receive monetary funds) for a value amounting to 10% or more of the aggregate annual income of such person, except remuneration for participating in the work of the Board of Directors of the Companyне; • is not a representative of the state, i.e. a person representing the Russian Federation or a constituent entity of the Russian Federation on the board of directors of any company in relation to which a decision is made to exercise special	Full compliance Independent directors are: 1. Radik V. Sharifzyanov, born 1978 2. Alexei B. Shilov, born 1969 The relevant provisions in respect of independent directors are laid down in: 1. paragraph 22.3 of the Issuer's Charter, 2. paragraphs 5.1.-5.3. of the Regulations on the Board of Directors of the Issuer, and 3. section 5 of the Corporate Governance Code of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006, approved by the Board of Directors of CZP on June 1, 2006) (the "*Corporate Governance Code of the Issuer*")

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
	rights (a "golden share") or a person elected to the Board of Directors from among candidates nominated by the Russian Federation, a constituent entity of the Russian Federation, or a municipal entity, if such member of the Board of Directors is obliged to vote based on written orders (instructions) from a constituent entity of the Russian Federation, or a municipal entity, respectively.	
3.	1) The board of directors of the issuer must form a committee whose sole functions are to assess candidates for the position of Company external auditor, evaluate the auditor's Report, assess the effectiveness of the issuer's internal control procedures and draw up proposals for the improvement thereof (the audit committee), headed by a chairman who shall meet the eligibility requirements set forth in Item 2 hereof. 2) The Audit Committee shall consist only of those members of the Board of Directors who are not the sole executive body and/or members of the collective executive body of the issuer. 3) The assessment of the Company auditor's report drawn up by the audit committee shall be made available as part of the materials for the annual general shareholders' meeting of the issuer.	Full compliance 1) These functions of the Committee are laid down in: - paragraph 15.5.1. of the Issuer's Charter, - section 4 of the Regulations on the Board of Directors of the Issuer - section 9 of the Corporate Governance Code of the Issuer 2) Head of the Committee – Alexei V. Shilov (Chairman) – independent director Committee members: - Radik V. Sharifzyanov (independent director) - Sergei I. Moiseyev (Chairman of the Board of Directors, non-executive director) The chairman and committee members are not the sole executive body and or members of the collective executive body of the Issuer 3) These provisions are laid down in: - paragraphs 14.9.6. and 15.5.3. of the Issuer's Charter, - paragraph 4.6 of the Regulations on the Board of Directors of the Issuer
4.	The company by-laws of the issuer must provide for the duty of the members of the board of directors, members of the collective executive managing body, the person undertaking the functions of the sole executive body, including the management company and its officers, to disclose information on any securities of the issuer held by them, and on the sale and/or acquisition of any securities of the issuer.	Full compliance This duty of the members of the board of directors, members of the collective executive managing body, and the person undertaking the functions of the sole executive body are laid down in: 1. paragraph 6.3. of the Regulations on the Board of Directors of the Issuer, 2. paragraph 5.3. of the Regulations on the Management Board of the Issuer (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006), 3. paragraph 4.3. of the Regulations on the

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
		General Director of the Issuer (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006)
5.	The board of directors of the issuer must adopt a document on the use of information on the issuer's operations and on company securities and operations therewith that is not publicly available and the disclosure of which could have a material impact on the market value of the issuer's securities.	Full compliance These requirements are laid down in the Regulations on Information Policy of the Issuer (adopted by resolution of the Board of Directors of CZP on June 1, 2006)
6.	The board of directors of the issuer must adopt a document setting forth internal control procedures to supervise the main financial and business activities of the issuer, which are to be enforced by a separate department of the issuer reporting on identified infractions to the audit committee.	Full compliance These requirements are laid down in the Regulations on Supervision of the Financial and Business Operations (adopted by resolution of the Board of Directors of CZP on June 1, 2006)
7.	The charter of the issuer must stipulate that notice of a general shareholders' meeting must be given not less than 30 days prior to the date of the meeting, unless longer notice is prescribed by the law.	Full compliance This provision is laid down in paragraph 14.9.1. of the Charter of the Issuer

General Director V.V. Geikhman

[Company Seal]

Prepared by Y.I. Babikova
(351) 799-00-35

Code assigned to security
(to be completed by Stock Exchange)

Applicant code at Exchange
(to be completed by Broker)

Securities FORM

January 31, 2007

1. General Information

1.1.	Full name of Applicant as shown in the Charter	*Issuer*
1.2.	Full name of Issuer as shown in the Charter (in Russian and English)	*Открытое акционерное общество «Челябинский цинковый завод»* *Joint-Stock Company "Chelyabinsk Zinc Plant"*
1.3.	Contact person from Applicant	*Yelena I. Babikova* *Head of Property Department* *Roman M. Safronov* *Company Secretary*
1.4.	Contact tel., e-mail of Applicant	*Tel.: (351) 799-00-35; Fax: (351) 799-00-36* *E-mail: eib@zinc.ru*

2.1. Basic features of the securities (shares)

2.1.1.	Short name of Issuer as shown in the Charter (in Russian and English)	*ОАО «ЧЦЗ»* *JSC "CZP"*
2.1.2.	Class, type and form of issue of securities	*Ordinary registered uncertificated shares*
2.1.3.	Par value of securities	*1 (one) ruble*
2.1.4.	Number of securities (by type) total amount of issue*	*5,419,541 (five million four hundred nineteen thousand five hundred forty-one) ordinary registered shares with a par value of 1 (one) ruble each* *Total amount of the issue 5, 419,541 rubles*
2.1.5.	Number and date of state registration of the securities issue, registering authority	**1.** State registration number and date of issue: *1-01-45040-D of November 3, 2003* – (combined issues) **2.** State registration number and date of issue: *1-01-45040-D-003D of October 12, 2006.* Authority issuing the state registration number of the additional share issue: *FSFM of Russia.*
2.1.6.	Number and date of registration of the report on the securities issue, registering authority	**1.** State registration number and date: *1-01-45040-D of November 3, 2003 (69-1P-230 of June 4, 1993)* Date of state registration of report on the securities issue: *the report was not registered* Authority registering the report on the securities issue: *the report was not registered* **2.** State registration number and date: *1-01-45040-D of November 3, 2003 (69-1-918 of October 24, 1996)* Date of state registration of report on the securities issue: *November 6, 1997.* Authority registering the report on the securities issue: *Chelyabinsk Regional Division of the FSFM of Russia.* **3.** State registration number and date: *1-01-45040-D-002D of July 4,*

		2006. Date of state registration of report on the securities issue: *August 9, 2006.* Authority registering the report on the securities issue: *Urals Federal District division of the Federal Service for Financial Markets of Russia.* **4.** State registration number and date: *1-01-45040-D-003D of October 12, 2006.* Date of filing of notice of the report of the securities issue: *November 22, 2006.* Authority where the notice of the report of the securities issue was filed: *FSFM of Russia.*
2.1.7.	ISIN codes of the issues	*RU0009093918*

3. Details of Issuer

3.1.	Certificate of state registration (entry to the Unified State Register of Legal Entities)	Number: *1027402551880* Date of issue: *December 16, 2002* Registering authority: *Kurchatov District, Chelyabinsk, Yax Inspectorate*
3.2.	Number of shareholders	Total number of persons registered in the issuer's shareholder register as of the date of the form: *655 (six hundred fifty-five), of which 10 (ten) are legal entities* *637 (six hundred thirty-seven) are physical persons* *8 (eight) are nominal shareholders*
3.3.	Maximum percentage of voting shares held by one person and its affiliates	The maximum percentage of voting shares held by one person and its affiliates as of the date of the form: ***52.34**%* Holder: *NF Holdings B.V. (formerly known as Euromin Holdings B.V.)* Address: *Saturn Building, 4th floor, Saturnusstraat 25 I, 2132 HB HOOFDDORP, the Netherlands*
3.4.	Net asset value/equity capital	*Net asset value for the 3rd quarter of 2006:* *5,595,700,000 rubles*
3.5.	Charter capital	Charter capital is comprised of: *5,419,541 (five million four hundred nineteen thousand five hundred forty-one) ordinary registered shares with a par value of 1 (one) ruble each*
3.6.	Number of authorized shares	*49,674,827 (forty-nine million six hundred seventy-four thousand eight hundred twenty-seven) ordinary registered shares with a par value of 1 (one) rubles each*
3.7.	Industry	*OKVED – 27.43; 27.41; 27.45*
3.8	Taxpayer ID	*7448000013*
3.9.	Title and name in full of head	*Vsevolod V. Geikhman* *General Director*
3.10.	Registered address	*Sverdlovsky Trakt, 24, Chelyabinsk, 454008, Russian Federation*
3.11.	Postal address	*Sverdlovsky Trakt, 24, Chelyabinsk, 454008, Russian Federation*
3.12.	Name in full of Chairman of the Board of Directors	*Sergei I. Moiseyev*
3.13.	Title and name in full of persons responsible for securities matters (head and/or specialist) indicating contact tel/fax and e-mail	Title: *Head of Property Department* Name in full: Yelena I. Babikova Tel.: *(351) 799-00-35* Fax: *(351) 799-00-36* E-mail: *eib@zinc.ru* Title: *Company Secretary* Name in full: *Roman M. Safronov* Tel.: *(495) 933-2780* Fax: *(495) 933-2783* E-mail: *Roman.Safronov@arkley.ru* *Maria Kirienko* *Tel.: (495) 956-38-58* *Fax: (495) 956-38-68* *E-mail: makirienko@debevoise.com*
3.14.	Number and location of	*There are no branches or offices*

	branches and offices, addresses and telephones	
3.15.	Bank details	Full company name of bank: *CHELINDBANK COMMERCIAL BANK* *(open joint-stock company)* Short company name of bank: *Chelindbank* Address of bank: *Ul. Karla Marxa, 80, Chelyabinsk, 454091, Russian Federation* Bank Codes: *7453002182 / 745301001* Number and type of accounts of issuer: Current account *(Russian rubles) 40702810707110004029* BIC: *047501711* Correspondent account: *30101810400000000711*
3.16.	Contact tel./fax	Tel.: *(351) 799-00-35* Fax: *(351) 799-00-36*
3.17.	E-mail	E-mail: *eib@zinc.ru*
3.18	Web site	*www.zinc.ru*

4. Details of issuer's securities issues

4.1. Total number of shares of the issuer, including:

	Number	Rubles
ordinary	*5,419,541*	*5,419,541*
preferred	--	--
Total (amount of charter capital)	*5,419,541*	*5,419,541*

4.2. Total number of registered share issues:

	Event	Date	State registration number	Number of shares in issue		Par value of security, in rubles	Date of registration of securities prospectus (privatization plan/ offering prospectus)
				обыкновенные	привилегированные		
1	Initial issue	June 4, 1993	69-1P-230 (November 3, 2003 number issued as 1-01-45040-D)	381,125	155,671	1,000 rubles (after devaluation 1 ruble)	Date of registration of privatization plan: June 4, 1993
2	Second issue	October 24, 1996	69-1-918 (November 3, 2003 number issued as 1-01-45040-D)	100,000	--	1,000 rubles (after devaluation 1 ruble)	Date of registration of offering prospectus: October 24, 1996
	First and second issue combined	November 3, 2003	1-01-45040-D	636,796	--	1 ruble	--
3	Third issue	July 4, 2006	1-01-45040-D-002D	4,457,572	--	1 руб.	--
4	Fourth issue	October 12, 2006	1-01-45040-D-003D	325,173	--	1 руб.	Date of registration of securities prospectus: October 12, .2006
5	Combined issues (individ. code 002D of additional issue 1-01-45040-D-002D cancelled December 5, 2006	November 3, 2003	1-01-45040-D	5,094,368	--	1 руб.	
Total number of outstanding shares				5,419,541	--	1 ruble	

4.3. Any additional information --

5. Details of registrar

5.1.	Full and short name as sown in the Charter	Full name: *Closed Joint-Stock Company INTRAKO Registrar, Moscow Branch* Short name: *INTRAKO Registrar, Moscow Branch*
5.2.	Number of License issued by the licensing authority	*License to maintain securities holders registers* License Number: *10-000-1-00272* Date of issue: *December 24, 2002* Validity period: *unlimited term* Licensing authority: *Federal Commission for Securities Markets of Russia*
5.3.	Title and name in full of head	*Malkhaz K. Dzhodzhua* *General Director*
5.4.	Registered address	*Address: 2nd floor, U;. Lenina, 64, Perm, 614990, Russian Federation* *Moskovsky Branch: Volgogradsky Prospekt, 2, Moscow, 109316, Russian Federation*
5.5.	Details of agreement for services with issuer	*Agreement for Shareholder Register Services o. 24-R dated December 30, 2003*
5.6.	Bank details of registrar	*Current account 40702810200000000288 with Metallinvestbank, Bank Codes 5903027161/770902001* *Corr. account 30101810100000000163 with RKTs-2 GU of the Central Bank of Russia for Moscow, BIC 044585163*
5.7.	Postal address	*Postal address: 2nd floor, U;. Lenina, 64, Perm, 614990, Russian Federation* *Moskovsky Branch: Volgogradsky Prospekt, 2, Moscow, 109316, Russian Federation*
5.8.	Contact tel./fax	Tel.: *(495) 730-05-46, 674-41-40* Fax: *(495) 730-05-46, 674-41-40*
5.9.	E-mail	*mail@intraco.msk.ru*

General Director

[Company Seal] V.V. Geikhman

Translated from Russian into English for information purposes

ЧЕЛЯБИНСКИЙ ЦИНКОВЫЙ ЗАВОД

[CZP letterhead]

Mr. O.P. Safonov
Chairman of the Management Board
of Open Joint-Stock Company
Russian Trading System
Stock Exchange

Confirmation of net asset value (equity capital) of Joint-Stock Company Chelyabinsk Zinc Plant as of September 30, 2006

We hereby confirm that as of September 30, 2006 the net asset value of Chelyabinsk Zinc Plant amounted to 5,595,700,000 rubles.

Chief Financial Officer B.D. Birman

Chief Accountant V.V. Krokhalev-Lyalin

Translated from Russian into English for information purposes

APPROVED

by Resolution of the Board of Directors
of Open Joint-Stock Company
Chelyabinsk Zinc Plant

Minutes of the Board of Directors meeting

dated August 10, 2006

AMENDMENT No. 3

to the Charter
of Joint-Stock Company
Chelyabinsk Zinc Plant

Registered by Decision of the Head of Administration of Kurchatovsky District, Chelyabinsk, No. 599 dated May 11, 1993
OGRN 1027402551880

The Charter of Open Joint-Stock Company Chelyabinsk Zinc Plant shall be amended as follows:

1. Article 7.1.1. of the Charter shall read as follows:
"7.1.1. The Company's charter capital is comprised of the nominal value of shares acquired by shareholders (placed and outstanding shares).
The Company's charter capital is comprised of 5,094,368 (five million ninety-four thousand three hundred sixty-eight) rubles and is divided into 5,094,368 (five million ninety-four thousand three hundred sixty-eight) ordinary registered shares with a nominal value of 1 (one) ruble each.".

2. Article 7.1.2. of the Charter shall read as follows:
"7.1.2. In addition to the placed shares the Company may place another 542,428 (five hundred forty-two thousand four hundred twenty-eight) ordinary registered shares with a nominal value of 1 (one) ruble each (authorized shares).".

General Director of CZP **V. V. Geikhman**

Translated from Russian into English for information purposes

APPROVED
by the Extraordinary General Shareholders' Meeting of JSC "CZP" on August 18, 2006

(Minutes of the meeting dated August 18, 2006)

CHARTER

OF JOINT-STOCK COMPANY
"CHELYABINSK ZINC PLANT"
(new version No. 2)

Chelyabinsk, 2006

Contents:

1. General Provisions

1.1. Joint-Stock Company Chelyabinsk Zinc Plant, hereinafter the "Company", is an open joint-stock company. The Company is incorporated as a legal entity and operates on the basis of the Charter and the laws of the Russian Federation.

The Company was established on the basis of Decision No. 38 of the Chelyabinsk Oblast Committee for State Property Management dated February 5, 1993 by way of the reorganization of the Chelyabinsk Electrolytic Zinc Plant state enterprise, registered in the Kurchatov District, Chelyabinsk (Certificate No. 208 of May 11, 1993) with the firm name Open Joint-Stock Company Chelyabinsk Electrolytic Zinc Plant, and has the rights and obligations of a legal entity from the moment of its registration.

On May 23, 2002 the annual general shareholders' meeting voted to change the name of Open Joint-Stock Company Chelyabinsk Electrolytic Zinc Plant to Joint-Stock Company Chelyabinsk Zinc Plant.

The Charter hereunder was prepared in accordance with the Civil Code of the Russian Federation (Part One), Federal Law No. 208-FZ dated December 26, 1995 on Joint Stock Companies, and Federal Law No. 160-FZ dated July 9, 1999 on Foreign Investment in the Russian Federation.

1.2. The provisions of the Charter hereunder shall be mandatory for all management bodies and shareholders of the Company.

1.3. The Company shall be established for an unlimited period.

2. The Company's Name and Location

2.1. The Company's full firm name: Открытое акционерное общество «Челябинский цинковый завод».

The Company's short firm name: ОАО «ЧЦЗ».

The Company's name in English: Joint-Stock Company "Chelyabinsk Zinc Plant".

The Company's short firm name in English: JSC "CZP"

2.2. The Company's location (place of business): 24 Sverdlovsky Trakt, Chelyabinsk, 454008, Russian Federation.

2.3 The Company's postal address: 24 Sverdlovsky Trakt, Chelyabinsk, 454008, Russian Federation.

3. Purpose and Scope of Activities

3.1. The purpose of the Company shall be to earn profit.

The Company's major activities shall be:

- purchase, sale and processing of zinc concentrates, semi-finished products, and recycled materials and waste containing non-ferrous metals;
- purchase, sale and processing of minerals containing precious metals to produce products containing precious metals, and use of precious metals in the production of zinc;
- processing of lead cake containing precious metals at own and other facilities;
- purchase, sale and processing of precious metals contained in blister copper, minerals, refined precious metals, and industrial products;
- any operations with precious metals envisaged under the laws of the RF;
- production, purchase and sale (trade) of consumer goods and agricultural produce;
- provision of paid services to legal entities and individuals on a contractual basis;
- scientific research, research and development, design and assembly work;
- collection and sale of recyclable waste from the Company's production;
- import-export and other foreign trade operations envisaged under the laws of the RF;
- recreational activities, cultural and sporting events;
- health and medical programs.

The Company may undertake any other types of commercial activities pursuant to the purpose of its activities, unless prohibited by law.

The Company shall enjoy civil rights and undertake obligations as required to perform any activities not prohibited by law.

The Company may only undertake certain activities as included in the law with special permission (under license). Should permission (license) to undertake a certain activity be subject to such activity being the sole activity, the Company may not undertake any types of activities other than that included in the license and attendant activities for the term of the license.

4. The Company's Legal Status

4.1. The Company is a legal entity and owns separate property recorded on its separate balance sheet.

The Company may acquire and exercise property rights and personal non-property rights on its own behalf, incur liabilities and appear in court as a plaintiff or defendant.

4.2. The Company is entitled to open bank accounts in the Russian Federation and abroad under applicable procedures.

4.3. The Company has a round seal bearing its full legal name in Russian and its address.

The Company may have stamps and letterheads bearing its name, its own emblem as well as trade mark registered under applicable procedures and other means of visual identification.

4.4. The sale of products, performance of work and provision of services shall be undertaken at prices and rates established solely by the Company, with the exception of any cases provided by legislation.

4.5. The Company may take part in other legal and corporate entities as a founding member (participant, shareholder, member) within the RF and abroad.

4.6. The Company may form voluntary unions and associations governed by rules which shall not contravene anti-trust legislation in force in Russia, as envisaged under Russian statutory law or the law of any other country.

4.7. The Company may take part in and collaborate in other ways with international public cooperative and other organizations.

4.8. The Company may be a shareholder in another joint-stock Company.

5. Liability of the Company

5.1. The Company shall be liable for its obligations to the extent of all of its property.

The Company shall not be liable for its shareholders' obligations.

5.2. The State and its agencies shall not be liable for the Company's obligations and the Company shall not be liable for the obligations of the State and its agencies.

6. Branches and Representative Offices

6.1. The Company may establish branches and open representative offices both in the Russian Federation and abroad in compliance with existing Russian law as well as the laws of CIS countries and the relevant laws of foreign countries where the branches and representative offices may be established, unless otherwise prescribed by an international treaty.

The branches and representative offices shall carry out business on behalf of the Company, which shall be liable for their activities.

6.2. The Company's branch is a separate division located beyond the Company's place of business and carrying out all or a part of its activities, including the representation of the Company.

6.3. The Company's representative office is a separate division located beyond the Company's place of business and representing the Company and protecting its interests.

6.4. The branch and representative office are not legal entities, shall be vested with property by the Company and shall operate in accordance with regulations thereon. The property of a branch or representative office is recorded both on their separate balance sheets and the Company's balance sheet. Decisions to establish and to wind up branches and representative offices, approve provisions thereon and appoint managers shall be taken by the Company's Board of Directors pursuant to the laws of the country in which the branch or representative office is established.

The managers of branches and representative offices shall act under a power of attorney issued by the Company.

7. Charter Capital

7.1. Placed and Authorized Shares

7.1.1. The Company's charter capital is comprised of the nominal value of shares acquired by shareholders (placed and outstanding shares).

The Company's charter capital is comprised of 5,094,368 (five million ninety-four thousand three hundred sixty-eight) roubles and is divided into 5,094,368 (five million ninety-four thousand three hundred sixty-eight) ordinary registered shares with a nominal value of 1 (one) rouble each.

7.1.2. In addition to the placed shares the Company may place another 50,000,000 (fifty million) ordinary registered shares with a nominal value of 1 (one) rouble each (authorized shares).

7.1.3. The rights vested in the authorized shares shall be the same as those vested in the Company's outstanding ordinary registered shares in accordance with the Company Charter and the provisions of applicable Russian law.

7.2. Increase in Charter Capital

7.2.1. The Company's charter capital may be increased by way of increasing nominal value of shares or by way of placing additional shares.

7.2.2. Decisions on increasing the Company's charter capital by way of increasing nominal value of shares shall be taken by the general shareholders' meeting.

7.2.3. Decisions on increasing the Company's charter capital by way of placing additional shares shall be taken by the Board of Directors, except in cases where federal law prescribes that such decision may only be made by the general shareholders' meeting.

Decisions by the Company's Board of Directors on increasing the Company's charter capital by way of placing additional shares shall be passed by unanimous vote of all members of the Company's Board of Directors, without regard to the votes of members of the Company's Board of Directors who have withdrawn.

7.2.4. In increasing charter capital the Company shall be governed by the restrictions laid down in federal laws.

7.3.Reduction of Charter Capital

7.3.1. The general shareholders' meeting may decide to reduce the Company's charter capital by reducing

the nominal value of Company shares or by reducing the total numbed of shares, which may include acquiring and redeeming a portion of Company shares.

7.3.2. The Company may not reduce its charter capital if as a result of such reduction it falls below the minimum charter capital as laid down under existing legislation on the date when the relevant amendments to the Company's Charter are lodged for state registration, or if the Company is obliged to reduce its charter capital under the Federal Law On Joint-Stock Companies, on the date of state registration of the Company.

7.3.3. The Company shall within 30 days from the day when the resolution to reduce charter capital is passed notify its creditors in writing of the passing of the resolution and of the new charter capital amount, and shall publish a notice of the resolution in a publication intended for announcement of details of state registration of legal entities.

8. Company Shares. Placement of Shares and Other Securities.

8.1. Types of Shares Issued by the Company

8.1.1. The Company may only issue ordinary shares.
8.1.2. All Company shares shall be registered.
8.1.3. No share shall carry voting rights until it is fully paid-up.

8.2. Consolidation and Split of Shares

8.2.1. The general shareholders' meeting may decide to consolidate the Company's placed shares by converting two or more Company shares into one new share of the same type. The Company Charter shall be amended to reflect the relevant changes in the nominal value and number of placed and authorized shares.

8.2.2. The general shareholders' meeting may decide to split the Company's placed shares by converting one Company share into two or more Company shares of the same type. The Company Charter shall be amended to reflect the relevant changes in the nominal value and number of placed and authorized shares.

8.3. Procedure and Method for Placement of Shares and Other Issued Securities

8.3.1. The Company shall issue shares upon:

- incorporation;
- placement of additional shares;
- conversion of convertible securities into shares.

8.3.2. The Company may place additional shares and other securities by way of open or closed subscription in accordance with the provisions of Article 7.2. of the Charter hereunder.

8.3.3. The way in which the Company is to place additional shares and other securities shall be established in the resolution on placement.

8.3.4. The procedure for conversion of Company bonds and other issued securities (with the exception of shares) into shares shall be established in the resolution on placement.

8.3.5. Placement of Company shares within the bounds of the maximum number of authorized shares required for conversion of convertible shares and other issued securities of the Company shall only be undertaken by way of such conversion.

8.3.6. Shareholders of the Company shall have pre-emptive rights in respect of additional shares and securities converted into shares that are publicly offered, in proportion to the number of shares they hold of that class (type).

Shareholders of the Company who vote against or who do not take part in the vote on a private offering of shares and securities converted into shares shall have pre-emptive rights in respect of additional shares and securities converted into shares that are privately offered, in proportion to the number of shares they hold of that class (type). This right shall not apply to private offerings of shares and other securities converted into shares that are limited to shareholders if the shareholders are able to acquire a whole number of offered shares and other securities converted into shares in proportion to the number of shares they hold of the respective class (type) .

8.3.7. If the general shareholders' meeting of the Company adopts a resolution regarding the placement of additional shares and securities converted into shares, the list of persons with pre-emptive rights in respect of additional shares and securities converted into shares shall be compiled from the share register as of the date such list of persons entitled to take part in such general shareholders' meeting is compiled. In all other cases the list of persons with pre-emptive rights in respect of additional shares and securities converted into shares shall be compiled from the share register as of the date the decision is taken to offer additional shares and securities converted into shares.

8.3.8. Persons with pre-emptive rights in respect of additional shares and securities converted into shares must be informed of the opportunity to exercise their pre-emptive rights under paragraph 8.3.6. of the Company Charter.

The notice must contain the following information:

- number of shares and securities converted into shares being offered;
- the offer price or procedure for determining the offer price (including the offer price or procedure for determining the offer price when exercising pre-emptive rights);
- the procedure for determining the number of securities which each entity or individual with a pre-emptive right to acquire such may acquire;
- the procedure for lodgement with the Company of applications by such persons for the acquisition of

shares and securities converted into shares;

- the deadline by which such applications must reach the Company (the period during which pre-emptive rights may be exercised).

The Company may not prior to the expiration of this period offer additional shares or securities converted into shares to persons who do not have pre-emptive rights in respect of additional shares and securities converted into shares.

8.3.9. The period for the exercise of pre-emptive rights may not be less than 45 (forty-five) days from the date the notification is sent (delivered) or published, unless otherwise provided for in this Clause.

If the method for determining the offer price set forth in the resolution regarding the placement of additional shares and securities converted into shares provides for determination of the offer price after the expiration of the period for the exercise of pre-emptive rights, then such period may not be less than 20 (twenty) days from the date the notification is sent (delivered) or published. In this case the notification must contain details of the payment deadline for the securities, which must not be less than 5 (five) business days from the date of disclosure of details of the offer price.

8.3.10. A shareholder may exercise its pre-emptive right in respect of additional shares and securities converted into shares in full or in part by way of forwarding to the Company a written application to purchase additional shares and securities converted into shares. The application to purchase additional shares and securities converted into shares must include a document confirming payment thereof, except as provided for under the second paragraph of Article 8.3.9 of the Company Charter.

The application shall contain the following details:

- applicant's name in full;
- residential address (place of business) of applicant;
- number of securities being purchased.

8.3.11. In the event that the resolution to place additional shares and issued securities converted into shares specifies non-cash forms of payment, persons exercising pre-emptive rights to purchase may at their own discretion pay in cash.

8.4. Payment Terms for Placed Shares and Other Placed Securities

8.4.1. Payment for shares and other Company issued securities may be in the form of:

- cash;
- securities;
- other property;
- property and other rights having monetary value.

Payment terms for additional shares shall be established in the resolution on placement. Payment for other issued securities may only be in cash.

8.4.2. Additional Company shares to be placed by subscription shall be placed subject to being fully paid up.

8.4.3. The value of a payment for additional Company shares using non-cash means shall be assessed by the Company Board of Directors in the manner prescribed in Article 10.5. of the Charter, and may not be higher than the monetary value assessed by independent assessors.

8.4.4. Payment for additional Company shares to be placed by subscription shall be at a price determined by the Board of Directors in the manner prescribed in Article 10.5. of the Charter.

8.4.5. The placement price of additional shares and other issued securities converted into shares for shareholders exercising pre-emptive rights in respect of shares and other securities may be lower than the placement price for other persons, but not by more than 10 percent.

9. General Rights and Obligations of Shareholders

9.1. Shareholders shall not be liable for the Company's obligations, but shall bear the risk of losses in connection with the Company's activities within the limits of the value of their shares.

9.2. Shareholders who have not paid for their shares in full shall bear joint and several liability for the Company's obligations to the limit of the unpaid portion of the value of their shares.

9.3. Shareholders shall:

- pay for shares on time and on the terms and conditions laid down in the Civil Code of the RF, the Federal Law on Joint-Stock Companies, the Company Charter and share purchase agreement;
- comply with the requirements of the Company Charter and decisions of its bodies;
- maintain confidentiality in respect of Company activities;
- undertake other obligations set forth hereunder and laid down by law, or as decided by the general shareholders' meeting in accordance with its terms of reference.

9.4. General rights of holders of all categories (types) of shares:

- dispose of one's shares without the consent of other Company shareholders and the Company;
- receive a portion of net profit (dividends) to be distributed among shareholders as specified hereunder;
- receive a portion of the monetary value of Company assets (liquidation value) remaining after liquidation of the Company, in proportion to the number of shares they hold;
- gain access to Company documents and availability of copies thereof for a fee as provided for hereunder;
- appoint a proxy by power of attorney with full or partial rights bestowed by the shares;
- initiate court action against a member of the Board of Directors, the General Director, or a member of the Management Board for compensation of losses as provided for in the second paragraph of Article 18.2

hereunder. A shareholder (shareholders) with an aggregate of not less than 1 percent of outstanding ordinary Company shares may initiate court action against a member of the Board of Directors of the Company, the General Director, or a member of the Management Board for compensation of losses incurred by the Company as provided for in the first paragraph of Article 18.2 hereunder.

- exercise other rights envisaged hereunder and by law and bestowed by resolution of the general shareholders' meeting in accordance with its terms of reference.

9.5. Holders of ordinary registered shares shall be entitled to:

- take part in voting at meetings or by absentee ballot at general meetings;
- nominate and vote for candidates to the management and auditing bodies of the Company on the terms and conditions set forth hereunder;
- propose agenda items for the annual meeting as set forth hereunder;
- elect the meeting's working bodies as prescribed hereunder;
- request that an extraordinary general shareholders' meeting be convened or extraordinary audit of the Company's activities be conducted by the internal audit commission or independent auditor as prescribed hereunder;
- request that the Company redeem all or part of his/its shares on the terms and conditions set forth in the Company Charter;
- exercise its pre-emptive rights in respect of additional shares and other Company issued securities offered by open subscription;
- exercise other rights envisaged hereunder and by law and bestowed by resolution of the general shareholders' meeting in accordance with its terms of reference.

10. Acquisition and Redemption by the Company of its Placed Shares

10.1. Acquisition by the Company of Placed Shares for Cancellation Purposes

10.1.1. The Company may purchase its placed shares in accordance with a resolution passed by the general shareholders' meeting for purposes of reducing the total number of shares.

Shares purchased by the Company on the basis of a resolution passed by the general shareholders' meeting to reduce charter capital for purposes of reducing the total number of shares shall be cancelled upon acquisition.

10.1.2. Payment for purchased shares may be in cash, securities, property, property rights or other rights having monetary value.

10.1.3. The resolution to purchase shares for subsequent cancellation is to specify:

- Category (type) of purchased shares;
- Number of shares of each category (type) to be purchased by the Company;
- Purchase price,
- Payment method and deadline;
- Period over the course of which the share purchase is to take place.

10.1.4. The period over the course of which the share purchase is to take place shall not be less than 30 days.

10.1.5. The Company's executive body shall not later than 30 days prior to the beginning of the period during which the share purchase is to take place notify all shareholders of the particular categories (types) of shares in relation to which the resolution to purchase shares was adopted of the share purchase. The notice shall contain the following information:

- Full name and place of business of the Company;
- Category (type) of purchased shares;
- Number of shares of each category (type) to be purchased by the Company;
- Purchase price;
- Payment method and deadline;
- Period over the course of which the share purchase is to take place;
- Addresses for lodgement of completed written shareholder applications for the sale of their shares.

The notice shall be accompanied by a special form to be used by the shareholder as the application for the buy-out of the shares of the relevant category (type) by the Company.

The notice shall be sent to the shareholder by registered mail to the address shown in the register or shall be handed personally to the shareholder.

10.1.6. Any shareholder shall be entitled to sell the shares in relation to which the resolution to purchase shares was adopted, and the Company shall be obliged to purchase them.

10.1.7. In the event that the total number of shares included in returned applications for the buy-out of shares by the Company exceeds the number of shares which the Company may purchase pursuant to the resolution passed by the general shareholders' meeting to reduce charter capital and any restrictions established by the Federal Law on Joint Stock Companies, shares shall be purchased from the shareholders in proportion to lodged requests.

10.1.8. Shareholders shall be entitled to forward completed applications to the Company for the buy-out of shares by the Company by the specified deadline.

The application shall be forwarded by mail or delivered personally to the addresses specified in the notice.

The date of lodgement of the application shall be the date on the postmark or the date of actual receipt by the Company body.

10.1.9. The application form completed by the shareholder for the buy-out by the Company of shares held by the shareholder shall be considered an acceptance of the Company's offer to purchase a certain number of such

shares and a transfer instruction to the registrar to amend the shareholder's client account in respect of those shares that are to be purchased by the Company.

10.1.10. The Company's executive body shall not later than 30 days from the deadline for lodgement of applications from shareholders for the sale of shares take a decision on the number of shares to be purchased from each shareholder, notify the registrar and transfer the payment amount due to the shareholder.

10.2. Acquisition by the Company of Placed Shares for Purposes not Related to Reduction of Charter Capital

10.2.1. The Company may purchase its placed shares in accordance with a resolution passed by the Board of Directors.

Shares purchased by the Company shall not have voting rights or be included in the vote count at the general shareholders' meeting, and shall not earn dividends. Such shares are to be sold at a price not less than their market price not later than 12 months from the date of purchase, otherwise the general shareholders' meeting must pass a resolution on reducing the Company's charter capital by cancelling the aforementioned shares.

10.2.2. The procedure for purchase of shares in accordance with a decision by the Board of Directors shall be as prescribed in Article 10.1. of the Charter.

10.3. Limitations on Purchase of Placed Shares by the Company

10.3.1. The Company may not purchase its ordinary placed shares for any purpose:

- Until the charter capital is fully paid up;
- In the event that at the time of the proposed purchase the Company is at risk of bankruptcy (insolvency) under Russian corporate bankruptcy (insolvency) laws or such risk may appear as a result of the share purchase;
- In the event that at the time of the proposed purchase the Company's net asset value is less than the charter capital or reserve fund, or will be as a result of the share purchase;
- Until all shares in respect of which applications for repurchase have been lodged in accordance with Article 10.4. of the Charter are repurchased.

10.3.2. The Company may not decide to purchase a portion of placed shares in order to reduce charter capital if the nominal value of shares remaining in circulation falls below the minimum charter capital laid down under existing law as of the date of registration of the relevant amendments to the Company Charter.

10.3.3. The Company may not decide on a Company share purchase if the nominal value of shares remaining in circulation will be less than 90 percent of the Company's charter capital.

10.4. Company Repurchase of Placed Shares at the Request of Shareholders

10.4.1. Shareholders who hold voting shares may request that the Company repurchase all or part of their shares in the event that they did not take part in voting or voted against:

- Reorganization of the Company;
- Approval of a major transaction in the manner provided for in Article 21.5 of the Charter;
- Amendments or additions to the Company Charter or adoption of a new version of the Company Charter restricting their rights.

10.4.2. The list of persons entitled to request repurchase by the Company of shares held by the shareholder shall be compiled from the Company share register as of the date of compilation of the list of persons entitled to take part in the general shareholders' meeting at which the agenda included the item, voting on which may prompt a shareholder to exercise his rights to repurchase of shares pursuant to the Federal Law on Joint-Stock Companies.

10.4.3. The purchase of shares by the Company shall be undertaken at the price established by the Company's Board of Directors, which shall not be less than the market share price as determined by an independent assessor, without regard for any changes that may be brought about by the Company's actions leading to exercise of the right to request valuation and repurchase of the shares.

10.4.4. In the event that an item is included in the agenda, voting on which may pursuant to the Federal Law on Joint-Stock Companies lead to exercise by a shareholder of the right to request repurchase of shares by the Company, the notice of the forthcoming general meeting must also include the following information:

- Shareholders' right to request repurchase of their shares by the Company;
- Repurchase price of shares;
- Procedure and deadline for share purchase.

The notice of the general meeting shall be accompanied in this case by a special form to be used by the shareholder as the written request for repurchase of shares by the Company.

The request form shall be approved by the Board of Directors.

10.4.5. A shareholder's request to have its shares repurchased shall be forwarded to the Company in writing stating the home address (registered address) of the shareholder and the number of shares to be repurchased. A shareholder who is a natural person shall have his/her signature and/or the signature of his/her representative on the request for the repurchase of his/her shares certified by a notary or the Company share registrar.

Shareholders shall be entitled to forward completed written requests for repurchase of shares by the Company not later than 45 days from the date of the relevant resolution passed by the general shareholders' meeting.

The request shall be forwarded by mail or delivered personally to the addresses specified in the notice of the general meeting.

The date of lodgement of the request shall be the date on the postmark or the date of actual receipt.

From the time the Company receives the shareholder's request for repurchase of his/her shares and until a record is made in the Company share register of the transfer of title to the repurchased shares to the Company or until the shareholders withdraws his/her request for repurchase of these shares the shareholder may not undertake any transactions with third parties relating to the alienation or encumbrance of such shares, and a record of such condition shall be made by the share registrar in the Company share register. The withdrawal by a shareholder of his/her request for repurchase of his/her shares must be notified to the Company within the period stipulated in the second paragraph of this clause.

10.4.6. The request form completed by the shareholder for repurchase of its shares shall be considered an acceptance of the Company's offer to repurchase a certain number of such shares and a transfer instruction to the Company share registrar to amend the shareholder's client account in respect of those shares that are to be repurchased by the Company.

10.4.7. The total sum spent by the Company on repurchase of shares may not exceed 10 percent of the Company's net asset value on the date of the resolution which prompted a shareholder to exercise its rights to repurchase of its shares by the Company.

In the event that the total number of shares included in returned requests for repurchase of shares exceeds the number of shares which the Company may purchase pursuant to the above restriction, shares shall be purchased from the shareholders in proportion to lodged requests.

10.4.8. The Company's General Director shall not later than 30 days from the deadline for lodgement of written requests from shareholders for repurchase of shares take a decision on the number of shares to be repurchased from each shareholder, notify the Company share registrar and transfer the amount due to each shareholder.

The Company's Board of Directors shall not later than 50 days from the date of the relevant resolution by the general shareholders' meeting of the Company approve the report of the results of shareholder applications for repurchase of their shares.

The Company share registrar shall record the transfer of title to the shares repurchased by the Company in the register on the basis of the report of the results of shareholder applications for repurchase of their shares approved by the Board of Directors of the Company and on the basis of shareholder applications for repurchase of their shares, as well as documents confirming that the Company has discharged its obligations in respect of effecting payment to the shareholder or shareholders lodging requests for repurchase of their shares.

10.4.9. Shares redeemed by the Company shall be at the Company's disposal. The above-mentioned shares shall not bestow voting rights, shall not be taken into account when votes are counted, and shall not earn dividends. Such shares are to be sold at a price not lower than their market price not later than 12 months from the transfer of title to the repurchased shares to the Company, otherwise the general shareholders' meeting must pass a resolution on reducing the Company's charter capital by cancelling the aforementioned shares.

10.5. Determining the Market Price of Property

10.5.1. If the price (monetary value) of property or the placement or repurchase price of issued Company securities is determined by decision of the Company's Board of Directors in accordance with the Federal Law on Joint-Stock Companies, it shall be determined on the basis of market price.

10.5.2. If a person who is an interested party to a transaction or a series of transactions in which the price (monetary value) of property is determined by the Company's Board of Directors is a member of the Company's Board of Directors, the price (monetary value) of the property shall be determined by independent Board members who are not interested parties to the transaction.

In the event that the number of Board members who are not interested parties to the transaction is less than that stipulated in the Charter to constitute a quorum for a meeting of the Board of Directors and/or none of the Board members qualify as independent directors, the price (monetary value) of the property may be determined by a resolution of the general shareholders' meeting adopted in the manner envisaged in Article 22.5 of the Charter.

10.5.3. An independent assessor may be engaged to determine the market price of property.

It is obligatory that an independent assessor be engaged to determine the market price of property in the event that the price at which the Company is to repurchase shares from shareholders is to be determined, and in other cases expressly stipulated in the Federal Law on Joint-Stock Companies.

11. Dividends

11.1. Dividends are a part of the Company's net profit distributed among shareholders in proportion to the number of shares held by them.

11.2. The Company may decide on (declare) payment of dividends on placed shares upon the first quarter, half-year or nine-month results of the financial year and (or) upon results of the financial year. The decision (announcement) on the payment of dividends upon the first quarter, half-year or nine-month results of the financial year may be taken within three months after the corresponding period has expired.

11.3. Dividends shall be paid in cash or other assets having monetary value. Dividends are payable from Company after-tax profits (Company net profit). Company net profit shall be determined on the basis of the Company's financial statements.

11.4. The decision to pay dividends, including the dividend rate and method of payment, shall be taken by the general shareholders' meeting following a proposal by the Company's Board of Directors. The dividend rate may not exceed that recommended by the Board of Directors of the Company.

The general shareholders' meeting may decide not to pay dividends on shares.

11.5. Dividends shall not accrue or be paid on shares that are not outstanding, shares that are acquired by the Company pursuant to a decision of the Board of Directors or repurchased and at the disposal of the Company as a result of the failure of a buyer to perform its obligations following purchase.

11.6. Dividends shall accrue and be paid only on shares that are fully paid up.

11.7. No interest shall accrue on dividends that are not paid or received. A shareholder may demand payment of unreceived dividends before expiry of the statute of limitations in accordance with the Civil Code of the RF.

11.8. Procedure and terms of dividends payment shall be determined by the general shareholders' meeting in accordance with recommendation by the Board of Directors of the Company.

11.9. The list of persons entitled to receive dividends shall be compiled as of the date the list of persons entitled to take part in the general shareholders' meeting is compiled. To compile the list of persons entitled to receive dividends, the nominal shareholder shall submit details of persons in whose interest shares are held.

11.10. The Company may not decide to pay (declare) dividends on shares:

- Before the Company's charter capital is fully paid up;
- Before all shares to be redeemed under Article 10.4 of the Company Charter are redeemed;
- If on the date such decision is taken the Company is at risk of insolvency (bankruptcy) in accordance with the laws of the Russian Federation on insolvency (bankruptcy) of companies or will be as a result of payment of dividends;
- In the event that on the date of such decision the Company's net asset value is less than the charter capital or reserve fund, or will be as a result of such decision;
- In other cases prescribed by federal law.

11.11. The Company may not pay declared dividends on shares:

- If on the payment date Company is at risk of insolvency (bankruptcy) in accordance with the laws of the Russian Federation on insolvency (bankruptcy) of companies or will be as a result of payment of dividends;
- In the event that on the payment date the Company's net asset value is less than the charter capital or reserve fund, or will be as a result of payment of dividends;
- In other cases prescribed by federal law.

Upon cessation of the above circumstances the Company must pay shareholders the declared dividend.

12. Bonds and Other Issued Company Securities

12.1. The Company shall be entitled to issue bonds and other issued securities as provided for by the laws of the Russian Federation on securities.

12.2. The Company shall place bonds and other issued securities based on a resolution of the Company's Board of Directors.

12.3. A bond shall certify the right of the holder to request that the bond be redeemed (nominal value or nominal value plus interest be paid) within the specified time.

The resolution on issue of the bonds shall specify the procedure and dates of issue, and the form, dates and other conditions of redemption of the bonds.

12.4. The Company may issue bonds subject to the Company charter capital being fully paid up.

12.5. The nominal value of all outstanding Company bonds may not exceed Company charter capital or security provided to the Company by third parties for issuance of the bonds.

12.6. The Company may issue bonds with a single maturity date or bonds to be redeemed by series and with differing maturity dates.

Bonds may be redeemed for cash or other property in accordance with the resolution on their issue.

The Company may allow for holders to cash in their bonds prior to maturity. In this case the resolution on issuance of the bonds must specify the cost of redeeming the bonds and the earliest date prior to maturity on which they may be redeemed.

12.7. The Company may issue bonds secured by a pledge of Company assets or security provided by third parties to the Company for purposes of issuing the bonds, or unsecured bonds.

12.8. Unsecured bonds may not be issued prior to the third year of existence of the Company and shall be subject to two annual balance sheets of the Company having been approved by this time.

12.9. Bonds may be registered or payable to bearer.

Upon issuance of registered bonds the Company shall be obliged to keep a bondholders' register.

In the event of loss of a bond, it may be replaced by the Company for a reasonable fee. The rights of a holder of a payable to bearer bond shall be restored by a court in the manner envisaged by Russian procedural law.

12.10. The Company may place bonds and other issued securities convertible into shares.

The Company shall place bonds convertible into shares and other issued securities convertible into shares based on a resolution of the Company's Board of Directors, except for cases provided for in Article 39 of the Federal Law on Joint-Stock Companies.

The terms and conditions of conversion of the Company's securities into shares shall be set forth in the decision on placement of such securities.

12.11. The Company may not place bonds or other securities convertible into Company shares if the number of authorized Company shares of a particular type or category is less than the number of shares of that type or category, to which such securities provide the right of purchase.

13. Structure of Management and Control Bodies

13.1. The Company's management bodies are:
- general shareholders' meeting;
- Board of Directors;
- General Director (sole executive body);
- Management Board of the Company (collective executive body).

13.2. The body controlling the financial and commercial activities of the Company is the internal audit commission.

13.3. The Board of Directors and internal audit commission shall be elected by the general shareholders' meeting as prescribed hereunder.

The General Director and members of the Management Board shall be appointed by the Board of Directors.

13.4. The sole executive body (the General Director) shall perform the functions of chairman of the collective executive body (Management Board).

14. General Shareholders' Meeting

14.1. Competence of the general shareholders' meeting

14.1.1. The general shareholders' meeting shall be the Company's highest managing body.

The general shareholders' meeting shall be authorised to take action on:

1. Amendments and additions to the Charter or approval of a new version of the Charter;
2. Reorganization of the Company;
3. Liquidation of the Company, appointment of a Liquidation Commission and approval of interim and final liquidation balance sheets;
4. Determination of the number of members of the Board of Directors, and election and the early termination of the Board of Directors;
5. Determination of the quantity, nominal value and categories (types) of authorized shares and the rights attaching to these shares;
6. Reduction of the Company's charter capital by way of purchase by the Company of a portion of shares for the purpose of reducing the total number or by way of cancellation of shares purchased or redeemed by the Company;
7. Reduction of the Company's charter capital by way of reducing the par value of shares;
8. Increase of the Company's charter capital by way of increasing the par value of shares;
9. Increase of charter capital by way of an additional share offering by closed subscription;
10. Increase of charter capital by way of an offering by open subscription of ordinary shares constituting more than 25% of previously placed ordinary Company shares;
11. Election of members of the Company's Internal Audit Commission (Internal Auditor) and early termination of their authority;
12. Approval of the Company's Auditor;
13. Effecting payment (declaring) dividends based on first quarter, half-year, and 3rd quarter results for the financial year;
14. Approval of the Company's annual reports and annual financial statements, including profit and loss reports (profit and loss statements) of the Company, and the distribution of profits, including the payment (declaration) of dividends, with the exception of profits distributed as dividends based on first quarter, half-year, and 3rd quarter results for the financial year, and losses of the Company based on the results of the financial year;
15. Setting the procedure for conducting general shareholders' meetings;
16. Election of the Counting commission and early termination of their powers;
17. Splitting and consolidation of shares;
18. approval of transactions in cases provided for in Articles 22.5-22.7. of the Company Charter;
19. approval of major transactions in cases provided for in Article 21.5. of the Company Charter;
20. Purchase of placed shares by the Company in cases provided for in Article 10.1. of the Company Charter;
21. Decisions on participation in financial and industrial groups, associations and other business groups;
22. Adoption of Company by-laws governing the activities of bodies within the Company;
23. Decisions on the Company bearing the costs of holding extraordinary general shareholders' meetings in cases provided for in the Federal Law on Joint-Stock Companies;
24. Decisions on other matters in cases provided for in the Federal Law on Joint-Stock Companies and the Company Charter.

14.1.2. The general shareholders' meeting may not consider and vote on matters not referred to its competence by applicable law and the Company Charter.

14.2. Decisions of the general shareholders' meeting

14.2.1. The general meeting may not pass resolutions on items not included in the agenda of the meeting or amend the agenda.

14.2.2. Participating shareholders in a general shareholders' meeting shall be deemed to be those shareholders (or their proxies) that have registered as participants in the meeting and/or have submitted ballot papers to the Company by the specified deadline as provided for in Article 14.4.9 of the Charter.

Participating shareholders in a general meeting conducted by absentee ballot shall be deemed to be those shareholders that have submitted ballot papers to the Company by the deadline specified in the Charter hereunder.

14.2.3. Items of a general meeting that are put to the vote shall be passed by a majority of votes of shareholders taking part in the meeting and holding Company voting shares.

14.2.4. A resolution on the items specified in Sub-clauses 1-3, 5, 7, 9-10, 20 and of Article 14.1.1. of the Charter shall be passed by the general meeting by a three-quarters majority of votes of shareholders participating in the meeting and holding voting shares.

14.2.5. A resolution on the items specified in Sub-clauses 2, 7-9, 17-22 of Article 14.1.1. of the Charter shall be passed by the general meeting only following proposal by the Company's Board of Directors.

14.2.6. The procedure for conducting of general meetings, Rules of Procedure and other procedural matters shall be laid down in the Regulations on the General Shareholders' Meeting approved by the general shareholders' meeting. Amendments to the procedure for conducting of general meetings, Rules of Procedure and other procedural matters shall be made by amending or supplementing the Regulations on the General Shareholders' Meeting following a resolution of the general shareholders' meeting of the Company.

14.2.7. Resolutions passed by the general meeting shall be binding for all shareholders, those both present at and absent from the respective meeting.

14.2.8. A shareholder may appeal against a resolution passed by the general shareholders' meeting in breach of the requirements of the Federal Law On Joint-Stock Companies, other statutes of the Russian Federation, and the Company Charter, in the event that it did not take part in the general shareholders' meeting or voted against such resolution, and its rights and legitimate interests were violated by the above-mentioned resolution. Such appeal may be filed with a court within six months from the date on which the shareholder learned or should have learned of the resolution.

The court may consider the case and let the resolution stand if the respective shareholder's vote could not have affected the vote, or the breach is not material in nature, or the resolution has not caused any losses to the respective shareholder.

14.3. Funding of preparation and conduct of general meetings

14.3.1. Expenses relating to the preparation and conduct of the annual general meeting shall be borne by the Company pursuant to an estimate approved by the Board of Directors and shall be included in the Company's budget.

14.3.2. Expenses relating to the preparation and conduct of an extraordinary general shareholders' meeting called by members of the Board of Directors, internal audit commission (auditor) or the Company's auditor shall be borne by the Company pursuant to an estimate approved by the Board of Directors and shall be included in the Company's budget.

14.3.3. The Management Board shall submit a report to the Board of Directors on spending in connection with convening, preparing for and conducting the meeting not later than two months after the meeting.

14.3.4. Expenses relating to the preparation and conduct of an extraordinary meeting called by shareholders shall be borne by the shareholders calling the meeting prior to any actions being taken to convene the meeting pursuant to an estimate made available by the Management Board.

The general meeting may decide to charge these expenses to the Company, with the shareholders calling the extraordinary meeting being reimbursed by the Company.

14.4. Forms of general meeting

14.4.1. The general meeting may be conducted in two forms:

- Meeting: the collective presence of shareholders and their proxies to consider items on the agenda and take decisions on matters put to the vote;
- Absentee Ballot: a general shareholders' meeting without the collective presence of shareholders to consider items on the agenda and take decisions on matters put to the vote is not required.

The form of general meeting shall be determined by those calling the meeting, except in cases where the form of meeting is prescribed by the Federal Law on Joint-Stock Companies.

The Board of Directors may not change the form of meeting called for by those calling an extraordinary meeting.

14.4.2. Those entitled to be present at a general meeting shall include shareholders on the list of persons entitled to take part in the general shareholders' meeting and their proxies, the Company's auditor, members of the Board of Directors and management bodies of the Company, members of the counting commission and internal audit commission, nominees for election (appointment) to management bodies and control bodies of the Company, and persons invited by the Company's Board of Directors.

14.4.3. Prior to holding a general shareholders' meeting the Board of Directors shall specify:

- The form of meeting to be held (meeting or meeting by absentee ballot);
- The date, place and time of the general shareholders' meeting and, in cases where pursuant to Art. 14.4.9 of the Company Charter completed ballots must be returned to the Company, the postal address to which completed ballot papers are to be forwarded or, in the case of a general shareholders' meeting held in the form of absentee voting, the deadline for return of ballot papers and the postal address to which completed ballot papers are to be forwarded;
- The date when the list of persons entitled to take part in the general shareholders' meeting was compiled;
- The agenda for the general meeting;
- Procedure for notifying shareholders of the forthcoming general shareholders' meeting;

- List of information (materials) provided to shareholders prior to the general shareholders' meeting and the procedure for making them available;
- Form and wording of ballot papers in the event that voting is to be by ballot.

14.4.4. In the event that items are included in the agenda which could pursuant to the Company Charter lead to the exercise by a shareholder of the right to request repurchase of shares by the Company, the Board of Directors shall include the following information in the notice of such general meeting:

- An announcement that shareholders are entitled to request repurchase of their shares by the Company;
- The price of redeemable shares;
- The method and timing of repurchase.

In this case a special form for the written request by shareholders for repurchase of their shares by the Company, which shall be approved by the Board of Directors, shall be enclosed with the notice of the meeting.

14.4.5. A general shareholders' meeting which includes agenda items on election of the Board of Directors of the Company or the internal audit commission of the Company, approval of the Company's auditor, or matters envisaged in sub-clause 13 of Article 14.1.1. of the Charter may not be conducted by absentee ballot.

14.4.6. The notice of a general meeting to be conducted in the form of an absentee ballot must contain the following information:

- Full firm name and place of business of the Company;
- The form of meeting to be held (meeting or meeting by absentee ballot);
- The deadline for return of ballot papers and the postal address to which completed ballot papers are to be forwarded;
- The date when the list of persons entitled to take part in the general shareholders' meeting was compiled;
- Agenda for the general shareholders' meeting;
- The procedure for making information (materials) presented to shareholders prior to the general shareholders' meeting available, and the address (addresses) where shareholders can gain access to them.

14.4.7. Notification of shareholders that a general meeting to be held by absentee ballot shall include:

- Notice of the meeting;
- Ballot paper;
- Information required to pass resolutions.

In the event that an item of the agenda relates to the reduction of charter capital by means of repurchase of a portion of outstanding shares for purposes of cancellation, shareholders shall receive a special form to be completed in writing requesting the Company to repurchase their shares.

14.4.8. The above documents shall be forwarded by registered mail or delivered personally against a signature to shareholders included in the list of persons entitled to take part in the meeting not later than the approved date for forwarding of ballot papers to shareholders.

The actual date of notification of shareholders shall be the date on the postmark or the date that the documents are delivered personally.

14.4.9. Should the number of shareholders with voting shares of the Company amount to 1,000 or more, in conducting a general shareholders' meeting voting ballots must be delivered or handed to each person included in the list of persons entitled to take part in the general shareholders' meeting against a personal signature.

In this case during any general shareholders' meeting except a general shareholders' meeting held in the form of an absentee ballot persons included in the list of persons entitled to take part in the general shareholders' meeting (their proxies) may take part in such meeting or forward their completed ballot papers to the Company. In determining whether a quorum is present and in tallying votes, the votes included in ballot papers received by the Company no later than 2 days prior to the general shareholders' meeting shall be taken into account.

14.4.10. Shareholders whose ballot papers are received not later than the established deadline for submission of ballots shall be deemed to have taken part in the general shareholders' meeting.

14.5. Annual General Meeting

14.5.1. The Company must hold an annual general shareholders' meeting annually, but not before two months and not later than six months from the end of the fiscal year. The actual date of the annual general shareholders' meeting shall be set by the Board of Directors.

All meetings other than the annual meeting shall be extraordinary meetings.

14.5.2. The annual shareholders' meeting shall be convened by the Board of Directors. This decision shall be taken by a majority of members of the Board of Directors present at the meeting.

In deciding to convene an annual general shareholders' meeting the Board of Directors shall determine the form of meeting to be held and shall approve the matters set forth in Article 14.4.3. of the Company Charter.

14.5.3. The agenda of the annual general shareholders' meeting shall include:

1. election of the Company's Board of Directors;
2. approval of the Company's annual reports and annual financial statements, including Company profit and loss reports (profit and loss accounts), and the distribution of profits, including the payment (declaration) of dividends, and losses of the Company based on the results for the financial year.
3. election of the internal audit commission (auditor) of the Company;
4. approval of the Company's auditor.

Shareholders, members of the Board of Directors and internal audit commission, and the Company's auditor may propose other items to be included in the agenda of the annual general meeting as envisaged in the Company Charter.

14.6. Extraordinary General Meeting

14.6.1. An extraordinary general shareholders' meeting shall be held pursuant to a decision of the Board of Directors:

- on its own initiative;
- at the request of the internal audit commission (auditor) of the Company;
- at the request of the auditor;
- at the request of shareholders (a shareholder) holding not less than 10 (ten) percent of Company voting shares as of the date of the request.

An extraordinary general shareholders' meeting requested by Company's internal audit commission (auditor), the Company's independent auditor or shareholders (a shareholder) holding not less than 10 (ten) percent of the Company's voting shares shall be convened by the Board of Directors of the Company.

14.6.2. An extraordinary general shareholders' meeting convened at the request of the Company's internal audit commission (auditor), the Company's independent auditor or shareholders (a shareholder) holding not less than 10 (ten) percent of the Company's voting shares shall be held within 40 days from the date of the request to hold an extraordinary general shareholders' meeting.

Should the proposed agenda of an extraordinary general shareholders' meeting convened at the request of the Company's internal audit commission (auditor), the Company's independent auditor or shareholders (a shareholder) holding not less than 10 (ten) percent of the Company's voting shares contain an item on the election of the Company's Board of Directors, then such general shareholders' meeting must be held within 70 days from the date of the request to hold an extraordinary general shareholders' meeting.

14.6.3. Should the number of members of the Company's Board of Directors fall below the number envisaged hereunder for a quorum at meetings of the Board of Directors, the remaining members of the Company's Board of Directors must pass a decision on holding an extraordinary general shareholders' meeting to elect a new Board of Directors of the Company.

Such general shareholders' meeting shall be held within 70 days from the date of the respective Board of Directors decision to hold it.

14.6.4. The decision of the Board of Directors to convene an extraordinary shareholders' meeting shall be taken by a simple majority of votes of those present at the meeting of the Board of Directors. Such decision must specify:

- wording of agenda items;
- the rationale behind including the given agenda items;
- form of meeting to be held.

The decision shall be signed by those members of the Board of Directors who voted for it.

14.6.5. The decision of the internal audit commission to request that an extraordinary general shareholders' meeting be convened shall be passed by a simple majority of votes of those present at the meeting of the internal audit commission and forwarded to the Board of Directors of the Company. The decision shall be signed by those members of the internal audit commission who voted for it.

The request of the independent auditor to convene an extraordinary general meeting shall be signed by the independent auditor and forwarded to the Board of Directors of the Company.

The request of the internal audit commission (auditor) and independent auditor must specify:

- wording of agenda items;
- the rationale behind including the given agenda items;
- form of meeting to be held.

14.6.6. Shareholders holding not less than 10 percent of the Company's voting shares requesting that an extraordinary meeting be convened shall forward a written request to the Board of Directors.

The request must specify:

- wording of agenda items;
- the rationale behind including the given agenda items;
- form of meeting to be held;
- names (firm names) of shareholders, details of shareholdings (number, category, type).

The request may include nominations to the Presidium of the extraordinary general meeting, but not more than the number of current members of the Board of Directors.

The request shall be signed by the shareholder or its proxy. If the request is signed by a proxy, it shall be accompanied by a power of attorney.

If the request is from a shareholder who is a legal entity, the signature of a representative of a legal entity acting pursuant to its Charter without a power of attorney shall have the seal of the respective legal entity affixed. If the request is signed by a representative of a legal entity acting in its name on the basis of a power of attorney, the power of attorney shall be attached to the request.

14.6.7. A request to convene an extraordinary general meeting shall be lodged in writing by certified mail to the address of the Company with confirmation of receipt or delivered to the office of the Company.

The date of the request to convene an extraordinary general meeting shall be the date on the confirmation of receipt or the date of submission to the office of the Company.

14.6.8. The Board of Directors must make a decision to convene or not to convene an extraordinary general meeting within five days of receiving the request.

14.6.9. The Board of Directors may decide not to convene an extraordinary general shareholders' meeting or not to include certain items in the agenda proposed by those calling for a meeting to be convened in the following cases:

- none of the items proposed for the extraordinary general shareholders' meeting are within its competence and/or comply with the provisions of the Federal Law on Joint-Stock Companies and other statutes

of the Russian Federation;

- the shareholders calling for an extraordinary general shareholders' meeting to be convened do not hold the required number of Company voting shares as prescribed by Article 14.6.1.;
- matters that may under the Charter hereunder be decided by a general meeting only pursuant to a proposal from the Board of Directors have been proposed by others requesting that an extraordinary general meeting be convened;
- the agenda item contained in the request to convene an extraordinary general meeting has already been included in the agenda of an extraordinary or annual general meeting convened pursuant to a decision by the Company's Board of Directors prior to receipt of the abovementioned request;
- the request is not in accordance with the procedure prescribed by the Charter for requesting that an extraordinary general shareholders' meeting be convened.

14.6.10. Preparations to convene an extraordinary general shareholders' meeting called by the Company's internal audit commission (auditor), the Company's independent auditor or shareholders holding not less than 10 percent of the Company's voting shares shall be undertaken by the Board of Directors of the Company subject to the deadlines contemplated in Art. 14.6.2 of the Charter.

14.6.11. The date of the decision to convene an extraordinary general shareholders' meeting shall be the date on which compilation of the list of persons entitled to take part in the general shareholders' meeting is determined, established in the manner envisaged by the Charter hereunder.

14.6.12. Upon deciding to convene an extraordinary general meeting the Board of Directors shall depending on the form of meeting approve the items set forth in Articles 14.4.3. of the Company Charter for the respective form of general meeting.

14.6.13. A substantiated decision not to convene an extraordinary general meeting or not to include certain items in the agenda of a meeting shall be forwarded to those requesting that an extraordinary meeting be convened not later than 3 days from the date of the respective decision.

The decision of the Board of Directors of the Company not to convene an extraordinary general shareholders' meeting may be challenged in court.

14.6.14. In the event that the Board of Directors of the Company does not make the decision to convene or not to convene an extraordinary general shareholders' meeting within the period stipulated in the Charter hereunder, the extraordinary general shareholders' meeting may be convened by the bodies or persons requesting that it be convened. The bodies or persons convening the extraordinary general shareholders' meeting shall have the authority to convene and hold a general shareholders' meeting pursuant to the Charter.

In this case the cost of preparing and conducting the general shareholders' meeting may be reimbursed following a decision of the general shareholders' meeting and borne by the Company.

14.6.15. The Company's executive bodies shall begin preparations to convene, prepare for and hold the extraordinary general shareholders' meeting only after funding is secured as provided for in the Company Charter.

14.7. Proposed agenda items for the general shareholders' meeting

14.7.1. The agenda for a general shareholders' meeting shall be approved by the Company's Board of Directors. The procedure for proposing agenda items and approving the agenda of an extraordinary general shareholders' meeting is set forth in Article 14.6. of the Company Charter.

14.7.2. Shareholders (a shareholder) holding a total of not less than 2 percent of Company voting shares in respect of all matters within the competence of the general meeting as of the date of the proposal may not later than 60 calendar days after the end of the fiscal year propose agenda items for the annual general meeting and nominate candidates to the Board of Directors and internal audit commission.

14.7.3. Items proposed for the agenda shall be submitted in writing by registered mail to the address of the Company or lodged at the Company office.

The date of the proposal shall be the date on the postmark or the date received in the Company office.

14.7.4. A proposed agenda item must include:

- wording of the agenda items;
- clearly stated reasons for including the given agenda items;
- names (firm names) of the shareholders, details of shareholdings (number, category, type), numbers of shareholder client accounts in the register.

The proposal shall be signed by the shareholder or its proxy. If the request is signed by a proxy a power of attorney shall be attached.

If the request is from a shareholder who is a legal entity, the signature of a representative of a legal entity acting pursuant to its Charter without a power of attorney shall have the seal of the respective legal entity affixed. If the request is signed by a representative of a legal entity acting in its name on the basis of a power of attorney, the power of attorney shall be attached to the request.

14.7.5. The Board of Directors must consider the proposals received and make a decision to include or not to include them in the agenda of the general meeting within 5 days of the expiration of the deadline for submission of proposals set forth in the Company Charter.

14.7.6. The Board of Directors may decide not to include an item in the agenda of a general meeting in the following cases:

- the proposal was not submitted within the period stipulated in the Federal Law on Joint-Stock Companies and the Charter;
- the proposal does not contain full information and/or documents that must be attached pursuant to the Federal Law on Joint-Stock Companies and the Company Charter;
- the shareholders making the proposal do not hold the required number of voting shares as of the date of

the proposal;

- the proposals have been made by persons not registered in the shareholder register and/or who are not the proxies of the relevant shareholders;
- the proposed agenda item does not fall within the competence of the general meeting according to existing legislation and the Company Charter;
- the proposed agenda item does not comply with the provisions of the Federal Law on Joint-Stock Companies and other statutes of the Russian Federation;
- pursuant to the Charter hereunder the items may only be considered by the general meeting on the proposal of the Board of Directors;
- the procedure for submitting proposals on agenda items for the general meeting have not been followed.

14.7.7. The substantiated decision not to include the proposed item in the agenda of the general meeting shall be forwarded to the shareholders submitting the proposal not later than 3 days after the decision is made.

14.7.8. The Board of Directors of the Company may not make changes to the wording of agenda items proposed for a general shareholders' meeting, or the wording of resolutions on these items.

In addition to items proposed by shareholders for inclusion in the agenda for a general shareholders' meeting, and in the event of no such proposals being submitted or the absence or insufficient number of nominations from shareholders to form a respective body, the Board of Directors of the Company may on its own initiative include items in the agenda of the general shareholders' meeting or nominations to the list of candidates.

14.7.9. The agenda may not be amended after notice has been circulated to shareholders of the general meeting.

14.8. Procedure for nominating candidates to the Company's management and control bodies

14.8.1. Company shareholders (a Company shareholder) holding a total of not less than 2 percent of the Company's voting shares in respect of all matters falling within the competence of the general meeting as of the date of the nomination may nominate candidates to the Company's Board of Directors and internal audit commission annually but not later than 60 days after the end of the fiscal year.

In the event that the proposed agenda for an extraordinary general shareholders' meeting includes an item on election of the Board of Directors of the Company, Company shareholders (shareholders) holding not less than an aggregate total of 2 percent of the Company's voting shares may nominate candidates for election to the Board of Directors of the Company, such nominees not to exceed the total number of Company Board members. Such nominations must be received by the Company not less than 30 days prior to the date of the extraordinary general shareholders' meeting.

In the event that the proposed agenda for a general shareholders' meeting includes an item on restructuring of the Company in the form of a merger, spin-off or division, and an item on election of the Board of Directors of a Company restructured in the form of a merger, spin-off or division, Company shareholders (shareholders) holding not less than an aggregate total of 2 percent of the Company's voting shares may nominate candidates for election to the Board of Directors of the new company, its collective executive body, auditing committee or external auditor, such nominees not to exceed the total number of members of the respective body specified in the notice of the general shareholders' meeting in accordance with the draft charter of the new company, and may nominate candidates for the position of sole executive body of the new company. Such nominations must be received by the Company not less than 45 days prior to the date of the general shareholders' meeting of the Company.

In the event that the proposed agenda for a general shareholders' meeting includes an item on restructuring of the Company in the form of a merger, Company shareholders (shareholders) holding not less than an aggregate total of 2 percent of the Company's voting shares may nominate candidates for election to the Board of Directors of the Company being restructured in the form of a merger, such nominees not to exceed the total number of Company Board members being elected by the respective company and specified in the notice of the general shareholders' meeting in accordance with the merger agreement. Such nominations must be received by the Company not less than 45 days prior to the date of the general shareholders' meeting of the Company.

The decision on inclusion of the persons nominated by shareholders or the Board of Directors of the Company in the list of members of the collective executive body or auditing committee or decisions approving the external auditor and approving the person performing the duties of sole executive body of each company restructured in the form of a merger, spin-off or division, shall be taken by a three-quarters majority of votes of the Board of Directors of the Company. The votes of exiting members of the Board of Directors of the Company shall not be taken into account.

14.8.2. Nominations shall be submitted in writing by registered mail to the address of the Company or lodged at the Company office.

The date of lodgement of the nomination shall be the date on the postmark or the date of actual receipt at the Company office.

14.8.3. The nomination (including nomination of one's self) should indicate:

- the name of the candidate and details of the candidate's I.D. (passport series and/or number, date and place of issue, issuing authority) and, if the candidate is a Company shareholder, the number and category (type) of shares held by it;
- the names of the shareholders nominating the candidate, the number and category (type) of shares held by them, numbers of shareholder client accounts in the register.

The nomination shall be signed by the shareholder or its proxy. If the request is signed by a proxy a power of attorney shall be attached.

If the nominating shareholder is a legal entity the signature of the representative of such legal entity acting in accordance with its Charter without a power of attorney shall be certified by the stamp of such legal entity. If the request is signed by a representative of the legal entity acting on its behalf pursuant to a power of attorney such

power of attorney shall be attached to the request.

14.8.4. The Board of Directors must consider the nominations received and make a decision to include or not to include them in the list of candidates for election to the respective body of the Company within 5 days of expiration of the deadline for submission of nominations set forth in the Company Charter.

14.8.5. The Board of Directors may decide not to include the proposed nominations in the list of candidates for election in the following cases:

- the nomination was not submitted within the period stipulated in the Company Charter;
- the shareholders submitting the nomination do not hold the required number of voting shares as of the date of the nomination;
- the nomination was made by persons not registered in the shareholder register and/or who are not the authorized representatives of the relevant shareholders;
- the candidates listed in the nomination do not meet the requirements set forth in the Charter and Company by-laws for candidates to the respective Company management and control bodies;
- the nomination does not comply with the provisions of the Federal Law on Joint-Stock Companies and other statutes of the Russian Federation;
- the nominations procedure for candidates to the Company's management and control bodies laid down in the Charter hereunder has not been followed.

14.8.6. The substantiated decision not to include the proposed nominations in the list of candidates for election to the respective bodies shall be forwarded to the shareholder (shareholders) making the nomination not later than 3 days from the date of the decision.

14.8.7. The decision of the Board of Directors of the Company not to include the proposed nominations in the list of candidates for election to the respective bodies of the Company, as well as failure of the Board of Directors of the Company to come to a decision may be challenged in court.

14.9. Notification of shareholders of general meetings

14.9.1. Notice of a general shareholders' meeting shall be circulated not later than 30 days prior to the meeting.

In the event that the proposed agenda of an extraordinary shareholders' meeting contains an item on the election of the Board of Directors, or an item on restructuring of the Company in the form of a merger, spin-off or division, and an item on election of the Board of Directors of a Company restructured in the form of a merger, spin-off or division, notice of the extraordinary general meeting shall be circulated not later than 70 days prior to the meeting.

The notice of the general shareholders' meeting shall be forwarded to each person included in the list of persons entitled to take part in the general shareholders' meeting by registered mail or delivered personally to each person against a signature.

14.9.2. Shareholders shall be notified of a forthcoming general shareholders' meeting by circulation (distribution) to shareholders by registered mail or delivered personally to each person against a signature of the following documents:

- notice of the general meeting;
- ballot papers in cases provided for in Art. 14.4.9 of the Company Charter.

In the event that items are included in the agenda, voting on which could pursuant to the Charter hereunder lead to the exercise by a shareholder of the right to request repurchase of shares by the Company, shareholders shall receive a special form to be completed in writing requesting the Company to repurchase their shares.

In the event that an item of the agenda relates to the reduction of charter capital by means of repurchase of a portion of outstanding shares for purposes of cancellation, shareholders shall also receive a special form to be completed in writing requesting the Company to redeem their shares.

The date of notification of shareholders of a forthcoming general meeting shall be the date on the postmark or the date of actual receipt of the notice.

14.9.3. Shareholders shall be notified of a forthcoming general meeting to be held by absentee vote as prescribed in Articles 14.4.6 – 14.4.8 and Art. 14.13.3 of the Charter.

14.9.4. The Company may also notify shareholders of a forthcoming general shareholders' meeting using other mass media (newspapers, television, radio).

14.9.5. The notice of a forthcoming general shareholders meeting shall contain the following information:

- Full firm name and place of business of the Company;
- The form of meeting to be held (meeting or meeting by absentee ballot);
- The date, place and time of the general shareholders' meeting and, in cases where pursuant to Art. 14.4.9 of the Company Charter completed ballots must be returned to the Company, the postal address to which completed ballot papers are to be forwarded or, in the case of a general shareholders' meeting held in the form of absentee voting, the deadline for return of ballot papers and the postal address to which completed ballot papers are to be forwarded;
- The date when the list of persons entitled to take part in the general shareholders' meeting was compiled;
- Agenda for the general shareholders' meeting;
- The procedure for making information (materials) presented to shareholders prior to the general shareholders' meeting available, and the address (addresses) where shareholders can gain access to them
- date, place and time of start and end of registration of participants in the general meeting;
- request to bring ID of a participant of the general meeting and duly issued power of attorney for a proxy.

In the event that items are included in the agenda, voting on which could pursuant to the Charter hereunder lead to the exercise by a shareholder of the right to request repurchase of shares by the Company, the notice

should also contain the following:

- proof of shareholder entitlement to request repurchase of shares by the Company;
- price of redeemable shares;
- The method and timing of repurchase.

The Board of Directors may decide to include in the notice of a forthcoming general meeting other information in addition to the obligatory information listed above.

14.9.6. Materials to be made available to persons entitled to take part in the general shareholders' meeting in preparation for the general shareholders' meeting shall, *inter alia*, include:

- Annual financial statements;
- Reports of internal audit commission and independent auditor on the Company's annual financial statements;
- Details of nominees to the Board of Directors and internal audit commission;
- Details of proposed Company external auditor;
- Evaluation by the Auditing Committee of the Auditor's Report;
- Draft proposed amendments and additions to the Charter and Company by-laws and/or new draft wordings for the Charter and Company by-laws;
- Draft resolutions of the general shareholders' meeting.

14.9.7. Materials made available to shareholders in preparation for the general meeting shall not be forwarded to shareholders, except in the case of a meeting by absentee ballot. Shareholders may familiarize themselves with these materials at the addresses indicated in the notice.

14.9.8. In the event that a person registered in the Company shareholder register is a nominal shareholder, the notice of the general meeting shall be forwarded to the address of the nominal shareholder.

14.10. Entitlement and methods of participation by shareholders in the general meeting

14.10.1. The list of shareholders entitled to participate in the general shareholders' meeting shall be based on information in the Company's shareholders register on the date specified by the Company's Board of Directors.

14.10.2. The date for compiling the list of shareholders entitled to participate in the general shareholders' meeting may not be specified earlier than the date when the resolution to hold the general shareholders' meeting was passed and not more than 50 days prior to the meeting.

In the event that the proposed agenda of an extraordinary shareholders' meeting contains an item on election of the Board of Directors, the date for compiling the list of shareholders entitled to participate in the general shareholders' meeting may not be specified earlier than the date when the resolution to hold the general shareholders' meeting was passed and not more than 65 days prior to the meeting.

In the event of a general shareholders' meeting where ballot papers are circulated (forwarded) prior to the general shareholders' meeting, the date for compiling the list of shareholders entitled to participate in the general shareholders' meeting shall be set not less than 35 days prior to the general shareholders' meeting.

In all cases the date for compiling the list of shareholders entitled to participate in the general shareholders' meeting must precede the date of notification of shareholders of the forthcoming general meeting as laid down in the Company Charter.

14.10.3. The list of shareholders entitled to participate in the general shareholders' meeting shall contain the following information:

- Name of each shareholder;
- details of shareholder's ID document;
- postal address (place of business) of the shareholder in the Russian Federation;
- details of the number of voting shares held by the shareholder.

14.10.4. The list of persons entitled to participate in the general shareholders' meeting shall include holders of fully paid up ordinary shares of the Company of any issue.

14.10.5. Changes may only be made to the list of persons entitled to participate in the general shareholders' meeting if the injured rights of persons not entered in the above mentioned list on the date when it was made have been restored or mistakes made when the list was drawn up have been rectified.

14.10.6. The Company shall make available the list of persons entitled to participate in the general shareholders' meeting at the request of persons included in the list and holding not less than 1 (one) percent of votes. Details of personal documents and postal addresses of natural persons included in the list shall be made available only with the consent of such persons.

The request must contain:

- name of shareholder;
- information on shareholdings (number of shares, type);
- numbers of client accounts of such shareholders in the register.

The request shall be signed by the shareholder or its proxy. If the request is signed by a proxy a power of attorney shall be attached.

If the requesting shareholder is a legal entity the signature of the representative of such legal entity acting in accordance with its Charter without a power of attorney shall be certified by the stamp of such legal entity. If the request is signed by a representative of the legal entity acting on its behalf pursuant to a power of attorney such power of attorney shall be attached to the request.

The request shall be forwarded by registered mail to the address of the Company or lodged with the office of the Company.

The list of persons entitled to participate in the general shareholders' meeting shall only be made available to shareholders whose respective request is signed not earlier than the date of compilation of the list established by decision of the Board of Directors on convening the respective general meeting.

At the request of any interested party the Company must within three days provide such party with an extract from the list of persons entitled to participate in the general shareholders' meeting containing information about such person, or confirmation in writing that such person is not included in the list of persons entitled to participate in the general shareholders' meeting.

14.10.7. The Board of Directors may decide to deny a request to make the list of persons entitled to participate in the general shareholders' meeting available in the following cases:

- the shareholders making the proposal do not hold the required number of voting shares;
- the request has been made by persons not registered in the shareholder register and/or who are not the authorized representatives of the relevant shareholders;
- the request does not contain full details and/or documents that must be attached to the request pursuant to the Company Charter.

14.10.8. The substantiated decision to deny a request to make the list of persons entitled to participate in the general shareholders' meeting available giving reasons therefor shall be forwarded to the shareholders submitting the request not later than 3 days after the decision is made.

14.10.9. In the event of a transfer of shares after the date of compilation of the list of persons entitled to participate in the general shareholders' meeting and before the date of the meeting, the person included in the list must provide the purchaser with a proxy vote or vote at the general meeting pursuant to a power of attorney issued by the purchaser of the shares. This rule shall also apply to each and any subsequent transfer of shares.

14.10.10. A shareholder shall exercise its right to take part in a general shareholders' meeting both in person and by proxy.

A shareholder may take part in a meeting as follows:

- take part personally in consideration of and voting on agenda items;
- send a proxy to take part in consideration of and voting on agenda items;
- take part personally in consideration of and voting on agenda items together with a proxy;
- vote by absentee ballot;
- authorize a proxy to vote by absentee ballot.

14.10.11. Authority shall be assigned to a proxy by way of a written power of attorney/proxy card.

The proxy card shall contain details of the shareholder and proxy (for a natural person: name in full, details of the shareholder's I.D. (passport series and/or number, date and place of issue, issuing authority), for a legal entity: full name, place of business).

The proxy card shall be issued in accordance with the requirements set forth in sub-clauses 4 and 5 of Article 185 of the Russian Civil Code or duly notarized.

14.10.12. A shareholder shall be entitled at any time to change its proxy or personally exercise the rights bestowed by its shares by terminating the power of attorney/proxy card as prescribed by the law and complying with the legal consequences of termination of the power of attorney/proxy card .

14.10.13. If a Company share is in common equity ownership by several persons, voting powers at the general shareholders' meeting shall be exercised by one of the shareholders at their discretion or by their common proxy. The authority of each of the above mentioned persons shall be duly documented.

14.11. Working bodies of the meeting

14.11.1. The working bodies of the meeting shall be:

- the presidium;
- chairman;
- secretary;
- counting commission.

14.11.2. The Presidium of a meeting convened by the Board of Directors, internal audit commission or Company auditor shall consist of the members of the Board of Directors.

The Presidium of an extraordinary meeting convened by shareholders may include, in addition to members of the Board of Directors, shareholders elected at the meeting. The number of shareholders elected to the Presidium may not exceed the number of sitting members of the Board of Directors. Nominations to the Presidium of an extraordinary general meeting convened by shareholders shall be made as prescribed by Article 14.6. of the Company Charter.

Voting on these nominations shall proceed in the same manner as that for election of the Board of Directors.

14.11.3. The Chairman of the Board of Directors or one of the directors as appointed by the Board of Directors shall preside at the meeting. In the event that the directors are absent or refuse to chair the meeting, the meeting shall elect a Chairman from among the shareholders present. The election procedure for Chairman of the meeting in this case shall be established in the Regulations on the General Shareholders' Meeting.

14.11.4. The meeting secretary shall be a member of the counting commission or a person appointed by the Board of Directors of the Company.

14.11.5. The counting commission shall perform its duties as an independent permanent working body of the meeting.

14.11.6. The functions of the counting commission shall be undertaken by the Company registrar. The Company registrar shall:

- check the authority and register persons taking part in the general shareholders' meeting;
- determine a quorum of the general shareholders' meeting;
- clarify matters arising in connection with the exercise by shareholders (their proxies) of voting rights at the general meeting;
- clarify voting procedure for items put to the vote;
- ensure compliance with established voting procedure and the right of shareholders to take part in voting;

- tally the votes and announce the results of voting;
- draw up a report on the results of voting;
- submit all documents of the general meeting, including ballot papers, to the archive
- perform other duties specified in the Regulations on the General Shareholders' Meeting.

14.12. Quorum of a general meeting. Convening a new meeting

14.12.1. A general shareholders' meeting shall be legally competent (a quorum is present) if shareholders holding a total of more than half of the votes of all outstanding voting shares of the Company are present.

Shareholders who have registered as participants in the general shareholders' meeting and shareholders whose ballot papers were received not later than two days prior to the general shareholders' meeting shall be deemed to have taken part in the meeting as provided for in Article 14.4.9 of the Company Charter. Shareholders whose ballot papers have been received by the deadline for submission of ballots shall be deemed to have taken part in a meeting conducted by absentee vote.

14.12.2. If the agenda of the general shareholders' meeting includes items where the vote is composed in various different ways, a quorum for voting on these items shall be determined separately. Should a quorum not be present for voting on items where the vote is composed in a certain way, this shall not hinder the taking of a vote on items where the vote is composed in a different way and for which there is a quorum.

14.12.3. If there is no quorum for holding an annual general shareholders' meeting a new general shareholders' meeting must be convened with the same agenda.

If there is no quorum for holding an extraordinary general shareholders' meeting a new general shareholders' meeting may be convened with the same agenda.

The new general shareholders' meeting shall be legally competent (a quorum is present) if shareholders holding a total of not less than 30 percent of the votes of all outstanding voting shares of the Company are present.

14.12.4. Notice of a new general shareholders' meeting shall be circulated in accordance with Article 14.9. of the Company Charter for the respective type of meeting. The provisions of the second paragraph of clause 14.9.1. shall not apply. Ballot papers for a new general shareholders' meeting shall be delivered and/or forwarded in accordance with Article 14.4.8. of the Charter.

14.12.5. If a repeat general shareholders' meeting is held less than 40 days after the general shareholders' meeting that did not take place, the persons entitled to take part in the general shareholders' meeting shall be determined in accordance with the list of persons entitled to take part in the general shareholders' meeting that did not take place.

14.13. Voting at the general meeting

14.13.1. Voting at general shareholders' meetings shall be conducted according to the principle "one voting share, one vote", with the exception of cumulative voting.

14.13.2. Voting at the general shareholders' meeting on items of the agenda shall be conducted by personal ballot paper.

14.13.3. The form and text of a ballot paper shall be approved by the Company's Board of Directors.

For a general meeting conducted by absentee ballot or a general meeting (annual or extraordinary) conducted with the joint participation of shareholders and their proxies in cases provide for in Article 14.4.9 of the Company Charter. ballot papers shall be issued against a signature to each person included in the list of persons entitled to take part in the general shareholders' meeting, no later than 20 days before the general shareholders' meeting.

14.13.4. The ballot paper shall contain the following information:

- the Company's full name and place of business;
- The form of meeting to be held (meeting or meeting by absentee ballot);
- The date, place and time of the general shareholders' meeting and, in cases where pursuant to Art. 14.4.9 of the Company Charter completed ballots must be returned to the Company, the postal address to which completed ballot papers are to be forwarded or, in the case of a general shareholders' meeting held in the form of absentee voting, the deadline for return of ballot papers and the postal address to which completed ballot papers are to be forwarded;
- possible wordings for resolutions on each agenda item (name of candidate) included in the given ballot;
- possible voting on each agenda item, expressed as "for", "against", or "abstained";
- reminder that ballot papers must be signed by shareholders.

For cumulative voting the ballot paper must be marked to that effect and provide an explanation of the substance of cumulative voting.

For voting to elect (appoint) candidates to positions on management and control bodies, ballot papers must contain details of the candidates showing their name in full or firm name (for legal entities).

Ballot papers may contain one or more agenda items.

14.13.5. For voting conducted by ballot, only those votes shall be counted which show one option remaining on the ballot paper out of all available options.

In the event that the ballot paper contains a number of items put to the vote, non-compliance with the above requirement in respect of one or more items shall not invalidate the whole ballot paper.

A ballot paper shall be deemed invalid in full in the absence of a shareholder's signature or if the shareholder's client account number (registration number) or full name (firm name) are illegible.

Votes represented by such ballot papers shall not be taken into consideration in tallying the votes either on individual agenda items, or voting as a whole.

14.13.6. After the vote is taken the counting commission shall draw up a protocol on the results of voting signed by members of the counting commission. The protocol on the results of voting shall be drawn up no later than 15 days after the close of the general shareholders' meeting or the deadline for submission of ballot papers in the case of a general shareholders' meeting conducted by absentee ballot.

Protocols of the counting commission are not adopted by special resolution of the meeting but are noted.

The protocol on the results of voting shall be attached to the minutes of the general shareholders' meeting.

After the protocol on the results of voting is drawn up and the minutes of the general shareholders' meeting signed, ballot papers shall be sealed by the counting commission and filed in the Company archives.

14.13.7. Resolutions passed by the general shareholders' meeting and the results of voting shall be announced at the general shareholders' meeting in the course of which voting was carried out, or shall be made available to the persons included in the list of persons entitled to take part in the general shareholders' meeting not later than 10 days after the protocol on the results of voting was drawn up in the form of a report on the results of voting, in the manner prescribed for notification of the results of a general shareholders' meeting.

14.14. Minutes of a general meeting

14.14.1. The minutes of the general shareholders' meeting shall be drawn up in two copies not later than 15 days after the close of the general shareholders' meeting. Both copies shall be signed by the person presiding at the general shareholders' meeting and the secretary of the general shareholders' meeting.

14.14.2. The minutes of the general shareholders' meeting shall indicate:

- the place and time of the general meeting;
- total number of votes of holders of Company voting shares;
- number of votes of shareholders taking part in the meeting;
- chairman (presidium) and secretary of the meeting, agenda of the meeting.

The minutes of the general meeting shall include the major point of discussion, matters put to the vote and the results of the vote, and resolutions passed by the meeting.

15. Board of Directors of the Company

15.1. Competence of the Board of Directors

15.1.1. The Company's Board of Directors shall undertake general management of the Company's business except for those matters which are referred by the Company Charter to the competence of the general shareholders' meeting.

The following matters, which may not be referred to the executive bodies of the Company, shall fall within the competence of the Company's Board of Directors:

1. Determination of priority areas in the Company's business;
2. Election of the Chairman of the Board of Directors of the Company and early termination of his/her authority;
3. Convening annual and extraordinary general shareholders' meetings, except in cases provided for by Article 14.6.14 of the Charter;
4. Approval of the agenda of a general shareholders' meeting;
5. Specifying the date when the list of shareholders entitled to participate in a general shareholders' meeting is to be made, and other matters referred to the competence of the Company's Board of Directors in accordance with the provisions of Article 14 of the Charter related to the preparation and conduct of a general shareholders' meeting;
6. increase of the Company's charter capital:
   - by way of placement of additional shares distributed among shareholders;
   - placement of ordinary shares by way of open subscription comprising not more than 25% of previously placed ordinary Company shares;
7. placement of bonds and other issued securities by the Company;
8. assessment of the price (monetary value) of property and the placement and repurchase price of issued securities as provided for in Article 10.5. of the Company Charter;
9. purchase of shares, bonds and other securities placed by the Company as provided for in the Company Charter;
10. appointment of the General Director, determination of the number of persons in the Company's Management Board and appointment of members of the Company's Management Board as proposed by the General Director, and early termination of their authority, and approval of the terms of the contract with the General Director and members of the Management Board, and setting the amount of their remuneration and compensation;
11. setting the independent auditor's fee;
12. recommendations on the dividend rate for shares and payment procedure thereof;
13. use of the Company's reserve fund and other funds;
14. approval of the Company's by-laws, with the exception of by-laws requiring the approval of the general shareholders' meeting as set forth in the Company Charter, as well as other Company by-laws requiring the approval of the Company's executive bodies (including approval of a document on the use of Company information and information on Company securities and transactions thereof not available to the public, the disclosure of which could have a material impact on the price of the Company's securities, a document establishing rules and approaches to disclosure of information about the Company, and a document setting forth internal procedures for control of the Company's financial and commercial activities, etc.);

15. establishment of branches and representative offices of the Company;

16. approval of major transactions in connection with the acquisition or alienation of property by the Company as provided for in Article 21.4. of the Company Charter;

17. approval of transactions as provided for in Article 22.3. of the Company Charter;

18. approval of the Company Registrar and terms of its contract with him, termination of the contract with the Registrar;

19. preliminary approval of the annual report of the Company;

20. endorsement of Company plans and budgets;

21. election of a Company Secretary;

22. determination of the Company's Secretary's additional remuneration based on Company results for the year;

23. decisions on participation by the Company and withdrawal from other organizations (with the exception of those in which decisions on participation fall within the competence of the general shareholders' meeting);

24. other matters and tasks envisaged by the Federal Law On Joint-Stock Companies, the Company Charter, and Regulations on the Board of Directors.

15.2. Election of the Board of Directors

15.2.1. Members of the Company's Board of Directors shall be elected by the general shareholders' meeting as provided for in the Regulations on the Board of Directors for a term until the next annual general shareholders' meeting. If the annual general shareholders' meeting is not held within the time frame specified in Article 14.5.1. of the Charter, the authority of the Company's Board of Directors shall be withdrawn on all matters excepting the preparation, convening and holding of the annual general shareholders' meeting.

15.2.2. Persons elected to the Company's Board of Directors may be re-elected an unlimited number of times.

15.2.3. The powers of all members of the Company's Board of Directors may be revoked early by decision of the general shareholders' meeting.

In the event that the powers of the Board of Directors are revoked early, the authority of the newly elected Board of Directors shall be valid until election (re-election) at the next annual general shareholders' meeting of a new Board of Directors.

15.2.4. Should the number of members of the Board of Directors fall below the number required for a quorum, the Board of Directors of the Company must take a decision to convene an extraordinary shareholders' meeting to elect a new Board of Directors. The remaining members of the Board of Directors may only decide on convening such extraordinary general shareholders' meeting.

15.2.5. Management Board members (the collective executive body of the Company) may not constitute more than one-fourth of the Board of Directors of the Company. The person fulfilling the functions of the General Director (the sole executive body) may not simultaneously fill the post of chairman of the Board of Directors of the Company.

The additional requirements which must be met by persons elected to the Board of Directors of the Company may be established in the Regulations on the Board of Directors.

15.2.6. Members of the Board of Directors of the Company shall be elected by cumulative vote.

In cumulative voting the number of votes that each shareholder has is multiplied by the number of persons to be elected to the Board of Directors of the Company, and the shareholder may use all of the votes thus computed to vote for one candidate or may distribute the votes among two or more candidates.

Candidates who receive the most votes shall be deemed to be elected to the Board of Directors of the Company.

15.2.7. The number of Company Board members shall be determined by a decision of the general shareholders' meeting, but may not be less than 7 members.

15.3. Chairman of the Board of Directors of the Company

15.3.1. The Chairman of the Company's Board of Directors shall be elected by members of the Company's Board of Directors from among their number by a majority of votes of the total number of members of the Company's Board of Directors.

15.3.2. The Company's Board of Directors may at any time re-elect its Chairman by a majority of votes of the total number of members of the Board of Directors.

15.3.3. The Chairman of the Company's Board of Directors shall:

- organize the work of the Board of Directors;
- convene meetings of the Company's Board of Directors or arrange meetings by absentee ballot;
- organize that minutes of meetings be taken.

15.3.4. In the absence of the Chairman of the Company's Board of Directors his/her duties shall be undertaken by one of the Company's Board members as decided by the Company's Board of Directors by a majority vote of members present at the meeting.

15.4. Meetings of the Board of Directors of the Company

15.4.1. A meeting of the Company's Board of Directors shall be convened by the Chairman of the Company's Board of Directors on his own initiative, at the request of any member of the Board of Directors or the Company's internal audit commission, the Company's Auditor or executive bodies. The procedures for convening and conducting meetings of the Board of Directors shall be set forth in the Regulations on the Board of Directors.

15.4.2. Participation of no fewer than half of elected members of the Company's Board of Directors shall

make up a quorum for holding a meeting of the Company's Board of Directors.

15.4.3. In determining the presence of a quorum or the outcome of voting at a meeting of the Board of Directors, an absentee vote in writing of a member of the Company's Board of Directors not present at the meeting shall be taken into account.

Such absentee vote in writing of a member of the Company's Board of Directors not present at the meeting must be received by the Company at the place of business of the sole executive body as provided for in the Charter hereunder not later than the day preceding the day of the meeting by absentee vote of the Board of Directors of the Company.

15.4.4. In passing resolutions at the meeting of the Company's Board of Directors, each member of the Company's Board of Directors shall have one vote.

A member of the Company's Board of Directors may not give his or her vote to another person, including another member of the Company's Board of Directors.

15.4.5. Resolutions at meetings of the Company's Board of Directors shall be passed by a majority of votes of members of the Company's Board of Directors taking part in the meeting, with the exception of the following cases:

- matters set forth in sub-clauses 6 and 16 of Article 15.1.1. of the Charter shall be decided unanimously by all members of the Board of Directors present at the meeting;
- matters set forth in sub-clauses 3, 11, 13, 14 and 15 of Art. 15.1.1. of the Charter shall be decided by a three-quarters majority of votes of members of the Board of Directors present at the meeting;
- matters in connection with the election and re-election of the chairman of the Board of Directors shall be decided by a majority of votes of all members elected to the Board of Directors;
- matters in connection with entering into a transactions as provided for in Article 22.3. of the Charter shall be decided by a majority of votes of members of the Board of Directors who are not interested parties to the transaction.

15.4.6. Minutes shall be taken at meetings of the Company's Board of Directors. The Minutes of the meeting of the Company's Board of Directors shall be drawn up not later than 3 days after the meeting. The Minutes of the meeting shall include:

- time and place of the meeting;
- attendees;
- meeting agenda;
- items put to the vote and the results of voting;
- resolutions passed.

The Minutes of the meeting of the Company's Board of Directors shall be signed by the person presiding at the meeting and by the secretary of the Board of Directors, who shall be responsible for the proper taking of Minutes.

15.4.7. Remuneration and reimbursement of expenses incurred in performing the duties of a member of the Board of Directors shall be established in the Regulations on the Board of Directors.

15.5. Committees of the Company's Board of Directors

15.5.1. The Board of Directors shall form a permanent Audit Committee to deal with various Company matters, whose sole functions shall be to:

- assess candidates for the position of Company external auditor;
- evaluate the Auditor's Report;
- assess the effectiveness of the issuer's internal control procedures and draw up proposals for the improvement thereof.

The Board of Directors may also form other committees, such as a Committee for Strategic Planning, Staffing, Remuneration and Social Policy Committee, etc.

15.5.2. The objectives of each committee, its formation and activities shall be set forth in the relevant Company by-laws, which shall be approved by the Board of Directors and must be observed by all subdivisions and officers of the Company.

15.5.3. The Audit Committee must only be comprised of members of the Board of Directors who are not the sole executive body and/or members of the collective executive body of the Company. The Committee Chairman must be an independent member of the Board of Directors.

The evaluation of the Auditor's report prepared by the Audit Committee shall be presented as part of the materials made available in preparation for the general shareholders' meeting of the Company.

16. Executive Bodies of the Company (Sole and Collective)

16.1. The Company's General Director (sole executive body of the Company) and the Management Board (collective executive body of the Company) shall exercise control over the Company's day-to-day business. The executive bodies shall be responsible to the Company's Board of Directors and the general shareholders' meeting.

The General Director shall be chairman of the Management Board.

16.2. The rights and obligations and term and level of remuneration of the General Director and members of the Management Board shall be established in a contract signed by each with the Company. The contract shall be signed by the Chairman of the Board of Directors on behalf of the Company or by a person authorized by the Board of Directors of the Company.

16.3. All issues related to control of the Company's day-to-day business, except for issues referred to the exclusive competence of the Company's general shareholders' meeting and the Company's Board of Directors,

shall fall within the competence of the Company's executive bodies (sole and collective).

The Company's executive bodies (sole and collective) shall arrange for the implementation of resolutions passed by the Company's general shareholders' meeting and the Company's Board of Directors.

16.4. The General Director shall represent the Company and act on its behalf without a power of attorney, including:

- exercise of the day-to-day running of the Company;
- right of first signature on financial documents;
- management of the Company's property for the purpose of supporting its current business to the extent specified by the Charter;
- representing the interests of the Company in the Russian Federation and abroad;
- approval of personnel, signing of employment contracts with Company staff, providing incentives and imposing fines;
- presenting the point of view of the Company's executive bodies at meetings of the Board of Directors;
- supervision of the Management Board, presiding at its meetings, convening meetings and setting its agendas;
- tabling items in relation to the appointment of directors of various divisions of the Company and heads of Company departments as well as the termination of their appointment for collective discussion at meetings of the Management Board;
- recommending candidates to the Management Board for approval by the Board of Directors;
- entering into transactions on behalf of the Company except for cases provided for by the Federal Law On Joint-Stock Companies and the Company Charter;
- issuing powers of attorney on behalf of the Company;
- opening Company bank accounts;
- organizing the Company's financial accounting and reporting;
- issuing instructions and giving orders binding on all Company employees;
- approves the list of potentially classifiable information;
- undertaking any other duties and dealing with other issues relating to the Company's day-to-day financial and commercial operations required to achieve the Company's business objectives and to ensure its regular operation in accordance with existing Russian legislation and the Company Charter, except for duties vesting in the Company's other management bodies in accordance with the Federal Law of the Russian Federation on Joint-Stock Companies and the Company Charter.

16.5. The General Director shall be appointed by the Board of Directors for a term of 3 years.

The appointment of the General Director of the Company and early termination of his/her duties shall be undertaken by the Board of Directors in the manner prescribed in the Regulations on the General Director.

16.6. The Management Board is the collective executive body of the Company and shall under the General Director undertake decisions on matters relating to management of the immediate day-to-day business of the Company in between general meetings and meetings of the Board of Directors.

The Management Board shall adopt collective decisions on the following matters falling within its competence:

- operational management in all areas of Company operations, with the exception of matters falling within the competence of the general shareholders' meeting, Board of Directors or General Director;
- control and monitoring of budget performance as approved by the Board of Directors;
- determination and approval of the Company's organizational structure, and the number and status of its departments and divisions;
- appointment of directors of various divisions of the Company and heads of Company departments as well as the termination of their appointment;
- determination and approval of wage and salary levels for all Company employees, with the exception of members of the Management Board;
- loan applications by the Company;
- establishing financial reporting policy, controlling the movement of assets and monetary funds, preparation of the accounts and financial statements for subsequent consideration by the Company's Board of Directors;
- determination of the general strategy, criteria and principles for working with suppliers and customers under contract;
- insuring the Company's property;
- working with staff and ensuring the proper functioning of the Company office and archives;
- preparation for holding general shareholders' meetings and meetings of the Board of Directors.

16.7. The Management Board shall be made up as determined by the Board of Directors. Members of the Management Board shall be appointed by the Board of Directors on the recommendation of the General Director of the Company.

The Management Board shall act on the basis of the Company Charter, as well as the Regulations on the Management Board adopted by the general shareholders' meeting and other Company by-laws.

A quorum for a meeting of the Management Board shall consist of not less than half of all appointed members of the Management Board. Should the number of Management Board members fall below the number comprising such quorum, the Board of Directors must form a new Management Board.

16.8. The Management Board shall meet as necessary.

Meetings of the Management Board shall be organized by the General Director, who shall sign all documents on behalf of the Company and the minutes of Management Board meetings.

Minutes shall be drawn up at meetings of the Management Board and shall be submitted to the Board of

Directors, internal audit commission and the Company's auditor upon request.

A member of the Management Board may not transfer his voting rights to another person, including another member of the Management Board.

16.9. Additional requirements for persons appointed to the position of General Director and to the Management Board may be established in the Regulations on the General Director and Regulations on the Management Board.

16.10. Persons filling the position of General Director and members of the Management Board may only be appointed to the management bodies of other entities with the consent of the Company's Board of Directors.

17. Company Secretary

17.1. The Company Secretary shall ensure that the various bodies and officers of the Company observe the rules and procedures of corporate governance guaranteeing the rights and interests of Company shareholders.

17.2. The Company Secretary shall be elected by a majority vote of members of the Board of Directors present at the meeting. Members of the Board of Directors and shareholders holding not less than 10 percent of Company shares shall be entitled to nominate candidates for the position of Company Secretary. The Company Secretary shall be subordinate to the Chairman of the Board of Directors and shall report to the Board of Directors.

17.3. The Company Secretary shall:

- prepare and make arrangements for the general shareholders' meeting in accordance with the Charter and other Company by-laws pursuant to a resolution on convening a general shareholders' meeting of the Company;
- prepare and make arrangements for the meeting of the Board of Directors in accordance with the Charter and other Company by-laws;
- assist members of the Board of Directors in undertaking their duties;
- arrange for disclosure of (access to) Company information and archiving of Company documents;
- arrange for communication between the Company and its shareholders;
- arrange for other matters and undertakes other duties provided for in the Regulations on the Company Secretary adopted by the Board of Directors of the Company.

18. Liability of Members of the Board of Directors and Members of the Executive Bodies of the Company

18.1. Members of the Board of Directors of the Company, the General Director and members of the Management Board shall act in the interests of the Company when exercising their rights and fulfilling their obligations, and shall exercise their rights and fulfil their obligations prudently and in good faith.

18.2. Members of the Board of Directors of the Company, the General Director and members of the Management Board shall be liable to the Company for losses incurred by the Company through their wrongful acts (omissions), unless other grounds and extent of liability are specified by federal law.

Members of the Board of Directors of the Company, the General Director and members of the Management Board shall be liable to the Company for losses incurred by the Company through their wrongful acts (omissions) in breach of the procedure for the acquisition of Company shares envisaged in Chapter XI.1 of the Federal Law on Joint-Stock Companies.

Members of the Board of Directors and the Management Board who voted against passing the resolution which lead to losses for the Company or shareholder, or those that did not participate in voting, shall not bear any liability.

18.3. In determining the extent of liability of members of the Board of Directors, the General Director and members of the Management Board, normal business practices and other circumstances relevant to the case should be taken into account.

18.4. If under the provisions of this Article liability is borne by several persons, their liability to the Company shall be joint and several.

18.5 The Company or a shareholder (shareholders) holding in the aggregate not less than 1 percent of ordinary shares placed by the Company shall be entitled to bring an action for damages incurred by the Company against a member of the Company's Board of Directors, General Director or members of the Management Board in cases provided for by paragraph 1 of Art. 18.2. of the Company Charter.

The Company or a shareholder shall be entitled to bring an action for damages against a member of the Board of Directors of the Company, the General Director, or a member of the Management Board in cases provided for by paragraph 2 of Art. 18.2. of the Company Charter.

18.6. The General Director shall be personally liable for protection of information classified as state secret within the Company, as well as for breach of the restrictions established by law in respect of access to information classified as state secret.

19. Internal Audit Commission of the Company

19.1. The internal audit commission shall undertake control of the financial and economic activities of the Company. Procedures used by the internal audit commission shall be established in the Company Regulations on Procedures to be Used by the Internal Audit Commission adopted by the general shareholders' meeting.

19.2. The general shareholders' meeting shall elect the Company's internal audit commission, comprised

of no fewer than 3 persons, for a term until the next annual general shareholders' meeting.

Should the annual general shareholders' meeting fail to elect the number of members of the internal audit commission required for a quorum at their meetings, as prescribed hereunder, the term of office the existing internal audit commission shall be extended until a new internal audit commission is elected.

Should the number of members of the internal audit commission fall below 3, the Board of Directors must convene an extraordinary general shareholders' meeting to elect the internal audit commission. The remaining members of the internal audit commission shall perform their functions until an internal audit commission is elected.

19.3. Individual members or the internal audit commission as a whole may have their authority revoked before the end of their term by decision of the general shareholders' meeting.

Should the authority of all members of the internal audit commission be revoked early, and should the extraordinary general shareholders' meeting not elect the number of members to the internal audit commission that are required to constitute a quorum for their meetings, as prescribed hereunder, the term of office the existing internal audit commission shall be extended until a new internal audit commission is elected.

A member of the internal audit commission may voluntarily withdraw from the commission at any time by giving written notice to the Company.

The authority of members of the internal audit commission shall automatically be withdrawn upon election to the Board of Directors, Management Board, liquidation or counting commission, or appointment to the post of General Director.

19.4. Members of the internal audit commission may include Company shareholders or any other person nominated by a shareholder. Members of the internal audit commission may not simultaneously be members of the Board of Directors of the Company or fill other positions in the Company's management bodies.

19.5. The internal audit commission shall elect a chairman and secretary from among its members.

19.6. The following matters shall fall within the competence of the internal audit commission:

- Analysis of the accuracy and completeness of financial, tax, management and statistical reporting;
- Monitoring of the Company's budget expenditure, approved by the Board of Director of the Company; monitoring of the distribution of Company profits for the financial reporting year as approved by the general shareholders meeting;
- Evaluation of the Company's financial status, creditworthiness, liquidity of assets, debt-to-equity ratio, net assets and charter capital, analyzing potential improvements in the Company's financial position, drawing up recommendations for the Company's management bodies;
- Confirmation of the accuracy of details contained in the Company's annual reports, annual financial statements, profit distribution and reporting to tax, statistical and other government authorities.

The internal audit commission may:

- Request an explanation in person from members of the Board of Directors of the Company or employees of the Company, including any officer, on matters falling within the competence of the internal audit commission;
- Submit information to management bodies in respect of the liability of employees of the Company, including any officer, in the event of a breach of the Charter, regulations, rules or instructions adopted by the Company;
- Retain experts under contract to assist in its work who are not staff members of the Company.

19.7. The Company's financial and economic activities shall be monitored (audited) on the basis of the Company's year-end results as well as at any other time on the initiative of the Company's internal audit commission, based on a resolution passed by the general shareholders' meeting, the Company's Board of Directors or at the request of a Company shareholder (shareholders) holding in the aggregate not less than 10 percent of Company voting shares.

19.8. At the request of the Company's internal audit commission persons holding management positions in the Company shall be obliged to submit documents on the Company's financial and economic activities.

Such documents must be submitted within three days from the date of the written request.

19.9. The Company's internal audit commission may request that an extraordinary general shareholders' meeting be convened as prescribed in Article 14.6. of the Company Charter.

19.10. The internal audit commission may request that a Board of Directors meeting be convened. The chairman of the Board of Directors may not refuse the request of the internal audit commission to convene a meeting of the Board of Directors.

19.11. A quorum for a meeting of the internal audit commission shall consist of not less than half of the members of the internal audit commission, as defined by the Company Charter.

Meetings of the internal audit commission shall be held in the form of the joint presence of members of the commission to consider items on the agenda and take decisions on items put to the vote.

In voting on items each member of the commission shall have one vote. A member of the internal audit commission of the Company may not transfer his voting rights to another person, including another member of the internal audit commission.

Decisions of the internal audit commission shall be taken and resolutions passed by a majority vote taken by a roll-call or a show of hands of those present at the meeting of the internal audit commission. If the vote is split the chairman of the internal audit commission shall cast the deciding vote.

20. Shareholder Register

20.1. The Company shall engage a registrar to maintain and keep a shareholder register as prescribed under existing Russian legislation.

20.2. The shareholder register contains details of each registered person, the number and category (type) of shares entered against the name of each registered person, and other details envisaged in statutes of the

Russian Federation.

20.3. Upon retaining a registrar to maintain and keep a shareholder register the Company shall not be exempt from liability for maintaining and keeping the shareholder register.

20.4. A person registered in the Company's shareholder register must notify the registrar of the shareholder register in timely fashion of any changes to the details contained therein. In the event of failure to provide information on any changes, the Company and the registrar shall not be liable for any losses incurred as a result.

20.5. Entries to the Company's shareholders register shall be made at the request of a shareholder or nominal shareholder not later than three days submission of documents provided for by statutes of the Russian Federation.

20.6. The registrar may not refuse to make an entry to the Company's shareholder register except in cases provided for by statutes of the Russian Federation. In the event of a refusal to make an entry in the Company's shareholder register the registrar of the above mentioned register shall not later than five days from lodgement of the request that an entry be made to the Company's shareholder register forward to the person making the request for an entry notification of refusal to make the entry together with reasons therefor.

A refusal to make an entry in the Company's shareholder register may be challenged in court. The registrar must make a corresponding entry to the Company's shareholder register upon the court handing down its ruling.

20.7. Upon the request of a shareholder or nominal shareholder, the registrar of the Company's shareholder register must confirm the shareholder's right to shares by way of issuing an extract from the Company's shareholder register which shall not be deemed a security.

21. Major Transactions

21.1. A major transaction shall be a transaction (including any credit, loan, mortgage, surety) or series of related transactions in connection with the acquisition, alienation or potential alienation by the Company, directly or indirectly, of assets, the value of which comprises 25 percent or more of the Company's asset value as determined from the Company's balance sheet as of the last date, except transactions concluded in the course of the Company's normal business, transactions relating to a placement of shares by subscription (sale) of ordinary Company shares, and transactions relating to the placement of issued securities convertible into ordinary Company shares.

21.2. The Board of Directors shall determine the value of assets that are the subject of a major transaction in accordance with Article 10.5 of the Company Charter.

21.3. A major transaction must be approved by the Board of Directors of the Company or general shareholders' meeting.

21.4. Decisions regarding approval of major transactions in relation to assets, the value of which comprises 25 to 50 percent of the book value of Company assets, shall be taken by all members of the Board of Directors of the Company unanimously, without regard to the votes of members of the Board of Directors who have withdrawn.

Should the Board of Directors of the Company fail to reach a unanimous decision on approval of the major transaction, the Board of Directors of the Company may decide to refer the matter of approving the major transaction to the general shareholders' meeting. In this case the matter of approving the major transaction shall be decided by a majority of votes of those shareholders at the general shareholders' meeting who hold voting shares and are present at the general shareholders' meeting.

21.5. Decisions regarding approval of major transactions in relation to assets, the value of which comprises more than 50 percent of the book value of Company assets, shall be taken by the general shareholders' meeting by a three-quarters majority of shareholders who hold voting shares and are present at the general shareholders' meeting.

21.6. The resolution on approval of a major transaction must state the person (persons) party to the transaction, the beneficiary (beneficiaries), price, subject of the transaction and other material details.

22. Interested Party Transactions

22.1. Transactions (including any credit, loan, mortgage, surety) in which there is an interest on the part of a member of the Board of Directors of the Company, General Director, member of the Management Board or Company shareholder holding together with any affiliated persons 20 percent or more of Company voting shares, or of a person entitled to issue mandatory instructions to the Company, shall be undertaken by the Company in accordance with the provisions hereunder.

Such persons shall be deemed interested parties in the transaction in the event that they, their spouses, parents, children, blood or non-blood siblings, adoptive parents or children and/or affiliated persons:

- are a party, beneficiary, intermediary or agent in the transaction;
- hold (separately or in total) 20 percent or more of the shares (equity, participation) in a legal entity that is a party, beneficiary, intermediary or agent in the transaction;
- are employed in the management bodies of a legal entity that is a party, beneficiary, intermediary or agent in the transaction, or employed in the management bodies of the parent company of such legal entity.

22.2. Persons listed in Article 22.1. of the Company Charter must inform the Board of Directors of the Company, the internal audit commission (auditor) of the Company or the independent Company's auditor of:

- legal entities in which they hold independently or together with their affiliated person (persons) 20 percent or more of the voting shares (equity, participation);
- legal entities in whose management bodies they are employed;

• any transactions or potential transactions known to them in which they may be deemed interested parties.

22.3. The decision on approval by the Company of an interested party transaction shall be taken by the Board of Directors of the Company by a majority vote of independent directors who are not interested parties to the transaction. In the event that all members of the Board of Directors of the Company are deemed interested parties and/or are not independent directors, the transaction may be approved by decision of the general shareholders' meeting taken in the manner set forth in Article 22.5. of the Charter.

An independent director shall be deemed to be a member of the Board of Directors of the Company:

- who has not been in the past 3 years and is not currently an officer (manager) or employee of the Company, or an officer or employee of the managing organization of the Company;

- who is not an officer of another company in which any of the officers of the Company are members of the Board of Directors committee for staffing and remuneration;

- who is not a party to any obligation involving the Company whereby he/she could acquire property (receive monetary funds) for a value amounting to 10% or more of the aggregate annual income of such person, except remuneration for participating in the work of the Board of Directors of the Company;

- who is not a major supplier or customer of the Company (whose business with the Company is worth in the aggregate 10 percent or more of the net asset value of the Company);

- who is not a representative of the state, i.e. a person representing the Russian Federation or a constituent entity of the Russian Federation on the board of directors of any company in relation to which a decision is made to exercise special rights (a "golden share") or a person elected to the board of directors from among candidates nominated by the Russian Federation, a constituent entity of the Russian Federation, or a municipal entity, if such member of the board of directors is obliged to vote based on written orders (instructions) from a constituent entity of the Russian Federation, or a municipal entity, respectively;

- who is not a person whose spouse, parents, children, blood or non-blood siblings, adoptive parents or children are persons employed in the management bodies or managing organization of the Company or who are a manager of the Company;

- who is not an affiliate of the Company, except a member of the Board of Directors of the Company;

- who is not an affiliate of an officer (manager) of the Company (officer of the managing organization of the Company).

After a period of 7 years of filling the position of member of the Board of Directors of the Company an independent director is no longer deemed independent.

22.4. For a decision by the Board of Directors of the Company and general shareholders' meeting on approving an interested party transaction, the price of the assets or services to be alienated or acquired shall be determined by the Board of Directors in accordance with Article 10.5. of the Company Charter.

22.5. A decision on approval by the Company of an interested party transaction shall be taken by the general shareholders' meeting by a majority of votes of all holders of voting shares who are not interested parties to the transaction in the following cases:

• If the subject of the transaction or series of related transactions are assets with a Company book value (offer price) of 2 percent or more of the Company's asset value as determined from the Company's balance sheet and financial accounts as of the last reporting date;

• If the transaction or series of related transactions are offerings by subscription or sales of shares comprising more than 2 percent of ordinary shares previously placed by the Company and ordinary shares into which previously placed issued securities convertible into shares may be converted;

• If the transaction or series of related transactions are offerings by subscription of issued securities convertible into shares which may be converted into ordinary shares comprising more than 2 percent of ordinary shares previously placed by the Company and ordinary shares into which previously placed issued securities convertible into shares may be converted.

22.6. An interested party transaction shall not require approval by the general shareholders' meeting as provided for under Article 22.5. hereunder in the event that:

• the terms and conditions of such transaction do not differ in any material way from the terms and conditions of similar transactions undertaken between the Company and the interested party in the normal course of business conducted by the Company prior to the interested party having been deemed as being such.

This exception shall only apply to interested party transactions undertaken during the period from the date when the interested party is deemed as being such until the date of the next annual general shareholders' meeting.

22.7. The general shareholders' meeting may decide to approve a transaction (transactions) between the Company and an interested party that may be undertaken in the future in the normal course of business conducted by the Company. In this case the decision of the general shareholders' meeting must also stipulate the maximum amount for which such transaction (transactions) may be concluded. Such decision shall remain valid until the next annual general shareholders' meeting.

22.8. The decision on approval of an interested party transaction must state the person (persons) party to the transaction, the beneficiary (beneficiaries), price, subject of the transaction and other material details.

22.9. An interested party transaction concluded in breach of the requirements for transactions prescribed in Articles 22.3.-22.8. of the Company Charter may be declared null and void as a result of a lawsuit brought by the Company or a shareholder.

22.10. An interested party shall be liable in respect of the Company to the amount of any losses incurred by the Company through its fault. Should liability be borne by a number of persons, their liability to the Company shall be joint and several.

23. Affiliates of the Company

23.1. A person shall be deemed an affiliate in accordance with Russian legislation.

23.2. Affiliates of the Company must notify the Company in writing if they own any shares in the Company, specifying number and category (type) thereof within 10 days after acquisition of such shares.

23.3. If the Company sustains damages due to failure to submit or untimely submission by an affiliate through its own fault of required information to the Company such affiliate shall indemnify the Company for such damages.

23.4. The Company shall keep a record of its affiliates and provide information thereon pursuant to Russian legislation.

24. Accounting and Reporting. Funds of the Company

24.1. Profits (income) retained by the Company after payment of all taxes, other contributions and levies to the budget and non-budgetary funds shall be at the full disposal of the Company and used by the Company at its discretion.

The Company shall establish special purpose funds to cover its obligations and provide for its business and social development out of the profits (income) retained by the Company after payment of all taxes, other contributions and levies, and other proceeds.

24.2. The Company shall establish a reserve fund amounting to 5 percent of the Company's charter capital.

The reserve fund of the Company shall be formed by way of mandatory annual deductions until the value of the fund reaches the level set by the Company Charter. The annual deductions may not fall below 5 percent of the Company's net profit.

The purpose of the reserve fund shall be to cover losses of the Company and to redeem bonds of the Company and repurchase shares in the Company in the event of the absence of other funds.

The reserve fund may not be used for other purposes.

24.3. The Company shall create a special employee stock option fund out of net profit. The fund shall be used solely for purchase of shares sold by the shareholders of this Company for further offering to employees.

24.4. The Company shall keep accounts and submit financial statements in the manner established by the Federal Law of the Russian Federation on Joint-Stock Companies and other statutes of the Russian Federation.

24.5. The Company's General Director shall be responsible for organizing and maintaining true and fair accounts of the Company, timely submission of annual report and other financial statements to the relevant authorities and submission of information on the Company's business to the shareholders, creditors and the press in accordance with the Federal Law of the Russian Federation on Joint-Stock Companies, other statutes of the Russian Federation and the Company Charter.

24.6. Accounting policy and document flow of the Company and its branches and representative offices shall be established by order of the General Director.

24.7. The financial year shall start on January 1 and shall end on December 31.

24.8. The Company's Internal Audit Commission shall confirm that the information contained in the Company's annual report and annual financial statements is true and correct.

24.9. Prior to publication of documents referred to in this Clause pursuant to Article 25 of this Charter the Company shall retain an auditor not materially interested in respect of the Company or its shareholders to carry out an annual audit and endorse the annual financial statements.

24.10. The annual report of the Company shall be provisionally approved by the Company's Board of Directors at least 30 days before the date of the annual general shareholders' meeting.

25. Company Auditor

25.1. The Company's Auditor (an individual or an accounting firm) shall audit the Company's financial and economic activities in accordance with statutes of the Russian Federation under an engagement agreement.

25.2. The Company's Auditor shall be subject to approval by the general shareholders' meeting.

The fee of the Auditor shall be determined by the Company's Board of Directors.

25.3. Based on the results of review of the Company's financial and economic activities, the Company's Auditor shall issue an opinion which shall include:

- Confirmation that the information contained in the Company's reports and other financial documents are true and correct;
- Information on breach of accounting procedure and procedure for submitting financial reports established by statutes of the Russian Federation as well as breach of statutes of the Russian Federation in the course of business operations.

25.4. Internal audit of the Company shall be performed by the Internal Audit Commission.

25.5. The Company shall be audited at any time on the request of any shareholder holding an aggregate 10 percent or more of the voting shares in the Company in respect of all matters within the competence of the general shareholders' meeting as of the date such request is made.

25.6. Shareholders requesting an audit shall submit a request in writing to the Board of Directors.

The request shall include:

- clearly stated reasons for such request;
- names of shareholders;
- information on shareholdings (number of shares, category, type);
- numbers of client accounts of such shareholders in the register.

The request shall be signed by the shareholder or its proxy. If the request is signed by a proxy a power of

attorney shall be attached.

If the requesting shareholder is a legal entity the signature of the representative of such legal entity acting in accordance with its Charter without a power of attorney shall be certified by the stamp of such legal entity. If the request is signed by a representative of the legal entity acting on its behalf pursuant to a power of attorney such power of attorney shall be attached to the request.

25.7. The request for an audit shall be sent by registered mail to the address of the Company with confirmation of delivery or delivered personally to the Company office.

The date of the delivery confirmation or date of delivery to the secretary of the Board of Directors shall be deemed to be the date of the request.

25.8. Within 10 business days after the request is made the Board of Directors shall adopt a decision to audit the Company's activities and determine the fee payable to the auditor or give reasons for refusal to carry out the audit.

25.9. The Chairman of the Board of Directors may deny a request for audit of Company activities if:

- the requesting shareholders do not hold a sufficient number of voting shares as of the date of the request;
- the requesting persons are not registered in the share register and/or are not authorized to represent respective shareholders;
- the request is incomplete;
- the requesting shareholders fail to pay expenses for performance of the audit.

25.10. Upon completion of the audit the Company's Auditor's report shall be approved at the next regular meeting of the Board of Directors and sent by registered mail to the persons requesting the audit.

25.11. The persons requesting the audit of Company activities may at any time prior to adoption of the decision by the Board of Directors to audit Company activities withdraw their request by notifying the Board of Directors in writing.

25.12. Expenses for performance of the audit requested by shareholders shall be paid by such requesting shareholders. The Board of Directors may adopt a resolution that such expenses shall be borne by the Company and the respective amount refunded to the requesting shareholders.

26. Company Information

26.1. The Company shall ensure access by shareholders to the documents referred to in Article 27.1. of the Charter. The shareholder(s) holding an aggregate of at least 25 percent of the voting shares in the Company may have access to the accounting books and records and minutes of the meetings of the executive body of the Company.

The documents referred to in this clause shall be made available by the Company for inspection in the offices of the executive body of the Company within 7 days after a respective request being made.

The Company shall for a fee provide copies of documents referred to in this clause upon request by persons entitled to access thereto. The fee shall be determined by the executive bodies of the Company and shall not exceed the amount of expenses incurred to make such copies.

26.2. The Company shall disclose:

- Annual report of the Company, annual financial statements;
- Share issue prospectus of the Company as required by the statutes of the Russian Federation;
- Announcement of a general shareholders' meeting in the manner provided for by the Company Charter;
- Other information determined by the federal executive agency for the securities market.

26.3. Mandatory disclosure of information in the event of public placement of bonds or other securities by the Company shall be made by the Company to the extent and in the manner prescribed by the federal executive agency for the securities market.

27. Company Records

27.1. The Company shall maintain the following records:

- Company Charter, amendments and additions duly registered and entered into the Company Charter, Resolution to establish the Company, the Company's Registration Certificate;
- Documents confirming the Company's title to the property recorded in its balance sheet;
- Company by-laws;
- Regulations on the Company's branch or representative offices;
- Annual reports;
- Company's share issue prospectus;
- accounting books and records;
- financial reporting documents;
- Minutes of the Company's general shareholders' meeting (decisions of the sole shareholder holding all voting shares in the Company), meetings of the Company's Board of Directors, the Company's Internal Audit Commission and the Company's collective executive body (Management Board);
- voting ballots and proxies (copies of proxies) for participation in the general shareholders' meeting;
- reports of independent appraisers;
- list of the Company's affiliates;
- list of persons entitled to participate in the general shareholders' meeting and entitled to receive

dividends and other lists made by the Company for the purpose of exercise by the shareholders of their rights pursuant to requirements of the Federal Law on Joint-Stock Companies;

- Opinions given by the Internal Company's Audit Commission, the Company's Auditor, and public and municipal authorities of financial control;
- prospectus, issuer's quarterly reports and other documents with information to be published or otherwise disclosed in compliance with the Federal Law on Joint-Stock Companies and other federal laws;
- Other documents provided for by the Federal Law On Joint-Stock Companies, the Company Charter, the Company by-laws, resolutions of the general shareholders' meeting, the Company's Board of Directors, the Company's executive bodies as well as documents provided for by statutes of the Russian Federation.

27.2. The Company shall maintain documents set forth in Article 27.1. of the Company Charter at the place of location of its executive body and keep same in the manner and during the period as prescribed by the federal executive agency for the securities market.

28. Reorganization of the Company

28.1. The Company may be voluntarily reorganized by decision of the general shareholders' meeting. Other grounds and procedure for reorganizing the Company shall be determined by the Civil Code of the Russian Federation and other federal laws.

28.2. The Company may be reorganized by way of merger, takeover, division, spin-off and reformation into another organisational form as provided by the Federal Law on Joint-Stock Companies.

28.3. Property of entities created by reorganization shall comprise only the property of the reorganized companies.

28.4. The Company shall be deemed to have been reorganized, with the exception of takeover, from the moment when newly-emerged legal entities are registered with state authorities.

In the event of reorganizing the Company by way of takeover, the first Company shall be deemed to have been reorganized from the moment the entry is made into the Unified State Register of legal entities that the Company that was taken over has terminated its business.

28.5. To effect the reorganization of the Company, appropriate amendments shall be made to this Charter and a transfer act or separation balance sheet shall be made up.

The transfer act and the separation balance sheet shall provide for legal successors under all obligations of the Company in respect of all its creditors and debtors.

The transfer act and the separation balance sheet shall be subject to approval by the general shareholders' meeting by majority of votes of the shareholders present at the meeting who hold voting shares in the Company and/or their proxies.

28.5. To effect the reorganization of the Company, appropriate amendments shall be made to this Charter and a transfer act or separation balance sheet shall be made up.

The general shareholders' meeting shall adopt the resolution on reorganization of the Company, which shall include approval of the transfer act or the separation balance sheet.

The transfer act and the separation balance sheet shall provide for legal successors under all of the Company's obligations in respect of all creditors and debtors thereof, including disputed obligations, and the procedure for determining succession in connection with changes in the type, composition, and value of Company assets, and in connection with new, altered, or terminated rights and obligations of the Company that may arise after the date of the transfer act and separation balance sheet.

28.6. Within 30 days after the date when the resolution on reorganisation of the Company is passed, or in the event of reorganization of the Company by way of merger or takeover from the date of the resolution on such by the last of the companies taking part in the merger or takeover, the Company must notify its creditors in writing and publish a notice on the resolution in a printed media intended for public announcements on the state registration of legal entities.

State registration of Companies created pursuant to reorganization, and entries recording the liquidation of reorganized companies shall be made against proof of notification of creditors in the manner established by this Paragraph.

28.7. If the separation balance sheet or transfer act does not clearly indicate the successor to the reorganized Company, the legal entities created pursuant to the reorganization shall be liable jointly and severally under the obligations of the reorganized Company before its creditors.

29. Liquidation of the Company, Liquidation Commission

29.1. The Company may be voluntarily wound up under procedures specified by Article 61.2 of the Civil Code of the Russian Federation subject to requirements of the Federal Law On Joint-Stock Companies and the Company Charter. The Company may be wound up based on a court decision for reasons provided for by Article 61.2 of the Civil Code of the Russian Federation.

Liquidation of the Company shall bring about its termination without transferring rights and obligations to other persons under the procedures for legal succession.

29.2. In the event of voluntary winding-up the Company's Board of Directors shall put the issue of winding up the Company and appointing the Liquidation Commission on the agenda of the general shareholders' meeting to be resolved.

The general shareholders' meeting of the Company to be voluntarily wound-up shall pass a resolution that the Company be wound up and the Liquidation Commission be appointed consisting of the same number of members as the Board of Directors as determined by this Charter.

Procedure for nomination to the Liquidation Commission and voting for election of its members shall be determined by the Regulations on the Liquidation Commission approved by the general shareholders' meeting when considering the issue of the Company liquidation.

In the event of forced liquidation the Liquidation Commission shall be appointed by the court (arbitration) which shall determine the number of its members.

29.3. From the moment the Liquidation Commission is appointed all powers concerning the Company administration shall be transferred to it. The Liquidation Commission shall appear in court on behalf of the Company.

The Liquidation Commission shall be liable for damages caused by it to the Company, its shareholders and third parties under the rules of civil legislation of the Russian Federation.

29.4. The Liquidation Commission shall publish information on winding up the Company, and the procedure and deadline for submitting demands by its creditors in the press where information on the registration of legal entities is published. The deadline for submitting demands by creditors shall not be less than two months from the date when information on winding-up was published.

29.5. If at the moment when the resolution on winding up the Company is passed the Company has no obligations to its creditors, its property shall be distributed between its shareholders pursuant to Articles 29.11-29.12. of the Company Charter.

29.6. The Liquidation Commission shall take measures to identify creditors and to receive accounts receivable as well as to notify the creditors in writing of winding up the Company.

29.7. When the deadline for submitting demands by creditors has passed, the Liquidation Commission shall draw up the interim liquidation balance sheet containing information on the property of the Company being wound up and demands submitted by creditors as well as results of consideration thereof. The interim liquidation balance sheet shall be approved by the general shareholders' meeting upon agreement with the state authority that registered the Company being wound up.

29.8. If the Company being wound up does not have sufficient cash to satisfy creditors' demands, the Liquidation Commission shall sell the Company's other property at auction under procedures established for the enforcement of court judgments.

29.9. Payments shall be made to creditors of the Company being wound up by the Liquidation Commission in the order of priority established by Article 64.1 of the Civil Code of the Russian Federation in accordance with the interim liquidation balance sheet, starting from the day it was approved, except for creditors which are fifth in the order of priorities, who are paid when a month has passed from the date when the interim liquidation balance sheet is approved.

29.10. Upon completion of settlements with creditors the Liquidation Commission shall draw up a liquidation balance sheet that shall be approved by the Shareholders' General Meeting upon agreement with the state authority that registered the Company being wound up.

29.11. The property remaining after settlements with creditors of the Company being wound up shall be distributed by the Liquidation Commission between shareholders in the following order of priority:

- Priority No. 1: payments for shares that are to be redeemed pursuant to Article 10.4 of the Company Charter shall be made;
- Priority No. 2: property of the Company being wound up shall be distributed between the shareholders holding ordinary shares.

29.12. For each order of priority, property must be distributed in full before passing to the next order of priority.

Property rendered by the Company to the shareholders for use shall be returned in kind without consideration at the time of liquidation.

29.13. The winding up of the Company shall be deemed to be complete, and the Company to have been liquidated, from the moment when the state registration authority makes the relevant entry in Unified State Register of Legal Entities.

Translated from Russian into English for information purposes

[registration stamp]

APPROVED

By Resolution of the Board of Directors
of Joint-Stock Company
Chelyabinsk Zinc Plant

Minutes of the Board meeting
dated November 30, 2006

AMENDMENT No. 1

to the Charter of Joint-Stock Company Chelyabinsk Zinc Plant

Registered by Decision of Head of Administration of Kurchatovsky District of Chelyabinsk No. 599 dated May 11, 1993
OGRN 1027402551880

The Charter of the Open Joint Stock Company Chelyabinsk Zinc Plant shall be amended as follows:

1. Article 7.1.1. of the Charter shall read as follows:

7.1.1. The Company's charter capital is comprised of the nominal value of shares acquired by shareholders (placed and outstanding shares).

The Company's charter capital is comprised of 5,419,541 (five million four hundred nineteen thousand five hundred forty-one) rubles and is divided into 5,419,541 (five million four hundred nineteen thousand five hundred forty-one) ordinary registered shares with a nominal value of 1 (one) rouble each.

2. Article 7.1.2. of the Charter shall read as follows:

"7.1.2. In addition to the placed shares the Company may place another 49,674,827 (forty-nine million six hundred seventy-hour thousand eight hundred twenty-seven) ordinary registered shares with a nominal value of 1 (one) rouble each (authorized shares)."

General Director of CZP *[seal]* **V. V. Geikhman**

Translated from Russian into English for information purposes

APPROVED
by the General Shareholders' Meeting
of Joint-Stock Company
Chelyabinsk Zinc Plant
on August 18, 2006 (Minutes w/n)

PROVISIONALLY APPROVED
by the Board of Directors
of Joint-Stock Company
Chelyabinsk Zinc Plant
on June 1, 2006 (Minutes dated June 1, 2006)

CORPORATE GOVERNANCE CODE

of Joint-Stock Company Chelyabinsk Zinc Plant

Chelyabinsk, 2006

Contents

1. INTRODUCTION

Joint-Stock Company Chelyabinsk Zinc Plant (hereinafter the "Company"). The plant was established in 1935. It is the largest producer of zinc and zinc alloys in Russia and the C.I.S. The Company's production capacity is up to 200,000 MT of zinc per year. The plant currently produces about 2% of world production and around 60% of Russian domestic production of zinc. The Company's range of products also includes cadmium, indium, sulfuric acid, and zinc sulfate.

The Company's aim in adopting the Corporate Governance Code (the "Code") is to establish and introduce the principles and rules of corporate governance into the Company's day-to-day business in order to facilitate the successful development of the Company, first and foremost by ensuring long term prospects for the Company's development and growth in capitalization, observing the rights and lawful interests of all shareholders, and fostering a positive corporate image among shareholders, employees, customers, potential investors, professionals in the securities market, and other interested parties.

The Code is a body of obligations taken on voluntarily that balances the interests of the Company, shareholders of the Company, and other interested persons.

The principles and rules embodied in the Code ensure that management and supervisory bodies within the Company function at a higher level, and that a higher level of business culture and Company ethics are observed than provided for in applicable Russian law.

2. PRINCIPLES OF CORPORATE GOVERNANCE

Corporate governance is a set of principles, rules and guidelines governing how the mechanisms of management and control operate in respect of the relations between Company shareholders, the Company's Board of Directors, the Company's executive bodies and other interested parties (creditors, partners, clients, employees, etc.). The Company undertakes to develop corporate relations in accordance with principles ensuring that:

- Company shareholders have a real opportunity to exercise their rights in relation to the Company;
- shareholders are treated equally regardless of the number of shares held;
- the Board of Directors exercises strategic management of the Company's business and has effective control over the executive bodies of the Company, and that the Board of Directors of the Company is accountable to shareholders;
- the executive bodies of the company are able to manage the day-to-day activities of the Company reasonably, in good faith and solely in the interests of the Company, and that executive bodies report to the Board of Directors of the Company and the shareholders;
- full and accurate information about the Company is disclosed in a timely manner to enable Company shareholders and investors to make informed decisions;
- the statutory rights of Company employees are taken into account and a collaborative relationship develops between the Company and its employees with a view to implementing a Company social policy and improved working conditions;
- active cooperation is encouraged between the Company and interested persons with a view to increasing the assets of the Company and the value of its shares and other securities;
- efficient control is exercised over the financial and business operations of the Company in order to protect the rights and lawful interests of shareholders and investors.

3. RIGHTS OF COMPANY SHAREHOLDERS

The sum total of rights vesting in the shareholders of the Company must be protected, in the first instance, by the board of directors of the Company and the Company's executive bodies. The Company shall ensure that shareholders are able to exercise their right to take part in the management of the Company and in taking decisions on the major issues relating to Company business. The Company shall together with an independent registrar take measures to ensure the protection of title to shares by creating a reliable and efficient system of recording title to shares.

Company policy shall always be aimed at providing timely and extensive information to shareholders about the Company to allow them to make balanced decisions on how best to dispose of their shares.

The Company shall acknowledge the right of shareholders to receive dividends, and shall aim to ensure that the way they are paid best meets the needs of shareholders in exercising their right to receive same. For their part, Company shareholders should not abuse their privileges and commit actions with malicious intent to inflict harm on other shareholders or the Company.

4. GENERAL SHAREHOLDERS' MEETING

The procedure for preparing and convening a general shareholders' meeting of the Company is set forth in the Company Charter and the Company by-law *Regulations on the General Shareholders' Meeting of the Company.*

The Charter and the Regulations on the General Shareholders' Meeting of the Company establish a procedure for conducting a general shareholders' meeting that guarantees equal treatment of all shareholders, the opportunity for shareholders to properly prepare for a meeting, and the provision of all available information to shareholders to allow them to make informed and balanced decisions at the meeting.

Notice of the general shareholders' meeting must be given not later than 30 days before the meeting. If the proposed agenda of an extraordinary shareholders' meeting includes the election of members of the Board of Directors or an item on restructuring of the Company in the form of a merger, spin-off or division, and an item on election of the board of directors of a company restructured in the form of a merger, spin-off or division, notice of the extraordinary general meeting must be given not later than 70 days prior to the meeting. The Company complies with the requirements of Russian law regarding the contents of the notice of the general shareholders' meeting, and specifies a time for the start of registration of persons taking part in the general shareholders' meeting. The notice of the general shareholders' meeting shall be forwarded to each person included in the list of persons entitled to take part in the general shareholders' meeting by registered mail or delivered personally to each person against a signature.

The Company shall also post the relevant details of the forthcoming general shareholders' meeting on the company website at: www.zinc.ru. The Company may also inform shareholders of the forthcoming general shareholders' meeting through the mass media (press, television, radio).

The Company shall allow shareholders holding at least one percent of voting shares to familiarize themselves with the list of persons entitled to take part in a general shareholders' meeting. In this case the personal details and postal addresses of individuals included in such list shall be made available only upon the consent of such persons.

Pursuant to the Company Regulations on Information Policy the Company may, in addition to the list of information to be made available by law to shareholders in connection with the preparation for a general shareholders' meeting and as required, provide additional information to enable shareholders to gain a fuller picture of the company's operations and make informed and sound decisions on items of the agenda. To provide an opportunity for shareholders to receive responses to any questions they may have, the Company shall seek to arrange for members of the Board of Directors, the person exercising the functions of the sole executive body of the Company, members of the Audit Commission of the Company, and a representative of the auditor to be present at the annual general shareholders' meeting.

The registration procedure for participants of the general shareholders' meeting of the Company shall be set forth in the Company Regulations on the General Shareholders' Meeting so as not to create any obstacles to participation therein.

To avoid any doubt concerning the results of voting the Company shall aim to count and announce the voting results before the end of any general shareholders' meeting conducted in the form of a meeting. The counting of votes shall be undertaken by an independent registrar performing the functions of a counting commission at general shareholders' meeting. In the event that the results of voting at a general shareholders' meeting conducted in the form of a meeting are not announced at the meeting, or if the general shareholders' meeting is conducted by absentee ballot, the Company shall inform shareholders of the results of voting by way of a report of the voting drawn up not later than 10 days after the report on the results of voting is prepared.

5. BOARD OF DIRECTORS OF THE COMPANY

The Company's Board of Directors shall undertake general management of the Company's business except for those matters which are referred to the competence of the general shareholders' meeting. The primary objective of the Company's Board of Directors shall be to ensure the effective management of the Company's business with the aim of increasing capitalization, achieving stable growth in profitability and net asset value in the long term, protecting the rights of Company shareholders, and ensuring the efficacy of their investment. The objectives, composition, right and obligations of members of the Board of Directors, and procedures of the Company's Board of Directors are defined in the Charter and the Company by-law *Regulations on the Board of Directors*. The terms of reference of the Board of Directors are set forth in the Company Charter and the Regulations on the Board of Directors of the Company.

The Board of Directors is accountable to the general shareholders' meeting of the Company. In preparation for a general meeting whose agenda includes the election of the Company's Board of Directors shareholders are given full and accurate information on candidates nominated to the Company's Board of Directors. The Company places great significance on having independent directors on the Board of Directors of the Company, as this allows the Company's Board of Directors to form an unbiased opinion on matters under consideration.

An independent director shall be deemed to be a member of the Company's Board of Directors who:

- has not been in the past 3 years and is not currently an officer (manager) or employee of the Company, or an officer or employee of the managing organization of the Company;
- is not an officer of another company in which any of the officers of the Company are members of the Board of Directors committee for staffing and remuneration;
- is not a party to any obligation involving the Company whereby he/she could acquire property (receive monetary funds) for a value amounting to 10% or more of the aggregate annual income of such person, except remuneration for participating in the work of the Board of Directors of the Company;
- is not a major supplier or customer of the Company (whose business with the Company is worth in the aggregate 10 percent or more of the net asset value of the Company);
- is not a representative of the state;
- is not a person whose spouse, parents, children, blood or non-blood siblings, adoptive parents or children are persons employed in the management bodies or managing organization of the Company or who are a manager of the Company;
- is not an affiliate of the Company, except a member of the Board of Directors of the Company;
- is not an affiliate of an officer (manager) of the Company (officer of the managing organization of the Company).

After a period of 7 years of filling the position of member of the Board of Directors of the Company an independent director is no longer deemed independent.

The main requirement for an independent director is the ability to make unbiased judgments, which assumes that there are no circumstances that could prejudice his/her opinion.

The Company has an interest in seeing that there are at least 2 (two) independent directors on the Company's Board of Directors.

To ensure the effective adoption of decisions a meeting of the Company's Board of Directors shall be deemed constituted if at least one-half of all elected members of the Company's Board of Directors is present. Members of the Board of Directors of the company should discharge their duties reasonably and in good faith in the best interests of the Company and shareholders.

Members of the Company's Board of Directors should refrain from actions that may result or may potentially result in a conflict between their own interests and the interests of the Company and, if such conflict of interests exists or arises, they must disclose it to the Board of Directors of the Company. In this regard, members of the Company's Board of Directors may not, either directly or indirectly, receive instructions from outside the Company on the impact of any particular decision of the Board of Directors, whether for a fee or not. During the course of their term of office members of the Board of Directors of the Company also may not participate in the establishment or operations of any organization or company in competition with the Company, unless this is expressly permitted by the Board of Directors.

Meetings of the Board of Directors of the Company shall be held as necessary, but not less than once every 3 months. Meetings of the Board of Directors of the Company may be held both in person (in the form of a meeting) and by absentee vote (voting by absentee ballot).

For the adoption of resolutions on the following matters the Board of Directors of the Company must hold a meeting in person only:

- Determination of priority areas in the Company's business, as well as plans and budgets of the Company;
- Preliminary approval of the annual report of the Company;
- Election of the Chairman of the Board of Directors of the Company and early termination of his/her duties;
- Formation of executive bodies of the Company and early termination of their authority;
- Tabling of the following matters at the Company GSM:

1. Proposals to restructure the Company;
2. Increase of Company charter capital by means not falling within the competence of the Board of Directors of the Company;
3. Splitting and consolidation of shares.

The procedure for conducting meetings of the Board of Directors of the Company is set forth in the Regulations on the Board of Directors of the Company.

For purposes of dealing with specific issues concerning the Company the Board of Directors shall form a standing Audit Committee, whose sole functions shall be to assess candidates for the position of Company external auditor, evaluate the Auditor's Report, assess the effectiveness of the Company's internal control procedures and draw up proposals for the improvement thereof. The Board of Directors may also create other committees.

6. EXECUTIVE BODIES OF THE COMPANY

For purposes of managing the Company's day-to-day business the Board of Directors of the Company shall appoint a collective executive body called the Management Board and shall appoint the sole executive body (the General Director).

The authority of the sole executive body may be delegated to a management organization. The decision to delegate the authority of the sole executive body of the Company to a management organization shall be adopted by the GSM based on a proposal by the Board of Directors of the Company.

The Company's sole executive body and Management Board shall undertake their duties in accordance with Russian law, the Charter and Company by-laws, and employment contracts concluded between the Company and the sole executive body (the General Director) and members of the Management Board.

Matters falling within the competence of the Company's sole executive body shall be set forth in the Company Charter and Regulations on the General Director of the Company.

Matters falling within the competence of the Company's Management Board shall be set forth in the Company Charter and Regulations on the Management Board of the Company.

The Board of Directors and shareholders of the Company may not involve themselves without good reason in the activities of the management bodies or limit their capacity to deal effectively with the ongoing business of the Company.

The competence of the Company's Management Board shall be set forth in the Company Charter and Regulations on the Management Board of the Company.

The General Director shall be appointed for a term of 3 years. The Management Board shall be appointed for a term of 1 year. The size of the Company's Management Board shall be determined by the Board of Directors of the Company. The sole executive body of the Company shall nominate candidates to positions on the Management Board.

Approval of the terms and conditions of employment contracts with the sole executive body (General Director) and members of the Management Board of the Company, including setting the respective levels of remuneration and compensation, shall fall within the competence of the Board of Directors of the Company. A member of the Board of Directors who is the General Director of the Company must not take part in voting to approve the terms of the contract to be signed therewith. If a member of the Board of Directors of the Company is also a member of the Management Board of the Company, he/she may not take part in voting to approve the terms of the contract to be signed therewith as a member of the Management Board.

The sole executive body and members of the Management Board of the Company must act reasonably and in good faith in the best interests of the Company.

The sole executive body and members of the Management Board of the Company must refrain from actions that will or may potentially result in a conflict between their interests and the interests of the Company and, should any such conflict exist or arise, they must notify the Board of Directors accordingly.

To ensure the proper discharge by the Management Board of the Company of its duties meetings of the Management Board shall be held not less than once a month.

7. COMPANY SECRETARY

The primary objective of the Company Secretary is to ensure that the various bodies and officers of the Company observe the rules and procedures guaranteeing the rights and lawful interests of Company shareholders.

The Company Secretary shall be elected by the Board of Directors of the Company. The duties, rights and obligations of the Company Secretary shall be set forth in Company by-laws adopted by the Board of Directors as the Regulations on the Company Secretary.

The Company Secretary shall perform the following duties:
- prepare and make arrangements for holding the Company GSM;
- prepare and make arrangements for holding meetings of the Board of Directors of the Company;
- assist members of the Board of Directors in undertaking their duties;
- arrange for disclosure of Company information and archiving of Company documents;
- ensure due consideration by the Company of shareholder petitions and resolution of conflicts arising out of violations of shareholder rights;
- arrange for communication between the Company and its shareholders;
- other duties provided for in the Regulations on the Company Secretary.

The Company Secretary shall be appointed to the position for a term of one year by the Board of Directors of the Company. The Company Secretary shall act in accordance with the Company Charter and by-laws, as well as an agreement signed with the Company. The agreement shall be signed on behalf of the Board of Directors of the Company by the

Chairman of the Board of Directors or by a person authorized by the Board of Directors of the Company in the name of the Company.

8. DISCLOSURE OF COMPANY INFORMATION

The Company acknowledges the vital importance of timely presentation of fair and accurate information to Company shareholders and other interested parties to enable them to control corporate actions and to help attract investment, and for the Company to remain trustworthy.

The goal of disclosure of Company information is to provide accessible, regular, accurate information to all interested parties to enable them to make informed decisions regarding participation in the company or other actions that could affect the Company's financial and commercial operations.

The Company shall disclose information in accordance with Russian law, the Company Charter, and an information policy adopted as Regulations on Company Information Policy aimed at meeting the information needs of interested parties regarding accurate information about the Company as fully as possible.

The main principles of the Company's information policy include its availability on a regular and timely basis, accessibility, accuracy, completeness and reliability, balance, impartiality, consistency, and the protection of information resources.

The company's executive bodies and Company Secretary are responsible for disclosure of information about the Company, and they shall act in accordance with applicable law and the Company by-laws. A list of information that is potentially classifiable as commercial in confidence shall be endorsed by the person filling the position of sole executive body of the Company.

The Company believes it is vital to hold regular meetings with investors and Company shareholders, hold press conferences, publish information about the Company in the mass media, brochures and leaflets, and disclose information about the Company on the Company's website at: www.zinc.ru

The Company shall include the following information on its website:

- the Company Charter and amendments thereto;
- annual Company reports;
- annual financial statements of the Company;
- Company by-laws;
- prospectuses for Company securities;
- quarterly securities issuer's reports,
- lists of Company affiliates;
- notification of material facts;
- information that could have a material effect on the price of Company securities.

The Company shall publish its annual report on its website containing the information necessary to enable shareholders to evaluate the results of the Company's operations for the year.

The annual report must contain information on the major aspects of Company operations, including:

- the company's position in the industry;
- priority areas in the Company's business;
- the report of the Company's Board of Directors on the Company's progress in the priority areas of its business;
- prospects for the Company's development;
- report on payment of declared (accrued) dividends on Company shares;

- major risk factors associated with the Company's business;
- a list of major transactions undertaken by the Company over the reporting year that are deemed major transactions pursuant to the Federal Law on Joint-Stock Companies, as well as other transactions requiring approval as major transactions in accordance with the Company Charter, setting forth for each transaction the material conditions thereof and the Company management body that approved it;
- a list of interested party transactions undertaken by the Company over the reporting year that are deemed interested party transactions pursuant to the Federal Law on Joint-Stock Companies, setting forth for each transaction the interested party (parties), material conditions thereof and the Company management body that approved it;
- the composition of the Board of Directors of the Company, including details of changes to the composition of the Board of Directors of the Company that have taken place during the reporting year, and details of members of the Board of Directors of the Company, including brief CVs, share in Company charter capital and number of ordinary Company shares held and, should there have been any transactions for the acquisition or disposal of Company shares undertaken by a member of the Board of Directors during the reporting year, details of such transactions setting forth for each transaction the date of execution, description, class (type) and number of Company shares that were the object of the transaction;
- details of the person filling the position (performing the duties) of sole executive body of the Company and members of the Management Board of the Company, including brief CVs, share in Company charter capital and number of ordinary Company shares held and, should there have been any transactions for the acquisition or disposal of Company shares undertaken by the person filling the position (performing the duties) of sole executive body and/or a member of the Management Board during the reporting year, details of such transactions setting forth for each transaction the date of execution, description, class (type) and number of Company shares that were the object of the transaction;
- the total remuneration payable or paid to the sole executive body and members of the Board of Directors of the Company as of the end of the reporting year;
- details of the composition and structure of committees formed by the Board of Directors of the Company and the number of meetings held, as well as the major issues reviewed during the reporting year;
- information on corporate governance practice within the Company;
- any other information on the Company's business provided for in the Company Charter or other Company by-laws and/or of material interest to shareholders in the opinion of the Board of Directors of the Company.

9. SUPERVISION OF FINANCIAL AND BUSINESS OPERATIONS OF THE COMPANY

The system of supervision of financial and business operations implemented by the Company is designed to foster the trust of investors in the Company and its management bodies. The chief purpose of such supervision is to ensure adequate protection of shareholder investments and Company assets.

Supervision of the financial and business operations of the Company is carried out by the Board of Directors of the Company, the Audit Commission of the Company, the Company's external auditor, and the Audit Committee of the Board of Directors of the Company.

The system of supervising the financial and business operations of the Company is aimed at the precise execution of the plans and budgets of the Company adopted by the Board of Directors of the Company.

The determination of major risks associated with the Company's business and implementation of measures and procedures for effective risk management fall within the competence of the Board of Directors of the Company.

The GSM shall elect the Company's Audit Commission, comprised of no fewer than 3 persons, for a term until the next annual GSM. The duties and operating procedures of the Company Audit Commission are set forth in the Company Charter and Regulations on Audit Commission Operating Procedures adopted by the GSM.

The Company shall annually engage a professional auditor that has no material interest in or relations with the Company or any of its shareholders to verify and confirm that the Company's annual financial statements are accurate and true.

Determination of the level of remuneration payable to the Company auditor shall fall within the competence of the Board of Directors of the Company.

The Audit Committee of the Board of Directors of the Company is a standing body of the Board of Directors of the Company whose sole functions shall be to assess candidates for the position of Company external auditor, evaluate the auditor's Report, and assess the effectiveness of the Company's internal control procedures and draw up proposals for the improvement thereof.

10. DIVIDENDS

The Company recognizes that shareholders need to receive dividends as income from their investment in the acquisition of shares and aims to ensure complete transparency of the dividend determination and payment process that shareholders can understand.

11. MISCELLANEOUS PROVISIONS

This Corporate Governance Code has been provisionally adopted by the Board of Directors of the Company and shall enter into force from the date it is approved by the Company GSM.

Any amendments or additions hereto must be provisionally approved by the Board of Directors of the Company and shall enter into force from the date they are adopted by the Company GSM.

The Company will continue to make improvements to the Corporate Governance Code as new standards of corporate governance are introduced to Russian and international practice and with a focus on the best interests of the Company, Company shareholders and other interested parties.

Translated from Russian into English for information purposes

APPROVED
by the Extraordinary General Shareholders' Meeting of JSC CZP on August 18, 2006

Minutes of the Meeting dated August 18, 2006

REGULATIONS

ON THE GENERAL SHAREHOLDERS' MEETING

of Joint-Stock Company Chelyabinsk Zinc Plant

Chelyabinsk 2006

TABLE OF CONTENTS

1. Regulations on the General Shareholders' Meeting

1.1 These Regulations have been made pursuant to the Civil Code of the Russian Federation, Federal Law on Joint-Stock Companies, other statutes of the Russian Federation and the Charter of the Company to set forth procedures for convening, preparing, holding and reporting on the results of general shareholders' meetings of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company").

Any issues related to convening, preparing, or holding general shareholders' meeting not contemplated by the above statutes shall be resolved with a view to promoting the rights and interests of shareholders.

1.2 The Company shall ensure that all shareholders have an equal entitlement to participate in the general shareholders' meeting.

2. Terms and Definitions

2.1 Terms and definitions used in these Regulations shall have the meaning attributed thereto by the joint stock companies and securities legislation of the Russian Federation, unless otherwise defined in these Regulations.

2.2 The following terms and definitions shall be used for the purposes of these Regulations:

"General Shareholders' Meeting" means the general shareholders' meeting of the Company (the Company's supreme managing body);

"Board of Directors" means the Board of Directors of the Company;

"Annual General Shareholders' Meeting" means the annual general shareholders' meeting convened annually to elect the Board of Directors of the Company and the internal audit commission of the Company, approve the Company Auditor and vote on issues contemplated by Article 48.1.11 of the Federal Law on Joint-Stock Companies;

"Extraordinary General Shareholders' Meeting" means any general shareholders' meeting other than the Annual General Shareholders' Meeting;

"Form of the General Shareholders' Meeting" means:

"Meeting" — the collective presence of shareholders to consider items on the agenda and take decisions on matters put to the vote;

"Absentee Ballot" — a general shareholders' meeting without the collective presence of shareholders to consider items on the agenda and take decisions on matters put to the vote;

"Voting Shares" means shares, the holders of which are entitled to vote on matters falling within the competence of the General Shareholders' Meeting;

"Date of Nomination" means the date of mailing or delivery to Company offices of nominations of candidates for election to the Board of Directors and internal audit commission;

"Date of Proposal of Items to Be Included in the Agenda of the Annual General Shareholders' Meeting" means the date of mailing or delivery to Company offices of a proposal to include items in the agenda of the Annual General Shareholders' Meeting;

"Counting Commission" means a standing working group of the Shareholders' Meeting, the functions of which are undertaken by the Company registrar.

3. Timing of the Annual General Shareholders' Meeting

3.1 The Company must hold an Annual General Shareholders' Meeting annually, but not before two months and not later than six months from the end of the fiscal year.

The fiscal year shall be from January 1 until December 31 of the current calendar year.

3.2 The actual date of the Annual General Shareholders' Meeting shall be set by the Board of Directors.

4. Items to Be Considered at the Annual General Shareholders' Meeting

4.1 Resolutions on the following items must be adopted at the Annual General Shareholders Meeting:

4.1.1 approval of the Company's annual reports;

4.1.2 approval of the Company's annual financial statements, including Company profit and loss statements (profit and loss accounts);

4.1.3 approval of the distribution of profits, including payment (declaration) of dividends, and losses of the Company based on the results for the financial year;

4.1.4 election of the Company's Board of Directors;

4.1.5 election of the internal audit commission (internal auditor) of the Company;

4.1.6 approval of the Company's auditor.

4.2 The Annual General Shareholders' Meeting may also consider others matters referred to its competence, provided they have been included in the agenda in the manner prescribed by law and the Company Charter.

5. Convening the Extraordinary General Shareholders' Meeting

5.1 An Extraordinary General Shareholders' Meeting shall be held pursuant to a decision of the Board of Directors at its discretion, or at the request of the internal audit commission (internal auditor) of the Company, or the Company Auditor or shareholders (a shareholder) holding not less than 10 (ten) percent of Company voting shares as of the date of the request.

5.2 The number of voting shares in the Company held by the shareholder who signed the request to convene the Extraordinary General Shareholders' Meeting and the total number of Company voting shares shall be determined as of the date of the request.

The percentage of voting shares in the Company held by the shareholder who signed the request to convene the Extraordinary General Shareholders' Meeting of total Company voting shares shall be determined as of the date of the request to convene the Extraordinary General Shareholders' Meeting.

If after such date the percentage of voting shares held by the shareholders (shareholder) who signed the request to convene the Extraordinary General Shareholders' Meeting falls to less than 10 percent of Company voting shares or such shareholder no longer holds voting shares, then, irrespective of the reason for such change, the request of such shareholder to convene the Extraordinary General Shareholders' Meeting shall nonetheless be deemed valid and must be considered by the Board of Directors, provided that such request to convene an Extraordinary General Shareholders' Meeting may not be denied solely with reference to such change in shareholding.

The Board of Directors shall at its discretion retrieved information from the register of holders of registered securities on the number of shares held by each shareholder who signed the request to convene the Extraordinary General Shareholders' Meeting.

For the purposes of this Clause the date of the request to convene the Extraordinary General Shareholders' Meeting shall be deemed the date of the mailing or delivery thereof to the office of the Company.

5.3 An Extraordinary General Shareholders' Meeting requested by the Company's internal audit commission (auditor), the Company's auditor or shareholders (a shareholder) holding not less than 10 percent of Company voting shares shall be convened by the Board of Directors of the Company.

The Board of Directors may consider proposals and requests to convene an Extraordinary General Shareholders' Meeting submitted by other bodies or persons (including shareholders holding less than the number of Company voting shares prescribed by the law, etc.). If approved, the Extraordinary General Shareholders' Meeting shall be convened at the discretion of the Board of Directors.

6. Timing for the Convening of an Extraordinary General Shareholders' Meeting

6.1 The timing for the convening of an Extraordinary General Shareholders' Meeting shall be prescribed by the Company Charter in compliance with the Federal Law on Joint-Stock Companies.

7. Preparation for Holding the General Shareholders' Meeting

7.1 In preparation for holding the Annual General Shareholders' Meeting the Board of Directors shall determine:

- the form of the meeting to be held (meeting or meeting by absentee ballot);
- date, venue and time of holding the General Shareholders Meeting, or when completed voting ballots may be forwarded to the Company pursuant to Clause 14.4.9 of the Company Charter, the postal address to which completed ballot papers may be forwarded, or if the General Shareholders' Meeting is to be conducted in the form of an absentee ballot, the deadline for return of ballot papers and the postal address to which completed ballot papers are to be forwarded;
- the date on which the list of persons entitled to take part in the General Shareholders' Meeting is to be compiled;
- agenda for the General Shareholders' Meeting;
- procedure for notification of shareholders that the General Shareholders Meeting will be held;
- list of information (materials) provided to shareholders prior to the General Shareholders' Meeting and the procedure for making them available;
- form and wording of ballot papers in the event that voting is to be by ballot.

7.2 The above decisions may be made by the Board of Directors at the time of taking the decision to hold the Annual General Shareholders Meeting or otherwise during preparations therefor.

8. List of Persons Entitled to Participate in the General Shareholders' Meeting

8.1 The list of persons entitled to participate in the General Shareholders' Meeting shall be compiled on the basis of records of the Company share register as of the date determined by the Board of Directors of the Company in compliance with the Company Charter.

9. Notification of the General Shareholders' Meeting

9.1 The notice of the General Shareholders' Meeting shall be forwarded to each person included in the list of persons entitled to take part in the General Shareholders' Meeting.

The shareholding of each person shall be determined as of the date when the list of persons entitled to participate in the General Shareholders' Meeting was compiled.

9.2 In the event that a person registered in the Company shareholder register is a nominal shareholder, the notice of the General Shareholders' Meeting shall be forwarded to the address of the nominal shareholder unless a different postal address is specified in the list of persons entitled to participate in the General Shareholders' Meeting to which the notice of the General Shareholders' Meeting is to be forwarded. If the notice of the General Shareholders' Meeting is sent to a nominal shareholder it must forward it to its clients in the manner and within the period set forth by statutes of the Russian Federation or by agreement with the client.

10. Deadline for Notification of the General Shareholders' Meeting

10.1 Notice of a General Shareholders' Meeting shall be circulated not later than 30 days prior to the meeting.

In the event that the proposed agenda of an Extraordinary Shareholders' Meeting contains an item on the election of the Board of Directors, notice of the Extraordinary General Meeting shall be circulated not later than 50 days prior to the meeting.

10.2 Notice of the General Shareholders' Meeting shall be forwarded to each person included in the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered personally to each person against a signature by the deadline indicated above.

11. Content of Notice of the General Shareholders' Meeting

11.1 The notice of a General Shareholders Meeting shall contain the following information:

- full firm name and place of business of the Company;
- the form of meeting to be held (meeting or meeting by absentee ballot);
- date, venue and time of holding the General Shareholders Meeting, or when completed voting ballots may be forwarded to the Company pursuant to Clause 14.4.9 of the Company Charter, the postal address to which completed ballot papers may be forwarded, or if the General Shareholders' Meeting is to be conducted in the form of an absentee ballot, the deadline for return of ballot papers and the postal address to which completed ballot papers are to be forwarded;
- the date when the list of persons entitled to take part in the general shareholders' meeting was compiled;

- agenda for the General Shareholders' Meeting;
- the procedure for making information (materials) presented to shareholders prior to the General Shareholders' Meeting available, and the address (addresses) where shareholders can gain access to them;
- date, place and time of start and end of registration of participants in the general meeting;
- request to bring ID of a participant of the general meeting and duly issued power of attorney for a proxy.

12. Persons Present at the General Shareholders' Meeting

12.1 Those entitled to be present at a general meeting shall include shareholders on the list of persons entitled to take part in the General Shareholders' Meeting and their proxies, the Company registrar (or its representative), the Company's auditor (or its representative), members of the Board of Directors and management bodies of the Company, nominees for election (appointment) to management bodies and control bodies of the Company, and other persons invited by the Company's Board of Directors.

12.2 The Company shall make every effort to ensure that members of the Board of Directors, the General Director of the Company, members of the Management Board, members of the Audit Commission and other bodies of the Company are present at the general meeting. Such persons must provide an informed response to questions from participants in the general meeting.

13. Right to Participate in the General Shareholders' Meeting

13.1 A shareholder shall exercise its right to take part in a General Shareholders' Meeting both in person and by proxy.

In the event of a transfer of shares after the date of compilation of the list of persons entitled to participate in the General Shareholders' Meeting and before the date of the meeting, the person included in the list must provide the purchaser with a proxy vote or vote at the general meeting pursuant to a power of attorney issued by the purchaser of the shares. This rule shall also apply to each and any subsequent transfer of shares.

13.2 A shareholder may take part in a meeting as follows:

- take part personally in consideration of and voting on agenda items at the General Shareholders' Meeting held in the form of a Meeting;
- send a proxy to take part in consideration of and voting on agenda items at the General Shareholders' Meeting held in the form of a Meeting;
- take part personally in consideration of and voting on agenda items together with a proxy at the General Shareholders' Meeting held in the form of a Meeting;
- vote by Absentee Ballot;
- authorize a proxy to vote by Absentee Ballot.

14. Appointing a Proxy for Participation in the General Shareholders' Meeting

14.1 A shareholder may appoint a proxy by issuing its representative with a written power of attorney.

14.2 A shareholders may issue a power of attorney in respect of all or any part of its shares.

14.3 A power of attorney may be issued in respect of all rights attaching to the shares or any part thereof.

14.4 The power of attorney shall contain details of the shareholder and proxy (name, place of residence or business, passport details).

14.5 The power of attorney shall be issued in accordance with the requirements set forth in sub-clauses 4 and 5 of Article 185 of the Russian Civil Code or duly notarized.

14.6 The power of attorney issued by a legal entity shall be duly signed by its chief executive officer or any other person authorized to do so by its constituent documents, and the company seal shall be affixed thereto or it shall be duly notarized.

15. Working Bodies of the General Shareholders' Meeting

15.1 The working bodies of the General Shareholders' Meeting shall be:

- the Presidium;
- Chairman;
- Secretary;
- Counting Commission.

16. Presidium of the General Shareholders' Meeting

16.1 The Presidium shall be formed at general meetings held in the form of a Meeting.

16.2 The Presidium of a meeting convened by the Board of Directors, internal audit commission or Company auditor shall consist of the members of the Board of Directors.

16.3 The Presidium of an extraordinary meeting convened by shareholders may include, in addition to members of the Board of Directors, shareholders elected at the meeting. The number of shareholders elected to the Presidium may not exceed the number of sitting members of the Board of Directors.

17. Chairman of the General Shareholders' Meeting

17.1 The Chairman of the Board of Directors or one of the directors as appointed by the Board of Directors shall preside at the General Shareholders' Meeting.

In the event that such persons are absent or decline to chair the meeting, one of the directors as appointed by the members of the Board of Directors shall preside at the General Shareholders' Meeting. If all directors are absent or decline to chair the meeting, the General Shareholders' Meeting held in the form of a Meeting shall elect a Chairman from among the shareholders registered for participation in the general meeting.

18. Secretary of the General Shareholders' Meeting

18.1 The secretary of the meeting ("Secretary") shall be a member of the Counting Commission or a person appointed by the Board of Directors of the Company.

18.2 The Secretary shall supervise preparation of the working documents for the meeting, draw up and sign the minutes of the meeting, and make the minutes and resolutions of the meeting available to shareholders upon their request.

19. Counting Commission

19.1 The Counting Commission shall perform its duties as an independent standing working group of the meeting, the functions of which shall be undertaken by the Company registrar.

In performing the duties of the Counting Commission the Company registrar shall abide by the by-laws of the Company.

19.2 Information received by members of the Counting Commission in the course of processing the results of voting (tallying the votes and drawing up a protocol) shall be confidential.

19.3 The Counting Commission shall:

19.3.1 make a list of persons entitled to participate in the general meeting;

19.3.2 make a list of shareholders entitled to distribution of dividends;

19.3.3 make a list of shareholders entitled to request that their shares are redeemed by the Company in cases contemplated by the Federal Law on Joint-Stock Companies;

19.3.4 check the authority and register persons taking part in the general meeting, maintain registers;

19.3.5 keep a record of powers of attorney/proxy cards (rights conferred thereby) or other documents pursuant to which a participant in the general meeting acts on behalf of a person appearing on the list of persons entitled to participate in the General Shareholders' Meeting;

19.3.6 deliver and forward ballot papers and other information (materials) in respect of the General Shareholders' Meeting;

19.3.7 hand out ballot papers and other information (materials) in respect of the General Shareholders' Meeting to registered participants in the general meeting;

19.3.8 determine a quorum of the General Shareholders' Meeting on each item put to the vote;

19.3.9 arrange for election of the working bodies of the general meeting in cases contemplated by the Company Charter;

19.3.10 clarify matters arising in connection with the exercise by participants in the meeting of voting rights at the general meeting;

19.3.11 clarify voting procedure for items put to the vote;

19.3.12 ensure compliance with established voting procedure and the right of shareholders to take part in voting;

19.3.13 determine the number of voting shares held by a participant in the general meeting as of the time of voting;

19.3.14 tally the votes and summarize the results of voting;

19.3.15 draw up a protocol on the results of voting;

19.3.16 draw up a report on the results of voting;

19.3.17 draw up minutes of the General Shareholders' Meeting;

19.3.18 submit all documents of the General Shareholders' Meeting, including ballot papers and proxy cards (or copies thereof) and other documents pursuant to which participants in the general meeting act on behalf of persons entitled to participate in the General Shareholders' Meeting (or copies thereof), to the archive;

19.3.19 issue confirmations and extracts from the list of persons entitled to participate in the General Shareholders' Meeting;

19.3.20 perform other duties specified in the Charter and by-laws of the Company.

20. Persons Deemed to Have Taken Part in the General Shareholders' Meeting

20.1 Shareholders who have registered as participants in the General Shareholders' Meeting held in the form of the collective presence of shareholders to consider items on the agenda and take decisions on matters put to the vote and/or shareholders whose ballot papers were received by the Company by the established deadline as provided for in Article 14.4.9 of the Company Charter shall be deemed to have taken part in the meeting.

20.2 Shareholders whose ballot papers have been received by the deadline for submission of ballots shall be deemed to have taken part in a meeting conducted by Absentee Vote.

21. Registration of Participants in the General Shareholders' Meeting

21.1 The Counting Commission shall check the authority and register persons taking part in the General Shareholders' Meeting.

21.2 The place of registration shall be the same as the venue of the general meeting.

22. Registration Procedure for Participation in the General Shareholders' Meeting

22.1 The Counting Commission shall maintain the following registers for the purposes of registration of participants:

- register of participants in the general meeting;
- register of powers of attorney/proxy cards and other documents confirming a participant's authority to act on behalf of the Company.

22.2 The Counting Commission may at its discretion keep other registration forms and books.

22.3 Registration shall commence at least 2 hours prior to the general meeting.

To be registered, a participant in the General Shareholders' Meeting shall present:

- ID document if an individual shareholder;
- proxy card/power of attorney issued by an individual shareholder and ID document of the proxy/representative if a proxy/representative of an individual shareholder;
- joint proxy card/power of attorney together with the list of persons entitled to participate in the General Shareholders' Meeting attached thereto issued by a group of individual shareholders who have authorized the proxy/representative to vote, and ID document of such proxy/representative in the event of a proxy/representative of a group of individual shareholders;

- proxy card/power of attorney issued by a shareholder that is a legal entity and ID document of the proxy/representative in the event of a proxy/representative of legal entity;
- certificate confirming the position held in a shareholder that is a legal entity in compliance with applicable legislation and his/her ID document in the event of a chief executive officer of such legal entity that is a shareholder in the Company.

Ballot papers and other materials to be distributed to the participants in the general meeting shall be issued by the Counting Commission to each such participant against a signature.

The Counting Commission shall make entries to the register of participants in the general meeting.

The proxy cards/powers of attorney and other documents confirming the authority of a participant in the general meeting to act on behalf of a shareholder shall be surrendered to the Company upon registration. The participant in the general meeting may elect to surrender copies of such documents. Copies shall be made by the Counting Commission at the expense of the Company.

22.4 Registration of persons entitled to participate in the General Shareholders' Meeting shall not terminate upon the commencement of the *general meeting*. Persons entitled to participate in the General Shareholders Meeting may register during the entire period of its conducting.

Following discussion of all items of the agenda of the General Shareholders' Meeting the Chairman shall declare that a vote will be taken on all items of the agenda. This means that those participants in the general meeting who have not yet voted may do so.

Subsequent registration of persons holding Company voting shares shall not affect whether or not a quorum is present.

22.5 The Counting Commission shall make a report on the results of registration of participants in the general meeting, which shall include:

- full firm name of the Company;
- place of business of the Company;
- type of general meeting (annual or extraordinary);
- the person who requested that the meeting be convened in the event of an *Extraordinary* General Shareholders' Meeting;
- form in which the general meeting was held;
- date of the General Shareholders' Meeting (the deadline for return of ballot papers in the case of a General Shareholders' Meeting held in the form of an Absentee Ballot);
- time of the General Shareholders' Meeting;
- time of start of registration of participants in the general meeting;
- venue of the General Shareholders' Meeting (venue of the report on the results of voting if the General Shareholders' Meeting was held in the form of an Absentee Ballot);
- date when the list of persons entitled to take part in the General Shareholders' Meeting was compiled;
- agenda of the General Shareholders' Meeting;

- Company voting shares taken into account to determine whether a quorum is present to vote on an item put to the vote;
- number of persons registered as participants in the General Shareholders' Meeting and number of Company voting shares held thereby;
- number of ballot papers received by the Company no later than 2 days prior to the General Shareholders' Meeting and number of Company voting shares represented by such ballot papers;
- number of ballot papers issued to the participants in the general meeting upon registration thereof;
- quorum on each item put to the vote;
- number of received proxy cards/powers of attorney (copies thereof);
- date of the report.

Written complaints, claims or statements in respect of the registration procedure shall be attached to the report.

The report shall be signed by a representative of the Company registrar.

22.6 The Counting Commission shall advise the participants in the general meeting whether a quorum is present for voting on each item of the agenda of the General Shareholders' Meeting.

23. Quorum of the General Shareholders' Meeting

23.1 A General Shareholders' Meeting shall be legally competent (a quorum is present) if shareholders holding a total of more than half of the votes of all outstanding voting shares of the Company are present by the time the general meeting commences.

23.2 If no quorum was present to vote on certain items of the agenda when the General Shareholders' Meeting commenced, but the quorum was made up in the course of holding the general meeting (appropriate number of holders of shares conferring the right to vote on such items of the agenda were registered as participants in the general meeting), the Counting Commission shall announce this to the General Shareholders' Meeting, which shall then be competent to pass resolutions on such items.

24. Procedure for Holding a General Shareholders' Meeting

24.1 The general meeting shall be held without adjournment.

24.2 Questions to speakers and requests for the floor may only be made in writing. Questions and requests in writing shall be delivered to the Presidium of the general meeting or, in the absence of same, to the Counting Commission.

24.3 If the general meeting continues for 2 consecutive hours, a break of at least 15 minutes, but not longer than 30 minutes, shall be made.

If the general meeting continues for 4 consecutive hours, a break of at least 40 minutes, but not longer than 2 hours, may be made.

25. Voting at the General Shareholders' Meeting

25.1 Voting at the General Shareholders' Meeting on items put to the vote shall be conducted by ballot paper.

25.2 Voting at General Shareholders' Meetings shall be conducted according to the principle "one voting share, one vote", with the exception of cumulative voting.

25.3 A representative of individual shareholders acting on the basis of a joint proxy card/power of attorney shall vote by a ballot paper generally in the form approved by the Board of Directors which consolidates all votes conferred to such representative.

26. Voting Procedure

26.1 Participants in the general meeting may vote at any time after the meeting has commenced.

Participants may form and express an opinion on items put to the vote after taking part in discussions thereof or otherwise. Shareholders may, but shall not be obliged to, take part in discussion of agenda items.

Following discussion of all items of the agenda of the General Shareholders' Meeting the Chairman shall declare that the vote will be taken on all items of the agenda. This means that those participants in the general meeting who have not yet voted may do so.

26.2 Polling booths shall not be used by participants in the general meeting when completing ballot papers.

26.3 The Company Charter shall set forth the grounds and consequences of invalidating a ballot paper.

27. Archiving of Ballot Papers

27.1 The Company shall archive all ballot papers received, including:

27.1.1 ballot papers received by the Company after the deadline for return of ballot papers for a general meeting held in the form of an Absentee Ballot;

27.1.2 ballot papers received by the Company less than 2 days prior to the General Shareholders' Meeting for a general meeting held in the form of the collective presence of shareholders to consider items on the agenda and take decisions on matters put to the vote when ballot papers are forwarded or delivered personally to the shareholders prior to the general meeting.

28. Tally of Voting Results

28.1 The Counting Commission shall tally the results of voting on issues put to the vote, including procedural matters in respect of conducting the General Shareholders' Meeting.

A resolution on any item of the agenda shall not be deemed to have been adopted by the General Shareholders' Meeting and may not be announced until the results of voting on all items of the agenda have been tallied.

28.2 If the agenda of the General Shareholders' Meeting contains an item on the election of several bodies of the Company, the results of voting on such items shall be tallied in the following order, irrespective of the actual order of consideration:

28.2.1 election of the Board of Directors of the Company;

28.2.2 election of the audit commission of the Company.

Elections of a Company body shall be deemed valid if the number of elected members of such Company body constitutes a quorum for holding meetings of such body as set forth in the Company Charter.

29. Protocol of the Results of Voting at the General Shareholders' Meeting

29.1 After the vote is taken the Counting Commission shall draw up a protocol on the results of voting at the General Shareholders' Meeting indicating the results of voting on each item of the agenda put to the vote and on procedural matters in respect of holding the General Shareholders' Meeting.

29.2 The protocol on the results of voting shall indicate:

- full firm name of the Company;
- place of business of the Company;
- type of general meeting (annual or extraordinary);
- the person who requested that the meeting be convened if an Extraordinary General Shareholders' Meeting;
- form in which the general meeting was held;
- date of the General Shareholders' Meeting (the deadline for return of ballot papers in the event of a General Shareholders' Meeting held in the form of an Absentee Ballot);
- time of the General Shareholders' Meeting;
- venue of the General Shareholders' Meeting (venue of the report on the results of voting if the General Shareholders' Meeting was held in the form of an Absentee Ballot);
- wording of each item put to the vote and possible voting on each agenda item;
- total number of Company voting shares that confer the right to vote on the item put to the vote;
- total number of Company voting shares that confer the right to vote on the item put to the vote held by persons participating in the General Shareholders' Meeting;
- number of Company voting shares taken into account in determining what decision is taken on the item put to the vote (if less than all Company voting shares held by persons participating in the General Shareholders' Meeting are taken into account, and reasons as to why less than all voting shares held by persons participating in the general meeting are taken into account);
- record of the number of ballot papers in the ballot box at the General Shareholders' Meeting held in the form of a Meeting;
- number of ballot papers invalidated upon tallying the results of voting on the item put to the vote and number of voting shares represented by such ballot papers;
- number of ballot papers taken into account for tallying the results of voting on the item put to the vote and number of voting shares represented by such ballot papers;
- number of ballot papers not taken into account in tallying the results of voting on the item put to the vote and number of voting shares represented by such ballot papers;

- number of votes given for each option of the resolution on the item put to the vote with the number of votes "for", "against" or "abstained" (total number of votes and percentage of total number of voting shares conferring the right to vote on such item held by persons participating in the General Shareholders' Meeting);
- statement of whether or not the resolution on the item put to the vote was adopted (if elections to a Company body, whether or not such election was deemed valid);
- wording of the resolution adopted on the item put to the vote;
- date of the protocol.

When the General Shareholders' Meeting is held in the form of the collective presence of shareholders to consider items on the agenda and take decisions on matters put to the vote and ballot papers have been forwarded (delivered) to shareholders as provided for in Article 14.4.9 of the Company Charter, the protocol on the results of voting shall also indicate:

- number of ballot papers received by the Company no later than 2 days prior to the General Shareholders' Meeting;
- record of number of ballot papers in the ballot box at the General Shareholders' Meeting;
- number of ballot papers submitted by shareholders prior to the General Shareholders' Meeting, and received by the Company less than 2 days prior to the general meeting.

When the General Shareholders' Meeting is held in the form of an Absentee Ballot, the protocol on the results of voting shall indicate the number of ballot papers received by the Company by the deadline for submission of ballots and the number of ballot papers received by the Company after the deadline for submission of ballots.

29.3 The protocol on the results of voting shall be drawn up in two copies. Each copy shall be signed by the registrar's representative acting on its behalf pursuant to the Charter or a power of attorney. Such power of attorney (or notarized copy thereof) or any other document authorizing the representative to act on behalf of the registrar shall be attached to the protocol.

29.4 The protocol on the results of voting shall be drawn up no later than 15 days after the close of the General Shareholders' Meeting or the deadline for submission of ballot papers in the case of a General Shareholders' Meeting conducted by Absentee Ballot.

30. Report on the Results of Voting at the General Shareholders' Meeting

30.1 After the General Shareholders' Meeting is held, in addition to the protocol on the results of voting a report on the results of voting shall be drawn up, which shall be made available to the persons included in the list of persons entitled to take part in the General Shareholders' Meeting not later than 10 days after the protocol on the results of voting was drawn up, in the manner prescribed for notice of a General Shareholders' Meeting.

31. Minutes of the General Shareholders' Meeting

31.1 The minutes of the General Shareholders' Meeting shall be drawn up not later than 15 days after the close of the General Shareholders' Meeting.

When the General Shareholders' Meeting is held in the form of an Absentee Ballot, the minutes of the General Shareholders' Meeting together with the results of the Absentee

Ballot shall be drawn up not later than 15 days after the deadline for submission of ballots.

31.2 The protocol of the General Shareholders' Meeting shall indicate:

- full firm name of the Company;
- place of business of the Company;
- type of general meeting (annual or extraordinary);
- the person who requested that the meeting be convened in the event of an Extraordinary General Shareholders' Meeting;
- form in which the general meeting is held;
- date of the General Shareholders' Meeting (the deadline for return of ballot papers in the case of a General Shareholders' Meeting held in the form of an Absentee Ballot);
- time of the General Shareholders' Meeting;
- venue of the General Shareholders' Meeting (venue of the report on the results of voting if the General Shareholders' Meeting was held in the form of an Absentee Ballot);
- agenda of the General Shareholders' Meeting;
- items put to the vote;
- Chairman (Presidium) and Secretary of the general meeting;
- total number of Company voting shares that confer the right to vote on the item put to the vote;
- total number of Company voting shares that confer the right to vote on the item put to the vote held by persons participating in the General Shareholders' Meeting;
- quorum for adopting a resolution on the item put to the vote;
- wording of each item put to the vote and possible wordings for resolutions on such item;
- number of votes given for each option of the resolution on the item put to the vote with the number of votes "for", "against" or "abstained" (total number of votes and percentage of total number of voting shares conferring the right to vote on such issue held by persons participating in the General Shareholders' Meeting);
- statement of whether or not the resolution on the item put to the vote was adopted (if elections to a Company body, whether or not such election was deemed valid);
- wording of the resolution adopted on the item put to the vote;
- date of the minutes.

The minutes of the general meeting shall include a summary of speeches.

31.3 The protocol on the results of voting at the General Shareholders' Meeting shall be attached to the minutes of the general meeting.

31.4 The minutes of the General Shareholders' Meeting shall be drawn up in two copies. Both copies shall be signed by the Chairman of the General Shareholders' Meeting and the Secretary of the General Shareholders' Meeting.

32. Procedure for Archiving and Access to the Minutes of the General Shareholders' Meeting and Protocol on the Results of Voting

32.1 The minutes of the General Shareholders' Meeting and the protocol on the results of voting must be archived indefinitely. Shareholders shall have free access to the minutes and the protocol.

32.2 Copies of the minutes of the General Shareholders' Meeting and the protocol on the results of voting shall be provided to a shareholder within 5 days after receipt by the Company of the respective request by such shareholder, provided that the cost of making such copies available is reimbursed to the Company.

33. Procedures for Approving and Amending the Regulations

33.1 These Regulations and amendments or additions hereto shall be approved by the General Shareholders' Meeting.

The resolution shall be adopted by a simple majority of shareholders holding voting shares who are present at the General Shareholders' Meeting.

33.2 Any additions and amendments to these Regulations as proposed by the Board of Directors shall be voted into effect by a simple majority of the votes of members thereof who are present at the meeting or have taken part in absentee voting.

33.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall become inoperative, and until the Regulations are amended shareholders and members of management bodies shall be governed by Russian law and regulatory acts.

Translated from Russian into English for information purposes

APPROVED
by the Extraordinary General Shareholders' Meeting
of JSC CZP
on August 18, 2006

Minutes of the meeting dated August 18, 2006

REGULATIONS

on the BOARD OF DIRECTORS

of Joint-Stock Company

Chelyabinsk Zinc Plant

Chelyabinsk, 2006

CONTENTS

The Regulations hereunder govern the status, composition, functions and competence of the Board of Directors of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company"), its formation and early termination of the duties of members of the Board of Directors, as well as the order of work of the Board of Directors and its interaction with other management bodies of the Company.

1. Status of the Board of Directors

1.1 The Board of Directors is a collective management body of the Company and is responsible for the overall supervision of the Company's business, with the exception of any matters that are referred by federal legislation and the Company Charter to the competence of the general shareholders' meeting of the Company ("GSM").

2. Aims and Principles of Operation of the Board of Directors

2.1 The aims of the Board of Directors shall be to achieve maximum profits and increase the Company's assets, protect the rights and lawful interests of shareholders, exercise ongoing supervision over the executive bodies of the Company, and ensure the completeness, accuracy and objectivity of public information about the Company.

2.2 In achieving its aims the Board of Directors shall be governed by the following principles:

2.2.1 To decide matters based on accurate information about Company activities;

2.2.2 To ensure that shareholders have full access to the right to take part in managing the Company's affairs, and to receive dividends and information on the Company;

2.2.3 To maintain a balance between the interests of various groups of shareholders and to ensure that the Board of Directors adopts the most equitable decisions in the interests of all Company shareholders.

2.3 Any ambiguities in any laws, regulations and other legislative statutes shall be interpreted by the Board of Directors in favor of broadening the rights and lawful interests of shareholders.

3. Objectives and Terms of Reference of the Board of Directors

3.1 The terms of reference of the Board of Directors shall include matters set forth in the Company Charter and envisaged in applicable law.

3.2 In order to implement its aims the Board of Directors shall deal with the following matters within its competence:

3.2.1 Ensure that the resolutions of the GSM are carried out;

3.2.2 Determine priority areas in the Company's business;

3.2.3 Assess the political, financial and other risks affecting the Company's operations;

3.2.4 Determine investment policy and participation by the Company in other organizations;

3.2.5 Evaluate Company results and the work of its bodies;

3.2.6 Establish criteria for the management team;

3.2.7 Monitor the work of the Company's executive bodies;

3.2.8 Ensure that the Company complies with applicable law;

3.2.9 Ensure that the Company complies with the principles of corporate governance;

3.2.10 Approve a document on the use of Company information and information on Company securities and transactions thereof not available to the public, the disclosure of which could have a material impact on the price of the Company's securities;

3.2.11 Approve a document establishing rules and approaches to disclosure of information about the Company;

3.2.12 Approve a document setting forth internal procedures for control of the Company's financial and commercial activities, compliance with which is monitored by a separate department within the Company reporting on any violations to the Audit Committee.

4. Committees

4.1 The Board of Directors shall form a Standing Audit Committee, whose sole functions shall be to:

4.1.1 assess candidates for the position of Company external auditor;

4.1.2 evaluate the auditor's Report;

4.1.3 assess the effectiveness of the Company's internal control procedures and draw up proposals for the improvement thereof.

The Board of Directors may also form other committees, such as a Committee for Strategic Planning, Staffing, Remuneration and Social Policy Committee, etc.

4.2 Committees shall be advisory bodies to the Board of Directors, shall not be entitled to act in the name of the Board of Directors, and shall not have any powers. The tasks, formation and work of each committee shall be set forth in the respective internal Company documents, which are approved by the Board of Directors and are final and binding for all departments and officers of the Company.

4.3 The above committees shall be chaired by a member of the Board of Directors of the Company elected by the Board of Directors of the Company. As a rule, the Chairman of a committee shall be an independent member of the Board of Directors. A member of the Board of Directors may not sit on more than two committees.

4.4 The Chairman of each committee shall in consultation with the other committee members determine the frequency and duration of committee meetings, as well as the meeting agenda for the relevant committee.

4.5 The Audit Committee shall consist only of members of the Board of Directors who are not the sole executive body and/or members of the collective executive body of the Company. The Chairman of the Audit Committee must be an independent member of the Board of Directors.

4.6 The evaluation of the auditor's report prepared by the Audit Committee shall be presented as part of the materials made available in preparation for the Company GSM.

5. Independent Members of the Board of Directors

5.1 The Company has an interest in seeing that there are at least 2 (two) independent directors on the Company's Board of Directors. Independent directors must be independent of any Company officers, the affiliates thereof, or any large customers or suppliers of the Company, and must not be involved in any other relationship with the Company that could have a bearing on their impartiality.

5.2 An independent director shall be deemed to be a person who:

5.2.1 has not been in the past 3 years and is not currently an officer (manager) or employee of the Company, or an officer or employee of the managing organization of the Company;

5.2.2 is not an officer of another company in which any of the officers of the Company are members of the Board of Directors' committee for staffing and remuneration;

5.2.3 is not a party to any obligation involving the Company whereby he/she could acquire property (receive monetary funds) for a value amounting to 10% or more of the aggregate annual income of such person, except remuneration for participating in the work of the Board of Directors of the Company;

5.2.4 is not a major supplier or customer of the Company (whose business with the Company is worth in the aggregate 10 percent or more of the net asset value of the Company);

5.2.5 is not a representative of the state, i.e. a person representing the Russian Federation or a constituent entity of the Russian Federation on the board of directors of any company in relation to which a decision is made to exercise special rights (a "golden share") or a person elected to the Board of Directors from among candidates nominated by the Russian Federation, a constituent entity of the Russian Federation, or a municipal entity, if such member of the Board of Directors is obliged to vote based on written orders (instructions) from a constituent entity of the Russian Federation, or a municipal entity, respectively;

5.2.6 is not a person whose spouse, parents, children, blood or non-blood siblings, adoptive parents or children are persons employed in the management bodies or managing organization of the Company or who are a manager of the Company;

5.2.7 is not an affiliate of the Company, except a member of the Board of Directors of the Company;

5.2.8 is not an affiliate of an officer (manager) of the Company (officer of the managing organization of the Company).

5.3 After a period of 7 years of filling the position of member of the Board of Directors of the Company an independent director is no longer deemed independent.

6. Duties of Members of the Board of Directors

6.1 A member of the Board of Directors must:

6.1.1 Be loyal to the Company;

6.1.2 Act within his/her authority pursuant to the aims and objectives of the Board of Directors;

6.1.3 Act reasonably, in good faith and with due care in respect of the Company's business;

6.1.4 Act in the interests of the Company as a whole rather than those of individual shareholders, Company officers or other persons;

6.1.5 Not disclose confidential information that becomes known to him/her about the Company's business;

6.1.6 Propose the convening of meetings of the Board of Directors to consider urgent matters;

6.1.7 Attend meetings of the Board of Directors;

6.1.8 Take part in resolutions of the Board of Directors by voting on items of the agenda of its meetings;

6.1.9 Make informed decisions by way of reviewing all available information (materials), conducting investigations and bringing to the attention of all members of the Board of Directors any and all relevant information;

6.1.10 Assess the risks and any adverse consequences prior to making decisions;

6.1.11 Disclose any information on Company shares in his/her possession in timely fashion, as well as the sale and/or purchase of Company securities;

6.1.12 Bring to the attention of the Board of Directors details of any proposed transactions in which he/she may be an interested party;

6.1.13 Take part in expert reviews of any Company projects or activity programs proposed by the Board of Directors;

6.1.14 Prepare proposals on improving the financial and business performance of the Company;

6.1.15 Inform other members of the Board of Directors of any instances that become known to him/her of a breach by Company employees, including Company officers, of any statute, charter, regulation, rule or by-law of the Company;

6.1.16 Prepare and table at meetings of the Board of Directors any items that fall within his/her competence;

6.1.17 Express his/her views on the Company's annual report, annual financial statements, including profit and loss statements (profit and loss accounts), and procedures for the distribution of Company profits, including paying (declaring) dividends, and losses based on year-end results;

6.1.18 Attend general shareholders' meetings and respond to questions of meeting participants.

6.2 Members of the Company's Board of Directors shall not later than 10 days from confirmation of their nominations by the GSM of the Company notify the Company Secretary, General Director of the Company, audit commission and external Company auditor in writing in the event that they are an interested party to any transaction, in particular, details concerning:

6.2.1 Any legal entities in which they themselves or their affiliates own 20 percent or more of the voting shares (stakes, equity);

6.2.2 Any legal entities in which they have positions in the management bodies;

6.2.3 Any transactions undertaken or contemplated by the Company of which they are aware and in which they may be deemed an interested party;

And advise the persons listed above of any changes in these details not later than 5 (five) days after the date on which the member of the Board of Directors became aware of such changes.

6.3 Members of the Board of Directors must notify the Company Secretary, General Director of the Company, audit commission and external Company auditor in writing of any Company securities in their possession, and of the sale and/or purchase of Company securities not later than 5 (five) days after the respective event.

6.4 In the event that a member of the Board of Directors is an interested party in a transaction in which the Company is acting or intends to act as one of the parties, or in the event that there are any other conflicts of interest of such member and the Company in relation to an existing or proposed transaction, the member of the Board of Directors must notify the Company Secretary, General Director of the Company, audit commission and external Company auditor in writing of his/her interest prior to adoption of a decision regarding such transaction.

6.5 Members of the Board of Directors may only take up positions in the management bodies of other organizations with the consent of the Board of Directors of the Company.

6.6 Members of the Board of Directors shall be liable to the Company and its shareholders for any losses incurred by the Company or its shareholder (shareholders) through his/her wrongful act (omission), in the manner and on the grounds envisaged in the Federal Law on Joint-Stock Companies.

Furthermore, any members of the Board of Directors who voted against the resolution which brought about the losses incurred by the Company or who did not take part in the voting shall not be liable.

6.7 In the event that a number of persons are liable pursuant to the provisions of this section, their liability to the Company shall be joint and several.

6.8 In determining the grounds and extent of liability of members of the Board of Directors normal business practices and other relevant circumstances shall be taken into account.

7. Election of the Board of Directors

7.1 The Board of Directors of the Company shall be elected by the GSM for a term until the next annual GSM.

Should the annual GSM not be held within the period set forth in Art. 47.1 of the Federal Law on Joint-Stock Companies, the authority of the Company's Board of Directors shall be withdrawn on all matters excepting the preparation, convening and holding of the annual GSM.

Should the term of the Board of Directors expire and new members of the Board of Directors not be elected by the annual GSM in a number sufficient to make up a quorum for meetings of the Board of Directors as provided for in the Company Charter, the authority of the Company's Board of Directors shall be withdrawn on all matters excepting the preparation, convening and holding of a GSM.

7.2 A member of the Board of Directors of the Company does not have to be a Company shareholder. Only a natural person may be a member of the Board of Directors of the Company.

There shall be no limit to the number of times a person elected to the Board of Directors of the Company may be re-elected.

7.3 The Board of Directors shall be elected by a cumulative vote of the Company GSM in the number set forth in the Company Charter. In cumulative voting the number of votes

belonging to each shareholder is multiplied by the number of persons to be elected to the Board of Directors of the Company, and the shareholder may use all of the votes thus computed to vote for one candidate or may distribute the votes among two or more candidates.

Candidates who receive the most votes shall be deemed elected to the Board of Directors.

8. Exercise by Members of the Board of Directors of their Rights and Obligations

8.1 The work of members of the Board of Directors shall be continuous during their term of office and shall not be restricted to participation in the decision-making of the Board of Directors.

8.2 Members of the Board of Directors may in the exercise of their rights and discharge of their obligations issue instructions and give orders that shall be binding on all officers of the Company, unless such orders and instructions contravene regulatory statutes, the Charter, the Company's internal documents or applicable law or infringe on the competence of other Company officers or bodies.

8.3 The person responsible for the safekeeping of resolutions and minutes of meetings of the Board of Directors must at the request of any member of the Board of Directors promptly make available copies of such documents.

9. Election of Chairman of the Board of Directors

9.1 The Chairman of the Board of Directors shall be elected at the first meeting of the Board of Directors following the annual GSM by a simple majority of votes of all elected members of the Board of Directors.

9.2 The person fulfilling the duties of sole executive body of the Company (General Director) may not simultaneously fill the position of Chairman of the Board of Directors.

9.3 The Board of Directors may at any time re-elect the Chairman of the Board of Directors.

9.4 Members of the Board of Directors may elect a Vice-Chairman of the Board of Directors who shall perform the duties of Chairman of the Board of Directors in the absence of same.

9.5 In the event that the Chairman of the previous Board of Directors is elected to the new Board of Directors, he/she shall continue to perform the duties of Chairman until a new Chairman of the Board of Directors.

10. Duties of the Chairman of the Board of Directors

10.1 The Chairman of the Board of Directors shall organize the work of the Board of Directors, convene and chair its meetings, and ensure that minutes of the meetings are kept.

If the Chairman or Vice-Chairman of the Board of Directors are not present, the duties thereof shall be performed by another member of the Board of Directors chosen by the Board of Directors.

10.2 Any person undertaking the functions of Chairman of the Board of Directors in the absence of such may exercise any and all authority falling within the competence of the Chairman of the Board of Directors.

10.3 The Chairman of the Board of Directors may not delegate his/her functions to any other person.

11. Secretary of the Board of Directors

11.1 The Secretary of the Board of Directors may be elected from among the members of the Board of Directors.

11.2 Any natural person who is not a member of the Board of Directors may be appointed Secretary of the Board of Directors.

The person fulfilling the duties of sole executive body of the Company (General Director) may not simultaneously fill the position of Secretary of the Board of Directors.

11.3 The Board of Directors may at any time re-elect the Secretary of the Board of Directors.

11.4 The duties of the Secretary of the Board of Directors are to:

11.4.1 Prepare and draw up minutes of the meetings of the Board of Directors;

11.4.2 Keep records and archive incoming documentation and copies of outgoing documentation of the Board of Directors;

11.4.3 Provide timely notice to members of the Board of Directors of meetings of the Board of Directors;

11.4.4 Keep records of minutes of the meetings of the Board of Directors.

12. Convening Meetings of the Board of Directors

12.1 Meetings of the Company's Board of Directors shall be convened by the Chairman of the Company's Board of Directors on his/her own initiative, or at the request of any member of the Board of Directors or the Company's internal audit commission, the Company's Auditor or executive bodies.

12.2 In adopting a decision to convene a meeting of the Board of Directors the convenors must decide:

- The date, time and venue of the meeting;
- The meeting agenda;
- The wording of resolutions put to the vote;
- A list of information (materials) to be made available to members of the Board of Directors for the meeting.

13. Mandatory Convening of Meetings of the Board of Directors

13.1 The Chairman of the Board of Directors shall be obliged to convene a meeting of the Board of Directors in relation to the following matters:

13.1.1 Convening the annual GSM and adoption of decisions in relation to convening and holding same as prescribed under Art. 54.1 of the Federal Law on Joint-Stock Companies;

13.1.2 Preliminary approval of the annual report of the Company in accordance with Art. 88.4 of the Federal Law on Joint-Stock Companies;

13.1.3 Consideration of shareholders' proposals to include items on the agenda for the annual GSM and nomination of candidates to Company bodies as envisaged in Articles 53.1 and 53.2 of the Federal Law on Joint-Stock Companies, and adoption of decisions to include items on the agenda for the annual GSM and nominations for the list of candidates for voting in the elections to Company bodies, or to deny such inclusion;

13.1.4 Election of a new Board of Directors in cases provided for under Art. 68.2 of the Federal Law on Joint-Stock Companies.

If the Chairman of the Board of Directors does not convene a meeting of the Board of Directors to decide the above matters, such meeting may be convened by the Vice-Chairman.

13.2 If neither the Chairman nor the Vice-Chairman convene a meeting of the Board of Directors to decide the matters specified herein, such meeting may be convened by any member of the Board of Directors.

14. Meetings of the Board of Directors

14.1 Meetings of the Board of Directors shall be held as required, but not less than once every 3 months.

14.2 In adopting decisions of the Board of Directors members of the Board of Directors present at the meeting must express their view on items of the agenda by way of voting.

14.3 In passing resolutions at the meeting of the Company's Board of Directors, each member of the Company's Board of Directors shall have one vote.

A member of the Company's Board of Directors may not give his or her vote to another person, including another member of the Board of Directors.

14.4 In the event of a tied vote at a meeting of the Company's Board of Directors the Chairman of the Board of Directors shall cast the deciding vote.

15. Taking Account of Written Submissions of Members of the Board of Directors Who are not Present at the Meeting

15.1 In determining a quorum or the outcome of voting on an agenda item, a written submission of an opinion from a member of the Company's Board of Directors not present at the meeting of the Company's Board of Directors shall be taken into account.

The submission in writing must be lodged by the member of the Board of Directors with the Chairman of the Board of Directors prior to the meeting of the Board of Directors.

The written opinion of the member of the Board of Directors may include such member's vote either on all items of the meeting agenda or on any one or more items. The written opinion of the member of the Board of Directors shall only be taken into account in determining a quorum or the outcome of voting on agenda items on which a vote is indicated in the written opinion of the member of the Board of Directors.

15.2 If a copy of the written submission of the member of the Board of Directors was not included in the information (materials) provided to members of the Board of Directors for the meeting, the person chairing the meeting must read out the written opinion of the member of the Board of Directors who is not present at the meeting of the Board of Directors prior to the start of voting on the agenda item on which such opinion is presented.

The written opinion of a member of the Board of Directors who is present at the meeting of the Board of Directors received prior to the meeting shall not be read out at the meeting and shall not be taken into account in determining a quorum or the outcome of voting.

15.3 The written opinion of a member of the Board of Directors shall not be taken into account in determining a quorum or the outcome of voting on the following matters:

15.3.1 Approval of priority areas in the Company's business as well as Company budgets;

15.3.2 Decisions to convene or not to convene an extraordinary GSM;

15.3.3 Election or re-election of the Chairman of the Board of Directors;

15.3.4 Tabling of proposals for the restructuring or liquidation of the company for consideration by the GSM.

16. Minutes of Meetings of the Board of Directors

16.1 Minutes shall be taken at meetings of the Board of Directors by the Secretary of the Board of Directors or, in his/her absence, by a member of the Board of Directors at the request of the person chairing the meeting.

16.2 The Minutes of the meeting of the Board of Directors shall be drawn up not later than 3 days after the meeting.

The Minutes of the meeting shall include:

- time and venue of the meeting;
- attendees;
- persons who have presented a written submission on items of the agenda;
- meeting agenda;
- items put to the vote and the results of voting;
- resolutions passed.

The Minutes of the meeting of the Board of Directors shall be signed by the person presiding at the meeting and by the Secretary of the Board of Directors.

16.3 In the event that written submissions from members of the Board of Directors not present at the meeting of the Board of Directors were taken into account in determining a quorum or the outcome of voting on an agenda item, such written submissions on items of the agenda from members of the Board of Directors shall be appended to the minutes of the meeting.

16.4 The Company must keep records of the minutes of meetings of the Board of Directors at the address of its executive body (Management Board) in the manner and for the period prescribed by the federal executive body for the securities market. If such conditions are

not established the Company must maintain records of the minutes of meetings of the Board of Directors in perpetuity.

The Company shall ensure that shareholders, as well as members of the Board of Directors and internal Audit Commission and the Company's external Auditor shall have access to minutes of the meetings of the Board of Directors.

16.5 Minutes of meetings of the Board of Directors shall be made available by the Company for familiarization purposes at the address of the Company's executive body within 7 days of receipt of a request for access to the minutes of meetings of the Board of Directors from such persons. At the request of such persons the Company shall make available copies of the minutes of meetings of the Board of Directors. Any fee charged by the Company for such copies may not exceed the cost of producing such copies.

17. Remuneration of Members of the Board of Directors

17.1 During their period in office members of the Board of Directors shall be paid a fee and shall have any expenses in connection with the performance of their duties as members of the Board of Directors reimbursed.

17.2 The total remuneration of members of the Board of Directors, schedule of payment, and the specific fee of each member of the Board of Directors shall be established by the GSM.

17.3 In the event that the Company has no net profit (retained earnings) based on Company results for the year, there shall be no remuneration paid to members of the Board of Directors.

18. Procedures for Approving Amendments to the Regulations

18.1 These Regulations and any amendments or additions thereto shall be approved by the GSM.

The resolution shall be passed by a simple majority of shareholders holding voting shares who are present at the GSM.

18.2 Additions and amendments hereto as proposed by the Board of Directors shall be voted into effect by a simple majority of the votes of members thereof who are present at the meeting or have taken part in absentee voting.

18.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall become inoperative, and until the Regulations are amended members of the Board of Directors shall be governed by Russian law and regulatory acts.

Translated from Russian into English for information purposes

APPROVED
by the Extraordinary General Shareholders' Meeting
of JSC CZP
on August 18, 2006

Minutes of the meeting dated August 18, 2006

REGULATIONS

on the GENERAL DIRECTOR

of Joint-Stock Company

Chelyabinsk Zinc Plant

Chelyabinsk, 2006

CONTENTS

The Regulations hereunder govern the status, composition, functions and competence of the General Director of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company"), the procedure for his/her appointment and early termination of his/her authority, as well as the order of work of the General Director and his/her interaction with other management bodies of the Company.

1. Status of the General Director

1.1 The General Director shall exercise control over the Company's day-to-day business.

1.2 The General Director is accountable to the Board of Directors of the Company and the general shareholders' meeting.

1.3 The General Director shall be chairman of the Management Board (collective executive body of the Company) and shall cast the deciding vote in the event that voting on an item is split evenly between members of the Management Board.

1.4 The General Director may not simultaneously be chairman of the Company's Board of Directors.

1.5 An agreement (contract) shall be concluded with the General Director setting forth his/her rights and obligations, term and level of remuneration for services, and limit of liability. The agreement with the General Director shall be signed by the chairman of the Board of Directors.

1.6 The General Director shall undertake his/her duties in accordance with Russian law, the Company Charter, these Regulations, and other Company by-laws in respect of any decisions subject to approval by the general shareholders' meeting and the Board of Directors.

2. Rights, Duties and Authority of the General Director

2.1 The General Director shall arrange for the implementation of resolutions passed by the Company's general shareholders' meeting and the Company's Board of Directors.

2.2 The General Director shall be authorized to deal with all Company day-to-day activities except those matters which are referred to the exclusive competence of the Company's general shareholders' meeting and the Company's Board of Directors.

2.3 The General Director shall represent the Company and act on its behalf without a power of attorney, including:

2.3.1. exercise of the day-to-day running of the Company;
2.3.2. right of first signature on financial documents;
2.3.3. management of the Company's property for the purpose of supporting its current business to the extent specified by the Charter;
2.3.4. representing the Company within the Russian Federation and abroad;
2.3.5. approval of personnel, signing of employment contracts with Company staff, providing incentives and imposing fines;
2.3.6. presenting the point of view of the Company's executive bodies at meetings of

the Board of Directors;

2.3.7. supervision of the Management Board, presiding at its meetings, convening meetings and setting its agendas;

2.3.8. tabling items in relation to the appointment of directors of various divisions of the Company and heads of Company departments as well as the termination of their appointment for collective discussion at meetings of the Management Board;

2.3.9. recommending candidates to the Management Board for approval by the Board of Directors;

2.3.10. entering into transactions on behalf of the Company except for cases provided for by the Federal Law On Joint-Stock Companies and the Company Charter;

2.3.11. decisions on filing claims and suits on behalf of the Company against legal entities and individuals;

2.3.12. issuing powers of attorney on behalf of the Company;

2.3.13. opening Company bank accounts;

2.3.14. organizing the Company's financial accounting and reporting;

2.3.15. issuing instructions and giving orders binding on all Company employees;

2.3.16. approving the list of information potentially classifiable as commercial in confidence;

2.3.17. performing other duties and dealing with other issues related to the Company's day-to-day financial and economic activities required to achieve the Company's business objectives and to ensure normal operation in compliance with current legislation and the Company Charter, except for duties vesting in other management bodies of the Company in accordance with the Federal Law on Joint-Stock Companies and the Company Charter.

3. Appointment of the General Director and Early Termination of His/Her Authority

3.1 Any individual may be appointed General Director of the Company, whether a Company shareholder or not, if such individual has the legal capacity and is not disqualified under the law from holding such a position.

3.2 Candidates for the position of General Director shall be proposed by members of the Board of Directors of the Company by submitting written nominations to the chairman of the Board of Directors of the Company not later than 30 days prior to the meeting at which the matter of electing the General Director is to be considered.

3.3 The General Director (sole executive body) shall be appointed by the Board of Directors for a term of three years.

3.4 Decisions on the appointment or early termination of the authority of the General Director shall be adopted by a majority of the votes of all members of the Board of Directors.

3.5 The contract with the General Director may be terminated early on the basis of a resolution of the Board of Directors for early termination of the authority of the General Director, or by mutual agreement or unilaterally by the General Director.

3.6 The General Director may at any time and at his/her own discretion tender his/her resignation in writing to the Board of Directors not later than 1 (one) month prior to the date of the proposed termination of the contract.

Should the Board of Directors receive written notice from the General Director of termination of contract it must promptly elect a new General Director or appoint an acting

General Director of the Company. The authority of the General Director shall not cease before the Board of Directors has taken such decision.

3.7 The Board of Directors may terminate the employment contract with the General Director at any time on the following grounds:

3.7.1 the General Director is physically unable to perform his/her duties;
3.7.2 the General Director fails to meet the requirements of the Company Charter or comply with the decisions of the general shareholders' meeting or the Board of Directors of the Company;
3.7.3 the General Director commits a first violation of the terms of his/her contract with the Company;
3.7.4 the General Director performs an action (omission) with adverse consequences for the Company;
3.7.5 other grounds provided for under Russian law, including the RF Labor Code and the Company Charter.

4. Liability of the General Director

4.1 The General Director must act in the best interests of the Company and exercise his/her rights and responsibilities in relation to the Company reasonably and in good faith.

4.2 The General Director must within 10 days of confirmation of his/her appointment by the Board of Directors of the Company inform the Board of Directors of the Company, the internal audit commission and Company auditor in writing of any transaction in which he/she is an interested party, including details of:

4.2.1 Any legal entity in which he/she, either individually or together with his/her affiliates, holds 20 percent or more of the voting shares (equity, participation interest);
4.2.2 Any legal entity, in the management bodies of which he/she holds any position;
4.2.3 Any transactions entered into or contemplated by the Company in which he/she may be an interested party;

And also advise the above persons of any changes in the details previously notified within 5 (five) days from the date when such changes become known to the General Director.

4.3 The General Director must notify the Board of Directors of the Company, the internal audit commission and Company auditor in writing that he/she owns Company securities, or that he/she has disposed of and/or acquired Company securities, within 5 (five) days from the date that such event takes place.

4.4 In the event that the General Director is an interested party in a transaction in which the Company is or proposes to be one of the parties, or in any other situation where there is a conflict of interests between the General Director and the Company in respect of an existing or proposed transaction, the General Director must notify the Board of Directors of the Company, the General Director of the Company, the internal audit commission and Company auditor in writing that he/she is an interested party prior to adoption of the decision on entering into such transaction.

4.5 In the event that the General Director has an interest, whether direct or indirect, in any other company, he/she must not later than one month from the date of confirmation of his/her appointment by the Board of Directors of the Company notify the Company in

writing by forwarding the respective notification to the Chairman of the Board of Directors of the Company.

During his/her term of office the General Director may not take part in organizations that are in competition with the Company. The General Director may not become involved in any other business, whether or not in his/her own name, without the consent of the Board of Directors.

4.6 The General Director may take up positions in the management bodies of other organizations only with the consent of the Board of Directors. The General Director may only enter into an agreement for the provision of services to another organization with the consent of the Board of Directors of the Company.

This proviso does not apply in those cases when the General Director takes up a position in any management body of another organization that is a subsidiary or dependent company of the Company.

4.7 The General Director shall be liable to the Company and Company shareholders for any losses incurred by the Company or any shareholder (shareholders) as a result of his/her wrongful action (omission), in the manner and on the grounds set forth in the Federal Law on Joint-Stock Companies.

4.8 In determining the grounds and extent of liability of the General Director, normal business practices and other circumstances relevant to the case should be taken into account.

4.9 The General Director must provide full and accurate information in a timely manner in response to requests from members of the Board of Directors. The information requested shall be forwarded to the Company Secretary, who shall onforward it to the particular member of the Board of Directors who requested it.

5. Procedure for Approving and Amending the Regulations on the General Director

5.1 These Regulations and any amendments and addenda thereto shall be approved by the general shareholders' meeting.

The resolution shall be adopted by a simple majority of shareholders holding voting shares who are present at the general shareholders' meeting.

5.2 Any additions and amendments to these Regulations as proposed by the Board of Directors shall be voted into effect by a simple majority of the votes of members thereof who are present at the meeting or have taken part in absentee voting.

5.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall become inoperative, and until the Regulations are amended the General Director shall be governed by Russian law and regulatory acts.

Translated from Russian into English for information purposes

APPROVED
by the Extraordinary General Shareholders' Meeting of JSC CZP on August 18, 2006

Minutes of the meeting dated August 18, 2006

REGULATIONS
on the MANAGEMENT BOARD
of Joint-Stock Company Chelyabinsk Zinc Plant

Chelyabinsk, 2006

CONTENTS

The Regulations hereunder govern the status, composition, functions and competence of the Management Board of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company"), its formation and early termination of the duties of members of the Management Board, as well as the order of work of the Management Board and its interaction with other management bodies of the Company.

1. Status of the Management Board

1.1 The Management Board is a collective executive body of the Company which under the General Director exercises control over the Company's day-to-day operations in between general shareholders' meetings and meetings of the Board of Directors.

1.2 The Management Board shall be accountable to the Company's Board of Directors and the general shareholders' meeting.

1.3 The General Director shall be chairman of the Management Board.

1.4 The Management Board shall undertake its duties in accordance with Russian law, the Company Charter, these Regulations, and other Company by-laws in respect of any decisions subject to approval by the general shareholders' meeting and the Board of Directors.

2. Authority and Rights of the Management Board

2.1 The Management Board shall arrange for the implementation of resolutions passed by the Company's general shareholders' meeting and the Company's Board of Directors, and for the orders and instructions issued by the General Director.

2.2 The Management Board shall adopt collective decisions on the following matters falling within its competence:

2.2.1. operational management in all areas of Company operations, with the exception of matters falling within the competence of the general shareholders' meeting, Board of Directors or General Director;

2.2.2. control and monitoring of budget performance as approved by the Board of Directors;

2.2.3. determination and approval of the Company's organizational structure, and the number and status of its departments and divisions;

2.2.4. appointment of directors of various divisions of the Company and heads of Company departments as well as the termination of their appointment;

2.2.5. determination and approval of wage and salary levels for all Company employees, with the exception of members of the Management Board;

2.2.6. loan applications by the Company;

2.2.7. establishing financial reporting policy, controlling the movement of assets and monetary funds, preparation of the accounts and financial statements for subsequent consideration by the Company's Board of Directors;

2.2.8. determination of the general strategy, criteria and principles for working with suppliers and customers under contract;

2.2.9. insuring the Company's property;

2.2.10. working with staff and ensuring the proper functioning of the Company office and archives;

2.2.11. preparation for holding general shareholders' meetings and meetings of the Board of Directors.

Members of the Management Board may divide up the functions of the Board amonst themselves according to area of Company operations.

2.3 The Management Board shall also decide other matters as required to achieve the objectives of Company operations and ensure the smooth functioning of the Company in accordance with applicable law and the Company Charter, with the exception of those matters referred to the exclusive competence of other management bodies of the Company by the Federal Law on Joint-Stock Companies and the Company Charter.

2.4 Upon the instruction of the General Director the Management Board shall prepare draft resolutions of the Board of Directors relating to:

2.4.1 Determining priority areas in the Company's business;

2.4.2 Approving the agenda for the annual general shareholders' meeting and extraordinary general meeting initiated by the Board of Directors of the Company;

2.4.3 Decisions on increasing charter capital by way of placing additional shares to be distributed among shareholders,

2.4.4 Decisions on increasing charter capital by way of an offering by open subscription of ordinary shares constituting not more than 25% of previously placed ordinary Company shares;

2.4.5 Decisions on placement of bonds and other securities by the Company;

2.4.6 Decisions on the purchase of shares, bonds and other securities placed by the Company as provided for in the Company Charter;

2.4.7 Recommendations to the general shareholders' meeting on voting to split or consolidate Company shares;

2.4.8 Recommendations to the general shareholders' meeting on the size of annual dividends and the form and procedure for payment thereofl;

2.4.9 Determination of the market value of assets in cases provided for by the Federal Law on Joint-Stock Companies and the Company Charter;

2.4.10 Setting the independent auditor's fee;

2.4.11 Decisions on use of the Company's Reserve Fund and other funds;

2.4.12 Decisions on the establishment of branches and representative offices of the Company;

2.4.13 Decisions on the approval of major transactions in connection with the acquisition or disposal of property by the Company;

2.4.14 Decisions on the approval of interested party transactions;

2.4.15 Approval of the Company's by-laws, the adoption of which falls within the competence of the Board of Directors of the Company.

3. Appointment of the Management Board and Early Termination of the Authority of its Members

3.1 The Management Board is appointed every year by the Board of Directors.

3.2 The size of the Management Board shall be determined by the Board of Directors on the recommendation of the General Director.

3.3 Members of the Management Board shall be confirmed by the Board of Directors on the recommendation of the General Director of the Company. The Board of Directors may reject individual candidates for positions on the Management Board, but may not confirm members of the Management Board without their having been nominated by the General Director.

3.4 Each member of the Management Board shall sign an employment agreement (contract) for a fixed term setting out their rights and obligations and level of remuneration. The contract shall be signed by the Chairman of the Board of Directors of the Company on behalf of the Company or by a person authorized by the Board of Directors of the Company.

3.5 The Board of Directors may terminate the employment contract with a member of the Management Board at any time on the following grounds:

3.5.1 The member of the Management Board is physically unable to perform his/her duties;

3.5.2 The member of the Management Board fails to meet the requirements of the Company Charter or comply with the decisions of the general shareholders' meeting or the Board of Directors of the Company;

3.5.3 The member of the Management Board commits a first violation of the terms of his/her contract with the Company;

3.5.4 The member of the Management Board performs an action (omission) with adverse consequences for the Company;

3.5.5 Other grounds provided for under Russian law, including the RF Labor Code and the Company Charter.

3.6 The contract may also be terminated by mutual agreement or unilaterally by the member of the Management Board, in which case the member of the Management Board must give at least 1 (one) month's notice in writing to the General Director of the Company prior to termination of the contract.

Should notice in writing of early termination of a contract be received from a member of the Management Board, the General Director must promptly arrange to convene a meeting of the Board of Directors to elect a new member of the Management Board. The authority of a member of the Management Board shall not cease before a new member of the Management Board is appointed.

3.7 In the event of early termination of the authority of a member of the Management Board (termination of the contract with a member of the Management Board), the General Director may nominate a new candidate for the position of member of the Management Board in place of the outgoing member to be approved at the next meeting of the Board of Directors.

3.8 Termination of the authority of a member of the Management Board does not automatically imply his/her dismissal from other positions held by such person in the Company pursuant to an employment contract.

4. Meetings of the Management Board

4.1 The General Director shall convene meetings of the Management Board as required and shall determine the agenda thereof. Members of the Management Board may request that additional items be included on the agenda.

A quorum for a meeting of the Management Board shall consist of not less than half of all appointed members of the Management Board.

4.2 Decisions on matters falling within the competence of a member of the Management Board who is absent from the meeting may not be taken unless the situation is critical.

4.3 Meetings of the Management Board shall be chaired by the General Director, who shall cast the deciding vote in the event that voting on an item is split evenly between members of the Management Board.

4.4 Minutes shall be drawn up at meetings of the Management Board and signed by the General Director.

4.5 Minutes of Management Board meetings shall be submitted to the Board of Directors, internal audit commission and the Company's auditor upon request.

5. Requirements for Members of the Management Board. Responsibilities of Members of the Management Board

5.1 Members of the Management Board must act in the best interests of the Company and exercise their rights and responsibilities in relation to the Company reasonably and in good faith.

5.2 Members of the Management Board must within 10 days of confirmation of their appointment by the Board of Directors of the Company inform the Board of Directors of the Company, the General Director of the Company, the internal audit commission and Company auditor in writing of any transaction in which they are an interested party, including details of:

5.2.1 Any legal entity in which they, either individually or together with their affiliates, hold 20 percent or more of the voting shares (equity, participation interest);

5.2.2 Any legal entity, in the management bodies of which they hold any position;

5.2.3 Any transactions entered into or contemplated by the Company in which they may be an interested party;

And also advise the above persons of any changes in the details previously notified within 5 (five) days from the date when such changes become known to the member of the Management Board.

5.3 Members of the Management Board must notify the Board of Directors of the Company, the General Director of the Company, the internal audit commission and Company auditor in writing that they own Company securities, or that they have disposed of and/or acquired Company securities, within 5 (five) days from the date that such event takes place.

5.4 In the event that a member of the Management Board is an interested party in a transaction in which the Company is or proposes to be one of the parties, or in any other situation where there is a conflict of interests between such person and the Company in respect of an existing or proposed transaction, the member of the Management Board must notify the Board of Directors of the Company, the General Director of the

Company, the internal audit commission and Company auditor in writing that he/she is an interested party prior to adoption of the decision on entering into such transaction.

5.5 In the event that a member of the Management Board has an interest, whether direct or indirect, in any other company, he/she must not later than one month from the date of confirmation of his/her appointment by the Board of Directors of the Company notify the Company in writing by forwarding the respective notification to the General Director of the Company.

During their term of office members of the Management Board may not take part in organizations that are in competition with the Company. Members of the Management Board may not become involved in any other business, whether or not in their own name, without the consent of the Board of Directors.

5.6 Members of the Management Board may take up positions in the management bodies of other organizations only with the consent of the Board of Directors. A member of the Management Board may only enter into an agreement for the provision of services to another organization with the consent of the Management Board.

This proviso does not apply in those cases when a member of the Management Board takes up a position in any management body of another organization that is a subsidiary or dependent company of the Company.

5.7 Members of the Management Board shall be liable to the Company and Company shareholders for any losses incurred by the Company or any shareholder (shareholders) as a result of such member's wrongful action (omission), in the manner and on the grounds set forth in the Federal Law on Joint-Stock Companies.

Furthermore, any members of the Management Board who voted against the decision that led to the losses incurred by the Company, or who did not take part in the voting, shall not be liable.

5.8 In the event that a number of persons are liable pursuant to the provisions of this section they shall bear joint and several liability.

5.9 In determining the grounds and extent of liability of members of the Management Board, normal business practices and other circumstances relevant to the case should be taken into account.

5.10 Members of the Management Board must provide full and accurate information in a timely manner in response to requests from members of the Board of Directors. The information requested shall be forwarded to the Company Secretary, who shall onforward it to the particular member of the Board of Directors who requested it.

6. Procedures for Approving and Amending the Regulations

6.1 These Regulations and any amendments or additions thereto shall be approved by the general shareholders' meeting.

The resolution shall be adopted by a simple majority of shareholders holding voting shares who are present at the general shareholders' meeting.

6.2 Any additions and amendments to these Regulations as proposed by the Board of Directors shall be voted into effect by a simple majority of the votes of members thereof who are present at the meeting or have taken part in absentee voting.

6.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall

become inoperative, and until the Regulations are amended members of the Management Board shall be governed by Russian law and regulatory acts.

Translated from Russian into English for information purposes

APPROVED
by the Annual General Shareholders' Meeting
of OJSC CEZP
on May 23, 2002

Minutes of the meeting dated May 23, 2002

Chairman of the Meeting

____________________ V. V. Geikhman

Secretary of the Meeting

____________________ E. I. Babikova

REGULATIONS

on the Audit Commission of

OJSC Chelyabinsk Zinc Plant

Chelyabinsk 2002

TABLE OF CONTENTS

1. General Provisions

1.1. The objective of the Audit Commission shall be to monitor financial and business operations of the Company, its bodies, officers, divisions and departments, branches and representative offices.

1.2. In performing its functions the Audit Commission shall be governed by applicable Russian law, the Company Charter and these Regulations.

1.3. The scope of authority of the Audit Commission shall be determined pursuant to the Federal Law "On Joint Stock Companies". The scope of authority of the Audit Commission on issues not provided for by the Federal Law "On Joint Stock Companies" shall be determined pursuant to the Company Charter.

2. Function of the Audit Commission

2.1. The Audit Commission shall:

Provide an opinion or a report to the General Shareholders' Meeting, Board of Directors and the sole executive body on the results of audits performed by it;

Make an assessment as to whether the annual report of the Company and financial statements of the Company are true and correct;

Keep commercial secrets, not disclose confidential information which was made available to the members of the Audit Commission for the purpose of performance of their functions;

Request provision of information (documents and records) review of which falls within the competence of the Audit Commission by the bodies of the Company, supervisors of departments and divisions, branches and representative offices for the purpose of conducting an audit;

Request that a Board meeting or an Extraordinary General Shareholders' Meeting be convened when infractions discovered in the financial and business operations or an actual threat to the interests of the Company require decisions to be taken on matters falling within the competence of such governing bodies of the Company;

Request an explanation in writing from the sole executive body, members of the Board of Directors, employees of the Company or any officers on matters falling within the competence of the Audit Commission;

Record breaches of statutes, the Charter, Regulations, rules and guidelines of the Company by employees and officers of the Company;

Audit financial and economic activities of the Company on the basis of the Company's year-end results as well as at any other time on the initiative of the persons named in the Federal Law "On Joint Stock Companies", the Company Charter and these Regulations;

Retain experts on certain aspects of financial and business activities to assist in its work if necessary who are not staff members of the Company.

The Company represented by its sole executive body shall make contracts with experts on certain aspects of financial and business activities who are not staff members of the Company.

2.2. The members of the Audit Commission must be present at the General Shareholders' Meeting to answer questions of the meeting participants.

3. Procedure of Conducting an Audit

3.1. Financial and economic activities of the Company shall be audited on the basis of the Company's year-end results.

3.2. The Audit Commission shall submit a report to the Board of Directors on the results of the audit of financial and business activities of the Company during the year and an opinion on whether the data contained in the annual report of the Company and financial statements of the Company are true and correct, at least 40 days prior to the date of holding the Annual General Shareholders' Meeting.

3.3. Financial and economic activities of the Company may also be audited at any time:

- On the initiative of the Audit Commission;
- By resolution of the General Shareholders' Meeting;
- By resolution of the Board of Directors;
- On request of a shareholder (shareholders) of the Company holding (holding in aggregate) at least 10 percent of the voting shares in the Company.

3.4. Upon discovering an infraction, a member of the Audit Commission shall submit a written description of such infraction which requires a decision of the Audit Commission to the Chairman of the Audit Commission.

Within 3 days after receipt of the request the Chairman of the Audit Commission shall convene a meeting of the Audit Commission.

If the Audit Commission takes a decision to conduct an audit the Chairman of the Audit Commission shall arrange for such audit and commence it.

3.5. In the course of the audit the member of the Audit Commission shall review all available and obtained documents and records related to the subject matter of the audit.

3.6. The Audit Commission shall make and approve a report on the results of audit of financial and business activities of the Company.

3.7. At any time prior to taking a decision by the Audit Commission to conduct an audit, a request for an audit of financial and business activities of the Company may be withdrawn by notice in writing to the Audit Commission by those who initiated such audit.

4. Procedure for Making a Request by the Shareholders of the Company to Conduct an Audit

4.1. Financial and economic activities of the Company may be audited at any time on request of a shareholder (shareholders) of the Company holding (holding in aggregate) at least 10 percent of the voting shares in the Company.

4.2. Shareholders who wish to initiate an audit shall make a request in writing to the Audit Commission containing the following:

- Names of shareholders;
- Information on the shares owned by them (number, class, category);
- Valid reasons for making such request.

The request shall be signed by the shareholder or its proxy. If the request is signed by a proxy a power of attorney shall be attached.

If the request is from a shareholder who is legal entity the signature of a representative of a legal entity acting pursuant to its Charter without a power of attorney shall have the seal of the respective legal entity affixed. If the request is signed by a representative of a legal entity acting pursuant to a power of attorney such power of attorney shall be attached to the request.

4.3. The request to conduct an audit shall be sent to the Company at its address for the attention of the Chairman of the Audit Commission or shall be delivered to the Company.

The date of making such request shall be determined by the date of its receipt by the Company or its delivery to the Company.

4.4. Within 5 days after the request is made the Audit Commission shall take a decision to conduct an audit of financial and business activities of the Company or give a reasoned refusal to conduct such an audit.

4.5. The Audit Commission may refuse to conduct an audit if:

- The shareholders do not hold the number of voting shares required to make a request for audit;
- The request fails to specify reasons for conducting an audit;
- The facts giving rise to their request to conduct an audit have been investigated and the audit commission has produced and approved a report thereon;
- Such request is not consistent with the legislation and statutes of the russian federation or provisions of the company charter.

4.6. The Shareholders requesting an audit of financial and business activities of the Company may make another request to conduct an audit of financial and business activities of the Company not earlier than the date falling one month after the first such request was made.

5. Procedure for Convening an Extraordinary General Shareholders' Meeting

5.1. The request to convene an Extraordinary General Shareholders Meeting shall be adopted by a majority of votes of the members present at the meeting of the Audit Commission.

The request shall be signed by the Chairman of the Audit Commission.

5.2. The request of the Audit Commission to convene an Extraordinary General Shareholders Meeting shall be sent in writing to the Company by registered mail return receipt requested at its address or shall be delivered to the Company.

The date of making the request to convene an Extraordinary General Shareholders Meeting shall be determined by the date of its receipt by the Company or its delivery to the Company.

The request of the Audit Commission shall specify:

- Wording of agenda items and proposed resolutions thereon;
- The rationale behind including the given agenda items;
- Form of meeting to be held.

6. Resolutions of the Audit Commission

6.1. The Audit Commission shall adopt resolutions at its meetings on matters falling within its competence under the Federal Law "On Joint Stock Companies" and the Company Charter.

Any business transacted at the meetings of the Audit Commission shall be recorded in the minutes signed by all member of the Audit Commission present at such meeting.

The Audit Commission shall hold a meeting prior to and on the results of an audit. Any member of the Audit Commission may request to convene a meeting if any infraction is discovered which requires immediate attention.

6.2. Meetings of the Audit Commission shall be held in the form of the joint presence of members of the Commission to consider items on the agenda and take decisions on items put to the vote.

6.3. A quorum for a meeting of the Audit Commission shall consist of not less than half of the members of the Audit Commission, as defined by the Company Charter.

6.4. Each member of the Commission shall have one vote. Reports and opinions of the Audit Commission shall be approved by a majority vote of those present at the meeting of the Commission. If the vote is split the Chairman of the Audit Commission shall cast the deciding vote.

6.5. Members of the Audit Commission who disagree with the decision taken by the Commission may request that their dissenting opinion is recorded in the minutes of the meeting and brought to the attention of the governing bodies of the Company and/or its shareholders.

6.6. The report on the results of an audit of financial and business activities of the Company conducted on request of a shareholder (shareholders) shall be provided to such shareholder (shareholders) within 3 days after the date of its approval by the Audit Commission.

7. Chairman of the Audit Commission

7.1. The Chairman of the Audit Commission shall be elected by members of the Audit Commission from among their number. The Chairman of the Audit Commission shall be elected by a majority of votes of the total number of members elected to the Commission.

The Audit Commission may at any time re-elect its Chairman by a majority of votes of the total number of members elected to the Commission, except for votes of the exiting members of the Commission.

7.2. The Chairman of the Audit Commission shall:

- Convene and hold meetings of the Commission;
- Organize the work of the Audit Commission;
- Represent the Audit Commission at the Board of Directors and General Shareholders' Meetings;
- Sign documents on its behalf.

7.3. In the absence of the Chairman of the Audit Commission his/her duties shall be undertaken by one of the Audit Commission members as decided by a majority vote of members of the Audit Commission present at the meeting.

8. Remuneration and Benefits for the Members of the Audit Commission

No remuneration shall be payable to the members of the Audit Commission during the period of performance of their duties.

9. Documents Produced by the Audit Commission

9.1. The documents produced by the Audit Commission shall include:

- Minutes of the meetings of the Audit Commission;
- Reports of the Audit Commission on the results of audits;
- Opinions of the Audit Commission.

9.2. The minutes of the Audit Commission meeting shall be drawn up not later than 3 days after it was held.

The minutes shall indicate:

- The place and time of the meeting;
- Persons present at the meeting;
- Persons voicing a dissenting opinion;
- Agenda of the meeting;
- Matters put to the vote and the results of the vote;
- Resolutions adopted by the meeting.

9.3. The reports of the Audit Commission on the results of audits shall indicate:

- The place and time of the audit;
- Members of the audit commission taking part in the audit;
- Reasons for conducting the audit;
- Description of any discovered breaches of legislation, statutes, requirements of the Charter or by-laws of the Company;
- Persons liable for breach of legislation, statutes, requirements of the Charter or by-laws of the Company;
- Reference to rules, statutes, requirements of the Charter or by-laws of the Company the breach of which was discovered in the course of the audit.

9.4. The opinions of the Audit Commission shall indicate:

- Whether the legislation, statutes, requirements of the Charter or by-laws of the Company are complied with or otherwise;
- Whether the data contained in the annual report of the Company and annual financial statements of the Company are true and correct;
- Requests to provide information (documents and records) made in the course of the audit to the governing bodies, supervisors of departments and divisions, branches and representative offices, and officers;
- Refusals to provide information (documents and records);
- Requests of the Audit Commission to convene a Board of Directors or an Extraordinary General Shareholders' Meeting;
- Explanations in writing from the sole executive body, members of the Board of Directors, officers or employees of the Company;
- Description of breaches of legislation, statutes, the Charter, regulations, rules or guidelines of the Company by its employees and officers;
- Experts on certain aspects of financial and business activities who are not staff members of the Company engaged to assist in the work of the Audit Commission, and contracts made with such experts.

9.5. The documents of the Audit Commission shall be signed by the members of the Audit Commission and need not to bear the seal of the Company.

9.6. The Chairman of the Audit Commission shall keep the following documents on file:

- Requests to conduct an audit;
- Refusals by the Audit Commission to conduct such an audit;
- Written refusals by officers of the Company to provide information;
- Decisions to conduct an audit.

9.7. The sole executive body shall on behalf of the Company ensure access by the shareholders to the documents of the Audit Commission.

The Company shall for a fee provide copies of the documents of the Audit Commission to any shareholder upon its request. The fee shall be determined by the Company and shall not exceed the amount of expenses incurred to make and such copies and mail them to the shareholder.

Translated from Russian into English for information purposes

APPROVED:

by the Board of Directors
of JSC CZP
Minutes of the Board of Directors Meeting (no number)
dated June 1, 2006

REGULATIONS
on the AUDIT COMMITTEE
of the BOARD OF DIRECTORS

of Joint-Stock Company

Chelyabinsk Zinc Plant

Chelyabinsk, 2006

CONTENTS

1. GENERAL PROVISIONS

1.1 These Regulations on the Audit Committee of the Board of Directors of Joint-Stock Company Chelyabinsk Zinc Plant (the "Regulations") have been developed pursuant to applicable legislation of the Russian Federation, the Charter of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company"), and the Regulations on the Board of Directors.

1.2 The Audit Committee of the Board of Directors of the Company (the "Audit Committee") shall be established pursuant to a decision by the Board of Directors and shall facilitate the monitoring of the financial and business operations of the Company.

The Audit Committee shall report to the Board of Directors.

1.3 The objectives of the Audit Committee's work shall be to assist the Board of Directors of the Company in monitoring the completeness and accuracy of financial and other reporting, the preparation and submission thereof, the effectiveness of the system of internal control, internal audit, risk management, and the process of ensuring compliance with the law, the Charter and by-laws of the Company, within the scope of its authority. The work of the Audit Committee shall be based on the principle that members of the Board of Directors of the Company need sound professional information in order for the Board of Directors to be able to monitor budget performance (performance of financial and business plans) of the Company and the effectiveness of the system of internal control and risk management within the Company.

1.4 In performing its functions the Audit Committee shall be governed by applicable Russian law, the Company Charter, Regulations on the Board of Directors of the Company, the resolutions of the Board of Directors of the Company, these Regulations and other Company by-laws.

2. FUNCTIONS AND AUTHORITY OF THE AUDIT COMMITTEE

2.1 The sole functions of the Audit Committee shall be to:

- assess candidates for the position of Company external auditor and provide such assessment to the Board of Directors of the Company;
- evaluate the auditor's Report;
- assess the effectiveness of the Company's internal control and risk management procedures and draw up proposals for the improvement thereof.

2.2 In accordance with the responsibilities set forth in Clause 2.1 hereunder the Audit Committee shall:

- Provide the Board of Directors of the Company with its assessment of candidates for the position of Company external auditor, prepare recommendations on candidates for the position of Company external auditor for the Board of Directors of the Company, and supervise the selection process of the Company external auditor, if applicable;
- Prepare recommendations for the Board of Directors of the Company on the level of remuneration of the Company external auditor and a description and scope of services thereof;
- Review and discuss with the Company external auditor material issues arising during the course of the audit of the financial (accounting) statements of the Company prior to publication thereof;

- Make an assessment of the Company auditor's report and review the response thereto of Company management prior to submitting the report to the General Shareholders' Meeting of the Company (the assessment of the Company auditor's report prepared by the Audit Committee shall be made available as part of the materials for the annual General Shareholders' Meeting of the Company), and shall evaluate the quality of the services provided to the Company by the auditor and the auditor's compliance with the criteria of independence;
- Assess the internal control and risk management procedures of the Company, review the effectiveness of such procedures, ensure compliance therewith, and draw up and submit proposals and recommendations to the Board of Directors on improving such procedures;
- Review and draw up proposals for the Board of Directors of the Company on improving the procedure for approving non-routine operations;
- Prepare reports as requested by the Board of Directors of the Company or on its own initiative on various matters falling within its competence, and submit an annual report for consideration by the Board of Directors of the Company on the work of the Audit Committee for the year;
- Monitor the tax and financial reporting of the Company to ensure that it is complete and accurate;
- Instruct the internal audit commission of the Company to conduct an audit of the financial and business operations of the Company, and consider the reports, conclusions and other documents of the internal audit commission of the Company on violations identified over the respective period of Company operations;
- Submit reports on violations identified over the respective period of Company operations for consideration at meetings of the Board of Directors of the Company, together with ways and means of curing and preventing such violations;
- Draw up proposals to amend or supplement these Regulations;
- Undertake other responsibilities as required for the Audit Committee to be able to perform its duties.

2.3 The Audit Committee may be asked to prepare draft resolutions on other matters falling within the competence of the Board of Directors.

2.4 The assessment of the Company auditor's report prepared by the Audit Committee shall be made available as part of the materials for the annual General Shareholders' Meeting of the Company.

3. COMPOSITION AND APPOINTMENT OF THE AUDIT COMMITTEE

3.1 The Audit Committee shall be comprised of 3 members of the Board of Directors of the Company.

3.2 The Audit Committee shall be headed by the Chairman of the Audit Committee who shall meet the eligibility requirements set forth in Clause 3.3 hereunder.

3.3 The Audit Committee shall consist only of those members of the Board of Directors of the Company meeting the following criteria:

- who has not been in the past 3 years and is not currently an officer or employee of the Company (or of the manager or managing organization of the Company);

- who is not an officer of another company in which any of the officers of the Company are members of the Board of Directors committee for staffing and remuneration;
- who is not a spouse, parent, child, brother or sister of any officer (manager) of the Company (any officer in the managing organization of the Company);
- who is not an affiliate of the Company or any of its affiliates, except a member of the Board of Directors of the Company;
- who is not a party to any obligation involving the Company whereby he/she could acquire property (receive monetary funds) for a value amounting to 10% or more of the aggregate annual income of such person, except remuneration for participating in the work of the Board of Directors of the Company;
- who is not a representative of the state, i.e. a person representing the Russian Federation or a constituent entity of the Russian Federation on the board of directors of any company in relation to which a decision is made to exercise special rights (a "golden share") or a person elected to the board of directors from among candidates nominated by the Russian Federation, a constituent entity of the Russian Federation, or a municipal entity, if such member of the board of directors is obliged to vote based on written orders (instructions, etc.) from a constituent entity of the Russian Federation, or a municipal entity, respectively.

3.4 If for valid reasons the Audit Committee cannot be constituted only from members of the Board of Directors of the Company meeting the criteria set forth in Clause 3.3 hereunder, then the Audit Committee shall be constituted only from members of the Board of Directors of the Company who meet the criteria set forth in Clause 3.3 hereunder, as well as members of the Board of Directors who are not the sole executive body and/or members of the collective executive body of the Company (should such be provided for under the Charter).

3.5 The Chairman and other members of the Audit Committee shall be elected by the Board of Directors of the Company by a simple majority of the votes of members thereof who are present at the meeting or have taken part in absentee voting.

The Chairman of the Audit Committee shall only be elected from among members of the Board of Directors of the Company who meet the criteria set forth in Clause 3.3 hereunder.

3.6 Members of the Audit Committee shall be elected for a term until the election of the next Board of Directors of the Company. The Board of Directors of the Company may decide by a simple majority of the votes of members thereof who are present at the meeting to terminate the authority of all or part of the members of the Audit Committee early.

3.7 The Chairman of the Audit Committee shall organize the work of the Audit Committee, including:

- Convening and chairing meetings of the Audit Committee;
- Encourage discussion of matters at meetings of the Audit Committee, and arrange for guest speakers to be heard at meetings;
- Ensuring that Minutes of the meeting of the Audit Committee are drawn up and signing the Minutes;
- Dividing responsibilities among members of the Audit Committee;
- Signing documents drawn up and adopted by the Audit Committee in the course of the performance of their duties;

- Submitting written reports of the work of the Audit Committee to the Board of Directors of the Company and providing any necessary clarifications thereto;
- Performing other duties provided for under applicable law, the Company Charter, these Regulations and other Company by-laws.

3.8 Members of the Audit Committee shall have unimpeded access to any Company documents or information, unless otherwise provided for by law or other regulatory or special legislation binding on the Company.

4. MEETINGS OF THE AUDIT COMMITTEE, PROCEDURES FOR DECISION-MAKING BY THE AUDIT COMMITTEE

4.1 The Audit Committee shall meet regularly. The decision to convene a meeting of the Audit Committee shall be taken by the Chairman of the Audit Committee at his/her discretion or on the proposal of members of the Audit Committee, members of the Board of Directors of the Company, the Company auditor, internal Audit Commission of the Company, or the person undertaking the responsibilities of sole executive body of the Company (including a management organization or general manager).

4.2 The Audit Committee may adopt its resolutions by absentee ballot (questionnaire). The written opinions of members of the Audit Committee may be forwarded by post, telegram, telex, fax, or e-mail using an electronic digital signature, or by any other secure means ensuring the authenticity of the forwarded written opinions of members of the Audit Committee in a documentary form.

4.3 A meeting of the Audit Committee shall be deemed constituted (a quorum is present) if a majority of the members of the Audit Committee are present (written opinions have been received from a majority of members of the Audit Committee by the start of the meeting).

4.4 Any circumstance that may give rise to any member of the Audit Committee having a personal interest in any matter under consideration must be disclosed by such member at the meeting of the Audit Committee and be brought to the attention of the Board of Directors of the Company.

4.5 Each member of the Audit Committee shall have one vote. The resolutions of the Audit Committee shall be adopted by a simple majority of votes of members of the Audit Committee and shall be written up in the minutes.

4.6 The Minutes of meetings of the Audit Committee shall include:

- The date, venue and time of the meeting (or the date of a meeting held by absentee ballot);
- A list of members of the Audit Committee present at the meeting (taking part in the absentee ballot);
- Items put to the vote and the results of voting (indicating the vote of each member of the Audit Committee present at the meeting);
- The resolutions adopted.

Any materials, opinions, proposals and recommendations prepared by the Audit Committee, and any minority opinions of members of the Audit Committee shall be appended to the Minutes.

4.7 The Audit Committee may invite officers and employees of the Company, including the person undertaking the responsibilities of sole executive body of the Company,

representatives of the Company auditor, or any experts or other persons engaged by the Audit Committee, to be present at its meetings to give reports or provide clarifications.

5. PROCEDURES FOR APPROVING AND AMENDING THE REGULATIONS

5.1 These Regulations and any amendments or additions thereto shall be approved by the Board of Directors of the Company by a simple majority of votes of the members thereof present at the meeting or taking part in an absentee ballot.

5.2 Any additions and amendments to these Regulations shall be made on the proposal of the Chairman of the Audit Committee, members of the Audit Committee, Board of Directors of the Company, the Company auditor, the Company's audit commission, or the person undertaking the responsibilities of sole executive body of the Company (including a management organization or general manager).

5.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall become inoperative, and until the Regulations are amended members of the Audit Committee shall be governed by Russian law and regulatory acts.

Translated from Russian into English for information purposes

APPROVED:

by the Board of Directors
of OJSC CZP
Minutes of the Board of Directors Meeting (no number)
dated June 1, 2006

REGULATIONS ON THE COMPANY SECRETARY

of Joint-Stock Company

Chelyabinsk Zinc Plant

Chelyabinsk, 2006

CONTENTS

These Regulations on the Company Secretary of Joint-Stock Company Chelyabinsk Zinc Plant (the "Regulations") have been developed pursuant to applicable legislation of the Russian Federation and the Charter of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company"). The Regulations shall set forth procedures for the election of the Company Secretary, termination of his/her duties, as well as his/her status, competence and activities.

1. General

1.1 The Company Secretary shall ensure that the various bodies and officers of the Company observe the rules and procedures of corporate governance guaranteeing the rights and interests of Company shareholders.

1.2 The Company Secretary shall arrange for communication between the Company and its shareholders.

1.3 The Company Secretary shall be subordinate to the Chairman of the Board of Directors and shall report to the Board of Directors.

2. Election of Company Secretary

2.1 The Company Secretary shall be **elected for a term of one year** by a majority vote of members of the Board of Directors present at the meeting.

Members of the Board of Directors and shareholders holding not less than 10 percent of Company shares shall be entitled to nominate candidates for the position of Company Secretary.

The following details shall be submitted to the Board of Directors in respect of each such candidate:

- full name of the candidate;
- date of birth;
- education, area(s) of expertise, further training and professional courses;
- experience in corporate governance;
- employment record for the last five years;
- number, class and type of shares in the Company owned by such candidate;
- whether such candidate is an affiliate of the Company and/or its shareholders and whether he/she holds any other positions in the management bodies of the Company;
- the candidate's written consent to be nominated to the position of Company Secretary.

2.2 The candidate for the position of Company Secretary must be qualified in law or economics, have been previously employed in the area of corporate governance and must not hold any position in the management bodies of the Company.

2.3 Unless otherwise determined by the Board of Directors of the Company, a person may be Company Secretary in two or more companies, subject to the consent of the Board of Directors.

2.4 The person elected Company Secretary shall sign a contract for the term set forth in these Regulations. The terms and conditions of the contract with the Company Secretary shall be subject to approval by the Board of Directors. The contract shall be signed by the Chairman of the Board of Directors on behalf of the Company or by a person authorized by the Board of Directors of the Company.

The contract shall state that the Company Secretary shall be liable for any disclosure of confidential commercial or proprietary information pursuant to the provisions of applicable legislation and the by-laws of the Company, and must undertake to notify the Board of Directors should circumstances arise leading to the Company Secretary becoming an affiliate of the Company or any Company shareholder, or a member of any management bodies of the Company.

2.5 A Company employee elected Company Secretary shall, in addition to an employment contract, sign a supplementary agreement thereto on the terms and conditions contemplated by these Regulations.

2.6 The Board of Directors may terminate the employment contract with the Company Secretary at any time. The contract with the person employed as Company Secretary shall be terminated pursuant to a resolution of the Board of Directors on the early termination of his/her authority.

2.7 The Board of Directors of the Company shall elect a new Company Secretary within two weeks after the early termination of the authority of the Company Secretary. The new Company Secretary may be elected contemporaneously with the early termination of the authority of the incumbent Company Secretary.

3. Responsibilities of the Company Secretary

3.1 The Company Secretary shall prepare and make arrangements for the general shareholders' meeting in accordance with the Charter and other Company by-laws pursuant to a resolution on convening a general shareholders' meeting of the Company and shall assist the Board of Directors of the Company in convening, preparing and holding a general shareholders' meeting of the Company, including:

3.1.1 Taking delivery of shareholders' proposals on items of the agenda for the general shareholders' meeting of the Company and nominations of candidates to positions in the elected bodies of the Company that are forwarded to the Company;

3.1.2 Keeping a record of proposals received;

3.1.3 Evaluating proposals received in terms of compliance with applicable law and the requirements set forth in Company by-laws;

3.1.4 Notifying the Chairman of the Board of Directors of proposals received from shareholders on items of the agenda for the general shareholders' meeting of the Company and nominations of candidates to positions in the elected bodies of the Company within three days of receipt of such proposals together with the following, prepared on the basis of the above evaluation:

- Draft resolution on the inclusion of items received from shareholders in the agenda for the general shareholders' meeting of the Company and/or the inclusion of the candidates nominated by shareholders on the ballot for election to the respective Company body;
- Draft resolution, including reasons, for declining to include a proposed agenda item for the general shareholders' meeting of the Company and/or a proposed candidate on the ballot for election to the respective Company body;

3.1.5 Following adoption of a resolution by the Board of Directors pursuant to Art. 53 of the Federal Law on Joint-Stock Companies on including items received from shareholders in the agenda for the general shareholders' meeting of the Company and/or the inclusion of the candidates nominated by shareholders on the ballot for election to the respective Company body, or adoption of a reasoned resolution to decline to include a proposed agenda item for the general shareholders' meeting of the Company and/or a proposed candidate on the ballot for election to the respective Company body, forwarding the resolution adopted by the Board of Directors on the proposal received to shareholders making proposals for inclusion

of items on the agenda for the general shareholders' meeting of the Company or nominating candidates for inclusion on the ballot for election to the respective Company body;

3.1.6 Accepting requests from shareholders and other authorized persons to hold an extraordinary general shareholders' meeting; keeping a record of requests received and evaluating them in terms of compliance with applicable Russian law and the Company by-laws; notifying the Chairman of the Board of Directors of proposals received from shareholders within three days of receipt of such proposals and, on the basis of the above evaluation, attaching a draft resolution to convene a general shareholders' meeting of the Company, or a draft resolution not to convene such; forwarding the resolution adopted by the Board of Directors in response to the request to convene a general shareholders' meeting of the Company to shareholders making the request;

3.1.7 Should the agenda of the general shareholders' meeting include an item on election of the Board of Directors or the internal audit commission, requesting that the shareholders nominating candidates to the respective positions or the candidates themselves give their consent to such nomination;

3.1.8 Making available for the information of shareholders the list of persons entitled to take part in the general shareholders' meeting of the Company, as well as extracts from such list, as prescribed by law (Article 51.4 of the Federal Law on Joint-Stock Companies);

3.1.9 Preparing the notice to shareholders of the forthcoming general shareholders' meeting of the Company, as well as the voting ballots for voting on items of the agenda of the general shareholders' meeting of the Company, and submitting them for the approval of the Board of Directors of the Company; ensuring and supervising the timely circulation to shareholders of the respective notices and voting ballots by the deadlines established by the Board of Directors;

3.1.10 Ensuring that materials that must be presented to persons entitled to take part in the general shareholders' meeting of the Company are made available, and providing copies of such materials at the request of shareholders in the manner prescribed by the Company;

3.1.11 Providing advice to persons included in the list of persons entitled to take part in the general shareholders' meeting of the Company on matters in regard to the convening and holding of the meeting; providing organizational support for convening and holding general shareholders' meetings of the Company; unless the Board of Directors of the Company decides otherwise, undertaking the responsibilities of secretary of the general shareholders' meeting of the Company, taking minutes, drawing up and signing the minutes of general shareholders' meetings of the Company, making the minutes of meetings and resolutions of general shareholders' meetings available to shareholders; drawing up and certifying (signing) extracts from the minutes of general shareholders' meetings of the Company;

3.1.12 Following a resolution of the general shareholders' meeting of the Company to pay dividends, request the dividend list from the independent registrar and custodian of the Company register;

3.1.13 Organizes and supervises the payment of dividends to Company shareholders;

3.1.14 Ensures and enforces compliance with the requirements of Russian law and Company by-laws in respect of major transactions and interested party transactions undertaken by the Company, as well as other transactions requiring approval pursuant to the Company Charter.

3.2 The Company Secretary shall prepare and make arrangements for meetings of the Board of Directors in accordance with the Charter and other Company by-laws, and shall assist members of the Board of Directors in the performance of their duties, including:

3.2.1 Notifying all members of the Board of Directors of the forthcoming meeting of the Board of Directors, and forwarding (delivering) voting ballots to members of the Board of Directors,

collecting completed voting ballots and the written opinions of members of the Board of Directors who are not present at the meeting, as required;

3.2.2 Ensuring timely preparation and forwarding of materials on agenda items of the meeting of the Board of Directors to the Chairman and members of the Board of Directors;

3.2.3 Preparing additional information on agenda items of the meeting of the Board of Directors;

3.2.4 Ensuring due compliance with the procedure for holding meetings of the Board of Directors, taking minutes of meetings of the Board of Directors held in the collective presence of members of the Board of Directors, drawing up and certifying (signing) the minutes/extracts from the minutes of meetings of the Board of Directors of the Company;

3.2.5 Ensuring that resolutions of the Board of Directors are carried out;

3.2.6 Performing all required actions in accordance with Russian law and the Company by-laws to ensure that the Board of Directors can continue its work.

3.3 The Company Secretary shall provide for disclosure (availability) of information about the Company and maintenance of Company records, including:

3.3.1 Knowledge of Company procedures for maintenance of records specified in Article 89 of the Federal Law on Joint-Stock Companies and access to such records;

3.3.2 Providing shareholder access to the above records in the manner prescribed in applicable law and the Company by-laws;

3.3.3 Ensuring and supervising the copying of documents specified in Article 89 of the Federal Law on Joint-Stock Companies at the request of shareholders in the manner prescribed by applicable law;

3.3.4 Maintaining a record of Company affiliates;

3.3.5 Ensuring and supervising the preparation and timely submission to the relevant authorities (or publication as required) of quarterly reports of the issuer of shares, notices of material facts, notifications in connection with the issue of securities; other information to be disclosed pursuant to applicable legislation or to be brought to the attention of Company shareholders.

3.4 The Company Secretary shall arrange for communication between the Company and its shareholders, including:

3.4.1 Maintaining a record of correspondence, messages and enquiries forwarded to the Company by shareholders;

3.4.2 Responding to messages and enquiries forwarded to the Company by shareholders in matters of corporate governance;

3.4.3 Advising on the rights of Company shareholders;

3.4.4 Timely identification of potential corporate conflicts, advising the relevant corporate bodies of such conflicts and taking part in resolving such conflicts, as required;

3.4.5 Ensuring that resolutions of the Board of Directors and the general shareholders' meeting on the buyback of shares by the Company are carried out;

3.4.6 Ensuring that the applications of shareholders for buyback of their shares by the Company are carried out as prescribed under Russian law.

3.5 The Company Secretary shall arrange for other matters and undertake other duties provided for in these Regulations and other Company by-laws.

4. Rights and Obligations of the Company Secretary

4.1 The Company Secretary may:

- Request and receive information and documents required by the Secretary for the performance of his duties from Company officers and heads of departments;
- Prepare and forward to shareholders responses and clarifications on matters concerning the conduct of general shareholders' meetings, availability of materials for general shareholders' meetings and provision of Company documents specified in Article 89 of the Federal Law on Joint-Stock Companies, as well as other queries from shareholders within the competence vesting in the Company Secretary by virtue of applicable law and the Company by-laws;
- Propose items for inclusion in the agenda of meetings of the Board of Directors of the Company;
- Ensure compliance by the Company of corporate governance standards established by applicable law, the Charter, the Company's Code of Corporate Governance, as well as the Company by-laws, and inform the Chairman of the Board of Directors of any breaches thereof.

4.2 The Company Secretary must:

- Strictly observe the standards and requirements of Russian law, the Company Charter, the Company's Code of Corporate Governance and Company by-laws in performing his duties;
- Follow the resolutions of the general shareholders' meeting and the Company Board of Directors in undertaking his duties;
- Report on his work to the Board of Directors of the Company;
- Inform the Board of Directors of the Company of any corporate conflicts or any situations that could lead to such conflicts;
- Not disclose any confidential commercial or proprietary information as defined by applicable Company by-laws, or any insider information.

5. Liability and Remuneration

5.1 In exercising his rights and fulfilling his responsibilities the Company Secretary shall act in the best interests of the Company, and shall exercise his rights and fulfil his responsibilities in respect of the Company and Company shareholders reasonably and in good faith.

5.2 The Company Secretary shall be liable to the Company for any losses incurred by the Company as a result of his wrongful action (omission), unless other grounds or a different limit of liability are established under applicable Russian law.

5.3 The Board of Directors of the Company shall decide the level and manner of remuneration to be paid to the Company Secretary as under the contract signed with the Company Secretary.

6. Procedures for Approving and Amending the Regulations

6.1 These Regulations and any amendments or additions thereto shall be approved by the Board of Directors of the Company by a simple majority of votes of the members thereof present at the meeting or taking part in an absentee ballot.

6.2 Any additions and amendments to these Regulations shall be made on the proposal of the Company Secretary, Board of Directors of the Company, the Company auditor, the Company's audit commission, or the person undertaking the responsibilities of sole executive body of the Company (including a management organization or general manager).

6.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall become inoperative, and until the Regulations are amended the Company Secretary shall be governed by Russian law and regulatory acts.

Translated from Russian into English for information purposes

APPROVED:

by the Board of Directors
of JSC CZP
Minutes of the Board of Directors Meeting (no number)
dated June 1, 2006

REGULATIONS ON THE INFORMATION POLICY

of Joint-Stock Company

Chelyabinsk Zinc Plant

Chelyabinsk, 2006

CONTENTS

1. GENERAL PROVISIONS

1.1 The Regulations on the Information Policy (the "Regulations") of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company") have been developed pursuant to applicable legislation of the Russian Federation, the listing rules of Russian and foreign stock exchanges, the Company's Code of Corporate Governance, and other Company by-laws.

1.2 The goal of the Company's information policy is to more fully meet the information needs of shareholders, potential investors, and securities market professionals (hereinafter "Interested Parties) in accurate information about the Company and its business.

1.3 The Company's information policy is aimed at maximizing the rights of shareholders to information vital for helping them make informed investment and management decisions, and at protecting confidential information about the Company, the disclosure of which could harm the Company or the Company's shareholders.

2. BASIC PRINCIPLES OF THE COMPANY'S INFORMATION POLICY

2.1 The main principles of the Company's information policy include the availability of information resources on a regular and timely basis, accessibility, completeness and reliability, balance, equality, protection and integrity.

2.2 The principle of availability on a regular basis means that the Company intends to make information about the Company available to Interested Parties using the means of communication at its disposal.

2.3 The principle of availability on a timely basis means that the Company intends to inform Interested Parties of vital events and facts having a bearing on their interests and the Company's business as quickly as possible.

2.4 The principle of accessibility means that important information about the Company will be made available freely and conveniently to Interested Parties.

2.5 The principle of reliability means that the Company intends to provide Interested Parties with information that is true and will endeavor to ensure that any information that is circulated is neither false nor misleading.

2.6 The principle of completeness means that the Company intends to provide sufficient information about itself in order that Interested Parties may form a fully informed opinion on the matter at hand.

2.7 The principle of balance means that the Company is aiming for a reasonable balance between openness and transparency on the one hand, and confidentiality on the other. In this context a reasonable balance can be achieved by aiming to give full effect to the rights of shareholders to information while strictly guarding the interests of shareholders by restricting access to valuable commercial and other sensitive information.

2.8 The principle of equality means that the Company respects the equal right of all shareholders to have access to information, subject to the provisions of Russian law.

2.9 The principle of protection and integrity means that the Company will use all methods and means available under Russian law to protect potentially classifiable state information, as well as confidential commercial and proprietary Company information.

3. PUBLIC DISCLOSURE OF INFORMATION

3.1 Content of information for public disclosure by the Company pursuant to the requirements of applicable Russian law, and arising from the Company's obligations in connection with the listing of Company securities on stock exchanges.

In accordance with the norms and requirements of applicable law the Company shall be required to publicly disclose the following information:

- Quarterly reports as an issuer of issued securities;
- Company annual reports;
- Annual financial statements of the Company;
- Details of material facts (events, actions) concerning the financial and business activities of the Company, (including, but not limited to, information on: reorganization of the Company; subsidiaries and dependent companies of the Company; the circumstances leading to a one-off rise or fall in the value of the Company's assets by more than 10 per cent, the circumstances leading to a one-off rise (fall) in Company net profits or net losses by more than 10 per cent; Company transactions with a value of or in respect of property valued at 10 per cent or more of the value of the Company's assets as of the date of the transaction; the issue of securities by the Company; declared/paid income on the Company's securities; resolutions adopted by general meetings; resolutions of the authorized body of the Company on issuing issued securities);
- Details that could have a material impact on the value of Company securities (including, but not limited to: expiration of the term of office of the sole and/or members of the collective executive body of the Company; initiation of bankruptcy proceedings and/or one of the bankruptcy procedures in respect of the Company and/or one of its subsidiaries or dependent companies by the arbitration court; conclusion of a listing agreement between the Company and a stock exchange; listing or de-listing of the Company's securities on a stock exchange; the Company obtaining the consent of the federal executive body for securities markets for trading and/or offering Company securities outside the Russian Federation);
- A list of the Company's affiliates;
- Company securities prospectuses (additional issues of securities);
- Notices of state registration of an issue (additional issue) of securities;
- The Charter, amendments and addenda thereto, regulations and procedures governing the activities of the Company's management bodies, the General Shareholders' Meeting, the Board of Directors, the Management Board and all amendments and addenda thereto;
- Any other information, the disclosure of which is mandatory under applicable Russian law.

3.2 Obligations of the Company concerning additional disclosure of information on its activities

The Company shall prepare and disclose the following information on its activities (in addition to that prescribed under Russian law or arising from the obligations of the Company in connection with the trading of its securities on stock exchanges):

- principles of corporate governance of the Company;
- Company strategy and development projects;
- composition of the Board of Directors of the Company, including details of changes thereto during the reporting year, and details of members of the Board of Directors, including short CVs;
- Details of the General Director of the Company and members of the Management Board, including short CVs;
- Current information on the Company's production, financial, business and corporate activities;
- Important events and results of Company operations and activities;
- Company social policy;
- The Company's environmental activities;

- Statements by the General Director and the Chairman of the Board of Directors of the Company in the mass media, Company press releases.

3.3 Procedure and methods of public disclosure of information

3.3.1 Disclosure of information by the Company shall meet the requirements sets forth in applicable Russian law as to the scope, method and form of disclosure (including disclosure through authorized agency news wire services; publication in the mass media; inclusion on the Company web site (www.zinc.ru), etc.)

3.3.2 In recognition of the right of shareholders to information, and to ensure the timeliness and accessibility of vital information, the Company shall use the following information communication methods:

- delivery (forwarding) of documents (hard copy);
- provision of information on disk (as prescribed by the law);
- information disclosure through the mass media;
- the Company web site;
- public speeches and meetings with groups and individuals who are Interested Parties in the Company.

3.3.3 Mandatory disclosure of information shall be effected pursuant to applicable Russian law and the Company's obligations in connection with the trading of Company securities on stock exchanges regularly and by the deadlines set forth in such legislation and the respective obligations.

3.3.4 The Company shall routinely schedule regular meetings with Interested Parties to announce important events in the life of the Company, and to discuss the ideas and opinions of such persons on material issues relating to the development and activities of the Company (including during preparation for securities offerings of the Company).

3.3.5 The Company shall publish the most important notices and materials on its web site (www.zinc.ru), and shall publish brochures and booklets for dissemination, as required.

3.3.6 In offering its securities the Company shall disclose information on the reasons behind such share offering, and the persons intending to acquire the offered shares, including a major shareholding (if such details are available).

4. PROVISION OF INFORMATION TO SHAREHOLDERS

4.1 Information shall be made available to shareholders by the Company Secretary, who shall be responsible for liaison with Company shareholders.

4.2 Documents shall be made available to shareholders for familiarization upon a written request therefor made out in optional form to the General Director of the Company. The request should contain the full name of the applicant (for legal entities the name in full and registered address), number of shares held by the applicant and the name of the requested document.

4.3 Documents and copies thereof will only be made available after it has been confirmed that the applicant owns Company shares.

4.4 Documents shall be made available by the Company in the offices of the executive body of the Company (at: 24 Sverdlovsky Trakt, Chelyabinsk, 454008, Russian Federation) within seven days after the respective request has been made. At the request of any person entitled to access to the documents the Company shall make available thereto copies of such documents (including by post, by registered certified letter). Any fee charged by the Company for such copies may not exceed the cost of producing such copies.

4.5 The list of documents and materials to be furnished to shareholders to decide matters tabled at a general shareholders' meeting shall be approved annually by the Board of Directors of the Company. In particular, this list should include:

- annual report of the Company;
- annual financial statements, including profit and loss accounts;
- recommendations of the Board of Directors on distribution of Company profits, including payment of dividends, and the rationale behind each such recommendation;
- opinion of the Audit Commission of the Company;
- report of the Company auditor on the annual audit of the financial and business activities of the Company;
- evaluation of the Company auditor's report prepared by the Audit Committee;
- details of nominees to positions on the Board of Directors and audit commission of the Company;
- details of nominees to the position of Company auditor.

4.6 In the event that the agenda for an annual general shareholders' meeting includes an item on restructuring of the Company, shareholders shall be provided with the following documents in addition to those prescribed by law:

- Reasons for restructuring of the Company,
- Quarterly reports prepared no later than 6 months prior to the date of the meeting at which the item on restructuring is considered, if the meeting is held more than 6 months after the end of the last financial year.

4.7 The content of the annual report presented to shareholders for the annual general shareholders' meeting shall comply with the requirements of applicable legislation of the Russian Federation governing the procedure for preparing, convening and holding shareholders' meetings.

4.8 The annual report shall be signed by the General Director of the Company and the chief accountant following provisional approval by the Board of Directors. Should any member of the Board of Directors disagree with the information contained in the annual report, such member shall set forth his/her objections in writing (submit a minority report). The minority report shall be presented to Company shareholders together with the annual report.

5. INFORMATION CONSTITUTING CONFIDENTIAL COMMERCIAL OR PROPRIETARY INFORMATION

5.1 Information constituting confidential commercial information of the Company shall include scientific and technical, technological, production, financial, commercial and other information that has actual or potential commercial value by virtue of its being unknown to third parties and to which there is no public access and in respect of which the Company as the owner thereof has introduced restricted access.

5.2 The Company in the person of the General Director and various divisions of the Company responsible for information security shall take comprehensive measures to ensure the confidentiality of information, establish the procedure for access thereto and determine the list of commercially classified Company information, keeping in mind a reasonable balance between openness of the Company and the need not to damage Company interests.

5.3 The list of commercially classified Company information or proprietary information, and procedures for working with such information shall be set forth in the Company by-laws.

5.4 The employment contract with officers and employees of the Company must include provisions on non-disclosure of confidential information.

6. INSIDER INFORMATION

6.1 Insider information is defined as material information about the Company's operations, shares and other securities of the Company and transactions therewith that is not available to the general public and disclosure of which could materially affect the market value of shares and other securities of the Company.

6.1.1 Illegal use of such information could inflict material damage on Company shareholders and lead to considerable adverse effects for the financial position of the Company and its business reputation.

6.2 Such information is:

- Directly related to the Company and/or subsidiaries of the Company, and to the business prospects of the Company and/or subsidiaries of the Company;
- Specific and precise in nature;
- Not generally available to the public;
- If published likely to have a considerable impact on the yield or price of any Company securities.

6.3 Insider information shall also include any information subject to disclosure pursuant to applicable Russian legislation and the Company by-laws prior to the disclosure thereof in the event that such disclosure could have a material impact on the market value of shares and other securities of the Company.

6.4 Material information shall be deemed to be information, facts and data on the Company's operations or Company securities, or on any subsidiary of the Company, in relation to which there is considerable likelihood that a reasonable investor would deem such information important in making a decision to acquire, dispose of or keep any security, or in the event that such information, facts or data could have a significant impact on the market value of the security.

6.5 Bearers of insider information (insiders) are deemed to be shareholders, members of the Board of Directors, members of Committees established by the Board of Directors, the General Director and members of the Management Board of the Company, members of the Audit Commission, heads and employees of divisions of the Company who, by virtue of their duties, possess documents, information and data that have not been published or publicly disclosed and that may, if published or disclosed, have a material impact on the value of Company securities.

6.6 Bearers of insider information shall also be other individuals and/or legal entities with access to insider information pursuant to civil contracts (auditors, specialized depositaries, securities market professionals).

6.7 Bearers of insider information may also be deemed to be other individuals and/or legal entities who have, either legitimately or otherwise, gained access to insider information.

7. USE OF INSIDER INFORMATION

7.1 Insiders shall be prohibited from disclosing insider information available to them or information based on insider information.

7.2 Persons with access to insider information must not use such insider information either in their personal interests or in the interests of third parties, including any actions involving insider information for purposes that come into conflict with the aims of the Company or its subsidiaries or dependent companies and that could cause loss and/or damage to the above companies, including (but not limited to):

- Transactions with any Company securities based on insider information;
- Illegal transfer to third parties of insider information or information based on insider information or the provision of access thereto;
- Advice to third parties on any securities transaction based on insider information;
- Other publication or dissemination of insider information.

7.3 Any persons specified in Clauses 6.4-6.6 hereunder who disclose insider information shall be liable under applicable Russian law.

7.4 Employment contacts signed by officers and employees of the Company shall include an undertaking not to disclose insider information.

8. DISCLOSURE OF INFORMATION BY COMPANY REPRESENTATIVES

8.1 Taking into account the opinion of the Board of Directors the Chairman of the Board of Directors shall officially comment and provide clarifications on resolutions adopted by the Board of Directors, and shall put forward the point of view of the Board of Directors on matters considered by the Board of Directors.

8.2 The Chairman of the Board of Directors may delegate his/her authority set forth in Clause 8.1 hereunder to members of the Board of Directors.

8.3 The Chairmen of Committees established by the Board of Directors may inform Interested Parties of resolutions adopted at Committee meetings and provide comments thereon.

9. RESPONSIBILITY FOR ENSURING COMPLIANCE WITH THE REGULATIONS

9.1 Responsibility for ensuring compliance with the provisions of applicable Russian law and the special requirements laid down by the Company by-laws to prevent any conflict of interests and limit abuses in the use of insider information among employees and divisions of the Company shall rest with:

- the Chairman of the Board of Directors in respect of members of the Board of Directors and the General Director;
- the Chairman of the Board of Directors in respect of members of the Management Board;
- the General Director in respect of other officers and employees of the Company.

10. PROCEDURES FOR APPROVING AND AMENDING THE REGULATIONS

10.1 These Regulations and any amendments or additions thereto shall be approved by the Board of Directors of the Company by a simple majority of votes of the members thereof present at the meeting or taking part in an absentee ballot.

10.2 Any additions and amendments to these Regulations shall be made on the proposal of the Company Secretary, members of the Board of Directors of the Company, the Company auditor, the Company's audit commission, or the person undertaking the responsibilities of sole executive body of the Company (including a management organization or general manager).

10.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall become inoperative, and until the Regulations are amended the Company shall be governed by Russian law and regulatory acts.

Translated from Russian into English for information purposes

APPROVED:

by the Board of Directors
of JSC CZP
Minutes of the Board of Directors Meeting (no number)
dated June 1, 2006

REGULATIONS
ON SUPERVISION OF
THE FINANCIAL AND BUSINESS OPERATIONS

of Joint-Stock Company

Chelyabinsk Zinc Plant

Chelyabinsk, 2006

CONTENTS

These Regulations on Supervision of the Financial and Business Operations of Joint-Stock Company Chelyabinsk Zinc Plant (the "Regulations") have been developed pursuant to applicable legislation of the Russian Federation and the Charter of Joint-Stock Company Chelyabinsk Zinc Plant (the "Company").

1. General Provisions

1.1 To ensure continual supervision of the financial and business operations of the Company (hereinafter "internal control") the Company shall create a separate department called the Control and Audit Department (the "Department").

1.2 These Regulations set forth the responsibilities of the Department, internal control procedures, and operation of the Department.

2. Responsibilities of the Department

2.1 The Department is established to undertake the following responsibilities:

- Supervise the main financial and business activities of the Company and review the results of such activities;
- Supervise compliance by the Company with fiscal discipline and with decisions taken by the Company's management bodies;
- Foster confidence in the accuracy of the Company's financial statements and reliability of its reporting procedures, as well as compliance with the Company's accounting procedures;
- Monitor compliance of by-laws and draft resolutions of the Company's management bodies with the financial and commercial interests of the Company;
- Ensure that agreements entered into by the Company with third parties are compatible with the financial and commercial interests of the Company;
- Prepare Company budgets and monitor the performance thereof overall and by separate departments.

3. Internal Control Procedures

3.1 In undertaking its responsibilities the Department shall perform the following internal control procedures:

- Organizing and conducting audits and internal investigations of the major financial and business activities of the Company;
- Analyzing and summarizing the results of audits and internal investigations of the major financial and business activities of the Company;
- Analyzing the effectiveness of departmental operating standards within the Company and drawing up proposals for the improvement thereof;
- Coordinating the work of departments within the Company in undertaking control and audit procedures;
- Ensuring that infractions identified during audits and internal investigations are remedied;
- Analyzing the results of external audits of the Company and arranging for a plan of action to be drawn up and implemented to remedy any infractions identified in the course of the external audit;
- Analyzing budget performance and developing standards to monitor the feasibility of budgeted Company expenditures;

- Reviewing Company by-laws and other documents regulating the financial and business activities of the Company and drawing up proposals for the improvement of such documents;
- At the request of the sole executive body of the Company or the Board of Directors reviewing draft resolutions of management bodies to ensure they are consistent with the financial and business interests of the Company;
- On the instructions of the sole executive body or the Board of Directors of the Company reviewing draft contracts of the Company to ensure they are consistent with the financial and business interests of the Company;
- On the instructions of the sole executive body or the Board of Directors of the Company reviewing commercial offers and the selection of counterparties for execution of contracts, and drawing up proposals for the selection of counterparties for contracts of the Company;
- Developing proposals to improve control and audit procedures;
- Preparing documents governing the Company's activities.

4. Operation of the Department

4.1 In performing its functions the Department and its staff shall be governed by legislative and other regulatory acts, the Company Charter, these Regulations and other Company by-laws, and the description of duties of staff of the Department.

4.2 Staff of the Department must only use the information obtained in the course of their duties in the interests of the Company and in accordance with the Company by-laws.

4.3 Staff numbers and the organizational structure of the Department shall be approved by the sole executive body of the Company.

4.4 The Department shall be run by the Head of the Control and Audit Department (the "Department Head", who shall:

- Allocate responsibilities among staff of the Department and manage the work of the Department;
- Convene and conduct meetings and briefings to discuss matters falling within the competence of the Department;
- Request documents and information from the Company's management bodies and departments that may be required for control and audit procedures;
- Have total unimpeded access to the premises of all Company departments undergoing checks;
- Obtain comments and clarifications from Company employees, as required, for purposes of supervision of Company operations;
- Request confirmation from Company employees of the fulfillment of resolutions adopted by management bodies of the Company based on the results of audits and internal investigations of the financial and business activities of the Company;
- Coordinate with Company management the secondment of staff from other departments of the Company to undertake audits and internal investigations;
- Table proposals on Company staff incentive measures;
- Table proposals on measures to be taken in regard to Company staff who commit infractions;
- Advise the Audit Committee of the Board of Directors and the sole executive body of the Company of any infractions identified in the course of control and audit procedures.

4.5 Other staff of the Department shall perform their functions in accordance with their job descriptions and the allocation of duties made by the Department Head.

4.6 In performing control and audit procedures the Department shall prepare notifies, conclusions, reports, recommendations and other documents, which shall be signed by the Department Head.

These documents (including notices of infractions) shall be presented to the Audit Committee of the Board of Directors, the sole executive body of the Company, and the person on whose request the Department conducted the respective internal control procedure.

4.7 The Department shall present an annual report on its work for the year to the Audit Committee of the Board of Directors and the sole executive body of the Company.

4.8 In undertaking control and audit procedures the Department shall work together with the management bodies and departments of the Company in obtaining clarifications, information and documents required for the conduct of internal control procedures in the prescribed manner.

5. Procedures for Approving and Amending the Regulations

5.1 These Regulations and any amendments or additions thereto shall be approved by the Board of Directors of the Company by a simple majority of votes of the members thereof present at the meeting or taking part in an absentee ballot.

5.2 Any additions and amendments to these Regulations shall be made on the proposal of the Company Secretary, members of the Board of Directors of the Company, the Company auditor, the Company's audit commission, or the person undertaking the responsibilities of sole executive body of the Company (including a management organization or general manager).

5.3 In the event that certain sections of these Regulations come into conflict with Russian legislation and/or regulatory acts as a result of changes thereto, such sections shall become inoperative, and until the Regulations are amended the Control and Audit Department shall be governed by Russian law and regulatory acts.

Management Structure of CZP as of April 2006

The supreme governing body of CZP is the *general shareholders' meeting.*
The *Board of Directors* of the Company decides matters relating to overall corporate management of Company operations, except for matters referred to the competence of the general shareholders' meeting by the Company Charter.
The principal aim of the Board of Directors is to draw up a development strategy for the plant.
The *Management Board* performs the functions of the collective executive management body of the plant.
The *General Director* performs the functions of the sole executive body and chairman of the collective executive body of the Company (the Management Board).
The Company's executive bodies (sole and collective) ensure that the resolutions of the general shareholders' meeting and Board of Directors of the Company are carried out.

Basic Management Principles

- The Board of Directors reports to the shareholders and takes full responsibility for the plant.
- The Shareholders elect the members of the Board of Directors.
- The Shareholders elect the members of the Audit Commission.
- The Board of Directors elects the chairman of the Board of Directors and appoints the general director.
- The General Director's duty is to perform the functions of Chairman of the Management Board.
- The Board of Directors approves the management board upon the advice of the general director.

The terms of reference of the Board of Directors of the Company include matters relating to overall corporate management of Company operations, except for matters referred to the competence of the general shareholders' meeting by the Company Charter.

Between general meetings and meetings of the Board of Directors all matters relating to day-to-day management of Company operations are decided by the Company's Management Board, with the exception of matters referred to the competence of the general shareholders' meeting or the Board of Directors of the Company.

Board of Directors of CZP:

Alexander A. Fedorov – chairman of the Board of Directors

Boris D. Birman
Berislav Galovich
Vsevolod V. Geikhman
Alexander V. Zatonsky
Leonid A. Kazanbaev
Andrei I. Komarov
Sergei N. Manuilov
Sergei I. Moiseyev
Radik V. Sharifzyanov
Alexei V. Shilov

Management Board of CZP:

Vsevolod V. Geikhman – chairman of the Management Board

Leonid A. Kazanbaev
Petr V. Kondakov
Vasily V. Krokhalev-Lyalin
Pavel A. Ryzhiy
Nella I. Sukhanova

Person undertaking the functions of sole executive body:

Vsevolod V. Geikhman – general director

In accordance with the Company Charter ***supervision of the financial and business operations*** of the Company is undertaken by the audit commission. The procedures of the audit commission are defined in the Regulations on the Procedures of the Audit Commission of the Company adopted by the general shareholders' meeting.

Audit Commission of CZP

Yuri V. Reshetnikov – chairman of the audit commission

Lyubov A. Arnold
Valentin M. Chmyr

Management Structure of CZP as of August 2006

The supreme governing body of CZP is the *general shareholders' meeting.*
The *Board of Directors* of the Company decides matters relating to overall corporate management of Company operations, except for matters referred to the competence of the general shareholders' meeting by the Company Charter.
The principal aim of the Board of Directors is to draw up a development strategy for the plant.
The *Management Board* performs the functions of the collective executive management body of the plant.
The *General Director* performs the functions of the sole executive body and chairman of the collective executive body of the Company (the Management Board).
The Company's executive bodies (sole and collective) ensure that the resolutions of the general shareholders' meeting and Board of Directors of the Company are carried out.

Basic Management Principles

- The Board of Directors reports to the shareholders and takes full responsibility for the plant.
- The Shareholders elect the members of the Board of Directors.
- The Shareholders elect the members of the Audit Commission.
- The Board of Directors elects the chairman of the Board of Directors and appoints the general director.
- The General Director's duty is to perform the functions of Chairman of the Management Board.
- The Board of Directors approves the management board upon the advice of the general director.

The terms of reference of the Board of Directors of the Company include matters relating to overall corporate management of Company operations, except for matters referred to the competence of the general shareholders' meeting by the Company Charter.

Between general meetings and meetings of the Board of Directors all matters relating to day-to-day management of Company operations are decided by the Company's Management Board, with the exception of matters referred to the competence of the general shareholders' meeting or the Board of Directors of the Company.

Board of Directors of CZP:

Sergei I. Moiseyev – chairman of the Board of Directors

Boris D. Birman
Vsevolod V. Geikhman
Leonid A. Kazanbaev
Alexander A. Fedorov
Radik V. Sharifzyanov
Alexei V. Shilov

Management Board of CZP:

Vsevolod V. Geikhman – chairman of the Management Board

Berislav Galovich
Alexander V. Zatonsky
Petr V. Kondakov
Vasily V. Krokhalev-Lyalin
Pavel A. Ryzhiy
Nella I. Sukhanova

Person undertaking the functions of sole executive body:

Vsevolod V. Geikhman – general director

In accordance with the Company Charter ***supervision of the financial and business operations*** of the Company is undertaken by the audit commission. The procedures of the audit

commission are defined in the Regulations on the Procedures of the Audit Commission of the Company adopted by the general shareholders' meeting.

Audit Commission of CZP

Oleg V. Baidin – chairman of the audit commission

Yevgeny G. Golovachov
Dina A. Mikryukova

Summary of Quarterly report

Issuer:	Open Joint Stock Company Chelyabinsk Zinc Plant (the "Issuer")
Period:	4th Quarter 2005
Issuer's place of business:	24, Sverdlovskyi tract, Chelyabinsk, 454008, Russian Federation.
Issuer's Contact Person:	Babikova Elena Ivanovna, Head of Department for Operations with Property and Estate Tel.: (351) 799-00-35, fax: (351) 799-00-36 E-mail: eib@zinc.ru

Webpage containing information disclosed in this Quarterly Report:
www.zinc.ru

Information contained in the Quarterly Report:

8.4. Information on person(s) providing security against bonds of the issue

8.5. Terms of performance security in respect of bonds of the issue

8.6. Information on organizations responsible for registration of title to Issuer's securities

8.7. Information on statutes regulating import and export of capital which may affect distribution of dividends, payment of interests and other payments to non-residents

8.8. Description of taxation of profits received on outstanding and offered securities of Issuer

8.9. Information on declared (accrued) and distributed dividends on Issuer's shares and income on Issuer's bonds

8.10. Other information

Summary of Quarterly report

Issuer:	Open Joint Stock Company Chelyabinsk Zinc Plant (the "Issuer")
Period:	1st Quarter 2006
Issuer's place of business:	24, Sverdlovskyi tract, Chelyabinsk, 454008, Russian Federation.
Issuer's Contact Person:	Babikova Elena Ivanovna, Head of Department for Operations with Property and Estate
	Tel.: (351) 799-00-35, fax: (351) 799-00-36 E-mail: eib@zinc.ru

Webpage containing information disclosed in this Quarterly Report:
www.zinc.ru

Information contained in the Quarterly Report:

Summary of Quarterly report

Issuer: Open Joint Stock Company Chelyabinsk Zinc Plant (the "Issuer")

Period: 2nd Quarter 2006

Issuer's place of business: 24, Sverdlovskyi tract, Chelyabinsk, 454008, Russian Federation.

Issuer's Contact Person: Babikova Elena Ivanovna, Head of Department for Operations with Property and Estate

Tel.: (351) 799-00-35, fax: (351) 799-00-36
E-mail: eib@zinc.ru

Webpage containing information disclosed in this Quarterly Report:
www.zinc.ru

Information contained in the Quarterly Report:

6.2. Information on Issuer's shareholders holding 5 or more percent of its charter (share) capital or 5 or more percent of its ordinary shares, as well as shareholders of such entities holding 20 or more percent of their charter (share) capital or 20 or more percent of their ordinary shares

6.3. Information on the share of the state or municipal unit in the Issuer's charter (share) capital, existence of a special right

6.4. Information on the limitations for participation in the Issuer's charter (share) capital

6.5. Information on alterations in composition and size of holdings of Issuer's shareholders holding 5 or more percent of its charter (share) capital or 5 or more percent of its ordinary shares

6.6. Information on the Issuer's transactions, in the conclusion of which there is an interest

6.7. Information on accounts receivable

VII. Issuer's accounting statements and other financial data

7.1. Issuer's annual accounting statements

7.2. Issuer's quarterly accounting statements for the most recent reporting quarter

7.3. Issuer's consolidated accounting statements for the past three completed financial years or for each completed financial year

7.4. Information on the Issuer's accounting policy

7.5. Total volume of export sales and their share in the total volume of sales

7.6. Information on the value of the Issuer's real estate and the material variations in Issuer's property after the end of the last completed financial year

7.7. Issuer's litigations, which may be expected to have a material effect on Issuer's business and operations

VIII. Additional information about Issuer and Issuer's outstanding securities

8.1. Additional information about Issuer

8.1.1. Information on Issuer's charter (share) capital and its structure

8.1.2. Information on alterations in the charter (share) capital

8.1.3. Information on the formation and use of the Issuer's reserves and other funds

8.1.4. Information on the procedure of convening and holding of Issuer's supreme governing body meetings (conferences)

8.1.5. Information on commercial entities in which Issuer holds 5 or more percent of the charter (share) capital or 5 or more percent of the ordinary shares

8.1.6. Information on Issuer's material transactions

There were no material transactions, performed by the Issuer in the reporting quarter

8.1.7. Information on Issuer's credit ratings

8.2. Information about each class (type) of Issuer's shares

8.3. Information on the previous issues of securities by Issuer other than Issuer's shares

8.4. Information on person(s) providing security against bonds of the issue

8.5. Terms of performance security in respect of bonds of the issue

8.6. Information on organizations responsible for registration of title to Issuer's securities

8.7. Information on statutes regulating import and export of capital which may affect distribution of dividends, payment of interests and other payments to non-residents

8.8. Description of taxation of profits received on outstanding and offered securities of Issuer

8.9. Information on declared (accrued) and distributed dividends on Issuer's shares and income on Issuer's bonds

8.10. Other information

Addenda

Summary of Quarterly report

Issuer: Open Joint Stock Company Chelyabinsk Zinc Plant (the "Issuer")

Period: 3rd Quarter 2006

Issuer's place of business: 24, Sverdlovskyi tract, Chelyabinsk, 454008, Russian Federation.

Issuer's Contact Person: Babikova Elena Ivanovna, Head of Department for Operations with Property and Estate

Tel.: (351) 799-00-35, fax: (351) 799-00-36
E-mail: eib@zinc.ru

Webpage containing information disclosed in this Quarterly Report:
www.zinc.ru

Information contained in the Quarterly Report:

6.2. Information on Issuer's shareholders holding 5 or more percent of its charter (share) capital or 5 or more percent of its ordinary shares, as well as shareholders of such entities holding 20 or more percent of their charter (share) capital or 20 or more percent of their ordinary shares

6.3. Information on the share of the state or municipal unit in the Issuer's charter (share) capital, existence of a special right

6.4. Information on the limitations for participation in the Issuer's charter (share) capital

6.5. Information on alterations in composition and size of holdings of Issuer's shareholders holding 5 or more percent of its charter (share) capital or 5 or more percent of its ordinary shares

6.6. Information on the Issuer's transactions, in the conclusion of which there is an interest

6.7. Information on accounts receivable

VII. Issuer's accounting statements and other financial data

7.1. Issuer's annual accounting statements

7.2. Issuer's quarterly accounting statements for the most recent reporting quarter

7.3. Issuer's consolidated accounting statements for the past three completed financial years or for each completed financial year

7.4. Information on the Issuer's accounting policy

7.5. Total volume of export sales and their share in the total volume of sales

7.6. Information on the value of the Issuer's real estate and the material variations in Issuer's property after the end of the last completed financial year

7.7. Issuer's litigations, which may be expected to have a material effect on Issuer's business and operations

VIII. Additional information about Issuer and Issuer's outstanding securities

8.1. Additional information about Issuer

8.1.1. Information on Issuer's charter (share) capital and its structure

8.1.2. Information on alterations in the charter (share) capital

8.1.3. Information on the formation and use of the Issuer's reserves and other funds

8.1.4. Information on the procedure of convening and holding of Issuer's supreme governing body meetings (conferences)

8.1.5. Information on commercial entities in which Issuer holds 5 or more percent of the charter (share) capital or 5 or more percent of the ordinary shares

8.1.6. Information on Issuer's material transactions

Summary of Quarterly report

Issuer: Open Joint Stock Company Chelyabinsk Zinc Plant (the "Issuer")

Period: 4th Quarter 2006

Issuer's place of business: 24, Sverdlovskyi tract, Chelyabinsk, 454008, Russian Federation.

Issuer's Contact Person: Babikova Elena Ivanovna, Head of Department for Operations with Property and Estate

Tel.: (351) 799-00-35, fax: (351) 799-00-36
E-mail: eib@zinc.ru

Webpage containing information disclosed in this Quarterly Report:
www.zinc.ru

Information contained in the Quarterly Report:

8.4. Information on person(s) providing security against bonds of the issue

8.5. Terms of performance security in respect of bonds of the issue

8.6. Information on organizations responsible for registration of title to Issuer's securities

8.7. Information on statutes regulating import and export of capital which may affect distribution of dividends, payment of interests and other payments to non-residents

8.8. Description of taxation of profits received on outstanding and offered securities of Issuer

8.9. Information on declared (accrued) and distributed dividends on Issuer's shares and income on Issuer's bonds

8.10. Other information

Notice
of procedure for obtaining access to information contained in the quarterly report

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

2. Content of Notice

2.1. Name of document containing information to be made available: quarterly report for the 4th quarter of 2006.

2.2. Date of publication of the quarterly report on the web site used by the issuer for disclosure of information: February 9, 2007

2.3. Procedure for making copies of the quarterly report available to interested persons: a copy of the quarterly report can be made available to interested persons at their request for a fee, which shall not exceed the cost of producing such a copy, within 7 days of the relevant request.

3. Signature

3.1. Acting General Director ____________________ L.A. Kazanbaev
(signature)

3.2. Date February 9, 2007 [Company Seal]

List of Affiliates

Open Joint-Stock Company Chelyabinsk Zinc Plant

Issuer's Code: 4 5 0 4 0 - D

As of 31 12 2005

Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008

The information contained in this list of affiliates is subject to disclosure pursuant to the securities laws of the Russian Federation

Web site: ***www.zinc.ru***

General Director ____________________ **Vsevolod V. Geikhman**
(signature)

____________________, 2006

Issuer's codes	
Taxpayer	7448000013
Legal Entity	1027402551880

I. List of affiliates

as of 31 12 2005

Item No.	Full name of company (name of non-profit organization) or name in full of individual being an affiliate	Business address of legal entity or residential address of individual	Grounds for deeming the person or entity an affiliate	Date when such grounds came into effect	Share of affiliate in the charter capital of the company, %	Proportion of ordinary company shares held by the affiliate, %
1	2	3	4	5	6	7
1	Boris D. Birman	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005	0.019	0.019
2.	Berislav Galovich	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005		
3	Vsevolod V. Geikhman	Chelyabinsk, Russia	Member of the Board of Directors of CZP; Chairman of the Management Board of CZP; General Director of CZP	April 21, 2005	0.086	0.086
4.	Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005		
5	Leonid A. Kazanbaev	Chelyabinsk, Russia	Member of the Board of Directors of CZP; member of the Management Board of CZP	April 21, 2005	0.018	0.018
6.	Sergei N. Manuilov	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005		
7	Sergei I. Moiseyev	Moscow, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-
8	Alexander A. Fedorov	Chelyabinsk, Russia	Chairman of the Board of Directors of CZP	April 21, 2005	-	-
9	Radik V. Sharifzyanov	Moscow, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-

10	Alexei V. Shilov	Moscow, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-
1	2	3	4	April 21, 2005	6	7
11	Petr V. Kondakov	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	0.022	0.022
12	Vasily V. Krokhalev-Lyalin	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	-	-
13	Pavel A. Ryzhiy	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	-	-
14	Nella I. Sukhanova	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	0.001	0.001
15	NF Holdings B.V.	Lichtenauerlaan 90-3062 ME Rotterdam - The Netherlands	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	August 26, 2003	87.99	87.99
16	Limited Liability Company Sots-Service	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	February 16, 1998	-	-
17	Closed Joint-Stock Company Policom	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	September 16, 1996	-	-
1	2	3	4	5	6	7

18	Limited Liability Company RSO	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 19, 1999	-	-

II. There were no changes in the list of affiliates for the period from October 1, 2005 to December 31, 2005.

General Director of CZP V.V. Geikhman

List of Affiliates

Open Joint-Stock Company Chelyabinsk Zinc Plant

Issuer's Code: 4 5 0 4 0 - D

As of 3 1 . 0 3 . 2 0 0 6

Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008

The information contained in this list of affiliates is subject to disclosure pursuant to the securities laws of the Russian Federation

Web site: ***www.zinc.ru***

General Director	____________________ (signature)	**Vsevolod V. Geikhman**

____________________, 2006

Issuer's codes	
Taxpayer	7448000013
Legal Entity	1027402551880

I. List of affiliates

as of 31 03 2006

Item No.	Full name of company (name of non-profit organization) or name in full of individual being an affiliate	Business address of legal entity or residential address of individual	Grounds for deeming the person or entity an affiliate	Date when such grounds came into effect	Share of affiliate in the charter capital of the company, %	Proportion of ordinary company shares held by the affiliate, %
1	2	3	4	5	6	7
1	Boris D. Birman	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-
2.	Berislav Galovich	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005		
3	Vsevolod V. Geikhman	Chelyabinsk, Russia	Member of the Board of Directors of CZP; Chairman of the Management Board of CZP; General Director of CZP	April 21, 2005	-	-
4.	Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005		
5	Leonid A. Kazanbaev	Chelyabinsk, Russia	Member of the Board of Directors of CZP; member of the Management Board of CZP	April 21, 2005	-	-
6.	Sergei N. Manuilov	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005		
7	Sergei I. Moiseyev	Moscow, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-
8	Alexander A. Fedorov	Chelyabinsk, Russia	Chairman of the Board of Directors of CZP	April 21, 2005	-	-
9	Radik V. Sharifzyanov	Moscow, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-

10	Alexei V. Shilov	Moscow, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-
1	2	3	4	April 21, 2005	6	7
11	Petr V. Kondakov	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	-	-
12	Vasily V. Krokhalev-Lyalin	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	-	-
13	Pavel A. Ryzhiy	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	-	-
14	Nella I. Sukhanova	Chelyabinsk, Russia	Member of the Management Board of CZP	April 21, 2005	-	-
15	NF Holdings B.V.	Lichtenauerlaan 90-3062 ME Rotterdam - The Netherlands	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	August 26, 2003	87.99	87.99
16	Limited Liability Company Sots-Service	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	February 16, 1998	-	-
17	Closed Joint-Stock Company Policom	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	September 16, 1996	-	-
1	2	3	4	5	6	7

18	Limited Liability Company RSO	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 19, 1999	-	-

II. There were no changes in the list of affiliates for the period from January 1, 2006 to March 31, 2006.

General Director of CZP V.V. Geikhman

List of Affiliates

Open Joint-Stock Company Chelyabinsk Zinc Plant

Issuer's Code: | 4 | 5 | 0 | 4 | 0 | - | D |

As of | 3 | 0 | | 0 | 6 | | 2 | 0 | 0 | 6 |

Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008

The information contained in this list of affiliates is subject to disclosure pursuant to the securities laws of the Russian Federation

Web site: ***www.zinc.ru***

General Director ____________________ **Vsevolod V. Geikhman**

(signature)

____________________**, 2006**

Issuer's codes	
Taxpayer	7448000013
Legal Entity	1027402551880

I. List of affiliates

as of 30 06 2006

Item No.	Full name of company (name of non-profit organization) or name in full of individual being an affiliate	Business address of legal entity or residential address of individual	Grounds for deeming the person or entity an affiliate	Date when such grounds came into effect	Share of affiliate in the charter capital of the company, %	Proportion of ordinary company shares held by the affiliate, %
1	2	3	4	5	6	7
1	Boris D. Birman	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
2	Vsevolod V. Geikhman	Chelyabinsk, Russia	Member of the Board of Directors of CZP; Chairman of the Management Board of CZP; General Director of CZP	April 20, 2006 April 20, 2006 April 20, 2006	-	-
3	Leonid A. Kazanbaev	Chelyabinsk, Russia	Member of the Board of Directors of CZP; member of the Management Board of CZP	April 20, 2006 April 20, 2006	-	-
4	Sergei I. Moiseyev	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
5	Alexander A. Fedorov	Chelyabinsk, Russia	Chairman of the Board of Directors of CZP	April 20, 2006	-	-
6	Radik V. Sharifzyanov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
7	Alexei V. Shilov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
1	2	3	4	5	6	7
8	Berislav Galovich	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-

9	Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
10	Petr V. Kondakov	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
11	Vasily V. Krokhalev-Lyalin	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
12	Pavel A. Ryzhiy	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
13	Nella I. Sukhanova	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
14	NF Holdings B.V.	Lichtenauerlaan 90-3062 ME Rotterdam - The Netherlands	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	August 26, 2003	87.99	87.99
15	Limited Liability Company Sots-Service	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	February 16, 1998	-	-
16	Closed Joint-Stock Company Policom	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	September 16, 1996	-	-
1	2	3	4	5	6	7
17	Limited Liability Company RSO	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 19, 1999	-	-

18	Nova Trading&Commerce AG	Untermuli 7, CH 6300, Zug, Switzerland	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 10, 2006		

II. Changes in the list of affiliates over the period

from 01 04 2006 to 30 06 2006

Item No.	Type of change	Date of change	Date of record of change in the list of affiliates
1	Change of authority of affiliate	April 20, 2006	June 30, 2006

Details of affiliate prior to change:

2	3	4	5	6	7
Sergei N Manuilov	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-
Berislav Galovich	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-
Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 21, 2005	-	-

Details of affiliate following the change:

2	3	4	5	6	7
Sergei N Manuilov	Chelyabinsk, Russia	-	-	-	-
Berislav Galovich	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-

Item No.	Type of change	Date of change	Date of record of change in the list of affiliates
2	New entry in the list of affiliates	April 10, 2006	June 30, 2006

Details of affiliates after the change:

2	3	4	5	6	7
Nova Trading&Commerce AG	Untermuli 7, CH 6300, Zug, Switzerland	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 10, 2006	-	-

General Director of CZP V.V. Geikhman

List of Affiliates

Open Joint-Stock Company Chelyabinsk Zinc Plant

Issuer's Code: 4 5 0 4 0 - D

As of 3 0 0 9 2 0 0 6

Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008

The information contained in this list of affiliates is subject to disclosure pursuant to the securities laws of the Russian Federation

Web site: ***www.zinc.ru***

General Director ____________________ **Vsevolod V. Geikhman**

(signature)

____________________**, 2006**

Issuer's codes	
Taxpayer	7448000013
Legal Entity	1027402551880

I. List of affiliates

as of 30 09 2006

Item No.	Full name of company (name of non-profit organization) or name in full of individual being an affiliate	Business address of legal entity or residential address of individual	Grounds for deeming the person or entity an affiliate	Date when such grounds came into effect	Share of affiliate in the charter capital of the company, %	Proportion of ordinary company shares held by the affiliate, %
1	2	3	4	5	6	7
1	Boris D. Birman	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
2	Vsevolod V. Geikhman	Chelyabinsk, Russia	Member of the Board of Directors of CZP; Chairman of the Management Board of CZP; General Director of CZP	April 20, 2006 April 20, 2006 April 20, 2006	-	-
3	Leonid A. Kazanbaev	Chelyabinsk, Russia	Member of the Board of Directors of CZP; member of the Management Board of CZP	April 20, 2006 April 20, 2006	-	-
4	Sergei I. Moiseyev	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
5	Alexander A. Fedorov	Chelyabinsk, Russia	Chairman of the Board of Directors of CZP	April 20, 2006	-	-
6	Radik V. Sharifzyanov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
7	Alexei V. Shilov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
1	2	3	4	5	6	7
8	Berislav Galovich	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-

9	Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
10	Petr V. Kondakov	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
11	Vasily V. Krokhalev-Lyalin	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
12	Pavel A. Ryzhiy	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
13	Nella I. Sukhanova	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
14	NF Holdings B.V.	THE NETHERLANDS, Amsterdam, Saturnusstraat 25 i, 2132HB Hoofdorp	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	August 26, 2003	87.99	87.99
15	Limited Liability Company Sots-Service	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	February 16, 1998	-	-
16	Closed Joint-Stock Company Policom	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	September 16, 1996	-	-
1	2	3	4	5	6	7
17	Limited Liability Company RSO	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 19, 1999	-	-

18	Nova Trading&Commerce AG	Untermuli 7, CH 6300, Zug, Switzerland	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 10, 2006		

II. Changes in the list of affiliates over the period

from 01 07 2006 to 30 09 2006

Item No.	Type of change	Date of change	Date of record of change in the list of affiliates
1	Change of authority of affiliate	August 18, 2006	September 29, 2006

Details of affiliate prior to change:

2	3	4	5	6	7
Sergei I Moiseyev	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
Alexander A. Fedorov	Chelyabinsk, Russia	Chairman of the Board of Directors of CZP	April 20, 2006	-	-

Details of affiliate following change:

2	3	4	5	6	7
Sergei I Moiseyev	Moscow, Russia	Chairman of the Board of Directors of CZP	August 18, 2006	-	-
Alexander A. Fedorov	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-

General Director of CZP V.V. Geikhman

List of Affiliates

Open Joint-Stock Company Chelyabinsk Zinc Plant

Issuer's Code: 4 5 0 4 0 - D

As of 31 12 2006

Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008

The information contained in this list of affiliates is subject to disclosure pursuant to the securities laws of the Russian Federation

Web site: ***www.zinc.ru***

General Director ____________________ **Vsevolod V. Geikhman**
(signature)

____________________, 2007

Issuer's codes	
Taxpayer	7448000013
Legal Entity	1027402551880

I. List of affiliates

as of 31 12 2006

Item No.	Full name of company (name of non-profit organization) or name in full of individual being an affiliate	Business address of legal entity or residential address of individual	Grounds for deeming the person or entity an affiliate	Date when such grounds came into effect	Share of affiliate in the charter capital of the company, %	Proportion of ordinary company shares held by the affiliate, %
1	2	3	4	5	6	7
1	Boris D. Birman	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
2	Vsevolod V. Geikhman	Chelyabinsk, Russia	Member of the Board of Directors of CZP; Chairman of the Management Board of CZP; General Director of CZP	April 20, 2006 April 20, 2006 April 20, 2006	-	-
3	Leonid A. Kazanbaev	Chelyabinsk, Russia	Member of the Board of Directors of CZP; member of the Management Board of CZP	April 20, 2006 April 20, 2006	-	-
4	Sergei I. Moiseyev	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
5	Alexander A. Fedorov	Chelyabinsk, Russia	Chairman of the Board of Directors of CZP	April 20, 2006	-	-
6	Radik V. Sharifzyanov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
7	Alexei V. Shilov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
1	2	3	4	5	6	7
8	Berislav Galovich	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-

9	Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
10	Petr V. Kondakov	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
11	Vasily V. Krokhalev-Lyalin	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
12	Pavel A. Ryzhiy	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
13	Nella I. Sukhanova	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
14	NF Holdings B.V.	THE NETHERLANDS, Amsterdam, Saturnusstraat 25 i, 2132HB Hoofdorp	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	August 26, 2003	52.34	52.34
15	Limited Liability Company Sots-Service	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	February 16, 1998	-	-
1	2	3	4	5	6	7
16	Limited Liability Company RSO	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 19, 1999	-	-
17	Nova Holding AG	Untermuli 7, CH 6300, Zug, Switzerland	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	November 7, 2006		

II. Changes in the list of affiliates over the period

from 01 10 2006 to 31 12 2006

Item No.	Type of change	Date of change	Date of record of change in the list of affiliates
1	Absence of grounds for deeming the person or entity an affiliate	December 28 2006	December 28 2006

Details of affiliate prior to change:

2	3	4	5	6	7
Closed Joint-Stock Company Policom	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	September 16, 1996	-	-

Details of affiliate following the change:

2	3	4	5	6	7
Closed Joint-Stock Company Policom	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Following the reduction of the issuer's share in the charter capital of Policom from 35.4% to 15.4%, this legal entity no longer has grounds to be deemed an affiliate	December 28 2006	-	-

Item No.	Type of change	Date of change	Date of record of change in the list of affiliates
2	Change of name of legal entity	November 7, 2006	December 29, 2006

Details of affiliate prior to change:

2	3	4	5	6	7
Nova Trading&Commerce AG	Untermuli 7, CH 6300, Zug, Switzerland	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of	April 10, 2006	-	-

		such legal entity			

Details of affiliate following change:

2	3	4	5	6	7
Nova Holding AG	Untermuli 7, CH 6300, Zug, Switzerland	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 10, 2006	-	-

Item No.	Type of change	Date of change	Date of record of change in the list of affiliates
3	**Change in the participation interest of a legal entity in the charter capital of the issuer**	December 28, 2006	December 29, 2006

Details of affiliate following change:

2	3	4	5	6	7
NF Holdings B.V.	THE NETHERLANDS, Amsterdam, Saturnusstraat 25 i, 2132HB Hoofdorp	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	August 26, 2003	87.99	87.99

Details of affiliate following change:

2	3	4	5	6	7
NF Holdings B.V.	THE NETHERLANDS, Amsterdam, Saturnusstraat 25 i, 2132HB Hoofdorp	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	December 28, 2006	52.34	52.34

General Director of CZP V.V. Geikhman

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on Dates of Close of Register"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0845040D03032006.

2. Content of Notice

2.1. Class, category (type), series and other identifying features of registered securities: ordinary registered uncertified shares (state registration number **1-01-45040-D**).

2.2. Purpose of compiling the list of registered securities holders: for participation in the annual general shareholders' meeting.

2.3. Date of the list of registered securities holders: March 3, 2006.

2.4. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution on the date on which the list of registered securities holders should be compiled was adopted (or other decision forming the basis of establishing the date on which such list should be compiled): March 3, 2006 (Board of Directors minutes dated March 3, 2006 (no number).

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: March 3, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on issuer's one-time transactions amounting to or in connection with property valued at 10 percent or more of the issuer's assets as of the date of the transaction"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0445040D31032006.

2. Content of Notice

2.1. Type and subject of transaction: **Agreement on the Extension of a US Dollar Loan by Bayerische Hypo- und Vereinsbank AG (BHV) to Joint-Stock Company Chelyabinsk Zinc Plant (Borrower).**

2.2. Content of transaction, including legal rights and obligations which the transaction in question is directed towards establishing, amending or terminating: **obtaining financing from Bayerische Hypo- und Vereinsbank AG (BHV) (Munich, Germany) in the form of a loan.**

2.3. Term of discharge of obligations under the transaction: **60 months from commencement of the loan**; parties and beneficiaries under the transaction: **JSC Chelyabinsk Zinc Plant (Borrower), Bayerische Hypo- und Vereinsbank AG (BHV) (Creditor),** amount of transaction in monetary terms and as a percentage of the issuer's assets: **amount of the loan under the Agreement (US$70 million) is equivalent to 1,943,382,000 rubles in accordance with the official exchange rate set by the Bank of Russia as of the date of the agreement, which represents 36.29% of the value of the assets of Chelyabinsk Zinc Plant.**

2.4. Issuer's asset value as of the end of the quarter preceding consummation of the transaction (date of execution of the agreement) and in relation to which the financial statements have been prepared in accordance with Russian law: **5,354,120,000 rubles.**

2.5. Date of the transaction (execution of the agreement) **March 31, 2006.**

2.6. Details of approval of transaction in the event that such transaction is a major or interested party transaction in relation to the issuer

2.6.1. Category of transaction (major transaction; interested party transaction in relation to the issuer; major transaction which is also an interested party transaction in relation to the issuer): **the subject of the transaction is property with a value of more than 25% of the net asset value of Chelyabinsk Zinc Plant. The transaction is deemed a major transaction.**
2.6.2. Issuer's management body adopting the resolution approving the transaction: **Board of Directors of Chelyabinsk Zinc Plant.**

2.6.3. Date of resolution approving the transaction: **March 15, 2006.**
2.6.4. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution approving the transaction was adopted: **Minutes of the Board of Directors meeting of Chelyabinsk Zinc Plant dated March 15, 2006 (no number).**

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: March 31, 2006

3.3. Chief Accountant V.V. Krokhalev-Lyalin
3.4. Date: March 31, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on issuer's one-time transactions amounting to or in connection with property valued at 10 percent or more of the issuer's assets as of the date of the transaction"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 0445040D31032006.

2. Content of Notice

2.1. Type and subject of transaction: **Agreement on the Extension of a US Dollar Loan by Closed Joint-Stock Company International Moscow Bank and Banque Commerciale pour l'Europe du Nord – Eurobank (BCEN) to Joint-Stock Company Chelyabinsk Zinc Plant (Borrower).**

2.2. Content of transaction, including legal rights and obligations which the transaction in question is directed towards establishing, amending or terminating: **obtaining a loan from JSC International Moscow Bank and Banque Commerciale pour l'Europe du Nord – Eurobank (BCEN) (Paris, France) for purposes of pre-export financing.**

2.3. Term of discharge of obligations under the transaction: **60 months from commencement of the loan**; parties and beneficiaries under the transaction: **JSC Chelyabinsk Zinc Plant (Borrower), JSC International Moscow Bank and Banque Commerciale pour l'Europe du Nord – Eurobank (BCEN) (Creditor),** amount of transaction in monetary terms and as a percentage of the issuer's assets: **amount of the loan under the Agreement (US$68.5 million) is equivalent to 1,901,738,100 rubles in accordance with the official exchange rate set by the Bank of Russia as of the date of the agreement, which represents 35.52% of the value of the assets of Chelyabinsk Zinc Plant.**

2.4. Issuer's asset value as of the end of the quarter preceding consummation of the transaction (date of execution of the agreement) and in relation to which the financial statements have been prepared in accordance with Russian law: **5,354,120,000 rubles.**

2.5. Date of the transaction (execution of the agreement) **March 31, 2006.**

2.6. Details of approval of transaction in the event that such transaction is a major or interested party transaction in relation to the issuer

2.6.1. Category of transaction (major transaction; interested party transaction in relation to the issuer; major transaction which is also an interested party transaction in relation to the issuer): **the subject of the transaction is property with a value of more than 25% of the net asset value of Chelyabinsk Zinc Plant. The transaction is deemed a major transaction.**
2.6.2. Issuer's management body adopting the resolution approving the transaction: **Board of Directors of Chelyabinsk Zinc Plant.**

2.6.3. Date of resolution approving the transaction: **March 21, 2006.**
2.6.4. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution approving the transaction was adopted: **Minutes of the Board of Directors meeting of Chelyabinsk Zinc Plant dated March 21, 2006 (no number).**

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: March 31, 2006

3.3. Chief Accountant V.V. Krokhalev-Lyalin
3.4. Date: March 31, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on events leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0345040D28042006.

2. Content of Notice

2.1. Event (events) leading to a one-time increase in issuer's net profits or net losses of more than 10 percent: rise in world prices for issuer's primary production.

2.2. Date of the event leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent: April 28, 2006.

2.3. Issuer's net profits for the reporting period immediately preceding the reporting period during which the relevant fact arose (IV quarter of 2005): 207,885,000 rubles.

2.4. Issuer's net profits for the reporting period during which the relevant fact arose (I quarter of 2006): 344,550,000 rubles.

2.5. Change in the issuer's net profits in real terms and as a percentage: the increase in the issuer's net profits in real terms and as a percentage amounts to 136,665,000 rubles or 65.74%.

3. Signatures

3.1. General Director — V.V. Geikhman
3.2. Date: April 28, 2006

3.3. Chief Accountant — V.V. Krokhalev-Lyalin
3.4. Date: April 28, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on events leading to a one-time increase or reduction of more than 10 percent in the issuer's asset value"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0245040D28042006.

2. Content of Notice

2.1. Event (events) leading to a one-time increase of more than 10 percent in the issuer's asset value: obtaining financing from Bayerische Hypo- und Vereinsbank AG (BHV) (Munich, Germany) in the form of a loan.

2.2. Date of the event leading to a one-time increase of more than 10 percent in the issuer's asset value: April 28, 2006.

2.3. Issuer's asset value as of the end of the reporting period immediately preceding the reporting period during which the material fact arose (IV quarter of 2005): 5,354,120,000 rubles.

2.4. Issuer's asset value as of the end of the reporting period during which the relevant fact arose (I quarter of 2006): 7,591,001,000 rubles.

2.5. Change in the issuer's asset value in real terms and as a percentage: the increase in the issuer's asset value in real terms and as a percentage amounts to 2,236,881,000 rubles or 41.78%.

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: April 28, 2006

3.3. Chief Accountant V.V. Krokhalev-Lyalin
3.4. Date: April 28, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on resolutions of general meetings"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 1045040D03052006.

2. Content of Notice

2.1. Type of general meeting: annual.

2.2. Form of general meeting: collective presence of shareholders for discussion of agenda items and adoption of resolutions on items put to the vote, with voting ballots circulated (forwarded) prior to the general shareholders' meeting.

2.3. Date and venue of general meeting: April 20, 2006, Conference Hall of the plant administration building (bldg. 4), Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

2.4. Quorum of general meeting:
Number of votes held by holders of company voting shares registered as participants in the meeting as at the opening of the meeting: 568,738 votes, which amounts to 89.31% of all company voting shares.

2.5. Items put to the vote and the result of voting:

1. Adoption of the Company Annual Report, annual balance sheet (Form 1), Profit and Loss Account (Form 2), Statement of Changes in Equity (Form 3), Cashflow Statement (Form 4), Attachment to balance sheet (Form 5), Explanatory Note, and Audit-NAN Auditor's Report.

FOR - 565 935 votes (99.51%)
AGAINST - 1 370 votes (0.24%)
ABSTAINED - 330 votes (0.06%)
Number of invalid votes: 269.

Allocation of undistributed profits for 2005 to funding of priority activities of the Company as determined by the Board of Directors. No dividend to be declared or paid on outstanding ordinary Company shares.

FOR - 562 193 votes (98.85%)
AGAINST - 4 840 votes (0.85%)
ABSTAINED - 552 votes (0.1%)
Number of invalid votes: 319.

2. Approval of the size of the Board of Directors of JSC CZP at seven members.

FOR - 566 479 votes (99.6%)
AGAINST - 594 votes (0.1%)
ABSTAINED - 347 votes (0.06%)
Number of invalid votes: 484.

Election of the following members to the Board of Directors of CZP: Boris D. Birman, Vsevolod V. Geikhman, Leonid A. Kazanbaev, Sergey I. Moiseev, Alexander A. Fedorov, Radik V. Sharifzyanov, Alexei V. Shilov.

FOR

B.D. Birman	- 565,073 votes
V.V. Geikhman	- 573,417 votes
L.A. Kazanbaev	- 568,793 votes
S.I. Moiseev	- 563,247 votes
A.A. Fedorov	- 563,191 votes

R.V. Sharifzyanov - 563,189 votes
A.V. Shilov - 563,224 votes

AGAINST - 5 803 votes (0.13%)
ABSTAINED - 1 456 votes (0.04%)
Number of invalid votes: 7 854.

3. Approval of the size of the Audit Commission of JSC CZP at three members.

FOR - 566 222 votes (99.56%)
AGAINST - 773 votes (0.14%)
ABSTAINED - 346 votes (0.06%)
Number of invalid votes: 563.

Election of the following members to the Audit Commission of CZP: Oleg V. Baidin, Yevgeny G. Golovachov, Dina A. Mikrukova.

Oleg V. Baidin:
FOR - 565 106 votes (99.50%)
AGAINST - 820 votes (0.14%)
ABSTAINED - 675 votes (0.12%)
Number of invalid votes: 524.

Yevgeny G. Golovachov:
FOR - 565 086 votes (99.49%)
AGAINST - 834 votes (0.15%)
ABSTAINED - 668 votes (0.12%)
Number of invalid votes: 537.

Dina A. Mikrukova:
FOR - 565 260 votes (99.52%)
AGAINST - 834 votes (0.15%)
ABSTAINED - 508 votes (0.09%)
Number of invalid votes: 523.

4. Approval of external auditors of CZP: Audit-NAN and PricewaterhouseCoopers Audit.
FOR - 566 388 votes (99.59%)
AGAINST - 1 020 votes (0.18%)
ABSTAINED - 322 votes (0.06%)
Number of invalid votes:174.

2.5. Wording of resolutions adopted by the general meeting:

1. To adopt the Company Annual Report, annual balance sheet (Form 1), Profit and Loss Account (Form 2), Statement of Changes in Equity (Form 3), Cashflow Statement (Form 4), Attachment to balance sheet (Form 5), Explanatory Note, and Audit-NAN Auditor's Report.
To allocate undistributed profits for 2005 to funding of priority activities of the Company as determined by the Board of Directors. No dividend to be declared or paid on outstanding ordinary Company shares.

2. To approve the size of the Board of Directors of JSC CZP at seven members.
To elect the following members to the Board of Directors of CZP: Boris D. Birman, Vsevolod V. Geikhman, Leonid A. Kazanbaev, Sergey I. Moiseev, Alexander A. Fedorov, Radik V. Sharifzyanov, Alexei V. Shilov.

3. To approve the size of the Audit Commission of JSC CZP at three members.
To elect the following members to the Audit Commission of CZP: Oleg V. Baidin, Yevgeny G. Golovachov, Dina A. Mikrukova.

4. To approve as external auditors of CZP: Audit-NAN and PricewaterhouseCoopers Audit.

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: May 3, 2006

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on Dates of Close of Register"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 0845040D03032006.

2. Content of Notice

2.1. Class, category (type), series and other identifying features of registered securities: ordinary registered uncertified shares (state registration number **1-01-45040-D**).

2.2. Purpose of compiling the list of registered securities holders: for participation in the extraordinary general shareholders' meeting.

2.3. Date of the list of registered securities holders: July 3, 2006.

2.4. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution on the date on which the list of registered securities holders should be compiled was adopted (or other decision forming the basis of establishing the date on which such list should be compiled): Board of Directors minutes dated July 6, 2006 (no number).

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: July 6, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on events leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 0345040D31072006.

2. Content of Notice

2.1. Event (events) leading to a one-time increase in issuer's net profits or net losses of more than 10 percent: rise in world prices for issuer's primary production.

2.2. Date of the event leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent: July 31, 2006.

2.3. Issuer's net profits for the reporting period immediately preceding the reporting period during which the relevant fact arose (I quarter of 2006): 344,550,000 rubles.

2.4. Issuer's net profits for the reporting period during which the relevant fact arose (II quarter of 2006): 632,804,000 rubles.

2.5. Change in the issuer's net profits in real terms and as a percentage: the increase in the issuer's net profits in real terms and as a percentage amounts to 288,254,000 rubles or 83.66%.

3. Signatures

3.1. General Director — V.V. Geikhman
3.2. Date: July 31, 2006

3.3. Chief Accountant — V.V. Krokhalev-Lyalin
3.4. Date: July 31, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on events leading to a one-time increase or reduction of more than 10 percent in the issuer's asset value"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0245040D31072006.

2. Content of Notice

2.1. Event (events) leading to a one-time increase of more than 10 percent in the issuer's asset value: obtaining financing from Banque Commerciale pour l'Europe du Nord – Eurobank (BCEN) (Paris, France) in the form of a loan.

2.2. Date of the event leading to a one-time increase of more than 10 percent in the issuer's asset value: July 31, 2006.

2.3. Issuer's asset value as of the end of the reporting period immediately preceding the reporting period during which the material fact arose (I quarter of 2006): 7,591,001,000 rubles.

2.4. Issuer's asset value as of the end of the reporting period during which the relevant fact arose (II quarter of 2006): 9,825,145,000 rubles.

2.5. Change in the issuer's asset value in real terms and as a percentage: the increase in the issuer's asset value in real terms and as a percentage amounts to 2,234,144,000 rubles or 29.43%.

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: July 31, 2006

3.3. Chief Accountant V.V. Krokhalev-Lyalin
3.4. Date: July 31, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on Dates of Close of Register"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0845040D04082006.

2. Content of Notice

2.1. Class, category (type), series and other identifying features of registered securities: ordinary registered uncertified shares (state registration number **1-01-45040-D**).

2.2. Purpose of compiling the list of registered securities holders: for participation in the extraordinary general shareholders' meeting.

2.3. Date of the list of registered securities holders: August 3, 2006.

2.4. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution on the date on which the list of registered securities holders should be compiled was adopted (or other decision forming the basis of establishing the date on which such list should be compiled): Board of Directors minutes dated August 4, 2006 (no number).

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: August 4, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on resolutions of general meetings"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 1045040D18082006.

2. Content of Notice

2.1. Type of general meeting: extraordinary.

2.2. Form of general meeting: collective presence of shareholders for discussion of agenda items and adoption of resolutions on items put to the vote, with voting ballots circulated (forwarded) prior to the general shareholders' meeting.

2.3. Date and venue of general meeting: August 18, 2006, Conference Hall of the plant administration building (bldg. 4), Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

2.4. Quorum of general meeting:
Number of votes held by holders of company voting shares registered as participants in the meeting as at the opening of the meeting: 563,808 votes, which amounts to 88.54% of all company voting shares.

2.5. Items put to the vote and the result of voting :

1. Determination of the maximum number of authorized additional ordinary registered uncertified shares of CZP at 50,000,000 (fifty million) shares with a par value of 1 (one) ruble each for a total amount of 50,000,000 (fifty million) rubles.

The authorized shares bestow exactly the same rights as outstanding ordinary registered shares of CZP in accordance with the Company charter and the provisions of applicable Russian law.

FOR -	562 607 votes (99.79 %)
AGAINST -	715 votes (0.13%)
ABSTAINED -	486 votes (0.09%)

Number of invalid votes: 0.

2. Adoption of a new Charter for JSC Chelyabinsk Zinc Plant.

FOR -	563 104 votes (99.88 %)
AGAINST -	504 votes (0.09 %)
ABSTAINED -	186 votes (0.03 %)

Number of invalid votes: 0.

3. Adoption of new Regulations on the General Shareholders' Meeting of JSC Chelyabinsk Zinc Plant.

FOR -	563 026 votes (99.86 %)
AGAINST -	504 votes (0.09 %)
ABSTAINED -	264 votes (0.05 %)

Number of invalid votes: 0.

4. Adoption of new Regulations on the Board of Directors of JSC Chelyabinsk Zinc Plant.

FOR -	563 106 votes (99.88 %)
AGAINST -	361 votes (0.06 %)
ABSTAINED -	184 votes (0.03 %)

Number of invalid votes: 143.

5. Adoption of new Regulations on the Management Board of JSC Chelyabinsk Zinc Plant.

FOR -	562 761 votes (99.81 %)
AGAINST -	204 votes (0.04 %)
ABSTAINED -	271 votes (0.05 %)

Number of invalid votes: 558.

6. Adoption of new Regulations on the General Director of JSC Chelyabinsk Zinc Plant.

FOR -	562 990 votes (99.85 %)
AGAINST -	504 votes (0.09 %)
ABSTAINED -	184 votes (0.03 %)

Number of invalid votes: 116.

7. Adoption of the Code of Corporate Conduct of JSC Chelyabinsk Zinc Plant.

FOR -	562 947 votes (99.85 %)
AGAINST -	511 votes (0.09%)
ABSTAINED -	336 votes (0.06 %)

Number of invalid votes: 0.

2.5. Wording of resolutions adopted by the general meeting:

1. To determine the maximum number of authorized additional ordinary registered uncertified shares of CZP at 50,000,000 (fifty million) shares with a par value of 1 (one) ruble each for a total amount of 50,000,000 (fifty million) rubles.

The authorized shares bestow exactly the same rights as outstanding ordinary registered shares of CZP in accordance with the Company charter and the provisions of applicable Russian law.

2. To adopt a new Charter for JSC Chelyabinsk Zinc Plant.

3. To adopt new Regulations on the General Shareholders' Meeting of JSC Chelyabinsk Zinc Plant.

4. To adopt new Regulations on the Board of Directors of JSC Chelyabinsk Zinc Plant.

5. To adopt new Regulations on the Management Board of JSC Chelyabinsk Zinc Plant.

6. To adopt new Regulations on the General Director of JSC Chelyabinsk Zinc Plant.

7. To adopt the Code of Corporate Conduct of JSC Chelyabinsk Zinc Plant.

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: August 18, 2006

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on resolutions of general meetings"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 1045040D20092006.

2. Content of Notice

2.1. Type of general meeting: extraordinary.

2.2. Form of general meeting: collective presence of shareholders for discussion of agenda items and adoption of resolutions on items put to the vote, with voting ballots circulated (forwarded) prior to the general shareholders' meeting.

2.3. Date and venue of general meeting: September 18, 2006, Conference Hall of the plant administration building (bldg. 4), Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

2.4. Quorum of general meeting:
Number of votes held by holders of company voting shares registered as participants in the meeting as at the opening of the meeting: 4,897,714 votes, which amounts to 96.14% of all company voting shares.

2.5. Items put to the vote and the result of voting Содержание сообщения:

To approve as interested party transactions the following interrelated transactions under the program for listing of the ordinary registered shares of CZP (the "Shares") on the Russian Trading System Stock Exchange ("RTS") and for listing of the global depositary receipts evidencing the Shares (the "GDRs") on the Official List of the UKLA (the UK Listing Authority) and the admission of such Shares and GDRs to trading on the RTS and the London Stock Exchange, respectively. The beneficiary under these transactions will be CZP shareholder NF Holdings B.V. (the "Selling Shareholder"). The obligation of CZP to indemnify against any possible expenses, costs or damages (should such obligation to indemnify arise on the part of CZP) may exceed 2 percent of the net asset value of CZP in accordance with its financial statements for the last reporting period:
1. Underwriting Agreement between CZP, the Selling Shareholder and Credit Suisse Securities (Europe) Limited, as well as any other persons specified in a schedule to the Underwriting Agreement as managers ("Managers"), for services in connection with the listing of the Shares and GDRs on the RTS and the Official List of the UKLA, respectively, and the admission of such Shares and GDRs to trading on the RTS and the London Stock Exchange, respectively. Under the terms of the Underwriting Agreement CZP, *inter alia*, makes representations and warranties to the Managers on various aspects of the business of CZP and TOO Nova Zinc, and that all statements of fact contained in the Prospectus prepared by CZP for this project are true and accurate, and undertakes, *inter alia*, to maintain its listing and to indemnify the Managers for any possible expenses, costs or damages that the latter may incur in connection with the provision of services under the Underwriting Agreement, in particular, in the event that CZP breaches any of the representations and warranties contained in the Underwriting Agreement, and to indemnify the Managers for any possible legal fees and expenses that they may incur in connection with the sale to investors of the Shares and GDRs.
2. Deposit Agreement between CZP and The Bank of New York (the "Depositary") governing the establishment and maintenance of a program of Rule 144A and Regulation S GDRs evidencing the Shares and the obligation of CZP to indemnify the Depositary for any possible expenses, costs or damages that the latter may incur in connection with the provision of services under the Deposit Agreement.

To instruct the Chief Executive Officer of CZP to finalize the draft Underwriting Agreement and Deposit Agreement and any other documents, supplementary agreements or attachments relating to the Underwriting Agreement and Deposit Agreement, and to sign such together with the Chief Accountant of CZP on behalf of CZP.

Results of voting:
FOR : 369,490 votes (60.40% of all possible votes under this item);
AGAINST : 5,360 votes (0.88% of all possible votes under this item);
ABSTAINED : 34,664 votes (5.67% of all possible votes under this item).
Number of invalid votes: 440.

2.5. Wording of resolutions adopted by the general meeting:

To approve as interested party transactions the following interrelated transactions under the program for listing of the ordinary registered shares of CZP (the "Shares") on the Russian Trading System Stock Exchange ("RTS") and for listing of the global depositary receipts evidencing the Shares (the "GDRs") on the Official List of the UKLA (the UK Listing Authority) and the admission of such Shares and GDRs to trading on the RTS and the London Stock Exchange, respectively. The beneficiary under these transactions will be CZP shareholder NF Holdings B.V. (the "Selling Shareholder"). The obligation of CZP to indemnify against any possible expenses, costs or damages (should such obligation to indemnify arise on the part of CZP) may exceed 2 percent of the net asset value of CZP in accordance with its financial statements for the last reporting period:
1. Underwriting Agreement between CZP, the Selling Shareholder and Credit Suisse Securities (Europe) Limited, as well as any other persons specified in a schedule to the Underwriting Agreement as managers ("Managers"), for services in connection with the listing of the Shares and GDRs on the RTS and the Official List of the UKLA, respectively, and the admission of such Shares and GDRs to trading on the RTS and the London Stock Exchange, respectively. Under the terms of the Underwriting Agreement CZP, *inter alia*, makes representations and warranties to the Managers on various aspects of the business of CZP and TOO Nova Zinc, and that all statements of fact contained in the Prospectus prepared by CZP for this project are true and accurate, and undertakes, *inter alia*, to maintain its listing and to indemnify the Managers for any possible expenses, costs or damages that the latter may incur in connection with the provision of services under the Underwriting Agreement, in particular, in the event that CZP breaches any of the representations and warranties contained in the Underwriting Agreement, and to indemnify the Managers for any possible legal fees and expenses that they may incur in connection with the sale to investors of the Shares and GDRs.
2. Deposit Agreement between CZP and The Bank of New York (the "Depositary") governing the establishment and maintenance of a program of Rule 144A and Regulation S GDRs evidencing the Shares and the obligation of CZP to indemnify the Depositary for any possible expenses, costs or damages that the latter may incur in connection with the provision of services under the Deposit Agreement.

To instruct the Chief Executive Officer of CZP to finalize the draft Underwriting Agreement and Deposit Agreement and any other documents, supplementary agreements or attachments relating to the Underwriting Agreement and Deposit Agreement, and to sign such together with the Chief Accountant of CZP on behalf of CZP.

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: September 20, 2006

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on events leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0345040D30092006.

2. Content of Notice

2.1. Event (events) leading to a one-time reduction in issuer's net profits of more than 10 percent: rise in the cost price of production due to a rise in prices for raw materials following a rise in zinc prices, as well as investment into scheduled refurbishment of fixed assets in the III quarter.

2.2. Date of the event leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent: September 30, 2006.

2.3. Issuer's net profits for the reporting period immediately preceding the reporting period during which the relevant fact arose (IIquarter of 2006): 632,804,000 rubles.

2.4. Issuer's net profits for the reporting period during which the relevant fact arose (II quarter of 2006): 502,410,000 rubles.

2.5. Change in the issuer's net profits in real terms and as a percentage: the reduction in the issuer's net profits in real terms and as a percentage amounts to 130,394,000 rubles or 20.6%.

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: September 30, 2006

[Company Seal]

3.3. Chief Accountant V.V. Krokhalev-Lyalin
3.4. Date: September 30, 2006

NOTICE
OF INFORMATION THAT COULD HAVE A MATERIAL IMPACT ON THE PRICE OF COMPANY SECURITIES
DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: February 2, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of February 2, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

1. Open Joint-Stock Company Chelyabinsk Zinc Plant to purchase its outstanding ordinary registered shares, the total number not to exceed 44,575 (forty-four thousand five hundred seventy-five) shares.

The acquisition to take place on the following terms:

The purchase price of one ordinary registered share of Chelyabinsk Zinc Plant shall amount to 3,000 (three thousand) rubles.

The purchased shares are to be paid for in cash within 5 days of the record entry by the registrar maintaining the Register of Shareholders of Registered Securities of Chelyabinsk Zinc Plant of the securities purchase on the client account of the purchaser of the shares.

The period for purchase of the shares is March 7, 2006 to April 6, 2006.

2. 30 days prior to the start of the period during which the shares are to be purchased, to notify Company shareholders of the decision by sending each shareholder a Notice and form of written Application for the sale of shares held by the shareholder to the Company by registered mail to the address shown in the register, or to serve him/her personally with the Notice and form of written Application for the sale of shares held by the shareholder to the Company.

To approve the wording of the Notice and form of written Application.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: February 2, 2006

Notice
of information that could have a material impact
on the price of Company securities
DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: March 3, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of March 3, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

1. To approve and include the following nominations in the list of candidates for voting on elections to the Board of Directors of CZP:

- Boris D. Birman
- Vsevolod V. Geikhman
- Leonid A. Kazanbaev
- Sergei I. Moiseyev
- Alexander A. Fedorov
- Radik V. Sharifzyanov
- Alexei V. Shilov

2. To approve and include the following nominations in the list of candidates for voting on elections to the Audit Commission of CZP:

- Oleg V. Baidin
- Yevgeny G. Golovachev
- Dina A. Mikrukova

3. To approve and include the following candidates in the voting ballots for the appointment of the external auditors of CZP:

- Audit-NAN (Celyabinsk);
- international firm PricewaterhouseCoopers Audit.

4. To convene an annual general shareholders' meeting of CZP in the form of the collective presence of shareholders for discussion of agenda items and adoption of resolutions on items put to the vote, with voting ballots circulated (forwarded) prior to the annual general shareholders' meeting of CZP.

5. To approve:
- the date of the annual general shareholders' meeting of CZP: April 20, 2006;
- the time of the annual general shareholders' meeting of CZP: 12:00 PM;
- start of registration of meeting participants: 10:00 AM;
- venue of the annual general shareholders' meeting of CZP: Conference Hall of the plant administration building (bldg. 4), Sverdlovsky Trakt, 24, Chelyabinsk;
- postal address for forwarding completed voting ballots: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316.

6. To compile a list of persons entitled to take part in the annual general shareholders' meeting of CZP from the Register of Shareholders of Registered Securities of CZP as of March 3,2006.

7. To approve the following agenda for the annual general shareholders' meeting of CZP:

1. Adoption of the annual report and annual financial statements, including the profit and loss statement (profit and loss account) of CZP, and distribution of profit (including payment (announcement) of dividends) and losses of CZP based on the results of the financial year.
2. Election of the Board of Directors of CZP.
3. Election of the Audit Commission of CZP.
4. Appointment of the external auditors of CZP.

8. To approve the list of information (materials) to be made available to shareholders during preparations to conduct the annual general shareholders' meeting of CZP, and the procedure for familiarization with the information materials.

9. To approve the manner and procedure for notifying shareholders of the annual general shareholders' meeting of CZP.

10. To approve the wording and form of voting ballots for the annual general shareholders' meeting of CZP.

11. To appoint a secretariat for the annual general shareholders' meeting comprised of 3 persons to ensure supervision of the preparation of draft working documents for the annual general shareholders' meeting and that minutes of the meeting are drawn up and signed.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: March 3, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice
of information that could have a material impact
on the price of Company securities
DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: March 15, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of March 15, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

Pursuant to Articles 78 and 79 of the Federal Law on Joint-Stock Companies, to approve a major transaction – the Agreement on Extension of a Loan by Bayerische Hypo- und Vereinsbank AG (BHV) to Open Joint-Stock Company Chelyabinsk Zinc Plant in the amount of US$70,000,000 (seventy million) for a term of 60 (sixty) months at an interest rate of LIBOR + 3.60% (three and sixty one-hundredths of a percent) per annum.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: March 15, 2006

[Company Seal]

Notice
of information that could have a material impact
on the price of Company securities
DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: March 15, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of March 15, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

1. Pursuant to the requirements of Article 88 of the Federal Law on Joint-Stock Companies and Article 13 of the Federal Law on Accounting, to **approve** the Company Annual Report, annual balance sheet (Form 1), Profit and Loss Account (Form 2), Statement of Changes in Equity (Form 3), Cashflow Statement (Form 4), Attachment to balance sheet (Form 5), Explanatory Note, and Audit-NAN Auditor's Report.

To **table** for discussion at the annual General Shareholders' Meeting the following proposals for distribution of profit and announcement (payment) of dividends:
"Allocate undistributed profits for 2005 to funding of priority activities of the Company as determined by the Board of Directors. No dividend to be declared or paid on outstanding ordinary Company shares.".

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: March 20, 2006

[Company Seal]

**Notice of information
that could have a material impact
on the price of Company securities
DECISIONS ADOPTED BY THE BOARD OF DIRECTORS**

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: March 21, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of March 21, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

1. Determine the value of property involved in the major transaction, being the Agreement on the Extension of a US Dollar Loan by Closed Joint-Stock Company International Moscow Bank and Banque Commerciale pour l'Europe du Nord – Eurobank **(BCEN)** to Joint-Stock Company Chelyabinsk Zinc Plant (Borrower) for a total sum of US$68,500,000 (sixty-eight million five hundred thousand), plus interest at LIBOR + 3.60% (three and sixty one-hundredths of a percent) per annum. The amount of the loan under the Agreement is equivalent to 1,894,812,750 rubles (one billion eight hundred ninety-four million eight hundred twelve thousand seven hundred fifty) rubles in accordance with the official exchange rate set by the Bank of Russia.

2. Pursuant to Articles 78 and 79 of the Federal Law on Joint Stock Companies, approve the major transaction, being the Agreement on the Extension of a US Dollar Loan by Closed Joint-Stock Company International Moscow Bank and Banque Commerciale pour l'Europe du Nord – Eurobank **(BCEN)** to Joint-Stock Company Chelyabinsk Zinc Plant for the sum of US$68,500,000 (sixty-eight million five hundred thousand) for a term of 60 (sixty) months at the interest rate of LIBOR + 3.60% (three and sixty one-hundredths of a percent) per annum, plus an arrangement fee of 1.5% (one and five-tenths of a percent) of the sum of the loan, as well as a commitment fee of 1.5% (one and five-tenths of a percent) per annum charged on the amount outstanding on the loan.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: March 21, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of information
that could have a material impact
on the price of Company securities
DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: April 20, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of April 24, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

2.1. Election of A.A, Fedorov as Chairman of the Board of Directors of the Company.

2.2. Election of V.V. Geikhman as General Director (CEO) of the Company for a new three-year term. Authorize V.V. Geikhman on behalf of the Board of Directors to enter into employment contracts with members of the Management Board of the Company and members of the Board of Directors who are on the staff of CZP.

2.3. Appointment of the following members of the Management Board for a new term:

- V.V. Geikhman – General Director;
- B. Galovich – Commercial Director;
- A.V. Zatonsky – Production Director;
- P.V. KOndakov – Deputy Commercial Director;
- V.V. Krokhalyov-Lyalin – Chief Accountant;
- P.A. Ryzhiy – HR Director;
- N.I Sukhanova – Head of Planning and Economic Department.

2.4. Appointment of R.M. Safronov as secretary of the Board of Directors of the Company.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: April 24, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of information
that could have a material impact
on the price of Company securities
Acquisition by the company of an equity interest
in another commercial organization

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Full company name and address of the commercial organization in which the Company has acquired an equity interest:
Nova Trading&Commerce AG, Untermüli 6, CH 6300, Zug, Switzerland.

2.2. Equity interest of the Company in this organization prior to the event and, if this organization is a company, also the percentage ordinary shares held by the Company in such company prior to the event: 0%

2.3. Equity interest of the Company in this organization after the event and, if this organization is a company, also the percentage ordinary shares held by the Company in such company after the event: 51%

2.4. Date on which the equity interest of the Company in this organization was acquired: April 10, 2006.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: April 25, 2006

[Company Seal]

Notice of information
that could have a material impact
on the price of Company securities
DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: July 3, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of July 6, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

1. To convene an extraordinary general shareholders' meeting of CZP on the following terms:

1.1. Determine the form of the general shareholders' meeting: collective presence of shareholders for discussion of agenda items and adoption of resolutions on items put to the vote, with voting ballots circulated (forwarded) prior to the general shareholders' meeting of CZP;

1.2. Determine:

- the date of the annual general shareholders' meeting of CZP: August 18, 2006;
- the time of the annual general shareholders' meeting of CZP: 12:00 PM;
- start of registration of meeting participants: 10:00 AM;
- venue of the annual general shareholders' meeting of CZP: Conference Hall of the plant administration building (bldg. 4), Sverdlovsky Trakt, 24, Chelyabinsk;
- postal address for forwarding completed voting ballots: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316.

1.3. Establish the following procedure for notifying shareholders of the extraordinary general shareholders' meeting of CZP:

A notice of the extraordinary general shareholders' meeting of CZP is to be forwarded to each person included in the list of persons entitled to take part in the extraordinary general shareholders' meeting of CZP by registered mail (in accordance with the Supplementary Agreement to Agreement No. 24-R/3783 dated December 30, 2003 shareholders are to be notified by the registrar, Moskovsky Branch of JSC Registrar INTRAKO, Moscow). The deadline for forwarding the notice is July 28, 2006.

Approve the form of the Notice of the extraordinary general shareholders' meeting of CZP (Appendix 1).

1.4. Approve the following list of information (materials) to be made available to shareholders during preparations to conduct the extraordinary general shareholders' meeting of CZP:

- Charter of CZP – existing wording;
- Draft Charter of CZP – new wording;
- Draft Regulations on the General Shareholders' Meeting of CZP – new wording;

- Draft Regulations on the Board of Directors of CZP – new wording;
- Draft Regulations on the Management Board of CZP – new wording;
- Draft Regulations on the General Director of CZP – new wording;
- Draft Code of Corporate Conduct of CZP;
- Regulations on the General Shareholders' Meeting of CZP – existing wording;
- Regulations on the Board of Directors of CZP – existing wording;
- Regulations on the Management Board of CZP – existing wording;
- Regulations on the General Director of CZP – existing wording;
- Explanatory Note on adoption of new wordings for the Charter of CZP and Company by-laws governing the activities of Company bodies;
- Voting ballots;
- Details of the registrar of CZP undertaking the duties of the Counting Commission;
- other documents that must be made available to shareholders entitled to take part in the general shareholders' meeting.

Approve the following procedure for familiarization with the information materials:

Shareholders may familiarize themselves with the information (materials) that must be made available to shareholders during preparations to conduct the extraordinary general shareholders' meeting starting from July 28, 2006 (during business hours, from 10.00 AM to 5.00 PM) at the Property Department of CZP, as well as at the location of the registrar: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316, Russian Federation (during business hours, from 10.00 AM to 2.00 PM).

2. To approve the following agenda for the extraordinary general shareholders' meeting of CZP:

1. Determination of the number, par value, and class (type) of authorized additional shares and the rights underlying such shares.
2. Adoption of the Charter of CZP – new wording.
3. Adoption of the Regulations on the General Shareholders' Meeting of CZP – new wording.
4. Adoption of the Regulations on the Board of Directors of CZP – new wording.
5. Adoption of the Regulations on the Management Board of CZP – new wording.
6. Adoption of the Regulations on the General Director of CZP – new wording.
7. Adoption of the Code of Corporate Conduct of CZP.

3. Set the date for compiling the list of persons entitled to take part in the extraordinary general shareholders' meeting of CZP: July 3, 2006.

4. Approve the form and wording of the voting ballots for the extraordinary general shareholders' meeting of CZP (Appendix 2).

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: July 6, 2006

[Company Seal]

Notice of information
that could have a material impact
on the price of Company securities

DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: August 3, 2006.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of August 4, 2006 (no number).

2.3. Decisions adopted by the Board of Directors:

1. To convene an extraordinary general shareholders' meeting of CZP on the following terms:

1.1. Determine the form of the general shareholders' meeting: collective presence of shareholders for discussion of agenda items and adoption of resolutions on items put to the vote, with voting ballots circulated (forwarded) prior to the general shareholders' meeting of CZP;

1.2. Determine:

- the date of the extraordinary general shareholders' meeting of CZP: September 18, 2006;

- the time of the extraordinary general shareholders' meeting of CZP: 12:00 PM;

- start of registration of meeting participants: 11:00 AM;

- venue of the extraordinary general shareholders' meeting of CZP: Conference Hall of the plant administration building (bldg. 4), Sverdlovsky Trakt, 24, Chelyabinsk;

- postal address for forwarding completed voting ballots: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316.

1.3. Establish the following procedure for notifying shareholders of the extraordinary general shareholders' meeting of CZP:

A notice of the extraordinary general shareholders' meeting of CZP is to be forwarded to each person included in the list of persons entitled to take part in the extraordinary general shareholders' meeting of CZP by registered mail (in accordance with the Supplementary Agreement to Agreement No. 24-R/3783 dated December 30, 2003 shareholders are to be notified by the registrar, Moskovsky Branch of JSC Registrar INTRAKO, Moscow). The deadline for forwarding the notice is August 25, 2006.

Approve the form of the Notice of the extraordinary general shareholders' meeting of CZP.

1.4. Approve the following list of information (materials) to be made available to shareholders during preparations to conduct the extraordinary general shareholders' meeting of CZP:

- Draft Underwriting Agreement;

- Draft Deposit Agreement;
- Voting ballots;
- Details of the registrar of CZP undertaking the duties of the Counting Commission;
- Draft Resolutions of the extraordinary general shareholders' meeting;
- other documents that must be made available to shareholders entitled to take part in the general shareholders' meeting.

Approve the following procedure for familiarization with the information materials:

Shareholders may familiarize themselves with the information (materials) that must be made available to shareholders during preparations to conduct the extraordinary general shareholders' meeting starting from July 28, 2006 (during business hours, from 10.00 AM to 5.00 PM) at the Property Department of CZP, as well as at the location of the registrar: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316, Russian Federation (during business hours, from 10.00 AM to 2.00 PM).

2. To approve the following agenda for the extraordinary general shareholders' meeting of CZP:
   1.Approval of interested party transactions.

3. Set the date for compiling the list of persons entitled to take part in the extraordinary general shareholders' meeting of CZP: August 3, 2006.

4. Approve the form and wording of the voting ballots for the extraordinary general shareholders' meeting of CZP.

3. Signature

3.1. General Director V.V. Geikhman

3.2. Date: August 4, 2006

[Company Seal]

**Notice of information
that could have a material impact
on the price of Company securities
Acquisition by the company of an equity interest
in another commercial organization**

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper Chelyabinsky Rabochiy, periodical Supplement to FSFM of Russia Gazette.

2. Content of Notice

**2.1. Full company name and address of the commercial organization in which the Company has acquired an equity interest:
Nova Trading&Commerce AG, Untermüli 6, CH 6300, Zug, Switzerland.**

2.2. Equity interest of the Company in this organization prior to the event and, if this organization is a company, also the percentage ordinary shares held by the Company in such company prior to the event: 51%

2.3. Equity interest of the Company in this organization after the event and, if this organization is a company, also the percentage ordinary shares held by the Company in such company after the event: 100%

2.4. Date on which the equity interest of the Company in this organization was acquired: A*UGUST* 11, 2006.

3. Signature

3.1. General Director **V.V. Geikhman**
3.2. Date: August 11, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of information that could have a material impact on the price of Company securities Execution of an agreement with a stock exchange for listing of the issuer's securities (agreement with a stock exchange for inclusion of the issuer's securities in the list of securities traded on the stock exchange)

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Full company name (name) of stock exchange providing listing services for the Company's securities (stock exchange including the issuer's securities in the list of securities traded on the stock exchange: **Open Joint-Stock Company Russian Trading System Stock Exchange**.

2.2. Class, category, and type of issuer's securities listed on the stock exchange (included in the list of securities traded on the stock exchange): **ordinary registered uncertificated shares.**

2.3. Date and number of agreement for listing of the Company's securities (for inclusion of securities in the list of securities traded on the stock exchange): **October 19, 2006, Agreement for Listing Services No. 16/L/OA.**

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: October 20, 2006

Translated from Russian into English for information purposes

Notice of information
that could have a material impact
on the price of Company securities
Listing of issuer's securities
on a stock exchange

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Full company name of stock exchange: **Open Joint-Stock Company Russian Trading System Stock Exchange.**

2.2. Class, category, and type of issuer's securities listed on the stock exchange: **ordinary registered uncertificated shares.**

2.3. Name of list on which the issuer's securities are quoted: **V-List.**

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: October 20, 2006

Translated from Russian into English for information purposes

Notice of information
that could have a material impact
on the price of Company securities
Approval from the federal executive agency for the securities market
for the trading or placement of Company securities
outside the Russian Federation

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

2. Content of Notice

2.1. Class, category, and type of Company securities for which the federal executive agency for the securities market has given approval for trading or placement outside the Russian Federation: **Ordinary registered uncertificated shares (state registration number of securities issue 1-01-45040-D of November 3, 2003, state registration numbers of additional securities issues 1-01-45040-D-002D of July 4, 2006 and 1-01-45040-D-003D of October 12, 2006) numbering 1,354,885 (one million three hundred fifty-four thousand eight hundred eighty-five) ordinary registered uncertificated shares, and in the event that following placement of the ordinary registered uncertificated additional issue shares, state registration number 1-01-45040-D-003D of October 12, 2006, the issuer places less securities than the number shown in the registered resolution on the additional securities issue, numbering an amount not exceeding 25 percent of the total number of outstanding ordinary registered uncertificated shares of the issuer.**

2.2. The number of Company securities of the same class (category, type) already being traded outside the Russian Federation: **0 securities.**

2.3. The tradng of Company securities outside the Russian Federation is undertaken pursuant to foreign law by way of placement of securities of the following foreign issuer: **The Bank of New York.**

3. Signature

3.1. Acting General Director L.A. Kazanbaev
3.2. Date: October 30, 2006

[Company Seal]

Translated from Russian into English for information purposes

Notice of information
that could have a material impact
on the price of Company securities
Disclosure by the Company of interim (quarterly) or annual summary (consolidated) financial (accounting) statements prepared in accordance with International Financial Reporting Standards (IFRS)

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

2. Content of Notice

2.1. Type of financial (accounting) statements of the issuer (consolidated or for a legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (US GAAP), and the reporting period for which such financial (accounting) statements have been prepared: **consolidated interim financial statements and auditor's report as of June 30, 2006 prepared in accordance with International Accounting Standards No. 34; consolidated interim financial statements and auditor's report for the years ending December 31, 2005, 2004, and 2003 prepared in accordance with International Financial Reporting Standards (IFRS).**

2.2. Date of filing (submission) by the Company of its financial (accounting) statements with the relevant authority (organization) regulating the foreign securities market, or the foreign stock exchange and/or any other organizations under foreign law for purposes of public disclosure: **On November 8, 2006 the financial (accounting) statements of the Issuer are to be disclosed as part of the Offering Prospectus prepared in accordance with the Listing Rules of the U.K. Listing Authority in connection with admission to the official list of the U.K. Listing Authority (the competent UK listing body) of the global depositary receipts representing ordinary registered shares of the issuer and admission of the GDRs to trading on the London Stock Exchange.**

2.3. The financial reporting standards used to prepare the financial (accounting) statements of the issuer (IFRS or US GAAP): **International Accounting Standards No. 34; International Financial Reporting Standards (IFRS).**

2.4. Name in full of individual auditor or full company name and address of audit firm, license details (number, date of issue, validity period, issuing authority) to carry out audits if the relevant financial (accounting) statements have been audited, or indicate that the Company's financial (accounting) statements have not been audited: **Closed Joint-Stock Company PricewaterhouseCoopers Audit, Kosmodamianskaya Nab., 52, Bldg. 5, Moscow, 113054, Russia, License No. E 000376, date of issue: May 20, 2002, validity period from May 20, 2002 to May 20, 2007, licensing authority: Finance Ministry of Russia (Order No. 98).**

3. Signature

General Director — V.V. Geikhman
Date: November 8, 2006

[Company Seal]

Chief Accountat — V.V, Krokhalyov-Lyalin

Date: November 8, 2006

Translated from Russian into English for information purposes

Notice of information
that could have a material impact
on the price of Company securities
Disclosure by the Company of interim (quarterly) or annual summary (consolidated) financial (accounting) statements prepared in accordance with International Financial Reporting Standards (IFRS)

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

2. Content of Notice

2.1. Type of financial (accounting) statements of the issuer (consolidated or for a legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (US GAAP), and the reporting period for which such financial (accounting) statements have been prepared: **consolidated interim financial statements for the first nine months of 2006 as of September 30, 2006 prepared in accordance with International Accounting Standards No. 34; International Financial Reporting Standards (IFRS).**

2.2. Date of filing (submission) by the Company of its financial (accounting) statements with the relevant authority (organization) regulating the foreign securities market, or the foreign stock exchange and/or any other organizations under foreign law for purposes of public disclosure: **On December 28, 2006 the financial (accounting) statements of the Issuer are to be publicly disclosed through one of the regulatory information services of the UK Financial Services Authority.**

2.3. The financial reporting standards used to prepare the financial (accounting) statements of the issuer (IFRS or US GAAP): **International Accounting Standards No. 34; International Financial Reporting Standards (IFRS).**

2.4. Name in full of individual auditor or full company name and address of audit firm, license details (number, date of issue, validity period, issuing authority) to carry out audits if the relevant financial (accounting) statements have been audited, or indicate that the Company's financial (accounting) statements have not been audited: **the consolidated interim financial statements of CZP for the first nine months of 2006 have not been audited.**

3. Signature

General Director — V.V. Geikhman
Date: December 28, 2006

[Company Seal]

Chief Accountat — V.V, Krokhalyov-Lyalin
Date: December 28, 2006

Translated from Russian into English for information purposes

Notice of information
that could have a material impact
on the price of Company securities

Acquisition by the company of an equity (share capital, unit fund) interest in another commercial organization comprising not less than 5 percent, or part of the ordinary shares in a company comprising not less than 5 percent, and any changes to such interest if it exceeds or falls below 5, 10, 15, 25, 25, 30, 50 or 75 percent

1. General Information

1. 1. Full company name of issuer: ***Open Joint-Stock Company Chelyabinsk Zinc Plant.***

1.2. Short company name of issuer: ***JSC CZP.***

1.3. Address of issuer: ***Sverdlovsky Trakt, 24, Chelyabinsk, 454008***.

1.4. Issuer Primary State Registration Number: ***1027402551880.***

1.5. Issuer Taxpayer ID: ***7448000013.***

1.6. Unique issuer code assigned by registering authority: ***45040-D.***

1.7. Internet website address for information disclosure by issuer: ***www.zinc.ru***.

1.8. Newspaper(s) or periodical(s) for publication of information: ***regional daily newspaper Chelyabinsky Rabochiy, periodical Supplement to FSFM of Russia Gazette.***

2. Content of Notice

2.1. Full company name and address of the commercial organization in which the Company's equity interest has changed:
Closed Joint-Stock Company Policom.

2.2. Equity interest of the Company in this organization prior to the event and, if this organization is a company, also the percentage ordinary shares held by the Company in such company prior to the event: ***35.4%.***

2.3. Equity interest of the Company in this organization after the event and, if this organization is a company, also the percentage ordinary shares held by the Company in such company after the event: **15.4%.**

2.4. Date on which the equity interest of the Company in this organization changed: **December 28, 2006**.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: December 28, 2006

[Company Seal]

Translated from Russian into English for information purposes

**Notice of information
that could have a material impact
on the price of Company securities
Listing of issuer's securities
on a stock exchange**

1. General Information

1. 1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

2. Content of Notice

2.1. Full company name of stock exchange: **Open Joint-Stock Company Russian Trading System Stock Exchange.**

2.2. Class, category, and type of issuer's securities listed on the stock exchange: **ordinary registered uncertificated shares.**

2.3. Name of list on which the issuer's securities are quoted: **B-List.**

3. Signature

3.1. Acting General Director L.A. Kazanbaev
3.2. Date: February 9, 2007

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on securities issue by issuer"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0545040D11042006.

2. Content of Notice

2.1. The notice of material fact containing information on adoption of the resolution to place securities includes details of:

2.1.1. Class, category (type), series and other identifying features of registered securities: ordinary registered uncertified shares, state registration number 1-01-45040-D dated November 3, 2003.

2.1.2. Maturity date (for issuer's bonds or options): not applicable for this class of securities.

2.1.3. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: 4,457,572 (four million four hundred fifty-seven thousand five hundred seventy-two) securities with a par value of 1 (one) ruble each.

2.1.4. Placement method: distribution of additional shares to existing shareholders.

2.1.5. Other conditions of the securities issue established by the resolution on the issue: the period and procedure for placement of the shares, as well as the assets against which the charter capital is increased, are established in the Resolution on the Issue of Additional Shares.

2.1.6. In the event that registration of the securities prospectus is at the discretion of the issuer, proof that the issuer has taken on the obligation to disclose information on completion of each stage of the securities issue process: registration of the additional issue does not require registration of a securities prospectus.

2.1.7. Issuer's management body adopting the resolution on placement of securities: Board of Directors.

2.1.8. Date and venue of the meeting of the authorized management body of the issuer at which the resolution on placement of securities was adopted: April 11, 2006, Sverdlovsky Trakt, 24, Chelyabinsk.

2.1.9. Quorum and results of voting on adoption of the resolution on placement of securities: Of the elected members of the Board of Directors ten took part in the meeting. A quorum was established. The meeting of the Board of Directors was declared legally competent. The resolution on placement of securities was adopted unanimously.

2.1.10. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution on placement of securities was adopted: Minutes dated April 11, 2006 (no number).

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: April 11, 2006

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on adoption by the authorized body of the issuer of a resolution on the securities issue"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 1145040D30052006.

2. Content of Notice

2.1. Issuer's management body adopting the resolution to endorse the decision on the securities issue (additional issue): Board of Directors.

2.2. Date of the meeting of the authorized management body of the issuer at which the resolution to endorse the decision on the securities issue (additional issue) was adopted: May 30, 2006.

2.3. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution to endorse the decision on the securities issue (additional issue) was adopted: Minutes dated May 30, 2006 (no number).

2.4. Class, category (type), series and other identifying features of the securities being issued: ordinary registered uncertified shares.

2.5. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: 4,457,572 (four million four hundred fifty-seven thousand five hundred seventy-two) securities with a par value of 1 (one) ruble each.

2.6. Type of securities offering; in the event of placement of securities by closed subscription – the scope of potential buyers of issued securities: distribution of additional shares to shareholders.

2.7. Securities offering price or method of determination thereof: additional shares to be placed by distribution of shares to shareholders against company assets at a par value of 1 (one) ruble per share.

2.8. Period (start and end date) of placement of securities or method of determination thereof: distribution of additional shares on the tenth business day from state registration of the additional share issue.

2.9. Other conditions of the securities issue established by the resolution on the securities issue: the assets against which the charter capital is increased are additional company equity.

2.10. In the event that registration of the securities prospectus is at the discretion of the issuer, proof that the issuer has taken on the obligation to disclose information on completion of each stage of the securities issue process: registration of the additional issue does not require registration of a securities prospectus.

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: May 30, 2006

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on securities issue by issuer"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 0545040D11042006.

2. Content of Notice

2.2. The notice of material fact containing information on adoption of the resolution to place securities includes details of:

2.2.1. Class, category (type), series and other identifying features of the securities: ordinary registered uncertified shares.

2.2.2. Maturity date (for issuer's bonds or options): not applicable for this class of securities.

2.2.3. State registration number of additional securities issue and date of state registration: 1-01-45040-D dated July 4, 2006.

2.2.4. Name of registering authority undertaking state registration of the additional securities issue: Urals Federal District regional branch of the FSFM of Russia.

2.2.5. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: 4,457,572 (four million four hundred fifty-seven thousand five hundred seventy-two) securities with a par value of 1 (one) ruble each.

2.2.6. Placement method: distribution of additional shares to existing shareholders.

2.2.7. Provision of preemptive rights to purchase securities to shareholders (or participants) of issuer and/or other persons: no such preemptive rights contemplated.

2.2.8. Securities offering price or method of determination thereof: additional shares to be placed by distribution of shares to shareholders against company assets at a par value of 1 (one) ruble per share.

2.2.9. Period of placement of securities or method of determination thereof: distribution of additional shares on the tenth business day from state registration of the additional share issue.

2.2.10. Proof that the securities prospectus has been/has not been registered at the same time as state registration of this additional securities issue: registration of the additional issue does not require registration of a securities prospectus.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: July 4, 2006

Translated from Russian into English for information purposes

Registered on _____ ______________ 200__

Regional Branch of the Federal Service for Financial Markets in the Ural Federal District

(registration authority)

____

(signature by a duly authorized officer)

(registration authority's seal)

REPORT ON THE RESULTS OF AN ADDITIONAL SECURITIES ISSUE

Chelyabinsk Zinc Plant Open Joint Stock Company

Four million four hundred fifty-seven thousand five hundred seventy-two (4,457,572) common registered uncertificated shares having a nominal value of one ruble (RUR 1) each and subject to distribution among shareholders

State registration number of the securities issue / additional securities issue:

1 - 0 1 - 4 5 0 4 0 - D - 0 0 2 D

State registration date the securities issue / additional securities issue:

July 4, 2006

Approved by the General Director of Chelyabinsk Zinc Plant OJSC

July 19, 2006 Order No. 114

Issuer's address: 24 Sverdlovsky Trakt, Chelyabinsk 454008

Contact telephone number: tel: (351) 799 0035

General Director: __________ V. V. Geikhman

signature

seal impression

Date: July 19, 2006

Chief Accountant: __________ V. V. Krokhalev-Lyalin

signature

Date: July 19, 2006

1. Type and class/category of securities: common registered shares.

2. Form of securities: uncertificated securities.

3. Securities distribution method:
Distribution of additional shares among the joint stock company's shareholders.

4. Actual securities placement date:
The additional issue shares were distributed on July 18, 2006 (on the tenth business day after the state registration date of the additional share issue).

5. Nominal value per security: one ruble (RUR 1).

6. Number of the securities distributed:
The additional issue shares distributed among shareholders number **four million four hundred fifty-seven thousand five hundred seventy-two (4,457,572)** shares.

7. Distribution price(s) for the securities:
Not applicable to the given distribution method.

8. Total amount of receipts for the distributed securities:
Not applicable to the given distribution method.

9. Share of the securities failure to distribute which renders the securities issue / additional securities issue unsuccessful:
Not applicable to the given distribution method.

10. Share of the securities in the issue / additional issue that have been issued, but remained undistributed:
Not applicable to the given distribution method.

11. Issuer's major transactions and related party transactions executed in the process of the securities' distribution:
Not applicable to the given distribution method.

12. Information about the persons on record in the Issuer's register and the persons serving on the Issuer's governing bodies (as on the share distribution date):

a) Persons on record in the Issuer's share register as holding shares that represent at least 2% of the Issuer's share capital:
NF Holdings B.V. (Private Limited Liability Company), The Netherlands.
Ownership interest in the Issuer's share capital: **87.99%**

Persons on record in the Issuer's share register as holding common shares that represent at least 2% of the Issuer's common shares:
NF Holdings B.V. (Private Limited Liability Company), The Netherlands.
Percentage of the Issuer's common shares belonging to the shareholder: **87.99%**

Persons on record in the Issuer's share register as representing registered securities convertible into the Issuer's shares if, once converted into such shares, such securities add up, together with the shares already registered in the name of such persons, in each case to at least 2% of the Issuer's share capital: **none.**

Persons on record in the Issuer's share register as representing registered securities convertible into the Issuer's common shares if, once converted into such shares, such securities add up, together with the common shares already registered in the name of such persons, in each case to at least 2% of the Issuer's common shares: **none.**

b) Members of the issuing joint stock company's Board of Directors / Supervisory Board:

1. Alexander Anatolyevich Fedorov
Position held in the joint stock company: **Chairman of the Board of Directors.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Chelyabinsk Pipe Mill OJSC	21 Mashinostroitelei Street, Chelyabinsk 454129	Chairman of the Board of Directors
Pervouralsky Novotrubny Zavod OJSC	1 Torgovaya Street, Pervouralsk, Sverdlovsk Region 623112, Russian Federation	Member of the Board of Directors
MeTriS Comprehensive Supply System CJSC	Building 1, 4 Donskaya Street, Moscow 119049, Russian Federation	Member of the Board of Directors
Magnitogorsk-Based Vostokmetallurgmontazh Mechanical Engineering Blanks Factory CJSC	124 Kirov Street, Magnitogorsk, Chelyabinsk Region 455007, Russian Federation	Member of the Board of Directors
Special Mounting Products Factory CJSC	26 Verkhniye Polya Street, Moscow 109429, Russian Federation	Member of the Board of Directors
ChTPZ - Complex Pipe Systems CJSC	Room 310, 75 Sadovnicheskaya Street, Moscow 115035, Russian Federation.	Chairman of the Board of Directors
ChTZ-Meta CJSC	Building 1, 22 Bolshoi Karetny Lane, Moscow 127051, Russian Federation	Member of the Board of Directors
Pipeline Riders CJSC	Zheleznodorozhny, Kopeisk, Chelyabinsk Region, 456656, Russian Federation	Chairman of the Board of Directors
Uraltrubostal Trading House CJSC	Building 2, 1 Torgovaya Street, Pervouralsk, Sverdlovsk region 623112, Russian Federation	Chairman of the Board of Directors
ChTZ Medical Center CJSC	Office 22, 25 Mashinostroitelei Street, Chelyabinsk 454129	Chairman of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

2. Boris Davidovich Birman
Position held in the joint stock company: **a member of the Board of Directors and Director for Finance.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Member of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

3. Vsevolod Vladimirovich Geikhman
Position held in the joint stock company: **General Director, a member of the Board of Directors, and Chairman of the Management Board.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Chairman of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

4. Leonid Alexandrovich Kazanbayev
Position held in the joint stock company: **a member of the Board of Directors and Director for Technology.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Member of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

5. Sergei Igorevich Moiseyev
Position held in the joint stock company: **a member of the Board of Directors.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Chelyabinsk Pipe Mill OJSC	21 Mashinostroitelei Street, Chelyabinsk 454129	Member of the Board of Directors
Pervouralsky Novotrubny Zavod OJSC	1 Torgovaya Street, Pervouralsk, Sverdlovsk Region 623112, Russian Federation	Member of the Board of Directors
MeTriS Comprehensive Supply System CJSC	Building 1, 4 Donskaya Street, Moscow 119049, Russian Federation	Member of the Board of Directors
Magnitogorsk-Based Vostokmetallurgmontazh Mechanical Engineering Blanks Factory CJSC	124 Kirov Street, Magnitogorsk 455007, Chelyabinsk Region, Russian Federation	Member of the Board of Directors
Special Mounting Products Factory CJSC	26 Verkhniye Polya Street, Moscow 109429, Russian Federation	Member of the Board of Directors
ChTPZ - Complex Pipe Systems CJSC	Room 310, 75 Sadovnicheskaya Street, Moscow 115035, Russian Federation.	Member of the Board of Directors
ChTZ-Meta CJSC	Building 1, 22 Bolshoi Karetny Lane, Moscow 127051, Russian Federation	Chairman of the Board of Directors
Pipeline Riders CJSC	Zheleznodorozhny, Kopeisk, Chelyabinsk Region, 456656, Russian Federation	Member of the Board of Directors
Uraltrubostal Trading House CJSC	Building 2, 1 Torgovaya Street, Pervouralsk, Sverdlovsk region 623112, Russian Federation	Member of the Board of Directors
Branch of Arcley Capital LLC	2 Volgogradsky Avenue, Moscow 109316, Russian Federation	Director

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

6. Radik Vagizovich Sharifzyanov
Position held in the joint stock company: **a member of the Board of Directors.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Russian Railways OJSC	2 Novaya Basmannaya Street, Moscow 107144	Assistant to the President

Ownership interest in the Issuer's share capital: **none**

Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

7. Alexei Valeryevich Shilov
Position held in the joint stock company: **a member of the Board of Directors.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
LT Group CJSC	Building 3, 44 Krasnaya Presnya, Moscow 123022, Russian Federation	Member of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

c) Members of the issuing joint stock company's collective executive body (Management Board members):

1. Vsevolod Vladimirovich Geikhman
Position held in the joint stock company: **a member of the Board of Directors, Chairman of the Management Board, and General Director.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Chairman of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

2. Berislav Galovic
Position held in the joint stock company: **a member of the Management Board and Commercial Director.**
Positions held in other organizations: **none.**
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be

converted: **none.**

3. Alexander Valentinovich Zatonsky
Position held in the joint stock company: **a member of the Management Board and Director for Production Operations.**
Positions held in other organizations: none.
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

4. Pyotr Vladimirovich Kondakov
Position held in the joint stock company: **a member of the Management Board and a Deputy Commercial Director.**
Positions held in other organizations: **none.**
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

5. Vasily Vasilyevich Krokhalev-Lyalin
Position held in the joint stock company: **a member of the Management Board and Chief Accountant.**
Positions held in other organizations: **none.**
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

6. Pavel Anatolyevich Ryzhy
Position held in the joint stock company: **a member of the Management Board and Director for Personnel.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Soc-Service LLC	24 Sverdlovsky Trakt, Chelyabinsk 454008	Chairman of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

7. Nella Ivanovna Sukhanova

Position held in the joint stock company: **a member of the Management Board and Head of the Planning Department.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Soc-Service LLC	24 Sverdlovsky Trakt, Chelyabinsk 454008	Member of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

d) Person holding the position / performing the functions of the joint stock company's individual executive authority:

Vsevolod Vladimirovich Geikhman
Position held in the joint stock company: **General Director.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Chairman of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common shares owned: **none**
Percentages of the Issuer's common shares into which the securities belonging to the given person may be converted in respect of the total number of the common shares outstanding and of the common shares into which the securities convertible into the Issuer's common shares may be converted: **none.**

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on securities issue by issuer"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.

1.9. Code of material fact: 0545040D09082006.

2. Content of Notice

2.2. The notice of material fact containing information on adoption of the resolution to place securities includes details of:

2.2.1. Class, category (type), series and other identifying features of the securities: ordinary registered uncertified shares.

2.2.2. Maturity date (for issuer's bonds or options): not applicable for this class of securities.

2.2.3. State registration number of additional securities issue and date of state registration: 1-01-45040-D dated July 4, 2006.

2.2.4. Name of registering authority undertaking state registration of the additional securities issue: Urals Federal District regional branch of the FSFM of Russia.

2.2.5. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: 4,457,572 (four million four hundred fifty-seven thousand five hundred seventy-two) securities with a par value of 1 (one) ruble each.

2.4.6. Securities actually placed as a percentage of total number of securities issue (additional issue) to be placed: 100%.

2.4.7. Placement method: distribution of additional shares to existing shareholders.

2.4.8. Securities placement start date (date of first transaction for the sale of securities to the first owner): July 18, 2006.

2.4.9. Securities placement end date (date of last credit entry on the personal account (depo account) of the first owner in the register of rights to the securities issue (additional issue) or the date of issue of the last certificate for a documentary securities issue (additional issue) without a mandatory centralized depositary): July 18, 2006.

2.4.10. Date of state registration of the summary report of the securities issue (additional issue): August 9, 2006.

2.4.11. Name of registering authority undertaking state registration of the summary report of the securities issue (additional issue): Urals Federal District regional branch of the FSFM of Russia.

2.4.12. Proof that the securities prospectus has been/has not been registered at the same time as state registration of this additional securities issue: registration of the additional issue does not require registration of a securities prospectus.

2.4.13. In the event that the securities prospectus is registered, the procedure for ensuring access to information included in the summary report of the securities issue (additional issue): registration of the additional issue does not require registration of a securities prospectus.

2.4.14. In the event that the summary report of the securities issue (additional issue) is signed by a financial securities consultant, this should be indicated, as well as the full and short company name and address of the financial securities consultant: the summary report of the securities issue (additional issue) was not signed by a financial securities consultant.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: August 9, 2006

Notice of Material Fact
"Information on securities issue by issuer"

1. General Information

1.1. Full company name of issuer: **Open Joint-Stock Company Chelyabinsk Zinc Plant.**

1.2. Short company name of issuer: **JSC CZP.**

1.3. Address of issuer: **Sverdlovsky Trakt, 24, Chelyabinsk, 454008.**

1.4. Issuer Primary State Registration Number: **1027402551880.**

1.5. Issuer Taxpayer ID: **7448000013.**

1.6. Unique issuer code assigned by registering authority: **45040-D.**

1.7. Internet website address for information disclosure by issuer: **www.zinc.ru.**

1.8. Newspaper(s) or periodical(s) for publication of information: **regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.**
1.9. Code of material fact: **0545040D31082006**

2. Content of Notice

2.1. The notice of material fact containing information on adoption of the resolution to place securities includes details of:

2.1.1. Class, category (type), series and other identifying features of the securities: **ordinary registered uncertified shares.**

2.1.2. Maturity date (for issuer's bonds or options): **not applicable for this class of securities.**
2.1.3. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: **325,173** (three hundred twenty-five thousand one hundred seventy-three) securities with a par value of 1 (one) ruble each.
2.1.4. Type of securities offering; in the event of placement of securities by closed subscription – the scope of potential buyers of issued securities: **open subscription.**
2.1.5. Other conditions of the securities issue established by the resolution on the issue: **The securities issue will take place through a professional securities broker engaged by the issuer under a contract between the issuer and the broker. The shares are to be placed by open subscription inviting the public to submit offers to purchase the issued shares in the manner and in the period set forth in the Resolution on the additional securities issue.**

Method for determining the offering price of additional shares: the offering price of additional shares (including the offering price to persons with preemptive rights to purchase the shares) is determined by the Company's Board of Directors in the period starting from the date of state registration of the additional share issue and ending when share placement begins. The offering price of additional shares (including the offering price to persons with preemptive rights to purchase the shares) is determined by the Company's Board of Directors upon expiration of the validity period for the exercise of preemptive rights to purchase the shares.

Payment for additional shares is by wire transfer of cash funds in Russian currency, as well as in foreign currency if payment for shares in foreign currency is permitted under Russian laws and regulations in force at the time of payment.

The period and manner of placement of additonal shares (including execution of agreements in the course of placement of additonal shares), procedure and deadline for payment for offered additonal shares, as well as other terms and conditions of placement of additonal shares to be set forth in the Resolution on the Additional Securities Issue.
2.1.6. In the event that registration of the securities prospectus is at the discretion of the issuer, proof that the issuer has taken on the obligation to disclose information on completion of each stage of the securities issue process: **registration of the prospectus is carried out pursuant to the requirements of the law.**
2.1.7. Issuer's management body adopting the resolution on placement of securities: **Board of Directors.**
2.1.8. Date and venue of the meeting of the authorized management body of the issuer at which the resolution on placement of securities was adopted: **August 30, 2006, Sverdlovsky Trakt, 24, Chelyabinsk.**
2.1.9. Quorum and results of voting on adoption of the resolution on placement of securities: **Of the elected members of the Board of Directors seven took part in the meeting. A quorum was established. The meeting of the Board of Directors was declared legally competent. The resolution on placement of securities was adopted unanimously.**

2.1.10. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution on placement of securities was adopted: **Minutes dated August 31, 2006 (no number).**

3. Signatures

3.1. General Director

3.2. Date: August 31, 2006

Notice of Material Fact

"Information on adoption by the authorized body of the issuer of a resolution on the securities issue"

1. General Information

1.1. Full company name of issuer: **Open Joint-Stock Company Chelyabinsk Zinc Plant.**

1.2. Short company name of issuer: **JSC CZP.**

1.3. Address of issuer: **Sverdlovsky Trakt, 24, Chelyabinsk, 454008.**

1.4. Issuer Primary State Registration Number: **1027402551880.**

1.5. Issuer Taxpayer ID: **7448000013.**

1.6. Unique issuer code assigned by registering authority: **45040-D.**

1.7. Internet website address for information disclosure by issuer: **www.zinc.ru.**

1.8. Newspaper(s) or periodical(s) for publication of information: **regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.**
1.9. Code of material fact: **1145040D31082006**

2. Content of Notice

2.1. Issuer's management body adopting the resolution to endorse the decision on the securities issue (additional issue): **Board of Directors.**
2.2. Date of the meeting of the authorized management body of the issuer at which the resolution to endorse the decision on the securities issue (additional issue) was adopted: **August 30, 2006.**

2.3. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution to endorse the decision on the securities issue (additional issue) was adopted: **Minutes dated August 31, 2006 (no number).**

2.4. Class, category (type), series and other identifying features of the securities being issued: **ordinary registered uncertified shares.**

2.5. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: **325,173 (three hundred twenty-five thousand one hundred seventy-three) securities with a par value of 1 (one) ruble each.**

2.6. Type of securities offering. In the event of placement of securities by open subscription inviting the public to make offers to purchase the issued securities – the period (method of determining the period) during which offers may be made to purchase the issued securities. In the event of placement of securities by closed subscription – the scope of potential buyers of the issued securities: **The securities issue will take place through a professional securities broker engaged by the issuer under a contract between the issuer and the broker. The shares are to be placed by open subscription inviting the public to submit offers to purchase the issued shares in the manner and in the period set forth in the Resolution on the additional securities issue.**

2.7. Securities offering price or method of determination thereof: **the offering price of additional shares (including the offering price to persons with preemptive rights to purchase the shares) is determined by the Company's Board of Directors in the period starting from the date of state registration of the additional share issue and ending when share placement begins. The offering price of additional shares (including the offering price to persons with preemptive rights to purchase the shares) is determined by the Company's Board of Directors upon expiration of the validity period for the exercise of preemptive rights to purchase the shares.**

2.8. Period (start and end date) of placement of securities or method of determination thereof: **The start date for placement of securities may not be earlier than the expiration of the validity period for the exercise of preemptive rights to purchase the shares. Placement may not begin before two weeks have passed from the date of disclosure of information on state registration of the additional share issue and provision of access for all potential buyers to information on state registration of the additional share issue, which must be disclosed in accordance with the Federal Law of the Russian Federation on the Securities Market and the regulations of the federal executive authority for the securities market.**

Transactions for the placement of shares not involving preemptive rights to purchase the shares are to begin after expiration of the validity period for the exercise of preemptive rights to purchase the shares.

The end date for placement of additional shares shall be the earlier of the following dates: a) the date of placement of the last share of the additional issue, provided that for these purposes shares not placed after the exercise of preemptive rights to purchase the shares shall not be taken into account; or b) the 10th (tenth) business day from the start date for placement of the additional shares. The end date for placement of additional shares may not be later than one year from the date of state registration of the additional share issue.

2.9. Other conditions of the securities issue established by the resolution on the securities issue: **Payment for additional shares is by wire transfer of cash funds in Russian currency, as well as in foreign currency if payment for shares in foreign currency is permitted under Russian laws and regulations in force at the time of payment.**

The period and manner of placement of additonal shares (including execution of agreements in the course of placement of additonal shares), procedure and deadline for payment for offered additonal shares, as well as other terms and conditions of placement of additonal shares to be set forth in the Resolution on the Additional Securities Issue.

2.10. In the event that registration of the securities prospectus is at the discretion of the issuer, proof that the issuer has taken on the obligation to disclose information on completion of each stage of the securities issue process: **registration of the prospectus is carried out pursuant to the requirements of the law.**

3. Signature

3.1. General Director ______________ V.V. Geikhman

(signature)

3.2. Date: August 31, 2006 [Company Seal]

Translated from Russian into English for information purposes

Registered on 12 October 2006
State registration number:

- - - -

Federal Service for Financial Markets
(registration authority)

(signature by a duly authorized officer)

DECISION TO PROCEED WITH AN ADDITIONAL SECURITIES ISSUE

Chelyabinsk Zinc Plant Open Joint Stock Company

Three hundred twenty-five thousand one hundred seventy-three (325,173) common registered uncertificated shares having a nominal value of one ruble (RUR 1) each and subject to distribution by public subscription

Approved by a decision of the Board of Directors of Chelyabinsk Zinc Plant Open Joint Stock Company, dated August 30, 2006 (unnumbered minute of August 31, 2006)

Grounds: a decision by the Board of Directors of Chelyabinsk Zinc Plant Open Joint Stock Company to increase its share capital through the distribution of additional shares, which was made by the Board of Directors on August 30, 2006, in accordance with an unnumbered minute dated August 31, 2006

Issuer's address:	Chelyabinsk 454008, Russian Federation
	24 Sverdlovsky Trakt
Contact telephone number:	tel: (351) 799 0035

Acting General Director: signature L. A. Kazanbayev

seal impression

Date: **August 31,** 20 **06**

1. Type and class / category of the securities
Common registered shares (the "Shares")

2. Form of the securities (uncertificated or certificated)
Uncertificated securities

3. Indication as to whether centralized custody is obligatory
Not applicable to this type of security

4. Nominal value per security in the additional issue
One ruble (RUR 1)

5. Number of the securities in the additional issue
Three hundred twenty-five thousand one hundred seventy-three (325,173)

6. Total number of the issue's securities distributed earlier
five million ninety-four thousand three hundred sixty-eight (5,094,368)

7. Rights vested in the holder of each security in the additional issue

7.1 In accordance with the Charter of Chelyabinsk Zinc Plant Open Joint Stock Company (the "*Issuer*" or the "*Company* "):

Article 9.4 of the Charter –

A shareholder in any class or category shall have the following general rights:

- *to assign its shares other than upon consent from any of the other shareholders or from the Company;*
- *to draw its share of the net profits or dividends subject to distribution among the shareholders in the manner established in this Charter;*
- *to receive (in kind or as the liquidation value) such portion of the Company's assets remaining after the liquidation of the Company as is proportional to the size of such shareholder's shareholding;*
- *to have access to the Company's documents in the manner established in the Charter, and to obtain copies of such documents for a fee;*
- *to assign all or any part of the rights carried by a share to the shareholder's representative on the basis of a power of attorney;*
- *to go to court to sue a member of the Board of Directors, the General Director, or a member of the Management Board for damages in compensation for the losses caused to the shareholder in the case stipulated in the second paragraph of Article 18.2 of this Charter. A shareholder(s) representing, in aggregate, at least one percent of the Company's outstanding common shares may go to court to sue a member of the Company's Board of Directors, the General Director, or a member of the Management Board for damages in compensation for the losses caused to the Company in the case stipulated in first paragraph of Article 18.2 of this Charter; and*
- *to exercise other rights available under this Charter, applicable legislation, and decisions made by a general meeting of shareholders within the limits of its authority.*

Article 9.5 of the Charter -

Common registered shareholders shall have the following rights:

- *to take part in voting at general meetings by voting directly at such meetings or by means of mail-in ballots;*
- *to nominate candidates for, and to elect nominees to serve on, the Company's governing and supervisory bodies in the manner and on the terms and conditions established in this Charter;*

- *to propose business for inclusion on the agenda of an annual meeting in the manner and on the terms and conditions established in this Charter;*
- *to elect the working bodies of a meeting in the cases provided for in this Charter;*
- *to request extraordinary general meetings of shareholders and extraordinary internal or external audits of the Company's operations in the manner and on the terms and conditions established in this Charter;*
- *to request that the Company should repurchase all or any part of their shares in the manner and in the cases provided for in this Charter;*
- *to exercise the pre-emptive right to purchase the Company's additional shares and other issuable securities during their distribution by public subscription; and*
- *to exercise other rights available under this Charter, applicable legislation, and decisions made by a general meeting of shareholders within the limits of its authority.*

7.2. The securities of this additional issue are not preference shares.

7.3. The securities of this additional issue are not bonds.

7.4. The securities of this additional issue are not options.

7.5 The securities of this additional issue are not convertible securities.

8. Conditions and procedures for the distribution of the securities in the additional issue

8.1. Securities distribution method
Public subscription

8.2. Securities distribution period

Date (or the procedure for setting a date) for the commencement of the securities' distribution

The Issuer is to set the commencement date for the distribution of the Shares in this additional issue.

The distribution commencement date may not fall earlier than after the expiry of the Validity Period of the Pre-Emptive Right of Purchase in respect of the Shares, as defined in Paragraph 8.5 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 9.3 of the Securities Offering Prospectus.

The Issuer is to publish a notice about the commencement date for the securities' distribution within the following periods:

- ***on newswire – at least five (5) days prior to the commencement date for the securities' distribution; and***
- ***on the www.zinc.ru site in the Internet - at least four (4) days prior to the commencement date for the securities' distribution (but in any case after the publication of the notice on newswire).***

The Issuer may publish a notice about the commencement date for the securities' distribution simultaneously with a notice on the distribution price for the Shares / the price for distributing the Shares to the holders of the pre-emptive right to purchase them (or the procedure for determining such price in the form of a formula with variables the values of which may not be changed at the Issuer's own discretion). In such case, the Issuer may publish such notice on newswire and on the www.zinc.ru site in the Internet on or before the commencement date for the securities' distribution.

However, the distribution may not commencement earlier than upon the expiry of two weeks after the disclosure date of information about the state registration of the additional Share issue and the provision of all potential customers with the possibility of accessing information about the state registration of the additional Share issue, which is to be disclosed in accordance with the Russian

Federal Law "On the Securities Market" and the relevant regulatory acts of the federal executive authority for the securities market in the manner prescribed in Paragraph 11 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.9 of the Securities Offering Prospectus. The above two-week period begins to run as from the publication of the notice about the state registration of the additional Share issue in a printed periodical, namely: the Chelyabinsky Rabochy newspaper.

The execution of transactions to distribute the Shares other than through the exercise of the pre-emptive right of purchase is to begin upon the expiry of the Validity Period of the Pre-Emptive Right applicable to the Shares, as defined in Paragraph 8.5 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 9.3 of the Securities Offering Prospectus.

Date (or the procedure for setting a date) for the completion of the securities' distribution:

The completion date for the distribution of the Shares in this additional issue will be the earlier of the following dates: (a) the distribution date of the last Share in this additional issue; or (b) the sixth (6th) business day after the commencement date for the distribution of the Shares in this additional issue. However, the completion date for the distribution of the Shares in this additional issue may not fall later than the state registration date of this additional Share issue.

8.3. Securities distribution procedure

The Issuer is to distribute the securities by contracting a professional participant in the securities market to provide the Issuer with the services involved in the distribution of the securities (i.e. a broker).

Bank Credit Suisse (Moscow) Closed Joint Stock Company will be the professional participant in the securities market to provide the Issuer with the services involved in the distribution of the securities (the "Broker").

Full business name:	*Bank Credit Suisse (Moscow) Closed Joint Stock Company*
Abbreviated name:	*Bank Credit Suisse (Moscow) CJSC*
Address:	*4 Romanov Lane, Moscow 125009, Russian Federation*
Mailing address:	*4 Romanov Lane, Moscow 125009, Russian Federation*
Contact tel:	*(495) 967 8908, 967 8923, 967 8812*
Fax:	*(495) 967 8830, 967 8280*
E-mail:	*evelina.evtimova@credit-suisse.com; elena.fedorenko@credit-suisse.com; polina.goloshapova@credit-suisse.com,*
Website:	*http://www.credit-suisse.com*

Brokerage license held by the professional participant in the securities market:

License number:	*177-02972-100000*
Issue date:	*November 27, 2000*
Validity period:	*open-ended*
Licensing authority:	*Russian Federal Commission on the Securities Market*

Principal functions of the Broker:

- *to explore potential demand for the Shares;*
- *to satisfy applications filed in the course of the Shares' distribution by sending responses to confirm the acceptance of offers to buy the Shares in the manner prescribed in this Decision to Proceed With an Additional Securities Issue and in the Securities Offering Prospectus;*

- *to notify the Issuer of any [relevant] circumstances arising during the Broker's performance of its functions;*
- *to provide the Issuer with a report on the Broker's performance of its functions within three (3) business days of the completion date for the distribution of the Shares; and*
- *to sign a notice on the results of the additional securities issue.*

The Broker is to perform all of the above functions at all times on such terms and conditions as may be prescribed in its contract with the Issuer and solely during the term of such contract. The fee payable to the Broker is to be as agreed in the contract with the Issuer, but may not be less than USD 50,000. The contract between the Broker and the Issuer is to be executed on or before the commencement date for the Shares' distribution. The Broker will no longer be liable for the discharge of any of the above functions upon the termination or expiry of the contract.

Before the commencement of the distribution of the Shares, the Issuer is to provide the Broker with a list of persons transactions executed with whom during the distribution of the Shares may be deemed under the applicable legislation of the Russian Federation to constitute related party transactions, and is also to identify those persons from the list transactions with whom have been approved by the Issuer in advance..

The distribution of the Shares in this additional issue may include the possibility of their acquisition outside the Russian Federation through the purchase of a foreign issuer's securities that certify rights to Shares in this additional issue, subject to consent from the federal executive authority for the securities market to the Shares' distribution outside the Russian Federation and to compliance with the other relevant requirements made by the applicable legislation of the Russian Federation and the regulatory acts of the federal executive authority for the securities market, and with the procedures and conditions established in this Decision to Proceed With an Additional Securities Issue for the execution of contracts (or for the submission and satisfaction of applications) for the provision of securities in the course of their distribution to their initial owners.

Possibility of acquiring the Shares being distributed by exercising the pre-emptive right of purchase

In accordance with Articles 40 and 41 of Russian Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26, 1995, the Issuer's shareholders have the pre-emptive right to purchase the additional Shares being distributed by public subscription in amounts proportional to their common shareholdings in the Issuer. The procedures for the exercise of the pre-emptive right to purchase the Shares being distributed, including, but not limited to, the period and conditions for the submission of appropriate requests / applications and the procedure for their grant, are established in Paragraph 8.5 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 9.3 of the Securities Offering Prospectus.

Record date of the list of persons having the pre-emptive right to purchase the additional Shares – August 30, 2006 (the date of the decision constituting grounds for the distribution of the additional Shares).

Procedures and conditions for the execution of contracts (or for the submission and satisfaction of applications) for the provision of securities in the course of their distribution to their initial owners.

The execution of transactions to distribute the Shares other than through the exercise of the pre-emptive right to purchase the Shares is to begin upon the expiry of the Validity Period of the Pre-Emptive Right applicable to the Shares, as defined in Paragraph 8.5 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 9.3 of the Securities Offering Prospectus. The execution of transactions to distribute the Shares other than through the exercise of the pre-emptive right to purchase the Shares is to begin on the commencement date for the distribution of the Shares and to end on the completion date for the distribution of the Shares.

The distribution of the Shares other than through the exercise of the pre-emptive right to purchase them is to proceed with the participation of the Broker which will execute transactions for the distribution of the Shares in its own name, but for the account of the Issuer and on the basis of a

paid service contract with the Issuer.

The Shares are to be distributed by public subscription by way of an invitation to an indefinite range of parties to submit offers to buy the Shares being distributed.

Beginning at 9 am on the commencement date, a would-be purchaser of Shares or a person acting upon instructions from a would-be purchaser of such Shares (the "Would-Be Share Purchaser") may submit requests for Shares, which are to be addressed to the Broker and indicate the maximum number of the Shares planned to be bought, as well as such other data as is required in this Decision to Proceed With an Additional Securities Issue, and will have the status of an offer to buy the Shares at their distribution price, as established by the Issuer's Board of Directors, by fax: (495) 967 8830, with a confirmation copy to be sent by fax: (495) 967-82-80.

On a before the commencement date for the distribution of the Shares, the Would-Be Share Purchaser is to open:

- *either a deposit account with Depository & Clearing Company Closed Joint Stock Company ("DCC") or with such other depository which is the latter's depositor.*

Full trade name:	*Depository & Clearing Company Closed Joint Stock Company*
Abbreviated trade name	*DCC CJSC*
Address:	*Building B, 31 Shabolovka Street, Moscow 115162 Russian Federation*
INN [taxpayer's identification number]:	*7710021150*
Contact tel:	*(495) 956 0999, 411 8338*
Fax:	*(495) 232 6804, 411 8337*
E-mail:	*dcc@dcc.ru*
Website:	*www.dcc.ru*

Depository license of the professional participant in the securities market:

License number:	*177-06236-000100*
Issue date:	*October 9, 2002*
Validity period:	*open-ended*
Licensing authority:	*Russian Federal Commission on the Securities Market*

- *or a personal account in the Issuer's register of registered security holders, as maintained by:*

Full trade name:	*Moskovsky branch of INTRACO Registrar Closed Joint Stock Company*
Abbreviated trade name	*Moskovsky branch of INTRACO Registrar CJSC*
Address:	*2 Volgogradsky Avenue, Moscow 109316, Russian Federation*
Mailing address:	*2 Volgogradsky Avenue, Moscow 109316, Russian Federation*
Contact tel:	*(495) 730 0546, 674 4140*
Fax:	*(495) 674-41-40*
E-mail:	*mail@intraco.msk.ru*
Website:	*http://www.intraco.ru/*

License to keep registers of registered securities holders:

License number:	*10-000-1-00272*
Issue date:	*December 24, 2002*
Validity period:	*open-ended*
Licensing authority:	*Russian Federal Commission on the Securities Market*

The Moskovsky branch of INTRACO Registrar CJSC will hereinafter be referred to as the "Registrar".

A request for Shares in the additional issue is to include the following material information:

- *the name / full trade name of the Would-Be Share Purchaser;*
- *the purchase price for the Shares;*
- *the maximum number of the Shares sought;*
- *the number of the deposit account with DCC or with such other depository which is the latter's depositor, and the number of the personal account with the Registrar; and*
- *contract information (including, but not limited to, the fax number) of the Would-Be Share Purchaser for the purposes of the response to be sent regarding the acceptance of such offer to buy the Shares.*

The purchase price indicated is to match the distribution price for the Shares, as established by the Issuer's Board of Directors.

The maximum number of the Shares sought to be indicated is to equal that maximum number of the Shares which the Would-Be Share Purchaser undertakes to buy should its offer be accepted in full.

If the Would-Be Share Purchaser wants the Shares to be placed on its deposit account with a depository which is a depositor of DCC, the request is to indicate or include the following:

- *the name of such depository;*
- *data concerning the state registration of such depository (the principal state registration number and the record date of the entry about the depository in the Consolidated Register of Legal Entities); and*
- *the number and date of the deposit contract executed between the depository and the Would-Be Share Purchaser.*
-

It is recommended that the request should also include:

- *in the case of individuals – the passport data (the date, year, and place of birth; and the series, number, issue date, and place of issue of the passport); and*
- *in the case of legal entities – the number, date, and place of issue of the legal entity's state registration certificate, and of the certificate confirming that the legal entity is on record in the Consolidated Register of Legal Entities (if any).*

The Broker is to register such requests in a special logbook upon and as part of their receipt.

Should a request for Shares in this additional issue be found to comply with the above requirements, as well as the obligatory requirements made by the applicable legislation of the Russian Federation and the relevant regulatory acts of the federal executive authority for the securities market, the request is to be accepted for consideration.

The Broker is to grant a request by sending a response reporting its acceptance as an offer to buy the Shares. The Broker is to send such responses by way of offer acceptance to the persons chosen by the Issuer at its own discretion from among the offerors having submitted requests for Shares. A Share purchase contract will be deemed duly concluded upon the purchaser's receipt of a response

reporting the acceptance of the latter's appropriate offer.

Once all of the Shares in the additional issue have been distributed, no further requests for such Shares will be considered.

One indispensable condition for the purchase of the Shares being distributed is full payment for the number of the Shares indicated in the accepted requests for such Shares, which is to be made in the manner prescribed in this Decision to Proceed With an Additional Securities Issue. Failing the Would-Be Share Purchaser's due performance of its obligation to pay for the Shares being bought, the Issuer may forgo the counter obligation to transfer the Shares to the Would-Be Share Purchaser.

Within ten (10) days of the Shares' transfer from the Issuer's issue account in the Issuer's register of registered security holders, as maintained by the Registrar, to the corresponding account of the purchaser of the Shares, as designated in the latter's accepted offer to buy the Shares, the Broker and the purchase of the Shares are to exchange the originals of the request for the Shares and of the Broker's response reporting the acceptance of such request.

Any modification and/or termination of any of the contracts executed during the distribution of the Shares may only take place on the grounds and in the manner stipulated in Chapter 29 of the Civil Code of the Russian Federation.

Person to whom the Issuer is to provide / forward the transfer order constituting grounds for a credit entry to be made on the personal account, and other terms and conditions for the issue of such transfer order

Following the state registration of this additional issue, the Shares are to be recorded on the Issuer's issue account in the Issuer's register of registered security holders, as maintained by the Registrar.

The passing of rights to Shares in this additional issue will proceed on the basis of transfer orders to be issued by the Issuer or the latter's duly authorized person(s) to the Registrar in the manner prescribed in the latter's internal documents and after the purchaser completes full payment for the Shares being bought in the manner established in this Decision to Proceed With an Additional Securities Issue.

The Shares transferred by the Issuer upon being bought through the exercise of the pre-emptive right to purchase them in the manner established in Paragraph 8.5 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 9.3 of the Securities Offering Prospectus are to be recorded on the personal accounts of such purchasers or of the nominee holders that maintain accounting for the rights of such purchasers to the Issuer's Shares after the purchasers concerned complete full payment for the Shares thus bought.

Those Shares transferred by the Issuer which have been distributed other than through the exercise of the pre-emptive right to purchase them are to be recorded on the purchasers' accounts designated in their accepted requests for the Shares once such purchasers complete full payment for the Shares thus bought.

8.4. Price(s) or the procedure for determining the distribution price(s) for the securities

The distribution price for the Shares (including, but not limited to, the price for distributing the Shares to the holders of the pre-emptive right to purchase them) is to be determined by the Board of Directors of the Company in the period from the state registration date of the additional Share issue till the commencement of the Shares' distribution.

The distribution price for the Shares (including, but not limited to, the price for distributing the Shares to the holders of the pre-emptive right to purchase them) is to be determined by the Board of Directors of the Company upon the expiry of the Validity Period of the Pre-Emptive Right applicable to the Shares, as defined in Paragraph 8.5 of this Decision to Proceed With an Additional Securities Issue

and in Paragraph 9.3 of the Securities Offering Prospectus.

The Issuer is to publish a notice(s) about the distribution price for the Shares (including, but not limited to, the price for distributing the Shares to the holders of the pre-emptive right to purchase them) or about the procedure for determining such price in the form of a formula with variables the values of which may not be changed at the Company's own discretion on newswire and on the www.zinc.ru website (with the posting in the Internet to take place in any case after the publication of the notice on newswire) and on or before the commencement date for the distribution of the Shares.

8.5 Procedure for the exercise of the pre-emptive right to purchase the securities being distributed

In accordance with Articles 40 and 41 of Russian Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26, 1995, the Issuer's shareholders enjoy the pre-emptive right to purchase the additional Shares being distributed by public subscription in amounts proportional to their common shareholdings in the Issuer.

Record date of the list of persons having the pre-emptive right to purchase the securities being distributed:

Record date of the list of persons having the pre-emptive right to purchase the additional Shares – August 30, 2006 (the date of the decision constituting grounds for the distribution of the additional Shares).

Procedure for notifying the persons having the pre-emptive right to purchase the securities being distributed of the possibility for its exercise

The Issuer is to publish a notice about the possibility of exercising the pre-emptive right to purchase the additional Shares on newswire and to send it by registered mail to everyone included on the list of persons having the pre-emptive right to purchase the additional Shares to the corresponding address indicated in the Issuer's register of registered security holders or to serve such notice on each such person by personal delivery against a signed acknowledgement of receipt and within five (5) business days of the state registration date of the additional Share issue.

A notice about the possibility of exercising the pre-emptive right of purchase is to describe the procedure to be followed in order to exercise such right, including, but not limited to, the following details:

- ***the number of the additional Shares subject to distribution;***
- ***the distribution price or the procedure for determining the same (including, but not limited to, the distribution price, or the procedure for determining the distribution price, applicable during the exercise of the pre-emptive right of purchase);***
- ***the procedure for determining the number of the Shares which may be purchased by each of the persons enjoying the pre-emptive right to purchase them;***
- ***the procedure for submitting applications for the purchase of the Shares to the Company; and***
- ***the period within which application for the purchase of the Shares are to reach the Company.***

Procedure for exercising the pre-emptive right to purchase the securities being distributed, including, but not limited to, the validity period reserved for the exercise of the pre-emptive right of purchase and the procedure for the execution of contracts by way of exercising such right

The maximum number of the Shares which the holder of the pre-emptive right to purchase such Shares may buy by way of exercising such right is proportional to the buyer's existing common shareholding in the Issuer as on August 30, 2006 (the date of the decision constituting grounds for the distribution of the additional Shares), and is to be calculated using the following formula:

$$N = S * (325,173 / 5,094,368), \text{ where}$$

N is the maximum number of the Shares in the additional issue which a person enjoying the pre-emptive right of purchase is entitled to acquire;

S is the number of the common registered Shares in the Issuer that belonged to the person having the pre-emptive right of purchase as on August 30, 2006 (the date of the decision constituting grounds for the distribution of the additional Shares);

325,173 is the number of the Issuer's common registered Shares in the additional issue; and

5,094,368 is the number of the common registered Shares in the Issuer outstanding as on August 30, 2006 (the date of the decision constituting grounds for the distribution of the additional Shares).

The distribution of the additional Shares to the holders of the pre-emptive right of purchase is to proceed on the basis of their written requests for such Shares ("Applications").

A holder of the pre-emptive right of purchase is to file such Application within twenty (20) days of the service of the notice on the possibility of exercising such pre-emptive right to purchase the additional Shares on such holder included on the list of persons having such pre-emptive right of purchase by registered mail at the address indicated in the Issuer's register of registered security holders, or by personal delivery against a signed acknowledgement of receipt (the "Validity Period of the Pre-Emptive Right of Purchase"). If such notices on the possibility of the pre-emptive right of purchase being exercised are served / delivered over several days, the Validity Period of the Pre-Emptive Right of Purchase will begin to run as from the following day after the service / delivery date of the last notice.

Until the Validity Period of the Pre-Emptive Right of Purchase expires, no Shares may be distributed other than through the exercise of such pre-emptive right of purchase.

An Application is to indicate the following:

- *the name / full trade name of the applying holder of the pre-emptive right to purchase the Shares;*
- *the residential or business address of the person exercising the pre-emptive right to purchase the Shares; and*
- *the number of the Shares to be purchased.*

The Application is to designate the bank account for the purpose of a refund in the cases provided for in this Decision to Proceed With an Additional Securities Issue and in the Securities Offering Prospectus.

Should the Issuer's common shares be recorded on the deposit account of the person exercising the pre-emptive right to purchase the Shares in the depository accounting system of the depository acting as the nominee holder of the Issuer's shares, it is recommended that the Application should also indicate the following:

- *the name of such depository acting as the nominee holder of the Issuer's shares;*
- *data concerning the state registration of such depository acting as the nominee holder of the Issuer's shares (the principal state registration number, and the record date of the entry about the depository in the Consolidated Register of Legal Entities); and*
- *the number and date of the deposit contract executed between the depository acting as the nominee holder of the Issuer's shares and the person exercising the pre-emptive right to purchase the Shares.*

It is further recommended that the Application should include or indicate:

- *in the case of individuals – the passport data (the date, year, and place of birth; and the series, number, issue date, and place of issue of the passport); and*
- *in the case of legal entities – the number, date, and place of issue of the legal entity's state registration certificate, and of the certificate confirming that the legal entity is on record in the Consolidated Register of Legal Entities (if any).*

The Application is to be signed by the person exercising the pre-emptive right to purchase the Shares (or by such person's representative, with the Application to be accompanied in such case by the original or a notarized copy of the duly executed and certified document confirming the representative's power to file the Application on behalf of the person exercising the pre-emptive right of purchase) and, if the applicant is a legal entity, is to be certified by its seal (if any).

Each person exercising the pre-emptive right of purchase will be liable for the accuracy of the data included in the Application and for their conformity to the corresponding data on record in the Issuer's share register.

An Application is to be received by the Issuer within the Validity Period of the Pre-Emptive Right of Purchase.

An Application is to be submitted to the Issuer by the person exercising the pre-emptive right of purchase or by such person's representative together with the original or a notarized copy of the duly executed and certified document confirming the representative's power to file the Application on behalf of the person exercising the pre-emptive right of purchase by personal delivery to the address designated below or by mail.

The acceptance of Applications for the purchase of the Shares by way of exercising the pre-emptive right of purchase is to proceed on a daily basis during the Validity Period of the Pre-Emptive Right of Purchase at the following addresses:

- *at the Property and Assets Transactions Department at the Issuer's address - Chelyabinsk Zinc Plant OJSC, 24 Sverdlovsky Trakt, Chelyabinsk 454008, Russian Federation (from 10 am till 17 pm on business days); and*
- *at the address of the Registrar - Moskovsky branch of INTRACO Registrar CJSC, 2 Volgogradsky Avenue, Moscow 109316, Russian Federation (from 10 am till 14 pm on business days).*

If:

- *an Application fails to include any of the data required to be included by this Decision to Proceed With an Additional Securities Issue and by the Securities Offering Prospectus; or*
- *the Application makes it impossible to identify the person for which it has been filed as having the pre-emptive right to purchase the Shares; or*
- *the Application signed by the purchaser's duly authorized representative fails to be accompanied by the original or a notarized copy of the duly executed and certified document confirming the representative's powers to file the Application on behalf of the person exercising the pre-emptive right of purchase; or*
- *the Application is received by the Issuer upon the expiry of the Validity Period of the Pre-Emptive Right of Purchase,*

the Issuer is to send a notice about it being impossible for the pre-emptive right of purchase to be exercised on the terms and conditions stated in such Application to the person on behalf of which the Application has been filed, with the notice concerned to be sent to such person within five (5) days of the Application's receipt and to include the reasons why the exercise of the pre-emptive right of purchase is impossible.

Upon receiving such notice about it being impossible for the pre-emptive right of purchase to be exercised, the person wishing to exercise such pre-emptive right will be entitled, before the expiry of the Validity Period of the Pre-Emptive Right of Purchase, to file an Application again upon removing the causes for which the exercise of the pre-emptive right of purchase was found impossible initially.

Upon being filed, an Application will constitute an offer obliging the offeror to buy that number of the Shares which is stated in the Application. The acceptance of an offer contained in an Application is to be constituted by the service of a notice reporting the distribution price for the Shares. An appropriate sale and purchase contract for the Application will be deemed duly executed as from the publication of such notice about the distribution price for the Shares on newswire and on the designated website in the Internet.

The person exercising the pre-emptive right to purchase the Shares is for pay for them within five (5) business days of the Issuer's disclosure of information about the distribution price for the Shares in the manner prescribed in Paragraph 11 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.9 of the Securities Offering Prospectus and at the Share distribution price applicable to the holder of the pre-emptive right to purchase the Shares.

Payment for the Shares is to be constituted by the placement of funds on the Issuer's account designated in Paragraph 8.6 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.6 of the Securities Offering Prospectus.

Unless the obligation to make payment for the Shares being purchased is discharged within the period prescribed in this Paragraph 8.5, the Issuer may forge its counter obligation to provide the Shares to the person enjoying the pre-emptive right to purchase them. In such case, the Issuer will fully renounce the sale and purchase contract for the Shares and such contract will be deemed terminated on the day following the expiry date of the period prescribed in this Paragraph 8.5 for the holders of the pre-emptive right of purchase to make payment for the Shares.

Those Shares funds in payment for which fail to reach the Issuer's account designated in Paragraph 8.6 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.6 of the Securities Offering Prospectus within five (5) business days of the Issuer's disclosure of information about the distribution price for the Shares in the manner prescribed in Paragraph 11 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.9 of the Securities Offering Prospectus will remain undistributed by way of exercising the pre-emptive share right of purchase.

If the number of the Shares to be purchased, which is stated in the corresponding Application by a person exercising such pre-emptive right, exceeds the number of the Shares paid for within the period prescribed in this Paragraph 8.5, the person concerned will be deemed to have exercised the pre-emptive right to purchase the Shares to an extent equal to the number of the Shares paid for within the period prescribed in this Paragraph 8.5. The other Shares funds in payment for which fail to reach the Issuer's account designated in Paragraph 8.6 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.6 of the Securities Offering Prospectus within five (5) business days of the Issuer's disclosure of information about the distribution price for the Shares in the manner prescribed in Paragraph 11 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.9 of the Securities Offering Prospectus will remain undistributed by way of exercising the pre-emptive share right of purchase.

If the number of the Shares, which is stated in the corresponding Application, exceeds the maximum number of the Shares that may be bought by the person exercising pre-emptive right of purchase in proportion to the size of such purchaser's common shareholding, while the number of the Shares paid for within the period prescribed in this Paragraph 8.5 at least equals the maximum number of the Shares such person may buy by exercising the pre-emptive right of purchase, the person concerned will be deemed to have exercised its pre-emptive right of purchase by buying the maximum number of the Shares that may have been bought by such person by exercising the pre-emptive right of purchase. The surplus funds paid are then to be returned by the Issuer in the manner prescribed below in this Paragraph 8.5.

If the number of the Shares to be bought, which is stated in the corresponding Application by a person exercising the pre-emptive right of purchase, is less than the number of the Shares paid for within the period prescribed in this Paragraph 8.5, such person will be deemed to have exercised its pre-emptive right by buying that number of the Shares which is stated in the Application and the latter is to be granted to the extent of the number of the Shares stated in such Application. The surplus funds paid are then to be returned by the Issuer in the manner prescribed below in this Paragraph 8.5.

If the amount of the funds transferred to the Issuer in payment for the additional Shares bought by a person exercising the pre-emptive right of purchase exceeds the sum payable for the

Shares thus acquired, the surplus funds paid are to be returned by bank transfer within five (5) business days of the expiry of the period prescribed in this Paragraph 9.5 for making payment for the Shares thus bought or of the submission of a request for such refund. The surplus funds are to be returned by transfer to that account which is designated in the Application or, if the Application fails to provide the requisite details, to the account designated in the request for such refund. If the Application fails to provide the requisite details of the account designated for a refund and should the Issuer fail to receive a refund request within fifteen (15) days of the expiry of the period prescribed in this Paragraph 8.5 for making payment for the Shares thus bought, the surplus funds are to be refunded by transfer to the corresponding account stated in the Issuer's register of registered security holders.

Upon the expiry of the period prescribed in this Paragraph 8.5 for making payment for the Shares and following the placement of the funds due for the Shares bought on the Issuer's account designated in Paragraph 8.6 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.6 of the Securities Offering Prospectus, the Issuer is to send a transfer order to the Registrar to record the respective Shares on the personal account of the person having exercised the pre-emptive right of purchase (or of the nominee holder maintaining accounting for such person's rights to shares in the Issuer). Any credit entries on the personal account of a Share purchaser in the Issuer's register of registered securities holders / the depository accounting system maintained by the nominee holder of the Issuer's shares are only to be made after the purchaser completes full payment for the Shares bought.

Procedure for summing up the results of the exercise of the pre-emptive right to purchase the securities being distributed

Within five (5) days of the expiry date of the period prescribed for payment for the Shares to be made by the persons exercising the pre-emptive right of purchase, the Issuer is to sum up the results of the exercise of the pre-emptive right to purchase the additional Shares.

If the regulatory acts valid and applicable as on the expiry date of the Validity Period of the Pre-Emptive Right of Purchase prescribe a different period for summing up the results of the exercise of the pre-emptive right to purchase the additional Shares, the Issuer is to sum up such results within the period prescribed in such regulatory acts.

Procedure for the disclosure of information about the results of the exercise of the pre-emptive right to purchase the securities being distributed:

Within five (5) days of the summing-up of the results of the exercise of the pre-emptive right to purchase the additional Shares, the Issuer is to disclosure such information on newswire and on the www.zinc.ru site in the Internet (but in any case after the publication of such report on newswire).

8.6. Procedure and conditions for making payment for the securities

Form of payment for the Shares being distributed

The Shares being distributed are to be paid by a bank transfer of funds in the currency of the Russian Federation or in foreign currency if the regulatory acts for the time being valid and applicable in the Russian Federation make it possible to pay payment for the Shares in foreign currency.

Upon their distribution, any Shares in this additional issue are to be paid for before an appropriate credit entry is made on the personal account of their purchaser in the Issuer's register of registered securities holders / the deposit account in the corresponding depository accounting system. Payment for the Shares is to be constituted by the arrival of the corresponding funds on the accounts of the Issuer (or of the Broker) which are designated below in this Paragraph 8.6 of the Decision to Proceed With an Additional Securities Issue and in Paragraph 2.6 of the Securities Offering Prospectus.

A person exercising the pre-emptive right to purchase the Shares is to pay for the Shares thus

bought within five (5) business days of the Issuer's disclosure of information about the distribution price for the Shares in the manner prescribed in Paragraph 11 of this Decision to Proceed With an Additional Securities Issue and in Paragraph 2.9 of the Securities Offering Prospectus and at the Share distribution price applicable to the holders of the pre-emptive right to purchase the Shares.

Payment for the Shares distributed other than through the exercise of the pre-emptive right of purchase is to be made promptly after the purchaser receives the Broker's response on the acceptance of such person's offer to buy the Shares, but in any case on the following business day after the day on which the purchaser receives such response.

Details of the account to which funds are to be transferred in payment for the Shares distributed through the exercise of the pre-emptive right of purchase

Payment for the Shares bought by exercising the pre-emptive right of purchase is to be made by transferring the corresponding funds in Russian rubles to the Issuer's account designated below:

Account holder:	*Chelyabinsk Zinc Plant Open Joint Stock Company*
INN [taxpayer's identification number]:	*7448000013*
Settlement Account No.:	*40702810100000000259*
Lending institution:	
Full trade name:	*Bank Credit Suisse (Moscow) Closed Joint Stock Company*
Abbreviated trade name	*Bank Credit Suisse (Moscow) CJSC*
Address:	*4 Romanov Lane, Moscow 125009, Russian Federation*
INN [taxpayer's identification number]:	*7703122887*
BIK [banking identification code]:	*044525236*
Correspondent Account No.:	*30101810800000000236 with the Transactions Department of the Moscow Branch of the Bank of Russia*

If the Russian Federation's legislation on foreign exchange regulation and foreign exchange control and the Bank of Russia's regulatory acts valid and applicable as at the service of a notice about the possibility of exercising the pre-emptive right to purchase the Shares make it possible for the Shares thus bought to be paid for in foreign currency, then payment for the Shares may be made by transferring the respective funds in United States dollars to the Issuer's corresponding account denominated in United States dollars to be designated in the notice on the possibility of exercising the pre-emptive right of purchase.

Payment for the Shares purchased by way of exercising the pre-emptive right of purchase is to be constituted by the arrival of the corresponding funds on the Issuer's accounts specified above.

Details of the account to which funds are to be transferred in payment for the Shares distributed other than through the exercise of the pre-emptive right of purchase

Payment for the Shares bought other than by exercising the pre-emptive right of purchase is to be made by transferring the corresponding funds in Russian rubles to the Issuer's account designated below:

Account holder:	*Chelyabinsk Zinc Plant Open Joint Stock Company*
INN [taxpayer's identification number]:	*7448000013*

Settlement Account No.:	*40702810100000000259*
Lending institution:	
Full trade name:	*Bank Credit Suisse (Moscow) Closed Joint Stock Company*
Abbreviated trade name	*Bank Credit Suisse (Moscow) CJSC*
Address:	*4 Romanov Lane, Moscow 125009, Russian Federation*
INN [taxpayer's identification number]:	*7703122887*
BIK [banking identification code]:	*044525236*
Correspondent Account No.:	*30101810800000000236 with the Transactions Department of the Moscow Branch of the Bank of Russia*

If the Russian Federation's legislation on foreign exchange regulation and foreign exchange control and the Bank of Russia's regulatory acts valid and applicable as at the Broker's sending of a response on the acceptance of an offer to buy the Shares make it possible for the Shares thus bought to be paid for in foreign currency, then payment for the Shares may be made by transferring the respective funds in United States dollars to the Issuer's corresponding account denominated in United States dollars to be designated in the Buyer's response to report the acceptance of the offer to buy the Shares.

Payment for the Shares purchased other than by exercising the pre-emptive right of purchase is to be constituted by the arrival of the corresponding funds on the Issuer's accounts specified above.

The Shares are only to be recorded on the purchaser's corresponding account designated in its appropriate Application after the purchaser completes full payment for the Shares thus bought.

Percentage of the additional securities issue failure to distribute which renders the issue unsuccessful, and the procedure for the return of funds paid for the securities in the additional issue should the latter be ruled unsuccessful

The percentage of the additional securities issue failure to distribute which renders the issue unsuccessful has not been established.

Terms and conditions for the redemption of and payment of yield on bonds

Not applicable to this type of security.

Information about the acquisition of bonds

Not applicable to this type of security.

Procedure for the Issuer's disclosure of information about the securities issue / additional securities issue in accordance with the Russian Federation's legislation and the regulatory legal acts of the federal executive authority on the securities market

The Issuer is to disclosure information at each phase in the process of the Share issue, as well as in the form of quarterly statements, material fact reports, and reports on such data as may have a material effect on the value of the Issuer's securities, in the manner prescribed in Russian Federal Law No. 39-FZ "On the Securities Market", dated April 22, 1996, Russian Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26, 1995, and the Regulations on Information Disclosure by Issuers of Issuable Securities, as approved by Order No. 05-5/pz-n of the Russian Federal Service for Financial Markets, dated March 16, 2005 (the "Regulations"). If the Russian Federation's legislation and the regulatory legal acts of the federal executive authority for the securities market valid and applicable at the time of an event subject to disclosure on the part of the Issuer establish a procedure and period for such disclosure that are different from those prescribed in

this Decision to Proceed With an Additional Securities Issue and in the Securities Offering Prospectus, the information about the event in question is to be disclosed in the manner and within the period established by the Russian Federation's legislation and the regulatory legal acts of the federal executive authority for the securities market valid and applicable at the time of such event.

All of the information subject to disclosure by the Issuer in accordance with the Regulations and other regulatory legal acts of the federal executive authority for the securities market in the worldwide web is to remain accessible on the same Internet page within the period prescribed in such regulatory legal acts.

The Issuer is to ensure access for each interested person to information contained in each of the above reports, including, but not limited to, each of the material fact reports to be published by the Issuer under the Regulations, as well as in each registered decision on the securities issue / additional securities issue, securities offering prospectus, amendment and/or supplement to such decision and prospectus, report / notice on the results of the securities issue / additional securities issue, quarterly report, and other document required to be disclosed at all times pursuant to Section VIII of the Regulations, by placing copies of the above reports and other documents at the address / location of the Issuer's standing executive body, as indicated in the Consolidated State Register of Legal Entities.

The Issuer is to provide a copy of each of the above reports, including, but not limited to, each of above reports, including, but not limited to, each of the material fact reports published by the Issuer under the Regulations, as well as a copy of each registered decision on the securities issue / additional securities issue, securities offering prospectus, amendment and/or supplement to such decision and prospectus, report / notice on the results of the securities issue / additional securities issue, quarterly report, and other document required to be disclosed at all times pursuant to Section VIII of the Regulations, to the holders of the Issuer's securities and to other interested persons upon request for a fee which may not exceed the costs of making such copies and within seven days of the date of the corresponding request.

The Issuer is to send material fact reports and reports on such events as may have a material effect on the value of the joint stock company's securities to the registration authority within five days of the occurrence of the corresponding fact or event.

The Issuer and/or the Registrar keeping the latter's register of registered securities holders are required upon request to provide each interested person with a copy of this Decision to Proceed With an Additional Securities Issue for a fee which may not exceed the costs of making such copy.

The Issuer is to disclose information about the Board of Directors' decision to increase the share capital through the distribution of additional common registered shares by public subscription (information about the Issuer's securities issue, Material Fact Index No. 05) within the following periods after the execution date of the Board of Directors' respective minute:

- *during disclosure on newswire - within one day;*
- *during disclosure on the www.zinc.ru website - within three days (but in any case after the publication of the corresponding information on newswire);*
- *during disclosure by means of a printed periodical, namely: the Chelyabinsky Rabochy newspaper – within five days (but in any case after the publication of the corresponding information on newswire); and*
- *during disclosure by means of the Supplement to the [Russian language] Newsletter of the Russian Federal Service for Financial Markets - within 30 days (but in any case after the publication of the corresponding information on newswire).*

The Issuer is to disclose information about the Board of Directors' approval of the decision to proceed with the additional securities issue (information about the decision made by the Issuer's duly authorized body to proceed with an offering of issuable securities, Material Fact Index No. 11) within the following periods after the execution date of the Board of Directors' respective minute:

- *during disclosure on newswire - within one day;*
- *during disclosure on the www.zinc.ru website - within three days (but in any case after the publication of the corresponding information on newswire);*
- *during disclosure by means of a printed periodical, namely: the Chelyabinsky Rabochy newspaper – within five days (but in any case after the publication of the corresponding information on newswire); and*
- *during disclosure by means of the Supplement to the [Russian language] Newsletter of the Russian Federal Service for Financial Markets - within 30 days (but in any case after the publication of the corresponding information on newswire).*

The Issuer is to disclose information about the state registration of the additional securities issue (information about the issuer's securities issue, Material Fact Index No. 05) within the following periods of the receipt date of the registration authority's written notice reporting the state registration of the additional securities issue:

- *during disclosure on newswire - within one day;*
- *during disclosure on the www.zinc.ru website - within three days (but in any case after the publication of the notice on newswire);*
- *during disclosure by means of a printed periodical, namely: the Chelyabinsky Rabochy newspaper – within five days (but in any case after the publication of the corresponding information on newswire); and*
- *during disclosure by means of the Supplement to the [Russian language] Newsletter of the Russian Federal Service for Financial Markets - within 30 days (but in any case after the publication of the corresponding information on newswire).*

Within three (3) days of the receipt date of the registration authority's written notice reporting the state registration of the additional securities issue, the Issuer is to publish the text of the registered securities offering prospectus on the www.zinc.ru site in the Internet.

The text of the registered securities offering prospectus is to remain accessible in the Internet at the www.zinc.ru website from the date of its publication in the Internet till the expiry of at least six months after the publication date of the registered report on the results of the additional Share issue (notice on the results of the additional Share issue) in the Internet.

Beginning on the publication date of the notice on the state registration of the additional securities issue, all interested persons may acquaint themselves with the information contained in this Decision to Proceed With an Additional Securities Issue and in the Securities Offering Prospectus at the following addresses:

- *at the Property and Assets Transactions Department at the Issuer's address - Chelyabinsk Zinc Plant OJSC, 24 Sverdlovsky Trakt, Chelyabinsk 454008, Russian Federation (from 10 am till 17 pm on business days); and*
- *at the address of the Registrar - Moskovsky branch of INTRACO Registrar CJSC, 2 Volgogradsky Avenue, Moscow 109316, Russian Federation (from 10 am till 14 pm on business days).*

Beginning on the publication date of the notice on the state registration of the additional securities issue, any interested person may obtain, at either of the above addresses, a copy of this Decision to Proceed With an Additional Securities Issue and a copy of the Securities Offering Prospectus for a fee which may not exceed the costs of producing [copies of] such documents.

At the Share distribution phase, the Issuer is to disclose information in the form of:

- *a report on the commencement date for the securities' distribution;*
- *a report on the changed date for the commencement of the securities' distribution;*
- *a report on distribution price (or the procedure for determining the distribution price) for the securities;*
- *a report on the suspension of the securities' distribution;*
- *a report on the resumed distribution of the securities; and*

- *a report on the completion of the securities' distribution.*

The Issuer is to publish a report on the commencement date for the securities' distribution within the following periods:

- *during disclosure on newswire - at least five (5) days prior to the commencement date for the securities' distribution; and*
- *during disclosure on the www.zinc.ru site in the Internet – at least four (4) days prior to the commencement date for the securities' distribution (but in any case after the publication of the respective report on newswire).*

The Issuer may publish a report on the commencement date for the securities' distribution simultaneously with a report on the distribution price for the Shares / the price for distributing the Shares to the holders of the pre-emptive right to purchase them (or the procedure for determining such price in the form of a formula with variables the values of which may not be changed at the Issuer's own discretion). In such case, the Issuer may publish such report on newswire and on the www.zinc.ru site in the Internet on or before the commencement date for the securities' distribution.

The Issuer is to publish a report on the distribution price for the Shares / the price for distributing the Shares to the holders of the pre-emptive right to purchase them (or the procedure for determining such price in the form of a formula with variables the values of which may not be changed at the Issuer's own discretion) on newswire and during disclosure on the www.zinc.ru website on or before the commencement date for the securities' distribution. The Issuer may publish a report on the distribution price for the Shares / the price for distributing the Shares to the holders of the pre-emptive right to purchase them (or the procedure for determining such price in the form of a formula with variables the values of which may not be changed at the Issuer's own discretion) simultaneously with a report on the commencement date for the securities' distribution. In such case, the distribution of the securities may not commence before the Issuer's publication of a report on the distribution price on newswire and on the www.zinc.ru site in the Internet.

Should the Issuer decide to alter the commencement date for the securities' distribution, it will be under the obligation to publish a report on the new commencement date for the securities' distribution on newswire and during disclosure on the www.zinc.ru site in the Internet at least one (1) day prior to such date.

The Issuer is to publish a report(s) on the distribution price for the Shares / the price for distributing the Shares to the holders of the pre-emptive right to purchase them (or the procedure for determining such price in the form of a formula with variables the values of which may not be changed at the Issuer's own discretion) on newswire and on the www.zinc.ru site in the Internet (with such posting on the worldwide web in any case to follow the publication of the report on newswire) on a before the commencement date for the distribution of the shares.

Should the Issuer decide to make amendments and/or supplements to this Decision to Proceed With an Additional Securities Issue and/or the Securities Offering Prospectus and/or if the Issuer receives a written request, direction, or ruling from the government agents duly authorized in accordance with the applicable legislation of the Russian Federation to suspend the securities' distribution (the "Duly Authorized Government Agency"), the Issuer will be obliged to put the securities' distribution on hold and to publish a report on the suspension of the securities' distribution within the following periods after the execution date of the minute of the meeting of Issuer's duly authorized body, which has decided to amend and/or supplement this Decision to Proceed With an Additional Securities Issue and/or the Securities Offering Prospectus accordingly, or after the day of which the Issuer's receipt of the above written request, direction, or ruling:

- *during disclosure on newswire - within one day;*
- *during disclosure on the www.zinc.ru site in the Internet – within three days (but in any case after the publication of the corresponding report on newswire);*
- *during disclosure by means of a printed periodical, namely: the Chelyabinsky Rabochy*

newspaper – within five days (but in any case after the publication of the corresponding report on newswire); and

- *during disclosure by means of the Supplement to the [Russian language] Newsletter of the Russian Federal Service for Financial Markets - within 30 days (but in any case after the publication of the corresponding report on newswire).*

The Issuer is to publish a report on the resumed distribution of the securities within the following periods after the date of its receipt of the registration authority's written notice reporting the registration of the corresponding amendments and/or supplements to this Decision to Proceed With an Additional Securities Issue and/or the Securities Offering Prospectus or the refusal to register such amendments and/or supplements, or of the Duly Authorized Government Agency's written notice, resolution, or decision authorizing the resumption of the securities' distribution (or concluding that there no longer are any grounds for suspending the securities' distribution):

- *during disclosure on newswire - within one day;*
- *during disclosure on the www.zinc.ru website - within three days (but in any case after the publication of the corresponding report on newswire);*
- *during disclosure by means of a printed periodical, namely: the Chelyabinsky Rabochy newspaper – within five days (but in any case after the publication of the corresponding report on newswire); and*
- *during disclosure by means of the Supplement to the [Russian language] Newsletter of the Russian Federal Service for Financial Markets - within 30 days (but in any case after the publication of the corresponding report on newswire).*

The Issuer is to publish a report on the completion of the securities' distribution within the following periods after the expiry date of the distribution period prescribed in this Decision to Proceed With an Additional Securities Issue or, if all securities in the additional issue are distributed before such date, after the distribution date of the last security in this additional issue:

- *during disclosure on newswire - within one day;*
- *during disclosure on the www.zinc.ru website - within three days (but in any case after the publication of the corresponding report on newswire);*
- *during disclosure by means of a printed periodical, namely: the Chelyabinsky Rabochy newspaper – within five days (but in any case after the publication of the corresponding report on newswire); and*
- *during disclosure by means of the Supplement to the [Russian language] Newsletter of the Russian Federal Service for Financial Markets - within 30 days (but in any case after the publication of the corresponding report on newswire).*

The Issuer is to publish a notice announcing the possibility of exercising the pre-emptive right to purchase the additional Shares on newswire and to serve it on everyone included on the list of persons having the pre-emptive right to purchase the additional Shares by registered mail or by personal delivery against a signed acknowledgment of receipt and within five (5) business days of the state registration date of the additional Share issue.

Within five days of the summing-up of the results of the exercise of the pre-emptive right to purchase the additional Shares, the Issuer is to publish an appropriate report on newswire and on the www.zinc.ru site in the Internet (with the posting on the worldwide web in any case to follow the publication of the report on newswire).

The Issuer is to disclose information about the state registration of a report on the results of the additional securities issue or, if such issue under the Russian Federal Law "On the Securities Market" and other federal laws does not involve the need to state-register a report on the results of the additional securities issue, a report on the registration authority's provision with a notice on the results of the additional securities issue (information about the Issuer's securities issue, Material Fact Index No. 05) within the following periods after the receipt date of the registration authority's written notice reporting the state registration of report on the results of the additional securities issue or, or if such issue under the Russian Federal Law "On the Securities Market" and other federal laws does not

involve the need to state-register a report on the results of the additional securities issue, after the day on which such notice is given to / served on the registration authority:

- *during disclosure on newswire - within one day;*
- *during disclosure on the www.zinc.ru website - within three days (but in any case after the publication of the corresponding report on newswire);*
- *during disclosure by means of a printed periodical, namely: the Chelyabinsky Rabochy newspaper – within five days (but in any case after the publication of the corresponding report on newswire); and*
- *during disclosure by means of the Supplement to the [Russian language] Newsletter of the Russian Federal Service for Financial Markets - within 30 days (but in any case after the publication of the corresponding report on newswire).*

Within three (3) days of the receipt date of the registration authority's written notice reporting the state registration of report on the results of the additional securities issue, the Issuer is to publish the text of the registered report on the results of the additional securities issue on the www.zinc.ru site in the Internet.

If the securities issue under the Russian Federal Law "On the Securities Market" and other federal laws does not involve the need to state-register a report on the results of the additional securities issue, the Issuer is to publish the text of the notice about the results of the additional securities issue on the www.zinc.ru site in the Internet within three (3) days of the day of its submission to / service on the registration authority. The text of the registered report on the results of the additional securities issue / notice about the results of the additional securities issue is to remain accessible in the Internet within six (6) months of the date of its posting.

Beginning on the publication date of the notice on the state registration of a report on the results of the additional Share issue / a report on the submission of a notice on the results of the additional securities issue to the registration authority, all interested persons are to have the right to acquaint themselves with the information contained in the report on the results of the additional securities issue / notice about the results of the additional securities issue at the following addresses:

- *at the Property and Assets Transactions Department at the Issuer's address - Chelyabinsk Zinc Plant OJSC, 24 Sverdlovsky Trakt, Chelyabinsk 454008, Russian Federation (from 10 am till 17 pm on business days); and*
- *at the address of the Registrar - Moskovsky branch of INTRACO Registrar CJSC, 2 Volgogradsky Avenue, Moscow 109316, Russian Federation (from 10 am till 14 pm on business days).*

Beginning on the publication date of a notice on the state registration of a report on the results of the additional securities issue / on the service on the registration authority of a notice on the results of the additional securities issue, any interested person is to have the right to obtain a copy of the report on the results of the additional securities issue / a copy of the notice on the results of the additional securities issue at the above addresses for a fee which may not exceed the costs of producing [a copy of] such document.

Information about collateral to secure the performance of obligations under the bond flotation / additional flotation

Not applicable to this type of security.

Issuer's obligations to ensure the rights of securities holders subject to such shareholders' observance of the procedures for the exercise of such rights, as established by the applicable legislation of the Russian Federation

The Issuer hereby undertakes to ensure the rights of the holders of its common registered shares subject to such shareholders' observance of the procedures established by the applicable legislation of the Russian Federation for the exercise of such rights.

Obligations of the persons having provided collateral for the bonds in order to secure the Issuer's

obligations to their holders in the event that the Issuer forgoes on such obligations on the bonds or delays their performance on the terms and conditions of such collateral

Not applicable to this type of security.

Other information required to be disclosed by these Standards [sic]

There is no such other information to be disclosed.

Translated from Russian into English for information purposes

Approved on August 30, 20 06

by the Board of Directors of Chelyabinsk Zinc Plant Open Joint Stock Company

Minute No. **unnumbered**
dated **August 31,** 20 **06**

Registered on ____ ________ 20 **06**
under the following state registration number:

[ ] - [ ][ ] - [ ][ ][ ][ ][ ] - [ ] - [ ][ ][ ][ ]

(state registration number assigned to the securities issue / additional securities issue)

Federal Service for Financial Markets
(registration authority)

(position and signature of the registration authority's duly empowered officer)

registration authority's seal

SECURITIES OFFERING PROSPECTUS – SUMMARY

Chelyabinsk Zinc Plant Open Joint Stock Company

common registered uncertificated shares

(type, class / category, form, and other identification characteristics of the securities)

having a nominal value of one ruble (RUR 1) each and numbering three hundred twenty-five thousand one hundred seventy-three (325,173) shares

(nominal value, if any, and number of securities, as well as for – for the issuer's bonds and options – their redemption period)

The information contained in this Securities Offering Prospectus is subject to disclosure in accordance with the securities legislation of the Russian Federation.

THE REGISTRATION AUTHORITY IS NOT LIABLE FOR THE ACCURACY OF THE INFORMATION FOUND IN THIS SECURITIES OFFERING PROSPECTUS, NOR DOES IT EXPRESS ANY ATTITUDE TO THE SECURITIES TO BE DISTRIBUTED THROUGH ITS REGISTRATION OF THIS SECURITIES OFFERING PROSPECTUS.

It is hereby confirmed that the issuer's accounts and financial statements for the years 2003, 2004, and 2005 are true and correct and that the accounting procedures followed by the issuer are consistent with the applicable legislation of the Russian Federation. The other information about the issuer's financial standing, which is found in Sections III, IV, V, and VIII of this Prospectus has been audited to verify that it is consistent, in all material respects, with the data appearing in the audited accounts and financial statements for the years 2003, 2004, and 2005.

Firma Audit-NAN Limited Liability Company

Director: ________ (signature) seal impression **A. N. Nesterova**

Date: August 31, 20 06

Acting General Director of Chelyabinsk Zinc Plant Open Joint Stock Company ________ (signature) **L. A. Kazanbayev**

Date: August 31, 20 06

Chief Accountant of Chelyabinsk Zinc Plant Open Joint Stock Company ________ (signature) seal impression **V. V. Krokhalev-Lyalin**

Date: August 31, 20 06

CONTENTS

Chelyabinsk Zinc Plant
Open Joint Stock Company
24 Sverdlovsky Trakt, Chelyabinsk 454008; tel: (351) 799 0000, fax: (351) 799 0065

NOTICE
OF THE POSSIBILITY OF EXERCISING THE PRE-EMPTIVE RIGHT TO PURCHASE ADDITIONAL SHARES IN CHELYABINSK ZINC PLANT OPEN JOINT STOCK COMPANY, WHICH ARE DISTRIBUTED BY PUBLIC SUBSCRIPTION

Dear Shareholder,

This is to notify you that in accordance with Article 28 of the Russian Federal Law "On Joint Stock Companies" and Article 7.2 of the Charter of Chelyabinsk Zinc Plant Open Joint Stock Company (hereinafter, the "Company:), the Board of Directors of the Company on August 30, 2006 decided to increase its share capital through the distribution of additional common registered shares by public subscription.

Under Articles 40 and 41 of the Russian Federal Law "On Joint Stock Companies", the Company's shareholders enjoy the pre-emptive right to purchase its additional shares being distributed by public subscription in such numbers as are proportional to their shareholdings in the corresponding class or category.

The list of persons having the pre-emptive right to purchase additional shares Chelyabinsk Zinc Plant OJSC was recorded as of August 30, 2006.

The additional offering of the Company's common registered shares to be issued and distributed by public subscription (hereinafter, the "Additional Shares") is to amount, in aggregate, to three hundred twenty-five thousand one hundred seventy-three (325,173) such Additional Shares.

Distribution price for the Additional Shares and the procedure for making payment for the Additional Shares

The distribution price for the Additional Shares (including, but not limited to, the price for distributing the Additional Shares to the holders of the pre-emptive right to purchase them) is to be determined by the Board of Directors of the Company in the period from the state registration date of the Additional Share issue till the commencement of the Additional Shares' distribution, but after the expiry date of the period reserved for the exercise of the pre-emptive right to purchase the Additional Shares.

The Company is to publish a notice(s) about the distribution price for the shares (including, but not limited to, the price for distributing the shares to the holders of the pre-emptive right to purchase them) or about the procedure for determining such price in the form of a formula with variables the values of which may not be changed at the Company's own discretion on newswire and on the www.zinc.ru site in the Internet. Such publication is to take place on or before the commencement date of the shares' distribution.

Payment for the Additional Shares being purchased is to be made within five (5) business days of the Company's publication of the information about the distribution price for the Additional Shares (or about the procedure for determining such price), at the distribution price for the Additional Shares that is applicable to those enjoying the pre-emptive right to purchase them, and to the account having the following details:

Account holder:	***Chelyabinsk Zinc Plant Open Joint Stock Company***
INN [taxpayer's identification number]:	***7448000013***
Settlement Account No.:	***40702810100000000259***
Lending institution:	
Full trade name:	***Bank Credit Suisse (Moscow) Closed Joint Stock Company***
Abbreviated trade name	***Bank Credit Suisse (Moscow) CJSC***
Address:	***4 Romanov Lane, Moscow 125009, Russian Federation***
INN [taxpayer's identification number]:	***7703122887***
BIK [banking identification code]:	***044525236***
Correspondent Account No.:	***30101810800000000236 with the Transactions Department of the Moscow Branch of the Bank of Russia***

Procedure for determining the number of the Additional Shares which you may purchase

The maximum number of the shares you are entitled to buy in proportion to your common shareholding as on August 30, 2006 is to be calculated using the following formula:

N = S * *(325,173 / 5,094,368)*, where

N is the maximum number of the Additional Shares you may purchase;

S is the number of the common registered shares in the Company in your ownership as on August 30, 2006 (the date of the decision constituting grounds for the distribution of the Additional Shares);

325,173 is the total number of the Additional Shares; and

5,094,368 is the number of the common registered shares in the Company outstanding as on August 30, 2006 (the date of the decision constituting grounds for the distribution of the Additional Shares).

Procedure to be followed in filing an application for the purchase of the Additional Shares with the Company, and the period reserved for the submission of such applications to the Company

You may buy shares by submitting a written application for their purchase (according to the form which is attached hereto) to the Company provided that the latter receives your application within twenty (20) days of the Company's service of this Notice.

The application is to be signed and delivered to the Company by you in person or by your representative and to be accompanied by the original or a notarized copy of the duly executed and certified document confirming your representative's right to sign and/or file the application on your behalf (and, in the event that you are a legal entity, carrying your seal, if any).

Applications for the purchase of the Additional Shares will be accepted at the following addresses:

- at the Property and Assets Transactions Department at the Company's address - Chelyabinsk Zinc Plant OJSC, Chelyabinsk 454008, Russian Federation 24 Sverdlovsky Trakt (from 10 am till 17 pm on business days), and
- at the address of the Registrar - the Moskovsky branch of INTRACO Registrar CJSC, 2 Volgogradsky Avenue, Moscow 109316, Russian Federation (from 10 am till 14 pm on business days).

For the purposes of filing an application for the purchase of the Additional Shares, a shareholder or its representative is to carry the following documents::

in the case of individual shareholders

- the passport;

- a power of attorney (if the application for the purchase of the Additional Shares is signed and/or submitted by the shareholder's representative) executed in accordance with the requirements of Article 185 of the Civil Code of the Russian Federation and granting powers to sign and/or submit the application; and

- an application for the purchase of the Additional Shares according to the attached form.

in the case of corporate shareholders

- the passport of the person duly authorized to sign and/or submit the application for the purchase of the Additional Shares;

- a copy of the document confirming the representative's powers to sign and/or submit the application for the purchase of the Additional Shares (such as a decision appointing such person to a chief executive position, or a power of attorney), which is to be certified by the shareholder's seal and by the signature of its duly authorized officer; and

- an application for the purchase of the Additional Shares according to the attached form.

Should you have any questions, please do not hesitate to address them to the Property and Assets Transactions Department at Chelyabinsk Zinc Plant Open Joint Stock Company either in person or by calling tel: (351) 799 0035 or 799 0036, or to the Company's Registrar at tel: (495) 730 0546.

______________________________ V. V. Geikhman

General Director

Chelyabinsk Zinc Plant OJSC

October 17, 2006

Translated from Russian into English for information purposes

Notice of Material Fact
"Information on securities issue by issuer"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 0545040D12102006.

2. Content of Notice

2.1. The notice of material fact containing information on adoption of the resolution to place securities includes details of:

2.1.1. Class, category (type), series and other identifying features of securities: ordinary registered uncertified shares.

2.1.2. Maturity date (for issuer's bonds or options): not applicable for this class of securities.

2.1.3. State registration number of additional securities issue and date of state registration: 1-01-45040-D-003D, date of state registration – October 12, 2006.

2.1.4. Name of registering authority undertaking state registration of the additional securities issue: Federal Service for Financial Markets of Russia.

2.1.5. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: 325,173 (three hundred twenty-five thousand one hundred seventy-three) securities with a par value of 1 (one) ruble each.

2.1.6. Placement method: open subscription.

The securities are to be placed by open subscription inviting the public to submit offers to purchase the issued securities. This notice constitutes an invitation to the public to submit offers to purchase the issued securities.

The placement of securities not involving preemptive rights to purchase the shares are to be undertaken by the issuer through a professional securities broker providing securities placement services to the issuer on the basis of an agreement signed with the issuer.

The professional securities broker providing securities placement services to the issuer is Joint Stock Company Bank Credit Suisse (Moscow) (the "Broker"):

Full company name:	Joint Stock Company Bank Credit Suisse (Moscow)
Short company name:	JSC Bank Credit Suisse (Moscow)
Place of business:	Romanov Per., 4, Moscow, Russian Federation, 125009
Postal address:	Romanov Per., 4, Moscow, Russian Federation, 125009
Contact telephone:	(495) 967-8908, 967-89-23, 967-8812
Fax:	(495) 967-88-30, 967-82-80
E-mail:	evelina.evtimova@credit-suisse.com; elena.fedorenko@credit-suisse.com; polina.goloshapova@credit-suisse.com,
Web page:	http://www.credit-suisse.com
License for provision of professional securities brokerage services:	
License number:	177-02972-100000
Date of issue:	November 27, 2000
Validity:	No expiration date
Licensing authority:	Federal Commission for the Securities Market

A potential buyer of securities or other person representing a potential buyer of securities ("Potential Buyer of Securities"), may starting at 9 hours 00 minutes on the placement start date lodge an application for the purchase

of securities with the Broker, such application having the status of an offer to purchase securities at the securities offering price established by the Board of Directors of the issuer, indicating the maximum number of securities it is planned to purchase and other details set forth in the Resolution on the Additional Securities Issue by fax to (495) 967-88-30 with a copy by fax to (495) 967-82-80.

2.1.7. Provision of preemptive rights to purchase securities to shareholders (participants) of the issuer: in accordance with Art. 40 and 41 of Federal Law of the Russian Federation No. 208-FZ on Joint-Stock Companies dated December 26, 1995 and the Company Charter holders of ordinary registered shares of an issuer have preemptive rights to purchase securities offered by open subscription in an amount proportional to the number of ordinary shares of the issuer already held. The date of compilation of the list of persons with preemptive rights to purchase securities is August 30, 2006 (date of adoption of the decision forming the basis for placement of the securities). The procedure for exercising preemptive rights to purchase offered securities is established in paragraph 8.5. of the Resolution on the Additional Securities Issue and paragraph 9.3. of the Securities Prospectus.

2.1.8. The offering price of additional shares or the procedure for determination thereof (including the offering price to persons with preemptive rights to purchase the shares) is determined by the Company's Board of Directors in the period starting from the date of state registration of the additional share issue and ending when share placement begins. The offering price of additional shares (including the offering price to persons with preemptive rights to purchase the shares) is determined by the Company's Board of Directors upon expiration of the validity period for the exercise of preemptive rights to purchase the shares as defined in paragraph 8.5. of the Resolution on the Additional Securities Issue and paragraph 9.3. of the Securities Prospectus. The issuer is to make an announcement (announcements) in the newswire services and on the web page www.zinc.ru (but after publication by the newswire services) of the securities offering price / securities offering price to persons with preemptive rights to purchase the securities (procedure for determining the price as a formula using variables that cannot change at the discretion of the issuer) no later than the securities placement start date.

2.1.9. Period of placement of securities or method of determination thereof:

The start date (method of determination thereof) of placement of securities

The start date of placement of securities of this additional securities issue is determined by the issuer.

The placement start date may not be earlier than the expiration of the validity period for the exercise of preemptive rights to purchase the securities as established in paragraph 8.5. of the Resolution on the Additional Securities Issue and paragraph 9.3. of the Securities Prospectus.

The start date of placement of securities is announced by the issuer at the following times:

- Newswire services – not later than 5 (five) days prior to the start date of placement of securities;
- On the web page www.zinc.ru – not later than 4 (four) days prior to the start date of placement of securities (but after publication by the newswire services).

The announcement of the start date of placement of securities may be published by the issuer at the same time as the announcement of the securities offering price / securities offering price to persons with preemptive rights to purchase the securities (procedure for determining the price as a formula using variables that cannot change at the discretion of the issuer). In this case such announcement must be published by the issuer in the newswire services and on the web page www.zinc.ru not later than the start date of placement of securities.

Placement may not begin before two weeks have passed from the date of disclosure of information on state registration of the additional share issue and provision of access for all potential buyers to information on state registration of the additional share issue, which must be disclosed in accordance with the Federal Law of the Russian Federation on the Securities Market and the regulations of the federal executive authority for the securities market in the manner provided for in paragraph 11 of the Resolution on the Additional Securities Issue and paragraph 2.9 of the Securities Prospectus. Such two-week period shall begin upon publication of the announcement of state registration of the additional securities issue in a periodical publication being the newspaper *Chelyabinsky Rabochiy.*

Transactions for the placement of securities not involving preemptive rights to purchase the securities are to begin after expiration of the validity period for the exercise of preemptive rights to purchase the securities as defined in paragraph 8.5. of the Resolution on the Additional Securities Issue and paragraph 9.3. of the Securities Prospectus.

The end date (method of determination thereof) of placement of securities:

The end date for placement of these additional securities shall be the earlier of the following dates: a) the date of placement of the last share of this additional issue; or b) the 6th (sixth) business day from the start date for placement of these additional securities. The end date for placement of these additional securities may not be later than one year from the date of state registration of the additional securities issue.

2.1.10. Proof that the securities prospectus has been/has not been registered at the same time as state registration of this additional securities issue: the securities prospectus has been registered at the same time as state registration of this additional securities issue.

2.1.11. If securities prospectus is registered, procedure for providing access to information contained in the securities prospectus: Not later than 3 (three) days from receipt by the issuer of written notification from the registering authority of state registration of the additional securities issue, the issuer is to publish the registered securities prospectus on the web page www.zinc.ru. The registered securities prospectus is to be available on the web page www.zinc.ru from the date of publication thereof on the Internet and until not less than 6 months have passed from the date of publication of the registered report on the results of the additional securities issue (notification of the results of the additional securities issue) on the Internet.

Starting from the publication date of the announcement of state registration of the additional securities issue, any interested parties may familiarize themselves with the information contained in the Resolution on the Additional Securities Issue and the Securities Prospectus at the following addresses:

- address of issuer: Property Department of JSC CZP, Sverdlovsky Trakt, 24, Chelyabinsk, 454008 (during business hours, from 10.00 AM to 5.00 PM)

- address of Registrar: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316, Russian Federation (during business hours, from 10.00 AM to 2.00 PM).

Starting from the publication date of the announcement of state registration of the additional securities issue, any interested parties may apply at the above address to receive a copy of the Resolution on the Additional Securities Issue and the Securities Prospectus for a fee not exceeding the cost of producing such copy.

2.1.12. In the event that the securities prospectus is signed by a financial securities consultant, this should be indicated, as well as the full and short company name and address of the financial securities consultant: the securities prospectus was not signed by a financial securities consultant.

3. Signature

3.1. General Director V.V. Geikhman
3.2. Date: October 18, 2006

Translated from Russian into English for information purposes

Notice of disclosure of information by issuer on a web site

1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.
2. Short company name of issuer: JSC CZP.
3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.
4. Issuer Primary State Registration Number: 1027402551880.
5. Issuer Taxpayer ID: 7448000013.
6. Unique issuer code assigned by registering authority: 45040-D.
7. Internet web site address for information disclosure by issuer: www.zinc.ru.
8. Type (name) of document published by the Russian issuer on the web site: Translation into Russian for information purposes of the Offering Prospectus prepared in accordance with the Listing Rules of the U.K. Listing Authority in connection with admission to the official list of the U.K. Listing Authority (the competent UK listing body) of the global depositary receipts representing ordinary registered shares of the issuer and admission of the GDRs to trading on the London Stock Exchange.
9. Date of publication of the document by the Russian issuer on the web site: November 8, 2006.

Signatures

General Director
Date: November 8, 2006

[Company Seal]

V.V. Geikhman

Notice
of Commencement of Placement of Issued Securities

1. General Information

1.1. Full company name of issuer: **Open Joint-Stock Company Chelyabinsk Zinc Plant.**

1.2. Short company name of issuer: **JSC CZP.**

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.
1.4. Issuer Primary State Registration Number: **1027402551880.**

1.5. Issuer Taxpayer ID: **7448000013.**

1.6. Unique issuer code assigned by registering authority: **45040-D.**
1.7. Internet website address for information disclosure by issuer: **www.zinc.ru.**

1.8. Newspaper(s) or periodical(s) for publication of information: **regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.**

2. Content of Notice

2.1. Details of securities placement:

2.1.1. Class, category (type), series and other identifying features of the securities: **ordinary registered uncertificated shares.**

2.1.2. Maturity date (for issuer's bonds or options): **not applicable for this class of securities.**

2.1.3. State registration number of additional securities issue and date of state registration: **1-01-45040D-003D dated October 12, 2006.**

2.1.4. Name of registering authority undertaking state registration of the additional securities issue: **Federal Service for Financial Markets of Russia.**

2.1.5. Number of securities being floated and par value of each floated security: **325,173 (three hundred twenty-five thousand one hundred seventy-three) securities with a par value of 1 (one) ruble each.**

2.1.6. Placement method: **open subscription.**

2.1.7. Placement price or procedure for determination thereof: **The placement price for the ordinary registered uncertificated shares (including the offering price to persons with preemptive rights to purchase the shares) is US$167.50 (one hundred sixty-seven US dollars and 50 cents) per additional issue share.**

2.1.8. Provision of preemptive rights to purchase securities to shareholders (participants) of the issuer:

In accordance with Art. 40 and 41 of Federal Law of the Russian Federation No. 208-FZ on Joint-Stock Companies dated December 26, 1995 shareholders of an issuer have preemptive rights to purchase additional shares offered by open subscription in an amount proportional to the number of ordinary shares of the issuer already held.

The maximum number of shares that a person may purchase in the course of exercising their preemptive rights to purchase shares is proportional to the number of ordinary shares of the issuer held as of August 30, 2006 (the date of adoption of the decision on the basis of which the additional shares are being placed).

2.2. Start date of placement of securities: **November 10, 2006.**

2.3. **The placement start date may be changed provided this information is published in the newswire services and on the web site www.zinc.ru not later than 1 day prior to the securities placement start date published herein.**

2.4. The end date of placement of securities or method of determination thereof): **The end date for placement of the additional shares shall be the earlier of the following dates: a) the date of placement**

of the last share of the additional issue; or b) the 6th (sixth) business day from the start date for placement of the additional shares. The end date for placement of the additional shares may not be later than one year from the date of state registration of the additional share issue.

3. Signature

3.1. General Director (signature) V.V. Geikhman

3.2. Date November 9, 2006 [Company Seal]

Notice
of placement price for the issued securities or the procedure for the determination thereof

1. General Information

1.1. Full company name of issuer: **Open Joint-Stock Company Chelyabinsk Zinc Plant.**

1.2. Short company name of issuer: **JSC CZP.**

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.
1.4. Issuer Primary State Registration Number: **1027402551880.**

1.5. Issuer Taxpayer ID: **7448000013.**

1.6. Unique issuer code assigned by registering authority: **45040-D.**
1.7. Internet website address for information disclosure by issuer: **www.zinc.ru.**

1.8. Newspaper(s) or periodical(s) for publication of information: **regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette*.**

2. Content of Notice

2.1. Details of securities placement:

2.1.1. Class, category (type), series and other identifying features of the securities: **ordinary registered uncertificated shares.**

2.1.2. Maturity date (for issuer's bonds or options): **not applicable for this class of securities.**

2.1.3. State registration number of additional securities issue and date of state registration: **1-01-45040D-003D dated October 12, 2006.**

2.1.4. Name of registering authority undertaking state registration of the additional securities issue: **Federal Service for Financial Markets of Russia.**

2.1.5. Number of securities being floated and par value of each floated security: **325,173 (three hundred twenty-five thousand one hundred seventy-three) securities with a par value of 1 (one) ruble each.**

2.1.6. Placement method: **open subscription.**

2.1.7. Period (start and end dates) of placement of securities or method of determination thereof:
Start date of placement of securities: November 10, 2006.
The end date for placement of the additional shares shall be the earlier of the following dates: a) the date of placement of the last share of the additional issue; or b) the 6th (sixth) business day from the start date for placement of the additional shares. The end date for placement of the additional shares may not be later than one year from the date of state registration of the additional share issue.

2.1.8. Form of payment for placed securities: **Payment for the shares is by way of wire transfer of cash funds in Russian currency at the exchange rate of the Central Bank of Russia on the date of payment by way of wire transfer of cash funds to the account of the issuer indicated below:**

Account holder:
Open Joint-Stock Company Chelyabinsk Zinc Plant
Taxpayer ID: 7448000013
Account number: 40702810100000000259

Financial institution:
Full company name:
Closed Joint-Stock Company Bank Credit Suisse (Moscow)
Short company name:
JSC Bank Credit Suisse (Moscow)
Address:
Romanov Rer., 4, Moscow, 125009, Russian Federation

Taxpayer ID: 7703122887
Bank ID: 044525236
Correspondent Account: 30101810800000000236 with OPERU Moscow GTU of the Bank of Russia

2.2. The offering price for the securities or the procedure for determination thereof: **the offering price for the ordinary registered uncertificated shares (including the offering price to persons with preemptive rights to purchase the shares) shall amount to US$167.50 (one hundred sixty-seven US dollars and 50 cents) per additional issue share.**

2.3. Pursuant to the procedure for determining the offering price for the securities established by the registered decision on the additional securities issue, the offering price for the securities in figures is determined by the issuer prior to the commencement of the period of placement of the securities:

2.3.1. Management body of the issuer adopting the decision on the determination of the offering price for the securities: **Board of Directors of the issuer.**

2.3.2. Date of the decision on the offering price for the securities: **November 9, 2006.**

2.3.3. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution on determination of the offering price for the securities was adopted: **Minutes of the Board of Directors dated November 9, 2006 (no number).**

2.4. The registered decision on the additional securities issue did not establish a procedure for the determination of the offering price for the securities under which the offering price for the securities would be determined by the issuer dujring the course of a tender at which the securities would be placed.

3. Signature

3.1. General Director V.V. Geikhman

(signature)

3.2. Date November 9, 2006 [Company Seal]

ЧЕЛЯБИНСКИЙ ЦИНКОВЫЙ ЗАВОД

Translated from Russian into English for information purposes

24 Sverdlovsky Trakt, Chelyabinsk 454008
Tel: (351) 799 0000; (351) 799 0009;
Fax: (351) 799 0065;
INN [taxpayer's identification number]: 7448000013; KPP
[reason-for-registration code]: 742150001
Settlement Account No.40702810807180000283
with Chelindbank OJSC, Chelyabinsk;
Correspondent Account No. 30101810400000000711; BIK
[banking identification code] 047501711

______________ No. ______________

REPORT ON THE RESULTS OF THE EXERCISE OF THE PRE-EMPTIVE RIGHT TO PURCHASE SECURITIES

Chelyabinsk Zinc Plant Open Joint Stock Company

Three hundred twenty-five thousand one hundred seventy-three (325,173) common registered uncertificated shares having a nominal value of one ruble (RUR 1) each and distributed by public subscription

Grounds: a decision by the Board of Directors of Chelyabinsk Zinc Plant Open Joint Stock Company to increase its share capital through the distribution of additional shares, which was made by the Board of Directors on August 30, 2006, in accordance with an unnumbered minute dated August 31, 2006

State registration number and state registration date of the additional securities issue: **1-01-45040D-003D, October 12, 2006.**

Registration authority which has carried out the state registration of the additional securities issue: **Russian Federal Service for Financial Markets.**

Issuer's address:	**24 Sverdlovsky Trakt Chelyabinsk 454008, Russian Federation**
Contact telephone number:	(351) 799 0035

General Director ______________________ V. V. Geikhman

Signature

seal impression

Date November 17, 2006

In accordance with Articles 40 and 41 of Russian Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26, 1995, the Issuer's shareholders have the pre-emptive right to purchase the additional shares being distributed by public subscription in amounts proportional to their common shareholdings in the Issuer.

Record date of the list of persons having the pre-emptive right to purchase the additional shares subject to distribution – **August 30, 2006** (the date of the decision having constituted grounds for the distribution of the additional shares).

Notices regarding the possibility of exercising the pre-emptive right to purchase the additional shares have been sent by registered mail to everyone included on the list of persons having such pre-emptive right of purchase to the corresponding address as recorded in the Issuer's register of registered security holders to report, inter alia, the following:

- the service date of the last notice: **October 19, 2006**; and
- the validity period of the pre-emptive right: **the period through November 8, 2006**.

The actual period during which the pre-emptive right was exercised:

- the date on which the joint stock company received the first application for the acquisition of the securities on offer by way of exercising the pre-emptive right of purchase: **October 23, 2006**; and
- the date on which the joint stock company received the last application for the acquisition of the securities on offer by way of exercising the pre-emptive right of purchase: **November 8, 2006.**

The maximum number of the shares which a person was entitled to acquire by way of exercising the pre-emptive right to purchase such shares in proportion to the buyer's existing common shareholding in the Issuer as on August 30, 2006 (the date of the decision having constituted grounds for the distribution of the additional shares) was calculated using the following formula:

N = S *(325,173 / 5,094,368), where

N was the maximum number of the shares in the additional issue which the person enjoying the pre-emptive right of purchase was entitled to acquire;

S was the number of the common registered shares in the Issuer that belonged to the person having the pre-emptive right of purchase as on August 30, 2006 (the date of the decision having constituted grounds for the distribution of the additional shares);

325,173 was the number of the Issuer's common registered shares in the additional issue; and

5,094,368 was the number of the common registered shares in the Issuer outstanding as on August 30, 2006 (the date of the decision having constituted grounds for the distribution of the additional shares).

During the validity period of the pre-emptive right, **94 applications** were received from persons having the pre-emptive right to purchase the above shares, which together requested the acquisition of a total of **three hundred five thousand four hundred fifty-six point six hundred ten thousand six hundred twenty-five (305,456.610625)** shares in the

additional issue.

The distribution price for the shares (including, but not limited to, the price for their distribution through the exercise of the pre-emptive right of purchase) was established by the Issuer's Board of Directors on November 9, 2006 at **one hundred sixty-seven United States dollars fifty cents (USD 167.50)** per share in the additional issue (unnumbered Board of Directors minute dated November 9, 2006).

The Issuer published a notice about the distribution price for the shares (including, but not limited to, the price for their distribution through the exercise of the pre-emptive right of purchase) on newswire and on the www.zinc.ru website in the Internet on November 9, 2006 simultaneously with a notice on the commencement date for the securities' distribution.

Commencement date for the securities' distribution: **November 10, 2006.**

Period reserved for the persons exercising the pre-emptive right of purchase to pay for the shares thus acquired: **five (5) business days after the Issuer's disclosure of information about the distribution price for the shares in the manner prescribed in Paragraph 11 of the Decision to Proceed With the Additional Securities Issue and Paragraph 2.9 of the Securities Offering Prospectus**.

Those shares funds in payment for which failed to arrive on the Issuer's account designated in Paragraph 8.6 of the Decision to Proceed With the Additional Securities Issue and Paragraph 2.6 of the Securities Offering Prospectus within five (5) business days of the Issuer's disclosure of information about the distribution price for the shares in the manner prescribed in Paragraph 11 of the Decision to Proceed With the Additional Securities Issue and Paragraph 2.9 of the Securities Offering Prospectus were to remain undistributed by way of exercising pre-emptive share purchase rights.

The funds transferred to the Issuer in payment for the additional shares acquired by the persons exercising their pre-emptive rights of purchase were to be returned in the cases and in the manner prescribed in the Decision to Proceed With the Additional Securities Issue and in the Securities Offering Prospectus.

The total number of the additional issue shares distributed by way of pre-emptive share purchase rights being exercised came to two hundred ninety-one thousand five hundred sixteen (291,516) shares.

Notice
of Completion of Placement of Issued Securities

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.
1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.
1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

2. Content of Notice

2.1. Details of securities placement:

2.1.1. Class, category (type), series and other identifying features of the securities: **ordinary registered uncertified shares.**

2.1.2. Maturity date (for issuer's bonds or options): **not applicable for this class of securities.**

2.1.3. State registration number of additional securities issue and date of state registration: **1-01-45040D-003D dated October 12, 2006.**

2.1.4. Name of registering authority undertaking state registration of the additional securities issue: **Federal Service for Financial Markets of Russia.**

2.1.5. Par value (if such par value is contemplated under Russian law) of each floated security: **the par value of each floated security is 1 (one) ruble.**

2.1.6. Placement method of securities: **open subscription.**

2.2. Securities placement start date (date of first transaction for the sale of securities to the first owner): **November 10, 2006**.

2.3. Securities placement end date (date of last credit entry on the personal account (depo account) of the first owner in the register of rights to the securities issue (additional issue) or the date of issue of the last certificate for a documentary securities issue (additional issue) without a mandatory centralized depositary): **November 17, 2006**.

2.4. Actual number of securities placed: **325,173 (three hundred twenty-five thousand one hundred seventy-three) securities.**

2.5. Securities actually placed as a percentage of total number of securities issue (additional issue) to be placed: **100%.**

2.6. Actual placement price (prices) of securities and number of securities placed at each price: **the placement price for the ordinary registered uncertified shares (including the placement price when exercising preemptive rights to purchase shares) amounts to US$ 167.50 (one hundred sixty-seven US Dollars and fifty cents) per share of the additional issue.**

2.7. Form of payment for placed securities and, in the event that payment for the placed securities takes the form of cash funds and other property (non-monetary form), the number of placed securities paid for in cash funds, and the number of placed securities paid for by other property (non-monetary form): **Payment for the shares is by way of wire transfer of cash funds in Russian currency at**

the exchange rate of the Central Bank of Russia on the date of payment by way of wire transfer of cash funds to the account of the issuer indicated below:

Account holder:
Open Joint-Stock Company Chelyabinsk Zinc Plant
Taxpayer ID: 7448000013
Account number: 40702810100000000259

Financial institution:
Full company name:
Closed Joint-Stock Company Bank Credit Suisse (Moscow)
Short company name:
JSC Bank Credit Suisse (Moscow)
Address:
Romanov Rer., 4, Moscow, 125009, Russian Federation
Taxpayer ID: 7703122887
Bank ID: 044525236

Correspondent Account: 30101810800000000236 with OPERU Moscow GTU of the Bank of Russia

2.8. Details of issuer's interested party transactions and major transactions undertaken by the issuer in the course of placement of the securities, and of the approval thereof by the authorized management body of the issuer or of the absence of such approval: **In the course of placement of the securities the issuer did not undertake any major transactions or interested party transactions.**

3. Signature

3.1. General Director (signature) V.V. Geikhman

3.2. Date: November 17, 2006 [Company Seal]

Notice of Material Fact
"Information on securities issue by issuer"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

1.8. Newspaper(s) or periodical(s) for publication of information: regional daily newspaper *Chelyabinsky Rabochiy*, periodical *Supplement to FSFM of Russia Gazette.*

1.9. Code of material fact: 0545040D12102006.

2. Content of Notice

2.5. The notice of material fact containing information on adoption of the resolution to place securities includes details of:

2.5.1. Class, category (type), series and other identifying features of the securities: **ordinary registered uncertified shares.**

2.5.2. Maturity date (for issuer's bonds or options): **not applicable for this class of securities.**

2.5.3. State registration number of additional securities issue and date of state registration: **1-01-45040D-003D dated October 12, 2006.**

2.5.4. Name of registering authority undertaking state registration of the additional securities issue: **Federal Service for Financial Markets of Russia.**

2.5.5. Number of securities being floated and par value (if such par value is contemplated under Russian law) of each floated security: **325,173 (three hundred twenty-five thousand one hundred seventy-three) securities with a par value of 1 (one) ruble each.**

2.5.6. Securities actually placed as a percentage of total number of securities issue (additional issue) to be placed: **100%.**

2.5.7. If placement of the shares allows the placement thereof by way of placement of foreign securities, the proportion of shares placed by way of placement of foreign securities underlying such shares out of the total number of shares of the additional issue to be placed: **no foreign securities underlying shares of the additional issue were placed.**

2.5.8. Placement method of securities: **open subscription.**

2.5.9. Securities placement start date (date of first transaction for the sale of securities to the first owner): **November 10, 2006.**

2.5.10. Securities placement end date (date of last credit entry on the personal account (depo account) of the first owner in the register of rights to the securities issue (additional issue) or the date of issue of the last certificate for a documentary securities issue (additional issue) without a mandatory centralized depositary): **November 17, 2006.**

2.5.11. Date of filing (submission) of notification of the results of the additional securities issue to the registering authority: **November 22, 2006.**

2.5.12. Procedure for provision of access to information contained in the notification of the results of

the securities issue (additional securities issue): **Not later than 3 (three) days from the date of filing (submission) of notification of the results of the additional securities issue to the registering authority the issuer is to publish the notification on the web page *www.zinc.ru*. The notification of the results of the additional securities issue is to be available on the Internet for a period of 6 (six) months from publication on the Internet.**

Starting from the publication date of the notification of the results of the additional securities issue to the registering authority, any interested parties may familiarize themselves with the information contained in the notification of the results of the additional securities issue at the following addresses:

- **address of issuer: Property Department of JSC CZP, Sverdlovsky Trakt, 24, Chelyabinsk, 454008 (during business hours, from 10.00 AM to 5.00 PM)**
- **address of Registrar: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316, Russian Federation (during business hours, from 10.00 AM to 2.00 PM).**

Starting from the publication date of the notification of the results of the additional securities issue to the registering authority, any interested parties may apply at the above address to receive a copy of the notification of the results of the additional securities issue for a fee not exceeding the cost of producing such copy.

3. Signature

3.1. General Director V.V. Geikhman

(signature)

3.2. Date: November 22, 2006 [Company Seal]

Chelyabinsk Zinc Plant
Open Joint Stock Company
24 Sverdlovsky Trakt, Chelyabinsk 454008; tel: (351) 799 0000, fax: (351) 799 0065

NOTICE ON THE RESULTS OF AN ADDITIONAL SECURITIES ISSUE

Chelyabinsk Zinc Plant Open Joint Stock Company

Three hundred twenty-five thousand one hundred seventy-three (325,173) common registered uncertificated Shares having a nominal value of one ruble (RUR 1) each and distributed by public subscription

State registration number of the additional securities issue:
1 - 01 - 45040 - D - 003D

State registration date of the additional securities issue:
October 12, 2006

Issuer's address: **24 Sverdlovsky Trakt**
Chelyabinsk 454008, Russian Federation
Contact telephone number: **tel: (351) 799 0035**

General Director ____________ V. V. Geikhman
Signature

Date: November 22, 2006

seal impression

Chief Accountant ____________ V. V. Krokhalev-Lyalin
signature

Date: November 22, 2006

Professional participant in the securities market that provides the Issuer with the services involved in the securities' distribution:
BANK CREDIT SUISSE (MOSCOW) CLOSED JOINT STOCK COMPANY
Brokerage license of the professional participant in the securities market:
License number: 177-02972-100000
Issue date: November 27, 2000
Validity period: open-ended
Licensing authority: Russian Federal Commission on the Securities Market

Head of the Transactions Department ____________ P. V. Goloschapova.
signature

Date: November 22, 2006

1. Type and class / category of the securities: common registered shares (the "Shares").

2. Form of securities: uncertificated securities.

3. Securities distribution method: public subscription.

4. Actual securities placement date:

Date of the actual commencement of the securities' distribution (execution date of the first contract for the transfer of a security or securities): **November 10, 2006.**

Date of the actual completion of the securities' distribution (record date of the last entry on the personal account / deposit account of a purchaser of any of the securities or the transfer date of the last securities certificate to a purchaser): **November 17, 2006.**

The securities issue in accordance with Articles 40 and 41 of the Federal Law "On Joint Stock Companies" was accompanied by the grant of the pre-emptive right to purchase the securities being distributed.

The actual period during which the pre-emptive right was exercised:

- the date on which the joint stock company received the first application for the acquisition of the securities on offer by way of exercising the pre-emptive right of purchase: **October 23, 2006**;
- the date on which the joint stock company received the last application for the acquisition of the securities on offer by way of exercising the pre-emptive right of purchase: **November 8, 2006**.

5. Nominal value per security: one ruble (RUR 1).

6. Number of the securities distributed:

Number of the securities actually distributed: **three hundred twenty-five thousand one hundred seventy-three (325,173) Shares**;

including, but not limited to:

- the number of the securities actually distributed and paid for in cash: three hundred twenty-five thousand one hundred seventy-three (325,173) Shares;
- the number of the securities actually distributed and paid for in kind: 0 Shares;
- the number of the securities actually distributed through the exercise of the pre-emptive right of purchase to purchase them: two hundred ninety-one thousand five hundred sixteen (291,516) Shares;
- the number of the fractional Shares actually distributed and their combined nominal value: 0 Shares; and
- the number of the Shares distributed through the distribution of foreign securities certifying rights to such Shares: 0 Shares.

7. Distribution price(s) for the securities:

Distribution price for the securities (including, but not limited to, the price for their distribution during the exercise of the pre-emptive right of purchase): **one hundred sixty-seven United States dollars fifty cents (USD 167.50) per Share.**

Number of the securities distributed at such distribution price: **three hundred twenty-five thousand one hundred seventy-three (325,173) Shares**.

8. Total receipts for the securities distributed:

(a) the total amount / value of assets in rubles (including funds in rubles, funds in foreign currency at the rate quoted by the Central Bank of the Russian Federation on the payment day, and the value of other assets, among them tangibles and intangibles) contributed in payment for the distributed securities: **one billion four hundred fifty million seventy-four thousand seven hundred forty-seven rubles ninety-two kopecks (RUR 1,450,074,747.92)**;

(b) the amount of funds in rubles contributed in payment for the distributed securities: **one billion**

four hundred fifty million seventy-four thousand seven hundred forty-seven rubles ninety-two kopecks (RUR 1,450,074,747.92);

(c) the amount of funds in foreign currency, as expressed in rubles at the rate quoted by the Central Bank of the Russian Federation at the time of their payment: **0 rubles;** and

(d) the value of other assets, among them tangibles and intangibles, contributed in payment for the distributed securities, as expressed in rubles: **0 rubles.**

9. Percentage of the securities failure to distribute which renders the securities issue / additional securities issue unsuccessful:

The Decision to Proceed With the Additional Securities Issue and the Securities Offering Prospectus do not set any percentage of the securities failure to distribute which will render the additional securities issue unsuccessful.

10. Percentage of the securities in the issue / additional issue, which have been issued, but remain undistributed:

- The share of the securities in the issue / additional issue that have been distributed, as expressed in percent of the total number of the securities in the issue / additional issue subject to distribution: **100%;**
- The share of the securities in the issue / additional issue that remain undistributed, as expressed in percent of the total number of the securities in the issue / additional issue subject to distribution: **0%;** and
- The share of the Shares distributed through the distribution of foreign securities certifying rights to such Shares, as expressed in percent of the total number of the Shares in the issue / additional issue subject to distribution: **0%.**

11. Issuer's major transactions and related party transactions executed in the process of the securities' distribution:

During the distribution of the Shares in this additional issue, the issuer executed no major transaction or related party transaction.

12. Data regarding the persons on record in the issuer's share register and the persons serving on its governing bodies (as on the date of the actual completion of the securities' distribution):

The following relevant data is given as being true as on the date of the actual completion of the securities' distribution.

(a) the full trade names (or the business names or first names, middle names, and surnames) of the persons on record in the issuer's share register as holding:

- shares representing at least 2% of the issuer's share capital (including the extent of such persons' equity participation in the issuer):

  - ING Bank (Eurasia) CJSC
    Equity participation in the issuer's share capital: 30.57%
    Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 28.74%

  - Depository & Clearing Company CJSC
    Equity participation in the issuer's share capital: 10.47%
    Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 9.84%

- Citibank Commercial Bank CJSC
  Equity participation in the issuer's share capital: 2.79%
  Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 2.62%

- International Moscow Bank CJSC
  Equity participation in the issuer's share capital: 55.75%
  Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 52.40%

- common shares representing at least 2% of the issuer's common shares, including their holding in percent of the issuer's common shares:

  - ING Bank (Eurasia) CJSC
    Equity participation in the issuer's share capital: 30.57%
    Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 28.74%

  - Depository & Clearing Company CJSC
    Equity participation in the issuer's share capital: 10.47%
    Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 9.84%

  - Citibank Commercial Bank CJSC
    Equity participation in the issuer's share capital: 2.79%
    Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 2.62%

  - International Moscow Bank CJSC
    Equity participation in the issuer's share capital: 55.75%
    Equity participation in the issuer's share capital following the securities' distribution (the corresponding amendments to the issuer's charter have still to be registered as on the date of the notice): 52.40%

- registered securities convertible into the issuer's shares if their number on record in the name of the person concerned upon conversion together with the shares already recorded as being held by such person is to equal at least 2% of the issuer's share capital, including the percentage they represent in the issuer's share capital: no such securities have been issued; and

- registered security convertible into the issuer's common shares if their number on record in the name of the person concerned upon conversion together with the common shares already recorded as being held by such person is to equal at least 2% of the issuer's common shares, including the percentage they represent among the issuer's common shares: no such securities have been issued.

b) Members of the issuing joint stock company's Board of Directors / Supervisory Board:

1. Sergei Igorevich Moiseyev
Position held in the issuing joint stock company: **Chairman of the Board of Directors**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Chelyabinsk Pipe Mill OJSC	21 Mashinostroitelei Street, Chelyabinsk 454129	Member of the Board of Directors
Pervouralsky Novotrubny Zavod OJSC	1 Torgovaya Street, Pervouralsk, Sverdlovsk region 623112, Russian Federation	Member of the Board of Directors
MeTriS Comprehensive Supply System CJSC	Building 1, 4 Donskaya Street, Moscow 119049, Russian Federation	Member of the Board of Directors
Magnitogorsk-Based Vostokmetallurgmontazh Mechanical Engineering Blanks Factory CJSC	124 Kirov Street, Magnitogorsk, Chelyabinsk Region 455007, Russian Federation	Member of the Board of Directors
Special Mounting Products Factory CJSC	26 Verkhniye Polya Street, Moscow 109429, Russian Federation	Member of the Board of Directors
ChTPZ - Complex Pipe Systems CJSC	18.8 Valovaya Street, Moscow 115455, Russian Federation	Member of the Board of Directors
ChTZ-Meta CJSC	Building 1, 22 Bolshoi Karetny Lane, Moscow 127051, Russian Federation	Chairman of the Board of Directors
Pipeline Riders CJSC	Zheleznodorozhny, Kopeisk, Chelyabinsk Region, 456656, Russian Federation	Member of the Board of Directors
Uraltrubostal Trading House CJSC	Building 2, 1 Torgovaya Street, Pervouralsk, Sverdlovsk region 623112, Russian Federation	Member of the Board of Directors
Branch of Arcley Capital LLC	2 Volgogradsky Avenue, Moscow 109316, Russian Federation	Director

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

2. Boris Davidovich Birman
Positions held in the issuing joint stock company: **a member of the Board of Directors and Director for Finance.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability	Akzhal, Shetsky District, Karaganda Region 101713,	Member of the

Name of the organization	Address of the organization	Position held
Partnership Joint Venture	Republic of Kazakhstan	Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

3. Vsevolod Vladimirovich Geikhman
Positions held in the issuing joint stock company: **General Director, a member of the Board of Directors, and Chairman of the Management Board.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Chairman of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

4. Leonid Alexandrovich Kazanbayev
Positions held in the issuing joint stock company: **a member of the Board of Directors and Director for Technology.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Member of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

5. Alexander Anatolyevich Fedorov
Position held in the issuing joint stock company: **a member of the Board of Directors**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Chelyabinsk Pipe Mill OJSC	21 Mashinostroitelei Street, Chelyabinsk 454129	Chairman of the Board of Directors

Name of the organization	Address of the organization	Position held
Pervouralsky Novotrubny Zavod OJSC	1 Torgovaya Street, Pervouralsk, Sverdlovsk region 623112, Russian Federation	Member of the Board of Directors
MeTriS Comprehensive Supply System CJSC	Building 1, 4 Donskaya Street, Moscow 119049, Russian Federation	Member of the Board of Directors
Magnitogorsk-Based Vostokmetallurgmontazh Mechanical Engineering Blanks Factory CJSC	124 Kirov Street, Magnitogorsk, Chelyabinsk Region 455007, Russian Federation	Member of the Board of Directors
Special Mounting Products Factory CJSC	26 Verkhniye Polya Street, Moscow 109429, Russian Federation	Member of the Board of Directors
ChTPZ - Complex Pipe Systems CJSC	18.8 Valovaya Street, Moscow 115455, Russian Federation	Member of the Board of Directors
ChTZ-Meta CJSC	Building 1, 22 Bolshoi Karetny Lane, Moscow 127051, Russian Federation	Member of the Board of Directors
Pipeline Riders CJSC	Zheleznodorozhny, Kopeisk 456656, Chelyabinsk Region, Russian Federation	Chairman of the Board of Directors
Uraltrubostal Trading House CJSC	Building 2, 1 Torgovaya Street, Pervouralsk, Sverdlovsk region 623112, Russian Federation	Chairman of the Board of Directors
ChTZ Medical Center CJSC	Office 22, 25 Mashinostroitelei Street, Chelyabinsk 454129	Chairman of the Board of Directors
Neftegazstroi-Vostok FSK OJSC	7 Revolutsii Plaza, Chelyabinsk 454000	Member of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

6. Radik Vagizovich Sharifzyanov
Position held in the issuing joint stock company: **a member of the Board of Directors**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Russian Railways OJSC	2 Novaya Basmannaya Street, Moscow 107144, Russian Federation	Assistant to the President

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

7. Alexei Valeryevich Shilov
Position held in the issuing joint stock company: **a member of the Board of Directors**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
LT Group CJSC	Building 3, 44 Krasnaya Presnya, Moscow 123022, Russian Federation	Member of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

c) Members of the issuing joint stock company's collective executive body:

1. Vsevolod Vladimirovich Geikhman
Positions held in the issuing joint stock company: **General Director, a member of the Board of Directors, and Chairman of the Management Board.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Chairman of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

2. Berislav Galovic
Positions held in the issuing joint stock company: **a member of the Management Board and Commercial Director.**
Positions held in other organizations: **none.**
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

3. Alexander Valentinovich Zatonsky
Positions held in the issuing joint stock company: **a member of the Management Board and Director for Production Operations.**
Positions held in other organizations: none.
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares

into which the securities convertible into the Issuer's common Shares may be converted: **none.**

4. Pyotr Vladimirovich Kondakov
Positions held in the issuing joint stock company: **a member of the Management Board and a Deputy Commercial Director.**
Positions held in other organizations: **none.**
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

5. Vasily Vasilyevich Krokhalev-Lyalin
Positions held in the issuing joint stock company: **a member of the Management Board and Chief Accountant.**
Positions held in other organizations: **none.**
Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

6. Pavel Anatolyevich Ryzhy
Positions held in the issuing joint stock company: **a member of the Management Board and Director for Personnel.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Soc-Service LLC	24 Sverdlovsky Trakt, Chelyabinsk 454008	Chairman of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

7. Nella Ivanovna Sukhanova
Positions held in the issuing joint stock company: **a member of the Management Board and Head of the Planning Department.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Soc-Service LLC	24 Sverdlovsky Trakt, Chelyabinsk 454008	Member of the Board of Directors

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

d) Person holding the position / performing the functions of the issuing joint stock

company's individual executive authority:

Vsevolod Vladimirovich Geikhman
Positions held in the issuing joint stock company: **General Director, a member of the Board of Directors, and Chairman of the Management Board.**
Positions held in other organizations:

Name of the organization	Address of the organization	Position held
Nova Zinc Limited Liability Partnership Joint Venture	Akzhal, Shetsky District, Karaganda Region 101713, Republic of Kazakhstan	Chairman of the Supervisory Board

Ownership interest in the Issuer's share capital: **none**
Percentage of the Issuer's common Shares owned: **none**
Percentages of the Issuer's common Shares into which the securities belonging to the given person may be converted in respect of the total number of the common Shares outstanding and of the common Shares into which the securities convertible into the Issuer's common Shares may be converted: **none.**

13. Information about the issuing joint stock company's securities listed at a stock exchange and about the listing stock exchange

Full trade name of the stock exchange listing the issuing company's outstanding securities: **Russian Trading System Stock Exchange Open Joint Stock Company**;

Abbreviated trade name of the stock exchange listing the issuing company's outstanding securities: **RTS OJSC**;

Address of the stock exchange listing the issuing company's outstanding securities: **Building 1, 38 Dolgorukovskaya Street, Moscow 127006, Russia**;

Listing date of the issuing company's outstanding securities (the date on which the duly authorized body of the stock exchange decided to include such securities on a quotation list): **October 19, 2006**; and

Quotation list on which the issuing company's outstanding securities have been included: **Quotation List B.**

__________, 2007

Annex

Joint-Stock Company Chelyabinsk Zinc Plant

English Translations from Russian
of Information that the Company Has Made Public Pursuant to Russian Law or Has Distributed to its Security holders since January 1, 2006

Binder I

1. Annual report for the year 2005

2. Press releases issued in 2006 and 2007

   2.1 Press release – Revenues of Chelyabinsk Zinc Plant in 2005 increase by 19% despite a fall in production , dated February 1, 2006

   2.2 Press release – Chelyabinsk Zinc Plant acquires control of Nova Zinc, a miner and processor of lead and zinc ore from the Akzhal deposit (Kazakhstan) , dated April 14, 2006

   2.3 Press release – 1st quarter 2006 output of Chelyabinsk Zinc Plant grows by 27% , dated April 28, 2006

   2.4 Press release – Chelyabinsk Zinc Plant joins the Supervisory Board of TOO Nova Zinc , dated May 29, 2006

   2.5 Press release – Chelyabinsk Zinc Plant obtains quality and environmental management certification to international standards, dated July 14, 2006

   2.6 News release – Chelyabinsk Zinc Plant reports 33% production rise for first half of 2006, dated August 1, 2006

   2.7 News release – Chelyabinsk Zinc Plant Acquires 100% Control of Nova-Zinc, Developer of the Akzhal Zinc Mine, Kazakhstan, dated August 14, 2006

   2.8 News release – Chelyabinsk Zinc Plant Awarded ISO 9001:2000 and ISO 14001:2004 Certifications from BVQI, dated August 17, 2006

   2.9 News release – Sergey Moiseyev Elected Chairman of the Board of Chelyabinsk Zinc Plant, dated August 22, 2006

   2.10 News release – Chelyabinsk Zinc Plant to Supply 2,400 Tons of Zinc-Aluminium Alloy to ThyssenKrupp, dated November 28, 2006

2.11 News release – JSC Chelyabinsk Zinc Plant Wins Tender for Development of Amurskoye Zinc Deposit Subject to State Approval, dated December 14, 2006

2.12 News release – JSC Chelyabinsk Zinc Plant Announces 3Q Results For The Nine Months Ended September 30, 2006, dated December 28, 2006

3. Quarterly reports on compliance with corporate governance standards and other documents submitted to RTS in 2006 and 2007

3.1 Quarterly Report of Open Joint-Stock Company Chelyabinsk Zinc Plant on Compliance with Corporate Governance Standards (for admission of shares to the B-List of the Stock Exchange) for the 3rd quarter of 2006

3.2 Securities Form as of October 17, 2006

3.3 Confirmation of net assets value (equity capital) of Joint-Stock Company Chelyabinsk Zinc Plant as of June 30, 2006

3.4 Quarterly Report of Open Joint-Stock Company Chelyabinsk Zinc Plant on Compliance with Corporate Governance Standards (for admission of shares to the B-List of the Stock Exchange) for the 4th quarter of 2006

3.5 Securities Form as of January 31, 2007

3.6 Confirmation of net assets value (equity capital) of Joint-Stock Company Chelyabinsk Zinc Plant as of September 30, 2006

4. Foundation documents and internal regulations

4.1 Amendment No. 3, dated August 10, 2006 to the Charter of Joint Stock Company Chelyabinsk Zinc Plant (New version No. 1)

4.2 Charter of Joint Stock Company Chelyabinsk Zinc Plant (New version No. 2), dated August 18, 2006 (the "Charter")

4.3 Amendment No. 1 to the Charter, dated November 30, 2006

4.4 Corporate Governance Code of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.5 Regulations on the General Shareholders' Meeting of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.6 Regulations on the Board of Directors of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.7 Regulations on the General Director of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.8 Regulations on the Management Board of Joint Stock Company Chelyabinsk Zinc Plant, dated August 18, 2006

4.9 Regulations on the Audit Commission of OJSC Chelyabinsk Zinc Plant, dated May 23, 2002

4.10 Regulations on the Audit Committee of the Board of Directors of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.11 Regulations on the Company Secretary of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.12 Regulations on the Information Policy of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.13 Regulations on Supervision of the Financial and Business Operations of Joint Stock Company Chelyabinsk Zinc Plant, dated June 1, 2006

4.14 Management Structure of CZP as of April 2006

4.15 Management Structure of CZP as of August 2006

5. Summary of Quarterly Reports filed in 2006 and 2007

5.1 Summary of Quarterly Report – 4th Quarter 2005

5.2 Summary of Quarterly Report – 1st Quarter 2006

5.3 Summary of Quarterly Report – 2nd Quarter 2006

5.4 Summary of Quarterly Report – 3rd Quarter 2006

5.5 Summary of Quarterly Report – 4th Quarter 2006

5.6 Notice of procedure for obtaining access to information contained in the quarterly report, dated February 9, 2007

6. Lists of affiliated persons filed in 2006 and 2007

6.1 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of December 31, 2005

6.2 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of March 31, 2006

6.3 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of June 30, 2006

6.4 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of September 30, 2006

6.5 List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of December 31, 2006

7. Notices of material facts filed in 2006 and 2007

7.1 Notice of Material Fact "Information of Dates of Close of Register", dated March 3, 2006

7.2 Notice of Material Fact "Information on issuer's one-time transactions amounting to or in connection with property valued at 10 percent or more of the issuer's assets as of the date of the transaction", dated March 31, 2006

7.3 Notice of Material Fact "Information on issuer's one-time transactions amounting to or in connection with property valued at 10 percent or more of the issuer's assets as of the date of the transaction", dated March 31, 2006

7.4 Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated April 28, 2006

7.5 Notice of Material Fact "Information on events leading to a one-time increase or reduction of more than 10 percent in the issuer's asset value", dated April 28, 2006

7.6 Notice of Material Fact "Information of resolutions of general meetings", dated May 3, 2006

7.7 Notice of Material Fact "Information of Dates of Close of Register", dated July 6, 2006

7.8 Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated July 31, 2006

7.9 Notice of Material Fact "Information on events leading to a one-time increase or reduction of more than 10 percent in the issuer's asset value", dated July 31, 2006

7.10 Notice of Material Fact "Information of Dates of Close of Register", dated August 4, 2006

7.11 Notice of Material Fact "Information of resolutions of general meetings", dated August 18, 2006

7.12 Notice of Material Fact "Information of resolutions of general meetings", dated September 20, 2006

7.13 Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated September 30, 2006

8. Notices of information that could have a material impact on the price of Company securities filed in 2006 and 2007

8.1 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated February 2, 2006

8.2 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 3, 2006

8.3 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 15, 2006

8.4 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 20, 2006

8.5 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated March 21, 2006

8.6 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated April 24, 2006

8.7 Notice of information that could have a material impact on the price of Company securities "Acquisition by the company of an equity interest in another commercial organization", dated April 25, 2006

8.8 Notice of information that could have a material impact on the price of Company securities "Decisions made by the board of directors", dated July 6, 2006

8.9 Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated August 4, 2006

8.10 Notice of information that could have a material impact on the price of Company securities "Acquisition by the company of an equity interest in another commercial organization", dated August 11, 2006

8.11 Notice of information that could have a material impact on the price of Company securities "Execution of an agreement with a stock exchange for listing of the issuer's securities (agreement with a stock exchange for inclusion of the issuer's securities in the list of securities traded on the stock exchange)", dated October 20, 2006

8.12 Notice of information that could have a material impact on the price of Company securities "Listing of issuer's securities on a stock exchange", dated October 20, 2006

8.13 Notice of information that could have a material impact on the price of Company securities "Approval from the federal executive agency for the securities market for the trading or placement of Company securities outside the Russian Federation", dated October 30, 2006

8.14 Notice of information that could have a material impact on the price of Company securities "Disclosure by the Company of interim (quarterly) or annual summary (consolidated) financial (accounting) statements prepared in accordance with International Financial Reporting Standards (IFRS)", dated November 8, 2006

8.15 Notice of information that could have a material impact on the price of Company securities "Disclosure by the Company of interim (quarterly) or annual summary (consolidated) financial (accounting) statements prepared in accordance with International Financial Reporting Standards (IFRS)", dated December 28, 2006

8.16 Notice of information that could have a material impact on the price of Company securities "Acquisition by the company of an equity (share capital, unit fund) interest in another commercial organization comprising not less than 5 percent, or part of the ordinary shares in a company comprising not less than 5 percent, and any changes to such interest if it exceeds or falls below 5, 10, 15, 25, 25, 30, 50 or 75 percent", dated December 28, 2006

8.17 Notice of information that could have a material impact on the price of Company securities "Listing of issuer's securities on a stock exchange", dated February 9, 2007

9. Information and documents referring to the issue of 4 457 572 ordinary shares distributed among shareholders

9.1 Notice of Material Fact "Information on securities issue by issuer", dated April 11, 2006

9.2 Notice of Material Fact "Information on adoption by the authorized body of the issuer of resolution on the securities issue", dated May 30, 2006

9.3 Notice of Material Fact "Information on securities issue by issuer", dated July 4, 2006

9.4 Report on the Results of an Additional Securities Issue, dated July 19, 2006

9.5 Notice of Material Fact "Information on securities issue by issuer" dated August 9, 2006

10. Information and documents referring to the offering by open subscription of 325 173 ordinary shares

10.1 Notice of Material Fact "Information on securities issue by issuer", dated August 31, 2006

10.2 Notice of Material Fact "Information on adoption by the authorized body of the issuer of resolution on the securities issue", dated August 31, 2006

10.3 Decision to Proceed with an Additional Securities Issue, dated August 31, 2006

10.4 Securities Offering Prospectus – Summary, dated August 31, 2006

10.5 Notice of the possibility of exercising the pre-emptive right to purchase additional shares in Chelyabinsk Zinc Plant Open Joint Stock Company, which are distributed be public subscription, dated October 17, 2006

10.6 Notice of Material Fact "Information on securities issue by issuer", dated October 18, 2006

10.7 Notice of disclosure of information by issuer on a web site, dated November 8, 2006

10.8 Notice of Commencement of Placement of Issued Securities, dated November 9, 2006

10.9 Notice of placement price for the issued securities or the procedure for the determination thereof, dated November 9, 2006

10.10 Report on the Results of the Exercise of the Pre-emptive Right to Purchase Securities, dated November 17, 2006

10.11 Notice of Completion of Placement of Issued Securities, dated November 17, 2006

10.12 Notice of Material Fact "Information on securities issue by issuer", dated November 22, 2006

10.13 Notice on the Results of an Additional Securities Issue, dated November 22, 2006

Binder II

11. Prospectus with respect to the Offering of 1,680,000 Ordinary Shares in the form of Ordinary Shares and Global Depositary Receipts Offer Price: $167.50 per Ordinary Share and $16.75 per Global Depositary Receipt, dated November 7, 2006

12. UK Regulatory Information Service Announcements issued in 2006 and 2007

12.1 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Intention to List on the London Stock Exchange, dated October 17, 2006

12.2 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Global Offer Price Range of US$127.5 – US$155.0 per Share, US$12.75 – US$15.50 per GDR, dated October 27, 2006

12.3 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Offer Price of US$167.50 per Ordinary Share (US$16.75 per GDR) Market Capitalization of $853 Million, dated November 7, 2006

12.4 Announcement – Joint Stock Company Chelyabinsk Zinc Plant: Admission to the Official List and Commencement of Unconditional Dealings on the London Stock Exchange, dated November 13, 2006

12.5 Announcement – Chelyabinsk Zinc Plant Announces Exercise of Over-Allotment Option, dated November 28, 2006

12.6 Announcement – JSC Chelyabinsk Zinc Plant Wins Tender for Development of Amurskoye Zinc Deposit Subject to State Approval, dated December 14, 2006

12.7 Announcement – JSC Chelyabinsk Zinc Plant Announces 3Q Results For The Nine Months Ended September 30, 2006, dated December 28, 2006

13. Financial Statements

13.1 Annual Financial Statements for 2005

13.2 Quarterly Financial Statements for Q1 2006

13.3 Quarterly Financial Statements for Q2 2006

13.4 Quarterly Financial Statements for Q3 2006

13.5 International Financial Reporting Standards Consolidated Financial Statements and Auditors' Report for the years ended 31 December 2005, 2004 and 2003

13.6 International Accounting Standard No. 34 Consolidated Interim Financial Statements and Review Report, June 30, 2006

CHELYABINSK ZINC PLANT

JOINT-STOCK COMPANY CHELYABINSK ZINC PLANT

Offering of 1,680,000 Ordinary Shares in the form of Ordinary Shares and Global Depositary Receipts Offer Price: $167.50 per Ordinary Share and $16.75 per Global Depositary Receipt

The Offering

Joint-Stock Company Chelyabinsk Zinc Plant ("CZP") is the largest producer of zinc and zinc alloys in the Russian Federation. One of CZP's principal shareholders (the "Selling Shareholder") is offering to sell 1,680,000 ordinary shares of CZP, with a nominal value of 1 rouble per ordinary share ("Shares"), comprising 658,408 Shares in the form of Shares and 1,021,592 Shares in the form of global depositary receipts ("GDRs"), with ten GDRs representing an interest in one Share.

The GDRs are being offered (i) in the United States to qualified institutional buyers ("QIBs"), as defined in and in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), as provided by Rule 144A under the U.S. Securities Act ("Rule 144A"), and (ii) outside the United States and the Russian Federation to certain persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act ("Regulation S"). The Shares are being offered in the Russian Federation and outside the United States to certain persons in offshore transactions in reliance on Regulation S. In conjunction with the offering, CZP is offering on a pre-emptive basis to sell in the aggregate up to 325,173 Shares in the form of Shares to its shareholders of record on 30 August 2006 (the "Pre-emptive Offer"). The Pre-emptive Offer to shareholders includes an offer of 286,120 Shares to the Selling Shareholder, which the Selling Shareholder has undertaken to the Managers (as named in "Plan of Distribution") to purchase. To the extent that any shareholder does not notify CZP of its election to exercise its pre-emptive rights, the Shares that such shareholder would have been entitled to acquire may be purchased under orders placed with CZP's Russian broker and accepted by CZP as described in the share issuance decision registered with the Federal Service for Financial Markets (the "FSFM") on 12 October 2006. Although CZP will receive proceeds from the Pre-emptive Offer, the Company will not receive any of the proceeds of the offering of Shares and GDRs by the Selling Shareholder.

In addition, the Selling Shareholder has granted to Credit Suisse Securities (Europe) Limited, as sole Bookrunner, on behalf of the Managers, an over-allotment option, exercisable from time to time for a period of 30 days from the announcement of the offer price, to purchase up to an aggregate 252,000 Shares, in the form of up to 2,520,000 GDRs, at the offer price referred to above and on the terms and conditions of the offering and solely to cover over-allotments, if any, and short positions relating to stabilisation activities.

Listing

Applications have been made (i) to the U.K. Financial Services Authority (the "U.K. Listing Authority"), in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA"), for a listing of up to 12,735,920 GDRs, consisting of 10,215,920 GDRs to be issued on the Closing Date (as defined below) and up to 2,520,000 additional GDRs to be issued pursuant to the over-allotment option, as described herein, to be admitted to the official list of the U.K. Listing Authority (the "Official List"), and (ii) to the London Stock Exchange plc (the "London Stock Exchange") for such GDRs to be admitted to trading on the London Stock Exchange's EEA Regulated Market (the "Regulated Market"). Admission of the GDRs to the Official List and to trading on the Regulated Market is expected to take place on 13 November 2006, following closing and settlement therefor on or around 10 November 2006 (the "Closing Date"). Conditional trading in the GDRs on the London Stock Exchange is expected to commence on a when-and-if-issued basis on 7 November 2006. **All dealings in the GDRs prior to the commencement of unconditional dealings will be of no effect if admission does not take place and will be at the sole risk of the parties concerned.** CZP has also applied for the GDRs being offered and sold in the United States (the "Rule 144A GDRs") to be designated as eligible for trading in The Portal Market of The NASDAQ Stock Market, Inc. ("PORTAL"). CZP expects trading in the Rule 144A GDRs on PORTAL to commence on or about the Closing Date. No application is currently intended to be made for the GDRs to be admitted to listing or dealt with on any other exchange.

CZP's Shares are listed on the Russian Trading System Stock Exchange (the "RTS Stock Exchange") under the symbol "CHZN". The trading price of CZP's Shares on the RTS Stock Exchange will not necessarily be related to the offering price of the Shares offered herein and the GDRs. Conditional trading in the Shares offered by the Selling Shareholder on the RTS Stock Exchange is expected to commence on 7 November 2006, followed by the expected commencement of unconditional trading on or about 10 November 2006.

Prior to the offering described herein, there has been no market for the GDRs and only a limited market for CZP's Shares.

Risk Factors

Investment in either the Shares or the GDRs involves a high degree of risk. For a discussion of certain risk factors that should be considered in connection with an investment in either the Shares or the GDRs, see "Risk Factors" beginning on page 11. The GDRs are of a specialist nature and should only be bought and traded by investors who are particularly knowledgeable in investment matters.

Transfer Restrictions

The Shares and the GDRs have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States, except, in the case of the GDRs, to QIBs in reliance on Rule 144A or, in the case of the Shares and the GDRs, outside the United States to certain persons in offshore transactions in reliance on Regulation S. Prospective purchasers are hereby notified that sellers of the Shares and GDRs may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A. Information set forth in this prospectus does not constitute an advertisement of the GDRs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia. The GDRs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia. For a discussion of certain restrictions on transfers of the Shares and GDRs, see "Terms and Conditions of the Global Depositary Receipts" and "Plan of Distribution".

Delivery and Settlement

The Shares and GDRs are offered by the Managers when, as and if delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. The GDRs will be issued in global form and will be evidenced by a Master Rule 144A GDR (in respect to the Rule 144A GDRs) registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC"), and, in respect of GDRs being offered outside the United States in reliance on Regulation S (the "Regulation S GDRs"), a Master Regulation S GDR (which, together with the Master Rule 144A GDR, are referred to as the "Master GDRs"), registered in the name of The Bank of New York Depositary (Nominees) Limited, as nominee for The Bank of New York, London Branch, as common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream"). Except as set forth herein, investors may hold beneficial interests in and transfer the GDRs only through DTC, Euroclear or Clearstream and their direct and indirect participants, as applicable. It is expected that delivery of the GDRs will be made against payment therefor in U.S. dollars in same day funds through the facilities of DTC, Euroclear and Clearstream on or about the Closing Date and that delivery of the Shares will be made against payment therefor in U.S. dollars or roubles in same day funds on or prior to the Closing Date. See "Settlement and Delivery" for settlement details for the GDRs and the Shares. Each purchaser of the Shares in the offering must pay for such Shares on or prior to the date agreed with the sole Bookrunner. The Shares will be delivered to such purchaser on or about the Closing Date.

Sole Bookrunner

Credit Suisse

Alfa Capital Markets **Troika Dialog**

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is based on information provided by CZP and other sources that CZP believes to be reliable. Credit Suisse Securities (Europe) Limited ("Credit Suisse") and its affiliates, and any person acting on behalf of Credit Suisse or its affiliates, are not responsible for, and are not making any representation or warranty, express or implied, to any prospective investor concerning CZP's future performance or the accuracy or completeness of this prospectus.

This prospectus, including the financial information and the appendices included herein, comprises a prospectus given in compliance with the prospectus rules made under Section 73A of the FSMA by the U.K. Listing Authority (the "Prospectus Rules") for the purpose of giving information with regard to CZP and its subsidiaries and the GDRs in connection with the application for admission of the GDRs to the Official List and to trading on the Regulated Market.

CZP accepts responsibility for the information contained in this prospectus, and, having taken all reasonable care to ensure that such is the case, CZP declares that the information contained in this prospectus is, to the best of CZP's knowledge, in accordance with the facts and contains no omission likely to affect its import.

Having taken all reasonable care to ensure that such is the case, SRK declares, to the best of its knowledge, that the information contained in the Reserves and Resources Report included in this prospectus is in accordance with the facts and contains no omission likely to affect its import.

In making an investment decision regarding the Shares and GDRs offered hereby, each prospective investor must rely on its own examination of CZP and the terms of the offering, including the merits and risks involved. Each prospective investor should rely only on the information contained in this prospectus. None of CZP, the Selling Shareholder or any of the Managers have authorised any other person to provide any prospective investor with different information. If anyone provides any prospective investor with different or inconsistent information, such prospective investor should not rely on it. Each prospective investor should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. The business, financial condition and results of operations of CZP and the information set forth in this prospectus may have changed since that date.

No prospective investor should consider any information in this prospectus to be investment, legal or tax advice. Each prospective investor should consult its own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the offering and purchasing the Shares and GDRs. None of CZP, the Selling Shareholder or any of the Managers makes any representation to any offeree or purchaser of the Shares and GDRs regarding the legality of an investment in the Shares and GDRs by such offeree or purchaser under appropriate investment or similar laws.

Credit Suisse is acting exclusively for CZP and the Selling Shareholder and no one else in connection with the offering and will not be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the offering.

CZP obtained the market data used in this prospectus under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Zinc Industry" and "Business" from internal surveys, industry sources and currently available information. The main source for information on the zinc industry was Brook Hunt & Associates Ltd. ("Brook Hunt"), mining and metal industry consultants. CZP also obtained Russian macroeconomic and foreign exchange data from the Central Bank of Russia (the "CBR") and Rosstat, the statistical agency of the Russian Federation. CZP accepts responsibility for having correctly reproduced information obtained from industry publications or public sources, and, so far as CZP is aware and has been able to ascertain from information published by those industry publications or public sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, each prospective investor should keep in mind that CZP has not independently verified information that it has obtained from industry and government sources. Certain market share information and other statements in this prospectus regarding the zinc industry and CZP's position relative to its competitors are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect CZP's best estimates based upon information obtained from trade and business organisations and associations and other contacts within the zinc industry. This information from CZP's internal estimates and surveys has not been verified by any independent sources.

This Prospectus contains references to production capacity of CZP and also to other zinc industry participants. In relation to CZP, production capacity refers to the Company's estimate of installed capacity of its main production plant at Chelyabinsk, based on an estimate average grade of feedstock. References to production capacities of other industry participants may not be prepared on a basis that is comparable with that of CZP.

No contents of any of CZP's websites form any part of this prospectus.

CZP, the Selling Shareholder and the Managers reserve the right to reject any offer to purchase the Shares and GDRs in whole or in part and to sell to any prospective investor less than the full amount of the Shares and GDRs sought by such investor.

In connection with the offering, each of the Managers and any of their respective affiliates acting as an investor for its own account may take up the Shares and GDRs and, in that capacity, may retain, purchase or sell for its own account such securities and any of CZP's securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the offering. Accordingly, references in this prospectus to the Shares and GDRs being offered or placed should be read as including any offering or placement of securities to any Manager and its respective affiliates acting in such capacity. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The distribution of this prospectus and the offer and sale of the Shares and GDRs may be restricted by law in certain jurisdictions. Each prospective investor must inform itself about, and observe, any such restrictions. See "Terms and Conditions of the Global Depositary Receipts" and "Plan of Distribution" elsewhere in this prospectus. Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which such prospective investor purchases, offers or sells the Shares or the GDRs, or possesses or distributes this prospectus, and each prospective investor must obtain any consent, approval or permission required for its purchase, offer or sale of the Shares or the GDRs under the laws and regulations in force in any jurisdiction to which such prospective investor is subject or in which such prospective investor makes such purchases, offers or sales. Neither CZP nor the Selling Shareholder nor any Manager is making an offer to sell the Shares or the GDRs, or a solicitation of an offer to buy any of the Shares or GDRs, to any person in any jurisdiction except where such an offer or solicitation is permitted.

The Shares and GDRs have not been approved or disapproved by the U.S. Securities and Exchange Commission ("SEC"), any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO U.K. AND EEA INVESTORS

This prospectus and the offering are only addressed to and directed at persons in member states of the European Economic Area ("EEA"), who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The Shares and the GDRs are only available to, and any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

This prospectus has been prepared on the basis that once it has been approved under the Prospectus Directive (2003/71/EC), all offers of GDRs (as well as the Shares offered hereunder) will be made pursuant to an exemption under the Prospectus Directive (2003/71/EC), as implemented in member states of the EEA from the requirement to produce a prospectus for offers of GDRs (as well as offers of Shares). Accordingly any person making or intending to make any offer within the EEA of Shares and GDRs which are the subject of the placement contemplated herein should only do so in circumstances in which no obligation arises for CZP, the Selling Shareholder or any of the Managers to produce a prospectus for such offer. None of CZP, the Selling Shareholder or the Managers has authorised or does authorise the making of any offer of Shares or GDRs through any financial intermediary, other than offers made by Managers which constitute the final placement of Shares and GDRs contemplated herein.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

STABILISATION

In connection with the issue of GDRs, Credit Suisse (the "Stabilising Manager") or any person acting on behalf of the Stabilising Manager may over-allot GDRs or effect transactions with a view to supporting the market price of the GDRs at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on the date on which adequate public disclosure of the final price of the GDRs is made and, if commenced, may be discontinued at any time, but it must end no later than 30 calendar days thereafter.

GENERAL INFORMATION

In this prospectus, references to "CZP" are to Joint-Stock Company Chelyabinsk Zinc Plant and, unless the context requires otherwise, its consolidated subsidiaries. References to "Russia" are to the Russian Federation. References to "Kazakhstan" are to the Republic of Kazakhstan. References to "U.S." or the "United States" are to the United States of America. References to "U.K." or the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

CURRENCIES AND EXCHANGE RATES

In this prospectus, references to "U.S. dollars" or "$" are to the currency of the United States, references to "roubles" or "RR" are to the currency of the Russian Federation and references to "tenge" or "KT" are to the currency of the Republic of Kazakhstan.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the rouble and the U.S. dollar, based on the official exchange rate quoted by the CBR. These rates may differ from the actual rates used in the preparation of CZP's financial statements and other financial information appearing in this prospectus.

	Roubles per U.S. dollar			
For each year from 1 January 2001 to 31 December 2005 and for the six months ended 30 June 2006	**High**	**Low**	**Average[1]**	**Period end**
2001	30.30	28.16	29.18	30.14
2002	31.86	30.14	31.36	31.78
2003	31.89	29.25	30.67	29.45
2004	29.45	27.75	28.81	27.75
2005	28.99	27.46	28.29	28.78
Six months ended 30 June 2006	28.48	26.71	27.62	27.08

(1) The average of the exchange rates on each day of each full month during the relevant period. The average for the six months ended 30 June 2006 is based on CZP's calculation of the average of the rates quoted by the CBR in that period.

For each month from July 2006 to November 2006	Roubles per U.S. dollar	
	High	Low
July 2006	27.06	26.84
August 2006	26.84	26.67
September 2006	26.80	26.64
October 2006	26.97	26.73

The exchange rate between the rouble and the U.S. dollar on 3 November 2006 was RR 26.73 per $1.00.

No representation is made that the rouble or U.S. dollar amounts in this prospectus could have been converted into U.S. dollars or roubles, as the case may be, at any particular rate or at all. A market exists within Russia for the conversion of roubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the rouble.

Solely for the convenience of the reader, certain of CZP's consolidated historical financial information included in "Prospectus Summary", "Capitalisation", "Dilution", "Selected Historical Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this prospectus has been translated from roubles into U.S. dollars at the rate of RR 27.08 per $1.00, the official exchange rate as published by the Central Bank of Russia ("CBR") on 30 June 2006. In addition, certain historical financial information of Nova Zinc LLP ("Nova Zinc") included in this prospectus has been translated from tenge into U.S. dollars at the rate of KT 118.69 per $1.00, the official exchange rate as published by the National Bank of the Republic of Kazakhstan on 30 June 2006. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts or tenge amounts, as the case may be, have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts or that would have resulted if CZP or Nova Zinc, as the case may be, reported in U.S. dollars.

Certain amounts that appear in this prospectus have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

LIMITATION ON ENFORCEMENT OF CIVIL LIABILITIES

Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognised by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and the Russian Federation or the United Kingdom and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation.

The Deed Poll (as defined below) in respect of the GDRs provides for actions brought against CZP by any holder of GDRs to be settled by arbitration in London, England, in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including:

- the inexperience of Russian courts in international commercial transactions;
- official and unofficial political resistance to enforcement of awards against Russian companies in favour of foreign investors; and
- corruption and Russian courts' inability to enforce such orders.

All of CZP's directors and members of CZP's senior management named in this prospectus reside outside the United States and the United Kingdom. All or a substantial portion of their and CZP's assets are located outside the United States and the United Kingdom, principally in the Russian Federation and Kazakhstan. As a result, it may not be possible for holders of Shares or GDRs to:

- effect service of process within the United States or the United Kingdom upon any of CZP's directors and members of CZP's senior management named in this prospectus; or
- enforce, in the United States or the United Kingdom, court judgments obtained in courts of the United States or the United Kingdom, as the case may be, against CZP or any of its directors and members of its senior management named in this prospectus in any action, including actions under the civil liability provisions of federal securities laws of the United States.

In addition, it may be difficult for the holders of Shares or GDRs to enforce, in original actions brought in courts in jurisdictions located outside the United States or the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

For a further description of the risks relating to the ability of holders of Shares or GDRs to enforce court judgments against CZP or any of its directors and senior management, see "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—Holders of Shares or GDRs may have limited recourse against CZP and its directors and senior management because CZP generally conducts its operations outside the United States and the United Kingdom and all of CZP's current directors and senior management reside outside the United States and the United Kingdom".

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are not historical facts but are forward-looking statements. Forward-looking statements appear in various locations, including, without limitation, under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". CZP may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Forward-looking statements include statements concerning CZP's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, competitive strengths and weaknesses, business strategy and the trends CZP anticipates in the industries and the political and legal environment in which it operates, as well as other information that is not historical information.

Words such as "believes", "anticipates", "estimates", "expects", "intends", "predicts", "projects", "could", "may", "will", "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors", as well as those included elsewhere in this prospectus. Each prospective investor should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- changes in the prices of CZP's zinc products;
- an increase or decrease in the demand for CZP's products;
- changes in the availability of, or prices for, the zinc concentrate required for the production of zinc by CZP;
- the effects of competition;
- changes in tariffs on imported zinc;
- changes in the costs of energy, transportation and labour;
- the ability of CZP to comply with the conditions of the waivers of default under its loans;
- the effects of the restrictive covenants in CZP's loan agreements;
- changes in CZP's ability to fund its future operations and capital needs through borrowing or otherwise;
- changes in CZP's ability to successfully implement any of its business or financing strategies;
- developments in, or changes to, the laws, regulations and governmental policies governing CZP's businesses, including changes impacting environmental liabilities;
- substantial inflation, interest rate and exchange rate fluctuations;
- changes in CZP's ability to obtain, maintain or renew the licences necessary for its businesses;
- changes in the political, social, legal or economic conditions in Russia or Kazakhstan;
- the effects of international political events; and
- CZP's success in identifying other risks to its businesses and managing the risks of the aforementioned factors.

This list of factors is not exhaustive. When relying on forward-looking statements, each prospective investor should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which CZP operates. Such forward-looking statements speak only as of the date on which they are made. Accordingly, CZP does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, other than as required by applicable laws or the listing rules of the U.K. Listing Authority or the Prospectus Rules. CZP does not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

AVAILABLE INFORMATION

For so long as any Rule 144A GDRs (or the Shares represented thereby) are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, CZP will, during any period in which it is neither subject to Section 13 or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted Rule 144A GDRs or to any prospective purchaser of such restricted Rule 144A GDRs designated by such holder or beneficial owner upon the request of such holder, beneficial owner or prospective purchaser, the information required to be delivered to such persons pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

TABLE OF CONTENTS

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Prospectus Summary

This summary highlights certain aspects of CZP's business and the offering. Prospective investors should read the entire prospectus, including the consolidated financial statements and related notes, before making any decision to invest in the Shares or the GDRs.

This summary must be read as an introduction to this prospectus and any decision to invest in the Shares or the GDRs should be based on a consideration of the prospectus as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the European Economic Area, no civil liability will attach to CZP in any such member state solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to the information contained in this prospectus is brought before a court in a member state of the European Economic Area, the plaintiff may, under the national legislation of the member state where the claim is brought, be required to bear the costs of translating the prospectus before the legal proceedings are initiated.

Prospective investors should carefully consider the information set forth under the headings "Risk Factors" and "Forward-Looking Statements".

CZP's Business

CZP is the largest producer of zinc and zinc alloys in Russia in terms of production volume and sales revenues, according to Brook Hunt, and CZP believes that its production facilities at Chelyabinsk are among the most technologically advanced in the global zinc industry. CZP estimates that it currently accounts for in excess of 95% of the total output of special high grade ("SHG") zinc in Russia, producing 116,400 tonnes of SHG zinc in 2005 (56% of total Russian zinc production) and 70,140 tonnes of SHG zinc in the first six months of 2006 (59% of total Russian zinc production). CZP generated 78% of its revenues in 2005 from sales to customers in Russia (57% in the first six months of 2006).

CZP's zinc production facilities employ modern technologies, including an advanced zinc electrolysis complex that was commissioned in 2003 with an annual production capacity of 200,000 tonnes of SHG zinc. CZP recovers on average approximately 97% of the zinc contained in the zinc concentrate that it processes to produce refined zinc. CZP registered its SHG zinc, with a zinc content of not less than 99.995%, at the LME in 2004 with the brand name CZP SHG. In 2005 and the first six months of 2006, CZP derived approximately 87% of its revenues from the sale of zinc and zinc alloys, with the remainder attributable to by-products of its zinc production process, including indium and cadmium. Beginning in April 2006, revenues also included sales of zinc concentrate and lead concentrate by its newly-acquired Kazakh mining subsidiary.

CZP's principal customers are Russian producers of galvanized steel, including OJSC Magnitogorsk Iron and Steel Works, OJSC Novolipetsk Steel and OJSC Severstal from which CZP derived, in aggregate, 75% of its total revenues from Russian customers in 2005 (85% in the first six months of 2006). In 2005, CZP sold 27% of its SHG zinc output (41% in the first six months of 2006) to export markets through the Swiss trader, Euromin S.A. ("Euromin"). CZP produces a range of value-added zinc alloys based on its SHG zinc, which offers specific properties for several applications of zinc-based products that cannot generally be obtained from zinc grades with a lower purity content. CZP has generally been able to negotiate a premium over the LME zinc price for domestic sales of its zinc products, largely as a result, CZP believes, of the relatively higher transportation and tariff costs to its customers of imported zinc products and the specifications of its SHG zinc products. In 2005, CZP estimates that its average premium for domestic sales of SHG zinc, calculated on a monthly basis by reference to zinc prices and the volume of sales for the relevant month, was approximately 11% (15% in the first six months of 2006).

CZP's zinc production facilities are located in the Urals region of Russia, close to several of its suppliers of zinc concentrate. As part of CZP's strategy of vertical integration, in August 2006 CZP completed the acquisition of an indirect 100% interest in Nova Zinc LLP ("Nova Zinc"), the operator of the Akzhal zinc ore mine in Kazakhstan, which produced 26,500 tonnes of zinc in zinc concentrate in 2005. The mineral resources and ore reserves of Nova Zinc have been reviewed by SRK and reclassified in accordance with the JORC Code. As at 1 January 2006, Nova Zinc had estimated deposits under licence with reserves of zinc in ore of 439,000 tonnes. CZP estimates that, from January 2007, this mine will supply approximately 38,000 tonnes of zinc in concentrate

each year, representing not less than 25% of CZP's annual zinc concentrate requirements. In addition, CZP has developed long-term relationships with the suppliers from which it currently purchases substantially all of its remaining zinc concentrate requirements.

In 2005, CZP had revenue of RR 4,791.2 million ($176.9 million), EBITDA of RR 658.4 million ($24.3 million) and EBITDA margin of 13.7% and, in the six months ended 30 June 2006, CZP had revenue of RR 6,072.9 million ($224.3 million), EBITDA of RR 2,169.3 million ($80.1 million) and EBITDA margin of 35.7%.

Competitive Strengths

CZP believes that it benefits from the following principal competitive strengths:

- leading Russian producer of zinc and zinc alloys;
- competitive cost production;
- one of the global industry's most modern SHG zinc facilities and adoption of industry best practices;
- experienced management team with proven track record; and
- commitment to environmental standards.

See "Business—Competitive Strengths".

Strategy

CZP's objective is to be the preferred provider of high-quality zinc products to its core customers and the market leader in zinc production in Russia. To achieve its objective, CZP plans to pursue the following strategies:

- increase its zinc production capacity to 200,000 tonnes per year by the end of 2009;
- continue its programme of investments to maintain its competitive costs structure, increase capacity utilisation and develop its product portfolio; and
- expand its mining assets to become substantially self-sufficient in zinc concentrate by 2010.

See "Business—Strategy".

Summary Historical Consolidated Financial Information

The table below shows CZP's historical summary consolidated financial information as of and for the years ended 31 December 2003, 2004 and 2005, as of 30 June 2006 and for the six months ended 30 June 2005 and 2006. Financial information for the years ended 31 December 2003, 2004 and 2005 has been derived from the audited financial statements of CZP included elsewhere in this prospectus. Financial information for the six months ended 30 June 2005 and 2006 has been derived from the unaudited interim financial statements of CZP included elsewhere in this prospectus. These annual and interim financial statements of CZP have been prepared in accordance with International Financial Reporting Standards. The selected financial data as of 30 June 2006 and for the six months then ended reflects the consolidation of Nova Trading & Commerce A.G. ("Nova Trading") and its Kazakh subsidiary, Nova Zinc, from 1 April 2006. The summary financial data should be read in conjunction with "Selected Historical Consolidated Financial Data", "Unaudited Condensed Pro Forma Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of CZP and the financial statements of Nova Zinc, including the notes to those financial statements, included elsewhere in this prospectus.

Solely for the convenience of the reader, certain information derived from the consolidated financial statements included in this prospectus has been converted into U.S. dollars at the rate of RR 27.08 per $1.00, the official exchange rate as published by the CBR on 30 June 2006. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if CZP reported in U.S. dollars.

	Year ended 31 December				Six months ended 30 June		
	2003	2004	2005		2005	2006	
	RR	RR	RR	$	RR	RR	$
	(Amounts in millions, except per share information)						
Consolidated statement of income data							
Revenue	4,101.5	3,972.5	4,791.2	176.9	1,867.6	6,072.9	224.3
Cost of sales	(3,409.5)	(3,365.5)	(4,044.1)	(149.3)	(1,676.5)	(3,912.9)	(144.5)
Gross profit	**692.0**	**607.0**	**747.1**	**27.6**	**191.1**	**2,160.0**	**79.8**
Distribution costs	(150.6)	(158.7)	(113.4)	(4.2)	(44.4)	(83.4)	(3.1)
General and administrative expenses	(245.8)	(479.4)	(383.0)	(14.1)	(172.5)	(284.4)	(10.5)
Operating profit/(loss)	**295.6**	**(31.1)**	**250.7**	**9.3**	**(25.8)**	**1,792.2**	**66.2**
Finance income and costs, net	(50.2)	(32.9)	(1.0)	(0.1)	(3.6)	(71.0)	(2.6)
Net foreign exchange (loss)/gain	38.3	24.6	(8.0)	(0.3)	(9.0)	45.6	1.7
Profit/(loss) before income tax	**283.7**	**(39.4)**	**241.7**	**8.9**	**(38.4)**	**1,766.8**	**65.3**
Income tax expense	(79.0)	(22.3)	(94.5)	(3.5)	(0.1)	(453.8)	(16.8)
Profit/(loss) for the period	**204.7**	**(61.7)**	**147.2**	**5.4**	**(38.5)**	**1,313.0**	**48.5**
Earnings per share basic and diluted (in roubles)[1]	40	(12)	29	1	(8)	258	10

(1) Basic earnings per share were calculated by dividing the profit attributable to equity holders of the Company for the relevant period by the weighted average number of ordinary shares in issue during 2003, 2004 and 2005 and the six months ended 30 June 2006 (636,796 shares) and shares issued and distributed to the existing shareholders for no additional consideration after 30 June 2006 (4,457,572 shares), which comprised 5,094,368 shares in total. Please refer to Notes 13, 22 and 27 to the interim consolidated financial statements included elsewhere in this prospectus.

	Year ended 31 December				Six months ended 30 June		
	2003	2004	2005		2005	2006	
	RR	RR	RR	$	RR	RR	$
	(Amounts in millions)						
Consolidated cash flow data							
Net cash from operating activities	309.1	560.6	65.1	2.4	244.5	757.4	28.0
Net cash from/(used in) investing activities	(345.7)	(305.9)	63.7	2.3	10.0	(4,007.0)	(148.0)
Net cash from/(used in) financing activities	26.8	(154.7)	(188.3)	(7.0)	(92.8)	3,435.7	126.9

	As of 31 December				As of 30 June 2006	
	2003	2004	2005			
	RR	RR	RR	$	RR	$
	(Amounts in millions)					
Consolidated balance sheet data						
Cash and cash equivalents and restricted cash	92.2	188.2	131.7	4.9	312.9	11.6
Total assets	5,380.2	5,030.0	5,673.7	209.5	11,961.4	441.7
Total borrowings (long-term and short-term)	641.6	447.4	269.8	10.0	3,687.2	136.2
Total liabilities	1,107.5	819.0	1,315.5	48.6	6,076.1	224.4
Total equity	4,272.7	4,211.0	4,358.2	160.9	5,885.3	217.3

Summary production and sales information

The table below shows CZP's volume of production of zinc and zinc alloys, together with by-products.

	Year ended 31 December			Six months ended 30 June	
Product	2003	2004	2005	2005	2006
	(in tonnes, except indium in kilograms)				
Zinc and zinc alloys	177,336	151,974	116,366	52,733	70,140
Zinc in sulphate	3,015	2,418	2,373	1,014	1,480
Sulphuric acid	311,200	249,430	157,090	74,070	113,000
Indium	6,572	3,603	3,622	1,518	2,072
Cadmium	487	372	418	183	211
Lead cake	5,919	6,726	7,234	3,047	4,166
Copper clinker	72,904	72,293	74,346	37,568	36,781

CZP currently expects that its total zinc production in 2006 will be 148,000 tonnes. CZP's production of zinc and zinc alloys in 2005 decreased by 23.4%, as compared to 2004, primarily as a result of the reduced availability of supplies of zinc concentrate. CZP has taken measures in 2006 to increase the security of its supplies of zinc concentrate. See "Business—Raw Materials—Zinc concentrate".

In 2005, CZP derived RR 4,158.4 million, or 87% of its total revenues, from the sale of SHG zinc and zinc alloys (RR 5,297.8 million in the first six months of 2006, or 87% of total revenues for that period). The remainder of CZP's revenues was attributable to the sale of by-products obtained in the zinc production process. Beginning in April 2006, revenues were also derived from sales of zinc concentrate and lead concentrate by its newly-acquired Kazakh mining subsidiary.

Risk Factors

An investment in the Shares or GDRs is subject to risks relating to CZP's business and industry, economic, political, social and legal risks associated with Russia and Kazakhstan and risks arising from the nature of the Shares and GDRs and the markets upon which they are expected to be traded, including risks associated with the following matters:

- the cyclical nature of the demand and prices for CZP's zinc products;
- the supplies and costs of the zinc concentrate and energy that CZP requires;
- the highly competitive nature of the zinc industry;
- the potential for import tariffs on zinc products to be reduced or eliminated;
- the ability of CZP to obtain, maintain or renew the licences and subsoil use contracts necessary for its business;
- the ability of CZP to comply with the conditions of the waivers of default under its loans;
- the effects of the restrictive covenants in CZP's loan agreements;
- CZP's ability to fund its future operations and capital needs through borrowing or otherwise;
- potential economic or political instability in Russia or Kazakhstan;
- weaknesses in the Russian and Kazakh legal systems;
- the uncertain scope and application of Russian and Kazakh tax laws and regulations;
- the ability of the controlling shareholder of CZP to exert significant influence over CZP;
- the limited protection afforded to minority shareholders under Russian law;
- the ability of holders of GDRs to exercise the rights attached to the underlying Shares;
- the ability to deposit shares into the GDR programme in order to receive GDRs; and
- the offering may not result in a liquid or active market for the Shares or GDRs and their respective prices may be highly volatile.

Prior to making a decision to invest in the Shares or GDRs, prospective investors should carefully consider the information set forth under the heading "Risk Factors".

Regulatory Matters

CZP's business operations are subject to regulation by Russian and Kazakh authorities on a number of matters, including licensing, subsoil use, environmental protection, employee health and safety and competition. See "Regulatory Matters".

Management and Corporate Governance

CZP's management team has substantial experience in the zinc industry and has an established track record of successfully managing CZP. CZP's Board of Directors currently consists of seven members, of whom two are independent directors in accordance with the criteria set out in the Russian Joint Stock Companies Law and CZP's Corporate Governance Code, which differ in certain respects from the criteria for independent directors that are set out in the U.K. Combined Code. Those directors are referred to in this prospectus as independent directors and CZP intends to maintain at least two such independent directors on its Board of Directors following the offering. See "Management and Corporate Governance—Board of Directors".

Share Capital

CZP's share capital currently consists of 5,094,368 ordinary shares, all of which are fully paid, issued and outstanding, with a nominal value of 1 rouble per share. Following the offering, CZP's share capital will consist of a maximum of 5,419,541 Shares. Shares will have the rights described under "Description of Share Capital and Certain Requirements of Russian Legislation".

Following the offering, CZP expects to reinvest substantially all of its cash flow into its existing business and new investment opportunities for the foreseeable future. CZP did not declare a dividend in the years ended 31 December 2003, 2004 and 2005 or the six months ended 30 June 2006. CZP is subject to restrictions on the declaration of dividends under the terms of the loan facilities that it entered into in March 2006 in order to finance the acquisition of Nova Trading. See "Dividend Policy".

Summary of the Offering

The Selling Shareholder is offering to sell in the aggregate 1,680,000 Shares, comprising 658,408 Shares in the form of Shares and 1,021,592 Shares in the form of GDRs, with ten GDRs representing an interest in one Share. In conjunction with the offering, CZP is offering on a pre-emptive basis to sell in the aggregate up to 325,173 Shares in the form of Shares to its shareholders of record on 30 August 2006, which includes an offer of 286,120 Shares to the Selling Shareholder, which the Selling Shareholder has undertaken to the Managers to purchase. There can be no assurance that the Selling Shareholder will in fact purchase such Shares. To the extent that any shareholder does not notify CZP of its election to exercise its preemptive rights, the Shares that such shareholder would have been entitled to acquire may be purchased under orders placed with CZP's Russian broker and accepted by CZP as described in the share issuance decision registered with the FSFM on 12 October 2006. The offer price for the Shares is $167.50 and for the GDRs is $16.75, and closing of the GDRs and the Shares is expected to be on or about 10 November 2006. In addition, the Selling Shareholder has granted to the sole Bookrunner, on behalf of the Managers, an over-allotment option to purchase up to an aggregate of 252,000 additional Shares in the form of up to 2,520,000 GDRs.

Use of Proceeds

CZP currently expects to use the proceeds of the Pre-emptive Offer to provide for general corporate purposes and further implementation of its business strategy. CZP will not receive any proceeds from the sale of Shares and GDRs by the Selling Shareholder. See "Use of Proceeds". Following the offering and the completion of the Pre-emptive Offer, the Selling Shareholder will own in the aggregate up to 57.4% of all outstanding Shares, or up to 52.7% of all outstanding Shares if the Managers exercise their over-allotment option in full.

The Offering

CZP .... Joint-Stock Company Chelyabinsk Zinc Plant.

The Selling Shareholder .... The Selling Shareholder is NF Holdings B.V., a company incorporated under the laws of The Netherlands. The Selling Shareholder is beneficially owned by Mr. Vadim Shvetsov, Mr. Andrei Komarov and Mr. Alexander Fedorov, a member of CZP's Board of Directors.

The Offering .... The Selling Shareholder is offering to sell in the aggregate 1,680,000 Shares, comprising 658,408 Shares in the form of Shares and 1,021,592 Shares in the form of GDRs, with ten GDRs representing an interest in one Share (see also "Over-Allotment Option"). In conjunction with the offering, CZP is offering on a pre-emptive basis to sell in the aggregate up to 325,173 Shares in the form of Shares to its Shareholders of record on 30 August 2006. The Pre-emptive Offer to shareholders includes an offer of 286,120 Shares to the Selling Shareholder, which the Selling Shareholder has undertaken to the Managers to purchase. There can be no assurance that the Selling Shareholder will in fact purchase such Shares. The Shares offered by the Selling Shareholder have been issued prior to the date of this prospectus and the Shares offered by CZP under the Pre-emptive Offer will be issued on or about 17 November 2006 in each case in accordance with the laws of Russia. The GDRs are being offered (i) in the United States to QIBs in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Rule 144A, and (ii) outside the United States and the Russian Federation to certain persons in offshore transactions in reliance on Regulation S. The Shares offered by the Selling Shareholder in the form of Shares will be offered (i) in Russia and (ii) outside the United States to certain persons in offshore transactions in reliance on Regulation S. The GDRs will be issued by The Bank of New York, as depositary (the "Depositary").

The Shares .... CZP's current share capital consists of 5,094,368 Shares, all of which are fully paid, issued and outstanding, with a nominal value of 1 rouble each. Following the offering and assuming consummation of the Pre-emptive Offer in full, CZP's issued share capital will be a maximum of 5,419,541 Shares. Following the completion of the offering, the Selling Shareholder will beneficially own in the aggregate up to 57.4% of all outstanding Shares, or up to 52.7% of all outstanding Shares if the Managers exercise their over-allotment option in full. The Shares will have the rights described under "Description of Share Capital and Certain Requirements of Russian Legislation".

The GDRs .... Ten GDRs will represent an interest in one Share. The GDRs will be issued and delivered by the Depositary pursuant to a deposit agreement (the "Deposit Agreement") entered into by CZP and the Depositary on 20 September 2006. Pursuant to the Deposit Agreement, the Shares represented by the GDRs will be held with ING Bank (Eurasia), as custodian, for the benefit of the Depositary. The Regulation S GDRs will be evidenced by a Master Regulation S GDR and the Rule 144A GDRs will be evidenced by a Master Rule 144A GDR, each to be issued by the Depositary pursuant to the Deposit Agreement.

Except in limited circumstances, definitive GDR certificates will not be issued to holders in exchange for interests in the GDRs represented by the Master GDRs. Subject to the terms of the Deposit Agreement, interests in

	the Master Regulation S GDR may be exchanged for interests in the corresponding number of GDRs represented by the Master Rule 144A GDR, and vice versa. See "Summary of Provisions Relating to the GDRs while in Master Form", "Settlement and Delivery—Global Clearance and Settlement Procedures—Secondary Market Trading" and "Settlement and Delivery—Registration and Form".
Offer Price	$167.50 per Share. $16.75 per GDR.
Closing Date	On or around 10 November 2006.
Over-Allotment Option	In addition, the Selling Shareholder has granted to the sole Bookrunner, on behalf of the Managers, an over-allotment option, exercisable from time to time for a period of 30 days from the announcement of the offer price, to purchase up to an aggregate of 252,000 additional Shares, in the form of up to 2,520,000 GDRs, at the offer price referred to above and on the terms and conditions of the offering and solely to cover over-allotments, if any, in the offering and to cover short positions relating to stabilisation activities. See "Plan of Distribution".
CZP's GDR Programme	On 26 October 2006 the Federal Service for Financial Markets (the "FSFM") granted a permission for circulation of Shares outside Russia in the form of GDRs representing no more than 25% of the share capital of CZP. See "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—There are limits to the number of Shares that can be deposited in the GDR programme" and "Description of Share Capital and Certain Requirements of Russian Law—FSFM Approval of Placement and/or Circulation of Shares in the Form of GDRs".
Lock-up	Each of CZP, the Selling Shareholder, Arkley Capital S.à r.l. and Blakesly Limited (see "Principal and Selling Shareholders") has undertaken that it will not, and has undertaken to procure that none of its subsidiaries or persons acting on its or their behalf will, and each of the three beneficial owners of the Selling Shareholder has undertaken that he will not, and has undertaken to procure that none of his affiliates over which he exercises management or voting control nor any person acting on behalf of him or his affiliates will, for a period commencing on the date of execution of the Underwriting Agreement (as defined in "Plan of Distribution") and ending on the date falling 180 days after the Closing Date, without the prior written consent of the sole Bookrunner, issue, offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of (other than pursuant to the foreclosure of existing security interests over ordinary shares (other than those being sold pursuant to the Underwriting Agreement)) (or publicly announce any such issuance, offer, sale, contract to sell, pledge, charge, option or disposal of), directly or indirectly, any shares of CZP or global depositary receipts representing any such shares or securities convertible or exchangeable into or exercisable for any such shares or depositary receipts or interests or warrants or other rights to purchase shares of CZP or global depositary receipts representing any such shares or any security or financial product whose value is determined directly or indirectly by reference to the price of any such underlying securities, including equity swaps, forward sales and options or GDRs representing the right to receive any such securities or enter into any transaction with a similar effect to any of the foregoing except pursuant to the Underwriting Agreement. See "Plan of Distribution".

Transfer Restrictions	The Shares and GDRs will be subject to restrictions on transfer as described under "Terms and Conditions of the Global Depositary Receipts" and "Plan of Distribution".
Pre-emptive Rights	On 19 October 2006, CZP commenced the Pre-emptive Offer to its shareholders of record as of 30 August 2006. The Pre-emptive Offer will expire on 8 November 2006. CZP's shareholders of record on the relevant date have the right to exercise their pre-emptive rights in proportion to their shareholding as at that date. The Selling Shareholder has undertaken to the Managers to exercise its pre-emptive rights in full. There can be no assurance, however, that the Selling Shareholder will in fact purchase such Shares. To the extent that any shareholder does not notify CZP of its election to exercise its pre-emptive rights, the Shares that such shareholder would have been entitled to acquire may be purchased under orders placed with CZP's Russian broker and accepted by CZP as described in the share issuance decision registered with the FSFM on 12 October 2006. Any shares for which CZP has received such notifications but which have not been paid for will not be subject to any distribution and will be cancelled. The number of shares potentially subject to cancellation is up to 39,053. See "Description of Share Capital and Certain Requirements of Russian Legislation—Pre-emptive Rights" and "Plan of Distribution".
Dividend Policy	Following the offering and the Pre-emptive Offer, CZP expects to reinvest substantially all of its cash flow into its existing business and new investment opportunities for the foreseeable future. CZP did not declare a dividend in the years ended 31 December 2003, 2004 and 2005 or in the six months ended 30 June 2006. CZP is subject to restrictions on its ability to declare dividends under the loan facilities that it entered into in March 2006 in order to finance the acquisition of Nova Trading & Commerce A.G. ("Nova Trading"). See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Borrowings".
Listing and Market for the Shares and GDRs	CZP's Shares have been listed and admitted to trading on the RTS Stock Exchange under the symbol CHZN. Initially, CZP had expected to apply for listing on NP RTS Stock Exchange. However, in light of an anticipated restructuring of NP RTS Stock Exchange, CZP applied to OJSC RTS Stock Exchange, where it is currently listed. Conditional trading on the RTS Stock Exchange in the Shares offered by the Selling Shareholder is expected to commence on 7 November 2006, followed by the expected commencement of unconditional trading on or about 10 November 2006. CZP's Shares are included in quotation list "V" of the RTS Stock Exchange. Under Russian law, quotation list "V" is temporary in nature and CZP's Shares should either be upgraded, subject to certain conditions, to quotation list "B" or "A", or delisted. See "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—Because there has been no prior market for the GDRs and only a limited market of CZP's Shares, the offering and the Pre-emptive offer may not result in an active or liquid market for the GDRs and the Shares, and, as a result, the price of GDRs and the Shares may be highly volatile" and "Description of Share Capital and Certain Requirements of Russian Law—Listing and Delisting of Shares on a Russian Stock Exchange".

	Applications have been made (i) to the U.K. Listing Authority, in its capacity as competent authority under the FSMA, for a listing of up to 12,735,920 GDRs, consisting of 10,215,920 GDRs to be issued on the Closing Date and up to 2,520,000 additional GDRs to be issued pursuant to the over-allotment option to be admitted to the Official List, and (ii) to the London Stock Exchange for such GDRs to be admitted to trading on the Regulated Market. Application has also been made to have the Rule 144A GDRs listed on PORTAL. Conditional trading in the GDRs on the London Stock Exchange is expected to commence on a when-and-if-issued basis on 7 November 2006. All dealings in the GDRs prior to the commencement of the unconditional dealings will be of no effect if the admission does not take place and will be at the sole risk of the parties concerned. Admission of the GDRs to the Official List and to trading on the Regulated Market is expected to take place on 13 November 2006, following closing and settlement therefor on or around 10 November 2006. Prior to the offering, there has been no market for the GDRs and only a limited market for CZP's Shares.
Settlement Procedures—GDRs	Payment for the GDRs is expected to be made in U.S. dollars in same-day funds through the facilities of DTC, Euroclear and Clearstream. The Depositary has applied to DTC to have the Rule 144A GDRs accepted into DTC's book-entry settlement system. Upon acceptance by DTC, a single Master Rule 144A GDR will be held in book-entry form and will be issued to DTC and registered in the name of Cede & Co., as nominee for DTC. The Master Regulation S GDR will be registered in the name of The Bank of New York Depositary (Nominees) Limited, as nominee for The Bank of New York, London Branch, as common depositary for Euroclear and Clearstream. Euroclear and Clearstream are expected to accept the Regulation S GDRs for settlement in their respective book-entry settlement systems. Except in limited circumstances described herein, investors may hold beneficial interests in the GDRs evidenced by the corresponding Master GDR only through DTC, Euroclear or Clearstream, as applicable. Transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system. See "Settlement and Delivery".
Settlement Procedures—Shares	Each purchaser of the Shares in the offering must pay for such Shares on or prior to the date agreed with the sole Bookrunner. The Shares will be delivered to such purchaser on or about the Closing Date. The Shares offered by the Selling Shareholder are payable in U.S. dollars by non-Russian investors and in roubles at the applicable rate by Russian investors. The Shares offered by CZP under the Pre-emptive Offer are payable in roubles at the applicable rate by both Russian and non-Russian investors. The Shares are listed on the RTS Stock Exchange under the symbol "CHZN". In order to make the Shares eligible for trading on the RTS Stock Exchange, a potential purchaser must have a depositary account with ZAO Depositary Clearing Company or any depository that has an account with ZAO Depositary Clearing Company. Purchasers may at their own expense choose to hold the Shares through a direct account with CZP share registrar; however, directly-held Shares are ineligible for trading on the RTS Stock Exchange.

Use of Proceeds	CZP expects its proceeds from the Pre-emptive Offer to be up to $54.5 million, based on an assumed sale by CZP of 325,173 Shares in the Pre-emptive Offer at the offering price of $167.50 per Share. CZP currently expects to use the net proceeds of the Pre-emptive Offer for general corporate purposes and further implementation of its business strategy. CZP will not receive any proceeds from the offering of Shares and GDRs by the Selling Shareholder. See "Use of Proceeds".
General Information	It is expected that the Rule 144A GDRs will be accepted for clearance through the facilities of DTC and the Regulation S GDRs will be accepted for clearance through Euroclear and Clearstream. The security numbers for the Shares and GDRs offered hereby are as follows:

Shares:	ISIN: RU0009093918
Regulation S GDRs:	CUSIP: 163523202 ISIN: US1635232028 Common Code: 027187382 SEDOL: B1G0GT1
Rule 144A GDRs:	CUSIP: 163523103 ISIN: US1635231038 Common Code: 027187226 SEDOL: B1G3M70
RTS Stock Exchange Share trading symbol:	CHZN
London Stock Exchange GDR trading symbol:	CHZN
PORTAL Rule 144A GDR listing symbol:	CZZPGNP16

Risk Factors	Prospective investors should carefully consider the risks discussed under "Risk Factors".

Risk Factors

An investment in the Shares or GDRs involves a high degree of risk. Prospective investors should carefully consider the following information about these risks, together with the information contained in this prospectus, before deciding to buy Shares or GDRs. If any of the following risks actually occurs, CZP's business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of the Shares and GDRs could decline and investors could lose all or part of their investment.

The risks and uncertainties discussed below are those that CZP believes are material, but these risks and uncertainties may not be the only ones that CZP faces. Additional risks and uncertainties, including those that CZP's management is not currently aware of or deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of the Shares and GDRs.

Risks Relating to CZP's Business and Industry

CZP operates in a cyclical industry and its results of operations and financial condition are largely dependent on the price of zinc and zinc concentrate.

In 2005 and the six months ended 30 June 2006, CZP derived approximately 87% of its revenues from the sale of special high grade ("SHG") zinc and zinc alloys. The prices for sales of zinc that CZP agrees with its customers are generally based on the price of SHG zinc quoted on the London Metal Exchange ("LME"). In the past, zinc prices have experienced significant fluctuations, primarily as a result of factors largely beyond CZP's control, including the cyclicality of consumption, levels of capacity and supply, the availability of substitutes, inventory levels maintained by producers, the actions of participants in the commodities trading markets, exchange rates, inflation rates and trade barriers. CZP primarily sells to steel producers, whose businesses are typically cyclical in nature and sensitive to changes in general economic conditions. As a result, the demand for zinc products generally correlates to macroeconomic fluctuations in the economies in which zinc producers sell products, as well as to the global economy. For example, zinc prices have recently been driven to a significant extent by the increased demand for galvanized steel and other products using zinc in Asia, primarily in China, exceeding the rate of zinc supply growth, which has been restricted by the lack of available concentrate and the depletion of global inventory levels, as well as an absence of significant new mining projects. The average LME price per tonne of SHG zinc increased, largely as a result of these factors, to $2,763 in the first six months of 2006, compared to an average of $1,382 and $1,047 in 2005 and 2004, respectively, although prices have also been subject to substantial volatility. For example, prices reached a high of $3,990 per tonne on the LME on 11 May 2006, prior to decreasing by approximately $450, or 11.5%, on 15 May 2006, which represented the largest decline in prices in one day since July 1997. Based on forecasts by Brook Hunt, it is currently expected, however, that additional capacity will be commissioned in the global zinc industry in 2007, resulting in a surplus of global supply for zinc over global demand by 2008 or 2009. Should such forecasts be met, or should current consumption levels decrease, zinc prices may fall significantly. Prolonged declines in world market zinc prices would have a material adverse effect on CZP's revenues and profitability, particularly as many of CZP's costs are relatively fixed.

CZP's financial results also depend largely on the price of zinc concentrate, which is the principal raw material used in its production operations. CZP currently purchases all its zinc concentrate requirements from third party suppliers, although its acquisition, completed in August 2006, of the operator of the Akzhal mine in Kazakhstan is expected to enable CZP to source not less than 25% of its annual zinc concentrate requirements internally from January 2007. See "—CZP is dependent on suppliers for zinc concentrate. A disruption in supply could have a material adverse effect on CZP's production levels and results of operations". The price of zinc concentrate is calculated based on both the LME zinc price and a treatment charge, which is subject to fluctuations based on the supply and demand dynamics of the global zinc concentrate market. A global deficit in supplies of zinc concentrate results in higher zinc concentrate prices, lower treatment charges and a higher zinc concentrate price for CZP (see "Zinc Industry—Pricing"). As a result of a shortage in zinc concentrate production capacity relative to the demand for zinc, treatment charges declined from 2003 to 2006, and CZP incurred increased costs in purchasing zinc concentrate.

CZP's results of operations and financial condition are largely dependent on the demand for zinc and zinc-based products in the Russian Federation.

CZP derived 78% of its total revenues from sales to customers in Russia in each of 2004 and in 2005, and 57% in the six months ended 30 June 2006. The decline in domestic revenues relative to export revenues in the first six months of 2006 was, in CZP's view, partly attributable the the impact of high zinc prices on CZP's main Russian customers. CZP has generally been able to negotiate a higher premium over the LME zinc price for sales

of its zinc products to Russian customers, as compared to export sales. In 2005, CZP estimates that its average premium for domestic sales of zinc, calculated on a monthly basis by reference to zinc prices and the volume of sales for the relevant month, was approximately 11% (15% in the first six months of 2006). CZP estimates that its premium for export sales in 2005 was approximately 1% (2.5% in the first six months of 2006). There can be no assurance that the current level of demand for zinc in Russia will be maintained. The Russian economy has been unstable at times over the past 10 years. From 1995 to 1998, the Russian economy contracted in real terms at an average rate of 2.5% per year. Although it subsequently recovered and grew in real terms at an average rate of 6.1% per year from 2000 to 2005, the Russian economy remains poorly diversified and retains a high degree of reliance on the natural resources sector. In addition, a significant portion of the zinc products that CZP sells in Russia are used to make other products, particularly galvanized steel, for the construction and transportation industries, which are particularly vulnerable to general economic downturns. A downturn in the Russian economy, or a slow-down in demand, could result in a significantly reduced domestic demand for CZP's products, which, even if it were possible in such circumstances to increase CZP's export sales, would have a material adverse effect on CZP's business and the results of CZP's operations. CZP's liquidity may also be impacted by a relative increase in export sales of zinc since export sales, unlike domestic sales, do not provide an immediate VAT reimbursement. CZP is required to apply to the Russian tax authorities for VAT credits in respect of export sales. See also "—The zinc industry is highly competitive, and CZP may not be able to compete successfully". See "Regulatory Matters—Regulation in the Russian Federation—Customs Duties and VAT".

CZP is dependent on suppliers for zinc concentrate. A disruption in supply could have a material adverse effect on CZP's production levels and results of operations.

CZP requires substantial amounts of zinc concentrate materials in the zinc production process. The availability of the zinc concentrate that CZP requires may be negatively affected by a number of factors largely beyond CZP's control, including interruptions in production by suppliers, decisions by suppliers to allocate supply of materials to other purchasers, price fluctuations and increasing transportation costs. For example, although CZP's production facilities in Chelyabinsk are located in the same region as the operations of Uchalinski GOK, one of Russia's largest producers of zinc concentrate and previously one of CZP's main suppliers, since 2003, CZP has been able to obtain only approximately 20% of the annual zinc concentrate production of Uchalinski GOK. CZP believes that Uchalinski GOK has been supplying the majority of its output in that period to the refined zinc producer, Electrozinc Plant (based in Vladikavkaz in the Caucuses region of Russia), which, since 2004, has been under common control with Uchalinski GOK. Primarily as a result of the reduction in the availability to CZP of suitable supplies of zinc concentrate in 2004 and 2005, CZP reduced its zinc production levels by 14% and 34%, respectively, in those years as compared in each case with 2003, which had an adverse effect on CZP's business and revenues. Moreover, the owner of two of CZP's other suppliers of zinc concentrate in the Urals region, Ormet and Alexandrinskya Mining Company, has announced plans to construct a zinc smelting plant. In the event that those plans were implemented, supplies of zinc concentrate to CZP from those two companies might be reduced or terminated.

Although CZP has sought to obtain alternative supplies of zinc concentrate from the Far East of Russia and from international traders, the costs of those supplies are generally higher as compared with more local sources, primarily as a result of increased costs of transportation, and there is also an increased risk of transportation disruption. In April 2006, CZP acquired an indirect controlling interest in Nova Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, and CZP subsequently increased its stake in that company to 100% in August 2006. CZP estimates that this mine will supply not less than 25% of its annual zinc concentrate requirements from January 2007. CZP will seek to make further acquisitions of zinc concentrate producers in accordance with its business strategy, although there can be no assurance that such acquisitions will be completed or will be adequate for CZP's requirements. See "—One of CZP's key strategies for growing its business is increased vertical integration through acquisitions. An inability to effectively compete for potential acquisitions or to realise the anticipated benefits of such acquisitions may significantly impact CZP's ability to fulfil its business strategy". The price and availability of zinc concentrate and other materials sourced from third parties are also subject to market conditions. Should CZP's relationships with any of its suppliers change or these contracts terminate without renewal or replacement, CZP's ability to operate its business may be materially adversely affected.

The zinc industry is highly competitive, and CZP may not be able to compete successfully.

The Russian and international markets for zinc and zinc products are highly competitive. CZP competes primarily on the basis of price, quality, technical innovation and the ability to meet customers' product specifications and delivery schedules. CZP and Electrozinc Plant (which is currently under common control with the Russian zinc ore mining company Uchalinski GOK) are currently the only two major zinc producers in Russia and accounted for 56% and 44%, respectively, of total domestic zinc production in 2005, according to

Brook Hunt. Furthermore, CZP estimates that it currently produces in excess of 95% of the total Russian output of SHG zinc, and CZP derived 87% of its total revenue from sales of zinc and zinc alloys in 2005 and the first six months of 2006. However, there can be no assurance that Electrozinc Plant, or a new entrant to the Russian zinc market, will not, in future, develop or increase the capacity to produce SHG zinc in Russia and/or begin to offer competing SHG products to CZP's domestic customers. Russian Copper Company, which owns two zinc concentrate mining companies, and the owner of Electrozinc Plant have each indicated that they plan to construct a zinc smelting plant in the Urals region. In the event that either of those plans were to be implemented, CZP would face increased domestic competition, which might have an adverse effect on its business and results of operations. See "—CZP is dependent on suppliers for zinc concentrate. A disruption in supply could have a material adverse effect on CZP's production levels and results of operations".

In CZP's export markets, CZP is also competing with foreign zinc producers, many of which are larger, have greater capital resources and, in some cases, have lower raw material costs than CZP. In the event that the demand for zinc in Russia were to decline, CZP would be dependent to an increasing extent on export sales, and, as a result, CZP would be competing to a greater extent with foreign zinc producers. There can be no assurance that CZP will be able to compete successfully in the future. The highly competitive nature of the zinc industry has resulted in the past, and may result in the future, in downward pressure on the prices of some of CZP's products. The intensity of competition, combined with the cyclicality of zinc markets, results in significant variations in economic performance, which may lead to a decrease in CZP's expected profits and even to losses. See "—CZP operates in a cyclical industry and its results of operations and financial condition are largely dependent on the price of zinc and zinc concentrate".

In the event that CZP is unable to sell the sulphuric acid that it produces during the zinc refinement process, it may be required to limit or reduce its overall production levels.

CZP generates large quantities of sulphur dioxide gas in its zinc production process, and, in order to minimise emissions of this hazardous material and to comply with its environmental commitments, CZP processes over 99.9% of this gas into sulphuric acid for sale. In 2005, CZP sold 154,000 tonnes of sulphuric acid (113,000 tonnes in the first six months of 2006). CZP is currently investing in the expansion of its sulphuric acid plant in order to align further the capacities of the various component units of its production process, and, as a result of these investments, CZP expects that the capacity of its sulphuric acid plant will increase by 25% to 320,000 tonnes per year. See "Business—Zinc Production—Production Facilities and Process". CZP has in the past sold its sulphuric acid output primarily to businesses in the Urals region of Russia, although, as a result of declining demand in that region, CZP has been seeking to expand its customer base for this product. There can be no assurance that CZP will be able to maintain or increase its sales of sulphuric acid, and CZP currently has storage facilities for only 5,000 tonnes of sulphuric acid. In the event that CZP were unable to sell substantially all of the sulphuric acid that it produces, it may be required to limit or even reduce its overall zinc production levels, which would have a material adverse effect on CZP's business and results of operations.

CZP benefits from Russia's tariffs and duties on imported refined zinc, which may be eliminated in the future.

Russia currently imposes import tariffs with respect to various refined zinc products imported into Russia, other than from specified CIS countries. These tariffs generally amount to 5% of value for most of the products. See "Regulatory Matters—Regulation in the Russian Federation—Customs Duties and VAT". CZP believes that it benefits from these tariffs, duties and restrictions because they increase the cost of imported refined zinc in Russia relative to domestically produced zinc and prevent subsidised exports to Russia from other countries from reducing the prices that CZP can obtain for its products in its domestic markets. These tariffs, duties and restrictions, however, may be reduced or eliminated in the future, including as a result of Russia's anticipated accession to the World Trade Organisation ("WTO"), which, according to press reports, may be completed by 2007. The lowering or removing of tariffs and duties on refined zinc products in Russia could reduce the premium over the LME SHG zinc price that CZP is able to agree for domestic sales of its zinc products and may cause increased competition in the Russian zinc market from foreign producers, which could have a material adverse effect on CZP's revenues and earnings. Although, in the event of Russia's WTO accession, the European Union and other export markets may reduce their duties on the importation of Russian refined zinc, which currently make CZP's products more expensive for its customers in those markets, it is unlikely that any additional revenues from increased export sales would substantially offset the reduction in CZP's revenues resulting from the removal of Russian import duties on refined zinc. See "—CZP's results of operations and financial condition are largely dependent on the demand for zinc and zinc-based products in the Russian Federation".

The lenders under CZP's loan facilities have granted CZP a waiver in respect of certain breaches of the terms of those facilities, and any failure by CZP to satisfy those conditions, if further waivers could not be obtained, would result in a default under those facilities, which would have a material adverse effect on CZP's financial condition.

In March 2006, CZP entered into two loan facility agreements under which it borrowed an aggregate of $136.5 million to fund the acquisition of Nova Trading & Commerce AG ("Nova Trading"), the owner of the operator of the Akzhal mine in Kazakhstan. These facilities required CZP to procure the granting of certain guarantees, pledges and other security in favour of the lenders, including a pledge by CZP's Swiss subsidiary, Nova Trading, over its shares in its Kazakh mining subsidiary, Nova Zinc. Nova Trading has not granted this pledge to the lenders, and CZP has not fully complied with certain other terms of the facilities. Although the lenders have granted waivers in respect of this failure to pledge and those other breaches, these waivers are subject to certain conditions. These conditions require certain corporate actions to be performed by the Selling Shareholder and Nova Trading by no later than 30 October 2006 and 10 November 2006, respectively. In addition, CZP is required under the waivers to become the direct shareholder of Nova Zinc by no later than April 2008. The Selling Shareholder performed the relevant actions by 30 October 2006, and HVB and BCEN/IMB have each confirmed to CZP satisfaction of this condition in writing. The Selling Shareholder performed the relevant actions by 30 October 2006, and HVB and BCEN/IMB have each confirmed to CZP satisfaction of this condition in writing. Nova Trading is currently implementing the actions that are required under the waiver. The Company has undertaken to use its best efforts to complete all actions required and failing that to obtain an extension of the waivers from the lenders. The Selling Shareholder has agreed with the Managers that pending the successful implementation of all actions required (which include an amendment to the articles of association and the execution by each member of the board of an agreement to act in accordance with an undertaking given by CZP) the Managers will retain US$135,000,000 of the proceeds of the offering to be held in escrow. Upon implementation of all the actions the Managers will release such retained proceeds to the Selling Shareholder. To the extent that the Loan Facilities are accelerated before the actions required are implemented all accelerated amounts shall be paid to HBV and/or BCEN/IMB out of the funds held in escrow and the Selling Shareholder shall acquire rights against the Company on the same terms as the Loan Facilities, as amended to give effect to all outstanding requests for waivers. Should Nova Trading fail to implement all actions prior to the First Closing Date the Managers may decide not to complete the Offering.

CZP is subject to operational limitations under the terms of its loan facility agreements, and any default by CZP could have a material adverse effect on its business and financial condition.

CZP's loan facilities require CZP to comply, among other things, with a number of financial covenants, to be calculated on an annual basis by reference to CZP's financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), including ratios of total debt to EBITDA and total interest expense to EBITDA, as well as a requirement to maintain a minimum tangible net worth and a prohibition on financial indebtedness in excess of $150,000,000. The facilities also require CZP to comply with other, non-financial covenants, including limitations on the payment of dividends and distributions, the granting of security over CZP's assets, mergers and restructurings and the acquisition and disposal of assets. CZP's failure to comply with any of these obligations or any of the representations and warranties that it is deemed to repeat under the terms of those facilities, or the occurrence of a change of control in CZP's ownership, would constitute an event of default under those facilities, and CZP may in such circumstances be required to repay the amount of the financing outstanding as of the date of such default, along with accrued interest and expenses. CZP has from time to time not fully complied with the terms of its credit facilities. To the Company's knowledge, in all such cases, CZP has either obtained formal waivers or has otherwise received confirmation from the relevant lenders that it should not be considered to be a default (see "—The lenders under CZP's loan facilities have granted CZP a waiver in respect of certain breaches of the terms of those facilities, and any failure by CZP to satisfy those conditions, if further waivers could not be obtained, would result in a default under those facilities, which would have a material adverse effect on CZP's financial condition"). To the extent that formal waivers were not obtained, and perhaps even if they have, there can be no assurance that the lenders might not seek in the future to assert that a default had occurred. These obligations impose limitations on CZP's flexibility to operate its business, which may have a negative affect on CZP's business, financial condition or results of operations. In the event that an advance repayment obligation were triggered by non-compliance, CZP may not be able to access the necessary resources to repay or access them under favourable conditions. In the event that CZP were required to make immediate repayment of these loans, CZP's business, financial condition or results of operations, as well as the trading price of the Shares and the GDRs, would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Borrowings".

A substantial portion of CZP's assets have been pledged as security for its obligations under its loan facilities, and, in the event that those pledges were to be enforced, CZP's business and financial condition would be materially adversely affected.

CZP's obligations under the two loan facilities that it entered into in March 2006 are secured under various arrangements, including an assignment of export receivables owing from Euromin, a pledge by CZP of a substantial portion of its property, plant and equipment at Chelyabinsk and pledges over all CZP's shares in Nova Trading. Enforcement of any of these pledges as a result of CZP's non-compliance with its obligations under the facilities or any failure by CZP to satisfy the conditions set out in the waivers granted in respect of those facilities (see "—The lenders under CZP's loan facilities have granted CZP a waiver in respect of certain breaches of the terms of those facilities, and any failure by CZP to satisfy those conditions, if further waivers could not be obtained, would result in a default under the loans which would have a material adverse effect on CZP's financial condition") may result in the sale at auction, possibly for less than market value, of a substantial portion of CZP's production equipment or its Kazakh zinc mining subsidiary and/or a significant reduction of CZP's export revenues. In the event that any such enforcement were to occur, CZP's business, financial condition and results of operation, as well as the trading price of the Shares and the GDRs, would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Borrowings".

Russian competition law may restrict CZP's ability to determine the prices of its products.

As a major Russian zinc and zinc alloy producer, CZP appears on the register maintained for companies with a 35% share in a particular goods market in Russia, namely zinc and cadmium. On 26 October 2006, a new competition law came into force in Russia, and the threshold for determining a dominant position has been lowered from 65% to 50%. CZP believes that its market share of those products in Russia currently exceeds this threshold of 50%. As a result of this dominant position, CZP is prohibited from, among other things, entering into agreements which have the effect of price fixing or which otherwise have the effect of limiting competition, artificially limiting the supply of goods and refusing without justification to sell goods to third parties. CZP's ability to set prices for its products is also subject to restrictions. In the event that the competition authorities were to determine that CZP were exploiting its dominant position to set excessively high prices for its products, CZP would be required to reduce its prices, which could adversely affect its results of operations. See "Regulatory Matters—Regulation in the Russian Federation—Regulation of Competition".

The new competition law also increased the regulatory powers of the competition authorities, although its precise scope and application remain untested. In the event that CZP were to become subject to additional antimonopoly restrictions as a result of this new law, CZP's business and results of operations could be materially adversely affected.

CZP derives the majority of its revenues from three Russian steel producers, and any material reduction in CZP's volume of sales to them, or any termination of CZP's relationship with them, may adversely affect CZP's business, results of operations and financial condition.

In 2005, CZP derived 75% of its total domestic revenues (85% of Russian domestic revenues in the six months ended 30 June 2006) from sales to three Russian steel producers, OJSC Magnitogorsk Iron and Steel Works ("MMK"), OJSC Novolipetsk Steel ("NLMK") and OJSC Severstal ("Severstal"). CZP sells its products to NLMK and Severstal under contracts with a twelve-month term, and its current contract with MMK has a three-year term. If, in the future, those customers fail to meet their contractual obligations to CZP or cease or reduce their purchases of CZP's products, CZP would be required to seek alternative customers for a substantial proportion of its total output of zinc either in Russia or in export markets. In such circumstances, any failure or delay in finding alternative customers, or any increase in export sales at a lower pricing premium as compared to domestic sales, may have an adverse effect on CZP's results of operations. See "—CZP's results of operations and financial condition are largely dependent on the demand for zinc and zinc-based products in the Russian Federation".

CZP is dependent on government-controlled companies for a substantial portion of its energy needs. Increased costs of electricity or an interruption in the supply of electricity or oxygen to CZP's facilities could materially adversely affect its business and results of operations.

Energy costs, particularly the costs of electricity, comprise a significant portion of CZP's cost of production. In 2005, CZP purchased approximately 521 million kilowatt-hours ("kWh") of electricity for its operations in Chelyabinsk (310 million kWh in the first six months of 2006). CZP purchased approximately 70% of its electricity requirements in 2005 from a local subsidiary of RAO UES, the government-controlled national holding company for the Russian power sector. Domestic electricity prices continue to be largely regulated by the Russian government, although the government is currently implementing a restructuring plan for the power sector which

aims to introduce competition, liberalise the wholesale electricity market and move from regulated pricing to a market-based system by 2008. In 2005, CZP purchased 30% of its electricity requirements from the wholesale electricity market. Moreover, according to the Russian Energy Strategy until 2020 approved by the Russian government in 2003, electricity tariffs for industrial users are to reach $0.04 to $0.045 (RR 1.08—RR 1.22) for all customers by 2020. In 2005, CZP's average cost of purchased electricity was RR 0.99 per kWh, increasing to RR 1.11 per kWh in the first six months of 2006. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector and also as a result of the expected significant capital expenditure requirements of this industry. If CZP is required to pay higher prices for electricity in the future, CZP's costs will rise and its business and prospects could be materially adversely affected.

CZP's production process requires a reasonably constant supply of electricity, particularly in its electrolysis plant. In addition, CZP's zinc concentrate roasters require oxygen, which it currently obtains from the Mechel Steel Group in Chelyabinsk. CZP is currently conducting a feasibility study for the construction of an oxygen station. See "Business—Energy". An interruption in the supply of electricity or oxygen to CZP's production facilities would result in a reduction or cessation of production, which could have a significant effect on CZP's business and results of operations.

Increased transportation costs or a disruption in transportation could significantly affect CZP's business and financial results.

Railway transportation is CZP's principal means of transporting raw materials to its facilities and zinc products to ports (primarily St. Petersburg) for shipment to its export customers. While CZP has had access to sufficient railway capacity to transport raw materials and products in the past, no assurance can be given that this access will continue in the future.

Russian railway tariffs for freight of CZP's raw materials and products increased, on average, by approximately 22% in 2003, 37% in 2004, 12% in 2005 and 18% in the first six months of 2006, resulting in significant increases in its transportation costs. Tariffs make up a significant portion of CZP's transportation costs. The Russian government sets rail tariffs and may further increase these tariffs, as it has done in the past. The Russian government has announced that, beginning in 2007, tariff increases will be at or below the annual inflation rate, but there can be no assurance that the Russian government will abide by this limit. Furthermore, in 2003, legislation was enacted which set out the framework for the reorganisation of what was the former Ministry of Railways into what is now Russian Railroads. This reorganisation was to be followed by the eventual privatisation of some of Russian Railroads' activities. In addition, beginning in January 2007, CZP expects to begin importing supplies of zinc concentrate by rail from the Akzhal mine in Kazakhstan. The Kazakh rail system, which currently operates as a monopoly whose tariffs are subject to governmental approval, is currently being restructured. A further significant increase in rail tariffs, whether implemented by the Russian or Kazakh government, or resulting from the reorganisation or privatisation of the railroads, or other transportation costs could adversely affect CZP's profitability.

The Russian and Kazakh railway system are subject to risks of disruption as a result of the declining physical condition of the rails, a shortage and lack of maintenance of rail cars, and the limited capacity of border stations and load storage areas. Any such disruption in either the supplies of zinc concentrate to CZP's production facilities in Chelyabinsk or the deliveries of CZP's products to export customers could have a material adverse effect on CZP's operations and revenues.

CZP will require a significant amount of cash to fund its capital investments, including investments to update or upgrade its existing equipment. If CZP is unable to generate this cash through its operations or through external sources, CZP may not be able to implement its business strategy.

CZP's business is, and will continue to be, capital-intensive. CZP's capital expenditures primarily focus on the repair and reconstruction of existing equipment and the construction of new production systems, as well as the acquisition or development of zinc mining assets. See "—One of CZP's key strategies for growing its business is increased vertical integration through acquisitions. An inability to effectively compete for potential acquisitions or to realise the anticipated benefits of such acquisitions may significantly impact CZP's ability to fulfil its business strategy". CZP made an aggregate capital expenditure of RR 2,544.0 million from 1999 to 2002 (of which CZP estimates RR 2,306.7 million was applied to the upgrading and expansion of its production facilities) and an aggregate capital expenditure of RR 658.7 million from 2003 to 2005 (of which CZP's estimates RR 438.1 million was applied to upgrading and expansion). CZP currently estimates that its total capital expenditure will be approximately RR 623.1 million for 2006 (of which CZP estimates approximately RR 505.6 million will be applied to upgrading and expansion) and approximately RR 600 million for 2007 (of which CZP estimates approximately RR 510.6 million will be applied to upgrading and expansion). CZP's anticipated

capital expenditure programme for 2006-2007 largely comprises investments in the construction of a fifth Waelz Kiln and the renovation of one of its five sulphuric acid production units. In addition, CZP is currently planning the implementation of additional construction projects at an estimated aggregate cost of RR 443.3 million to expand its leaching plant and roasting plant in order to increase overall production capacity to 200,000 tonnes of zinc per year by the end of 2009 in accordance with its business strategy. See "Business—Zinc Production—Capacity Utilisation—Capital expenditure". CZP will also be required to invest in new plant at its Kazakh mining operations, including the replacement of earth-moving machinery and certain parts of the concentrator plant, as well as the upgrading of the sample treatment facility.

In the past, CZP has generated the majority of the cash necessary for capital investment projects through its internal operations, and CZP expects to continue to do so in the foreseeable future. If CZP's cash flows are reduced, however, and CZP is not able to obtain alternative sources of external financing at an acceptable cost or in the amounts required, CZP's planned capital investments may be substantially delayed or interrupted. CZP is currently subject to restrictions under its long-term borrowings on its ability incur further indebtedness. See "—CZP is subject to operational limitations under the terms of its loan facility agreements, and any default by CZP could have a material adverse effect on its business and financial condition". In addition, CZP's capital investments are subject to a variety of other uncertainties, including changes in economic conditions, delays in completion, cost overruns and defects in design or construction.

There can be no assurance that CZP's expected operational improvements will be fully realised as currently envisioned. CZP believes that its planned technological improvements will provide a key competitive advantage and a significant contributor to its profitability. Any deferral or interruption in CZP's planned capital investments could have a material adverse impact on its ability to develop in accordance with its business strategy.

One of CZP's key strategies for growing its business is increased vertical integration through acquisitions. An inability to effectively compete for potential acquisitions or to realise the anticipated benefits of such acquisitions may significantly impact CZP's ability to fulfil its business strategy.

In August 2006, CZP completed the acquisition of a 100% interest in Nova Trading, which owns the operator of the Akzhal mine in Kazakhstan. CZP continues to consider acquisitions in accordance with its business strategy of achieving substantial self-sufficiency in zinc concentrate. In accordance with this strategy, in December 2006, CZP plans to participate in an auction for a licence to explore and develop the Amurskoye zinc ore deposit in the Chelyabinsk region. CZP faces significant competition for potential acquisitions, particularly for mining assets. Zinc ore is a naturally-occurring mineral material and its supply is limited. CZP may not be able to identify suitable reserves for acquisition in the future, or CZP may not be able to compete for such reserves to the same degree, or acquire them on terms as favourable, as in the past. Moreover, there can be no assurance that CZP will have sufficient capital resources to fund any such potential acquisitions, particularly if CZP's cash flows from operations are reduced or it is unable to obtain suitable sources of external financing. See "—CZP will require a significant amount of cash to fund its capital investments, including investments to update or upgrade its existing equipment. If CZP is unable to generate this cash through its operations or through external sources, CZP may not be able to implement its business strategy". CZP is also subject to restrictions on acquisitions under the terms of its loan facilities. See "—CZP is subject to operational limitations under the terms of its loan facility agreements, and any default by CZP could have a material adverse effect on its business and financial condition".

The acquisition of potential new mining assets may involve minerals exploration, which, in general, is highly speculative in nature, involves many risks and is frequently unsuccessful. Once mineralisation is discovered, it may take a number of years to complete the geological surveys to assess whether production is possible. In the event that the surveys indicate that production is possible, there can be no assurance that production will be economically feasible. Substantial expenditures are required to properly identify and delineate zinc ore reserves through geological surveying, trenching and drilling, and to determine metallurgical processes. As a result, no assurance can be given that any acquisition by CZP of rights to further mineral deposits will result in the replacement or expansion of current zinc ore reserves.

The acquisition and integration of new companies and businesses, including Nova Zinc, may also pose significant risks to CZP's existing operations. These risks include the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of CZP's then-current businesses, the assumption of liabilities (including in relation to tax and environmental matters) relating to the acquired assets or businesses which may not have been disclosed during due diligence investigations and the possibility that any indemnification agreements with the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities. An inability to fulfil CZP's business strategy successfully through acquisition could significantly impact the overall growth of its business.

More stringent environmental laws and regulations or stricter enforcement of existing environmental laws and regulations in Russia and Kazakhstan may have a significant negative effect on CZP's operating results. Furthermore, compliance with environmental laws requires ongoing expenditure and considerable capital commitments, while non-compliance may subject CZP to significant penalties, including the suspension or revocation of its subsoil use rights in Kazakhstan.

CZP is involved in an industry which may be hazardous to the environment and requires compliance with stringent regulatory requirements. See "Regulatory Matters". The operations of zinc plants and mines have potential environmental problems, including the generation of dust and other air and water pollutants and the handling, storage and disposal of wastes and other hazardous materials such as sulphur dioxide, and CZP's production facilities in Chelyabinsk are located at a distance of only seven kilometres from the town centre. Dust emissions from CZP's Kazakh mining facility exceed current Kazakh standards and may pose a nuisance and health risk to nearby residents. Pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable, which is not always the case under Russian and Kazakh laws. Environmental regulations are undergoing modification in Russia and Kazakhstan, and CZP regularly evaluates its obligations relating to new and changing legislation. In the past, new and stricter environmental requirements have been imposed, and fines and other payments have been significantly increased, although environmental legislation in Russia and Kazakhstan remains generally weaker and less stringently enforced than in the European Union or the United States. New laws and regulations, the imposition of more stringent requirements in relation to licences, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licences, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups and reclamation, curtail or cease operations, or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. Although CZP believes that its production facilities in Chelyabinsk are currently in compliance in all material respects with applicable regulations, there can be no assurance that the state or regulatory authorities will not impose additional regulations or increase the levels of fines or penalties for non-compliance, which could require significant expenditure to comply with such regulations.

Kazakhstan has adopted environmental regulations requiring industrial companies to undertake programmes to reduce, control or eliminate various types of pollution and to protect natural resources. In 2005, prior to CZP's acquisition of Nova Zinc, its Kazakh mining subsidiary, Nova Zinc was charged with a fine of approximately $88 thousand as a result of a leakage of water from the mining area and other violations, and there have been other breaches of environmental regulations at the mine. Nova Zinc is required under Kazakh laws to monitor actively the quality of surface water, levels of contaminant in soil and the creation of solid waste. Nova Zinc must also submit an annual report on pollution levels to Kazakh environmental authorities, and those authorities are authorised to conduct additional testing to validate the information in the report. If Nova Zinc exceeds certain emission levels in Kazakhstan, additional payment obligations would arise. As a condition of Nova Zinc's subsoil use contract in Kazakhstan, it must decommission its mining properties and restore a landfill site after its closure and also pay every second year into a fund for the eventual rehabilitation of its Kazakh mines. The total size of the fund is set at five million tenge (approximately $40,000), and SRK has estimated in its report that the ultimate rehabilitation expenses at the mine would be substantially higher than the size of this fund, if closure and post closure plans for CZP's mining assets were derived in accordance with acceptable international environmental standards (as stipulated in the World Bank Guidelines and indicated in the Equator Principals, which are more onerous than applicable Kazakh or Russian environmental regulations). In the event that substantial additional rehabilitation expenses were to be required, Nova Zinc may be required to make significant expenditure, which could have an adverse effect on CZP's revenues and financial condition. Generally, non-compliance with environmental regulations or the increasing cost of compliance with such regulations could have a material adverse effect on CZP's business, operational results and financial condition. See "Regulatory Matters—Regulation in the Russian Federation—Environmental Regulation" and "Regulatory Matters—Regulation in Kazakhstan—Environment".

Estimates of resources and reserves are subject to uncertainties.

The estimates contained in this prospectus concerning the resources and reserves of zinc ore deposits and other raw materials that CZP has a licence to mine are subject to considerable uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of future production. Actual production results may differ significantly from reserves estimates. CZP's ability to develop these resources and reserves is subject to its ability to maintain and renew the relevant licences or subsoil use contracts. See "—CZP's business could be adversely affected if it fails to obtain, maintain or renew necessary licences, including subsoil licences and subsoil use contracts, and permits, or fails to comply with the terms of its licences, subsoil use contracts, or permits".

CZP is subject to mining and related risks.

CZP's mining operations at its Kazakh subsidiary Nova Zinc are subject to the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property.

In particular, hazards associated with CZP's open-pit mining operations include flooding of the open pit, collapses of the open-pit wall, accidents associated with the operation of large open-pit mining and zinc ore handling equipment, accidents associated with the preparation and ignition of large-scale open-pit blasting and smelting operations, production disruptions due to weather and hazards associated with the disposal of mineralised waste water, such as groundwater and waterway contamination. As a result of the blasting practices that have been used at the Akzhal mine, there may be an increased risk of accidents. There were two fatal accidents at the Akzhal mine in 2005, and another fatal accident occurred in September 2006. In addition, one of the two main pits at the Akzhal mine in Kazakhstan is currently partially flooded, although that pit has been closed for economic reasons since 2004. CZP does not currently conduct underground mining.

CZP is at risk of experiencing any and all of these hazards. Moreover, a violation of health and safety laws relating to a mine, concentrator, smelter, refinery or plant, or failure to comply with the instructions of the relevant health and safety authorities, could lead to, among other things, a temporary shutdown, a loss of the right to mine or operate or the imposition of costly compliance procedures or fines. The occurrence of any of these hazards could delay production, increase production costs or result in injury to persons and damage to property, as well as liability for CZP. The liabilities resulting from any of these risks may not be covered by, or adequately covered by, insurance, and there can be no assurance that CZP will obtain insurance coverage, or will be able to obtain additional insurance coverage at rates it considers to be reasonable, in the future. See "—CZP does not carry the types of insurance coverage customary in more economically developed countries for a business of CZP's size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all". CZP may therefore, as a result of the occurrence of one or more hazards, incur significant costs that could have a material adverse effect on CZP's business, results of operations and financial condition.

Russian currency control regulations may hinder CZP's ability to conduct its business.

Notwithstanding significant recent liberalisation of the Russian currency control regime, the current Russian currency control laws and regulations still impose a number of limitations on banking and currency transactions. In particular, in order to open a bank account with banks which are located in non-Organisation for Economic Co-operation and Development or non-Financial Action Task Force member states, that account must first be registered with the Russian tax authorities (from 1 January 2007, notification will be required only after the account has been opened). The currency legislation also provides for a list of currency operations in relation to which the CBR can introduce "special account" requirements. In the absence of the introduction of such requirements, such currency operations can be carried out freely, and all "special account" requirements are scheduled to cease to apply altogether from 1 January 2007. Nevertheless, certain currency control restrictions will remain after 1 January 2007, including the general prohibition on foreign currency operations between Russian companies (except for certain specified operations, including transactions between authorised banks listed in the CBR regulations) and the requirement to repatriate, subject to certain exceptions, export-related earnings in Russia. These currency control restrictions may restrict CZP's operational flexibility, which could have a material adverse effect on its business. See "Regulatory Matters".

CZP's business could be adversely affected if it fails to obtain, maintain or renew necessary licences, including subsoil licences and subsoil use contracts, and permits, or fails to comply with the terms of its licences, subsoil use contracts or permits.

CZP's business depends on the continuing validity of its licences, including subsoil licences and contracts for its mining operations, and the issuance of new licences and CZP's compliance with their terms. Regulatory authorities exercise considerable discretion in the timing of licence issuance and renewal and the monitoring of licensees' compliance with licence terms. Requirements imposed by these authorities, which require CZP to comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and quality control systems, monitor its operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, may be costly and time-consuming and may result in delays in the commencement or continuation of production operations. Accordingly, the licences that CZP needs may be subject to challenge by the state authorities or competitors, may be invalidated and may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict CZP's ability to conduct its operations or to do so profitably.

Although CZP leases the land where it conducts its mining operations in Akzhal, Kazakhstan, it does not have property rights to the mineral deposits at Akzhal. Instead, the rights to explore and develop those deposits

have been granted under a mining licence and subsoil use contract, each of which are due to expire in 2017, in accordance with the subsoil legislation that was in force in Kazakhstan prior to 1999. The licence and contract were originally granted to Nova Trading. In 2001, the contract was assigned to Nova Trading's subsidiary, Nova Zinc, which is the current operator of the mine, although the licence has not been reissued in the name of Nova Zinc. As a result, there is a risk that Nova Zinc's rights to operate the mine may not be fully compliant with applicable Kazakh legal requirements, which may constitute grounds for suspension or cancellation of subsoil use rights. However, in practice, the authorities do not generally reissue licences following the introduction of new subsoil use legislation in 1999. See "Regulatory Matters—Regulation in Kazakhstan—Subsoil Licensing in Kazakhstan". In Kazakhstan, subsoil reserves belong to the state. A designated government body (currently, the Ministry of Energy and Mineral Resources ("MEMR")) grants exploration and production rights, but subsoil use rights are not granted in perpetuity, and any renewal must be agreed before the expiration of the relevant contract or licence. Subsoil use rights may be suspended or terminated by MEMR if a subsoil user does not satisfy its licensing or contractual obligations, which include periodic payment of royalties to the government and the satisfaction of mining, environmental, safety and health requirements. The operator of the Akzhal mine has not been in full compliance with certain of the terms of its mining contract, including environmental protection and insurance conditions, as well as the requirements for minimum production levels stipulated by the contract. Although MEMR has approved Nova Zinc's 2006 production plan, that approval was subject to Nova Zinc increasing production in accordance with an agreed schedule in order to compensate for shortfalls in preceding years. Further, a breach of tax payment obligations arising under a subsoil use licence or contract can result in suspension or termination of subsoil use rights. Because many of Kazakhstan's subsoil use laws have only been recently adopted, the legal consequences of a given breach may not be predictable. The statutes do not distinguish penalties according to the severity of the breach, and there are few precedents in this area of Kazakh law. There can be no assurance that CZP will be able to achieve compliance with all applicable laws and regulations at all times, including the production schedule agreed with MEMR, or that MEMR will not take action as a result of previous breaches of the subsoil use contract for the Akzhal deposit. In addition, a transfer of shares in an entity which holds subsoil use rights in Kazakhstan is subject to the Kazakhstan state's right of pre-emption, and any failure to obtain a waiver of such rights could result in a revocation of the relevant subsoil use licence and/or termination of a contract. Certain aspects of CZP's acquisition of a 100% stake in Nova Zinc through its subsidiary Nova Trading were not fully compliant with this requirement to obtain a waiver of pre-emption rights. A suspension or termination of CZP's subsoil use rights in Kazakhstan would have a material adverse effect on CZP's results of operations. See "Regulatory Matters—Regulation in Kazakhstan—Subsoil Licensing—Other subsoil use terms—Assignment, transfer and amendments of subsoil use rights". In addition, Nova Zinc possesses certain licences which are not core for its mining activities and for which it at times failed to provide regulatory authorities with compliance reports. Under Kazakh law, a failure to file such reports may result in revocation of these licences.

The legal and regulatory basis for licensing requirements in Russia and Kazakhstan is often unclear, and ministerial acts and instructions attempting to clarify licensing requirements are often inconsistent with legislation, which increases the risk that CZP may be found in non-compliance. In the event that regulatory authorities find that CZP is in material violation of a licence, CZP may be required to suspend its operations or incur substantial costs in eliminating or remedying the violation, which could have a material adverse effect on CZP's business or results of operations. See "Regulatory Matters".

CZP's competitive position and future prospects depend on its senior management's experience and expertise and CZP's ability to recruit and retain qualified personnel.

CZP's ability to maintain its competitive position and to implement its business strategy is dependent to a large degree on the services of its senior management team. The loss or diminution in the services of members of CZP's senior management team, or an inability to attract, retain and maintain additional senior management personnel, could have a material adverse effect on CZP's business, financial condition, results of operations or prospects. Competition in Russia and Kazakhstan for personnel with relevant expertise is intense due to the small number of qualified individuals, and this situation seriously affects CZP's ability to retain its existing senior management and attract additional qualified senior management personnel. CZP's Kazakh mining subsidiary, Nova Zinc, currently has a shortage of maintenance personnel to repair its earth-moving machinery, and, as a result, overall production at the mine declined in 2005. Nova Zinc has hired a mining contractor in 2006, although the use of a contractor has increased operating costs. In the event that Nova Zinc is unable to retain a mining contractor on acceptable terms and/or replace existing earth-moving machinery and hire suitably-qualified staff to maintain its equipment, its overall output may decline. In addition, CZP faces competition to hire qualified specialists for its zinc business as a result of the demand for such specialists in the Urals region from other metallurgical businesses, including MMK and the Mechel Steel Group. If CZP were to experience

increased difficulties in recruiting or retaining qualified senior management and/or metallurgical specialists, it could have a significant adverse effect on CZP's business and financial results.

CZP's existing arrangements with its trade union may not be renewable on terms favourable to CZP, and CZP's operations could be adversely affected by strikes and lockouts.

As of 30 June 2006, approximately 84% of CZP's employees were represented by a trade union. Although CZP has not experienced any significant business interruption at any of its businesses as a result of labour disputes, and CZP considers its employee relations to be satisfactory, large union representation subjects CZP's businesses to the threat of interruptions through strikes, lockouts or delays in renegotiations of labour contracts. See "Regulatory Matters—Regulation in the Russian Federation—Employment and Labour". CZP's existing collective bargaining agreement with its trade union is due to expire in December 2007. CZP may not be able to renew it on terms favourable to CZP. In this event, CZP's business and results of operations could be materially adversely affected.

CZP does not carry the types of insurance coverage customary in more economically developed countries for a business of CZP's size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

The insurance industry is not yet well developed in Russia or Kazakhstan, and many forms of insurance protection common in more economically developed countries are not yet available in Russia or Kazakhstan on comparable terms, including coverage for business interruption and freight. Other coverage, such as coverage for third party liabilities for property or environmental damage, are limited. In addition, Russian insurers may not have the same level of financial resources as insurers in the United States or Western Europe, and, as a result, there may be a risk of non-payment of insured claims. Although CZP currently insures its main plant in Chelyabinsk with Russian insurers against a range of risks, including business interruption and its liability in connection with dangerous facilities, CZP may be subject to claims which are not covered, or not sufficiently covered, by insurance, including third party claims. CZP has on some occasions made late payment of the annual premium for its insurance policies, although these policies have to date been renewed upon expiry. See "Business—Insurance", "Business—Raw Materials—Zinc Concentrate—Akzhal Mine", "Regulatory Matters—Regulation in the Russian Federation—Health and Safety" and "Regulatory Matters—Regulation in Kazakhstan—Subsoil Licensing—Other subsoil use terms—Insurance". Any loss or claim which is not sufficiently covered by insurance may have a material adverse effect on CZP's business, results of operations and financial condition.

CZP has engaged and may continue to engage in transactions with related and other parties that may present conflicts of interest.

CZP has engaged in transactions with related parties as permitted under Russian law, including its principal shareholders and companies controlled by them, or in which they own an interest, and other affiliates, and CZP may continue to do so in the future. Conflicts of interest may arise between CZP and its affiliates, potentially resulting in the conclusion of transactions on terms not determined by market forces. See "—Legal Risks and Uncertainties—CZP's controlling shareholder has the ability to exert significant influence over CZP and its business, and the interests of that controlling shareholder may conflict with those of other holders of CZP's shares, including the Shares and GDRs. Uncertainties regarding the application and enforceability of shareholder protection in Russia may limit the ability of holders of Shares or GDRs to bring or recover in an action against CZP or restrict CZP's operational flexibility", "Description of Share Capital and Certain Requirements of Russian Law" and "Transactions with Related Parties".

If transactions CZP or its predecessors have entered into are challenged for non-compliance with applicable legal requirements, including the approval procedures for major transactions and interested party transactions, the transactions could be invalidated or liabilities could be imposed on CZP.

CZP and its predecessors have taken a variety of actions relating to share issuances, share disposals and acquisitions, including the acquisition of Nova Trading, valuation of property, financings, currency control, major transactions, interested party transactions and antimonopoly issues, in respect of which CZP, or its predecessors, may not have fully complied with applicable legal procedures and which could be subject to a legal challenge. For example, CZP has in the past not obtained approvals for certain transactions that might be considered to be major transactions under Russian law. See "Description of Share Capital and Certain Requirements of Russian Legislation—Major Transactions". In addition, CZP has in the past carried out, and continues to carry out, transactions which may be considered interested party transactions, including transactions between entities within a consolidated group. On some occasions, these transactions have not been submitted for the approval of disinterested shareholders, and may not always have been on arms' length terms, including, for example, CZP's payment of insurance premiums in 2004 (see "Transaction with Related Parties" and

"Description of Share Capital and Certain Requirements of Russian Law—Interested Party Transactions"). In addition, the acquisition by CZP of Nova Trading was not approved by Kazakh antimonopoly authorities. See "Regulatory Matters—Regulation in Kazakhstan—Antimonopoly Approval". As a result, there can be no certainty that CZP's compliance with these provisions will not be subject to challenge. The statute of limitations for bringing a challenge to a major party transaction or an interested party transaction is one year from the date on which a shareholder learned or should have learned about the violation in question. A successful challenge against CZP for not complying with applicable legal requirements in relation to any such transactions could result in the invalidation of those transactions or the imposition of liabilities on CZP, which could have a material adverse effect on its business and financial condition. In the event that CZP is unable to obtain the required approvals for such transactions in the future, CZP could be limited in its operational flexibility and its results of operations could be materially adversely affected. In addition, CZP's Kazakh mining subsidiary, Nova Zinc, has in the past performed various transactions, including approval of charter amendments and annual financial statements, in respect of which it may not have fully complied with all applicable requirements of Kazakh law. As a result, such transactions may potentially be subject to challenge, and, in the event that any such challenge were successful, Nova Zinc's business or financial condition may be adversely affected.

Moreover, since applicable provisions of Russian and Kazakh law are subject to many different interpretations, CZP may not be able to successfully defend any challenge brought against similar transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on CZP's business, financial condition and results of operations. See also "—Legal Risks and Uncertainties—Weaknesses within the Russian and Kazakh legal systems create an uncertain environment for investment and business activity", "—Legal Risks and Uncertainties—CZP's controlling shareholder has the ability to exert significant influence over CZP and its business, and the interests of that controlling shareholder may conflict with those of other holders of CZP's shares, including the Shares and GDRs. Uncertainties regarding the application and enforceability of shareholder protection in Russia may limit the ability of holders of shares or GDRs to bring or recover in an action against CZP or restrict CZP's operational flexibility" and "Transactions with Related Parties".

CZP's accounting systems may not be as sophisticated or robust as those of companies organised in jurisdictions with a longer history of compliance with IFRS.

Certain Russian and Kazakh companies that have only recently adopted IFRS, including CZP's recently acquired Kazakh subsidiary, Nova Zinc, have not implemented accounting systems that are commonplace in countries with a longer history of IFRS reporting. As a result, CZP's consolidated financial statements require significant reprocessing to present financial data in accordance with IFRS. As a result, CZP:

- may lack a sufficient number of financial personnel with experience in the application and interpretation of IFRS;
- has limited experience exercising the judgment required by IFRS;
- has not fully developed and implemented the required methodologies and systems for the preparation of IFRS financial statements, including the internal control frameworks, development methodologies or risk assessment activities on which they depend; and
- has limited familiarity with and makes limited use of information technology and business process automation systems that facilitate the methodologies for the preparation of IFRS financial statements, and does not have a centralised system for the maintenance of information used in the preparation of such financial statements.

As a result, there is a risk that CZP's management financial information may be less reliable than that of companies that have implemented these systems, and the quality of decision making by CZP's senior management could be adversely affected.

Risks Relating to Russia and Kazakhstan

Emerging markets such as Russia and Kazakhstan are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets such as Russia and Kazakhstan should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant legal, economic and political risks. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging

economies could dampen foreign investment in Russia and/or Kazakhstan and adversely affect the economies in those countries. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Russian and Kazakh economies remain relatively stable, financial turmoil in any emerging market country could seriously disrupt CZP's business, as well as result in a decrease in the price of the Shares and GDRs. Investors should also note that emerging economies such as those of Russia and Kazakhstan are subject to rapid change and that the information set out in this prospectus may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisers before making an investment in the Shares and GDRs.

Economic Risks

Economic instability in Russia or Kazakhstan could adversely affect CZP's business.

Since the dissolution of the Soviet Union, both the Russian and Kazakh economies have experienced at various times:

- significant declines in gross domestic product and consumption;
- hyperinflation;
- an unstable currency including periods of significant decline in value against foreign currencies;
- high government debt relative to gross domestic product;
- significant declines in gold and foreign currency reserves;
- weak banking systems providing only limited liquidity to domestic enterprises;
- a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings and the use of fraudulent bankruptcy actions to take unlawful possession of property;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of a black and grey market economy;
- pervasive capital flight;
- high levels of corruption and the penetration of organised crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the populations of each country.

Both the Russian and Kazakh economies have been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its rouble-denominated securities, the CBR stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets. In Kazakhstan, in April 1999, the tenge lost 33% of its value in one day after the Kazakh government announced that it would no longer support the tenge but would instead allow the tenge to float freely on the foreign exchange markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the termination of the banking licences of a number of major Russian banks. The 1998 Russian financial crisis also affected Kazakhstan's economy, leading to dwindling capital reserves, extreme interest rates and an impending risk of default on government-issued securities. The banking sectors of both countries failed to serve as a consistent source of liquidity to companies, and the events of 1998 resulted in the losses of bank deposits in some cases.

Recently, both the Russian and Kazakh economies have experienced positive trends, such as an increase in the gross domestic product, a relatively stable currency, increasing foreign currency reserves, strong domestic demand, rising real wages and, in historic terms, a reduced rate of inflation. These trends, however, may not continue or may be abruptly reversed. A decline in either economy, especially the Russian economy due to CZP's large Russian customer base, would have a significant impact on CZP's business.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on CZP's business.

Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. For example, many banks are still in transition to reporting in accordance with IFRS. Aided by inadequate supervision by the regulators, many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks.

Recently, there has been a rapid increase in lending by Russian banks, which may be accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate rouble bonds in their portfolios, which is further deteriorating the risk profile of the assets of Russian banks. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, which may lead to widespread corporate default. In 2004, the CBR revoked the licences of several Russian banks which resulted in market rumours about additional bank closures and depositors withdrawing their savings. Several privately-owned Russian banks collapsed or ceased or severely limited their operations, as a result of these rumours, although Russian banks owned or controlled by the government or the CBR and foreign-owned banks were generally not adversely affected. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis. Kazakh banks, and by extension, the Kazakh economy, would likely suffer as well, given the interdependence of the two banking systems.

CZP currently holds its excess rouble and foreign currency cash in Russian banks, as well as at a Kazakh subsidiary of an international banking group. There is currently a limited number of creditworthy Russian banks, most of which are located in Moscow. CZP's ability to hold foreign currency cash in foreign banks located outside of Russia is subject to Russian currency control regulations, including, in certain cases, the requirement to register that account with the tax authorities. A banking crisis or the bankruptcy or insolvency of the banks from which CZP receives or with which it holds its funds could result in the loss of CZP's deposits or affect its ability to complete banking transactions in Russia, which could have a material adverse effect on CZP's business, financial conditions and results of operations.

Appreciation in real terms of the rouble against the U.S. dollar, or inflation, may materially adversely affect CZP's results of operations.

CZP's reporting currency is the Russian rouble. The prices of CZP's zinc products are correlated with the U.S. dollar-denominated LME SHG zinc price, whereas several of CZP's direct costs are incurred in roubles. Appreciation in real terms of the rouble against the U.S. dollar results in a decrease in CZP's revenues relative to its costs, adversely affecting CZP's results of operations. In 2005, for example, the rate of real appreciation of the rouble against the U.S. dollar was 10.3% (9.1% in the first six months of 2006), according to the CBR. In addition, Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. Notwithstanding recent reductions in the inflation rate in Russia, which, in 2003, was 12.0%, in 2004 was 11.7%, in 2005 was 10.9% and in the six months ended 30 June 2006 was 6.2%, CZP tends to experience inflation-driven increases in some of its costs, such as salaries, that are linked to general price levels in Russia. In the event that the rouble continues to appreciate against the U.S. dollar, particularly if accompanied by inflation, CZP may not be able to increase the prices that it receives for its products sufficiently in order to preserve operating margins.

As a result of CZP's completion of the acquisition, in August 2006, of an indirect 100% interest in Nova Zinc, the operator of the Akzhal mine in Kazakhstan, CZP is also exposed to risks arising from fluctuations in the rate of exchange of the tenge against the U.S. dollar and/or the rouble, as well as inflationary pressures in Kazakhstan. Nova Zinc incurs substantially all of its operating costs in tenge whereas the price for sales of its zinc concentrate are correlated with the U.S. dollar-denominated LME SHG zinc price. As a result, a decline in the value of the U.S. dollar relative to the tenge, particularly if accompanied by inflation, would reduce its operating margin. A decline in the valuation of the tenge (the presentation currency of Nova Zinc) against the

rouble (the presentation currency of CZP) would result in CZP incurring translation losses upon the preparation of its consolidated financial statements.

CZP's privatisation, or the title to any privatised company that it acquires, may be challenged.

CZP was privatised by the state, following its incorporation as a joint stock company in May 1993. In addition, CZP's business strategy may involve the acquisition of additional privatised companies. Privatisation legislation in Russia is generally considered to be vague, internally inconsistent and in conflict with other domestic legislation. As a result, most, if not all, privatisations are arguably deficient and vulnerable to challenge at least on formal grounds. Although the statute of limitations for challenging transactions entered into in the course of privatisations has been reduced from ten years to three years, there can be no assurance that the statute of limitations will not be subject to further amendment.

No action has been taken towards the invalidation of CZP's status, or the status of its subsidiaries, as privately-owned companies and, currently, there are no challenges pending to CZP's privatisation or the privatisation of its subsidiaries. In the event that CZP's privatisation is successfully challenged, the controlling shareholder of CZP could lose its interest in CZP's shares, resulting in a change in control which could materially affect CZP's business and results of operations. The interests of holders of Shares or GDRs may also be adversely affected. In the event that any title to, or CZP's ownership stakes in, any privatised company acquired by CZP, is subject to challenge as having been improperly privatised, and CZP is unable to defeat this claim, CZP risks losing its ownership interest in the company or its assets, which could materially affect CZP's business and results of operations.

CZP is subject to the risk of expropriation and nationalisation.

The Russian government has enacted legislation to protect property against expropriation and nationalisation. In the event that CZP's property is expropriated or nationalised, legislation provides for fair compensation. However, there can be no certainty that such protection would be enforced. This uncertainty is due to several factors, including the lack of state budgetary resources, an independent judiciary or sufficient mechanisms to enforce judgments and curb corruption among state officials, as well as recent highly-publicised actions against OAO NK Yukos and other companies and individuals. It is possible that, due to a lack of experience in enforcing these provisions or due to political change, legislative protection may not be enforced in the event of an attempted expropriation or nationalisation. The concept of property rights is not well developed in Russia and there is little experience in enforcing legislation enacted to protect private property against nationalisation and expropriation. As a result, CZP may not be able to obtain proper redress in the courts, and may not receive adequate compensation if, in the future, the state decided to nationalise or expropriate some or all of CZP's assets. Expropriation or nationalisation of any of CZP's assets, potentially with little or no compensation, would have a material adverse effect on CZP.

CZP has not independently verified information regarding the metals and mining industry, nor has it independently verified official data from Russian or Kazakh government agencies.

CZP has derived substantially all of the information contained in this prospectus concerning the metals and mining industry from publicly available information and CZP has relied on the accuracy of this information without independent verification.

In addition, some of the information contained in this prospectus has been derived from official data of Russian and Kazakh government agencies, as the case may be. The official data published by Russian and Kazakh, as the case may be, federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. There can be no assurance that any discussion of matters relating to Russia or Kazakhstan in this prospectus is complete, reliable or has not been intentionally manipulated by official or government sources. In the past, the veracity of certain official data released by the Russian government has been discredited. In 1998, for instance, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged in connection with their misuse of economic data.

Political and Social Risks

Political and governmental instability, including conflicts between central and regional authorities, or social unrest could materially adversely affect the value of the Shares and GDRs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a democracy with a market economy. The reforms have been widespread, and the failure of some of the reforms, combined with uncertainty regarding the implications of others, means the Russian political system is vulnerable

to popular discontent. There has been popular dissatisfaction, for instance, with the results of the privatisations of Russia's natural resources in the 1990s, as well as continuing demands for autonomy from particular regional districts and ethnic groups. There have also been incidents of labour and social unrest, particularly as a result of the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living in Russia. An escalation of this unrest may have political, social and economic consequences, such as increased support for a renewal of centralised authority, increased nationalism, with restrictions on foreign involvement in the economy of Russia, and/or increased violence. An occurrence of any of the foregoing events could restrict CZP's operations and lead to the loss of revenue, thus materially adversely affecting CZP's operations.

Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, been highly unstable. For example, six different prime ministers led governments between March 1998 and May 2000. Vladimir Putin became acting President of Russia on 31 December 1999 and was subsequently elected president in March 2000 and re-elected for a second term in March 2004. Throughout his first term in office, President Putin maintained governmental stability and accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. In his second term, President Putin has implemented a far-reaching restructuring of the Russian government. As part of this restructuring, the number of ministries was significantly reduced, and the government was divided into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, election procedures were amended so that the heads of sub-federal political units were no longer directly elected by popular vote but nominated instead by the Russian president and confirmed by the legislature of the relevant sub-federal political unit. Further amendments to electoral laws have eliminated individual contests in State Duma elections, so that now voters may only cast ballots for political parties. It is not clear whether reforms will continue in the same direction or at the same pace. For example, the Russian government has announced that it plans to introduce laws limiting foreign ownership of sectors that "ensure national security", which, subject to location and size criteria, include oil and ore deposits, although the precise scope of these laws is currently uncertain. Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms, which could lead to a deterioration of investment in Russia, thus constraining CZP's ability to obtain financing in the international capital markets.

In addition, the delineation of authority and jurisdiction between local authorities and the federal government is, in many instances, unclear and remains contested. Currently, Russia comprises 88 sub-federal political units (and will comprise of 86 sub-federal political units from 1 January 2007 and 85 from 1 July 2007) consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at different levels of government, which may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatisation, land legislation and licensing. Some of these laws, and the governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have, in the past, been challenged in the courts, and such challenges may occur in the future. This lack of consensus and established precedent hinders CZP's long-term planning efforts and creates uncertainties in its operating environment, each of which may prevent CZP from effectively and efficiently implementing its business strategy. See "—CZP's privatisation or the title to any privatised company that it acquires may be challenged" and "—Legal Risks and Uncertainties—Weaknesses within the Russian and Kazakh legal systems create an uncertain environment for investment and business activity".

Crime, corruption or terrorism could disrupt CZP's ability to conduct its business and could materially adversely affect CZP's financial condition and results of operations.

The political and economic changes in Russia and Kazakhstan in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant criminal activity, including organised crime in both Russia and Kazakhstan, has arisen, particularly in large metropolitan centres. In addition, the local press and international press have reported high levels of official corruption in the locations where CZP conducts its business, including bribery and using investigative or procedural powers for corrupt purposes.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions among the population and, in certain cases, has led to military conflict, such as the conflict in Chechnya. A further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could cause disruptions to domestic commerce and exports from Russia and possibly neighbouring regions, including Kazakhstan. Further incidents of crime, corruption or terrorism could materially adversely affect CZP's business and the value of investments in Russia, including the value of the Shares and GDRs.

Legal Risks and Uncertainties

Weaknesses within the Russian and Kazakh legal systems create an uncertain environment for investment and business activity.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainties for investors. Many of these risks do not exist in countries with more developed market economies. The following is a non-inclusive list of risks associated with the legal and business decisions that CZP makes:

- inconsistencies between and among the Russian Constitution, laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;
- conflicting local, regional and federal rules and regulations;
- substantial gaps in the regulatory structure due to delay or absence of implementing regulations;
- the lack of judicial independence from political, social and commercial forces;
- a high degree of discretion and arbitrary actions on the part of governmental authorities; and
- poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of some laws in doubt and result in ambiguities, inconsistencies and anomalies. Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia cannot be assured. The court system is under-staffed and under-funded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all court decisions are readily available to the public or organised in a manner that facilitates understanding. The judicial system can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. CZP may become subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

The laws and regulations of Kazakhstan relating to, among other things, foreign investment, taxation, customs and tariffs, currency exchange, capital markets, pensions, insurance, banking and competition are still developing. Many such laws provide regulators and officials with substantial discretion in the laws' application, interpretation and enforcement. In addition, the delineation of authority between various governmental bodies is not always entirely clear. For example, in relation to the state's right of pre-emption in respect of the transfer of shares in entities holding subsoil use rights in Kazakhstan, MEMR waived these rights in respect of CZP's acquisition of Nova Trading, although, according to the relevant legislation, such waivers may only be granted by the Government of Kazakhstan. However, as a matter of practice, the Government of Kazakhstan does not issue such waivers. See "Regulatory Matters—Regulation in Kazakhstan—Subsoil Licensing—Other subsoil use terms—Assignment, transfer and amendments of subsoil use rights". Furthermore, Kazakh law may be interpreted in a way that requires the application of Kazakhstan's rights of pre-emption to transactions with securities of mining companies on stock exchanges. Since Nova Zinc is a subsoil user and CZP is its indirect owner, the aforementioned requirements may apply to transactions involving GDRs and Shares offered as described in this prospectus. The applicability of the aforementioned provisions depends on how closely CZP's primary activity is connected with its mining activities in Kazakhstan. Although it may be unlikely that the respective provisions of Kazakh legislation were intended to apply to transactions such as the offering, the regulatory authorities have not issued any regulations or clarifications in this regard. Moreover, the judicial system in Kazakhstan may not be fully independent of social, economic and political forces. Court decisions can be difficult to predict and enforce, and reliable precedent for court decisions is not always available. Any efforts made by CZP to comply with applicable law may not always result in full compliance.

All of these weaknesses could affect CZP's ability to enforce its rights under its licences and under its contracts, or to defend itself against claims by others. There can be no assurance that regulators, judicial authorities or third parties will not challenge CZP's internal procedures and by-laws or its compliance with applicable laws, decrees and regulations. These uncertainties also extend to property rights, including the

protection of these rights from expropriation or nationalisation. See "—Economic Risks—CZP is subject to the risk of expropriation and nationalisation".

Findings of failure to comply with existing laws or regulations or the directives of government inspections, or unlawful or arbitrary government action, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect CZP's business, financial condition, results of operations and future prospects.

CZP's operations and properties are subject to regulation by various Russian and Kazakh government entities and agencies. CZP has, in the past, been subject to fines or other penalties for non-compliance with tax and other laws and regulations, and, although the size of these fines and penalties has been relatively insignificant, there can be no assurance that CZP will not be subject in future to more material sanctions. Russian and Kazakh authorities have the right to, and frequently do, conduct periodic inspections of CZP's operations and properties throughout the year. Any such future inspections may conclude that CZP has violated laws, decrees or regulations, and CZP may be unable to refute such conclusions or remedy the violations in a timely manner or at all. Findings that CZP has failed to comply with existing laws or regulations or directives resulting from government inspections may result in the imposition of fines or penalties, or more severe sanctions, including the requirement that CZP cease certain of its business activities or criminal and administrative penalties applicable to CZP or its officers. Any such decisions, requirements or sanctions, or any increase in the governmental regulation of CZP's operations, could increase CZP's costs and materially adversely affect its business, financial condition, results of operations and future prospects. See "Risks Relating to CZP's Business and Industry—CZP's business could be adversely affected if it fails to obtain, maintain or renew necessary licences, including subsoil licences and subsoil use contracts, and permits, or fails to comply with the terms of its licences, subsoil use contracts or permits".

In addition, governmental authorities have a high degree of discretion in Russia and, at times, government authorities act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the government has the power under certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licences, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities in Russia have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. In this environment, CZP's competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over CZP.

In 2003 and 2004, in Russia, the Ministry for Taxes and Levies, the predecessor of the Federal Tax Service, took forceful measures against certain Russian companies' use of tax-optimisation schemes. Press reports have speculated that these enforcement actions were selective and politically motivated. Unlawful or arbitrary government action, if directed at CZP, could have a material adverse effect on CZP's business and on the value of the Shares and GDRs. See "—Economic Risks—CZP is subject to the risk of expropriation and nationalisation".

Developing corporate and securities laws in Russia may limit CZP's ability to attract future investment.

The development of general corporate and securities laws in Russia is still in its early stages. The regulation and supervision of the securities market is considerably less advanced in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and are considerably less developed in Russia than in the United States and Western Europe. In addition, laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. Furthermore, the Russian securities market is regulated by several different authorities, which are often in competition with each other. The regulations of these various authorities are not always coordinated and may be contradictory. These authorities include:

- the FSFM;
- the Ministry of Finance;
- the Federal Antimonopoly Service;
- the CBR; and
- various professional self-regulatory organisations.

Due to this lack of coordination and consistency amongst the differing regulatory authorities, it is not always clear whether or how regulations, decisions or letters issued by a regulatory authority apply to CZP. As a result, despite CZP's efforts at compliance, it may be subject to fines or other enforcement measures by regulatory authorities.

Russian corporate and securities rules and regulations also sometimes change rapidly, which may materially adversely affect CZP's ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas can result in unforeseen delays in conducting securities offerings and in accessing capital markets.

CZP's controlling shareholder has the ability to exert significant influence over CZP and its business, and the interests of that controlling shareholder may conflict with those of other holders of CZP's shares, including the Shares and GDRs. Uncertainties regarding the application and enforceability of shareholder protection in Russia may limit the ability of holders of Shares or GDRs to bring or recover in an action against CZP or restrict CZP's operational flexibility.

Following the completion of the offering and the Pre-emptive Offer, the Selling Shareholder will beneficially own in the aggregate up to 57.4% of all outstanding Shares, or up to 52.7% of all outstanding Shares if the Managers exercise their over-allotment option in full. The interests of the Selling Shareholder, as controlling shareholder, could conflict with the interests of other shareholders, including the holders of the Shares and GDRs, and the Selling Shareholder, as controlling shareholder, may make decisions that materially adversely affect the value of an investment in the Shares and GDRs. In particular, as controlling shareholder, the Selling Shareholder has, and will continue to have following the offering, the ability to exert significant influence over certain actions requiring shareholder approval, including those corporate actions which require supermajority shareholder approval in accordance with the minority shareholder protection provisions of Russian law. Under Russian law, the supermajority shareholder approval requirement under Russian law is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. As a result, a controlling shareholder owning less than 75% of outstanding shares of a company, such as the Selling Shareholder following the offering, may have 75% or more voting power if a number of minority shareholders are not present at the meeting. In situations where a controlling shareholder effectively has 75% or more of the voting power at a shareholders' meeting, that controlling shareholder is in a position to approve amendments to the charter of the company, or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. See "—Risks Relating to CZP's Business and Industry—CZP has engaged and may continue to engage in transactions with related and other parties that may present conflicts of interest" and "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital".

In practice, corporate governance standards for many Russian companies have proven to be poor. Shareholders' meetings are sometimes irregularly conducted by companies, and shareholder resolutions have not always been respected by management. In general, the concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed, and disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. As a result of these deficiencies of shareholder protections, some minority shareholders of Russian companies have suffered significant losses due to abusive share dilutions, asset transfers and transfer pricing practices, while other shareholders have suffered as a result of fraudulent bankruptcies initiated by hostile creditors. In addition, although the Joint Stock Companies Law provides that shareholders owning not less than 1% of a company's stock may bring an action for damages on behalf of the company, Russian courts to-date have not had much experience with respect to such lawsuits, there is little precedent available to the courts, and Russian law does not contemplate class action litigation.

The imprecise application of the minority shareholder protection provisions of Russian law, particularly the requirement that transactions with interested parties be approved by disinterested parties, may also create onerous administrative or financial obligations for CZP. The right of shareholders that vote against or abstain from voting on certain transactions including with respect to reorganisations and "major transactions", to sell their shares to the company at market value (in an aggregate amount up to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon) may impose a significant financial obligation on CZP, which could have a material adverse effect on its results of operations and financial condition. See "—Risks Relating to CZP's Business and Industry—If transactions that CZP or its predecessors have entered into are challenged for non-compliance with applicable legal requirements, including the approval procedures for major transactions and interested party transactions, the transactions could be invalidated or liabilities imposed on CZP", "Principal and Selling Shareholders", "Transactions with Related Parties" and "Description of Share Capital and Certain Requirements of Russian Legislation".

Shareholder liability under Russian legislation could cause CZP to become liable for the obligations of its subsidiaries.

The Civil Code of the Russian Federation, the Joint Stock Companies Law, the Federal Law on Limited Liability Companies and the Federal Law on Insolvency (Bankruptcy) generally provide that shareholders in a Russian joint stock company and members of a Russian limited liability company are not liable for the obligations of the joint stock company and the limited liability company, respectively, and bear only the risk of the loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another entity. The person or entity capable of determining such decisions is deemed an "effective parent". The entity whose decisions are capable of being so determined is deemed an "effective subsidiary". Under Russian legislation, an effective parent bears joint and several liability for transactions concluded by its effective subsidiary in carrying out decisions if:

- such decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
- the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or failure to act of the effective parent. This is the case no matter how the effective parent's ability to determine the decisions of the effective subsidiary arises. For example, liability could arise through ownership of voting securities or by contract. There are similar provisions under Kazakh law which may result in a parent company incurring liability for the obligations of its subsidiaries. Accordingly, CZP could be liable, in some cases, for the debts of its consolidated subsidiaries. This liability, which is secondary in the case of a subsidiary's insolvency or bankruptcy, or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out CZP's mandatory instructions, could have a material adverse effect on CZP's business, results of operations and financial condition.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of CZP's shares, including the Shares and the Shares represented by the GDRs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, the holding by such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by companies themselves or, if a company has more than 50 shareholders or it so elects, by licensed registrars located throughout Russia. CZP's share register is maintained by ZAO "Registrator INTRAKO", Moscow branch. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalisation and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and effectively regulated share registration system in Russia, transactions in respect of a company's shares may be improperly or inaccurately recorded, and share registration may be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars. Such registrars are likely incapable of compensating shareholders for registrar misconduct. This creates risks of loss not normally associated with investments in other more rigorously regulated securities markets. See "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital—Registration and Transfer of Shares" for a further discussion of the share registration system and registrars in the Russian Federation.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour taxpayers. CZP may therefore be subject to a greater than expected tax burden that could materially adversely affect its businesses and results of operations.

Generally, taxes payable by Russian companies are substantial and numerous. Such taxes include, among others:

- income tax;
- value-added tax ("VAT");
- excise taxes and customs duties;
- unified social tax; and
- property tax.

Historically, the tax environment in Russia has been complicated by the fact that various authorities have often issued contradictory or retroactive pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses. As a result, CZP may have taken positions in the past which it considered at the time to be in compliance with then-current tax law, but such positions could be subject to challenge by tax authorities in the future. Despite efforts at compliance, such uncertainty potentially exposes CZP to the risk of significant fines, penalties and enforcement measures, and could result in a greater than expected tax burden and the suspension or termination of CZP's licences.

Additionally, in the current Russian tax environment, where the form and the accompanying documentation of a transaction generally meet the literal requirements of the applicable tax legislation, but the substance of the transaction may bring a different result, such transactions are generally not challenged by tax authorities. However, it is possible with the evolution of the interpretation of a tax law in the Russian Federation and the changes in the approach of the Russian tax authorities, that such transactions could be challenged in the future. The impact of such challenges has been estimated by CZP's management in the amount of RR 64 million.

Management has assessed CZP's overall position based upon their understanding of the applicable tax regulations and their experience in working with the tax authorities. As a result, CZP's management believes that its interpretation of the relevant legislation is appropriate and that the positions that CZP has taken with regard to taxes and customs duties will be sustained. Accordingly, no provision for potential tax liabilities has been recorded.

There have recently been significant changes to the Russian taxation system. Widespread tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation (the "Tax Code"), which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and corporate property tax by adding new chapters to the Tax Code.

In practice, the Russian tax authorities often interpret the tax laws in a way that does not favour taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organisations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years preceding the year in which an audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period because Russian tax law authorises upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. In addition, in some instances, new tax regulations have been given retroactive effect. The Constitutional Court of the Russian Federation has issued a decision that provides grounds for the tax authorities to disregard the statute of limitations in relation to claims for fines, penalties and interest on underpaid amounts of tax in circumstances where the taxpayer is deemed to provide inadequate cooperation during an audit. Since the term "inadequate cooperation" is not defined under Russian tax law, this decision potentially grants considerable discretion to the Russian tax authorities to disregard the statute of limitations in tax investigations.

Under the Russian transfer pricing rules (which became effective in 1999), Russian tax authorities have the right to control prices for transactions between related entities and certain other types of transactions between independent parties such as foreign trade transactions, or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for their interpretation to the discretion of Russian tax authorities and arbitration courts, each of which may use the transfer pricing rules as catalysts for politically motivated investigations and prosecutions. Moreover, in the event that a transfer pricing adjustment is assessed by Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed taxation, legislative and judicial systems, imposing additional burdens and costs on CZP's operations, including management resources. Further, these risks and uncertainties complicate CZP's tax planning and related business decisions, potentially exposing CZP to significant fines, penalties and enforcement measures despite its efforts at compliance, and could materially adversely affect CZP's business and the value of the Shares and GDRs. See also "—Legal Risks and Uncertainties—Findings of failure to comply with existing laws or regulations or the directives of government inspections, or unlawful or arbitrary government action, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect CZP's business, financial condition, results of operations and future prospects".

Burdensome Russian tax legislation and regulations may adversely affect CZP's business and results of operations.

The financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each Russian subsidiary of a Russian company pay its own Russian taxes and may not offset its profit or loss against the profit or loss of any of that Russian company's other subsidiaries. Although CZP does not currently have any material Russian subsidiaries, it may acquire such subsidiaries in the future, and, in such circumstances, it would be subject to Russian regulations on the payment of intercompany dividends. Intercompany dividends are subject to a withholding tax of 9%, if distributed to Russian corporate residents, and 15%, if distributed to foreign corporate residents. If the company that receives the intercompany dividend is Russian and itself pays a dividend to a Russian resident, the receiving company may offset the amount of withholding tax on the dividend it received against the tax the receiving company is required to withhold on the dividend it pays to the Russian resident. These and other tax requirements may impose additional burdens and costs on CZP's operations, including management resources, should CZP extend its group structure in Russia.

Vaguely drafted Kazakh transfer pricing rules and a lack of reliable pricing information may impact CZP's business and results of operations.

Since January 2001, Kazakh transfer pricing rules have required tax authorities to make transfer pricing adjustments in a wide range of situations involving cross-border transactions, most typically among related parties. Even among parties that are not related, prices may still be subject to adjustment if, for example, they deviate by more than 10% from market price. Due to the ambiguities in the drafting of the legislation and the uncertainties in its interpretation, the relevant tax and customs authorities may in future challenge the prices that CZP's mining operations charge and propose adjustments unfavourable to CZP. If substantial transfer pricing adjustments were upheld by the relevant authorities or courts, CZP's financial results could be adversely affected.

Risks Relating to the Shares, the GDRs and the Trading Market

Because the Depositary may be considered the beneficial owner of the Shares represented by the GDRs, such Shares may be seized, or the trading of such Shares frozen, in legal proceedings against the Depositary, and the offering of GDRs may result in a breach of Russian competition laws.

Because Russian law may not recognise GDR holders as beneficial owners of the underlying Shares, it is possible that holders of GDRs could lose all of their rights to those Shares if the Depositary's assets in Russia are seized, or the transfer of such assets frozen, in which case, the GDR holders would lose all of the money they invested in the GDRs.

Russian law may treat the Depositary as the beneficial owner of the Shares represented by the GDRs. This contradicts the way other jurisdictions treat GDRs. In the United States, for instance, although shares may be held in a depositary's name or to its order, making it the "legal" owner of shares, the GDR holders are considered the "beneficial" or real owners. In U.S. courts, an action against a depositary would not result in beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognise the rights of the depositary in whose name the Shares are held. Thus, in proceedings brought against the Depositary, whether or not related to the Shares represented by GDRs, Russian courts may treat those underlying Shares as the assets of the Depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary bank seeking the attachment of various Russian companies' shares represented by GDRs issued by that depositary. In the event that this type of suit were to be brought and successful against the Depositary, and the Shares represented by CZP's GDRs were to be seized or arrested, GDR holders would lose their rights to such underlying Shares and the GDRs holders would lose all of the money they invested in the GDRs.

In addition, due to the fact that Russian law may regard the Depositary as the beneficial owner of the Shares represented by the GDRs, there is a risk that the transactions contemplated by the offering of GDRs, including the deposit of Shares with the Depositary or its nominee, may result in a breach of the notification and/or approval requirements of Russian competition law. In practice, depositary banks have not generally given such notifications or sought such approvals in connection with an issue of global depositary receipts, and the authorities have not raised objections to this approach. However, there can be no assurance that the authorities might not adopt a different view in the future, and, in such circumstances, the Depositary would be subject to various sanctions, including fines, which may have a material adverse impact on the value of any investment in the GDRs. Russian antimonopoly authorities are also authorised to seek in court to invalidate the relevant

transaction in violation of Russian competition law, provided, however, that it is proved that such transaction has adversely affected the Russian market. See "Description of Share Capital and Certain Requirements of Russian Legislation" and "Regulatory Matters—Regulation in the Russian Federation—Regulation of Competition".

Voting rights with respect to the Shares represented by the GDRs are limited by the terms of the Deposit Agreement and the relevant requirements of Russian law.

GDR holders will have no direct voting rights with respect to the Shares represented by the GDRs. GDR holders will be able to exercise voting rights with respect to the Shares represented by GDRs only in accordance with the applicable provisions of the terms and conditions of the GDRs and the relevant requirements of Russian law. Further, there exist practical limitations upon the ability of GDR holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, CZP is required under its charter to notify shareholders at least 30 days in advance of any meeting and, in relation to an extraordinary meeting to elect directors, the Joint Stock Companies Law requires at least 70 days' notice. Holders of CZP's Shares will receive notice directly from CZP and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney. See "Description of Share Capital and Certain Requirements of Russian Legislation".

GDR holders, by comparison, will not receive notice directly from CZP. Rather, in accordance with the Deposit Agreement, CZP will provide notice to the Depositary. The Depositary has undertaken, in turn, as soon as practicable thereafter, provided there are no Russian legal prohibitions, to mail to the GDR holders notice of such meeting and a statement as to the manner in which voting instructions may be provided by holders to the Depositary. To exercise their voting rights, GDR holders must then instruct the Depositary how to vote the Shares represented by the GDRs they hold. Because of these additional procedural steps involving the Depositary, the process for exercising voting rights may take longer for GDR holders than for holders of Shares not represented by GDRs, and CZP cannot assure GDR holders that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. GDRs for which the Depositary does not receive timely voting instructions will not be voted.

In addition, although Russian securities regulations expressly permit the Depositary to split the votes with respect to the Shares represented by GDRs in accordance with instructions from GDR holders, such regulations remain untested. GDR holders may thus have significant difficulty in exercising voting rights with respect to the Shares represented by the GDRs. CZP cannot assure holders and beneficial owners of GDRs that they will (i) receive notice of shareholders' meetings to enable the timely return of voting instructions to the Depositary, (ii) receive notice to enable the timely cancellation of GDRs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions. See "Terms and Conditions of the Global Depositary Receipts—Voting Rights" for a description of the voting rights of holders of GDRs.

GDRs for which no voting instructions prior to the applicable voting deadlines have been received will not be voted.

Because there has been no prior market for the GDRs and only a limited market for CZP's Shares, the offering and the Pre-emptive Offer may not result in an active or liquid market for the GDRs and the Shares, and, as a result, the price of GDRs and the Shares may be highly volatile.

Before the offering, there has been no prior market for the GDRs and only a limited market for CZP's Shares. The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. CZP currently has a very limited public free float for its Shares (constituting in the aggregate approximately 12%). Although this public free float will increase as a result of the offering and CZP's Shares are expected to be admitted to trading on the RTS Stock Exchange, a liquid trading market for CZP's Shares may not develop. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Although GDR holders are entitled to withdraw the Shares represented by the GDRs from the Depositary, given the expected limited public free float for CZP's Shares, an active market for the GDRs may not develop or be sustained.

Further, with respect to the GDRs, although applications have been made to the U.K. Listing Authority for the GDRs to be admitted to the Official List and to the London Stock Exchange for such GDRs to be admitted to trading on the Regulated Market, an active public market may not develop or be sustained after the completion of the offering. If a liquid trading market for the GDRs does not develop, the price of the GDRs may become more volatile and it may be more difficult to complete a buy or sell order for the GDRs.

The trading prices of the Shares and GDRs may be subject to wide fluctuations in response to a number of factors, including:

- variations in CZP's operating results and those of other zinc and mining companies and those of other Russian companies;
- variations in national and industry growth rates;
- actual or anticipated announcements of technical innovations or new products or services by CZP or its competitors;
- changes in governmental legislation or regulation;
- general economic conditions within CZP's business sector or in Russia; or
- extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

In addition, the Russian stock markets have experienced extreme price and volume fluctuations. These market fluctuations could adversely affect the value of the Shares and GDRs. Moreover, the market price of the Shares and GDRs may decline below the offering price, which will be determined by the book building conducted by the Managers.

Finally, CZP's Shares are included in quotation list "V" of the RTS Stock Exchange. Under Russian law, quotation list "V" is temporary in nature and CZP's Shares will be required to be upgraded, subject to certain conditions, either to quotation list "B" or quotation list "A". See "Description of Share Capital and Certain Requirements of Russian Law—Listing and Delisting". If the conditions set forth in respective regulations are not met, CZP's Shares may be delisted which may substantially affect the price for the Shares.

There may be some delay between the time when notices related to CZP's Shares are first published on the RTS Stock Exchange and when they are published on the London Stock Exchange.

CZP's Shares will trade on the RTS Stock Exchange while the GDRs will trade on the London Stock Exchange's Regulated Market. The RTS Stock Exchange and the London Stock Exchange are not open for trading simultaneously at all times. As a result of the different opening times and dates of the exchanges, there may be some delay between the time when notices related to CZP's Shares are first published on the RTS Stock Exchange and when they are published on the London Stock Exchange.

Holders of GDRs may be subject to limitations or delays in repatriating their earnings from distributions made on the GDRs.

Although CZP is currently subject to restrictions on the declaration of dividends under the terms of its borrowings and expects to reinvest most of its cash flow in the development of its business following the offering (see "Dividend Policy"), any future payment of dividends may be subject to currency control restrictions, and holders of shares or GDRs may not be able to benefit from double tax treaties. In its Information Letter of 31 March 2005 No. 31 (the "Information Letter"), the CBR declared that, for currency control purposes, Russian companies may pay dividends in foreign currency to their shareholders who are not Russian residents. There can be no assurance that this declaration will not be reversed in the future. In the event that Russian companies were again required, as they were in the past, to pay all dividends on ordinary shares in roubles, current Russian legislation would permit such rouble funds to be converted into U.S. dollars by the Depositary without restriction, although the ability to convert roubles into U.S. dollars would be subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of roubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, further development of such markets is uncertain. At present, there is no viable market in which to hedge rouble and rouble-denominated investments.

Holders of GDRs may not be able to benefit from double tax treaties.

In accordance with Russian legislation, dividends paid to a non-resident holder of Shares or GDRs generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organisations and at a rate of 30% for individuals. This tax may be reduced under the United States-Russia double tax treaty for U.S. holders entitled to treaty benefits in respect of the Shares to 5-10% for legal entities and organisations and to 10% for individuals, and to 10% under the United Kingdom-Russia double tax treaty for U.K. holders entitled to treaty benefits in respect of the Shares. However, the Russian tax rules applicable to GDR holders are characterised by

significant uncertainties and, until recently, by an absence of interpretive guidance. In 2005 and 2006, the Russian Ministry of Finance expressed an opinion that GDR holders should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the GDR holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat GDR holders in this regard. Thus, in the absence of any official interpretative guidance on the concept of beneficial ownership for Russian tax purposes, CZP will likely withhold tax at higher rates when paying dividends on the Shares underlying the GDRs and U.S. and U.K. holders of GDRs may be unable to benefit from the relevant income tax treaties. See "Taxation—Certain Russian Federal Tax Considerations" for further details.

Capital gains from the sale of Shares or GDRs may be subject to Russian or Kazakh income tax.

Under Russian tax legislation, gains arising from the sale, exchange or other disposition by legal entities or organisations of Russian shares and securities, such as the Shares, as well as financial instruments derived from such shares, such as the GDRs, may be subject to Russian profits tax or withholding tax. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered presence in Russia. In addition, gains arising from the sale, exchange or other disposition of the foregoing types of securities listed on foreign stock exchanges on such stock exchanges by non-resident holders that are legal entities are not subject to taxation in Russia. Therefore, so long as the GDRs remain listed on the London Stock Exchange, gains arising from the sale, exchange or other disposition on the London Stock Exchange of GDRs by non-resident legal entities or organisations should not be subject to taxation in Russia.

Gains arising from the sale, exchange or other disposition of the Shares or GDRs when the proceeds are received from a source outside of Russia by holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from the sale, exchange or other disposition of the Shares or GDRs inside Russia by holders who are individuals not resident in Russia for tax purposes may be subject to tax in Russia. See "Taxation—Certain Russian Federal Tax Considerations". In addition, non-Kazakhstan residents could be subject to Kazakh taxation on capital gains on disposal of their Shares or GDRs in the event that in excess of 50% of the value of such Shares or GDRs comprised property located in Kazakhstan. See "Taxation—Certain Kazakhstan Tax Considerations".

Future sales of CZP's Shares or GDRs may affect the market price of the Shares or GDRs.

Following the offering, new issuances and sales, or the possibility of new issuances and sales, of a substantial number of CZP's Shares, or Shares in the form of GDRs, onto the public markets, could have an adverse effect on the trading prices of the Shares or GDRs and/or could affect CZP's ability to obtain further capital through an offering of equity securities. New issuances of Shares, or further sales of Shares by the Selling Shareholder, will no longer be restricted following the expiry, 180 days after the Closing Date, of the lock-up period (see "The Offering—Lock-Up"). In addition, the Selling Shareholder has pledged the shares of CZP that it will continue to hold following the offering (representing 50% (plus two Shares)) to three banks as security for indebtedness that CZP incurred in March 2006 to fund the acquisition of Nova Trading. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Borrowings". In the event that those banks were to enforce their rights under those pledges, there might be an enforced sale of a large volume of CZP's shares, which would have a material adverse affect on the market price of the Shares and GDRs. Subsequent equity offerings may also reduce the percentage ownership of CZP's existing shareholders. Moreover, any newly issued preferred shares may have rights, preferences or privileges senior to those of the Shares. See "Description of Share Capital and Certain Requirements of Russian Legislation".

There are limits to the number of Shares that can be deposited in the GDR programme.

On 26 October 2006, the FSFM granted a permission for circulation of CZP's Shares outside Russia in the form of GDRs representing no more than 25% of the share capital of CZP. Upon completion of the offering and assuming exercise of the over-allotment option in full, CZP's GDR programme would have minimal additional capacity. Accordingly, it will only be possible to deposit a very limited number of further Shares into CZP's GDR programme in order to receive GDRs. Under Russian law, a company and/or selling shareholder offering shares for placement outside Russia must offer to place those shares on a Russian stock exchange or via a

Russian broker, and may place no more than 70% of the offering of such shares in the form of GDRs. Accordingly, the size of the issue of GDRs described herein is effectively limited to 70% of the total size of the offering. Following the offering, CZP's GDR programme is subject to restrictions as a result of Russian securities regulations which limit the number of a Russian company's aggregate shares that may be circulated abroad through sponsored depositary receipt programmes. CZP currently has approval to circulate an aggregate of 25% of its Shares (as adjusted as a result of the Pre-emptive Offer) abroad in the form of depositary receipts. In the event that CZP were able to obtain approval for the circulation of an increased number of shares up to the current regulatory limit of 35% or these regulations were amended and CZP were able to obtain the approval for the circulation abroad of more than 35% of its Shares, CZP would be required to produce a further prospectus in order to increase the percentage of CZP's issued share capital listed on the U.K. Listing Authority's Official List and admitted to trading on the Regulated Market of the London Stock Exchange to the extent that the U.K. Listing Authority does not approve the application that CZP has sought for block listing in the form of GDRs of CZP's entire issued share capital. In such circumstances, there could be no assurance that CZP would be in a position to produce such a prospectus. Accordingly, there are significant practical and legal limitations which effectively cap the size of CZP GDR programme at 25% of its issued share capital. See "Description of Share Capital and Certain Requirements of Russian Legislation".

Recourse against CZP and its directors and senior management may be limited because CZP generally conducts its operations outside the United States and the United Kingdom and all of CZP's current directors and senior management reside outside the United States and the United Kingdom.

CZP is incorporated under the laws of the Russian Federation. Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognised by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil or commercial cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and the Russian Federation or the United Kingdom and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation. However, CZP is aware of one instance in which Russian courts have recognised and enforced an English court judgment. The basis for this was a combination of the principle of reciprocity and the existence of a number of bilateral and multilateral treaties to which both the United Kingdom and the Russian Federation are parties. The courts decided that such treaties constituted grounds for the recognition and enforcement of the relevant English court judgment in Russia. In the absence of an established court practice, however, it is difficult to predict whether a Russian court will be inclined in any particular instance to recognise and enforce an English court judgment on these grounds. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares or the GDRs. The Deed Poll in respect of the GDRs provides for actions brought against CZP by any holder of GDRs to be settled by arbitration in London, England, in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in Russia due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favour of foreign investors, the corruption of Russian courts and Russian courts' inability to enforce such orders.

In addition, all of CZP's current directors and members of its senior management reside outside the United States and the United Kingdom, principally in the Russian Federation. All or a substantial portion of CZP's assets and the assets of its current directors and senior management are located outside the United States and the United Kingdom, principally in the Russian Federation and Kazakhstan. As a result, it may not be possible to effect service of process within the United States or the United Kingdom upon CZP or its directors and members of senior management, or to enforce U.S. or U.K. court judgments obtained against CZP or its directors and members of senior management in jurisdictions outside the United States and the United Kingdom, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for holders of Shares or GDRs to enforce, in original actions brought in courts in jurisdictions outside the United States and the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

Use of Proceeds

CZP expects its proceeds from the Pre-emptive Offer to be up to $54.5 million, based on an assumed sale by CZP of 325,173 Shares in the Pre-emptive Offer at the offering price of $167.50 per Share. CZP currently expects to use the proceeds of the Pre-emptive Offer for general corporate purposes and further implementation of its business strategy. CZP will not receive any proceeds from the offering of Shares and GDRs by the Selling Shareholder.

Dividend Policy

In accordance with its strategy, CZP expects to reinvest substantially all of its cash flow into its existing business and new investment opportunities for the foreseeable future and therefore does not expect to pay dividends in the foreseeable future. In addition, CZP is subject to restrictions on the declaration of dividends under the terms of the loan facilities that it entered into in March 2006 in order to finance the acquisition of Nova Trading in 2006. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Borrowings".

Under Russian law, dividends may be declared only out of net profits calculated in accordance with Russian accounting standards, which may differ significantly from profits calculated in accordance with IFRS, and then only if the following conditions are met by CZP:

- CZP's share capital has been paid in full;
- the value of CZP's net assets, calculated in accordance with Russian accounting standards, is not less, and would not, as a result of the proposed dividend payment, become less, than the sum of CZP's share capital, CZP's reserve fund and the difference between the liquidation value and the par value of CZP's issued and outstanding preferred shares;
- CZP has repurchased all shares from shareholders having the right to demand repurchase; and
- CZP is not, and would not become as the result of the proposed dividend payment, insolvent.

Dividends, if declared, are payable to CZP's shareholders within 60 days of the declaration unless a different time period is set forth by CZP's shareholders. For further description, see "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital—Dividends".

CZP did not declare a dividend in the years ended 31 December 2003, 2004 and 2005 or in the six months ended 30 June 2006.

CZP anticipates that any dividends that it may pay in the future in respect of Shares held by the Depositary or its nominee on behalf of GDR holders will be declared and paid to the Depositary in roubles and will be converted into U.S. dollars by the Depositary and distributed to holders of the GDRs, net of the Depositary's fees and expenses. Accordingly, the value of dividends received by holders of the GDRs will be subject to fluctuations in the exchange rate between the rouble and the U.S. dollar.

Capitalisation

The following table sets forth CZP's consolidated capitalisation as of 30 June 2006, on a historical basis and as adjusted to give effect to the offering and the Pre-emptive Offer. Historical financial information as of 30 June 2006 has been derived from the unaudited interim financial statements for the six months ended 30 June 2006 included elsewhere in this prospectus. The following table should be read in conjunction with "Selected Historical Consolidated Financial Data", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and CZP's financial statements included elsewhere in this prospectus and the accompanying notes thereto.

	As of 30 June 2006		As of 30 June 2006	
	Historical		As Adjusted for the issue of Shares in the Pre-emptive Offer(1)	
	RR	$	RR	$
	(Amounts in millions)			
Long-term borrowings net of current portion	**3,261.6**	**120.4**	**3,261.6**	**120.4**
Equity				
Share capital (historical issued and outstanding 5,094,368 shares and 5,419,541 shares as adjusted assuming sale of 325,173 shares in the pre-emptive offer, each with a nominal value of 1 rouble)(2)	74.1	2.7	74.4	2.7
Share premium	51.8	1.9	1,526.4	56.4
Legal reserve	0.4	0.1	0.4	0.1
Cumulative translation reserve	210.5	7.8	210.5	7.8
Retained earnings	5,548.5	204.9	5,548.5	204.9
Total equity	**5,885.3**	**217.4**	**7,360.2**	**271.9**
Total capitalisation	**9,146.9**	**337.8**	**10,621.8**	**392.3**

(1) Assuming all the Shares offered pursuant to the Pre-emptive Offer are issued and paid for at the offering price of $167.50 per Share.

(2) CZP's authorised, issued and fully paid share capital at 30 June 2006 consisted of 636,796 ordinary shares with a nominal value of RR 1 per share. CZP distributed 4,457,572 ordinary shares with a par value of RR 1 per share to the existing shareholders for no additional consideration and registered such issue with the FSFM in August 2006. In addition, CZP's shareholders approved the right to issue 50,000,000 additional ordinary shares with a par value of RR 1 per share and the Board of Directors of CZP approved issuance of an additional 325,173 ordinary shares with a par value of RR 1 per share.

The U.S. dollar amounts in this section were calculated based on the exchange rate of RR 27.08 per $1.00, the official exchange rate as reported by the Central Bank of Russia for 30 June 2006.

Dilution

CZP's consolidated net tangible book value at 30 June 2006 was approximately RR 4,947.6 million ($182.7 million), resulting in consolidated net tangible book value per share of RR 971.2 ($35.9), calculated using 5,094,368 shares, comprised of total shares outstanding at 30 June 2006 of 636,796 shares and 4,457,572 shares issued and distributed to the existing shareholders for no additional consideration and registered with the FSFM in August 2006 (see "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital"). Consolidated net tangible book value per share represents the amount of CZP's total tangible assets less total liabilities, divided by the number of shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of GDRs in the offering and the net tangible book value per share immediately after the completion of the offering. After giving effect to an assumed sale by CZP of 325,173 Shares in the Pre-emptive Offer at the offering price of $167.50 per Share , CZP's net tangible book value as of 30 June 2006, as adjusted, would be RR 6,422.5 million ($237.2 million), or RR 1,185.1 ($43.76) per share. This represents an immediate increase in net tangible book value of RR 213.9 ($7.90) per share to existing shareholders and an immediate dilution of RR 3,350.8 ($123.74) per share to new investors purchasing Shares or GDRs in the offering (based on a ratio of 10 GDRs per share).

	$
Offer price per GDR	16.75
Offer price per share	167.50
Net tangible book value per share immediately before the offering	35.86
Increase in net tangible book value per share attributable to investors in the offering	7.90
Pro forma net tangible book value per share immediately after the offering	43.76
Dilution per share to investors in the offering	123.74

Selected Historical Consolidated Financial Data

Historical Consolidated Financial Information of CZP

The table below shows CZP's historical consolidated financial information as of and for the years ended 31 December 2003, 2004 and 2005, as of 30 June 2006 and for the six months ended 30 June 2005 and 2006. Financial information for the years ended 31 December 2003, 2004 and 2005 has been derived from the audited financial statements of CZP included elsewhere in this prospectus. Financial information for the six months ended 30 June 2005 and 2006 has been derived from the unaudited interim financial statements of CZP included elsewhere in this prospectus. These annual and interim financial statements of CZP have been prepared in accordance with IFRS. The selected financial data as of 30 June 2006 and for the six months then ended reflects the consolidation of Nova Trading and its Kazakh subsidiary, Nova Zinc, from 1 April 2006. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of CZP and the financial statements of Nova Zinc, including the notes to those financial statements, included elsewhere in this prospectus.

Solely for the convenience of the reader, certain information derived from the consolidated financial statements included in this prospectus has been converted into U.S. dollars at the rate of RR 27.08 per $1.00, the official exchange rate as published by the CBR on 30 June 2006. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if CZP reported in U.S. dollars.

	Year ended 31 December				Six months ended 30 June		
	2003	2004	2005		2005	2006	2006
	RR	RR	RR	$	RR	RR	$
	(Amounts in millions, except per share information)						
Consolidated statement of income data							
Revenue	4,101.5	3,972.5	4,791.2	176.9	1,867.6	6,072.9	224.3
Cost of sales	(3,409.5)	(3,365.5)	(4,044.1)	(149.3)	(1,676.5)	(3,912.9)	(144.5)
Gross profit	**692.0**	**607.0**	**747.1**	**27.6**	**191.1**	**2,160.0**	**79.8**
Distribution costs	(150.6)	(158.7)	(113.4)	(4.2)	(44.4)	(83.4)	(3.1)
General and administrative expenses	(245.8)	(479.4)	(383.0)	(14.1)	(172.5)	(284.4)	(10.5)
Operating profit/(loss)	**295.6**	**(31.1)**	**250.7**	**9.3**	**(25.8)**	**1,792.2**	**66.2**
Finance income and costs, net	(50.2)	(32.9)	(1.0)	(0.1)	(3.6)	(71.0)	(2.6)
Net foreign exchange (loss)/gain	38.3	24.6	(8.0)	(0.3)	(9.0)	45.6	1.7
Profit/(loss) before income tax	**283.7**	**(39.4)**	**241.7**	**8.9**	**(38.4)**	**1,766.8**	**65.3**
Income tax expense	(79.0)	(22.3)	(94.5)	(3.5)	(0.1)	(453.8)	(16.8)
Profit/(loss) for the period	**204.7**	**(61.7)**	**147.2**	**5.4**	**(38.5)**	**1,313.0**	**48.5**
Earnings per share, basic and diluted (in RR)(1)	40	(12)	29	1	(8)	258	10

(1) Basic earnings per share were calculated by dividing the profit attributable to equity holders of the Company for the relevant period by the weighted average number of ordinary shares in issue during 2003, 2004 and 2005 and the six months ended 30 June 2006 (636,796 shares) and shares issued and distributed to the existing shareholders for no additional consideration after 30 June 2006 (4,457,572 shares) which comprised 5,094,368 shares in total. Please refer to Notes 13, 22 and 27 to the interim consolidated financial statements included elsewhere in this prospectus.

	Year ended 31 December				Six months ended 30 June		
	2003	2004	2005		2005	2006	
	RR	RR	RR	$	RR	RR	$
	(Amounts in millions)						
Consolidated cash flow data							
Net cash from operating activities	309.1	560.6	65.1	2.4	244.5	757.4	28.0
Net cash from/(used in) investing activities	(345.7)	(305.9)	63.7	2.3	10.0	(4,007.0)	(148.0)
Net cash from/(used in) financing activities	26.8	(154.7)	(188.3)	(7.0)	(92.8)	3,435.7	126.9

	As of 31 December				As of 30 June	
	2003	2004		2005	2006	
	RR	RR	RR	$	RR	$
	(Amounts in millions)					
Consolidated balance sheet data						
Cash and cash equivalents	92.2	188.2	131.7	4.9	312.9	11.6
Total assets	5,380.2	5,030.0	5,673.7	209.5	11,961.4	441.7
Total borrowings (long-term and short-term)	641.6	447.4	269.8	10.0	3,687.2	136.2
Total liabilities	1,107.5	819.0	1,315.5	48.6	6,076.1	224.4
Total equity	4,272.7	4,211.0	4,358.2	160.9	5,885.3	217.3

	Year ended 31 December				Six months ended 30 June		
	2003	2004	2005		2005	2006	
	RR	RR	RR	$	RR	RR	$
	(Amounts in millions, except margins)						
Non-IFRS Measures							
EBITDA[1]	706.6	414.0	658.4	24.3	173.0	2,169.3	80.1
EBITDA margin (%)[2]	17.2	10.4	13.7	13.7	9.3	35.7	35.7
Gross profit margin (%)[3]	16.9	15.3	15.6	15.6	10.2	35.6	35.6
Operating profit margin (%)[3]	7.2	(0.8)	5.2	5.2	(1.4)	29.5	29.5
Net profit margin (%)[3]	5.0	(1.6)	3.1	3.1	(2.1)	21.6	21.6

(1) EBITDA, for any relevant period, represents profit for the period before depreciation and amortisation, finance income and costs and income tax expense. EBITDA is presented because CZP considers it an important supplemental measure of CZP's operating performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in CZP's industry. EBITDA has limitations as an analytical tool, and it should not be considered in isolation, or as a substitute for analysis of CZP's operating results as reported under IFRS. Some of these limitations are as follows:

- EBITDA does not reflect the impact of financing costs, which are significant and could further increase if CZP incurs more debt, on CZP's operating performance.
- EBITDA does not reflect the impact of income taxes on CZP's operating performance.
- EBITDA does not reflect the impact of depreciation and amortisation on CZP's operating performance. The assets of CZP's business which are being depreciated and/or amortised will have to be replaced in the future and such depreciation and amortisation expense may approximate the cost to replace these assets in the future. By excluding this expense from EBITDA, EBITDA does not reflect CZP's future cash requirements for these replacements.
- Other companies in CZP's industry may calculate EBITDA differently or may use it for different purposes than CZP does, limiting its usefulness as a comparative measure.

CZP compensates for these limitations by relying primarily on its IFRS operating results and using EBITDA only supplementally. See CZP's consolidated statements of income and consolidated statements of cash flows included elsewhere in this prospectus.

EBITDA is a measure of CZP's operating performance that is not required by, or presented in accordance with, IFRS. EBITDA is not a measurement of CZP's operating performance under IFRS and should not be considered as an alternative to profit for the year, operating profit or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of CZP's liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to CZP to invest in the growth of its business.

Reconciliation of EBITDA to net income is as follows for the periods indicated:

	Year ended 31 December				Six months ended 30 June		
	2003	2004	2005		2005	2006	
	RR	RR	RR	$	RR	RR	$
	(Amounts in millions)						
Profit/(loss) for the period	204.7	(61.7)	147.2	5.4	(38.5)	1,313.0	48.5
Add:							
Depreciation and amortisation	372.7	420.5	415.7	15.3	207.8	331.5	12.2
Finance income and costs, net	50.2	32.9	1.0	0.1	3.6	71.0	2.6
Income tax expense	79.0	22.3	94.5	3.5	0.1	453.8	16.8
EBITDA	706.6	414.0	658.4	24.3	173.0	2,169.3	80.1

(2) EBITDA margin is calculated as EBITDA divided by revenue.

(3) Margins are calculated as a percentage of revenue.

Historical Financial Information of Nova Zinc

The table below shows the historical financial information of Nova Zinc as of and for the years ended 31 December 2004 and 2005, as of 30 June 2006 and for the six months ended 30 June 2005 and 2006. Financial information for the years ended 31 December 2004 and 2005 was derived from the audited financial statements of Nova Zinc included elsewhere in this prospectus. Financial information for six months ended 30 June 2005 and 2006 was derived from the unaudited interim financial statements of Nova Zinc included elsewhere in this prospectus. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of Nova Zinc, including the notes to those financial statements, included elsewhere in this prospectus. Solely for the convenience of the reader, certain information derived from the financial statements of Nova Zinc included in this prospectus has been converted into U.S. dollars at the rate of KT 118.69 per $1.00, the official exchange rate as published by the National Bank of the Republic of Kazakhstan on 30 June 2006. The tenge is generally not freely convertible outside of Kazakhstan, and the amounts translated in U.S. dollars should not be construed as representations that the tenge amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if Nova Zinc reported in U.S. dollars.

	Year ended 31 December			Six months ended 30 June		
	2004	2005		2005	2006	
	KT	KT	$	KT	KT	$
	(Amounts in millions)					
Statement of income data						
Revenue	2,621.4	2,708.0	22.8	1,188.7	3,387.7	28.5
Cost of sales	(2,299.8)	(2,168.6)	(18.3)	(1,017.1)	(1,097.3)	(9.2)
Gross profit	**321.6**	**539.4**	**4.5**	**171.6**	**2,290.4**	**19.3**
Other operating income, net	73.5	64.7	0.6	34.2	68.6	0.6
Distribution costs	(149.9)	(128.2)	(1.1)	(58.2)	(85.7)	(0.7)
General and administrative expenses	(371.7)	(776.6)	(6.5)	(306.0)	(339.1)	(2.9)
Other operating expenses	(130.4)	(116.7)	(1.0)	(76.3)	(279.0)	(2.4)
Operating profit/(loss)	**(256.9)**	**(417.4)**	**(3.5)**	**(234.7)**	**1,655.2**	**13.9**
Finance income	—	1.7	—	—	27.3	0.2
Finance costs	(27.1)	(37.5)	(0.3)	(21.4)	(12.8)	(0.1)
Profit/(loss) before income tax	**(284.0)**	**(453.2)**	**(3.8)**	**(256.1)**	**1,669.7**	**14.0**
Income tax (expense)/benefit	101.2	66.3	0.6	86.8	(543.4)	(4.6)
Profit/(loss) for the period	**(182.8)**	**(386.9)**	**(3.2)**	**(169.3)**	**1,126.3**	**9.4**

	Year ended 31 December			Six months ended 30 June		
	2004	2005		2005	2006	
	KT	KT	$	KT	KT	$
	(Amounts in millions)					
Cash flow data						
Net cash from operating activities	909.0	807.7	6.8	259.5	1,886.5	15.9
Net cash from/(used in) investing activities	(684.6)	(557.6)	(4.7)	(248.8)	126.6	1.1
Net cash (used in)/financing activities	(225.0)	(489.9)	(4.1)	(159.4)	(1,075.9)	(9.1)

	As of 31 December			As of 30 June 2006	
	2004	2005			
	KT	KT	$	KT	$
	(Amounts in millions)				
Balance sheet data					
Cash and cash equivalents	421.1	181.3	1.5	1,118.6	9.4
Total assets	5,383.0	4,158.6	35.0	4,582.9	38.6
Total liabilities	1,610.2	1,132.5	9.5	1,506.4	12.7
Total equity	3,772.8	3,026.1	25.5	3,076.5	25.9

Unaudited Condensed Pro Forma Financial Information

Pro Forma Information for the Year Ended 31 December 2005 and the Six Months Ended 30 June 2006

The following table sets forth summary unaudited condensed pro forma financial information for the year ended 31 December 2005 and the six months ended 30 June 2006 which is presented to give effect to the acquisition of Nova Trading & Commerce AG and its Kazakh subsidiary, Nova Zinc (the "Nova Zinc Acquisition"), as if it had occurred on 1 January 2005.

CZP prepared the pro forma income statement information for the year ended 31 December 2005 and the six months ended 30 June 2006 assuming that the Nova Zinc Acquisition was consummated on 1 January 2005.

All unaudited condensed pro forma financial information is based on estimates and assumptions deemed appropriate by CZP. If the acquisitions had occurred on 1 January 2005, CZP's operating results might have been different from those presented in the following table. The unaudited condensed pro forma financial information has been presented for illustrative purposes only and does not purport to:

- Represent what CZP's results of operations or financial condition would have actually been had the Nova Zinc Acquisition in fact occurred as of 1 January 2005; or
- Predict the results of CZP's operations for any future period or its financial condition for any future date.

The unaudited condensed pro forma consolidated financial information should be read in conjunction with "Selected Historical Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of CZP and the financial statements of Nova Zinc, including the notes to those financial statements, included elsewhere in this prospectus.

Pro forma condensed financial information for the six months ended 30 June 2006

	Chelyabinsk Zinc Plant consolidated (A)	Nova Zinc and Nova Trading & Commerce AG (B)	Pro forma adjustments (C)	Notes	Pro forma
	(Amounts in millions of roubles, except per share information)				
Revenue	6,073	292	—		6,365
Total cost of sales and operating expenses	(4,281)	(200)	(100)	(D)	(4,581)
Operating profit/(loss)	**1,792**	**92**	**(100)**		**1,784**
Finance income and costs, net	(71)	—	(79)	(E)	(150)
Net foreign exchange gain/(loss)	46	3	—		49
Income tax (expense)/benefit	(454)	(37)	49	(F)	(442)
Profit/(loss) for the period	**1,313**	**58**	**(130)**		**1,241**
Earnings per share, basic and diluted (expressed in RR per share)	258				244
Shares used in calculating basic and diluted earnings per share	5,094,368				5,094,368

Pro forma condensed financial information for the year ended 31 December 2005

	Chelyabinsk Zinc Plant consolidated (A)	Nova Zinc and Nova Trading & Commerce AG (B)	Pro forma adjustments (C)	Notes	Pro forma
	(Amounts in millions of roubles, except per share information)				
Revenue	4,791	737	—		5,528
Total cost of sales and operating expenses	(4,540)	(732)	(465)	(D)	(5,737)
Operating profit/(loss)	**251**	**5**	**(465)**		**(209)**
Finance income and costs, net	(1)	2	(261)	(E)	(260)
Net foreign exchange gain/(loss)	(8)	1	—		(7)
Income tax (expense)/benefit	(95)	6	202	(F)	113
Profit/(loss) for the period	**147**	**14**	**(524)**		**(363)**
Earnings per share, basic and diluted (expressed in RR per share)	29				(71)
Shares used in calculating basic and diluted earnings per share	5,094,368				5,094,368

(A) Chelyabinsk Zinc Plant Historical Financial Data

CZP's historical financial data is derived from CZP's audited consolidated financial statements for the year ended 31 December 2005 and unaudited interim consolidated financial statements for the six months ended 30 June 2006, presented elsewhere in this prospectus.

(B) Nova Zinc and Nova Trading & Commerce AG

In April-August 2006, CZP acquired 100% of Nova Trading and Commerce AG.

Unaudited amounts for Nova Zinc have been translated into roubles from Kazakh Tenge at the rate KT 4.65 for RR 1.00 for the six months ended 30 June 2006 and KT 4.70 for RR 1.00 for the year ended 31 December 2005. Amounts for Nova Trading & Commerce AG have been translated into roubles from US dollars using exchange rate of RR 28.48 for $1.00 for the six months ended 30 June 2006 and RR 28.29 for $1.00 for the year ended 31 December 2005.

(C) Pro Forma Adjustments

The unaudited pro forma adjustments reflect the effect of acquisition of Nova Zinc Acquisition. The acquisition was accounted for in accordance with IFRS 3, Business Combinations. The acquisition adjustments reflect the allocation of estimated fair values to the acquired entity as of the acquisition date. Consideration provided for the acquisition was financed by loans from the Bayerische Hypo- und Vereinsbank AG and International Bank of Moscow and Banque Commerciale pour l'Europe du Nord-Eurobank. CZP's management believes that the assumptions underlying the unaudited pro forma financial information are reasonable.

(D) Purchase Accounting Adjustments

Operating expenses were increased by RR 100 million for the six months ended 30 June 2006 and by RR 465 million for the year ended 31 December 2005 to reflect higher depreciation expense as a result of estimated fair value adjustments recorded to property, plant and equipment and mineral property.

(E) Finance Costs (Interest Expense)

Finance costs were increased by RR 79 million for the six months ended 30 June 2006 and by RR 261 million for the year ended 31 December 2005 to reflect interest expense (assuming the transaction was consummated on 1 January 2005) as a result of obtaining two loans from the Bayerische Hypo- und Vereinsbank AG and International Bank of Moscow and Banque Commerciale pour l'Europe du Nord-Eurobank for a total of RR 3,694 million to finance the acquisition.

(F) Income Taxes

The additional adjustment of RR 49 million to income taxes for the six months ended 30 June 2006 and of RR 202 million for the year ended 31 December 2005 reflects the tax effect of the purchase accounting adjustments recorded above, as applicable, recorded at the enacted Kazakh tax rate of 30%, and tax effect of additional interest expense recorded above, as applicable, recorded at the enacted Russian tax rate of 24%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of CZP's financial condition and results of operations as of and for the years ended 31 December 2003, 2004 and 2005, as of 30 June 2006 and for the six months ended 30 June 2005 and 2006, and of the material factors that CZP's management believes are likely to affect CZP's financial condition and results of operations. Financial information for the years ended 31 December 2003, 2004 and 2005 was derived from the audited consolidated financial statements of CZP included elsewhere in this prospectus. Financial information for six months ended 30 June 2005 and 2006 was derived from the unaudited interim consolidated financial statements of CZP included elsewhere in this prospectus. CZP's financial statements as of 30 June 2006 and for the six months then ended reflect the consolidation of Nova Trading and its Kazakh subsidiary, Nova Zinc, from 1 April 2006. See "—Liquidity and Capital Resources—Capital requirements—Recent acquisitions". This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with CZP's consolidated financial statements, including the notes to those financial statements, which are included elsewhere in this prospectus, as well as the information presented under "Selected Historical Consolidated Financial Data". Solely for the convenience of the reader, certain information derived from the consolidated financial statements included in this prospectus has been converted into U.S. dollars at the rate of RR 27.08 per $1.00, the official exchange rate as published by the CBR on 30 June 2006. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if CZP reported in U.S. dollars. The following discussion contains forward-looking statements that involve risks and uncertainties. CZP's actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in "Forward-Looking Statements" and "Risk Factors".

Overview

CZP is the largest producer of zinc and zinc alloys in Russia in terms of production volume and sales revenues, according to Brook Hunt, and CZP believes that its production facilities are among the most technologically advanced in the global zinc industry. CZP estimates that it currently accounts for in excess of 95% of the total output of SHG zinc in Russia, producing 116,400 tonnes of SHG zinc in 2005 (56% of total Russian zinc production) and 70,140 tonnes of SHG zinc in the first six months of 2006 (59% of total Russian zinc production). CZP has registered its CZP SHG zinc with the LME, and CZP uses it to offer its customers a range of value-added SHG zinc alloys. SHG zinc provides specific properties for several applications of zinc-based products that cannot generally be obtained from zinc grades with a lower purity content, and is typically priced at a higher premium as compared those other grades. In 2005, CZP generated 78% of its revenues from sales to customers in Russia (57% in the first six months of 2006, following the consolidation of the revenues of its Kazakh subsidiary from 1 April 2006), and CZP has developed long-standing relationships with its core Russian customers, including several major steel producers. In 2005, CZP sold 27% of its SHG zinc output (41% in the first six months of 2006) to export markets through the Swiss trader, Euromin.

As part of its strategy of vertical integration, CZP acquired a controlling interest in Nova Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, in April 2006, and, in August 2006, CZP increased that stake to 100%. CZP estimates that, from January 2007, this mine will supply not less than 25% of CZP's annual requirements for zinc concentrate, which comprises the principal raw material used in its zinc production process. Prior to that acquisition, CZP's business solely comprised the production of refined zinc and related by-products, and, in 2005, CZP derived 87% of its total revenues from the sale of SHG zinc products, with the remainder attributable to those by-products.

In 2005, CZP had revenue of RR 4,791.2 million ($176.9 million), EBITDA of RR 658.4 million ($24.3 million) and EBITDA margin of 13.7% and, in the six months ended June 30, 2006, CZP had revenue of RR 6,072.9 million ($224.3 million), EBITDA of RR 2,169.3 million ($80.1 million) and EBITDA margin of 35.7%.

External Factors Affecting CZP's Results of Operations

CZP's results of operations are affected by a number of external factors, including the demand and price for zinc in the global markets, the availability and price of zinc concentrate, Russian macroeconomic trends, currency exchange fluctuations and the imposition of protective trade measures in Russia and CZP's main export markets.

Demand and price for zinc in the global markets

The prices of CZP's zinc products are calculated by reference to the LME zinc price. In the past, the LME zinc price has experienced significant volatility, primarily as a result of the variable dynamics of supply and demand in the global zinc market. The main end-consumers of zinc products are industries, including the construction and automotive sectors, which are typically cyclical in nature and sensitive to changes in general economic conditions. As a result, the demand and price for zinc products generally correlates to macroeconomic fluctuations in the economies in which zinc producers sell products, as well as to the global economy. For example, demand for zinc has recently been driven to a significant extent by the increased consumption of galvanized steel and other zinc products in Asia, particularly in the rapidly-developing Chinese economy. This growth in demand has exceeded the rate of increase of zinc supply, which has been restricted by the lack of available concentrate and declining inventory levels, as well as an absence of significant new mining projects. As a result, zinc prices have increased substantially. In the first six months of 2006, the average LME price for a tonne of SHG zinc was $2,763, compared to an average of $1,382, $1,047 and $828 in 2005, 2004 and 2003, respectively. During a period of extreme price volatility in May 2006, prices reached a high of $3,990 per tonne on the LME on 11 May 2006, prior to experiencing a decline of approximately 11.5% on 15 May 2006. The average price in the third quarter of 2006 was in excess of $3,363 per tonne, and CZP currently expects that prices will be relatively stable in the remainder of 2006. CZP believes that the movement of prices in the near term will depend on a number of factors, including, primarily, the sustainability of Chinese demand and extent of any increases in global supply. If supply does begin to increase in 2007, prices may decline in 2008.

CZP's revenues and operating profits also depend to a significant extent on the premium over the LME SHG zinc price that it is able to negotiate with its customers. The size of the premium is primarily determined by the availability and cost to CZP's customers of alternative sources of the required zinc products. CZP estimates that it currently accounts for in excess of 95% of the total output in Russia of SHG zinc, which offers specific properties for several applications of refined zinc-based products that cannot be obtained generally from zinc grades with a lower purity content. For example, as compared with equivalent alloys that are made with a less pure grade of zinc, SHG ZAMAK alloys generally offer a higher quality of casting, and SHG zinc aluminium alloys provide advantages when applied in a hot galvanizing process, including superior adhesion properties and reduced loss of zinc through melting. The importation of refined zinc products into Russia is typically subject to a tariff of 5% (see "—Protective trade restrictions"), and the related transportation costs may also be higher. CZP believes that it is largely as a result of these factors that it has been able to negotiate average estimated premiums of approximately 11% and 15% over the LME zinc price (calculated on a monthly basis by reference to zinc prices and the volume of sales for the relevant month) for domestic sales of its refined zinc products in 2005 and the first six months of 2006, respectively.

The premiums that CZP has negotiated for export sales have been significantly lower, averaging approximately 1% in 2005 (2.5% in the first six months of 2006), reflecting, as compared with domestic sales, the higher costs of transportation for CZP's export customers and the impact of tariffs. In the first six months of 2006, CZP's export sales comprised 41% of its total volume of zinc sales, as compared with 27% in 2005. This increase in export sales primarily reflects, in CZP's view, the impact on its main Russian customers of the substantial increases in zinc prices in that period, as well as CZP's increase in production levels as compared with 2005. Although the share of CZP's volume of export sales as a proportion of total sales has declined in the third quarter of 2006, to the extent that CZP depends to an increasing extent on sales to export customers, it would be competing more with international zinc producers, and its profit margins per unit of zinc production may be affected by the sale of an increased proportion of total output at lower premiums. CZP's liquidity may also be impacted by a relative increase in export sales of zinc since export sales, unlike domestic sales, do not provide an immediate VAT reimbursement. CZP is required to apply to the Russian tax authorities for VAT reimbursements in respect of export sales, although, in the periods under discussion, CZP has not generally incurred significant delay in obtaining such reimbursements. See also "—Russian macroeconomic trends". See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP's results of operations and financial condition are largely dependent on the demand for zinc and zinc-based products in the Russian Federation".

Availability and prices of zinc concentrate

CZP requires substantial amounts of zinc concentrate, which is the principal raw material used in CZP's zinc production process. CZP currently purchases all its zinc concentrate requirements from third party suppliers, and, in 2004 and 2005, CZP was required to reduce significantly its zinc production levels as a result of a reduction in the quantities of zinc concentrate that were made available to CZP by its local suppliers in the Urals region. In April 2006, CZP acquired a 51% interest in Nova Trading, the owner of the operator of the Akzhal zinc mine in Kazakhstan, and, in August 2006, CZP increased its stake to 100%. CZP estimates that, from January 2007, the Akzhal Mine will supply approximately 38,000 tonnes of zinc in concentrate each year,

representing not less than 25% of CZP's annual zinc concentrate requirements. In addition, CZP has developed long-term relationships with the suppliers from whom it currently purchases substantially all of its remaining zinc concentrate requirements, including the Russian suppliers, UGMK (the owner of Uchalinksi GOK and Gaiski GOK) and Dalpolimetal, which are expected to supply approximately 50,000 tonnes and 20,000 tonnes, respectively, of zinc in concentrate in 2007. CZP currently purchases all supplies of imported zinc concentrate through Euromin. CZP's transportation costs per tonne of zinc in concentrate have increased slightly in 2005 and the first six months of 2006, as compared with prior periods, as a result of CZP's increased reliance on suppliers located in more distant parts of Russia and in export markets.

The price of zinc concentrate is calculated based on both the LME zinc price and a treatment charge, which is typically agreed on annual basis between zinc mining operators and zinc smelting businesses. The treatment charge is subject to fluctuations based on the supply and demand dynamics of the global zinc concentrate market, and a global deficit of zinc concentrate results in a higher price of zinc concentrate and a decline in treatment charges (see "Zinc Industry—Global Zinc Industry Overview—Pricing"). The average price of zinc concentrate was higher in the third quarter of 2006 as compared to the first six months of 2006. As a result of a shortage in zinc concentrate production capacity relative to the demand for zinc, average benchmark treatment charges have declined by approximately 63% from 2003 to 2006, and, as a result, CZP incurred increased costs in purchasing zinc concentrate. See "Risks Factors—Risks Relating to CZP's Business and Industry—CZP is dependent on suppliers for zinc concentrate. A disruption in supply could have a material adverse effect on CZP's production levels and results of operations".

Russian macroeconomic trends

Most of CZP's operations are based in Russia, and CZP generated 78% and 57% of its total revenue from sales to customers in Russia in 2005 and in the six months ended 30 June 2006, respectively. Although the share of revenues derived from Russian customers relative to total revenues declined in the first six months of 2006, primarily as a result of the increase in the volume of export sales of zinc and the consolidation of the results of CZP's newly-acquired Kazakh subsidiary, Nova Zinc, from April 2006, Russian macroeconomic trends, including the overall growth in the economy and in the markets in which CZP operates, continue to have a significant influence on CZP's performance. See "—Demand and price for zinc in the global markets". In recent years, Russia has been able to overcome the consequences of the 1998 financial crisis, and the Russian economy has benefited from the high proportion of oil and oil products in its export revenues and high oil prices on the international markets. As a result, since 2002, GDP growth rates have remained relatively high compared to North America and Europe. The table below summarises certain key macroeconomic indicators relating to the Russian economy in 2003, 2004 and 2005 and the first six months of 2006.

	Year ended 31 December			Six months ended 30 June 2006
	2003	2004	2005	
GDP growth	7.3%	7.2%	6.4%	6.3%
Consumer price index	12.0%	11.7%	10.9%	6.2%
Unemployment rate	8.6%	8.2%	7.2%	7.5%

Source: Central Bank of Russia

The growth of Russia's economy in the periods under discussion has resulted in greater domestic consumption of galvanized steel and other products that utilise zinc. In 2005, domestic consumption of zinc products increased approximately 3% year-on-year, and increased by 10% period-to-period in the six months ended 30 June 2006. Galvanized steel is used in several of the developing sectors of the Russian economy, including the construction and automotive industries. The Russian steel producers, MMK, NLMK and Severstal, have begun to increase their galvanized steel production capacity. In 2005, CZP derived in aggregate approximately 75% of its total revenues from Russian customers (85% in the six months ended 30 June 2006) from sales to those three steel producers. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP derives the majority of its revenues from three Russian steel producers, and any material reduction in CZP's volume of sales to them, or any termination of its relationship with them, may adversely affect CZP's business, results of operations and financial condition".

Inflation in Russia was 12.0% in 2003, 11.7% in 2004, 10.9% in 2005 and 6.2% in the six months ended 30 June 2006. Russian inflation has generally not had a material impact on CZP's results of operations in recent years, although CZP tends to experience inflation-driven increases in some of its costs, such as salaries, that are linked to general price levels in Russia. The price of zinc concentrate, however, is mainly determined by global trends and is only indirectly affected by general inflationary trends. In addition, the costs of electricity are set according to tariff rates determined by the Russian government and do not necessarily correlate to a rise in inflation.

Currency exchange fluctuations

CZP's domestic and export sales of its refined zinc products are determined by reference to the LME SHG zinc price, which is quoted in U.S. dollars. As a result, CZP generates earnings which are denominated in, or correlated to, the U.S. dollar. Although the price of the zinc concentrate that CZP purchases is also determined by reference to the LME zinc price, many of CZP's fixed costs are incurred in roubles. As a result, CZP's results of operations and financial condition are affected by fluctuations in the exchange rate of the rouble and U.S. dollar. See "—Quantitative and Qualitative Disclosures about Market Risk—Foreign currency exchange rate risk" and "Risk Factors—Economic Risks—Appreciation in real terms of the rouble against the U.S. dollar, or inflation, may materially adversely affect CZP's results of operations". CZP's reporting currency is the rouble.

The table below shows the nominal exchange rate and real rouble appreciation against the U.S. dollar in terms of percentage in 2003, 2004 and 2005, and in the first six months of 2006.

	Year ended 31 December			Six months ended
	2003	2004	2005	30 June 2006
Nominal exchange rate (roubles per U.S. dollar)(1)	30.67	28.81	28.31	27.62
Real rouble appreciation against U.S. dollar(2)	2.8%	7.9%	10.3%	9.1%

Source: Central Bank of Russia

(1) The average of the exchange rates on each day of each full month during the relevant period. The average for the six months ended 30 June 2006 is based on CZP's calculation of the average of the rates quoted.

(2) Real rouble appreciation against the U.S. dollar is consumer price index adjusted for nominal exchange rate changes over the same period.

As a result of CZP's acquisition, in April 2006, of an indirect controlling stake in Nova Zinc, the operator of the Akzhal mine in Kazakhstan, CZP's consolidated results of operations are also influenced by fluctuations in the rate of exchange of the tenge against the U.S. dollar and/or the rouble. Nova Zinc incurs substantially all of its operating costs in tenge whereas the price for sales of its zinc concentrate are correlated with U.S. dollar-denominated LME zinc prices. As a result, a decline in the value of the U.S. dollar relative to the tenge would reduce CZP's operating margin.

Protective trade restrictions

CZP's results of operations are affected by the impact of protective trade restrictions. In 2003 to 2005, for example, CZP's revenues were affected by the imposition by the Russian Federation of tariffs on exports from Russia of refined zinc products and imports into Russia of zinc concentrate. CZP entered into tolling arrangements in that period, largely to mitigate the adverse effects of those tariffs on CZP's costs, and, in 2004, CZP derived 7.7% of its revenue from tolling. Those tariffs were revoked in 2004, and CZP has not produced and sold zinc under tolling arrangements since the end of the second quarter of 2005.

Russia currently imposes tariffs on the importation of various refined zinc products into Russia, other than from specified CIS countries. The tariffs generally amount to 5% of value for most of the products. CZP believes that it is partially as a result of these tariffs, as well as the higher transportation costs of imported zinc, that it has been able to agree with its customers to a higher premium over the LME prices for domestic sales of its zinc products. CZP estimates that its average premiums over the LME zinc price (calculated on a monthly basis by reference to zinc prices and the volume of sales for the relevant month) for domestic sales of its refined zinc products were approximately 11% and 15% in 2005 and the first six months of 2006, respectively.

CZP's exports are also subject to the imposition of tariffs in some of its export markets. The European Union, which, in 2005, comprised the largest export market for CZP's zinc products, currently imposes tariffs of 2.5% on refined zinc products imported from Russia. The tariffs increase the costs of CZP's products to its European customers, as compared to the zinc products of some of CZP's non-Russian competitors. CZP's export sales, as a proportion of total volume of sales, increased to 41% in the first six months of 2006, as compared with 27% in 2005. See "—Demand and price for zinc in the global markets". These tariffs, as well as Russian tariffs on imports of refined zinc, may be revoked in future, particularly if Russia accedes to the WTO. See "—Demand and price for zinc in the global markets" and "Risks Factors—Risks Relating to CZP's Business and Industry—CZP benefits from Russia's tariffs and duties on imported refined zinc, which may be eliminated in the future".

Seasonality

The prices of zinc and zinc concentrate are not subject to seasonal variations, and seasonal effects have a relatively limited impact on CZP's results of operations. CZP's costs of transporting, unloading and storing materials in the winter months are typically higher, and CZP maintains higher inventory levels of zinc concentrate in that period to allow for the time required for incoming supplies to thaw.

Consolidated Financial Results Overview

The following table sets forth a summary of CZP's consolidated financial results for the years ended 31 December 2003, 2004 and 2005 and for the six months ended 30 June 2005 and 2006. The results for the six months ended 30 June 2006 include the results of Nova Zinc, the operator of the Akzhal mine in Kazakhstan, from 1 April 2006.

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(Amounts in millions of roubles)				
Consolidated statement of income data					
Revenue	4,101.5	3,972.5	4,791.2	1,867.6	6,072.9
Cost of sales	(3,409.5)	(3,365.5)	(4,044.1)	(1,676.5)	(3,912.9)
Gross profit	**692.0**	**607.0**	**747.1**	**191.1**	**2,160.0**
Distribution costs	(150.6)	(158.7)	(113.4)	(44.4)	(83.4)
General and administrative expenses	(245.8)	(479.4)	(383.0)	(172.5)	(284.4)
Operating profit/(loss)	**295.6**	**(31.1)**	**250.7**	**(25.8)**	**1,792.2**
Finance income and costs, net	(50.2)	(32.9)	(1.0)	(3.6)	(71.0)
Net foreign exchange (loss)/gain	38.3	24.6	(8.0)	(9.0)	45.6
Profit/(loss) before income tax	**283.7**	**(39.4)**	**241.7**	**(38.4)**	**1,766.8**
Income tax expense	(79.0)	(22.3)	(94.5)	(0.1)	(453.8)
Profit/(loss) for the period	**204.7**	**(61.7)**	**147.2**	**(38.5)**	**1,313.0**

Revenue

Revenue increased by RR 4,205.3 million, or 225.2%, to RR 6,072.9 million in the six months ended 30 June 2006 from RR 1,867.6 million in the six months ended 30 June 2005. Revenue in the six months ended 30 June 2006 included revenues of RR 467.6 million, or 7.7% of total revenues for that period, generated by Nova Zinc from the date of its consolidation in CZP's results of operations on 1 April 2006. These revenues of Nova Zinc comprised RR 387.0 million and RR 80.6 million derived from sales of zinc concentrate and lead concentrate, respectively.

Revenue increased by RR 818.7 million, or 20.6%, to RR 4,791.2 million in 2005, from RR 3,972.5 million in 2004. Revenue in 2004 decreased by RR 129.0 million, or 3.1%, from RR 4,101.5 million in 2003.

The following table shows a breakdown of revenue for the periods indicated.

	Year ended 31 December			Six months ended 30 June		Change (%) between the years ended 31 December 2003 and 2004	Change (%) between the years ended 31 December 2004 and 2005	Change (%) between the six months ended 30 June 2005 and 2006
	2003	2004	2005	2005	2006			
	(Amounts in millions of roubles, except percentages)							
Zinc and zinc alloys	3,490.7	3,182.0	4,158.4	1,616.9	5,297.8	(8.8)	30.7	227.7
Zinc tolling	185.7	304.0	103.4	75.4	—	63.7	(66.0)	—
Zinc concentrate[(1)]	—	—	—	—	387.0	—	—	—
Lead concentrate[(1)]	—	—	—	—	80.6	—	—	—
Other[(2)]	425.1	486.5	529.4	175.3	307.5	14.4	8.8	75.4
Total	**4,101.5**	**3,972.5**	**4,791.2**	**1,867.6**	**6,072.9**	**(3.1)**	**20.6**	**225.2**

(1) Comprises revenues derived from Nova Zinc from the date of the consolidation of its results by CZP in April 2006.
(2) Principally comprises sales of by-products obtained in the zinc production process, including sulphuric acid, cadmium and indium.

Zinc and zinc alloys

Revenue derived from sales of zinc and zinc alloys increased by RR 3,680.9 million, or 227.7%, to RR 5,297.8 million in the six months ended 30 June 2006 from RR 1,616.9 million in the six months ended 30 June 2005. This increase was primarily attributable to overall higher average realised selling prices for CZP's zinc products as a result of increased average LME prices per tonne of zinc ($2,763 in the first six months of 2006, as compared to $1,295 in the first six months of 2005), which was partially offset by a decline in the volume of domestic sales, as a proportion of total volume of sales, to 59% in the first six months of 2006 from

79% in the first six months of 2005. CZP has been able to agree a higher pricing premium for domestic sales, as compared with export sales, in the periods under discussion. The increase in revenues was also attributable to an increase in total volume of sales due to higher production levels in the first six months of 2006. CZP was able to raise production levels in this period as a result of its increased access to supplies of its main raw material, zinc concentrate, as compared with the first six months of 2005. See "Business—Raw Materials—Zinc concentrate".

Revenue derived from sales of zinc and zinc alloys increased by RR 976.4 million, or 30.7%, to RR 4,158.4 million in 2005 from RR 3,182.0 million in 2004, primarily as a result of overall higher average realised selling prices for CZP's zinc products. This increase in average selling prices in 2005 was attributable both to higher average LME prices per tonne of SHG zinc ($1,382 in 2005, as compared with $1,047 in 2004) and the increase, as a proportion of total volume of sales, of domestic sales to 73.0% in 2005 from 61.7% in 2004. These price increases were partially offset by a decrease in the total volume of sales of CZP's zinc products, largely due to its decision to decrease production volumes as a result of a reduction in the availability of suitable supplies of zinc concentrate. This decrease in zinc concentrate supplies was partially offset by the increased volume of stored zinc cake that CZP was able to process as a result of the reduced capacity utilisation rates at which it operated in 2005.

Revenue derived from sales of zinc and zinc alloys decreased by RR 308.7 million, or 8.8%, to RR 3,182.0 million in 2004 from RR 3,490.7 million in 2003. The decrease was primarily attributable to a reduction in the volume of sales of CZP's zinc products, largely due to the reduction in the availability of suitable supplies of zinc concentrate. This decrease was partially offset by an increase in overall average realised selling prices for those zinc products. This increase in average selling prices in 2004 was attributable both to higher average LME prices per tonne of SHG zinc ($1,047 in 2004, as compared with $828 in 2003), which was partly offset by a decrease, as a proportion of total volume of sales, of domestic sales to 61.7% in 2004 from 71.1% in 2003.

Zinc tolling

CZP ceased its zinc tolling operations in the end of the second quarter of 2005, following the revocation by the Russian Federation in 2004 of import duties on zinc concentrate and export duties on refined zinc. In the first six months of 2005, CZP derived RR 75.4 million of revenue from zinc tolling.

Revenue derived from zinc tolling decreased by RR 200.6 million, or 66.0%, to RR 103.4 million in 2005 from RR 304.0 million in 2004. The decrease was mainly attributable to CZP's decision to terminate its zinc tolling arrangements in the end of the second quarter of 2005.

Revenue derived from zinc tolling increased by RR 118.3 million, or 63.7%, to RR 304.0 million in 2004 from RR 185.7 million in 2003. The increase was mainly attributable the increase in the volume of zinc that CZP sold under tolling arrangements in 2004 and higher average tolling fees.

Other products

Revenue from CZP's other products (which principally comprises sales of by-products obtained in the zinc production process, including sulphuric acid, cadmium and indium) increased by RR 132.2 million, or 75.4%, to RR 307.5 million in the six months ended 30 June 2006 from RR 175.3 million in the six months ended 30 June 2005, largely as a result of an increase in overall production levels and overall higher average realised selling prices for those products.

Revenue from CZP's other products increased by RR 42.9 million, or 8.8%, to RR 529.4 million in 2005 from RR 486.5 million in 2004, largely as a result of overall higher average realised selling prices for those products and an increase, as a proportion of total volume of sales of those products, of indium and cadmium in 2005.

Revenue from CZP's other products increased by RR 61.4 million, or 14.4%, to RR 486.5 million in 2004 from RR 425.1 million in 2003, largely as a result of overall higher average realised selling prices for those products, which was partially offset by a decrease in the volume of sales as a result of a decline in overall production levels in 2004.

Cost of sales

Cost of sales increased by RR 2,236.4 million, or 133.4%, to RR 3,912.9 million in the six months ended 30 June 2006 from RR 1,676.5 million in the six months ended 30 June 2005, primarily as a result of an increase in the costs of materials and consumables used as a result of increased production and higher prices for zinc concentrate, and the consolidation of the cost of sales of Nova Zinc from 1 April 2006.

Cost of sales increased by RR 678.6 million, or 20.2%, to RR 4,044.1 million in 2005 from RR 3,365.5 million in 2004, primarily as a result of an increase in the costs of materials and consumables used, due to higher prices for zinc concentrate.

Cost of sales decreased by RR 44.0 million, or 1.3%, to RR 3,365.5 million in 2004 from RR 3,409.5 million in 2003. This decrease in cost of sales was primarily attributable to a reduction in costs of repairs and maintenance, which was partially offset by an increase in the costs of materials and consumables used.

The table below shows a breakdown of the cost of sales for the periods indicated.

	Year ended 31 December			Six months ended 30 June		Change (%) between the years ended 31 December 2003 and 2004	Change (%) between the years ended 31 December 2004 and 2005	Change (%) between the six months ended 30 June 2005 and 2006
	2003	2004	2005	2005	2006			
	(Amounts in millions of roubles, except percentages)							
Materials and consumables used	1,788.2	1,806.0	2,476.3	929.9	2,999.6	1.0	37.1	222.6
Transportation	—	—	—	—	12.4	—	—	—
Utilities and fuel	669.3	661.8	587.7	269.1	421.6	(1.1)	(11.2)	56.7
Production overheads	159.6	131.6	144.4	70.8	103.8	(17.5)	9.7	46.6
Repairs and maintenance	205.6	126.1	146.7	70.8	93.7	(38.7)	16.3	32.3
Depreciation and amortisation	372.7	420.5	415.7	207.8	331.5	12.8	(1.1)	59.5
Staff costs	84.8	87.5	107.4	54.7	79.8	3.2	22.7	45.9
Change in work-in-progress	(7.4)	14.5	(97.9)	3.3	(86.3)	>100	(>100)	(>100)
Change in finished goods	(15.2)	(21.4)	15.4	8.4	(75.7)	(40.8)	>100	(>100)
Inventory obsolescence provision, net	5.5	(10.1)	5.0	3.6	(1.4)	(>100)	>100	(>100)
Social costs	20.7	14.1	19.1	8.0	14.6	(31.9)	35.5	82.5
Precious metals revaluation	(14.1)	(1.9)	(5.7)	(18.7)	(11.3)	86.5	(>100)	39.6
Costs of goods and materials for resale	139.8	136.8	230.0	68.8	30.6	(2.1)	68.1	(55.5)
Total cost of sales	**3,409.5**	**3,365.5**	**4,044.1**	**1,676.5**	**3,912.9**	**(1.3)**	**20.2**	**133.4**

Materials and consumables used

Costs of materials and consumables used primarily comprises the cost of purchases of zinc concentrate, secondary raw materials and auxiliary materials used in the zinc production process.

The table below shows the volume and costs of zinc concentrate consumed for the periods indicated.

	Year ended 31 December						Six months ended 30 June			
	2003		2004		2005		2005		2006	
Source of zinc concentrate	Volume	Cost	Volume	Cost	Volume	Cost	Volume	Cost	Volume	Cost
	(Volume in tonnes; costs in millions of roubles, except costs per tonnes in roubles)									
Domestic	135,747	1,495.2	87,576	1,286.2	36,851	775.8	39,032	580.0	32,589	1,450.6
Imported(1)	—	—	—	—	33,897	878.7	13,675	268.9	23,888	1,155.6
Total	**135,747**	**1,495.2**	**87,576**	**1,286.2**	**70,748**	**1,654.5**	**52,707**	**848.9**	**56,477**	**2,606.2**

(1) Does not include zinc concentrate processed under tolling arrangements.

Costs of materials and consumables used increased by RR 2,069.7 million, or 222.6%, to RR 2,999.6 million in the six months ended 30 June 2006 from RR 929.9 million in the six months ended 30 June 2005, and represented 76.7% of total cost of sales in the six months ended 30 June 2006, as compared with 55.5% of total cost of sales in the six months ended 30 June 2005. This increase was primarily attributable to an increased volume of purchases of zinc concentrate and higher prices of zinc concentrate, as a result of higher average LME zinc prices and the general decline in treatment charges in 2006 (see "Zinc Industry—Global Zinc Industry Overview—Pricing").

Costs of materials and consumables used increased by RR 670.3 million, or 37.1%, to RR 2,476.3 million in 2005 from RR 1,806.0 million in 2004, and represented 61.2% of total cost of sales in 2005, as compared with 53.7% of total cost of sales in 2004. This increase was primarily attributable to the higher price of zinc concentrate, as a result of higher average LME zinc prices and the general decline in treatment charges in 2005. This increase was partially offset by a decrease in the volume of zinc concentrate that CZP processed in 2005 as a result of a reduction in the availability of suitable supplies.

Cost of materials and consumables used increased by RR 17.8 million, or 1.0%, to RR 1,806.0 million in 2004 from RR 1,788.2 million in 2003, and represented 53.7% of total cost of sales in 2004, as compared with 52.4% of total cost of sales in 2003. This increase was primarily attributable to the higher price of zinc concentrate, which was partially offset by a decrease in the volume of zinc concentrate that CZP processed in 2004 as a result of a reduction in the availability of suitable supplies.

Utilities and fuel

Costs of utilities and fuel increased by RR 152.5 million, or 56.7%, to RR 421.6 million in the six months ended 30 June 2006 from RR 269.1 million in the six months ended 30 June 2005. This increase was primarily due to an increase in consumption of electricity at CZP's zinc production facilities in Chelyabinsk, as a result of an increase in overall production levels, to 309.6 million kilowatt-hours ("kWh") in the first six month of 2006 from 235.7 million kWh in the first six months of 2005, as well as an increase in average tariffs to RR 1.11 per kWh in the first six months of 2006 as compared to at an average tariff of RR 1.01 per kWh in the first six months of 2005. The increase in overall costs of utilities and fuel was also attributable to the consolidation of Nova Zinc from 1 April 2006.

Costs of utilities and fuel decreased by RR 74.1 million, or 11.2%, to RR 587.7 million in 2005 from 661.8 million in 2004. This decrease was attributable to a decrease in CZP's overall consumption of electricity to 520.7 million kWh in 2005 from 640.2 million kWh in 2004 as a result of a decline in overall production levels, which was partially offset by an increase in average electricity tariffs to RR 0.99 per kWh in 2005 from RR 0.91 per kWh in 2004.

Costs of utilities and fuel decreased by RR 7.5 million, or 1.1%, to RR 661.8 million in 2004 from RR 669.3 million in 2003. This decrease was primarily attributable to a decrease in CZP's overall consumption of electricity to 640.2 million kWh in 2004 from 734.2 million kWh in 2003 as a result of a decline in overall production levels, which was partially offset by an increase in average electricity tariffs to RR 0.91 per kWh in 2004 from RR 0.81 per kWh in 2003.

Production overheads

Production overheads were RR 103.8 million in the six months ended 30 June 2006 (RR 70.8 million in the six months ended 30 June 2005) and RR 159.6 million, RR 131.6 million and RR 144.4 million in 2003, 2004 and 2005, respectively. The various expenses which comprise production overheads are largely fixed and, in general, do not vary incrementally with production levels.

Repairs and maintenance

CZP allocates amounts for repairs and maintenance costs in its annual budget, and, in the periods under review, costs incurred have not deviated materially from the budgeted amounts.

Repairs and maintenance increased by RR 22.9 million, or 32.3%, to RR 93.7 million in the six months ended 30 June 2006 from RR 70.8 million in the six months ended 30 June 2005, primarily as a result of increased production levels. Repairs and maintenance increased by RR 20.6 million, or 16.3%, to RR 146.7 million in 2005 from RR 126.1 million in 2004. Repairs and maintenance decreased by RR 79.5 million, or 38.7%, in 2004 from RR 205.6 million in 2003. This decrease reflects CZP's lower levels of production in 2004 and the repairs and maintenance expense incurred in 2003 due to the stabilisation programme that CZP conducted at its electrolysis complex at the time of commissioning of that plant.

Staff costs

Staff costs increased by RR 25.1 million, or 45.9%, to RR 79.8 million in the six months ended 30 June 2006 from RR 54.7 million in the six months ended 30 June 2005, primarily due to the consolidation of the staff costs of Nova Zinc from 1 April 2006. As at 30 June 2006, the overall number of personnel at CZP was 2,786 personnel, of which 1,180 were employed at Nova Zinc. The increase is staff costs was also attributable to salary increases.

Staff costs increased by RR 19.9 million, or 22.7%, to RR 107.4 million in 2005 from RR 87.5 million in 2004, primarily due to salary increases, while overall personnel numbers remained largely unchanged at 1,799 as of 31 December 2005, as compared to 1,893 as of 31 December 2004.

Staff costs increased by RR 2.7 million, or 3.2%, to RR 87.5 million in 2004 from RR 84.8 million in 2003, primarily due to salary increases, which was partially offset by a slight reduction in CZP's overall number of employees to 1,893 as of 31 December 2004 from 2,091 as of 31 December 2003.

Costs of goods and materials for resale

Costs of goods and materials for resale comprises primarily costs incurred in the purchase for resale of zinc, cadmium or indium from state strategic reserve auctions in Russia.

Costs of goods and materials for resale decreased by RR 38.2 million, or 55.5%, to RR 30.6 million in the six months ended 30 June 2006 from RR 68.8 million in the six months ended 30 June 2005, primarily as a result of a reduction in the volume of purchases of those products, which was partially offset by an increase in prices.

Costs of goods and materials for resale increased by RR 93.2 million, or 68.1%, to RR 230.0 million in 2005 from RR 136.8 million in 2004, primarily as a result of CZP's decision to increase its volume of purchases of refined zinc and cadmium in order to support its market share of these products during a period when it had reduced overall production levels, as well as due to increased prices for those products.

Costs of goods and materials for resale decreased by RR 3.0 million, or 2.1%, to RR 136.8 million in 2004 from RR 139.8 million in 2003, primarily as a result of a reduction in the volume of purchases of those products, which was partially offset by an increase in prices.

Gross profit margin

Cost of sales as a percentage of revenue was 64.4% in the six months ended 30 June 2006, compared to 89.8% in the six months ended 30 June 2005, and consequently gross profit margin increased to 35.6% for the six months ended 30 June 2006 as compared to 10.2% for the six months ended 30 June 2005. Cost of sales as a percentage of revenue was 84.4% in 2005, compared to 84.7% in 2004, and consequently gross profit margin increased slightly to 15.6% for 2005 as compared to 15.3% in 2004. In 2003, cost of sales as a percentage of sales revenue was 83.1% and gross profit margin was 16.9%.

Distribution costs

Distribution costs consist largely of transportation expenses, primarily incurred in transporting export sales of CZP's products to Russian ports, as well as customs duties.

Distribution costs increased by RR 39.0 million, or 87.8%, to RR 83.4 million in the six months ended 30 June 2006 from RR 44.4 million in the six months ended 30 June 2005. The increase was primarily attributable to the consolidation of the distribution costs of Nova Zinc from 1 April 2006, as well as an increase in transportation costs due to an increase in the volume of export sales.

Distribution costs decreased by RR 45.3 million, or 28.5%, to RR 113.4 million in 2005 from RR 158.7 million in 2004. The decrease was primarily attributable to a reduction in export transportation costs, due to a decreased volume of export sales, and the revocation by the Russian Federation of customs duties on imports of zinc concentrate and export of refined zinc.

Distribution costs increased by RR 8.1 million, or 5.4%, to RR 158.7 million in 2004 from RR 150.6 million in 2003. The increase was primarily attributable to increased transportation expenses, largely as a result of increased rail tariffs and CZP's increased use of tolling arrangements, under which it was responsible for the costs of delivery to a Russian port of the zinc produced under those arrangements.

General and administrative expenses

General and administrative expenses increased by RR 111.9 million, or 64.9%, to RR 284.4 million in the six months ended 30 June 2006 from RR 172.5 million in the six months ended 30 June 2005. The increase was primarily due to the consolidation of the general and administrative expenses of Nova Zinc from 1 April 2006, payment of various fees in connection with the acquisition of Nova Zinc and a loss of RR 44.3 million incurred on disposal of property plant and equipment.

General and administrative expenses decreased by RR 96.4 million, or 20.1%, to RR 383.0 million in 2005 from RR 479.4 million in 2004. The decrease, as compared to 2004, was primarily due to a reduction in the property and business interruption insurance premiums paid to an insurance company which was partially offset by an increase in other expenses, including a payment under a surety agreement to a related party in 2005 (see "Transactions with Related Parties").

General and administrative expenses increased by RR 233.6 million, or 95.0%, to RR 479.4 million in 2004 from RR 245.8 million in 2003, primarily due to the recognition in 2004 of RR 209.3 million of the property and business interruption insurance premiums of RR 215.0 million that CZP had prepaid to an insurance company. The shareholders of CZP's ultimate holding company have advised CZP that they have received a significant portion of these amounts that CZP prepaid in 2003. Those amounts effectively represented distributions to those shareholders. See "Transactions with Related Parties".

Finance income and costs, net

Net finance costs increased by RR 67.4 million to RR 71.0 million in the six months ended 30 June 2006 from RR 3.6 million in the six months ended 30 June 2005. The increase in net costs was primarily attributable to interest payments on two loans that CZP obtained in March 2006 primarily to fund the acquisition of Nova Zinc, which was partially offset by the prepayment in March 2006 of CZP's long-term borrowings with the EBRD. See "—Liquidity and Capital Resources—Liquidity—Borrowings".

Net finance costs decreased by RR 31.9 million, or 97.0%, to RR 1.0 million in 2005 from RR 32.9 million in 2004. This decrease in net costs was primarily attributable to an increase in interest income in 2005, largely as a result of several short-term loans that CZP granted in 2005 to related parties (see "Transactions with Related Parties") and a reduction in interest expense, mainly due to a reduction in the amount outstanding under CZP's long-term borrowings with the EBRD as a result of scheduled repayments.

Net finance costs decreased by RR 17.3 million, or 34.5%, to RR 32.9 million in 2004 from RR 50.2 million in 2003. The decrease was primarily attributable to an increase in interest income, mainly owing to interest received on short-term loans that CZP had granted to related parties in 2004. See "Transactions with Related Parties".

Net foreign exchange (loss)/gain

CZP incurred foreign exchange losses and gains in the periods under discussion primarily as a result of the impact of fluctuations in the exchange rate between the U.S. dollar and the rouble on CZP's U.S. dollar-denominated monetary net liability position primarily represented by its U.S. dollar-denominated borrowings.

Net foreign currency exchange gain was RR 45.6 million in the six months ended 30 June 2006, compared to a net foreign exchange loss of RR 9.0 million in the six months ended 30 June 2005, primarily due to net U.S. dollar-denominated monetary liability position at 30 June 2006 and continued depreciation of U.S. dollar against the rouble during the period. Net foreign exchange loss in the six months ended 30 June 2005 resulted from the appreciation of U.S. dollar against the rouble during the period.

Net foreign currency exchange loss was RR 8.0 million in 2005, compared to a net foreign exchange gain of RR 24.6 million in 2004. CZP incurred foreign exchange losses in 2005 as a result of the increase in exchange rate of the U.S. dollar against the rouble at 31 December 2005, as compared with 31 December 2004. Net foreign exchange gain in 2004 was due to the effects of continued depreciation of U.S. dollar against the rouble on CZP's U.S. dollar-denominated monetary net liability position.

Net foreign currency exchange gain was RR 24.6 million in 2004, as compared to net foreign currency exchange gain of RR 38.3 million in 2003. The decrease in the gain in 2004 was largely attributable to a decline in the amount of CZP's U.S. dollar-denominated net monetary liability position due to the reduction, as compared with 2003, of the amount outstanding under CZP's loans with the EBRD as a result of scheduled repayments of principal.

Income tax expense

Income tax expense in the six months ended 30 June 2006 was RR 453.8 million. CZP's effective tax rate (total income tax expense calculated as a percentage of its profit before income tax) for the six months ended 30 June 2006 was 25.7%, and, exclusive of deferred tax charges, the rate was 21.7%.

Income tax expense in 2005 was RR 94.5 million. CZP's effective tax rate (total income tax expense calculated as a percentage of its profit before income tax) for 2005 was 39.1%, and, exclusive of deferred tax charges, the rate was largely unchanged at 39.0%. Income tax expense in 2004, when CZP recorded a net loss before income tax of RR 39.4 million, was RR 22.3 million as a result of expenses non-deductible for tax purposes, primarily related to social expenses, business interruption insurance expenses and non-deductible

interest expense. Current income tax expense in 2004 was RR 41.1 million. In 2003, income tax expense comprised a deferred tax charge of RR 79.0 million, and CZP's effective tax rate was 27.8%.

The statutory tax rate in Russia in the six months ended 30 June 2006 and 2005, 2004 and 2003 was 24%. In addition, CZP's newly-acquired Kazakh subsidiary, Nova Zinc, was subject to Kazakh tax at a statutory rate of 30% in the six months ended 30 June 2006. The difference between the effective tax rate and the statutory tax rate in each of the periods under discussion was attributable to certain expenses from CZP's consolidated income statement prepared in accordance with IFRS which were not deductible or assessable for Russian or Kazakh taxation purposes, as the case may be.

Profit/(loss) for the period

For the reasons set forth above, profit for the six months ended 30 June 2006 was RR 1,313.0 million, compared to a loss of RR 38.5 million for the six months ended 30 June 2005, and profit for 2005 was RR 147.2 million in 2005, compared to a loss of RR 61.7 million for 2004 and a profit of RR 204.7 million for 2003.

Financial Results Overview of Nova Zinc

The following table sets forth a summary of Nova Zinc's financial results for the years ended 31 December 2004 and 2005 and for the six months ended 30 June 2005 and 2006. Financial information for the years ended 31 December 2004 and 2005 was derived from the audited financial statements of Nova Zinc included elsewhere in this prospectus. Financial information for six months ended 30 June 2005 and 2006 was derived from the unaudited interim financial statements of Nova Zinc included elsewhere in this prospectus. The discussion of Nova Zinc's results below should be read together with Nova Zinc's financial statements, including the notes to those financial statements, which are included elsewhere in this prospectus, as well as the information presented under "Selected Historical Consolidated Financial Data". Solely for the convenience of the reader, certain information derived from the financial statements of Nova Zinc included in this prospectus has been converted into U.S. dollars the rate of KT 118.69 per $1.00, the official exchange rate as published by the National Bank of the Republic of Kazakhstan on 30 June 2006. The tenge is generally not freely convertible outside of Kazakhstan, and the amounts translated in U.S. dollars should not be construed as representations that the tenge amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if Nova Zinc reported in U.S. dollars.

	Year ended 31 December			Six months ended 30 June		
	2004	2005		2005	2006	
	KT	KT	$	KT	KT	$
	(Amounts in millions)					
Statement of income data						
Revenue	2,621.4	2,708.0	22.8	1,188.7	3,387.7	28.5
Cost of sales	(2,299.8)	(2,168.6)	(18.3)	(1,017.1)	(1,097.3)	(9.2)
Gross profit	**321.6**	**539.4**	**4.5**	**171.6**	**2,290.4**	**19.3**
Other operating income, net	73.5	64.7	0.6	34.2	68.6	0.6
Distribution costs	(149.9)	(128.2)	(1.1)	(58.2)	(85.7)	(0.7)
General and administrative expenses	(371.7)	(776.6)	(6.5)	(306.0)	(339.1)	(2.9)
Other operating expenses	(130.4)	(116.7)	(1.0)	(76.3)	(279.0)	(2.4)
Operating profit/(loss)	**(256.9)**	**(417.4)**	**(3.5)**	**(234.7)**	**1,655.2**	**13.9**
Finance income	—	1.7	—	—	27.3	0.2
Finance costs	(27.1)	(37.5)	(0.3)	(21.4)	(12.8)	(0.1)
Profit/(loss) before income tax	**(284.0)**	**(453.2)**	**(3.8)**	**(256.1)**	**1,669.7**	**14.0**
Income tax (expense)/benefit	101.2	66.3	0.6	86.8	(543.4)	(4.6)
Profit/(loss) for the period	**(182.8)**	**(386.9)**	**(3.2)**	**(169.3)**	**1,126.3**	**9.4**

Nova Zinc derived revenue in the periods under discussion from the sale of zinc concentrate and lead concentrate. From January 2007, Nova Zinc will sell its output of zinc concentrate to CZP, and the revenues from those sales will be eliminated upon the consolidation of the results of operations of CZP and its subsidiaries. Revenue increased by KT 2,199.0 million, or 185.0%, to KT 3,387.7 million in the six months ended 30 June 2006 from KT 1,188.7 million in the six months ended 30 June 2005, primarily as a result of overall higher average realised selling prices for zinc concentrate, as well as increased production levels. Revenue increased by KT 86.6 million, or 3.3%, to KT 2,708.0 million in 2005 from KT 2,621.4 million in 2004, as a result of overall

higher average realised selling prices for zinc concentrate, which was partially offset by a decrease in production levels. Production levels decreased in 2005 primarily as a result of a reduction in earth-moving capacity as a result of a decline in maintenance works performed on certain mining machinery.

The table below shows a breakdown of revenues for the periods indicated.

	Year ended 31 December				Six months ended 30 June			
	2004		2005		2005		2006	
Product	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue
	(Amounts in millions of tenge, except percentages)							
Zinc concentrate	2,097.8	80.0%	2,200.6	81.3%	961.4	80.9%	2,862.4	84.5%
Lead concentrate	523.6	20.0%	507.4	18.7%	227.3	19.1%	525.3	15.5%
Total	**2,621.4**		**2,708.0**		**1,188.7**		**3,387.7**	

Cost of sales primarily include depreciation of property, plant and equipment, staff costs, costs of materials, fuel, costs of repairs and transportation. Cost of sales increased by KT 80.2 million, or 7.9%, to KT 1,097.3 million in the six months ended 30 June 2006 from KT 1,017.1 million in the six months ended 30 June 2005, primarily as a result of an increase in overall production levels, as well as higher staff, fuel and transportation costs and expenses incurred in hiring a mining contractor to increase earth-moving capacity at the mine. Cost of sales decreased by KT 131.2 million, or 5.7%, to KT 2,168.6 million in 2005 from KT 2,299.8 million in 2004, primarily as a result of a decrease in overall production levels, which was partially offset by higher costs of fuel and repairs.

Distribution costs consist of costs of transportation services and expenditures incurred at Nova Zinc's distribution centre at Agadyr in Kazakhstan. Distribution costs increased by KT 27.5 million, or 47.3%, to KT 85.7 million in the six months ended 30 June 2006 from KT 58.2 million in the six months ended 30 June 2005. Distribution costs decreased by KT 21.7 million, or 14.5%, to KT 128.2 million in 2005 from KT 149.9 million in 2004. The variations in distribution costs in each of the periods under discussion was primarily attributable to changes in overall production levels.

General and administrative expenses increased by KT 33.1 million, or 10.8%, to KT 339.1 million in the six months ended 30 June 2006 from KT 306.0 million in the six months ended 30 June 2005. The increase was primarily due to exploration and evaluation costs incurred in the first half of 2006, relating to six deposits classified as assets held for sale as of 31 December 2005. General and administrative expenses increased by KT 404.9 million, or 108.9%, to KT 776.6 million in 2005 from KT 371.7 million in 2004 primarily due to expenses incurred on the write-down of non-current assets upon the signing of an agreement to sell exploration licences to six deposits, as well as the write-off of social assets following the construction of a sports complex by Nova Zinc as part of its social programme.

Other operating expenses increased by KT 202.7 million, or 265.7%, to KT 279.0 million in the six months ended 30 June 2006 from KT 76.3 million in the six months ended 30 June 2005. The increase was primarily due to an increase in losses on disposals of property, plant and equipment. Other operating expenses decreased by KT 13.7 million, or 10.5%, to KT 116.7 million in 2005 from KT 130.4 million in 2004 primarily due to a decrease in other expenses, which was partially offset by an increase in losses on disposals of property, plant and equipment.

Income tax expense in the six months ended 30 June 2006 was KT 543.4 million. Nova Zinc's effective tax rate (total income tax expense calculated as a percentage of its profit before income tax) for the six months ended 30 June 2006 was 32.5%, and, exclusive of deferred tax benefits, the rate was 39.9%. Nova Zinc recorded a loss in each of 2005 and 2004 and recorded a tax benefit in those periods of KT 66.3 million and KT 101.2 million respectively. The statutory rate of tax in Kazakhstan in the periods under review was 30%.

Profit for the six months ended 30 June 2006 was KT 1,126.3 million, compared to a loss of KT 169.3 million for the six months ended 30 June 2005 as a result of increase in revenues and gross profit. In 2005 and 2004, Nova Zinc recorded a loss of KT 386.9 million and KT 182.8 million, respectively.

Liquidity and Capital Resources

Historically, CZP's sources of cash have been cash provided by operating activities and external sources of financing. As at 30 June 2006, CZP had cash and cash equivalents of RR 312.9 million and total debt of

RR 3,687.2 million. See "—Liquidity". CZP believes that its cash flows from operations, combined with its cash on hand, including its net proceeds from the Pre-emptive Offer, and its external financing facilities, will be adequate to satisfy its current working capital requirements.

Future requirements for CZP's business needs, including those to implement the funding of future acquisitions and additional capital expenditures in accordance with its business strategy, are expected to be financed by a combination of cash flows generated by CZP's operating activities and cash on hand, as well as external sources of financing. However, CZP's business may not generate sufficient operating cash flow, and external source of financing may not be available in an amount sufficient to enable CZP to service or refinance its indebtedness or to fund other liquidity needs. Moreover, CZP's ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Russian and other financial markets, prevailing interest rates, CZP's credit rating and the Russian government's policies regarding rouble and foreign currency borrowings. Factors that could affect the availability of financing include CZP's performance (as measured by various factors, including cash provided from operating activities), levels of inventories and accounts receivable, the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and the level of CZP's outstanding debt. CZP is also subject to restrictions on its ability to incur further indebtedness under the terms of its loan facilities. See "—Liquidity—Borrowings".

Capital requirements

CZP's principal financing requirements have been, and continue to be, to finance the production of zinc and zinc alloys and, since April 2006, CZP's zinc mining operations, as well as to fund the following major activities:

- capital expenditures, including the upgrading or expansion of CZP's production facilities and the replacement of existing equipment; and
- acquisitions of zinc mining and other assets.

Historically, funding of CZP's capital requirements has come from cash flows from its operating activities and external sources of financing. CZP intends to continue to fund its capital expenditures from these cash flows. The proceeds from the Pre-emptive Offer may also partially be used to fund capital expenditures. See "Use of Proceeds".

Capital expenditure

CZP's business is heavily dependent on plant and machinery. As part of its strategy, CZP seeks to maintain, expand and increase the efficiency of its production facilities. CZP expects the required investments will have a significant effect on its cash flows and future results of operations. A substantial portion of CZP's plant's production facilities has been upgraded or constructed, beginning in 1987 with a contract with the Italian engineering firm Snamprogetti. CZP made an aggregate capital expenditure of RR 2,544.0 million from 1999 to 2002, of which it estimates RR 2,306.7 million was applied to the upgrading and expansion of its production facilities. From 2003 to 2005, CZP made an aggregate capital expenditure of RR 658.7 million, of which it estimates RR 438.1 million was applied to the upgrading and expansion of its production facilities. CZP made capital expenditures of RR 348.4 million in the first six months of 2006 (of which it estimates RR 119.4 million was applied to upgrading and expansion), and CZP currently estimates that its total capital expenditure for 2006 will be approximately RR 623.1 million (of which CZP estimates approximately RR 505.6 million will be applied to upgrading and expansion). CZP currently estimates that its total capital expenditure in 2007 will be approximately RR 600 million (of which it estimates approximately RR 510.6 million will be applied to upgrading and expansion). CZP's current capital expenditure programme includes the expansion of its sulphuric acid and Waelz kiln plants in order to enable overall zinc production capacity to be increased to 180,000 tonnes per year by the end of 2008. CZP also currently intends to continue to invest in modern technologies to increase production and align further the capacities of the various component units of its production process, including the expansion of its roasting and leaching plants at an estimated aggregate cost of RR 443.3 million in order to increase overall zinc production capacity to 200,000 tonnes per year by the end of 2009. See "Business—Zinc Production—Production Facilities and Process—Capital expenditure". CZP has capitalised the amounts that it has invested on the upgrading, expansion or replacement of property, plant and equipment in the periods under discussion. See "Critical accounting estimates—Property, plant and equipment".

In addition to its current capital expenditure programme, CZP aims to seek to develop or acquire zinc ore mines in Russia and/or overseas in accordance with its business strategy of achieving substantial self-sufficiency in zinc concentrate by 2010. In accordance with this strategy, in December 2006, CZP plans to participate in an auction for a licence to the Amurskoye zinc ore deposit in the Chelyabinsk region. These plans are still under

formulation and may be further reviewed and adapted in accordance with CZP's business strategy. If CZP were to decide to implement any of these plans, CZP would be required to allocate to them significant capital resources. It is currently expected that CZP would fund these investments primarily from cash flows from operations, as well as external sources of financing. Failure to undertake planned expenditures on production facilities could adversely affect CZP's ability to maintain and enhance its competitive position and develop value-added products. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP will require a significant amount of cash to fund its capital investments, including investments to update or upgrade its existing equipment. If CZP is unable to generate this cash through its operations or through external sources, CZP may not be able to implement its business strategy" and "Risk Factors—Risks Relating to CZP's Business and Industry—CZP is subject to operational limitations under the terms of its loan facility agreements, and any default by CZP could have a material adverse effect on its business and financial condition".

Recent acquisitions

In April 2006, CZP acquired a 51% stake in Nova Trading, the owner of the operator of the Akzhal zinc mine in Kazakhstan, for $86.5 million (RR 2,404 million). On 31 May 2006, CZP made an advance payment for the remaining 49% stake in Nova Trading for $50 million (RR 1,349 million), and the acquisition of this 49% stake was completed in August 2006. The acquisition was funded by external financings. See "—Liquidity—Borrowings" and "Business—Raw Materials—Zinc concentrate". CZP continues to consider acquisitions that will help it to secure its supplies of zinc concentrate and achieve further vertical integration.

Liquidity

Historically, CZP has relied on cash from its operating activities and external financing as its main source of liquidity. See "—Cash flows" and "—Borrowings".

CZP had cash and cash equivalents of RR 312.9 million at 30 June 2006, which included time deposits of RR 0.3 million held in roubles. A majority of CZP's cash and cash equivalents are held in several major Russian banks, including Russian subsidiaries of foreign banks, and CZP also holds some cash in a Kazakh subsidiary of an international bank.

Generally, CZP maintains relatively high levels of inventories of zinc concentrate, typically equivalent to 6-12 weeks' supplies. There have been no material changes to CZP's inventory levels in the first six months of 2006, and CZP does not currently expect any material changes in these levels in the second half of 2006.

CZP's liquidity may also be impacted by a relative increase in export sales of zinc since export sales, unlike domestic sales, do not provide an immediate VAT input. CZP is required to apply to the Russian tax authorities for VAT reimbursements in respect of export sales, although, in the periods under discussion, CZP has not generally incurred significant delay in obtaining such reimbursements.

Other than as described above and elsewhere in this prospectus, including in respect of CZP's interest payment obligations under its long-term borrowings (see "—Borrowings"), no significant change has occurred to CZP's liquidity since 30 June 2006.

Cash flows

The table below sets forth CZP's cash flows for the periods indicated:

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(Amounts in millions of roubles)				
Profit/(loss) before income tax	**283.7**	**(39.4)**	**241.7**	**(38.4)**	**1,766.8**
Non-cash adjustments added-back	392.3	415.4	429.4	206.6	391.6
Changes in working capital	(366.2)	242.5	(496.4)	129.3	(1,078.6)
Net income tax paid and interest paid	(0.7)	(57.9)	(109.6)	(53.0)	(322.4)
Net cash from operating activities	**309.1**	**560.6**	**65.1**	**244.5**	**757.4**
Net cash from/(used in) investing activities	**(345.7)**	**(305.9)**	**63.7**	**10.0**	**(4,007.0)**
Net cash from/(used in) financing activities	**26.8**	**(154.7)**	**(188.3)**	**(92.8)**	**3,435.7**

Operating activities

Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation, amortisation and other items, and the effect of changes in working capital.

Net cash provided by operating activities increased by RR 512.9 million to RR 757.4 million for the six months ended 30 June 2006 from RR 244.5 million for the corresponding period of 2005, primarily as a result of

substantially increased revenues from the sale of zinc and zinc alloys and the consolidation of the revenues of Nova Zinc from April 2006, which was partially offset by a increase in working capital requirements due to increased production and higher prices of products and raw materials.

Net cash from operating activities decreased by RR 495.5 million to RR 65.1 million in 2005 from RR 560.6 million in 2004. The decrease in net cash provided by operating activities in 2005 was primarily due to an increase in CZP's working capital requirements as a result of its decision to increase stocks of zinc concentrate to approximately 12 weeks' worth of supplies in anticipation of higher prices for that raw material and the significant increases in zinc concentrate prices, as compared with 2004.

Net cash from operating activities increased by RR 251.5 million to RR 560.6 million in 2004 from RR 309.1 million in 2003. The increase, as compared with 2003, was primarily attributable to the prepayment of insurance premiums to an insurance company in 2003. See "Transactions with Related Parties".

Changes in working capital items from period to period, including as a result of external factors, have had and will continue to have a significant effect on cash provided by operating activities. For example, increasing prices of purchased zinc concentrate or the threat of disruption to the supply of zinc concentrate may warrant maintaining higher inventory levels in order to hedge against price increases or shortages. CZP has begun to mitigate this risk through the acquisition of its own supplies of zinc concentrate, including through the acquisition of Nova Trading, the owner of the operator of the Akzhal mine. See "—Liquidity".

Investing activities

Net cash used in investing activities was RR 4,007.0 million in the first six months of 2006, primarily as a result of the aggregate net payment of RR 3,715.7 million for the acquisition of Nova Trading in April and May 2006. Net cash generated from investing activities for the six months ended 30 June 2005 was RR 10.0 million, which was primarily attributable to the net proceeds of the repayment of loans that CZP had made to related parties. See "Transactions with Related Parties".

Net cash generated from investing activities in 2005 was RR 63.7 million and was primarily attributable to the net proceeds of the repayment of loans of RR 143.0 million, primarily from short-term loans that CZP had made to related parties in 2004 and 2005 (see "Transactions with Related Parties"), which was partially offset by construction of property, plant and equipment of RR 106.2 million, including expenditure on the construction of a fifth Waelz kiln.

Net cash used in investing activities in 2004 was RR 305.9 million and was primarily attributable to net loans provided of RR 169.0 million, largely comprising several short-term loans that CZP granted to related parties (see "Transactions with Related Parties"), and construction of property, plant and equipment of RR 121.4 million, including expenditure on the construction of a fifth Waelz kiln.

Net cash used in investing activities in 2003 was RR 345.7 million and was primarily attributable to construction of property, plant and equipment of RR 431.1 million, including expenditure on CZP's electrolysis plant, which was partially offset by proceeds of the sale of property, plant and equipment of RR 80.1 million. See "—Capital requirements—Capital expenditures".

Financing activities

Net cash generated from financing activities for the six months ended 30 June 2006 was RR 3,435.7 million, mainly due to the proceeds of borrowings of RR 3,694 million that CZP obtained primarily to finance the acquisition of Nova Trading. See "—Liquidity—Borrowings". The cash inflow from the net proceeds of these borrowings was partially offset by the repayment of borrowings of RR 607.3 million, including repayment of outstanding loan to the EBRD. CZP obtained the loans from the EBRD during 2000-2003 for an aggregate amount of $27 million in order to finance the renovation of its production facilities. The EBRD loan was collateralised by CZP's shares. The EBRD loan contained covenants on adequacy of capital expenditure, dividend payments, property insurance, operations with related parties and certain other clauses. The loan was classified as current as of 31 December 2005 due to a failure to comply with all of the debt covenants. CZP elected to prepay the EBRD loans in March 2006 prior to obtaining additional financing to fund its acquisition of Nova Trading. In the six months ended 30 June 2006, CZP also obtained a short-term bridge loan of RR 300 million from OJSC PNTZ, a related party, repaying this loan in the same period. See "Transactions with Related Parties". Net cash used in financing activities for the six months ended 30 June 2005 was RR 92.8 million, due to scheduled repayments of amounts outstanding under the two EBRD loans.

Net cash used in financing activities in 2005 was RR 188.3 million, primarily as a result of the scheduled repayments of amounts outstanding under the two EBRD loans.

Net cash used in financing activities in 2004 was RR 154.7 million, primarily as a result of the repayment of RR 156.1 million of borrowings, principally comprising scheduled repayments of amounts outstanding under CZP's loans with the EBRD and repayment of a loan from RosEvroBank that CZP obtained in 2003.

Net cash generated from financing activities in 2003 was RR 26.8 million, primarily as a result of proceeds from borrowings of RR 231.6 million, partially offset by repayments of RR 204.5 million principally under the EBRD loan. In 2003, CZP signed a revolving credit line agreement with AKB RosEvroBank and received RR 150 million at a rate of 12% per annum, which was used to fund Albion Proekt LLC, a party controlled by the shareholders of CZP, by purchasing a non-interest bearing promissory note for RR 150 million. As at 31 December 2003, CZP had a legally enforceable right to set off the principal loan amount payable to RosEvroBank against the amount of promissory note. Therefore, as at 31 December 2003, balances were presented on a net basis as a payable of RR 12 million within short-term borrowings in CZP's balance sheet. See "Transactions with Related Parties".

Borrowings

As at 30 June 2006, CZP's total outstanding borrowings were RR 3,687.2 million. These borrowings primarily comprise RR 3,670 million outstanding under two facility agreements that CZP entered into on 31 March 2006 to fund the acquisition of Nova Trading (see "—Capital Requirements—Recent Acquisitions"). These facility agreements comprise:

- a facility agreement with Bayerische Hypo-und Vereinsbank AG ("HVB") for a total of $70 million (including a facility fee of $1 million netted against the loan proceeds), which is repayable in 48 equal monthly instalments from April 2007 to March 2011 (the "HVB Facility"); and
- a facility agreement with a consortium of Banque Commerciale pour l'Europe du Nord—Eurobank and International Moscow Bank ("BCEN/IMB") for a total of $68.5 million (including a facility fee of $1 million netted against the loan proceeds), which is divided into a tranche of $18.5 million (repayable in 48 equal monthly instalments from April 2007 to March 2011) and a tranche of $50 million (repayable in 60 equal monthly instalments from May 2006 to April 2011) (the "BCEN/IMB Facility" and, with the HVB Facility, each a 'Facility").

The HVB Facility and the $17.5 million tranche of the BCEN/IMB Facility were fully drawn in March 2006 prior to CZP's acquisition of a 51% interest in Nova Trading on 10 April 2006, with the remaining tranche of the BCEN/IMB Facility utilised at the end of May 2006 to fund CZP's prepayment for the remaining 49% stake in that company. The rate of interest on amounts drawn under each Facility is equal to the U.S. dollar London interbank offered rate ("LIBOR") for the relevant monthly interest period, increased by a margin of 3.6% per year.

CZP's obligations under each Facility are secured by:

- an assignment by CZP over export receivables from sales of zinc to Euromin under two agreements dated 31 March 2006 with HVB and BCEN/IMB, respectively. The ratio of the aggregate amount of assigned receivables (together with any cash collateral that has been delivered) under each assignment agreement to the aggregate amount of principal and interest outstanding under the relevant Facility must be at least 1.35:1, tested on a monthly basis;
- a direct debit agreement over the accounts into which the receivables assigned under the assignment agreement are payable;
- a pledge by CZP over 50.54% and 49.46% of its shares in Nova Trading to HVB and BCEN/IMB, respectively, under two pledge agreements dated 29 May 2006; and
- a pledge over equipment with an aggregate value of not less that RR 780 million granted by CZP under two agreements dated 31 March 2006 to HVB and BCEN/IMB, respectively.

In addition, the Selling Shareholder granted pledges dated 31 March 2006 over 44.99% and 43% of the shares of CZP to HVB and BCEN/IMB, respectively. On 26 October 2006, each of the banks under the Facilities signed amendments to the pledge agreements under which they granted a partial release over the pledge by NF Holdings B.V. of its shares in CZP. As a result of these amendments, the amount of shares of CZP pledged by NF Holdings B.V. to the banks under each facility was reduced to 25% (plus one share) of the total number of issued CZP shares immediately following the offering, and the Pre-emptive Offer and the Selling Shareholder

has agreed to maintain the respective pledges over not less than this percentage of CZP's charter capital. In addition, on 24 October 2006 (in respect of HVB) and 25 October 2006 (in respect of BCEN), the banks under the Facilities granted a waiver to CZP in respect of its failure to procure a pledge by Nova Trading over its shares in Nova Zinc in accordance with the terms of the Facilities, as well as in relation to certain other breaches by CZP. These waivers are subject to certain conditions and require certain corporate actions to be performed by the Selling Shareholder and Nova Trading by no later than 30 October 2006 and 10 November 2006, respectively. The waivers also require CZP to become the direct shareholder of Nova Zinc by no later than April 2008. The Selling Shareholder performed the relevant actions by 30 October 2006, and HVB and BCEN/IMB have each confirmed to CZP satisfaction of this condition in writing. Nova Trading is currently implementing the actions that are required under the waiver. The Company has undertaken to use its best efforts to complete all actions required and failing that to obtain an extension of the waivers from the lenders. The Selling Shareholder has agreed with the Managers that pending the successful implementation of all actions required (which include an amendment to the articles of association and the execution by each member of the board of an agreement to act in accordance with an undertaking given by CZP) the Managers will retain US$135,000,000 of the proceeds of the offering to be held in escrow. Upon implementation of all the actions the Managers will release such retained proceeds to the Selling Shareholder. To the extent that the Loan Facilities are accelerated before the actions required are implemented all accelerated amounts shall be paid to HBV and/or BCEN/IMB out of the funds held in escrow and the Selling Shareholder shall acquire rights against the Company on the same terms as the Loan Facilities, as amended to give effect to all outstanding requests for waivers. Should Nova Trading fail to implement all actions prior to the First Closing Date the Managers may decide not to complete the Offering. See "Risk Factors—Risk Relating to CZP's Business and Industry—The Lenders under CZP's loan facilities have granted CZP a waiver in respect of certain breaches of the terms of those facilities, and any failure by CZP to satisfy those conditions, if further waivers could not be obtained, would result in a default under those facilities, which could have a material adverse effect on CZP's financial condition".

The terms of each Facility, including CZP's covenants and undertakings, are largely identical. CZP is required to conform with the following financial covenants on a consolidated basis under each Facility:

- CZP's tangible net worth (comprising paid up share capital and amounts standing to the credit of the share premium account and capital redemption reserves, as adjusted for amounts in the capital and revenue reserves) must not be less than $150 million;
- the ratio of CZP's total debt to EBITDA must not exceed 3.0:1 in 2006, 2.5:1 in 2007 and 2.0:1 from 2008;
- CZP's aggregate financial indebtedness must not exceed $150 million; and
- the ratio of CZP's EBITDA to total interest expense must exceed 4.0:1.

Compliance with these financial covenants is determined on an annual basis by reference to CZP's most recent annual consolidated financial statements.

The terms of each Facility require CZP to comply with other, non-financial covenants. Such covenants include restrictions on the payment of dividends and distributions, the granting of security over CZP's assets, mergers and restructurings and the acquisition and disposal of assets.

Each Facility also stipulates certain events of default, including breach of the repayment terms, breach of financial or other covenants, change of control and default under other financial indebtedness. Upon the occurrence of an event of default, the lenders may declare all amounts outstanding under the respective Facilities, together with accrued interest, to be immediately due and payable.

CZP also has overdraft facilities with various Russian banks although it generally only uses one of these facilities. As at 30 June 2006, CZP did not have any outstanding short-term borrowings.

Off-balance Sheet Arrangements

CZP had no off-balance sheet arrangements as of 30 June 2006.

Contractual Obligations and Commercial Commitments

As at 30 June 2006, CZP had total capital commitments of RR 212 million related to capital expenditure on property, plant and equipment.

CZP had also entered into agreements for the supply of refined zinc as at 30 June 2006 in an aggregate amount of 73.8 thousand tonnes, with a price to be agreed at the date of sale. CZP had also concluded agreements for purchases of zinc concentrate as at 30 June 2006 in an aggregate amount of 30 thousand tonnes, with a price to be agreed at the date of purchase.

CZP also had payment obligations pursuant to its outstanding borrowings. See "—Borrowings". The table below sets forth the scheduled maturities of CZP's long-term loans as at 30 June 2006.

Maturity	Amount
	(millions of roubles)
Within one year	419.5
Between one and two years	863.8
Between two and three years	863.8
Between three and four years	863.8
Between four and five years	659.0
Total	**3,669.9**

In addition, CZP's minimum lease payments under finance leases were RR 24.4 million as at 30 June 2006, comprising RR 9.9 million payable within one year and RR 14.5 million payable within two to five years. The present value of finance lease liabilities recorded on the balance sheet as at 30 June 2006 was RR 17.4 million.

Environment

The enforcement of environmental regulation in the Russian Federation and the Republic of Kazakhstan is evolving and the enforcement posture of government authorities is continually being reconsidered. CZP periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage. More stringent environmental regulation such as that existing in the European Union or the United States could require, for example, expenditure to modify operations, installation of pollution control equipment, site clean-up and restoration and payments for breaches a environmental standards.

In accordance with its contracts on subsoil use, CZP has a legal obligation to decommission its mining properties and restore a landfill site after its closure. Provision is made, based on net present values, for site restoration and rehabilitation costs as soon as the obligation arises from past mining activities. The provision for asset retirement obligation is estimated based on the current environmental legislation in the Republic of Kazakhstan. Asset retirement obligations are subject to potential changes in environmental regulatory requirements. As at 30 June 2006 the carrying amount of the provision for asset retirement obligations was RR 38 million.

Critical Accounting Policies and Estimates

CZP prepares its annual financial statements in accordance with International Financial Reporting Standards and interim half year financial statements in accordance with IAS 34. Significant accounting policies applied in the preparation of the IFRS financial statements are described in Note 2 to the annual consolidated financial statements for the three years ended 31 December 2005. The application of certain of these policies requires management to make assumptions and judgments that can significantly affect the amounts reported in the financial statements. Management believes that the following are the critical policies where the assumptions and judgments made may significantly affect the consolidated financial statements.

CZP makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Goodwill

CZP will finalise purchase price allocation of the newly acquired subsidiary within one year from the acquisition date. See "—Liquidity and capital resources—Capital requirements—Recent acquisitions". Goodwill amount will be assessed for impairment and based on the recoverable amount to be determined a significant portion or entire amount of the goodwill could be subject to impairment, which is immediately recognised in the income statement and is not subject to reversals in future periods.

Goodwill represents the excess of the cost of an acquisition over the fair value of the acquirer's share of the net identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of exchange. Goodwill on acquisitions of subsidiaries is presented separately in the consolidated balance sheet. Goodwill on acquisitions of associates is included in the investment in associates. Goodwill is carried at cost less accumulated impairment losses, if any.

CZP tests goodwill for impairment at least annually and whenever there are indications that goodwill may be impaired. Goodwill is allocated to the acquirer's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the business combination. Such units or group of units represent the lowest level at which CZP monitors goodwill and are not larger than a segment. Gains or losses on disposal of an operation within a cash generating unit to which goodwill has been allocated include the carrying amount of goodwill associated with the operation disposed of, generally measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit which is retained.

Tax legislation

Both Russian and Kazakhstan tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Management's interpretation of such legislation, as applied to the transactions and activity of CZP, may be challenged by the relevant regional and federal authorities.

Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed.

Fiscal periods remain open to review by the authorities in respect of taxes for three and five calendar years preceding the year of review in Russia and Kazakhstan, respectively. Under certain circumstances reviews may cover longer periods.

The Russian transfer pricing legislation introduced 1 January 1999 provides the possibility for the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all controllable transactions, provided that the transaction price established by the parties differs from the market price by more than 20%.

Controllable transactions include transactions with interdependent parties, as determined under the Russian Tax Code, and all cross-border transactions (irrespective whether performed between related or unrelated parties), transactions where the price applied by a taxpayer differs by more than 20% from the price applied in similar transactions by the same taxpayer within a short period of time, and barter transactions. There is no formal guidance as to how these rules should be applied in practice. The arbitration court practice with this respect is contradictory.

Additionally, in the current Russian tax environment, where the form and the accompanying documentation of a transaction generally meet the literal requirements of the applicable tax legislation but the substance of the transaction may bring a different result, such transactions are generally not challenged by tax authorities. However, it is possible with the evolution of the interpretation of tax law in the Russian Federation and the changes in the approach of the Russian tax authorities, that such transactions could be challenged in the future. The impact of such challenges has been estimated by management in the amount of RR 64 million.

Management has assessed CZP's overall tax position based upon their understanding of the tax regulations and experience in working with the tax authorities. As a result, CZP's management believes that its interpretation of the relevant legislation is appropriate and CZP's tax, currency legislation and customs positions will be sustained. Accordingly, at 30 June 2006 and at 31 December 2005 no provision for potential tax liabilities had been recorded.

Assumptions to determine amount of provisions

CZP determines recoverability of accounts receivable and advances by comparing actual cash collection to the contractual payment schedule. In the case when a risk of non-collection is assessed as probable, a provision for the doubtful accounts receivable and advances is recognised.

Provision for asset retirement obligations

In accordance with the contracts on subsoil use the Company has a legal obligation to decommission its mining properties and restore a landfill site after its closure. Provision is made, based on net present values, for site restoration and rehabilitation costs as soon as the obligation arises from past mining activities. The provision for asset retirement obligation is estimated based on the current environmental legislation in the Republic of Kazakhstan. Asset retirement obligations are subject to potential changes in environmental regulatory requirements. As at 30 June 2006 the carrying amount of the provision for asset retirement obligations was RR 38 million.

Slow-moving and obsolete inventory

At 30 June 2006, CZP has accumulated significant stock of zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) due to the limited capacity of certain workshops. No slow-moving provision has been created against this stock, as there is a valid expectation that resumed construction of a fifth Waelz kiln will allow CZP to process the accumulated stock of zinc cakes in 2007-2008. CZP records zinc cakes at historic production cost, which is substantially lower than its potential resale value and cost of zinc content. See Note 10 to CZP's consolidated financial statements. The provision for obsolete inventory is based on CZP's ability to identify obsolete inventory and assess future potential utilisation.

Property, plant and equipment

Property, plant and equipment are stated at historic acquisition or construction cost less accumulated depreciation and provision for impairment, where required. An independent appraisal company was engaged by CZP to estimate fair value of assets under construction and property, plant and equipment as of 1 January 1998, as historic information on cost of assets under construction and property, plant and equipment was not readily available. A remaining useful economic life of five years was designated to this property, plant and equipment, which were fully depreciated as of 31 December 2002. Subsequent additions to property, plant and equipment are accounted for at cost, restated to the equivalent purchasing power of the rouble at 31 December 2002 for assets acquired after 1 January 1998 but prior to 1 January 2003.

Independent appraisal company was engaged to estimate fair value of assets under construction and property, plant and equipment of the acquired subsidiary (Note 23), as well as their estimated remaining useful lives, as of 10 April 2006 (the acquisition date).

Costs of minor repairs and maintenance are expensed when incurred. Cost of replacing major parts or components of property, plant and equipment items are capitalised and the replaced part is retired. Expenditure, including evaluation costs, incurred to establish or expand productive capacity, costs to conduct mining-construction and mining-capital works, as well as costs arising from mining preparation works during the development or mine reconstruction phase, are capitalised to mining assets as part of buildings and constructions.

At each reporting date the management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, the management estimates the recoverable amount, which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the impairment loss is recognised in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's value in use or fair value less costs to sell.

Gains and losses on disposals determined by comparing proceeds with carrying amount are recognised in profit or loss.

Income taxes

Income taxes have been provided for in the consolidated financial statements in accordance with the legislation of Russia and the Republic of Kazakhstan enacted or substantively enacted by the balance sheet date.

The income tax charge comprises current tax and deferred tax and is recognised in the consolidated income statement unless it relates to transactions that are recognised, in the same or a different period, directly in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxes, other than on income, are recorded within operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of CZP. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred income tax is provided on post acquisition retained earnings of subsidiaries, except where CZP controls the subsidiary's dividend policy and it is probable that the difference will not reverse through dividends or otherwise in the foreseeable future.

New or Revised Accounting Standards and Interpretations

Certain new IFRSs became effective for CZP from 1 January 2006, which in the future could be relevant to CZP's operations. Adoption of new or revised standards and interpretations did not have a material impact on CZP's consolidated financial statements. See Note 4 to CZP's unaudited consolidated interim financial statements for detailed discussion.

Also, certain new standards and interpretations have been published which are mandatory for CZP's accounting periods beginning on or after 1 January 2007 or later periods and which the entity has not yet adopted. These new standards and interpretations are not expected to significantly affect CZP's unaudited consolidated interim financial statements. See Note 5 to CZP's consolidated financial statements for a detailed discussion.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, CZP's financial position is routinely subject to a variety of market risks associated with commodity prices, foreign currency exchange rates and interest rates. CZP has neither historically entered into hedge transactions to manage such risks nor has it held or issued derivative financial instruments for trading purposes.

Credit risk

Financial assets, which potentially subject CZP to credit risk, consist principally of trade receivables. CZP has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. At 30 June 2006, Company had one debtor with an outstanding balance of RR 427 million, or 32% of the total amount of trade and other receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to CZP beyond the provisions already recorded.

Commodity price risk

CZP's operating results and financial condition depend largely on the prices of its main products, principally refined SHG zinc. CZP's prices for sales of zinc to both Russian and international customers are established by reference to the SHG zinc price quoted on the LME for the relevant quotation period. The price of zinc has been subject to significant volatility in the past. For example, the average zinc price for the first six months of 2006 was 234% higher than the average price for 2003, and prices continue to be affected by global and regional supply and demand dynamics and macroeconomic trends. See "—External Factors Affecting CZP's Results of Opinions—Demand and price for zinc in the global markets".

The price for CZP's principal raw material, zinc concentrate, is also typically determined by reference to the LME SHG zinc price for the relevant quotation period. As a result, a decrease in CZP's revenues resulting from lower SHG zinc prices would generally be mitigated to some extent by a reduction in CZP's costs of purchase of zinc concentrate. An increase in SHG zinc prices would result, on the other hand, in both higher revenues from zinc sales and higher costs incurred in purchasing zinc concentrate. The extent to which any increase in LME zinc prices is effectively retained by zinc miners, in the form of higher zinc concentrate prices, varies in accordance with the levels of supply and demand for zinc concentrate, and, in 2005 and the first six months of 2006, CZP believes that zinc miners have been able to retain the majority of these price increases as a result of a global shortage of zinc concentrate.

CZP expects that its completion of the acquisition of 100% of the operator of the Akzhal mine in August 2006 will reduce CZP's exposure to increases in the price of zinc concentrate. From January 2007, this mine is expected to supply not less than 25% of CZP's annual zinc concentrate requirements. CZP generally does not use commodity derivatives or fixed prices under its sales or supply agreements to manage its commodity price risks.

Foreign currency exchange rate risk

CZP's presentation and measurement currency is the rouble. The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the CBR. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. See "Currencies and Exchange Rates."

Substantially all of CZP's revenues are denominated in U.S. dollars or correlated with U.S. dollar-denominated LME zinc prices. Prices for CZP's purchases of zinc concentrate, which represent a substantial portion of cost of sales are also determined by reference to the LME zinc price. CZP's other costs, such as labour, utilities and transportation costs are largely incurred in roubles. The mix of CZP's revenues and costs is such that an appreciation in real terms of the rouble against the U.S. dollar tends to result in a decrease in CZP's operating margins, while a depreciation of the rouble against the U.S. dollar in real terms tends to result in an increase in CZP's operating margin. The rouble appreciated in real terms against the U.S. dollar by 2.8% in 2003, 7.9% in 2004 and 10.3% in 2005, according to the CBR.

As of 30 June 2006, all of CZP's outstanding long-term borrowings (totalling RR 3,669.9 million) were denominated in U.S. dollars. Depreciation of the rouble against the U.S. dollar in real terms would increase CZP's debt service obligations. To mitigate this risk, CZP retains a substantial portion of its cash from U.S. dollar-denominated sales in U.S. dollar bank accounts to repay U.S. dollar-denominated borrowings.

There are no formal arrangements to mitigate foreign exchange risks of CZP's operations. However, management believes that CZP's foreign exchange risks are mitigated to the extent that U.S. dollar-denominated sales are used to cover repayment of its U.S. dollar-denominated borrowings.

CZP is also exposed to a lesser extent to fluctuations in the exchange rate of the currency of Kazakhstan, where its mining operations are located, relative to the U.S. dollar. The majority of the operating costs of CZP's mining subsidiary are incurred in tenge, whereas substantially all of its sales are expected to be to CZP.

CZP is not currently exposed to any material risks arising from fluctuations in the exchange rate of any other currency against the rouble. CZP does not currently enter into formal arrangements to mitigate its residual foreign exchange risks.

Interest rate risk

CZP is exposed to interest rate risk on its long-term loans, and, as at 30 June 2006, all of CZP's long-term loans bore a floating rate of interest equal to the U.S. dollar LIBOR rate for the relevant monthly interest period, increased by a margin of 3.6% per year. See "—Liquidity and Capital Resources—Liquidity—Borrowings". CZP may also consider additional borrowings in future in order to provide funds for the implementation of its business strategy. Increases in interest rates would increase the cost of new debt, as well as the debt servicing costs of existing borrowings. Based on the amortisation schedule of CZP's long-term borrowings as of 30 June 2006, a hypothetical, instantaneous and unfavourable change of 100 basis points in the interest rate applicable to those borrowings would result in additional interest expense of approximately RR 33 million in 2007.

CZP does not currently use financial instruments, such as interest rate swaps or forward rate contracts, to manage its interest rate exposure under its long-term borrowings. CZP's income and operating cash flows are substantially independent of changes in market interest rates.

Zinc Industry

All information in this section, including forecasts and estimates, has been derived from Brook Hunt, mining and metal industry consultants, unless otherwise stated.

Global Zinc Industry Overview

The principal use for zinc worldwide is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounted for approximately 46% of total world zinc consumption in 2005. The other major uses for zinc include alloys' production, chemicals and rolled and extruded zinc, representing 29%, 11% and 10%, respectively, of total global zinc consumption in 2005.

It is estimated that the construction sector accounted for 45% of all zinc usage in 2005, followed by the transport sector (25%), consumer goods (10%) and industrial machinery (10%).

The zinc industry is affected by a combination of factors, including periods of economic growth or recession, worldwide production capacity and the existence of, and fluctuations in, exchange rates, inflation and protective trade measures. Zinc prices respond to supply and demand and have fluctuated in response to general and industry-specific economic conditions.

Zinc Production

In general, zinc producers can be divided into three broad categories:

- zinc mining businesses, which extract ore and produce a concentrate, which typically contains approximately 45-60% zinc, for sale on the custom concentrates market to smelters;
- zinc smelting businesses, which purchase zinc concentrates from mines in the custom market for processing to refined metal, and sell the refined metal directly to customers or onto the LME; and
- fully integrated production businesses, which mine and process ore through to refined zinc.

Zinc mining

There are zinc mining operations in approximately 40 countries, of which China, Australia, Peru, Canada and the United States are the largest producers. Together, these five countries accounted for approximately 65% of the total world mine production of 10.1 million tonnes in 2005. Australia and Peru are the largest net exporters, and Peru is the world's largest supplier of custom zinc concentrate. Much of this is supplied through traders rather than sold directly to smelters. The largest importing region is Western Europe, followed by South Korea and Japan. The main custom smelters are located in these regions. China also has a large net concentrate import requirement.

The zinc mining industry is fragmented, with the largest five companies in terms of output in 2005—Teck Cominco, Zinifex, Glencore, Hindustan Zinc and Anglo American—accounting for only 26% of world mine production in that period.

It is expected that, in 2006, global zinc mine production will amount to 10.7 million tonnes and will then increase, as a result of the anticipated commissioning of new mining capacity in 2007, to 11.7 million tonnes in 2007 and 12.7 million tonnes in 2008. Significant increases in production are expected in India, Peru, Bolivia, Australia, China and Mexico.

Zinc smelting

Total world refined zinc production was approximately 10.1 million tonnes in each of 2004 and 2005. The five leading zinc producing countries, in terms of output, accounted for 51% of total production of refined zinc in 2005. China was the largest single country producer in 2005, producing 2.7 million tonnes, followed by Canada, Japan, South Korea and Spain. Zinc production in China increased by 5.9% in 2005, while zinc production in Western Europe declined by 6.0% during the same period to 2.0 million tonnes. In 2005, global production capacity exceeded the global supply of zinc concentrate, and, as a result, some producers of refined zinc were required to operate at less than full capacity utilisation rates.

The zinc smelting industry remains fragmented as compared with certain other metallurgical sectors, with the largest five companies in terms of output in 2005 accounting for approximately 32% of global production of refined zinc in that period.

It is expected that global production of refined zinc will increase in 2006, 2007 and 2008 to 10.8 million tonnes, 11.9 million tonnes and 12.6 million tonnes, respectively. It is also anticipated that, in 2006 and, to a lesser extent, 2007, both smelter production capacity and capability will continue to exceed available concentrate feed in that period, with the result that some smelters may be required to continue to operate at less than full capacity utilisation rates.

Zinc Consumption

Global consumption of refined zinc increased at an annual rate of 3.9%, 7.0% and 3.0% in 2003, 2004 and 2005, respectively, and totalled approximately 10.7 million tonnes in 2005. The increase in consumption in this period was primarily attributable to demand in China and, to a lesser extent, other parts of Asia. In 2005, China accounted for 2.8 million tonnes of refined zinc consumption, equivalent to approximately 27% of global demand, and, as a result of the increase in its zinc consumption outpacing the expansion of its domestic refined zinc production, China became a net importer of refined zinc in 2005. As a result of the rate of increase in global consumption of refined zinc exceeding the rate of increase in supply, the world zinc market experienced an overall deficit of approximately 155,000 tonnes in 2004 and 556,000 tonnes in 2005. The production deficit in this period has been compensated by withdrawals from inventories, and, at August 1, 2006, inventories on the LME had fallen to 195,000 tonnes, as compared with 393,000 tonnes at the beginning of 2006.

It is expected that global zinc consumption will continue to increase in 2006, 2007 and 2008, to 11.4 million tonnes, 12.0 million tonnes and 12.6 million tonnes, respectively, which would represent respective annual growth rates of 6.7%, 5.5% and 5.2%. It is anticipated that short-term Chinese demand will continue to be supported by private and government-backed infrastructure projects, allied to the country's power, transport and urbanisation objectives.

Pricing

Zinc is an LME traded metal, and the price of sales of both refined zinc and zinc in zinc concentrate are typically determined by reference to the relevant LME prices. The LME also maintains records of inventories of zinc held by warehouses that have been approved by the LME to receive deliveries of registered brands of metal. The LME updates and publishes its inventory records on a daily basis.

The price for zinc concentrate produced by zinc mining businesses is determined by factors including the LME SHG zinc price and a negotiated treatment charge for processing the concentrate. Zinc mines typically obtain over 70% of gross revenue from zinc in zinc concentrate sales, with the balance derived from by-product metals. Most zinc concentrate is purchased under long-term contracts under which the treatment charge is negotiated annually. The treatment charge typically reflects the relative supply and demand dynamics of the zinc concentrate market, and a global deficit of zinc concentrate results in a higher price of zinc concentrate and a decline in treatment charges. Market participants may also enter into price participation agreements, which allow the treatment charge to increase and decrease with the LME price and therefore allocate the price risk between mining and smelting operations.

Refined zinc is generally sold directly to consumers or, in times of surplus, on a terminal market. The price is determined on the LME but producers are also able to charge a regional premium. The premium is determined according to various factors, including, in particular, the costs of obtaining the metal from an alternative source. In addition to the LME SHG zinc price and regional premium, a smelting operation's net revenue also depends on the price of zinc concentrate.

Price trends

In the past, refined zinc prices have experienced significant fluctuations, primarily as a result of factors including the cyclicality of consumption, levels of capacity and supply, the availability of substitutes, inventory levels maintained by producers, the actions of participants in the commodities trading markets, exchange rates, inflation rates and trade barriers. The main consumer of refined zinc is the steel industry, which itself is subject to cyclical variations in response to macroeconomic conditions.

Following a period from 2001 to 2003 when annual average prices did not exceed $900 per tonne of SHG zinc, zinc prices increased substantially from 2004 through to the second quarter of 2006. In the first six months of 2006, the LME cash price of a tonne of SHG refined zinc averaged $2,763, compared to $1,383, $1049 and $828 in 2005, 2004 and 2003, respectively, and, in October 2006, reached $4,000. The LME inventories of zinc have continued to decrease during this period. Treatment charges, which are generally agreed by miners and smelters on an annual basis, declined from 2003 to 2006 by approximately 63.3%.

These pricing and inventory trends are largely attributable to the substantial increase in demand for zinc since 2001 (see "—Global Zinc Industry Overview—Zinc Consumption"), which has exceeded the rate of increase of production. This lag in production growth is primarily attributable to both specific, localised circumstances, including production failures, closures and temporary shutdowns, and, more importantly, to decisions, made in periods of lower zinc prices, to reduce or delay investments in significant new mining projects.

In 2007, it is expected that, as a result of the continuing global deficit of zinc, average zinc prices are unlikely to decline significantly, as compared with the first six months of 2006. It is expected that the global supply of zinc will exceed global demand by 2008 or 2009, as a result of the expected commissioning of new mining projects in 2007-2008.

Russian Zinc Industry Overview

The primary consumers of refined zinc in Russia are producers of galvanized steel, non-ferrous metallurgical businesses and the chemicals industry. Demand for refined zinc in Russia has been subject to significant fluctuations since 1999, largely as a result of the substantial variations in Russian macroeconomic conditions in that period.

Zinc mining

In 2005, Russia produced approximately 177,000 tonnes of zinc in zinc concentrate, representing approximately 2% of total world production. Substantially all zinc concentrate produced in Russia in 2005 was sold to domestic customers. Under current Russian regulations, exports of zinc concentrate from Russia may only be made under an export licence. CZP does not currently produce zinc concentrate in Russia.

The major deposits of zinc ores in Russia are located in the Urals region, Western Siberia, the Eastern Baikal region of Siberia and the Far East. In 2005, the principal zinc mining and processing operators in Russia, in terms of output, included Uchalinski GOK, Ormet, Alexandrinskya Mining Company, Gaiski GOK and Dalpolimetal. CZP estimates that their capacity and output of zinc in zinc concentrate in 2005 were as set out in the table below.

	Location	Nominal capacity	Output
		(tonnes)	
Uchalinski GOK(1)	Urals region	100,000	109,000
Ormet	Urals region	20,000	18,000
Alexandrinskya Mining Company	Urals region	16,000	6,000
Gaiski GOK(1)	Urals region	15,000	8,515
Dalpolimetal	Far East	19,000	15,000

(1) Currently under common ownership with Electrozinc Plant.

Zinc smelting

Total Russian zinc production was approximately 198,000 tonnes in 2005 (representing approximately 8% and 2% of European and global zinc production, respectively), compared to 219,000 tonnes in 2004 and 244,000 tonnes in 2003. The decline in production levels of 19% from 2003 to 2005 was primarily attributable to a decrease in production at CZP. See "Business—Zinc Production—Products". Total production levels in Russia are expected to increase in 2006 to approximately 240,000 tonnes.

In 2003 to 2005, the aggregate zinc output of Russian producers continued to exceed total domestic zinc consumption, in spite of the trend in that period of increasing consumption and declining production. In 2005, total production of zinc in Russia exceeded domestic consumption by approximately 7%, and Russian producers continued to sell a portion of their output to export markets. See "—Pricing".

Sales of imported refined zinc, which is primarily derived from Kazakhstan and Uzbekistan, have decreased in Russia from 20,500 tonnes, or 16% of total zinc sales, in 2003 to 3,000 tonnes, or 3% of total zinc sales, in 2005. Imports of finished zinc products into Russia, other than imports from specified CIS countries, including Kazakhstan, are typically subject to tariff rates of 5%. See "Regulatory Matters—Regulation in the Russian Federation—Customs Duties and VAT".

Russian producers of refined zinc

The two principal zinc producers in Russia are CZP and Electrozinc Plant, which, in 2005, produced 56% and 44%, respectively, of the total Russian zinc production in 2005 and together accounted for 96% of sales of refined zinc in Russia.

CZP is a zinc smelting business. In August 2006, CZP completed the acquisition of a 100% interest in the operator of the Akzhal zinc ore mine in Kazakhstan, which, from January 2007, will supply a portion of CZP's annual zinc concentrate requirements. See "Business—Raw Materials—Zinc concentrate". CZP produced 116,000 tonnes of SHG zinc (with a minimum zinc content of 99.995%) in 2005, representing in excess of 95% of the total output of SHG zinc in Russia, which offers specific properties for several applications of zinc-based products that cannot be obtained generally from zinc grades with a lower purity content. For example, as compared with equivalent alloys that are made with a less pure grade of zinc, SHG ZAMAK alloys generally offer a higher quality of casting, and SHG zinc aluminium alloys provide advantages when applied in a hot galvanizing process, including superior adhesion properties and reduced loss of zinc through melting.

Electrozinc Plant, which is located in Vladikavkaz in the Caucuses region, has, since 2004, been under common ownership with the Russian zinc mining companies, Uchalinski GOK, Sibaiski GOK and Gaiski GOK, which, in 2005, produced in aggregate approximately 135,000 tonnes of zinc in zinc concentrate. In 2005, Electrozinc Plant had an estimated annual capacity of 100,000 tonnes of high grade zinc (with a zinc content of 99.95%).

Zinc Consumption

As a result of the general economic decline in Russia from 1991 through 1998, demand for zinc in Russia declined during that period. The Russian economy experienced an average annual growth rate of 6.1% from 2000 to 2005, and domestic demand for zinc products, particularly from the steel and chemical sectors, increased in that period. Consumption of finished zinc products was approximately 153,000 tonnes in 2005, an increase of approximately 3% from each of 2004 (151,400 tonnes) and 2003 (151,700 tonnes). The primary uses of zinc in Russia in 2005 included the production of galvanized steel (52%), paints and other chemicals (14%), alloys (9%) and brass (9%). Total consumption of finished zinc products is expected to continue to increase in Russia 2006 and 2007, largely as a result of the anticipated growth in galvanized steel production and housing construction.

Pricing

The prices for sales of zinc concentrate in Russia are largely determined according to factors including the LME SHG zinc price and the treatment charge. The price is typically subject to adjustment based on the LME price for the relevant quotation period.

The prices for sales of refined zinc in Russia are based on the LME SHG zinc price. Russian producers of refined zinc have generally been able to charge a premium to the LME price on domestic sales, mainly as a result of factors including the substantial transportation costs of imported zinc and the duty of 5% that the Russian Federation imposes on imports of refined zinc. See "Regulatory Matters".

Kazakhstan Zinc Mining Overview

In 2005, Kazakhstan produced 373,000 tonnes of zinc in zinc concentrate, representing approximately 3.6% of total world production. The largest producers in Kazakhstan include Kazakhmys, OJSC Shalkiya Zinc, OJSC KazZinc and Nova Zinc, which operates the Akzhal mine. In August 2006, CZP completed the acquisition of a 100% interest in the owner of Nova Zinc. See "Business—Raw Materials—Zinc concentrate—Akzhal mine".

Overview

CZP is the largest producer of zinc and zinc alloys in Russia in terms of production volume and sales revenues, according to Brook Hunt, and CZP believes that its production facilities at Chelyabinsk are among the most technologically advanced in the global zinc industry. CZP estimates that it currently accounts for in excess of 95% of the total output of SHG zinc in Russia, producing 116,400 tonnes of SHG zinc in 2005 (56% of total Russian zinc production) and 70,140 tonnes of SHG zinc in the first six months of 2006 (59% of total Russian zinc production). CZP generated 78% of its revenues in 2005 from sales to customers in Russia (57% in the first six months of 2006).

CZP's zinc production facilities employ modern technologies, including an advanced zinc electrolysis complex that was commissioned in 2003 with an annual production capacity of 200,000 tonnes of SHG zinc. CZP recovers on average approximately 97% of the zinc contained in the zinc concentrate that it processes to produce refined zinc. CZP registered its SHG zinc, with a zinc content of not less than 99.995%, at the LME in 2004 with the brand name CZP SHG. In 2005 and the first six months of 2006, CZP derived approximately 87% of its revenues from the sale of zinc and zinc alloys, with the remainder attributable to by-products of its zinc production process, including indium and cadmium. Beginning in April 2006, revenues also included sales of zinc concentrate and lead concentrate by its newly-acquired Kazakh mining subsidiary.

CZP's principal customers are Russian producers of galvanized steel, including MMK, NLMK and Severstal, from which CZP derived, in aggregate, 75% of its total revenues from Russian customers in 2005 (85% in the first six months of 2006). In 2005, CZP sold 27% of its SHG zinc output (41% in the first six months of 2006) to export markets through the Swiss trader, Euromin. CZP produces a range of value-added zinc alloys based on its SHG zinc, which offers specific properties for several applications of zinc-based products that cannot generally be obtained from zinc grades with a lower purity content. CZP has generally been able to negotiate a premium over the LME zinc price for domestic sales of its zinc products, largely as a result, CZP believes, of the relatively higher transportation and tariff costs to its customers of imported zinc products and the specifications of its SHG zinc products. In 2005, CZP estimates that its average premium for domestic sales of SHG zinc, calculated on a monthly basis by reference to zinc prices and the volume of sales for the relevant month, was approximately 11% (15% in the first six months of 2006).

CZP's zinc production facilities are located in the Urals region of Russia, close to several of its suppliers of zinc concentrate. As part of CZP's strategy of vertical integration, in August 2006 CZP completed the acquisition of an indirect 100% interest in Nova Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, which produced 26,500 tonnes of zinc in zinc concentrate in 2005. The mineral resources and ore reserves of Nova Zinc have been reviewed by SRK and reclassified in accordance with the JORC Code. As at 1 January 2006, Nova Zinc had estimated deposits under licence with reserves of zinc in ore of 439,000 tonnes. CZP estimates that, from January 2007, this mine will supply approximately 38,000 tonnes of zinc in concentrate each year, representing not less than 25% of CZP's annual zinc concentrate requirements. In addition, CZP has developed long-term relationships with the suppliers from which it currently purchases substantially all of its remaining zinc concentrate requirements.

In 2005, CZP had revenue of RR 4,791.2 million ($176.9 million), EBITDA of RR 658.4 million ($24.3 million) and EBITDA margin of 13.7% and, in the six months ended June 30, 2006, CZP had revenue of RR 6,072.9 million ($224.3 million), EBITDA of RR 2,169.3 million ($80.1 million) and EBITDA margin of 35.7%.

History and Development

CZP's predecessor, Chelyabinsk Electrolytic Zinc Plant, a state-owned enterprise, was established in 1935 with an annual capacity of 20,000 tonnes of zinc. The plant's capacity was increased to 70,000 tonnes of zinc per year by 1960, and, in 1987, the Italian engineering firm Snamprogetti Limited was awarded a contract to upgrade a substantial portion of the plant's production facilities.

In accordance with the Russian government's programme of the privatisation of Russian industry in the early 1990s, CZP was formed as an open joint stock company in May 1993 and subsequently privatised, initially through a distribution to its employees of vouchers that could be exchanged for shares in CZP. In the second half of the 1990s, Euromin Holding B.V., a subsidiary of the Switzerland-based trading group Vitol, began to acquire

a controlling stake in CZP and, by 2003, had increased its shareholding in CZP to approximately 87%. From 1999, the expansion and upgrading programme of CZP's plant recommenced, including, in 2003, the commissioning of an electrolysis complex with an annual capacity of 200,000 tonnes of SHG zinc. This programme was partially financed by loans from the EBRD.

In 2003, Arkley Capital S.à r.l. acquired a controlling interest in CZP through the purchase from the Vitol group of 100% of the shares of Euromin Holding B.V. (now NF Holdings B.V.). See "Principal and Selling Shareholders".

In April 2006, CZP acquired a 51% interest in Nova Trading under a share purchase agreement between River Grande Corporation (as Seller), CZP (as First Purchaser) and Arkley (UK) Limited (as Second Purchaser), dated 24 January 2006. In August 2006, CZP subsequently increased its stake in this company to 100%. Nova Trading holds a 100% stake in Nova Zinc, which operates the Akzhal zinc mine in Kazakhstan.

CZP is the holding company and operating company of its group. The table below shows CZP's significant subsidiaries as of 30 June, 2006.

Subsidiary	Nature of business	Jurisdiction of incorporation	Percentage ownership as at 30 June, 2006
			(%)
Nova Trading & Commerce AG.	Holding Company for Nova Zinc LLP	Switzerland	100
Nova Zinc LLP	Mining	Kazakhstan	100

Competitive Strengths

CZP believes that it benefits from the following principal competitive strengths:

Leading Russian producer of zinc and zinc alloys

CZP is the largest producer of zinc and zinc alloys in Russia in terms of production volume and sales revenues, according to Brook Hunt, and CZP estimates that it currently accounts for in excess of 95% of the total output of SHG zinc in Russia. CZP has long-standing relationships with its core customers, primarily in the Russian steel industry, and CZP produces a range of value-added zinc alloys based on its SHG zinc, which offers specific properties for several applications of zinc-based products that cannot generally be obtained from zinc grades with a lower purity content. CZP believes that the strength of its domestic market position, combined with the significant competitive challenges and capital investment requirements facing any potential new entrant, enables CZP to meet its strategic objective to grow its business with both existing and new customers and allows CZP to take advantage of the more attractive price opportunities in the Russian market. In 2005, CZP estimates that its average premium for sales of zinc to its Russian customers was approximately 11% over the LME zinc price, calculated on a monthly basis by reference to zinc prices and the volume of sales in the relevant month (15% in the first six months of 2006).

Competitive cost production

CZP has invested in modern technologies and implemented cost-management measures at its facilities in order to reduce its operating costs. For example, CZP was able to process approximately 24,000 tonnes of secondary and lower grade materials in 2005, an increase of more than 300% as compared with 2000. In addition, as a Russian-based producer, CZP also has access to lower cost labour, energy and transportation resources relative to some of its international competitors.

One of the global industry's most modern SHG zinc facilities and adoption of industry best practices

CZP believes that it has world class zinc production assets and that its zinc electrolysis facility at Chelyabinsk is among the most modern in the global zinc industry. In addition to its considerable experience in zinc production, CZP has adopted a range of industry best practices from the international metallurgical industry. CZP's quality management system at its production facilities in Chelyabinsk has been certified for compliance with ISO 9001:2000 standards by the German certification agency, TÜV NORD, and the French certification agency, BVQI, respectively.

Experienced management team with proven track record

CZP's management team has substantial experience in the zinc industry and has an established track record of successfully managing the company. They have introduced a corporate culture focused on the development of technological excellence and human resources as key factors in increasing productivity and profitability.

Commitment to environmental standards

CZP believes that its emphasis on sustainable development is a critical element of its future success. CZP is highly committed to the environment and has developed strict policies throughout its operations in order to minimise both the environmental impact of its operations on local communities and the costs that CZP would bear from non-compliance. In July 2006, CZP's environmental management system at its production facilities in Chelyabinsk was certified for compliance with ISO 14001:2004 standards by BVQI.

Strategy

CZP's objective is to be the preferred provider of high-quality zinc products to its core customers and the market leader in zinc production in Russia. To advance its objective, CZP plans to pursue the following strategies:

Increase its zinc production capacity to 200,000 tonnes per year by the end of 2009.

CZP is currently the largest producer of zinc in Russia, and it has typically been able to secure a relatively higher premium for its domestic sales as compared to export sales. Demand for zinc is expected to continue to increase in Russia, particularly in the construction sector, and Russian steel producers have begun to increase their galvanizing capacity. CZP believes that its planned expansion of overall production capacity to 200,000 tonnes of SHG zinc per year by the end of 2009 will enable it to secure its market leading position, raise further its profile in the sector and develop its existing relationships with leading Russian steel producers, as well as to consolidate its position relative to any potential new entrants to the Russian zinc market.

Continue its programme of investments to maintain its competitive costs structure, increase capacity utilisation and develop its product portfolio.

CZP believes that continuing investments in its production facilities will enable it to maintain its operating costs at competitive levels, as well as utilise further the capacity of its zinc production facilities. CZP is currently investing in additions and expansions to its production facilities, which would allow it to increase overall capacity to 180,000 tonnes of SHG zinc per year, as well as to process more secondary and lower grade materials. CZP believes that further investments to address existing bottlenecks will allow it to reach an overall production capacity of 200,000 tonnes per year by the end of 2009, in accordance with its business strategy.

Expand its mining assets to become substantially self-sufficient in zinc concentrate by 2010.

Following its acquisition of Nova Trading, the owner of the operator of the Akzhal zinc mine in Kazakhstan in 2006, which, based on current estimates, will supply CZP with not less than 25% of its annual zinc concentrate requirements from January 2007, CZP intends to continue to seek zinc mining assets for acquisition or exploration and development both in Russia and/or overseas with the objective of achieving substantial self-sufficiency in zinc concentrate by 2010. In December 2006, CZP plans to participate in an auction for a 25-year licence to explore and develop the Amurskoye zinc ore deposit in the Chelyabinsk region. CZP believes that increasing vertical integration will enable it increase security of access to raw materials, as well to mitigate the effects of higher zinc concentrate prices on its profit margins.

Zinc Production

CZP processes zinc concentrate at its facilities in Chelyabinsk to produce SHG zinc, which CZP uses to form several zinc alloys. CZP also extracts a range of valuable by-products during the production process. As a result of the advanced technologies employed in its zinc production facilities, CZP is able to recover, on average, approximately 97% of the zinc which is contained in the zinc concentrate that it purchases. See "—Raw Materials—Zinc Concentrate". CZP monitors its operations at all stages of the production process, and CZP's quality management system at its zinc production facilities in Chelyabinsk has been certified for compliance with ISO 9001:2000 standards in 2005 and 2006 by TÜV NORD and BVQI, respectively.

Production Facilities and Process

CZP's zinc production facilities are concentrated in the city of Chelyabinsk, which is located in the Urals region of Russia, and occupy approximately 69 hectares. CZP owns the facilities and the land on which they are constructed. The facilities comprise the following main plants for use in the zinc production process (see "—Production Facilities and Process"):

- a roasting plant;
- a sulphuric acid plant;
- a leaching plant;
- an electrolysis plant;
- a Waelz kiln plant; and
- a hydro-metallurgical processing plant.

A substantial portion of the plant's production facilities has been upgraded or constructed since 1987. See "—Capacity Utilisation—Capital expenditure". CZP has granted a pledge over a significant portion of its plant at Chelyabinsk plant to secure its obligations under two loans that it obtained in March 2006 to fund its acquisition of Nova Trading. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Borrowings".

The following diagram illustrates the principal steps in the hydrometallurgical zinc recovery process that CZP uses at its facilities in Chelyabinsk to produce its main zinc products, together with the associated by-products. These steps are explained in more detail below.



Roasting plant
Zinc concentrate roasting
Unloading and storage of concentrate
Sulfuric acid
Sulfuric acid plant
Zinc electrolysis complex
Cathode zinc remelting and zinc dust production
Zinc electrolysis
Zinc dust
Marketable zinc
Cake treatment with cadmium recovery
Calcine leaching
Cementation purification
Filtration
Waelz-oxide
Leaching plant
Zinc cake filtration
Zinc cake Waelz processing
Clinker
Hydrometallurgical plant
Waelz plant
Indium sponge production and its purification by electrolysis in a melt of salts
Indium extraction
Lead cake

Zinc concentrate handling

Sulphide zinc concentrate (with an average zinc content of 45-55%) is delivered by rail from CZP's suppliers (see "—Raw Materials—Zinc Concentrate") and unloaded at the concentrate house, which is equipped

with a heated platform to defrost deliveries of zinc concentrate in the winter months that may have become frozen in transit. When the concentrate house is full to capacity, unloading takes place at the adjacent ore stock yard. The concentrates are stored separately based on the ore deposits from where the material has been obtained. The concentrates are blended in the concentrate house by means of grab cranes in order to produce a blend that provides the required balance of zinc and impurities. The blend is then transported to the roasting plant by a conveyor belt system.

Zinc concentrate roasting

The zinc concentrate is roasted in order to transform its zinc content into a soluble form suitable for further processing by leaching. Roasting is performed in a fully automated process at the roasting plant. The roasting process is conducted at temperatures of approximately 950°C with the use of oxygen enriched air. The temperature is maintained by exothermic reactions, and approximately 80% of heat is captured and utilised in other areas of the production process. The key product of the zinc concentrate roasting process, zinc calcine, is transferred for further processing at the leaching plant. The roasting process also produces sulphur dioxide gas, which is sent to the sulphuric acid production plant.

Sulphuric acid production

The gases produced at the zinc concentrate roasting stage have an average sulphur dioxide content of 8-10%, and CZP processes them at the sulphuric acid plant to produce sulphuric acid for sale. The gas is cleaned to remove dust, dried and then oxidised using a vanadium catalyst to produce sulphuric anhydride. The sulphuric anhydride is sprayed with diluted sulphuric acid solution to produce concentrated sulphuric acid. CZP recovers approximately 1.5 tonnes of sulphuric acid for each tonne of zinc that it produces at the electrolysis plant. See "—Environment".

Zinc calcine leaching

The calcine produced in the roasting process is sent to the leaching plant to undergo a two-stage leaching process, using spent electrolyte from the electrolysis complex. As a result of this process, approximately 80-86% of the zinc content of the calcine, together with a number of impurities, including cadmium, are recovered in the form of a solution. The remaining part of the zinc contained in the calcine settles in a residue from the leaching process ("zinc cake"), and this zinc cake is sent to the Waelz kilns for further processing to recover zinc and several by-products. The zinc solution undergoes preliminary purification and is then sent to the zinc electrolysis complex for further purification and electrolysis.

Zinc electrolysis

The zinc solutions produced by leaching are sent to the zinc electrolysis complex for further recovery into "cathode zinc". The zinc solution is initially purified by means of a two-stage process of cementation purification, using zinc dust, to remove impurities which are harmful to electrolysis. The purified solution, with a zinc content of approximately 130-150 grams per litre, is mixed with spent electrolyte and then sent to the cell-house for electrolytic precipitation. The precipitation process results in zinc forming around the cathodes. This cathode zinc is then stripped approximately every 48 hours and sent to the smelting and casting plant in a largely mechanised process. Some of the remaining solution is enriched and recycled for electrolysis and the remainder is transferred to a leaching stage to recover by-products.

Smelting and casting

The cathode zinc produced at the electrolysis plan undergoes the final stages of processing at the adjacent smelting and casting plant. The cathode zinc, together with metals required for alloy production, is smelted in the induction furnaces and cast into ingots of 20-25 kilograms and blocks of 1.0-2.0 tonnes at the casting lines.

Waelz processing

The zinc cake residue formed by the leaching process, containing approximately 20% zinc together with indium, cadmium, lead, copper, gold and silver, is passed through Larox filters to reduce the volume of emissions of dust with a high zinc and lead content and then sent for processing at the Waelz kiln plant to recover zinc and those other by-products. The cake is mixed with coke breeze and heated in rotary horizontal cylindrical kilns, known as Waelz kilns, at a temperature of 1,250-1,350°C. The coke breeze produces an exothermic reaction. This process produces Waelz oxides (containing approximately 75% zinc oxide and oxides of cadmium, indium and lead) in gaseous form, which are captured in bag filters and sent to the hydrometallurgical plant for leaching, as well as copper clinker (containing 3-4% copper and 30-35% iron). Both the Waelz oxides and the copper clinker contain some amounts of gold and silver.

Waelz oxide leaching

The Waelz-oxides formed in the Waelz kilns undergo leaching at the hydrometallurgical plant in order to extract several valuable products, including zinc sulphate solution (which is sent to the leaching plant for further processing) and industrial zinc sulphate, lead cake (containing 30-40% lead and small amounts of gold and silver) and, following a further electrolysis stage, indium. The effluent waters from this treatment, which contain chlorine, are neutralised with soda ash, filtered on filter-presses and then transferred to the industrial storm treatment plant.

Capacity Utilisation

The following table shows the capacity and the capacity utilisation rate of each of CZP's principal production units as at and for the year ended 31 December 2005 and the six months ended 30 June 2006.

	Year ended 31 December 2005			Six months ended 30 June 2006		
Production Area	Capacity at 31 December 2005(1)	Output	Capacity Utilisation Rate(2)	Capacity at 30 June 2006(1)	Output	Capacity Utilisation Rate(2)
	(Tonnes per year)		(%)	(Tonnes per year)	(Tonnes per six months)	(%)
Roasting plant(3)	160,000	116,365	72.7	160,000	70,140	88.4
Sulphuric acid plant(3)	160,000	116,365	72.7	160,000	70,140	88.4
Leaching plant(3)	180,000	116,365	64.6	180,000	70,140	78.6
Electrolysis plant(3)	200,000	117,628	58.8	200,000	72,391	73.0
Smelting and casting plant(3)	200,000	116,365	58.2	200,000	70,140	70.7
Waelz kiln plant	115,000	114,424	99.5	115,000	57,342	99.7
Hydro-metallurgical processing plant(3)	47,000	46,422	98.8	47,000	25,591	108.9

(1) Capacity represents installed capacity and is calculated based on an average quality of raw material.

(2) Capacity utilisation is calculated as the ratio of actual production to installed capacity.

(3) Capacity is determined by reference to overall refined zinc production.

The roasting plant comprises five fluid-bed roasters. CZP generally operates up to three roasters simultaneously while other roasters undergo maintenance or repairs. The daily output of four of these roasters ranges from 240-420 tonnes and the daily output of the fifth roaster is 210-240 tonnes.

The sulphuric acid plant currently comprises four operational treatment units with a total capacity of 103 thousand normal cubic meters per hour. CZP's ability to utilise more fully the overall capacity rates of its zinc production facilities is currently restricted by the capacity rate of the sulphuric acid plant. CZP is renovating a fifth treatment unit, with a capacity of 40 thousand normal cubic meters per hour, which is currently expected to be operational by 2008. CZP believes that, based on estimated production levels, the commissioning of this fifth unit will allow CZP to align to a greater extent its capacity to process sulphur dioxide gas into sulphuric acid with overall production levels. See "—Capital expenditure".

The electrolysis plant, which was commissioned in 2003, comprises a solutions purification section, a cadmium section, a cell-house, a zinc spraying plant and a dross section. The cell house comprises 204 cells which are set out in two series to reduce the risk of disruption to production and to allow maintenance works to be performed.

The Waelz kiln plant currently comprises four Waelz kilns. The volume of zinc cake formed by the production process currently exceeds the aggregate capacity of these four Waelz kilns, and, as a result, CZP has accumulated a substantial stockpile of zinc cake. CZP has begun the construction of a fifth Waelz kiln in order to align its zinc cake processing capacity with overall production levels, and it is currently expected that this fifth Waelz kiln will be operational in 2007. See "—Capital expenditure".

Capital expenditure

As part of its strategy, CZP seeks to maintain, expand and increase the efficiency of its production facilities, as well as to lessen the environmental impact of its operations. CZP made an aggregate capital expenditure of RR 2,544.0 million from 1999 to 2002, of which it estimates RR 2,306.7 million was applied to the upgrading and expansion of its production facilities. CZP's investments in this period focused on the completion of the construction of the new electrolysis plant, the reconstruction of two sulphuric acid production units and the installation of Larox filters in the Waelz kiln plant and hydro-metallurgical processing plant. See "—Environment". As a result of these investments, CZP increased the overall annual production capacity of refined zinc at its plant from 130 thousand tonnes to 160 thousand tonnes.

From 2003 to 2005, CZP made an aggregate capital expenditure of RR 658.7 million, of which it estimates RR 438.1 million was applied to the upgrading and expansion of its production facilities. CZP made capital expenditures of RR 348.4 million in the first six months of 2006 (of which it estimates RR 119.4 million was applied to upgrading and expansion), and CZP currently estimates that its total capital expenditure for 2006 will be approximately RR 623.1 million (of which it estimates approximately RR 505.6 million will be applied to upgrading and expansion). CZP currently estimates that its total capital expenditure in 2007 will be approximately RR 600 million (of which it estimates approximately RR 510.6 million will be applied to upgrading and expansion).

The table below shows the main components of CZP's capital expenditure programme.

Project	Amount invested prior to 30 June 2006	Amount outstanding	Expected date of commission	Objective
	(Amounts in millions of roubles)			
Construction of Waelz kiln no. 5	338.4	337.3	2007	To increase the volume of secondary and lower grade materials that are processed.
Fifth sulphuric acid unit	5.3	637.6	2008	Reconstruction to remove bottleneck.
				As a result of this project and construction of Waelz kiln no.5. overall capacity is expected to increase to 180,000 tonnes of zinc per year.
Electrolysis plant	—	19.2	2009	Removal of a bottleneck
Roasting plant	—	332.4	2009	Reconstruction and removal of a bottleneck
Leaching plant	—	110.9	2009	Reconstruction and removal of a bottleneck.
				As a result of this project, the reconstruction of the roasting plant and the investment in the electrolysis plant, overall capacity is expected to increase to 200,000 tonnes of zinc per year
Total	343.7	1,437.4		

It is possible that actual expenditures and production output will differ, perhaps to a significant extent, from these estimates. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP will require a significant amount of cash to fund its capital investments, including investments to update or upgrade its existing equipment. If CZP is unable to generate this cash through its operations or through external sources, CZP may not be able to implement its business strategy".

Products

CZP produces SHG zinc, together with a range of zinc alloys which combine SHG zinc with other metals, including aluminium, nickel and copper. CZP also recovers a range of other products for sale from its zinc production process.

The table below shows CZP's volume of production of zinc and zinc alloys, together with by-products, for the periods indicated.

Product	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	(in tonnes, except indium in kilograms)				
Zinc and zinc alloys	177,336	151,974	116,366	52,733	70,140
Zinc in sulphate	3,015	2,418	2,373	1,014	1,480
Sulphuric acid	311,200	249,430	157,090	74,070	113,000
Indium	6,572	3,603	3,622	1,518	2,072
Cadmium	487	372	418	183	211
Lead cake	5,919	6,726	7,234	3,047	4,166
Copper clinker	72,904	72,293	74,346	37,568	36,781

Zinc and zinc alloys

In 2005, CZP produced 116.4 thousand tonnes of SHG zinc (70.1 thousand tonnes in the first six months of 2006). CZP currently expects that its total SHG zinc production in 2006 will be approximately 148 thousand tonnes. CZP's production of zinc in 2005 decreased by 23.4%, compared to 2004, primarily as a result of the reduced availability of supplies of zinc concentrate. CZP has taken measures in 2006 to increase the security of its supplies of zinc concentrate. See "—Raw Materials—Zinc concentrate". The volume of zinc that CZP has available for sale is generally approximately 7-9% lower than the volume of zinc that it produces since a portion of that zinc is consumed in the purification stage of the production process. As a result, CZP expects to sell approximately 137,000 tonnes of zinc in 2006.

CZP uses the majority of the SHG zinc that it produces to form alloys, although CZP also sells some in the form of pure SHG zinc. Zinc aluminium alloys (with an aluminium content of 0.3-0.4%) comprised CZP's principal alloy product in terms of volumes and revenues in 2005. This product is used primarily by CZP's customers in the steel industry to produce galvanized steel. In addition, CZP produces zinc nickel alloys and zinc copper alloys for use in the manufacturing of tubes and dies, respectively, and a zinc, aluminium and copper alloy ("ZAMAK") for use by its customers in the die-casting industry.

CZP's SHG zinc contains not less than 99.995% zinc. As a result, CZP's zinc and zinc alloys offer specific properties for several applications of zinc-based products that cannot generally be obtained from zinc grades with a lower purity content. For example, as compared with equivalent alloys that are made with a less pure grade of zinc, SHG ZAMAK alloys generally offer a higher quality of casting, and SHG zinc aluminium alloys provide advantages when applied in a hot galvanizing process, including superior adhesion properties and reduced loss of zinc through melting.

By-products

The volume of the various by-products that CZP extracts from the zinc production process is subject to fluctuations arising from both overall production levels and the blends of zinc concentrate that are processed.

The zinc in sulphate that CZP produces is mainly supplied to zinc mining businesses, including CZP's mining operations in Kazakhstan, for use in the process of enriching zinc ore during the production of zinc concentrate. CZP sells the sulphuric acid that it processes primarily to metallurgical and power plants and producers of chemical products, including fertilizers. CZP's high purity indium (with a 99.999% indium content) is used in electronic products such as liquid crystal display (LCD) televisions, and CZP's cadmium is primarily used in the manufacturing of lithium-cadmium batteries. The lead cake that CZP extracts is primarily sent for further processing by lead producers.

The copper clinker that CZP produces is primarily transferred to copper producers and, in return for payment of a treatment charge, returned to CZP in the form of gold and silver. The gold and silver by-products are either returned to the supplier of the zinc concentrate from which they were derived (depending on the terms of the relevant supply contract), sold by CZP to Russian banks or, in the case of silver, used in CZP's zinc production process. See "Regulatory Matters—Regulation in the Russian Federation—Precious metals regulations". Revenues derived from gold and silver are not currently material to CZP's results of operations.

Sales and Transportation of Products

In 2005, CZP derived RR 4,158.4 million, or 87% of its total revenues, from the sale of zinc and zinc alloys (RR 5,297.8 million in the first six months of 2006, or 87% of total revenues for that period), with the remainder of revenues in each period largely attributable to by-products of the production process, as well as, since April 2006, sales of zinc concentrate and lead concentrate by its newly-acquired Kazakh mining subsidiary. In total, CZP sold 105,138 tonnes of zinc in 2005 (63,458 tonnes in the first six months of 2006), of which 73% was sold to customers in Russia (59% in the first six months of 2006). CZP generally arranges the transportation of its exported products to ports in Russia for shipment by its customers.

Sales and Marketing

CZP's commercial department is responsible both for sales of CZP's products and purchases of raw materials, with a dedicated sales and purchasing team of ten employees in total as at 30 June 2006. CZP believes that the consolidation of sales and raw materials purchasing offices is typical in the global zinc industry.

CZP bases its marketing strategy on the development of close, long-term relationships with the customers for its products, by seeking to provide them with a consistent quality of product, competitive pricing and timely delivery of orders. CZP also seeks to respond to its customers' individual requirements, ranging from packing or delivery requirements to the development of new products, and CZP arranges meetings from time to time to discuss its products and the specific requirements of its customers. For example, CZP has introduced SHG zinc aluminium alloys into its range of products in response to demand from its customers in the galvanized steel industry. CZP believes that its SHG zinc alloy products have contributed to developing its relationship with its main customers in Russia. See "—Zinc Production—Products—Zinc and zinc alloys".

CZP's prices for domestic and export sales of zinc are established by reference to the SHG zinc price quoted on the LME for the relevant quotation period. The price of CZP's SHG zinc products for both domestic and export sales typically includes a premium over the LME zinc price that CZP negotiates annually with its customers. These premiums for CZP's SHG zinc products, which are generally higher as compared with other, less pure grades of zinc, are primarily determined by the availability and cost to CZP's customers of alternative sources of the required zinc products. As a result, premiums for domestic sales are generally higher as compared to export sales. See "—Domestic sales".

CZP sells its products primarily pursuant to sales contracts based on standard terms and conditions. CZP generally agrees to provide its customers with an agreed quantity of products of a specified quality during the course of a 12-month period. Generally, CZP requires its customers to pay by no later than the date of the delivery of its products, although, depending on market conditions, it may offer credit terms to its customers for sulphuric acid.

Domestic sales

CZP's sales to Russian customers generated revenue of RR 3,758.4 million, RR 3,089.5 million and RR 3,301.4 million in 2005, 2004 and 2003, respectively (representing 78%, 78% and 80%, respectively, of CZP's total revenue in those periods), and RR 3,443.4 million of revenue, or 57% of CZP's total sales revenue, for the six months ended 30 June 2006. CZP believes that it enjoyed the largest market share of sales of zinc products in Russia in each of those periods. In 2005, CZP sold, in terms of volume, approximately 82% of the zinc alloys that it produced to Russian customers (59% in the first six months of 2006).

CZP estimates that its average premium over the LME SHG zinc price for domestic sales of zinc, calculated on a monthly basis by reference to zinc prices and the volume of sales for the relevant month, was approximately 11% in 2005 (15% in the first six months of 2006). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—External Factors Affecting CZP's Results of Operations—Demand and price for zinc in the global markets".

CZP focuses primarily on the steel sector, where several Russian producers are increasing their galvanized steel capacity and, therefore, require zinc and zinc alloys. The following table shows, as a percentage of CZP's total sales revenue from sales of zinc and zinc alloys in Russia, a breakdown of CZP's sales by industry for the periods indicated.

Industry	Year ended 31 December			Six months ended 30 June 2006
	2003	2004	2005	
		(%)		
Steel	78.9	74.6	79.4	86.9
Non-ferrous alloys	0.5	1.2	2.4	4.4
Chemicals	4.3	5.2	4.5	2.5
Other	16.3	19.0	13.7	6.2

The steel sector, particularly the Russian steel producers, MMK, NLMK and Severstal, comprised CZP's largest single customer base in Russia in each of 2005 and the six months ended 30 June 2006. One of CZP's ultimate beneficial owners, Mr. V. Shvetsov, is a member of the board of directors of Severstal. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP derives the majority of its revenues from three Russian steel producers, and any material reduction in its volume of sales to them, or any termination of CZP's relationship with them, may adversely affect CZP's business, results of operations and financial condition". The table below shows the percentage of CZP's total revenues from Russian customers derived from sales of its products to MMK, NLMK and Severstal for the periods indicated.

Customer	Year ended 31 December 2003	2004	2005	Six months ended 30 June 2006
		(%)		
MMK	25.0	30.5	29.7	31.0
NLMK	15.9	4.5	22.7	31.1
Severstal	14.7	25.6	22.4	23.3

CZP sells most of the sulphuric acid that it produces to metal refineries and chemical companies, primarily in the Urals region of Russia. CZP currently has limited sulphuric acid storage facilities. See "Risk Factors—Risks Relating to CZP's Business and Industry—In the event that CZP is unable to sell the sulphuric acid that it produces during the zinc refinement process, it may be required to limit or reduce its overall production levels".

CZP supplies the copper clinker that it produces for processing by the Karabash Copper and Kyshtym Copper Electrolytic plants in Russia. The cadmium that CZP produces is sold to both domestic customers and export markets, depending on demand.

Export Sales

CZP's export sales generated revenue of RR 1,032.8 million, RR 883.0 million and RR 800.1 million in 2005, 2004 and 2003, respectively (representing 22%, 22% and 20%, respectively, of CZP's total revenue in those periods). In the six months ended 30 June 2006, CZP derived revenues of RR 2,629.6 million, or 43% of its total sales revenue, from sales to customers outside Russia. This increase in export revenues as a percentage of total revenues in the first six months of 2006 was primarily attributable to an increase in export sales by volume (41% of total sales in the six months ended 30 June 2006, as compared with 27% in 2005), as well as sales by its Kazakh mining subsidiary, Nova Zinc.

In 2005, CZP agreed an average premium for export sales of its zinc products that CZP estimates was approximately 1% over the corresponding LME zinc prices (2.5% in the first six months of 2006). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—External Factors Affecting CZP's Results of Operations—Demand and price for zinc in the global markets".

CZP sells its refined zinc products to overseas markets primarily through Euromin, a Swiss trading specialist. CZP believes that the use of Euromin allows CZP to access export markets at relatively low distribution costs. CZP's arrangements with Euromin allow CZP to obtain feed-back from the end-customers for its products. The international market for SHG zinc, as compared with other zinc grades, is generally more liquid due to the use by the LME of SHG as the quoted reference grade for zinc prices. CZP has generally been able to agree with Euromin flexible trading arrangements which allow CZP to determine the volume of its export sales largely in response to fluctuations in demand for CZP's products in Russia. There can be no assurance that CZP's arrangements with Euromin will continue on these terms. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP's results of operations and financial condition are largely dependent on the demand for zinc and zinc-based products in the Russian Federation".

There is currently no significant demand for indium or lead cake in Russia, and, in each of 2005 and the first six months of 2006, CZP sold substantially all of the indium that it produced to overseas customers through Euromin. The lead cake that CZP extracts is primarily sent for further processing by lead producers, primarily in Kazakhstan.

Zinc Tolling

In each of 2003, 2004 and 2005, CZP entered into tolling arrangements with Euromin for a fixed tolling fee per tonne of zinc concentrate processed. The volume of zinc that CZP sold under those arrangements was 27,881 tonnes, 38,239 tonnes and 12,273 tonnes in 2003, 2004 and 2005, respectively. CZP terminated those arrangements in 2005, following the revocation by the Russian Federation of export duties on refined zinc and import duties on zinc concentrate. CZP does not currently produce and sell any zinc under tolling arrangements.

Transportation of products

For domestic sales of its zinc products, title to the products normally transfers upon loading of products into railway wagons at Chelyabinsk. CZP delivers substantially all of its domestic products by rail. Generally, in return for a fee which is calculated on the basis of a 60-tonne railcar and varies from approximately $850 to $4,300 (excluding VAT), depending on the location of the customer, CZP arranges transportation of these products. CZP has convenient rail access to its main customers in the major steel producing regions located in the Urals region and the central and north-eastern parts of European Russia.

In relation to export sales of its zinc products, CZP delivers most of its products to the port of St. Petersburg by rail on a CIP (Carriage and Insurance Paid) basis. The current rail tariff for CZP's exported products is approximately $69 per tonne (excluding VAT) for deliveries to the port of St. Petersburg.

CZP leases on the terms of a financial lease a fleet of 40 specialised railcar containers that it uses for transportation of sulphuric acid to its customers in the Urals region and adjacent areas of Russia. CZP's customers pay the costs of this transportation, and acquire title to the sulphuric acid at CZP's loading area in Chelyabinsk.

Raw Materials

The principal raw material that CZP uses at its zinc production facilities is zinc concentrate. CZP's production operations require electricity, oxygen and gas, as well as water (see "—Energy" and "—Environment"). CZP also uses several auxiliary materials, including coke breeze, aluminium, silver, lead and manganese ore, as well as filter materials. CZP obtains these materials primarily from domestic suppliers, and, in 2005, CZP spent RR 283.1 million on these auxiliary materials (RR 168.5 million in the six months ended 30 June 2006).

In formulating its purchase policy, CZP concentrates on the price and the quality of its raw materials. For third party suppliers, CZP generally selects its suppliers through a competitive tender process and then seeks to establish long-term relationships with them. Generally, CZP signs its supply contracts for a term of one year.

Zinc concentrate

Zinc concentrate is supplied to CZP primarily in the form of zinc sulphide with a grade of approximately 50% zinc. The volume supplied is measured by reference to the volume of zinc contained in the zinc concentrate (the "zinc in concentrate"). CZP also obtains zinc feedstock from secondary materials. In 2005, CZP was supplied with a total of approximately 94,256 tonnes of zinc in concentrate (51,351 tonnes in the six months ended 30 June 2006).

In 2005, CZP obtained in aggregate approximately 63% of its zinc concentrate requirements from domestic suppliers and secondary materials (68% in the first six months of 2006), and imported the remaining 37% (32% in the first six months of 2006).

The table below shows the volume of zinc in concentrate supplied by CZP's principal suppliers together with secondary materials, for the periods indicated.

Source	Location	Year ended 31 December			Six months ended 30 June 2006
		2003	2004	2005	
			(tonnes)		
Ormet	Urals region	14,799	22,180	18,021	8,134
Alexandrinskya Mining Company	Urals region	9,763	6,468	5,967	2,999
Uchalinski GOK[1]	Urals region	96,849	34,772	21,586	12,031
Sibaiski GOK[1]	Urals region	—	—	1,706	—
Gaiski GOK[1]	Urals region	10,952	3,557	8,516	4,902
Bashkirskaya Mining Company	Urals region	—	1,685	3,160	407
Dalpolimetal	Far East	—	—	—	6,758
Secondary materials	—	18,770	20,376	24,837	12,820
Total Domestic	—	**151,133**	**89,038**	**83,793**	**48,051**
Imported	—	35,600	45,120	35,300	16,120
Total		**186,733**	**134,158**	**119,093**	**64,171**

(1) Currently under common ownership with Electrozinc Plant.

The volume of zinc in concentrate that CZP obtained from Uchalinski GOK in 2004 and 2005 decreased significantly, as compared with 2003. CZP believes that Uchalinski GOK supplied the majority of its output in 2004 and 2005 to its affiliated zinc producer, Electrozinc Plant (based in Vladikavkaz in the Caucuses region of Russia), which has been under common ownership with Uchalinski GOK since 2004. Primarily as a result of that decrease in supply, which was only partially offset by an increase in supplies from alternative sources, CZP reduced its volume of production of zinc in 2004 and 2005. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP is dependent on suppliers for zinc concentrate. A disruption in supply could have a material adverse effect on CZP's production levels and results of operations".

In accordance with its strategy to increase the security of its supplies of raw materials, CZP acquired a controlling interest in the operator of the Akzhal zinc mine in Kazakhstan in April 2006, and subsequently increased that stake to 100% in August 2006. See "—Akzhal mine". CZP estimates that, from January 2007, this mine will supply approximately 38,000 tonnes of zinc in concentrate each year, representing not less than 25% of CZP's annual zinc concentrate requirements. In December 2006, CZP plans to participate in an auction for a 25-year licence to explore and develop the Amurskoye zinc ore deposit in the Chelyabinsk region. While there can be no assurance that CZP's bid will be successful, the terms of the licence will require that zinc concentrate produced at the deposit be sold to purchasers in the Chelyabink region. CZP estimates that production of zinc concentrate at this deposit would be unlikely to commence before 2010-2011. CZP may consider further investments in zinc mining assets, both in Russia and elsewhere, in accordance with its strategy of achieving substantial self-sufficiency in zinc concentrate by 2010, although there can be no assurance that such acquisitions will be completed or will be adequate for CZP's requirements. See "Risk Factors—Risks Relating to CZP's Business and Industry—One of CZP's key strategies for growing its business is increased vertical integration through acquisitions. An inability to effectively compete for potential acquisitions or to realise the anticipated benefits of such acquisitions may significantly impact CZP's ability to fulfil its business strategy".

CZP has also agreed supply contracts for a term of two years with the UGMK Group (the owner of Uchalinski GOK and Gaiski GOK) and Dalpolimetal. These contracts are due to expire in December 2006 and December 2007, respectively, and CZP has substantially agreed terms to renew its contract with UGMK for a period up to and including 2009. CZP expects that, in 2007, UGMK and Dalpolimetal will supply approximately 50,000 tonnes and 20,000 tonnes, respectively, of zinc in concentrate. CZP generally enters into contracts for a term of one year with its other zinc concentrate suppliers and renews those contracts on an annual basis. CZP currently purchases all supplies of imported zinc concentrate through Euromin.

The price that CZP pays its suppliers for zinc concentrate is mostly determined according to factors including the LME zinc price for the relevant monthly quotation period, the quality of the concentrate and a treatment charge that CZP negotiates annually with its suppliers. The treatment charge is subject to adjustments based on the supply and demand dynamics of the zinc markets. For example, in 2005, global demand for zinc exceeded global supply and, as a consequence, treatment charges decreased, resulting in higher prices for zinc concentrate. See "Zinc Industry—Global Zinc Industry Overview—Pricing". CZP generally pays for its supplies of zinc concentrate following delivery, although CZP's contract arrangements typically provide for price adjustments depending on the quality of the delivered product.

Akzhal mine

In April 2006, CZP acquired an indirect controlling interest in Nova Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, and, in August 2006, CZP increased its stake in that company to 100%.

The Akzhal mine is located at the Akzhal lead zinc deposit in central Kazakhstan. The extraction of ores from the Akzhal mine is currently conducted by open-pit mining operations at its Central Pit. The mine also contains a second pit, referred to as the East Pit, which has been closed since 2004 for economic reasons and is currently partially flooded. CZP may in future consider the development of underground mining operations at the deposit.

Following a drilling and blasting stage at the Central Pit, ore is hauled via truck to the adjacent concentrator plant. At the concentrator, the ore is crushed and ground to a fine particle size, then enriched using the flotation method to produce zinc concentrate and lead concentrate. The concentrator plant has an annual processing capacity of 1.2 million tonnes of ore. There is also a heavy medium separation plant at the site, with an annual processing capacity of 800,000 tonnes, which is used to upgrade ore which is below the commercial cut-off grade. In 2005, the rate of recovery of zinc from ore at the Akzhal mine was approximately 91% and the resulting concentrate had an average zinc content of 53.4%. Nova Zinc has registered the right of ownership over its main production facilities at Akzhal and the right of temporary use of land where its main production facilities are located, and is in the process of registering the rights over its social facilities and land where these social facilities are located.

The table below shows production levels at the Akzhal mine for the periods indicated.

	Year ended 31 December			Six months ended 30 June
	2003	2004	2005	2006
	(amounts in tonnes, except percentages)			
Ore mined	968,210	1,082,678	1,159,237[(1)]	624,725
Zinc content (%)	3.25	3.38	2.52	2.96
Zinc (metal)	38,666	37,108	26,504	16,443

(1) Includes approximately 5,000 tonnes obtained from the East Pit, which has been closed since 2004.

Production levels decreased in 2005 primarily as a result of a reduction in earth moving capacity as a result of a decline in maintenance works performed on certain mining machinery. CZP expects that total volume of production at the Akzhal mine for 2006 will be approximately 33,000 to 34,000 tonnes of zinc in concentrate. Actual production levels will depend on several factors and may vary significantly from these estimates. In addition to its main capital expenditure programme at its Chelyabinsk facilities, CZP is currently considering investment plans for the mine to replace existing plant and equipment, including earth-moving machinery and equipment at the concentrator plant. Although these plans are still under formulation, CZP expects that the size of such investments will be significantly less than its capital expenditure programme at Chelyabinsk.

Nova Zinc sold 39,170 tonnes, 37,035 tonnes and 26,545 tonnes of zinc in concentrate in 2003, 2004 and 2005, respectively (16,626 tonnes in the first six months of 2006). Substantially all zinc concentrate sold by Nova Zinc in those periods was purchased by the international mining and trading group Glencore, principally by its subsidiary OJSC KazZinc. The existing supply contract of Nova Zinc with KazZinc is due to expire on December 31, 2006 and, starting from January 2007, all zinc concentrate produced at the Akzhal mine will be sold to CZP on an exclusive basis. CZP estimates that the Akzhal mine will supply approximately 38,000 tonnes of zinc in concentrate each year, representing not less than 25% of CZP's annual zinc concentrate requirements. Nova Zinc has agreements with a Kazakh haulage business for the transportation of materials and products between Akzhal and Nova Zinc's distribution centre, and with Kazakh railways for the transportation of its products by railway from the distribution centre to its customers. There are currently no duties payable in Kazakhstan on exports to Russia, and Russia does not currently impose duties on imports from Kazakhstan.

In addition, Nova Zinc produced 3,790 tonnes of lead in concentrate in 2005 (3,580 tonnes in the first six months of 2006). Nova Zinc sells this lead in concentrate to customers in Kazakhstan.

Currently, Nova Zinc carries out production of thermal energy, distribution and transmission of thermal energy and electricity and provision of services related to water supply, and such operations are regarded as activities of natural monopolies. Nova Zinc does not currently appear in the State Register of Natural Monopolies (the "Natural Monopolies Register"), but was approached by the Kazakhstan Agency for the Regulation of Natural Monopolies and Protection of Competition to submit a set of documents for inclusion of Nova Zinc in the Natural Monopolies Register and to provide a breakdown of the costs of supplying electricity and thermal energy separate from all other costs of other operations. Nova Zinc informed the Kazakhstan Agency for the Regulation of Natural Monopolies and Protection of Competition of the creation of a subsidiary (TOO Akzhal-Service ("Akzhal-Service")), to which it plans to transfer all operations regarded as the activities of natural monopolies, and applied to have Akzhal-Service included in the Natural Monopolies Register. At present Akzhal-Service has not been included in the Natural Monopolies Register as it has not yet obtained the necessary licences. CZP expects Akzhal-Service to be included in the Natural Monopolies Register in the first quarter of 2007.

Although Nova Zinc is not currently included in the Natural Monopolies Register, given that it continues to perform operations regarded as those of a natural monopoly, and that under these circumstances the regulatory authorities have approached Nova Zinc regarding its inclusion in the Natural Monopolies Register, there is a risk that Kazakh natural monopolies laws may be applied to Nova Zinc, including, arguably, a prohibition on conducting any activity other than activities relating to the sphere of natural monopolies, if Akzhal-Service fails to receive the necessary licences. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP's business could be adversely affected if it fails to obtain, maintain or renew necessary licences, including subsoil licences and subsoil use contracts, and permits, or fails to comply with the terms of its licences, subsoil use contracts or permits" and "Regulatory Matters—Regulation in Kazakhstan—Natural Monopolies".

As at 30 June 2006, approximately 1,180 personnel were employed at the Akzhal mine, of whom approximately 90% were employed in production-related functions. In April 2001, Nova Zinc concluded a collective agreement with its employees. The collective agreement was concluded for indefinite term and provides for certain guarantees for employees additional to those provided by Kazakh law. There were two industrial accidents at the Akzhal mine in 2003, four in 2005 and seven in 2006, of which two in 2005 and one in September 2006 were fatal.

Mineral resources and ore reserves of the Akzhal mine

The Mineral Resource and Ore Reserve Statements of Nova Zinc have been produced by U.K.-based SRK Consulting. SRK has summarised its review in the letter which is set out in Appendix I of this prospectus. As a result of its review, SRK concluded that Nova Zinc's mineral resources and ore reserves, respectively, as at 1 January 2006, classified in accordance with the JORC Code, are as set forth in the following tables.

Mineral Resource Statement as at 1 January 2006

	Tonnage (Mt)	Zinc (Zn) (%)	Zn (kt)	Lead (Pb) (%)	Pb (t)
Central Pit					
Indicated	10.4	4.1	420	0.5	52
Inferred	—	—	—	—	—
Sub-total	**10.4**	**4.1**	**420**	**0.5**	**52**
Underground Project					
Indicated	—	—	—	—	—
Inferred	11.1	3.9	438	1.3	147
Sub-total	**11.1**	**3.9**	**438**	**1.3**	**147**
Surface Stockpiles					
Indicated	2.6	1.3	34	0.2	4
Inferred	—	—	—	—	—
Sub-total	**2.6**	**1.3**	**34**	**0.2**	**4**
All Sources					
Indicated	**13.0**	**3.5**	**454**	**0.4**	**56**
Inferred	**11.1**	**3.9**	**438**	**1.3**	**147**
Grand Total	**24.1**	**3.7**	**892**	**0.8**	**203**

Ore Reserve Statement as at 1 January 2006

	Tonnage (Mt)	Zn (%)	Zn (kt)	Pb (%)	Pb (t)
Central Pit					
Probable	11.0	3.7	405	0.5	50
Sub-total	**11.0**	**3.7**	**405**	**0.5**	**50**
Surface Stockpiles					
Probable	2.6	1.3	34	0.2	4
Sub-total	**2.6**	**1.3**	**34**	**0.2**	**4**
All Sources					
Probable	13.6	3.2	439	0.4	54
Grand Total	**13.6**	**3.2**	**439**	**0.4**	**54**

See "Risk Factors—Risks Relating to CZP's Business and Industry—Estimates of resources and reserves are subject to uncertainties".

As the Akzhal mine is operated principally on the basis of a licence and subsoil use contract to extract mineral resources, which are each due to expire in 2017, and the operator does not have any property rights in these resources, these reserves may not be directly comparable to the reserves of the competitors of Akzhal mine, who may have direct ownership of the mineral resources estimated in their reserves. The principal subsoil use contract requires that the operator of the Akzhal mine comply with a specified programme of mining works, and the licence may be suspended by the Kazakhstan authorities with immediate effect for breach of that programme or on other grounds, including non-compliance with the tax, environmental or mining legislation of Kazakhstan. In the event that the mining operator fails to cure the relevant breach, the authorities may revoke the licence and then terminate the subsoil use contract. The operator of the mine has been in breach of certain of the conditions of the contract, including in relation to its programme of mining works. Moreover, the subsoil use licence and the contract were originally granted to Nova Trading. In 2001, the subsoil use contract was assigned to Nova Trading's subsidiary Nova Zinc, which is the current operator of the mine, although the licence has not been reissued in the name of Nova Zinc. As a result, there is a risk that Nova Zinc's rights to operate the mine may not be fully compliant with applicable Kazakh legal requirements, although, in practice, the authorities do not generally reissue licences following the introduction of new subsoil use legislation in 1999. In addition, certain elements of CZP's acquisition of a 100% stake in Nova Zinc through its subsidiary Nova Trading were not fully compliant with the requirement to obtain a waiver of the pre-emption rights of Kazakhstan state and obtain Kazakh antimonopoly approval. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP's business could be adversely affected if it fails to obtain, maintain or renew necessary licences, including subsoil licences and subsoil use contracts, and permits or fail to comply with the terms of its licences, subsoil use contracts or permits".

Nova Zinc is required by Kazakh law and the subsoil use contract to maintain certain types of insurance with respect to its mining activities. Nova Zinc currently complies with the insurance requirements set forth by Kazakh law, although it is not fully compliant with the insurance requirements of the subsoil use contract. Non-compliance by the licencee with the requirements of the subsoil use contract formally constitutes grounds for suspension or cancellation of its subsoil use rights. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP's business could be adversely affected if it fails to obtain, maintain or renew necessary licences, including subsoil licences and subsoil use contracts, and permits or fail to comply with the terms of its licences, subsoil use contracts or permits", "Risk Factors—Risks Relating to CZP's Business and Industry—CZP does not carry the types of insurance coverage customary in more economically developed countries for a business of CZP's size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all" and "Regulatory Matters—Regulation in Kazakhstan—Subsoil Licensing—Other subsoil use terms—Insurance".

In addition, Nova Zinc previously held licences for development of six mines other than Akzhal but has transferred them to Er-Tay LLP.

Energy

CZP's zinc production process requires significant amounts of electricity, primarily for the electrolysis process. During 2005, CZP consumed 520.7 million Kwh of power energy at its facilities in Chelyabinsk (309.6 million Kwh in the first six months of 2006).

CZP purchased approximately 70% of its supplies of electricity in 2005 from OAO Chelyabenergo, a subsidiary of RAO UES. CZP's current supply agreement with OAO Chelyabenergo, which is renewed on an annual basis, expires on 31 December 2006. CZP's supply agreement employs a dual-tariff structure, under which CZP pays for both available capacity and actual consumption of electricity. These tariffs are currently determined by the Unified Tariff Committee of the Chelyabinsk region. CZP purchased the remainder of its electricity requirements in 2005 from the wholesale electricity market at the spot price at the time of purchase, which are generally slightly lower than the prices charged by OAO Chelyabenergo. Prices for electricity in the Russian market have continued to increase and CZP anticipates further increases as a result of the expected significant capital expenditure requirements of the Russian electricity industry and the restructuring of that industry. Electricity is supplied to CZP's production facilities from three separate power lines, and CZP believes that this arrangement reduces the risk of a disruption to its supplies.

CZP also uses natural gas at various stages of the production process. CZP purchases all its natural gas supplies from Mezhregiongas, a subsidiary of Gazprom, the national gas supplier of Russia. In 2005, CZP purchased 21.3 billion cubic meters of natural gas (9.5 billion cubic meters in the first six months of 2006).

CZP also requires oxygen for use in its zinc concentrate roasters. CZP currently obtains its supplies of oxygen from the Mechel Steel Group in Chelyabinsk. In 2005, CZP purchased 34.2 million cubic meters of oxygen (22.7 million cubic meters in the first six months of 2006). CZP is currently conducting a feasibility study for the construction of an oxygen plant.

Transportation of raw materials

In 2005, CZP received by rail substantially all its raw materials. CZP's principal supplier of rail transportation services is South Urals Railways, a subsidiary of the state-owned rail monopoly, Russian Railways. CZP's contract with South Urals Railways is renewed on an annual basis. The transportation tariffs are fixed at approximately $8 to $100 (excluding VAT) per tonne, depending on the location of the relevant supplier. CZP reimburses its zinc concentrate suppliers for the transportation costs incurred.

Several of CZP's suppliers of zinc concentrate are located in the Urals region. Imports of zinc concentrate are typically transported by rail to CZP's plant in Chelyabinsk from the port of St. Petersburg.

Research and Development

CZP employs a team of research specialists at its facilities in Chelyabinsk to carry out basic research and applied technology development activities. CZP's research activities primarily focus on the improvement of existing technologies and products in accordance with its customers' requirements and the development of new products and equipment. CZP also seeks methods of increasing the efficiency of its zinc production by developing changes to working practices and operational methods to reduce its operating costs. As at 30 June 2006, CZP employed a total of 30 researchers. CZP also engages third-party consultants to conduct reviews of its operations.

As of 30 June 2006, CZP held 54 patents for applied technologies and equipment relating to the production of zinc, indium and sulphuric acid. In addition, CZP has registered the "Chelyabinsk Zinc Plant" trademark in Russia, and, in 2004, CZP registered its SHG zinc at the LME under the brand name CZP SHG (Chelyabinsk. CZP spent approximately RR 5.0 million, RR 3.4 million and RR 3.9 million thousand on research and development in 2003, 2004 and 2005, respectively (RR 2.9 million in the six months ended 30 June 2006).

Environment

CZP regards sustainable development as one of its key objectives. In July 2006, CZP's environmental management system at its zinc production facilities in Chelyabinsk was certified for compliance with ISO 14001:2004 by the French certification agency, BVQI. CZP monitors current Russian and international environmental regulations, in order to enable it to comply with current regulations and implement any necessary remedial actions. CZP has also introduced a programme of regular inspection of its production facilities by both internal and independent monitors to ascertain compliance with applicable environmental regulations. CZP seeks to anticipate potential issues, and, if it concludes that action is necessary, CZP is generally able to implement measures to address the problem at a relatively early stage.

CZP has implemented programmes to reduce the impact on the environment of its operations at Chelyabinsk. For example, CZP has introduced a closed cycle water management policy in order to reduce in its production processes both the volume of water that it consumes and the volume of water that is discharged externally. As a result, CZP currently recycles approximately 97% of the 4.5 thousand cubic meters of water that it uses each day in its production process. As a result of its investments in its sulphuric acid production plant, CZP has reduced the volume of sulphur dioxide emissions for each tonne of zinc produced by its plant from 24.2 kilograms per tonne in 1999 to 16.1 kilograms per tonne in 2005 (13.5 kilograms per tonne in the first six months of 2006). CZP has also installed Larox filters to reduce the volume of dust emissions from its plant with a high zinc and lead content. See "—Zinc Production—Production Facilities and Process".

CZP continues to be the subject of environmental investigations from time to time by the Russian authorities although the regulatory prescriptions as a result of those investigations have not previously had a material adverse effect on CZP's business or results of operations. CZP is also currently evaluating the potential consequences of the recent ratification by Russia of the Kyoto Protocol. Although the Russian government has not yet issued any specific guidance to indicate how quotas on greenhouse gas emissions will be distributed and how other requirements arising out of the protocol will be implemented in Russia, CZP does not currently anticipate that the implementation of the protocol in Russia will have a material impact on its business. See "Regulatory Matters—Environmental Regulation".

CZP currently expects that it will invest in aggregate approximately $200,000 during 2007–2008 at its mining operations at Akzhal in Kazakhstan in order to address certain breaches of Kazakh environmental regulations that have occurred at the mine. These investments will include measures to reduce dust emissions, as well as the implementation of an environmental management system. As a condition of Nova Zinc's subsoil use contract in Kazakhstan, it must also pay every second year into a fund held at a closed account of Nova Zinc for the eventual rehabilitation of its Kazakh mines. The total size of the fund is set at five million tenge (approximately $40,000), and SRK has estimated in its report that the ultimate rehabilitation expenses at the mine would be substantially higher than the size of this fund, if closure and post closure plans for CZP's mining assets were derived in accordance with acceptable international environmental standards (as stipulated in the World Bank Guidelines and indicated in the Equator Principals, which are more onerous than applicable Kazakh or Russian environmental regulations). See "Risk Factors—Risks Relating to CZP's Business and Industry—More stringent environmental laws and regulations or stricter enforcement of existing environmental laws and regulations in Russia and Kazakhstan may have a significant negative effect on CZP's operating results. Furthermore, compliance with environmental laws requires ongoing expenditure and considerable capital commitments, while non-compliance may subject CZP to significant penalties, including the suspension or revocation of its subsoil use rights in Kazakhstan".

Employees and Health and Safety

CZP's management considers CZP's employees to be one of the most important assets of the organisation. CZP's personnel policy focuses on:

- rewarding labour productivity through remuneration and other benefits;
- ensuring a high level of industrial safety and appropriate working conditions; and
- increasing the level of employee skills.

CZP's relations with its employees, including working hours, health and safety, disputes, termination of employment, vacations and benefits, are governed, in accordance with Russian labour law, by a collective bargaining agreement, which was approved in 2005 for a term of three years.

The number of employees of CZP's zinc production operations at Chelyabinsk totalled 2,091, 1,893 and 1,799 as at 31 December 2003, 2004 and 2005, respectively, and approximately 1,606 as at 30 June 2006. Personnel numbers had previously been reduced from a total of 2,413 employees as at 31 December 1995. As at 30 June 2006, approximately 1,255 personnel, or 78% of CZP's total personnel, were employed in zinc production operations, with substantially all of the remainder employed in management (11%) and in specialist roles (10%). In addition, as at 30 June 2006, CZP employed 1,180 personnel in its Akzhal mining operations in Kazakhstan.

CZP's staff remuneration structure consists of a base component, calculated according to the qualifications and experience of the employee, and a performance-related bonus. CZP increased wage levels at an annual rate of 14% in 2005, compared to 2004. The remuneration package that CZP offers its employees also includes mandatory and voluntary medical insurance, dental care and membership of a non-state pension fund scheme. See "—Pension Fund". CZP also provides medical and other health services to its employees, and, in 2005, CZP spent approximately RR 8.6 million on the provision of these services (RR 4.8 million in the first six months of 2006).

CZP regards the professional development of its staff as a key area of its human resources policy and CZP organises training programmes for its personnel.

In 2005, CZP invested approximately RR 23.1 million in its industrial health and safety programme, an increase of approximately RR 7.1 million from 2004, and, in the six months ended 30 June 2006, CZP invested RR 11.3 million in that programme. There were two industrial accidents at CZP's facilities in Chelyabinsk in 2005 (four in the first six months of 2006), although none of these accidents resulted in serious injury or death. There were two industrial accidents at the Akzhal mine in 2003, four in 2005 and seven in 2006, and two of those accidents in 2005 and one in September 2006 were fatal. See "Risk Factors—Risks Relating to CZP's Business and Industry—CZP is subject to mining and related risks", "Regulatory Matters—Regulation in the Russian Federation—Health and Safety" and "Regulatory Matters—Regulation in Kazakhstan—Employment and Labour".

Pension Fund

CZP has established a non-state pension fund programme with the Sotsialnaya Zashchita Starosti NPF, one of the largest providers of pension funds services in the Urals region. As of 30 June 2006, 808 of CZP's employees were members of the pension fund.

In 2005 and in the six months ended 30 June 2006, CZP paid RR 1.3 million and RR 0.8 million, respectively, into the fund. As of 30 June 2006, the fund's pension reserves were RR 1,011.5 million.

Insurance

The insurance industry is not yet well developed in Russia, and many forms of insurance protection that are common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, CZP insures the main plant items at its zinc production operations in Chelyabinsk against a range of risks, including fire, explosion and acts of nature, and CZP also insures against machinery and equipment breakdown. CZP insures this property for the cost of replacement. CZP has also obtained insurance against the risk of business interruption, subject to a 90-day deductible limit. CZP maintains this insurance with a Russian insurance company. CZP has on some occasions made late payment of the annual premium for its insurance policies, although these policies have to date been renewed upon expiry.

CZP also maintains, in accordance with the requirements of Russian law, insurance against third-party liability for injuries and losses, including environmental damage, caused by dangerous substances and accidents on its production sites. In 2005, CZP paid, in total, annual premiums of RR 42.3 million.

Litigation

CZP has been and continues to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, inquiries and actions regarding tax, labour, environmental and other matters, which, in the past, have resulted in damage awards, settlements or administrative sanctions, including fines.

CZP is not, nor has it been, involved in any governmental, legal or arbitration proceedings during the three years preceding the date of this prospectus that may have, or have had in the recent past, significant effects on the financial position or profitability of CZP (including, for the avoidance of doubt, its consolidated subsidiaries) nor is CZP aware that any such proceedings are pending or threatened.

Due to uncertainties in the legal and regulatory process, there can be no assurance that CZP will not become subject to proceedings or adjudications in the future that could have a material adverse effect on CZP, its results of operations or its financial condition. See "Risk Factors—Legal Risks and Uncertainties—Weaknesses within the Russian and Kazakh create an uncertain environment for investment and business activity" and "Risk Factors—Legal Risks and Uncertainties—Findings of failure to comply with existing laws or regulations or the directives of government inspections, or unlawful or arbitrary government action, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect CZP's business, financial condition, results of operations and prospects".

Management and Corporate Governance

Board of Directors

CZP's Board of Directors is responsible for general management matters, with the exception of those matters designated by law and CZP's charter as being the exclusive responsibility of the General Meeting of Shareholders. For a more detailed discussion of the responsibilities of the Board of Directors, see "Description of Share Capital and Certain Requirements of Russian Legislation".

CZP's Board of Directors currently consists of seven members. Two members of CZP's Board of Directors, Mr. Radik V. Sharifzianov and Mr. Alexei V. Shilov, are independent directors in accordance with the criteria set out in the Russian Joint Stock Companies Law and CZP's Corporate Governance Code, which differ in certain respects from the criteria for independent directors that are set out in the U.K. Combined Code. Those directors are referred to as independent directors. CZP intends to maintain at least two such independent directors on its Board of Directors following the offering, and is currently considering the appointment of a third independent director.

The table below shows the current members of CZP's Board of Directors. All of CZP's current directors were elected on 20 April 2006, and their terms expire on the date of CZP's next annual shareholders' meeting, which is scheduled for April 2007. The business address for each of CZP's directors is c/o 24 Sverdlovsky Trakt, Chelyabinsk 454008, Russian Federation.

Name	Year of Birth	Position
Mr. Sergei I. Moiseyev	1970	Chairman of the Board of Directors
Mr. Boris D. Birman	1959	Director
Mr. Alexander A. Fedorov	1952	Director
Mr. Vsevolod V. Geikhman	1946	Director
Mr. Leonid A. Kazanbaev	1946	Director
Mr. Radik V. Sharifzianov	1978	Director (Independent)
Mr. Alexei V. Shilov	1969	Director (Independent)

Mr. Sergei Moiseyev has been a member of CZP's Board of Directors since 2003 and the Chairman since August 2006. From 2000 to 2002, Mr. Moiseyev was the Managing Director of RS Financial in Vienna, Austria, and, from 2002 to 2003, he was Director of Commercial Management at MP OJSC ChTPZ. From 2003 to 2005, Mr. Moiseyev was Deputy General Director of CJSC Gruppa ChTPZ (an affiliate of CZP). Since July 2005, he has been a Director of CZP's indirect shareholder, Arkley Capital S.à r.l, as well as Chairman of the Board of Directors of ChTPZ-META and a director of the following companies: OJSC Chelyabinsk Tube Rolling Plant ("OJSC ChTPZ"), Uraltrubostal, MZMZ-VMM, ZSMI, SKS MeTriS, ChTPZ-KTS, CJSC SOT and TD Uraltrubostal. Mr. Moiseyev is a graduate of the Moscow State Finance Academy.

Mr. Boris D. Birman has been a member of CZP's Board of Directors since 1997. Mr. Birman joined CZP in 1980, where he worked in various metallurgical roles, including deputy head of the hydrometallurgical plant, before leaving to join Konversia Corporation as an Economics Director in June 1990. Between 1992 and 1996, Mr. Birman was the managing director of Binom, an investment company. In 1996, Mr. Birman rejoined CZP as Deputy General Director. He assumed his current role as Finance Director in 1997. Mr. Birman is a graduate of the Moscow Steel and Alloys Institute.

Mr. Alexander A. Fedorov has been a member of CZP's Board of Directors since 2003. Mr. Fedorov joined OJSC ChTPZ (which is currently under common ownership with CZP) in 1976, where he has been General Director since 1996 and Chairman of the Board of Directors since 2003. Mr. Fedorov is also currently Chairman of the Board of Directors of TD Uraltrubostal, OJSC ChTPZ and MTs ChTPZ, as well as a director of the following companies: SKS MeTriS, MZMZ-VMM, SOT, OJSC ChTPZ-Meta, ZSMI, Uraltrubostal and Neftegazstroy-Vostok. Mr. Fedorov is a graduate of the Chelyabinsk Polytechnic Institute.

Mr. Vsevolod V. Geikhman has been a member of CZP's Board of Directors since 1996. Mr. Geikhman joined CZP in 1970. Mr. Geikhman has worked at CZP in a number of positions since that time including as Deputy General Director of economic and foreign relations for eight years and as General Director since 1996. He is also a director of CZP's Kazakh subsidiary, Nova Zinc. Mr. Geikhman is a graduate of the Leningrad Technological Institute.

Mr. Leonid A. Kazanbaev has been a member of CZP's Board of Directors since 2002. Mr. Kazanbaev joined CZP in 1974. Since that time, Mr. Kazanbaev has worked in a variety of engineering positions at CZP,

including, from 1990 to 1997, as Chief Engineer. Since 1997, Mr. Kazanbaev has been the Technical Director of CZP. Mr. Kazanbaev is also a member of the supervisory board of CZP's Kazakh subsidiary, Nova Zinc. Mr. Kazanbaev is a graduate of the Urals Polytechnical Institute.

Mr. Radik V. Sharifzianov has been a member of CZP's Board of Directors since 2003. From 2003 to 2004, he was a member of the secretariat of the Board of Directors of OJSC Russian Railways, where, since 2004, he has been assistant to the President. He has also held various legal consultancy roles in 2002-2006. Mr. Sharifzianov is a graduate of the Chelyabinsk State University.

Mr. Alexei V. Shilov has been a member of CZP's Board of Directors since 2003. From 2000 to 2001, Mr. Shilov was Chief Specialist and Consultant of a Department of the Ministry of Taxes and Levies of the Russian Federation. From 2001 to 2002, he was Deputy General Director for Tax and Banking at Federal State Unitary Enterprise "Rosspirtprom". Since 2002, Mr. Shilov has been Deputy General Director at the Federal State Unitary Enterprise "Administration of Civil Airports (Aerodromes)" and, from 2003 to 2004, he was head of the Secretariat of the Board of Directors of OJSC Russian Railways. Since 2005, Mr. Shilov has been a member of the Board of Directors of CJSC LT-Group. Mr. Shilov is a graduate of the Moscow International University of Business and Management.

Management Board

The Management Board is CZP's collective executive body and is appointed by the Board of Directors under the proposal of the General Director. The Management Board is principally responsible for the day-to-day management of CZP's business.

The table below shows the current members of CZP's Management Board. All of these members of CZP's Management Board were elected on 20 April 2006, and their terms expire on 20 April 2007. The business address for each member of the Management Board is 24 Sverdlovsky Trakt, Chelyabinsk 454008, Russian Federation.

Name	Year of Birth	Position
Mr. Vsevolod V. Geikhman	1946	General Director
Mr. Berislav Galovich	1952	Commercial Director
Mr. Petr V. Kondakov	1955	Deputy Commercial Director
Mr. Vasilii V. Krokhalyov-Lyalin	1956	Chief Accountant
Mr. Pavel A. Ryzhiy	1959	Personnel Director
Ms. Nella I. Sukhanova	1949	Head of Planning and Economic Department
Mr. Alexander V. Zatonsky	1966	Production Director

Mr. Vsevolod V. Geikhman has been a member of CZP's Management Board since 1993. See "—Board of Directors" for a brief biography of Mr. Geikhman.

Mr. Berislav Galovich has been a member of CZP's Management Board since 1996. Mr. Galovich currently serves as Commercial Director, which position he has held since 2004. From 1998 to 2002, Mr. Galovich was head of the Urals regional office of Euromin which was the controlling shareholder of CZP until 2003. In 2002 to 2004, he served as Commercial Director at the Moscow representative office of CZP. Mr. Galovich is a graduate of the Belgrade College of Foreign Trade.

Mr. Petr V. Kondakov has been a member of CZP's Management Board since 2003. Mr. Kondakov joined CZP in 1982. Mr Kondakov currently serves as Deputy Commercial Director, which position he has held since 1997. Mr. Kondakov is a graduate of the Chelyabinsk Polytechnical Institute.

Mr. Vasilii V. Krokhalyov-Lyalin has been a member of CZP's Management Board since 1993. Mr. Krokhalyov-Lyalin joined CZP in 1992. Mr. Krokhalyov-Lyalin currently serves as Chief Accountant, which position he has held since 1998. Mr. Krokhalyov-Lyalin is a graduate of the Soviet Finance & Economics Institute.

Mr. Pavel A. Ryzhiy has been a member of CZP's Management Board since 2006. Mr. Ryzhiy joined CZP in 2002. Mr. Ryzhiy currently serves as Personnel Director, which position he has held since 2002. From 1997 to 2002, he was General Director of LLC SP Otel. Mr. Ryzhiy is also currently the Chairman of the Board of Directors of CZP's subsidiary, LLC Sots-Service. Mr. Ryzhiy is a graduate of Chelyabinsk State University.

Ms. Nella I. Sukhanova has been a member of CZP's Management Board since 2003. Ms. Sukhanova joined CZP in 1979. Ms. Sukhanova currently serves as Head of the Planning and Economic Department, which positions she has held since 2002. She is also currently a member of the Board of Directors of CZP's subsidiary, LLC Sots-Service. Ms. Sukhanova is a graduate of the Soviet Finance & Economics Institute.

Mr. Alexander V. Zatonsky has been a member of CZP's Management Board since 2006. Mr. Zatonsky joined CZP in 1988 and, from 1999 to 2003, was the head of its electrolysis plant. Mr. Zatonsky currently serves as Production Director, which position he has held since 2003. Mr. Zatonsky is a graduate of the Irkutsk Polytechnical Institute.

Members of CZP's Management Board are collectively referred to in this prospectus as "Management".

General Director

The General Director is CZP's chief executive officer, who exercises authority over CZP's day-to-day activities, except for issues assigned to the exclusive competence of the General Meeting of Shareholders, the Board of Directors or the Management Board. The Board of Directors appoints the General Director for a term of three years. The current General Director, Mr. Geikhman, was appointed by the Board of Directors on 20 April 2006. The business address for the General Director is 24 Sverdlovsky Trakt, Chelyabinsk 454008, Russian Federation. See "—Board of Directors" for a brief biography of Mr. Geikhman.

Other Management

In addition to members of CZP's Management Board, CZP's senior management includes Mr. Meiram I. Badanov, who has been the general director of CZP's Kazakh mining subsidiary, Nova Zinc, since 1998.

Proceedings Against CZP's Management

At the date of this prospectus, no member of CZP's Board of Directors or Management for at least the previous five years:

- has had any convictions in relation to fraudulent offences;
- has held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies, of any company at the time of or preceding any bankruptcy, receivership or liquidation; or
- has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

Remuneration of Directors and Management

The aggregate amount of remuneration paid by CZP to its Directors and its Management as a group for services as Directors or Management of CZP, respectively, for the year ended 31 December 2005 was RR 27.0 million and comprised contractual salary and remuneration. CZP has its own non-state pension fund programme for employees, in which Directors and members of the Management Board may also participate. In 2005, CZP did not make any aggregate contributions to this programme for the benefit of Directors or Management. CZP does not currently have service contracts with its Directors and Management which provide special benefits upon termination of employment, although CZP's General Director is entitled to receive one year's salary in the event of termination of employment without cause. In addition, CZP's General Director is entitled to an annual bonus in the amount of 0.5 per cent. of CZP's net profit per CZP's audited IFRS consolidated financial statements.

Interests of Directors and Management

CZP's Director, Mr. Alexander Fedorov, holds a beneficial interest in the Selling Shareholder and therefore has an indirect beneficial interest in CZP. See "Principal and Selling Shareholders".

Mr. Fedorov and the Chairman of CZP's Board of Directors, Mr. Moiseyev, are directors of CZP's affiliated company, OJSC ChTPZ, and Mr. Fedorov also holds a beneficial interest in that company. CZP sells quantities of zinc and zinc alloys to OJSC ChTPZ in the ordinary course of business, including approximately 2,000 tonnes in 2005, or 1.7% of total zinc production. In addition, Mr. Fedorov holds a beneficial interest in CZP's indirect shareholder, Arkley Capital S.à r.l., and Mr. Moiseyev is a director of that company. CZP has in the past engaged in transactions with Arkley Capital S.à r.l. and may do so in the future. See "Transactions with Related Parties". Other than these interests of Mr. Fedorov and Mr. Moiseyev, there are no potential conflicts of interest between any duties owed to CZP by the members of CZP's Board of Directors and Management and their private interests and/or other duties.

Corporate Governance

Corporate governance of CZP has historically been carried out in accordance with the Joint Stock Companies Law, other regulatory acts governing operations of joint stock companies in the Russian Federation, CZP's charter and other internal documents. CZP complies with the corporate governance regime of the Russian Federation, although many concepts of corporate governance that are prevalent in Western Europe and the United States are considerably less developed in Russia. For example, securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and laws relating to anti-fraud safeguards, insider trading and fiduciary duties are rudimentary. As a result, there are fewer safeguards for minority shareholders under Russian law, regulations and practices than would be the case in Western Europe or the United States. See "Risk Factors—Legal Risks and Uncertainties—CZP's controlling shareholder has the ability to exert significant influence over CZP and its business, and the interests of that controlling shareholder may conflict with those of other holders of CZP's shares, including the Shares and GDRs. Uncertainties regarding the application and enforceability of shareholder protection in Russia may limit the ability of holders of Shares or GDRs to bring or recover in an action against CZP or restrict CZP's operational flexibility".

Corporate Governance Code

In August 2006, CZP adopted a Corporate Governance Code. CZP's Corporate Governance Code sets out principles and standards for CZP's relations with its shareholders, the composition and proceedings of CZP's Board of Directors, the role of its executive officers, disclosure of information and the auditing of its financial performance. Key provisions of the Corporate Governance Code include the principle of equal treatment of all shareholders of CZP, a commitment to maintain at least two independent directors and the establishment of one permanent board committee, as well as other committees. See "—Audit Committee".

CZP's Corporate Governance Code also includes a commitment to transparency. In addition to CZP's obligations under the disclosure standards established by Russian legislation and the requirements of the Federal Service for Financial Markets, CZP aims to ensure timely and precise public disclosure of data on all significant issues, including its operating results, financial position, ownership and corporate governance.

CZP believes that its Corporate Governance Code will help to ensure that CZP is managed and monitored in a responsible and value-driven manner and that the rights of its shareholders and investors are protected.

Audit Committee

In June 2006, CZP formed a permanent Audit Committee of the Board of Directors, which will be responsible for supervising the audit of CZP.

CZP's Audit Committee is headed by an independent Director, Mr. Alexei Shilov, and also includes the independent director, Mr. Radik Sharifzianov, as well as the Chairman of CZP's Board of Directors, Mr. Sergei Moiseyev. The purpose of this committee is to assist CZP's Board of Directors with its oversight responsibilities regarding the quality and integrity of CZP's financial statements, CZP's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence and the performance of CZP's internal audit function and independent auditor. In addition to the Audit Committee, CZP maintains an audit commission in accordance with the requirements of the Joint Stock Companies Law. See "Description of Share Capital and Certain Requirements of Russian Legislation".

Transactions with Related Parties

The following describes transactions that CZP has entered into with affiliates and other entities and persons known to CZP, in which either CZP or its management, directors or major shareholders, including the Selling Shareholder, have a controlling interest or over which any of the foregoing have a significant influence, and which CZP believes are material to it or to the other party. For the description of certain other transactions with related parties, see Note 7 to the financial statements of CZP included in this prospectus.

In 2003, 2004, 2005 and the six months ended 30 June 2006, the aggregate revenues from related party transactions comprised 6.6%, 1.6%, 1.8% and 1.4%, respectively, of CZP's total consolidated revenues for those periods. CZP believes that the terms of these transactions were, except for the guarantee agreements and insurance payment in 2003 described below, determined by reference to market prices and terms.

- CZP sold 1,936, 1,788 and 131 tonnes of zinc and zinc alloys to OJSC ChTPZ and OJSC PNTZ, both companies controlled by CZP's principal shareholders, in 2005, 2004 and 2003, respectively (887 tonnes in the six months ended 30 June 2006). These sales were made at a price based on the LME official quotation for a tonne of SHG zinc and agreed premiums for zinc and zinc alloys. CZP derived revenues of RR 86.7 million, RR 62.3 million and RR 4.5 million from those sales in 2005, 2004 and 2003, respectively (RR 83.1 million in the six months ended 30 June 2006).
- In 2003, CZP sold zinc and other products to Euromin, a subsidiary of the Vitol Group, which was CZP's controlling shareholder until 1 July 2003. The prices of those sales of zinc were based on the official LME price for SHG zinc, averaged for the relevant quotation period, less a discount of US$ 10 – 70 per tonne. The discount reflected the grade of zinc, which was a lower grade than SHG, and the transportation costs payable by the purchaser. CZP derived revenues of RR 490 million from sales of zinc to Euromin in 2003 (RR 184 million through June 2003). In addition, CZP derived revenues of RR 186 million from zinc tolling arrangements with Euromin in 2003 (RR 61 million through June 2003). CZP's revenues from sales to Euromin of other products, including indium and cadmium, were RR 47 million in 2003 (RR 19 million through June 2003).
- In 2003, CZP prepaid to an insurance company RR 215 million of premiums under an insurance agreement for property damage and business interruption which expired in October 2004. CZP has been advised that a significant portion of this prepaid amount was received by the principal beneficial shareholders of CZP. Those amounts effectively represented distributions to those shareholders.
- In 2003, CZP sold office premises and other property in Moscow to Abroil Holding, an entity controlled by the Vitol Group, which, at the time of those sales, was also CZP's controlling shareholder. The total proceeds of sale were RR 73 million (excluding VAT), and CZP realised a loss on this transaction of RR 7 million before tax.
- In 2004, CZP provided short-term loans of RR 60 million, RR 75 million, RR 34 million and RR 30 million to OJSC ChTPZ, CJSC ChTPZ -Meta, CJSC Group ChTPZ and CJSC SKS MeTriS, respectively. In 2005, CZP provided short-term loans of RR 20 million, RR 220 million, RR 22 million, RR 230 million, RR 25 million, RR 10 million and RR 135 million to OJSC ChTPZ, CJSC ChTPZ -Meta, CJSC Group ChTPZ, CJSC SKS MeTriS, CJSC SOT, OJSC Basa MTS and CJSC ChTPZ -KTS, respectively. Each of those companies was controlled by CZP's shareholders at the time of the provision of those loans in 2004 and 2005 and continues to be under common control with CZP. CZP's management believes that the rates of interest payable on those loans (9-11% per annum in 2004 and 2005) did not differ significantly from market interest rates at that time. CZP derived RR 15.2 million of interest payments from these loans in 2005 (RR 4.5 million for the year ended 31 December 2004). In 2005, all the loans were fully repaid, except for the loan provided to CJSC Group ChTPZ. This loan from CJSC Group ChTPZ was fully repaid in the six months ended 30 June 2006.
- In 2003, CZP purchased a non-interest bearing promissory note of Albion Proekt LLC, a party controlled by CZP's principal shareholders, which was redeemable in September 2004. In 2004, CZP recognised a gain of RR 12 million in its income statement as a result of the redemption of the note by Albion Proekt LLC.
- In the six months ended 30 June 2006, CZP obtained a short-term bridging loan of RR 300 million from OJSC PNTZ, an entity controlled by CZP's principal shareholders, in order to fund certain expenses incurred in connection with the acquisition of Nova Trading, and CZP repaid this loan in the same period.

- In 2005, CZP signed a suretyship agreement with EBRD under which it guaranteed, up to a maximum aggregate amount of $23.5 million, the obligations of ChTPZ under a loan agreement between ChTPZ and EBRD. This suretyship agreement was terminated in March 2006.
- In 2003, CZP entered into a guarantee agreement with AKB RosEvroBank ("REB") to guarantee the repayment of a loan of $2 million (RR 55.5 million) made to Imtekhnoservis LLC, an entity which was controlled by CZP's principal shareholders. In 2005, Imtekhnoservis LLC fully repaid this loan. Under that guarantee agreement, CZP also guaranteed the repayment of a loan of RR 22 million made to LK-Prom LLC, which was controlled by CZP's principal shareholders. CZP also granted to REB a pledge over 1,500 tons of its zinc in zinc concentrate and 950 tons of its refined zinc (with a total carrying value of approximately RR 39 million as at 31 December 2004) as security for the guarantee. In 2005, CZP was required to pay under the guarantee to REB all amounts outstanding under this loan to LK-Prom LLC (amounting to approximately RR 25 million, including interest) as a result of the insolvency of that entity.
- In 2005, Nova Zinc signed an agreement to grant a five-year interest free loan for a total amount of TK 150 million to Er-Tai LLP, a related party controlled by Nova Zinc's then ultimate shareholders. Nova Zinc loaned TK 46.8 million and TK 76.8 million under the agreement during 2005 and the six months ended 30 June 2006 respectively. The loan was fully repaid in March 2006.
- In 2004, CZP supplied 67 tons of zinc (63 tons in 2003) under supply agreements with METRIS at the price determined as the LME official quotation for a tonne of SHG zinc averaged over the quotation period and adjusted for the coefficient 1.08.
- In 2005, CZP made purchases of inventory from METRIS and CTRP-KTS totalling RR 4.7 million. In 2004, CZP made purchases of inventory from METRIS, MZMZ and some services from CTRP for a total amount of RR 2.3 million.

In addition to the transactions described above, CZP enters into transactions in the regular course of business with parties who may be considered "interested" parties for the purposes of the Russian Joint Stock Company Law, which CZP believes are not material to it or the other party.

Principal and Selling Shareholders

The following table sets forth information regarding the legal and beneficial ownership of CZP's shares, as of the date of this prospectus and as adjusted to reflect the offering, the Pre-emptive Offer (assuming it is taken up in full) and the exercise of the over-allotment option in full, by each person known by CZP to own beneficially 3% or more of CZP's outstanding shares.

Shareholder	Shares Owned Before the Offering		Shares Offered in the Offering	Shares Owned After the Completion of the Offering		Shares Offered Pursuant to the Over-Allotment Option	Shares Owned After the Completion of the Offering Assuming Full Exercise of Over-Allotment Option and the Pre-emptive Offer[2]	
	Number	Percent[1]		Number	Percent		Number	Percent
NF Holdings B.V.[3]	4,482,624	87.99%	1,680,000	2,802,624	55.0%	252,000	2,836,744	52.3%

(1) Calculated as a percentage of CZP's total number of Shares outstanding at the date of this prospectus (5,094,368).

(2) This assumes that all the Shares offered under the Pre-emptive Offer are issued. The exact percentage of Shares owned after completion of the offering will depend on whether any Shares are cancelled as a result of a failure to pay by shareholders which have previously given notice of their intention to exercise pre-emptive rights. See "The Offering—Pre-emptive Rights". The number of Shares potentially subject to cancellation is 39,053. In the event that all such Shares are cancelled, the Selling Shareholder would own 57.4% of Shares after completion of the offering (52.7% if the over-allotment option is exercised in full).

(3) 50% (plus two) of the Shares have been pledged by the Selling Shareholder to the lenders under CZP's loan facilities (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Revenues—Liquidity—Borrowings").

NF Holdings B.V. is CZP's controlling shareholder. Its registered office is Saturn Building, 4th floor, Saturnusstraat 25 I, 2132 HB Hoofddorp, The Netherlands. The beneficial owners of NF Holdings B.V. are Mr. Vadim Shvetsov, Mr. Andrei Komarov and Mr. Alexander Fedorov, a member of CZP's Board of Directors, with shareholdings of 50%, 45% and 5%, respectively. Mr. Fedorov therefore has an indirect beneficial ownership of 4.4% in CZP. See "Transactions with Related Parties". Mr. Komarov and Mr. Fedorov currently hold their interest in NF Holdings B.V. through Arkley Capital S.à r.l, in which they hold stakes of 90% and 10%, respectively. Mr. Komarov has been a member of the Federation Council of the Russian Federal Assembly since 2005. Mr. Shvetsov holds his interest in NF Holdings B.V. through Blakesly Limited. Mr. Shvetsov is the chief executive officer of the Russian automobile manufacturer, Severstal-Auto, and a member of the Board of Directors of Severstal. NF Holdings B.V. has pledged the Shares of CZP that it will continue to hold following the offering to three banks as security for indebtedness that CZP incurred in March 2006 to fund the acquisition of Nova Trading. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Borrowings" and "Risk Factors—Risks Relating to CZP's Business and Industry—A substantial portion of CZP's assets have been pledged as security for its obligations under its loan facilities, and, in the event that those pledges were to be enforced, CZP's business and financial condition would be materially adversely affected". CZP believes, to the extent known to it, that there are no other arrangements the operation of which may result in a change of control of CZP.

None of CZP's shareholders has voting rights different from any other holders of CZP's shares.

Regulatory Matters

Below is a summary of certain regulatory matters that are applicable to CZP's operations.

Regulation in the Russian Federation

Russia has not enacted any specific legislation governing the operation of the zinc industry. The production and sale of zinc in the Russian Federation is regulated by general civil legislation and legislation relating to quality standards, industrial safety, environmental regulation and other matters.

Licensing of Operations

CZP is required to obtain certain licences, authorisations and permits from Russian governmental authorities for its operations. In particular, CZP requires licences for the operation of hazardous industrial facilities (both for explosives and chemicals) and for the use of water resources (both surface and underground). It is anticipated that the licensing regime for the operation of hazardous industrial facilities will be replaced by technical regulations issued under the Federal Law of 27 December 2002 "On Technical Regulation", as amended (the "Technical Regulation Law"). As of the date of this prospectus, these technical regulations have not been introduced, and the operation of hazardous industrial facilities continues to be conducted on the basis of licences issued under the Federal Law "On Licensing of Certain Types of Activities" of 8 August 2001, as amended (the "Licensing Law"), and the regulations introduced thereunder (the "Licensing Regulations").

Licensing of the Operation of Hazardous Facilities

Licences for the operation of hazardous industrial facilities are issued by the Federal Service for Ecological, Technological and Nuclear Supervision. This authority also monitors compliance with the legislation governing atmospherical emissions and waste management, sets limits on waste disposal and maintains a register of hazardous industrial facilities. Under the Licensing Law and the Licensing Regulations, licences are issued for a term of five years and may be extended upon the application of the licensee. The issuance of the licence is subject to completion of an industrial safety declaration and a state industrial safety review. See "—Health and Safety".

In the event that a licensee breaches the terms of its licence, the licensing authorities may seek a court order to suspend that licence. If, following a suspension of that licence, the licensee fails to cure the relevant breach within the prescribed period, the licensing authorities may seek a court order to terminate that licence.

Licensing of Surface Water Use

Users of surface water resources in Russia require a licence issued under the Water Code of the Russian Federation of 16 November 1995, as amended (the "Water Code") and certain regulations introduced thereunder. Licences for surface water use are currently issued by the Federal Agency of Water Resources, which is also responsible for monitoring water resources and determining limits for water use. The licence may be granted for on a short term basis (up to three years) or a long term basis (from three to 25 years). The user must also enter into an agreement with the licensing authorities which sets out further terms of use of the relevant resources.

In the event that a licensee breaches the terms of its licence or otherwise violates applicable water or environmental legislation, the licensing authorities may suspend the licence for up to six months. Alternatively, the licensing authorities may notify the licensee of the relevant breach, and, if that breach is not remedied within a prescribed period, the licence may be terminated.

Licensing of Underground Water Use

Users of underground water resources in Russia require a subsoil licence issued under the Law "On Subsoil" of 21 February 1992, as amended (the "Subsoil Law"), and the regulations adopted thereunder. Licences for the use of underground water are currently issued by the Federal Agency for Subsoil Use following a decision process which involves representatives of the federal and regional subsoil authorities. Licences may be granted for a term of up to twenty five years. The conditions of a subsoil licence, including its term, may only be amended by further application to the licensing authorities. The user must also enter into an agreement with the licensing authorities which sets out further terms of use of the relevant resources. In addition, the licensee is required to hold a right of use (through ownership, lease or otherwise) to the land where the licensed deposit is located.

In the event of repeated breaches by the licensee of the applicable regulations or the material terms of the licence, as well as in the event of certain emergency situations the licensing authorities may amend, suspend or terminate the licence, and such breaches may also result in the imposition of fines.

Environmental Regulation

CZP is subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the clean-up of contaminated sites and the protection of flora and fauna. Environmental protection in Russia is regulated primarily by the Federal Law "On Environmental Protection" of 10 January 2002, as amended (the "Environmental Protection Law"), as well as by a number of other federal and local legal acts. The Federal Government, the Ministry of Natural Resources, the Federal Service for Supervision of Use of Natural Resources, the Federal Service for Ecological, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency for Subsoil Use, the Federal Agency of Forestry and the Federal Agency of Water Resources (along with their regional branches), as well as other state authorities and public and non-governmental organisations, are responsible for the monitoring, implementation and enforcement of relevant environmental laws and regulations.

Pay-to-pollute

The Environmental Protection Law establishes a "pay-to-pollute" regime administered by federal and local authorities. Additional payment obligations may arise under the Water Code, the Federal Law "On the Wastes of Production and Consumption" of 24 June 1998, as amended, and the Federal Law "On Atmospheric Air Protection" of 4 May 1999, as amended.

The Government of the Russian Federation and the Federal Service for Ecological, Technological and Nuclear Supervision have established standards which govern the permissible impact of industrial and other business activities on the environment. They have also determined limits for emissions and disposal of hazardous substances, waste disposal and soil and subsoil contamination. Companies must develop their own pollution standards on the basis of these statutory standards, as modified to take into account the type and scale of the environmental impact of their operations. These standards must then be submitted for approval by the Federal Service for Ecological, Technological and Nuclear Supervision, which, in the event that those standards do not comply with the relevant regulations, may itself determine the applicable limit for pollution and require the company to prepare and submit a programme for the reduction of emissions or disposals to the prescribed limit. The emission reduction programme is generally required to be implemented within a specified period. If, by the end of that period, the company still exceeds the prescribed limit, a new emission reduction programme must be submitted for approval.

Payments are assessed on a sliding scale, ranging from pollution within the standards (the lowest fees) through pollution within individually approved limits (higher fees) to pollution in excess of those limits (the highest fees). In 2005, CZP made payments of approximately $75,000 under this regime. Payments must be made on a quarterly basis, and any failure to make such payments when due may lead to an administrative fine of up to RR 10,000. These payments do not relieve the relevant company from its responsibility to implement environmental protection measures and undertake restoration and clean-up activities.

Ecological Impact Assessment

A company intending to conduct activities that may have an adverse impact on the environment must perform an ecological impact assessment of those activities in accordance with the Environmental Protection Law and certain ancillary regulations. The authorities are also required to assess those activities to develop a programme to ensure compliance with applicable environmental legislation. A failure to obtain the required assessments or any subsequent non-compliance with the prescribed programme may result in administrative fines of up to RR 15,000, as well as certain other liabilities. See "—Environmental Liability".

Environmental Liability

If the operations of a company breach environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or prohibit those operations and require the company to remedy the effects of the breach. The statute of limitations for such actions is 20 years. Any company and/or the employees of such company that fail to comply with environmental regulations may be

subject to administrative and/or civil liability, including fines and clean-up orders, and individuals may also incur criminal liability in such circumstances. CZP has, in the past, been subject to fines in relation to breaches of environmental regulations. Although no court actions or fines have had, individually or in aggregate, a materially adverse effect on CZP or its business and results of operations, there can be no assurance that any such court actions or fines will not have a material effect on CZP in the future.

Environmental Protection Programmes

CZP has been developing and implementing environmental protection programmes in order to minimise the environmental impact of its operations. These programmes have included the introduction of new industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems and the recycling of water and industrial waste.

Technical Regulation

CZP is subject to various technical regulations and standards that apply to industrial manufacturing businesses. The Technical Regulation Law introduced a new regime for the development, enactment, application and enforcement of mandatory rules applicable to products, manufacturing, storage, transportation, sales and certain other operations and processes, as well as new regulations relating to the quality of products and processes, including technical regulations, standards and certification. It was expected that these rules, or technical regulations, would replace the previously adopted state standards (the so-called "GOSTs"). However, most technical regulations have not been yet been implemented. In the absence of such technical regulations, the existing federal laws and regulations, including GOSTs, that prescribe rules for different products and processes remain in force to the extent that they protect health, property, the environment and/or consumers. In addition, the federal standardisation authority has declared GOSTs and interstate standards adopted before 1 July 2003 to be the applicable national standards.

In certain circumstances, companies are required to obtain certification of compliance with applicable technical regulations, standards and terms of contracts, although certification is not currently mandatory in relation to zinc products. In the event that certification is not mandatory, a company may elect for voluntary certification by applying for a compliance certificate from the relevant authorities. Following the issuance of that certificate, the applicant has the right to use the relevant compliance mark on its products.

Regulation of Real Estate

At the present time, most land in Russia is owned by the Russian Federation or the Russian regions and municipalities, and only a small proportion of land is in private ownership. A relatively higher proportion of buildings and similar real estate is privately owned due to less restrictive regulatory regime which applies to such assets.

Land Use Rights

Under the Land Code of the Russian Federation of 25 October 2001, as amended (the "Land Code"), companies generally have one of the following rights to the use of land in the Russian Federation: (1) ownership; (2) right of free use for a fixed term; or (3) lease. CZP has the right of ownership with respect to all of the land plots at its production facilities in Chelyabinsk.

Details of land plots, including their measurements and boundaries, are recorded in a unified register, or cadastre. As a general rule, a state cadastre number must be obtained for a land plot as a condition to selling, leasing or otherwise transferring interests in that plot. As described below, a separate register is maintained for the registration of all real estate and transactions relating to that real estate.

All land is categorised as having a particular designated purpose, for example agricultural land, land for use by industrial enterprises, power companies and communication companies, land for military purposes, forestry land and reserved land (*i.e.*, land which is owned by the state but which may be transferred to any of the other categories). Land may only be used in accordance with the purpose designated by the relevant category.

Under the Land Code, land plots owned by the state or municipalities may generally be sold or leased to Russian and foreign individuals or legal entities. However, certain land plots owned by the state may not be sold or leased to the private sector and are referred to as being "withdrawn from commerce" (for example, natural reserves and land used for military purposes). Other land plots may be subject to ownership restrictions which stipulate that such plots may be held by the private sector only under a lease (for example, land reserved for cultural heritage).

Under Russian law, it is possible that the ownership rights to a building and the land plot on which it is constructed may not be held by the same person or entity. In such circumstances, the owner of that building, as a general rule, has the right of permanent use over the relevant portion of that plot of land, unless otherwise determined by law, contract or the regulatory decision which determined the allocation of that plot of land. Moreover, an owner of a building or plot of land may request that the owner of an adjoining plot of land grant rights in favour of that first owner. In addition, federal, regional or municipal authorities may exercise similar rights in the interests of the state, municipality or local population.

State Registration of Real Estate and Transactions Involving Registered Real Estate

The Federal Registration Service maintains the Unified State Register of Rights to Immovable Property and Transactions Therewith (the "Register of Rights"). Under the Federal Law "On State Registration of Rights to Immovable Property and Transactions Therewith" of 21 July 1997, as amended, registration with the Register of Rights is, *inter alia*, required for: (i) buildings, facilities, land plots and other real estate; and (ii) specified transactions involving such registered real estate, including the establishment of trusts, sales, mortgages, as well as leases for a term of not less than one year. Registration is effected in the Russian region where the property is located, and rights to the relevant real estate are acquired only upon such state registration. A failure to register a transaction which requires state registration generally results in the transaction being rendered null and void.

Regulation of the Sale and Lease of Real Estate

The Civil Code requires that agreements for the sale or lease of buildings expressly set out the price of such sale or lease. In relation to leases, both the rights granted by the lease and the lease agreement (other than lease agreements for a term of less than one year) require registration. In relation to sales, only the transfer of ownership effected by the relevant sale (but not the sale agreement itself) requires registration.

Health and Safety

CZP's operations at its facilities in Chelyabinsk are subject to various Russian health and safety regulations.

The principal law regulating industrial safety is the Federal Law "On Industrial Safety of Dangerous Industrial Facilities" of 21 July 1997, as amended (the "Safety Law"). The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites at which lifting machines are used, alloys of ferrous and non-ferrous metals are produced or certain types of mining operations are conducted. The Safety Law also contains a comprehensive list of sites and facilities where dangerous substances are used.

Maintenance of Industrial Safety

Companies that operate industrial facilities and sites of the type specified in the Safety Law have a wide range of obligations under both that law and the Labour Code of the Russian Federation of 30 December 2001, as amended (the "Labour Code"). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and maintain insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or, in certain circumstances, create their own wrecking services, conduct personnel training programs, develop and maintain systems to cope with accidents and inform the Federal Service for Ecological, Technological and Nuclear Supervision of any such accidents.

Industrial Safety Review

The authorities are required to conduct an industrial safety review of any construction, reconstruction, liquidation or other activities conducted at regulated industrial sites. Any deviation from the relevant project documentation during the process of construction, reconstruction or liquidation of industrial sites is prohibited unless it has been reviewed by a licensed expert and approved by the Federal Service for Ecological, Technological and Nuclear Supervision.

Declarations of Industrial Safety

In certain cases, companies operating industrial sites must also prepare a declaration of industrial safety which summarises both the risks associated with operating a particular industrial site and the measures that the company is implementing in order to mitigate such risks and ensure compliance with applicable industrial safety requirements. This declaration must be made by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein.

State Control over Industrial Safety

The Federal Service for Ecological, Technological and Nuclear Supervision has broad authority in the area of industrial safety. Industrial accidents may be investigated by a special commission led by a representative of the Federal Service for Ecological, Technological and Nuclear Supervision. The company operating the hazardous industrial facility where an accident has taken place bears all the costs of such investigation. Officials of the Federal Service for Ecological, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company's compliance with safety rules. The Federal Service for Ecological, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Liability

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that has an adverse impact on the health of an individual may also be required to compensate that individual for lost earnings, as well as health-related damages.

Employment and Labour

Labour matters in Russia are primarily governed by the Labour Code, which regulates the establishment and termination of labour relations and the rights and duties of employees and employers.

Employment Contracts

As a general rule, employment contracts are concluded for an indefinite term. However, Russian labour legislation permits employment contracts to be entered into for a fixed term of up to five years in certain cases.

Employment may be terminated by the agreement of the employer and employee, upon the expiration of the relevant employment contract or on the basis of other grounds established by law. In addition, an employee has the right to terminate an employment contract on giving a minimum of two weeks' notice. An employer may terminate an employment contract only on the grounds specified by the Labour Code, including absenteeism, breach of industrial safety rules and certain other serious breaches of employment duties.

Employees' Rights

The Labour Code provides an employee with certain minimum rights, which may be extended by an employment contract, including the right to a working environment which complies with health and safety requirements and the right to receive a salary on a timely basis and participate in the management of the organisation.

In addition, an employee is entitled to certain protections in specified circumstances. For example, an employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation, including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

The Labour Code also provides protections for specified categories of employees. For example, except under a limited number of circumstances, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 or other persons caring for a child under the age of 14 without a mother.

Any termination by an employer that is inconsistent with the Labour Code may be invalidated by a court, and the employee may be reinstated and compensated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees' rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for emotional distress.

Strike Action

The Labour Code defines a strike as the temporary and voluntary refusal of workers to fulfil their work duties with the intention of settling a collective labour dispute. Russian legislation contains several requirements for legal strikes. An employer may not use an employee's participation in a legal strike as grounds for

terminating that employee's employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination of an employment contract.

Trade Unions

Trade unions in Russia still retain significant influence over employees and may affect the operations of large industrial companies in Russia. The activities of trade unions are generally governed by the Labour Code and the Federal Law "On Trade Unions, Their Rights and Guarantees of Their Activity" of 12 January 1996, as amended (the "Trade Union Law").

The Trade Union Law defines a trade union as a voluntary union of individuals with common industrial and professional interests that is incorporated for the purposes of representing and protecting the social and labour rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

As part of their activities, trade unions may:

- represent their members and guarantee their individual rights;
- represent and guarantee the collective rights of employees;
- negotiate and conclude collective contracts and agreements on behalf of employees;
- participate in the settlement of individual and collective labour disputes;
- request information relating to social and labour issues from employers, their unions and state and municipal authorities;
- monitor compliance by employers and offices with labour legislation;
- participate in the formation of state programmes for employee rights and environmental protection;
- participate in strikes; and
- monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

Russian laws require that companies cooperate with trade unions and not interfere with their activities.

If a trade union discovers a breach of labour laws, it may notify the employer with a request that the breach be remedied and, if there is an immediate threat to the health of employees, work be suspended. The trade union may also apply to state authorities and labour inspectors and prosecutors to ensure that an employer does not violate Russian labour laws. Trade unions may also initiate collective labour disputes, which may lead to strikes.

To initiate a collective labour dispute, trade unions must present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labour disputes are generally referred to mediation or labour arbitration.

Although the Trade Union Law provides that those who violate the legal rights granted to trade unions and their officers may be subject to disciplinary, administrative or criminal liability, no specific sanctions for these violations are set forth in Russian legislation.

Regulation of Competition

Competition in Russia is regulated by the Law "On Protection of Competition" of 26 July 2006, as amended (the "Competition Law").

Register of Market Participants

The Federal Antimonopoly Service (the "FAS") regulates competition in Russia. As part of its competition monitoring activities, the FAS is required to maintain a register of companies which have a share in excess of 35% in a particular commodity market (the "Register"), although the precise procedure for maintenance of the Register has not yet been established. Companies which belong to the same group are considered as one entity for these purposes. CZP currently has a market share for zinc and cadmium in excess of 50% and, as a result, CZP appears on the Register for those two products.

Dominant Position in the Market

Under the Competition Law, CZP would be considered to have a dominant position in the markets for zinc and cadmium. The dominant position is determined pursuant to certain criteria, including, *inter alia*, if a company has a market share in a particular commodity market in excess of 50%, unless it is specifically established that the relevant company does not have a dominant position. However, even if a company has a market share of less than 50% (but not less than 35%) in a particular commodity market, the FAS may specifically determine that such company has a dominant position. A company is assumed to have a dominant position if it (i) has a substantial influence on the circulation of goods in a particular commodity market; (ii) may force other participants from such market; and/or (iii) may restrict the access of other companies to such market.

Companies having a dominant position are prohibited from, among other things, entering into agreements which have the effect of price fixing or which otherwise have the effect of limiting competition, artificially limiting the supply of goods, maintaining high or low monopolistic prices and refusing without justification to sell goods to third parties. Companies having a dominant position may also become subject to additional antimonopoly restrictions imposed by the FAS.

Merger Control

The FAS exercises state control over competition by reviewing merger and acquisition transactions.

Prior anti-monopoly clearance must be obtained from the FAS in respect of the acquisition of (i) more than 25% of voting shares in a joint-stock company (or a 1/3 interest in a limited liability company) and any subsequent increase of that stake to more than 50% and/or more than 75% of the voting shares (or a 1/2 and 2/3 interest in a limited liability company); (ii) assets of a company in an amount exceeding 20% of the aggregate balance sheet value of all the assets of such company; or (iii) the right to control the business activities of another company or perform the functions of its executive body.

Any of these actions would require prior approval by the FAS if (i) the aggregate asset value of a purchaser together with the target exceeds RR 3 billion (approximately $111 million); or (ii) the total revenues of such purchaser and the target for the preceding calendar year exceed RR 6 billion (approximately $221 million) or (iii) the purchaser and/or the target (or any companies within their respective groups) are included in the Register. Mergers and acquisitions within the same group are exempt from pre-transactional clearance by FAS, subject to compliance with certain reporting requirements.

The same actions would require subsequent notification (within 45 days) to the FAS if the aggregate asset value or total revenues of a purchaser and a target for the preceding calendar year exceed RR 200 million (approximately $7.4 million) and, at the same time, the total asset value of the target exceeds RR 30 million (approximately $1.1 million). In each case the total revenues and asset value would be determined under RAS financial statements.

In calculating revenues and other amounts for these purposes, the FAS uses the consolidated revenues of both the purchaser and the target.

Precious Metals Regulation

The copper clinker that CZP obtains in the zinc production process contains small quantities of gold and silver. See "Business—Zinc Production—Products—By-Products". As a result, CZP must comply with the applicable requirements of the Federal Law "On Precious Metals and Precious Stones" of 26 March 1998, as amended (the "Precious Metals Law") and related regulations. In particular, CZP is required to register with the Russian State Assay Chamber at the Ministry of Finance of the Russian Federation (the "Russian State Assay Chamber"). Registration is valid for an initial term of five years. The refining of precious metals is also subject to specific regulations. CZP does not currently refine precious metals.

As a general rule, a company which extracts ores that contain precious metals has title to those precious metals. However, if that company does not hold the required licence, those precious metals are deemed by Russian law to belong to the state. Russian companies may buy ores and concentrate which contain precious metals, provided that they are registered with the Russian State Assay Chamber. The interim processing of such ores and concentrate is not subject to any specific precious metals regulations, although the refining of the precious metals contents may only be performed by licensed organisations. The precious metals that are extracted from that refinement process may be used in internal production processes or sold to the relevant governmental

authorities or credit organisations which possess a precious metals licence. The export of precious metals from Russia is subject to licensing by the authorities, although imports of precious metals into Russia are not subject to any specific regulations.

Currency Restrictions

CZP's operations are subject to certain currency control restrictions, which are set forth in the Federal Law "On Currency Regulation and Currency Control" of 10 December 2003, as amended (the "Currency Law") and relevant regulations of the CBR.

Pursuant to the Currency Law, transactions between residents and non-residents may be settled either in roubles or in foreign currency. As a general rule, currency operations between residents and non-residents may be effected without restriction, subject to the right of the CBR to introduce a requirement to use special accounts, including, in particular, in relation to settlements under foreign currency loans provided to residents by non-residents. As of the date of this prospectus, the CBR has not adopted any such requirements, and this right is scheduled to be revoked from 1 January 2007.

Under the Currency Law, residents conducting foreign trade operations must, subject to certain exemptions stipulated by the Currency Law, repatriate to accounts in authorised Russian banks all roubles and foreign currency payable to them under foreign trade contracts. In addition, such residents must procure the repatriation of funds paid to non-residents for goods, works, services, intellectual property and information that were not paid into the Russian Federation.

In addition, the Currency Law and the CBR Regulation No. 117-I of 15 June 2004 set forth the requirement for residents to open a transaction passport with Russian banks. This procedure applies, as a general rule, (i) to export and import operations between residents and non-residents, and (ii) to loans granted to residents by non-residents (and vice versa). In relation to imports, this procedure must be completed prior to making payments for the imported goods.

Customs Duties and VAT

Russia currently imposes zero customs duties on imports into Russia of zinc concentrate and exports from Russia of refined zinc products. Imports of refined zinc products are generally subject to a customs duty, which is assessed at a rate of 5% of the customs value of the relevant products.

In addition, the zinc concentrate that CZP imports is subject to input VAT at the rate of 18%. Such input VAT may be claimed for recovery. The procedure for the recovery of such input VAT depends on whether the subsequent sale of refined zinc is made to the export or domestic market. Export sales are subject to a zero VAT rate provided certain documentary requirements are met. Input VAT related to export sales may be recovered upon submission of the export confirmation documents to the tax authorities.

Regulation in Kazakhstan

In April 2006, CZP acquired a controlling interest in the owner of the operator of the Azkhal zinc ore mine in Kazakhstan, and subsequently increased its stake to 100% in August 2006. CZP's operations at the Akzhal mine are subject to the Kazakh Subsoil Law, the principal legislation governing subsoil resources in Kazakhstan, enacted in 1996.

Subsoil Licensing

In Kazakhstan, all subsoil reserves belong to the state. A designated government body (currently the MEMR) grants exploration and production rights. Subsoil use rights are granted for a specified period, but this period may be extended before the expiration of the initial term. Subsoil use rights may be terminated by the MEMR if the contracting party does not satisfy its contractual obligations, which include the periodic payment of royalties and taxes to the government and the satisfaction of mining, environmental, safety and health requirements.

Prior to August 1999, subsoil use rights were established by granting a licence and, where applicable, by entering into a subsoil use contract with the government. In August 1999, this procedure was simplified and subsoil use rights are now established through the use contract only. Generally, the term of a subsoil use contract is between 10 and 25 years.

Subsoil legislation contains important stabilisation guarantees, which provide that changes and amendments to legislation that worsen the position of the subsoil user are not applicable. Likewise, if a contract contains provisions establishing that the contract's terms and conditions cannot be changed without the parties' consent, any changes introduced by subsequent legislation are not automatically applicable unless the parties expressly

agree. The application of such stabilisation provisions is usually stipulated in the subsoil use contract. Stabilisation protection is not available for certain matters, including with respect to protection of the environment and public health and defence and national security.

CZP's rights to mine the Akzhal deposit are set out in a licence issued in 1997 and a contract signed in 1998. The regulations governing subsoil use in Kazakhstan were amended in August 1999 with the introduction of the contractual regime. CZP's rights are governed by both the pre-August 1999 regime and the current contractual regime, although, as a matter of Kazakh law, legislative provisions that create less favourable conditions for the subsoil user may not be applied to licences and contracts which pre-date the adoption of those new provisions, subject to specified exceptions, including with respect to protection of the environment and public health and defence and national security.

Licence Regime (January 1996-August 1999)

Terms and conditions

Under this regime, both a licence and a contract were required for exploration and production. Licences required information concerning the subsoil user, the borders of the contract area, the term of the licence, the date of commencement of work, the conditions for extending the licence and certain details of the relevant subsoil use contract. The subsoil use contract typically established various conditions of use, including a minimum work programme and environmental and safety obligations.

In addition, an exploration licence was required to contain conditions and the procedure for relinquishment of parts of the contract area. A production licence also was required to contain preliminary investment commitments by the subsoil user to develop the industrial and social infrastructure of the contract area. Social infrastructure could include roads, schools, hospitals and cultural and recreational facilities.

Term of the licence

Licences for exploration activities were generally granted for a period of up to six years. Provided that the agreed work programme and other obligations were fulfilled under the licence and related contract, the licence term could generally be extended for two additional two-year terms. A licence for production was granted for a period of up to 25 years, with no limitation on the term of extension. A combined licence was granted for a period combining the exploration and production licences' periods for a total initial period of up to 31 years. The term of the combined licence could be extended if the subsoil user applied for an extension at least 12 months prior to expiration.

Contractual Regime (since August 1999)

The Subsoil Law was amended in August 1999, so that subsoil use rights to exploration and production are now solely granted on a contractual basis. A contract for subsoil use rights is executed by the subsoil user and the relevant governmental body, currently MEMR, for a term of six to 45 years. The legislation provides a model form of contract, which includes environmental provisions, taxation, royalties and bonuses, termination and suspension terms, criteria for measuring production and various other terms. A subsoil user may negotiate modifications and additions to the form of model contract, although the contract is required to contain certain mandatory provisions of Kazakh law.

Additionally, the 1999 legislation imposed the requirement that potential acquirors of subsoil use rights enter a tender process (open or closed) for such rights, although an entity that makes a commercial discovery and seeks related production rights may engage in direct negotiations with the relevant governmental body.

Suspension, termination or revocation of a licence or subsoil use contract

Under the post-January 1996 regime, MEMR had the right to suspend a licence for a period of up to six months following the grant of the licence in the following instances: if the subsoil user engaged in activities not contemplated under the licence or which materially violated the conditions of the licence; if the subsoil user carried out activities not in accordance with the works programme stipulated by the contract; or if the subsoil user systematically or materially breached applicable environmental protection and safety legislation. If a subsoil user failed to rectify the circumstances that resulted in suspension, MEMR had the right to revoke the licence. Revocation could also result if the subsoil user did not fulfil a contract within the required time frame or if the subsoil user set production levels below the geological potential of the relevant deposit. Revocation of the licence constitutes grounds for the authorities to terminate the relevant subsoil use contract. These terms of breach and the related suspension and revocation powers of MEMR continue to apply under the current contractual regime.

Other subsoil use terms

Rehabilitation

All subsoil users carrying out subsoil use operations in Kazakhstan are required to rehabilitate land affected by their subsoil use operations. There are currently no statutory requirements as to the level of such rehabilitation. Rather, the details of such rehabilitation obligations are usually established under the relevant subsoil use contract. For its zinc concentrate mine production at the Akzhal mine, Nova Zinc must set aside for rehabilitation purposes a fund of five million tenge (approximately $40,000).

Assignment, transfer and amendments of subsoil use rights

Assignments, transfers and amendments of subsoil use rights may generally be made only with the prior consent of MEMR (except when such assignment or transfer is a result of a consolidation, merger or reorganisation of the subsoil user). Under the licence regime, the same amendments are required to be made to both the subsoil use contract and the licence, to the extent that these rules applied to the licence after the contractual regime became effective. Failure to comply with these requirements constitutes grounds for cancellation of subsoil use rights. See "Risk Factors—Legal Risks and Uncertainties".

The Kazakh government may also exercise pre-emption rights with respect to the transfer of any portion of subsoil use rights, or of a participatory share in the legal entity holding such subsoil use rights, provided that the terms and conditions upon which such pre-emption rights are exercised are not less favourable than those of the proposed transferee. These pre-emption rights also apply to the transfer of a participatory share in a legal entity which controls the holder of subsoil rights to the extent that the primary business of that legal entity is related to subsoil use in Kazakhstan. The Kazakh government may waive its preemptive rights. Any such waiver requires a decision by the Government of Kazakhstan, but in practice MEMR exercises these rights. Failure to comply with these requirements constitutes grounds for cancellation of subsoil use rights. See "Risk Factors—Legal Risks and Uncertainties—Weaknesses within the Russian and Kazakh legal systems create an uncertain environment for investment and business activity".

Relinquishment

Under a contract for exploration, the territory on which the exploration activities are conducted is relinquished if no commercial discovery is made during the term of that contract. If a commercial discovery is made, the subsoil user is then entitled to proceed to negotiate a production contract with the relevant government body. Under a combined exploration and production contract, the production contract becomes effective following a commercial discovery, subject to verification of the reserves.

Balance reserves

If a contract for subsoil use rights is based on expected reserves in a given land area, and the actual reserves prove lower than anticipated, the subsoil user is not automatically entitled to an adjustment of the terms and conditions of its subsoil use contract or a reimbursement for incurred expenses.

If reserves prove to be higher than anticipated, the contract usually provides for the subsoil user to be subject to additional obligations. By statute, it is possible to amend the contract if reserves are greater than anticipated.

Insurance

Kazakh law requires that a subsoil use licence include an approved insurance programme in coordination with MEMR, and the licence holder must maintain certain types of insurance, including insurance for third party liabilities and environmental damage. In addition, certain insurance undertakings may be included in subsoil use contracts, including in relation to the transportation and storage of materials. Failure to obtain or maintain insurances required by law or by a subsoil use contract is formally a ground for suspension or cancellation of subsoil use rights.

Environment

Nova Zinc is subject to laws, regulations and other requirements relating to the protection of the environment in Kazakhstan, including the discharge of substances into the air and water, the management of

disposal of waste and rehabilitation of mine sites upon mine closure. Issues of environmental protection in Kazakhstan are regulated primarily by Law "On Environmental Protection" dated 15 July 1997. In addition, Nova Zinc has given undertakings to the Government in its subsoil use contract to comply with all applicable Kazakhstan and internationally accepted environmental and health and safety standards and requirements. Environmental protection is regulated by the Ministry of Environmental Protection, the Committee for State Sanitary and Epidemiologic Supervision of the Ministry of Public Health and the Ministry of Emergency Situations.

The Ministry of Environmental Protection has the authority to issue natural use permits for a term of one year for the use of natural resources in relation to the exploitation of natural resources in Kazakhstan. Nova Zinc was granted its most recent such permit on 18 May 2006. The licence may be renewed upon submission of an annual environmental report. Under Kazakh law, Nova Zinc may be also required to obtain a number of other certificates, permits and licences from various governmental ministries, departments and agencies in relation to the use of potentially toxic chemicals, the transportation of hazardous materials, the importation of explosive materials for blasting and water usage.

Law "On Environmental Protection" establishes a "pay-to-pollute" regime administered by national and local authorities. The Ministry of Environmental Protection has established standards relating to the permissible impact on the environment and, in particular, emissions and disposals of substances, waste disposal and resource extraction. Nova Zinc may obtain approval for exceeding these statutory limits from environmental authorities depending on the type and scale of the environmental impact. As a condition of such approval, a plan for the reduction of emissions or disposals must be prepared by Nova Zinc and approved by the relevant authority. The local representative authorities (*Maslikhats*) establish on an annual basis rates of environmental fees. Fees are assessed on a sliding scale for both statutory or individually approved limits on emissions and effluents, as well as for pollution in excess of these limits. The lowest fees are imposed for pollution within statutory limits, intermediate fees are imposed for pollution within individually approved limits and the highest fees are imposed for pollution exceeding such limits. Payment of such fees does not relieve Nova Zinc from its responsibility to implement environmental protection measures and undertake rehabilitation activities for the mine site upon mine closure.

Natural use permits

The concept of a natural use permit ("NUP") was developed as a means for the State to regulate the payment of fees for such activities. NUP is a special permit which grants the subsoil user a temporary right to pollute the environment, including atmospherical emissions and discharge of waste substances to surface and underground waters. NUPs contain the conditions, including payment terms, governing the use of the environment. The obligation to obtain a NUP arises under subsoil use contracts concluded with MEMR. Companies conducting activities that impact the environment are required to obtain a NUP on an annual basis. Depending on the quantity of emissions into the atmosphere, a NUP is to be issued either by a regional department of environmental protection or by the Ministry of Environmental Protection. Maslikhats, together with regional departments of environmental protection, establish the environmental fees and amounts payable for waste, emissions and discharges.

Enforcement

Article 77-1 of Law "On Environmental Protection" specifies which State officials are responsible for monitoring environmental compliance and implementing proceedings for breach of environmental requirements. These officials include the Chief State Inspector, the Deputy of State Inspector and senior State inspectors representing the heads and deputy heads of departments and divisions of the Ministry of Environmental Protection. In addition, regional environmental prosecutors have the authority to supervise environmental compliance and initiate judicial proceedings.

Article 77 of Law "On Environmental Protection" authorises the relevant State officials, in their enforcement of environmental protection measures, to:

- inspect facilities and request documents, test results and other materials required for supervisory purposes;
- review the implementation of plans and measures associated with the protection and rehabilitation of the environment, the recovery and use of natural resources, compliance with environmental requirements, the operation of purification plans and other clean-up facilities and means for their control;

- review compliance with licence conditions and performance of environmental obligations, environmental protection activities, compliance with permits for natural resource consumption and, where necessary, revoke any such consents or permits;
- submit proposals on performing state ecological expert evaluations and the implementation of any such evaluations. The environmental authorities have the right to require mandatory state ecological expert evaluations in order to assess the status of the environmental situation, including factors such as whether it poses any risks to humans or the level of contamination. Based upon the results of the expert evaluations, certain decisions may be issued to improve the environmental situation;
- prohibit the import into Kazakhstan of ecologically hazardous waste and raw materials;
- assess the degree of environmental damage caused as a result of violation of applicable legislation and commence proceedings where necessary; and
- require financial institutions to terminate the financing of the construction and operation of facilities, or other activities which are carried out in violation of environmental rules or without consent of the regulatory body.

The implementation of decisions of relevant environmental protection officers is mandatory, subject to the right to challenge such decisions in accordance with court procedures.

Limitation for the commencement of proceedings

The time limit for bringing proceedings for breach of environmental requirements is governed by the general limitation provisions under Kazakh law set out in Article 178 of the Civil Code, which provides for a three-year limitation period. This limitation does not apply to criminal charges for potential breach of environmental requirements.

Environmental liability

Under Kazakhstan law, if the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, the Ministry for Environmental Protection and its regional departments may suspend these operations or a court action may be brought to limit or ban these operations and require such company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. The courts may also impose clean-up obligations in lieu of, or in addition to, imposing fines.

Subsoil contracts granted or entered into by the Government also typically impose environmental obligations. The penalties for failing to comply with these obligations can be substantial.

Environmental protection

To monitor compliance with environmental requirements and deal with any environmental issues, Nova Zinc has a specialist with responsibility for ensuring compliance with environmental requirements.

Environmental obligations

Nova Zinc is obliged to comply with Kazakhstan environmental, health and safety standards and requirements. Under its subsoil use contract, in conducting its business, Nova Zinc is required to give priority to environmental considerations, including monitoring the impact of its operations on the environment, limiting desertification and soil erosion and preventing the pollution or exhaustion of subsoil water. Prior to commencing operations under the contract, Nova Zinc was required to obtain the approval of the relevant environmental authorities. Upon closure of the mine, Nova Zinc is required to conduct an environmental rehabilitation of the contract area to ensure that damage to the environment is repaired and that the contract area is suitable for future use.

Employment and Labour

Industrial Health and Safety

Due to the nature of Nova Zinc's business, much of its activity is conducted at its mining facilities by large numbers of workers, and workplace safety issues are of significant importance to the operation of these facilities. Health and safety practices in Kazakhstan are regulated by Law "On Labour in the Republic of Kazakhstan" dated 10 December 1999, Law "On Industrial Safety at Hazardous Industrial Facilities" dated 3 April 2002, Law "On the Public Health System" dated 4 July 2003 and Law "On Industrial Safety and Labour Protection" dated 28 February 2004. Various governmental bodies have authority in the field of health and safety matters, including the Ministry of Labour and Social Protection of the Population, the Ministry of Emergency Situations and the Sanitation and Epidemiological Service, an agency of the Public Health Ministry.

Employee Compensation and Benefits

The current minimum wage in Kazakhstan, as established by the "Law on Republican Budget for 2006", is KZT 9,200 ($69) per month. This law requires that employees who work overtime, on night shifts or on holidays, be remunerated at least at the rate of between 150% and 200% of their average monthly salary. Employers are required to pay employees at least 50% of their average monthly salary for any downtime not caused by the fault of the employees.

As required by its subsoil use contract, Nova Zinc spends approximately 1% of its annual production costs on training and development of Kazakhstan nationals, who are not necessarily employees of Nova Zinc.

Nova Zinc is required by law to pay 10% of the amount of the aggregate amount of salaries it pays to employees, to the pension system of Kazakhstan. Nova Zinc does not maintain a private pension plan for its employees and does not provide its employees with private medical or unemployment insurance.

Employment Contracts

Under Kazakhstan law, an individual's employment contract may be either for an indefinite term or for a fixed term of not less than a calendar year. If an employment relationship continues following the expiry of a fixed contract term, the employment relationship is deemed to be for an indefinite term.

As a general rule, Nova Zinc concludes employment contracts with its employees for a fixed contract term.

Trade Unions

Trade unions in Kazakhstan are regulated by Law "On Trade Unions", dated 1993. As part of their activities, trade unions may monitor employers compliance with their statutory obligations towards their workers and have unrestricted access to the work places of their members and to relevant information in their employers' possession. In the event of a breach of statutory obligations by an employer, a trade union may bring a claim against the employer in the courts or appeal to the prosecutor's office. Trade unions are entitled under Kazakhstan law to participate in meetings, strikes and other actions aimed at improving working conditions and increasing salaries or for other lawful reasons. If a company employs members of a trade union, the company is subject to certain operational restrictions. In particular, if that company plans to liquidate itself or liquidate its structural subdivisions, change its ownership (state or private) or suspend production fully or in part, in each case where such actions would lead to redundancies or prejudice labour conditions, the company is required to give two-months' prior notice to the trade unions and hold follow-up negotiations to protect the rights and interests of employees. Trade unions also have certain rights in the process of termination of individual employment contracts.

Collective Agreements

As at the date of this prospectus, Nova Zinc has a collective agreement with its employees (dated 12 April 2001, as amended).

In Kazakhstan, such agreements are regulated by Law "On Collective Agreements" dated 1992, which provides that trade unions are entitled to require that a company which employs trade union members enter into a collective agreement with its employees. Collective agreements are required to set forth the employer's obligations in relation to the social, economic and labour rights of the employees and their families, and the duties of the employees in respect of the rights and interests of the employer.

Land Use Rights

Types of Real Estate

In accordance with the current legislation of Kazakhstan, land, buildings, aircrafts and ships are recognised as real estate.

Types of Title to Real Estate in Kazakhstan

Current legislation provides for the following types of titles to buildings and land:

- outright ownership including state ownership and private ownership of land and buildings;

- a lease of buildings;
- a lease of land, comprising either a long-term lease for a period of five to 49 years or a short term lease for a period of up to five years.

There are no limitations on the term of lease if the land plot in question is leased by the state to a state owned entity or by a state owned entity to another state owned entity.

The state regulates and establishes the specifications as to the permitted uses for the relevant land plots. Failure to comply with such specifications results in cancellation of the lease and a requirement to rectify the consequences of the breach in question.

Possession of the title to a land plot (whether by virtue of ownership or a lease) gives the holder of such title rights of access, including free access to the relevant land plot and the right to put the necessary infrastructure in place (for example, power lines and road and water supply).

A lessee (irrespective whether or not the land is leased from the state or whether or not there has been a change of owner of the relevant land plot) has a priority right to renew the lease on expiry of the term.

Proving Title to Real Estate in Kazakhstan

In accordance with the Decree of the President of Kazakhstan (which has the force of law) dated 25 December 1995 "On state registration of rights for the real estate and transactions with it", transactions in respect of real estate are effective from the date of their registration. Registration requirements are triggered if the transaction in question concerns any of the following:

- the right of ownership;
- the right of economic management;
- the right of operative management;
- the lease of land for a period in excess of one year;
- the lease of real estate assets (other than land) for a period in excess of one year;
- the right of trust management for a period in excess of one year;
- a pledge; and
- other real estate rights or encumbrances over rights related to such real estate.

The Agency on Registration of Real Estate and Legal Persons of the Ministry of Justice of Kazakhstan (at one of the Centres of Real Estate) is responsible for registration.

Requirements for Real Estate Contracts

Contracts relating to real estate must be in writing and are required to include the following information:

- the name of the holder of the relevant rights;
- a short description of the real estate in question and its location;
- the type of title being registered, and details of any restrictions therewith; and
- the term of the title in question.

Grounds for Acquisition of Title to Real Estate

Title to real estate in Kazakhstan can be acquired by any of the following means:

- the grant of title by the state (to both private sector persons and state owned entities) pursuant to a decision of the relevant state body;
- the acquisition of title (private sector transactions); or
- the acquisition of title as a result of legal successorship (*i.e.*, reorganisation of an entity into another legal form or merger/demerger).

Taxation of Real Estate

Real estate in Kazakhstan may be subject to various taxes, including land tax, property tax and land fees.

Land tax

All land in Kazakhstan is allocated into categories which reflect the characteristics of that land, including, for example, its geographical location or the suitability of the land for particular purposes. Land tax rates are based on such categories.

Property tax

Property tax is paid by legal persons on capital assets and real estate. Land is not subject to property tax.

Land fees

Land fees are calculated based on the category of land in question, and the quality index attributed to such land, which takes into account the application of a correction factor established by the relevant local authorities. Such correction factor is established on a periodical basis, although the relevant local authorities may elect to dispense with such a factor for any particular period. According to the legislation, such correction factor may not exceed two.

The relevant local authority may set the land fee at a fixed amount. Alternatively, it may opt for a formula which is based on either the basic land fee rate (as set by the Government of Kazakhstan for each city in Kazakhstan), or a percentage of the applicable land tax rate (established under Kazakh Tax Code).

Natural Monopolies

A company is deemed to constitute a natural monopoly if it carries out operations that are regarded as falling within the sphere of natural monopolies and it is included in the Natural Monopolies Register. The decision on inclusion in this register is based on an assessment of the available alternatives for the provision of the relevant goods or services.

Kazakh law imposes certain restrictions on natural monopolies, including a prohibition on conducting any activity other than the relevant natural monopoly or owning any property not relating to the production and provision of the regulated goods or services. Moreover, the activities of a natural monopoly are subject to stringent control exercised by the regulatory authorities, including control over acquisitions, reorganisations and liquidation and other transactions, and the imposition of certain reporting and public disclosure requirements.

If a natural monopoly fails to comply with these requirements, it may have to pay damages or be subject to an administrative fine of up to approximately $16,000.

Antimonopoly Approval

Under Article 18 of the Law of the Kazakhstan Republic "On Competition and Restriction for Monopolistic Activity" dated 19 January 2001, which was effective when the acquisition of Nova Zinc was carried out, subject to certain requirements set forth by Kazakh law, the acquisition by a person or group of persons of the right to determine how a market participant conducts its business or to perform the functions of the executive body of that market participant requires the approval of the Kazakh antimonopoly authorities. This law is stated to apply throughout the territory of the Republic of Kazakhstan to the extent that competition in the commodities markets of Kazakhstan is affected. The law may be interpreted as requiring prior approval for the acquisition of an entity owning a participant in the Kazakh market, even the acquired entity is not subject to Kazakh laws.

Failure to comply with these requirements may result in liability under the effective legislation, the performance of an audit by the regulatory authorities or the invalidation of the relevant transaction. In practice, the extent to which the Kazakh authorities apply these rules to the acquisition by a non-Kazakh resident of interests in another non-Kazakh resident which owns a Kazakh company is unclear. See "Risk Factors—Risks Relating to CZP's Business and Industry—If transactions CZP or its predecessors have entered into are challenged for non-compliance with applicable legal requirements, including the approval procedures for major transactions and interested party transactions, the transactions could be invalidated or liabilities imposed on CZP".

On 7 July 2006 a new competition law was adopted which provides for similar requirements for approval by antimonopoly authorities of certain transactions.

Description of Share Capital and Certain Requirements of Russian Legislation

The summary below describes CZP's registered ordinary shares, the material provisions of CZP's charter (the "Charter") in effect as of the date of this prospectus and certain requirements of Russian legislation applicable to CZP and its shares.

Purpose

Article 3 of the Charter provides that CZP's primary purpose is to earn profit by conducting entrepreneurial activity.

Description of Share Capital

General

Pursuant to its Charter, CZP has the right to issue registered ordinary shares, preferred shares and other securities provided for by the securities legislation of the Russian Federation.

In the years ended 31 December 2003, 2004 and 2005, CZP's share capital consisted of 636,796 issued ordinary shares with a par value of 1 rouble each. In April to August 2006, following a revaluation of fixed assets, CZP issued 4,457,572 additional ordinary shares with a par value of 1 rouble each. On 18 July 2006, these shares were distributed for no additional consideration to all existing shareholders of CZP in proportion to their shareholding at the date of distribution such that each eligible shareholder received 7 additional shares for each share held. Following the issue of those additional shares, CZP's share capital consisted of 5,094,368 ordinary shares, each with a par value of 1 rouble, all of which were fully paid, issued and outstanding.

On 30 August 2006, CZP's board of directors adopted a decision to issue an additional 325,173 ordinary shares to be placed through an open subscription. On 12 October 2006, the FSFM registered the issuance of 325,173 ordinary shares.

CZP's share capital currently consists of 5,094,368 ordinary shares, each with a par value of 1 rouble all of which are fully paid, issued and outstanding. In addition, CZP is authorised by its Charter to issue an additional 50,000,000 ordinary shares. Following the Pre-emptive Offer, CZP expects its issued share capital to be a maximum of 5,419,541 ordinary shares. Under Russian legislation, charter capital refers to the aggregate par value of the issued and outstanding shares. No preferred shares are authorised or outstanding, and preferred shares may only be issued if amendments have been made to the Charter pursuant to a resolution of the general shareholders' meeting.

CZP is an open joint stock company with more than 500 holders of voting shares for purposes of certain provisions of the Federal Law "On Joint Stock Companies" 26 December 1995, as amended (the "Joint Stock Companies Law") described below.

Rights attaching to ordinary shares

As required by the Joint Stock Companies Law, all of CZP's ordinary shares have the same par value and grant identical rights to their holders. Fully paid ordinary shares, except for treasury shares, give their holder the right to:

- transfer CZP's shares without the consent of other shareholders of CZP;
- receive dividends;
- participate in general shareholders' meetings and vote on all matters within the competence of general shareholders' meeting, including through a representative acting on the basis of a power of attorney;
- request the repurchase by CZP of all or some of CZP's voting shares owned by such shareholder, if such shareholder voted against, or did not participate in the voting on the decision approving, any:
    - reorganisation of CZP;
    - conclusion of a major transaction involving assets in excess of 50% of the balance sheet value of CZP's assets; or
    - amendment to the Charter limiting shareholders' rights;

- upon liquidation of CZP, receive a proportionate amount of CZP's property after fulfilment by CZP of its obligations;
- have access to documents of CZP, except for accounting documents and minutes of the management board;
- exercise pre-emptive rights that arise upon the issuance of new shares and securities convertible into shares, on a *pro rata* basis to their existing holdings of shares of such type, when such shares or securities are placed through an open subscription; and
- exercise other rights of a shareholder provided by the Charter, Russian legislation and duly approved decisions of general shareholders' meetings.

In addition, shareholders holding, individually or with other holders, not less than 1% of the voting shares may obtain a list of persons entitled to participate in the general shareholders' meeting. Shareholders holding, individually or with other holders, not less than 2% of the voting shares may, within the term specified by the Joint Stock Companies Law and the Charter, propose matters for the agenda of the annual shareholders' meeting and nominate candidates to the board of directors, the management board, the role of general director and the audit commission. Pursuant to the Joint Stock Companies Law, shareholders holding, individually or with other holders, 10% or more of voting shares, may request convocation of an extraordinary general shareholders' meeting by the board of directors or an unscheduled audit by the audit commission. Moreover, shareholders holding, individually or with other shareholders, not less than 25% of the voting shares of CZP have access to accounting documents and minutes of meetings of the management board.

Shareholders holding, individually or with other holders, not less than 1% of outstanding ordinary shares may bring a claim against a member of the board of directors, a member of the management board, the general director, managing company or a sole manager, if any, for their actions or omissions in exercising their corporate duties that resulted in losses incurred by the company where liability for such losses is prescribed by law. In addition, the Joint Stock Companies Law provides for the right of any shareholder to file a claim against a member of the board of directors, a member of the management board, the general director, managing company or a sole manager, if any, for damages sustained by such shareholder as a result of a violation by such person of the provisions relating to the protection of minority shareholders in the context of squeeze-out procedures.

Share Acquisition above Certain Thresholds and Anti-Takeover Protection

As of 1 July 2006, the effective date of amendments to the Joint Stock Companies Law, new rules apply to the acquisition of shares in open joint stock companies. A person intending to acquire more than 30% of the voting shares (taking into account those it already holds together with its affiliates) has the right to make a public offer to other shareholders of the company (a voluntary offer). Within 35 days after acquisition by any means of more than 30%, 50% or 75% of such shares, the acquirer must make a public offer to purchase the remaining shares from the shareholders (a mandatory offer).

The acquirer's payment obligations arising from both voluntary and mandatory offers must be secured in each case by an irrevocable bank guarantee valid for at least six months after the expiration date of the relevant acceptance period.

At any time after the company receives a voluntary or a mandatory offer and until 25 days prior to the expiration of the relevant acceptance period, any person has the right to make a competing offer (that satisfies the requirements for voluntary or mandatory offers, as the case may be) to purchase that number of shares at a price that is not less than the price offered in the relevant voluntary or mandatory offer. Any shareholder may revoke its previous acceptance of that offer and accept the competing offer. A copy of the competing offer must be sent to the person who made the relevant voluntary or mandatory offer so that such person has the opportunity to amend its offer by increasing the purchase price and/or shortening the settlement period.

In addition, from the date upon which a voluntary or mandatory offer has been made until 20 days after the expiration of the period for acceptance of such voluntary or mandatory offer, decisions on share capital increases through an additional share issuance, approval of interested party and certain other transactions and issues may only be made by a meeting of the company's shareholders.

If, as a result of either a voluntary or the mandatory offer, the acquirer purchases more than 95 per cent of the voting shares, it will have an obligation to:

- notify all the other shareholders (within 35 days after acquisition of shares above such threshold) of their right to sell their shares and other securities convertible into shares; and

- purchase their shares and/or convertible securities upon the request of each such minority shareholder.

In addition, as an alternative to giving such notice, the acquirer has the right to deliver a mandatory buy-out request, requiring the minority shareholders to sell their shares.

Any such buy-out offer or request must be secured by an irrevocable bank guarantee. If the company is publicly traded, prior notice of the offers must be filed with the FSFM; otherwise, such offers must be filed with the FSFM no later than the date of the offer. The FSFM may require revisions to be made to the terms of the offer (including the price) in order to bring them into compliance with the applicable rules.

As a general rule, these new buy-out mechanisms became effective as of 1 July 2006 and are available to persons that have acquired such shares pursuant to a voluntary or a mandatory offer after such date. In addition, for a period of one year after 12 August 2006, such mechanisms are available to majority shareholders that, as of 1 July 2006, own more than 95% of the voting shares or, alternatively, own 85% of such shares and increase their stake to more than 95% through a voluntary offer made after such date. However, in each such case, the determination of the purchase price will require both a report of an independent appraiser and an expert opinion of a self-regulatory organisation of appraisers.

Pre-emptive rights

The Joint Stock Companies Law and CZP's Charter provide existing shareholders with a pre-emptive right to purchase shares or securities convertible into shares during an open subscription (*i.e.*, an offering to an unlimited number of acquirers) in an amount proportionate to their existing holding of shares or securities convertible into shares, as the case may be.

In addition, the Joint Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares during a closed subscription (*i.e.*, an offering to a limited number of acquirers) if the shareholders voted against or did not participate in the voting on the decision approving such subscription. This pre-emptive right does not apply to a closed subscription made available only to existing shareholders, provided that, in such circumstances, each such shareholder may acquire shares or securities convertible into shares in an amount proportionate to their existing holdings of such securities. CZP must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their pre-emptive rights. If the price of offered shares or securities convertible into shares is determined after the expiration of the pre-emptive rights, CZP must provide shareholders with a written notice of the proposed sale of shares which are subject to pre-emptive rights at least 20 days prior to the offering, during which time shareholders may exercise their pre-emptive rights.

Dividends

The Joint Stock Companies Law, CZP's Charter and CZP's dividend policy set forth the procedure for determining the dividends that CZP distributes to its shareholders. CZP may declare dividends based on its first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders' meeting by a majority vote of the board of directors, and approved by a majority vote at that shareholders' meeting. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective period; a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of CZP's shares, determined as of the record date for the shareholders' meeting approving the dividends, within 60 days of the date of the shareholder resolution to approve the dividends, unless another term is provided by the shareholders' resolution. Dividends not claimed within three years of the date of payment lapse and accrue to CZP. See "—General Meetings of Shareholders—Notice and Participation". Dividends are not paid on treasury shares, as defined under Russian law.

The Joint Stock Companies Law allows dividends to be paid only out of net profits calculated under Russian accounting standards. A decision to pay dividends can be taken as long as the following conditions have been met:

- the charter capital of the company has been paid in full;
- the company has repurchased all shares tendered by shareholders having the right to request repurchase;
- the company does not meet and would not meet, as the result of the proposed dividend payment, the criteria for insolvency;

- the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the excess of the liquidation value over the par value of the issued and outstanding preferred shares of the company; and
- in other cases provided by law.

Declared dividends may not be paid in the following situations:

- the company meets or would meet as the result of such decision the criteria for insolvency as of the date of payment;
- the value of the company's net assets is less (or would become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the excess of the liquidation value over the par value of the issued and outstanding preferred shares of the company as of the date of payment; or
- in other cases provided by law.

If a company is prohibited, as a result of the occurrence or existence of the above circumstances, from paying a dividend that it has previously declared, it must pay such dividend in the event that such circumstances cease.

Distributions to shareholders on liquidation

Under Russian law, the liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law allows a company to be liquidated by a three-quarters majority vote of a shareholders' meeting or by a court order.

Following a decision to liquidate the company, the right to manage the company's affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors the following order of priority during liquidation:

- individuals owed compensation for injuries, deaths or moral damages;
- claims of employees and copyright claims;
- federal and local governmental authorities claiming taxes and similar payments for their budgets and non-budgetary funds; and
- other creditors in accordance with Russian legislation.

Claims of creditors in respect of obligations secured by a pledge of the company's property are satisfied from the sale proceeds of the pledged property prior to claims of any other creditors, save for the creditors ranking first and second in the order of priority, where the claims of such creditors arose before the relevant pledge had been granted. Any residual claims of secured creditors that remain unsatisfied after the sale of the pledged property rank *pari passu* with claims of creditors ranking fourth in order of priority.

The remaining assets of a company are distributed among shareholders in the following order of priority:

- payments to repurchase shares from shareholders which had requested the repurchase of their shares in accordance with the Joint Stock Companies Law;
- payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and
- distribution of the remaining assets of a company between the holders of ordinary and preferred shares on a *pro rata* basis.

The Federal Law "On Insolvency (Bankruptcy)" of 26 October 2002, as amended (the "Bankruptcy Law") provides for a somewhat different order of priority of creditors' claims in the event of insolvent liquidation:

- claims of individuals owed compensation for injuries, deaths or moral damages;
- claims of employees and copyright claims; and
- claims of other creditors.

Claims of creditors in respect of obligations secured by a pledge of the company's property are satisfied from the sale proceeds of the pledged property prior to claims of any other creditors, save for the creditors ranking first and second in the order of priority where the claims of such creditors had arisen before the relevant pledge had been granted. Any residual claims of secured creditors that remain unsatisfied after the sale of the pledged property rank *pari passu* with claims of creditors ranking third in the order of priority.

In addition, the Bankruptcy Law provides for certain payments to be settled from the bankrupt estate in a different order of priority from that order set out above. These payments include various expenses incurred in the course of insolvency proceedings, creditors' claims which arose after the acceptance by the arbitration court of the petition for the debtor to be declared bankrupt and before the debtor was declared bankrupt, and creditors' claims in respect of monetary obligations which arose during the receivership.

Liability of shareholders

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another entity. The person or entity capable of determining such decisions is deemed an "effective parent". The entity whose decisions are capable of being so determined is deemed an "effective subsidiary". The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the effective parent and the effective subsidiary; and
- the effective parent gives binding instructions to the effective subsidiary.

Accordingly, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. In addition, a holder of CZP's shares will not be personally liable for the debts of CZP or its effective subsidiaries unless that holder controls CZP's business.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the wilful action or omission of an effective parent. This liability arises whether the effective parent's ability to determine decisions of the effective subsidiary arose through ownership of voting securities, contract or otherwise. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take any action or fail to take any action in circumstances where such effective parent knew that such action or failure to take action would result in the effective subsidiary's losses.

Charter capital increase

CZP may increase its charter capital by issuing new shares, or increasing the par value of already issued shares.

According to the Joint Stock Companies Law and CZP's Charter, a decision to increase the share capital by increasing the par value of issued shares requires a majority vote of a general shareholders' meeting, which decision can be taken only upon the proposal of the board of directors. A decision on issuance of shares or securities convertible into shares via a closed subscription, or an issuance via an open subscription of ordinary shares or securities convertible into ordinary shares constituting more than 25% of the number of issued ordinary shares, requires a three-quarters majority vote by a general shareholders' meeting, which decision can be taken only upon the proposal of the board of directors. In all other circumstances, as provided in the Charter, a decision to increase the share capital by issuance of additional shares requires a unanimous decision of the entire board of directors. In addition, the issuance of shares above the number of authorised shares provided in the charter requires an amendment to the charter, which requires a three-quarters majority vote of a general shareholders' meeting.

The Joint Stock Companies Law requires the placement price of newly issued shares offered through subscription to be determined by the board of directors on the basis of their market value. The placement price for existing shareholders exercising a pre-emptive right to purchase additional shares may not exceed 90% of the price paid by third parties. Fees of an intermediary participating in the placement of shares through subscription

cannot exceed 10% of the share placement price. The board of directors may elect to involve an independent appraiser to set the placement price of the shares. There is a specific requirement for determining the placement price of securities which are traded on stock exchanges and the price of which is publicly available, and, in such circumstances, the board of directors must take into account such prices. In relation to any in-kind contributions for new shares, the board of directors must value that contribution based on market value, and, in order to determine such market value, an independent appraiser must be retained. In such circumstances, the value set by the board of directors may not in any event exceed the value determined by the independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of additional shares of a joint stock company. These procedures require:

- adoption of a decision on increase of share capital by placement of additional shares;
- adoption of a decision on share issuance;
- prior registration of a share issuance with FSFM;
- placement of the shares;
- registration of the report or filing of the notification on the results of the share issuance; and
- public disclosure of information at the relevant stages of the issuance.

Capital decrease; share buy-backs

CZP has the right, and under certain circumstances, is statutorily required, to decrease its share capital. The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is RR 100,000 (approximately $3,690) for an open joint stock company. CZP may decrease its charter capital through a reduction of the number of its shares, including by repurchase and cancellation, or through a reduction in the par value of the shares. Pursuant to the Joint Stock Companies Law, a decision on a decrease of charter capital through a reduction in the par value of the shares requires a three-quarters majority vote of a shareholders' meeting upon the proposal by the board of directors; in all other cases, a decision on a decrease of charter capital may be taken by a majority of votes of shareholders. Additionally, within 30 days of a decision to reduce its charter capital, CZP must publish this decision and issue written notice of such decision to its creditors. CZP's creditors would then have the right to demand, within 30 days of publication or receipt of that notice, an accelerated performance or termination of all CZP's obligations owed to them, as well as compensation for damages, if any.

The Joint Stock Companies Law allows a joint stock company to decrease its share capital only if the following conditions have been met:

- the company's share capital has been paid in full;
- the company has repurchased all shares from shareholders who have exercised their right to demand repurchase of their shares;
- the company is not insolvent on the date of adoption of the decision to decrease the share capital and would not become insolvent as a result of the proposed decrease of share capital;
- the value of the company's net assets on the date of adoption of the decision to decrease the share capital is not less (and would not become less as a result of the proposed decrease of share capital) than the sum of its share capital, the reserve fund and the difference between the liquidation value and par value of the company's issued and outstanding preferred shares;
- declared dividends have been paid in full; and
- other specified requirements of Russian legislation.

The Joint Stock Companies Law and CZP's Charter allow CZP's shareholders to authorise the repurchase, for the purpose of a decrease of charter capital, of up to 10% of CZP's shares in exchange for cash, property or property rights.

The Joint Stock Companies Law allows a joint stock company to repurchase its shares only if at the time of repurchase:

- the company's charter capital has been paid in full;

- the company is not, and would not become as a result of the repurchase, insolvent; and
- the value of the company's net assets is not less (and would not become less as a result of the proposed repurchase) than the sum of its charter capital, the reserve fund and the excess of the liquidation value over the par value of the company's issued and outstanding preferred shares.

Russian law provides that a joint stock company's shareholders may demand the repurchase by the company of all or some of their shares if the shareholder demanding such repurchase voted against, or did not participate in the voting on, the decision approving any of the following actions:

- the reorganisation of the company;
- the conclusion of a major transaction involving assets in excess of 50% of the balance sheet value of the assets of the company; or
- the amendment of the charter or approval of a new version of the charter in a manner that limits shareholders' rights.

Pursuant to the Joint Stock Companies Law, a shareholder demanding repurchase of its shares is not entitled to dispose of, or encumber, its shares from the moment of receipt by the company of the relevant shareholder's demand until the earlier of registration with the shareholders' register of such transfer of shares to the company or revocation by that shareholder of its demand. The board of directors must approve the report on the results of repurchase of the shares within 50 days of the relevant decision of the general shareholders' meeting, on the basis of which the relevant changes must be reflected in the shareholders' register. A company may not repurchase shares in such circumstances in an amount which exceeds 10% of the company's net assets calculated according to Russian accounting standards as of the date of the general shareholders' meeting which approved one of the decisions described above. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of the company's net assets, the company will repurchase shares from each such shareholder on a *pro rata* basis.

Registration and transfer of shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. In relation to a joint stock company with more than 50 shareholders, the register of shareholders must be maintained by a specialised registrar. Ownership of a joint stock company's registered ordinary shares is evidenced solely by entries made in such register. Any of CZP's shareholders may obtain an extract from CZP's register certifying the number of shares that such shareholder holds. CZP's shareholder register is maintained by ZAO "Registrator INTRAKO", Moscow Branch, whose registered office is located at 2 Volgogradsky prospect, Moscow 109316, Russian Federation.

A shareholder may conclude an agreement with a licensed depositary, under which a depositary will be responsible for keeping records of transfers of rights over the deposited shares. Under Russian legislation, the conclusion of a depositary agreement does not entail transfer of the right of ownership over the deposited shares to a depositary, and a depositary may not carry out any operations with the deposited shares except under instruction of the shareholder. When shares are deposited with a depositary, they are registered on a special "depo" account, and a depositary registers in the shareholders register as a nominee shareholder.

A purchase, sale or other transfer of shares is effected through registration in the shareholder register (or the registration with a depositary if shares are held by such depositary). The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to effect such registration.

Reserve and Other Funds

Russian legislation requires each joint stock company to establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in the event that other funds are not available. According to the Joint Stock Companies Law and CZP's Charter, CZP's reserve fund is established in an amount equal to 5% of its charter capital, and CZP is required to make annual allocations to its reserve fund in an amount of 5% of its net profits until the required amount of the reserve fund is reached.

In addition, CZP's Charter provides for the establishment of a special employees shares ownership fund. This fund is formed from CZP's net profits and may be used solely for the acquisition and further placement among CZP's employees of CZP's shares that have been sold by CZP's shareholders.

Disclosure of Information

Russian securities regulations require CZP to make the following public disclosures and filings on a periodical basis:

- filing quarterly reports with the FSFM containing information about CZP, its shareholders, the structure of CZP's management bodies, the members of the board of directors, CZP's branches and representative offices, CZP's shares, bank accounts and auditors, important developments during the reporting quarter, and other information about CZP's financial and business activity;
- filing with the FSFM and publishing in the FSFM's periodical publication, as well as in other media, any information concerning material facts and changes in the financial condition or business activities of CZP, including among other things:
  - any reorganisation of CZP;
  - certain changes in the composition of CZP's assets;
  - certain facts related to share issuances;
  - decisions of the general shareholders' meetings;
  - inclusion in CZP's shareholders register of a shareholder that has acquired 5% or more of CZP's issued ordinary shares and any circumstance which resulted in the number of CZP's issued ordinary shares held by such shareholder moving above or below a 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% threshold; and
  - information on any of the following documents received by CZP: a voluntary offer (including any competing offer); a mandatory offer (including any competing offer); a notice of the right of shareholders to sell their shares to a person that has acquired more than 95% of the ordinary shares; or a request that minority shareholders sell their shares to a person that has acquired more than 95% of the ordinary shares;
- disclosing information on various stages of shares issuance through publication of certain data as required by applicable securities regulations;
- disclosing CZP's annual report and annual financial statements prepared in accordance with Russian accounting standards;
- filing with the FSFM on a quarterly basis a list of CZP's affiliated persons and disclosing the same on website of CZP, on the same basis; and
- other information as required by applicable Russian securities legislation.

Corporate Governance

CZP's shares have been listed on the RTS Stock Exchange since 19 October 2006, and, as a result, CZP is required to comply with a number of corporate governance requirements. Such requirements include, among others, the:

- retention of at least one independent director on the board of directors at all times;
- establishment of an audit committee of the board of directors composed of non-executive directors only and chaired by an independent non-executive director;
- adoption of a regulation on insider trading;
- establishment of internal control procedures; and
- adoption of a provision in CZP's Charter and internal regulations requiring CZP's general director, members of the board of directors, the management board and its officers to disclose information concerning their ownership, sale and purchase of securities issued by CZP.

General Meetings of Shareholders

Procedure

The powers of the general shareholders' meeting are set forth in the Joint Stock Companies Law and in CZP's Charter. A shareholders' meeting may not decide issues that do not fall within its competence established by the Joint Stock Companies Law and by CZP's Charter in accordance with the Joint Stock Companies Law. According to CZP's Charter, the general shareholders' meeting has the exclusive power to take decisions, *inter alia*, on the following issues:

- amendments to CZP's Charter or approval of a new version thereof;

- a reorganisation of CZP;
- the liquidation of CZP, the appointment of a liquidation commission and the approval of interim and final liquidation balance sheets;
- the determination of the number of members of the board of directors, and the election and the early termination of the board of directors;
- the determination of the quantity, par value and categories (types) of authorised shares and the rights attaching to these shares;
- a decrease of CZP's charter capital by way of reduction in the total number of CZP's shares;
- a decrease of CZP's charter capital by way of reducing the par value of shares;
- an increase of CZP's charter capital by way of increasing the par value of shares;
- an increase of CZP's charter capital by way of an additional share offering by closed subscription;
- an increase of CZP's charter capital by way of an offering by open subscription of ordinary shares constituting more than 25% of issued ordinary shares;
- the election of the members of CZP's audit commission and early termination of their powers;
- the approval of CZP's external auditor;
- effecting payment (declaring) dividends based on first quarter, half-year, and nine-months results of the financial year;
- the approval of CZP's annual reports and annual financial statements, including profit and loss reports (profit and loss statements) of CZP, and the distribution of profits, including the payment (declaration) of dividends, with the exception of profits distributed as dividends based on first quarter, half-year, and nine-months results of the financial year, and losses of CZP based on the results of the financial year;
- setting the procedure for conducting general shareholders' meetings;
- the splitting and consolidation of shares;
- the approval of interested party transactions as established by law;
- the approval of major transactions in cases as established by law;
- the purchase of placed shares by CZP as established by law;
- decisions on participation in financial and industrial groups, associations and other business groups;
- the adoption of CZP's by-laws (internal regulations) governing the activities of bodies within CZP;
- the payment of compensation and disbursements to the members of the board of directors;
- decisions on CZP bearing the costs of holding extraordinary general shareholders' meetings in cases provided for in the Joint Stock Companies Law; and
- decisions on other matters in cases provided for in the Joint Stock Companies Law.

Under the Joint Stock Companies Law, certain shareholders' resolutions may provide that they remain valid for a specific period of time with respect to a company's reorganisation or spin-off, an increase or decrease of share capital or a splitting or consolidation of shares (the "Validity Period"). However, in the event such shareholders' resolutions are not acted upon within the Validity Period and/or the effective Validity Period for such resolutions has expired, such resolutions become null and void, and, subject to provisions of the Joint Stock Companies Law, are no longer enforceable.

Voting at a shareholders' meeting is generally based on the principle of one vote per one ordinary share, with the exception of the election of the board of directors, which is done through cumulative voting. See "—Board of Directors". The Deposit Agreement does not allow for the voting of fractional entitlements. Thus, an investor requires ten GDRs to be entitled to one vote. Decisions are generally passed by a majority vote of the holders of voting stock present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve the following:

- amendments to the company's charter or approval of a new version thereof;
- the reorganisation, liquidation, appointment of a liquidation commission and approval of interim and final liquidation balance sheets;

- major transactions involving assets in excess of 50% of the balance sheet value of the assets of the company;
- the determination of the number, par value and type of authorised shares and the rights granted by such shares;
- the repurchase by the company of its issued shares in cases stipulated by the Joint Stock Companies Law;
- any issuance of shares or securities convertible into ordinary shares by closed subscription;
- the issuance by open subscription of ordinary shares or securities convertible into ordinary shares, in each case, constituting more than 25% of the number of issued and outstanding ordinary shares; and
- a decrease of the charter capital by reducing the par value of the shares.

The quorum requirement for the company's shareholders' meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (or, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders' meeting must be convened by the board of directors not earlier than two months and not later than six months after the end of the financial year, and the agenda must include the following items:

- election of members of the board of directors;
- election of the members of the audit commission;
- approval of the annual report and annual financial statements;
- approval of the distribution of losses and profits, including approval of annual dividends, if any; and
- approval of an auditor.

Extraordinary shareholders' meetings may be called by the board of directors on its own initiative, or at the request of the audit commission, external auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general shareholders' meeting may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general shareholders' meeting through the attendance of the shareholders or their authorised representatives for the purpose of discussing and voting on issues on the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a shareholders' meeting by absentee ballot:

- election of the members of the board of directors;
- election of the members of the audit commission;
- approval of the company's external auditor; and
- approval of the annual report and annual financial statements, and any distributions of losses and profits, including approval of annual dividends, if any, except for dividends based on first quarter, half-year, and nine-months results of the financial year.

Notice and participation

CZP's shares are listed for trading on the RTS Stock Exchange and, as a result, CZP is subject to certain shareholder notification requirements. All shareholders entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification must specify the agenda for the meeting. However, in relation to an extraordinary general shareholders' meeting to elect the board of directors or a general shareholders' meeting to approve any reorganisation in the form of merger, spin-off or demerger and to elect the board of directors of the company established as a result of any reorganisation in the form of merger, spin-off or demerger, shareholders must be notified at least 70 days prior to the date of the meeting. Only those items that were set out in the agenda may be voted upon at a general shareholders' meeting.

The list of persons entitled to participate in a general shareholders' meeting is compiled on the basis of data in the company's shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary general shareholders' meeting to elect the board of directors, not more than 65 days before the date of the meeting). In the event of a general shareholders' meeting where ballot papers are circulated prior to the general shareholders' meeting, the date for compiling the list of shareholders entitled to participate in the general shareholders' meeting shall be set not less than 35 days prior to the general shareholders' meeting.

The right to participate in a general shareholders' meeting may be exercised by a shareholder as follows:

- by personally participating in the discussion of agenda items and voting thereon;
- by sending an authorised representative to participate in the discussion of agenda items and to vote thereon;
- by absentee ballot; or
- by delegating the right to fill out the absentee ballot to an authorised representative.

Board of Directors

The board of directors is responsible for general management matters, with the exception of those matters that are designated by law and CZP's Charter as being the exclusive responsibility of the general shareholders' meeting.

The Joint Stock Companies Law provides that a joint stock company's entire board of directors must be elected at each annual general shareholders' meeting and that the board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to the company's board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting. If the company's shareholders sought to dismiss one of the company's directors, shareholders would be required to dismiss the entire board of directors and then re-appoint at a general meeting those directors whom they wished to retain.

The Joint Stock Companies Law requires all joint stock companies with 50 or more shareholders to maintain a board of directors with at least five members. In relation to larger companies, the Joint Stock Companies Law requires a joint stock company with more than 1,000 holders of voting shares to maintain a board of directors with not less than seven members and a joint stock company with more than 10,000 holders of voting shares to maintain a board of directors with not less than nine members. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or by a decision of the shareholders' meeting. CZP's Charter provides that the number of members on its board of directors is determined by the shareholders. Currently, CZP's board of directors consists of seven members. See "Management and Corporate Governance—Board of Directors".

Pursuant to the Joint Stock Companies Law and CZP's Charter, CZP's board of directors has the power to decide, among other things, the following issues:

- the determination of CZP's business priorities;
- the convening of annual and extraordinary general shareholders' meetings, except for certain circumstances specified in the Joint Stock Companies Law;
- the approval of the agenda of the shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;
- the placement of CZP's bonds and other securities as provided for by the Joint Stock Companies Law;
- the increase of CZP's charter capital by way of (i) placement of additional shares distributed among shareholders; and (ii) placement of ordinary shares by way of open subscription comprising not more than 25% of previously issued ordinary shares;
- the appointment of the general director, determination of the number of persons in CZP's management board and appointment of members of CZP's management board as proposed by the general director, and early termination of their powers;

- the approval of the terms of the contract with the general director and members of the management board, and setting the amount of their remuneration and compensation;
- the determination of the price of CZP's property and of its securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;
- the repurchase of CZP's shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;
- recommendations in respect of the amount of dividends on the shares and procedure of payment thereof;
- the approval of major and interested party transactions in the cases provided for by the Joint Stock Companies Law;
- the approval of decisions on share issuances and of the prospectus relating to such share issuances, as well as of reports on the results of such share issuances;
- the use of CZP's reserve fund and other funds;
- the approval of CZP's internal documents, except for those documents, approval of which falls within the competence of shareholders or executive bodies of CZP;
- the creation of branches and representative offices;
- the participation of CZP in other organisations, if this issue does fall within the competence of the executive bodies of CZP under its Charter;
- the approval of CZP's share registrar; and
- other issues, as provided for by the Joint Stock Companies Law and the Charter.

Matters which are within the competence of the board of directors may not be transferred for consideration to the executive bodies of CZP.

The Joint Stock Companies Law generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. In the absence of the requisite number of directors for actions requiring a unanimous vote or majority vote of disinterested and independent directors, some of these actions may be submitted to a general shareholders' meeting for approval. A board meeting is considered duly assembled and legally competent to act when a majority of the number of directors provided for in the company's charter are present.

Management Board

The management board is CZP's collective executive body responsible for its day-to-day management. The activities of the management board are governed by the Joint Stock Companies Law, the Charter and internal regulations approved in accordance therewith. The Charter provides that the board of directors elects the members of the management board at the proposal of the general director and determines the number of the members thereof. Under the Joint Stock Companies Law, no more than 25% of members of the board of directors are allowed to be members of the management board. The duties of the management board include, among other things:

- management of CZP's activities, except for issues which are within the competence of the general shareholders' meeting, the board of directors and the general director;
- organising for implementation of, and control over, the budget of CZP;
- the approval of the organisational structure of CZP;
- the approval of the salaries of all CZP's employees, except for the members of the management board;
- insurance over CZP's property; and
- other issues provided for in the Charter.

The Charter requires that decisions of the management board require a majority vote of members who are present, provided that a majority of elected members are present at the meeting. If the number of the members of the management board does not constitute the required quorum, the board of directors is obliged to elect a new management board.

General Director

CZP's general director is CZP's chief executive officer and is in charge of CZP's day-to-day activities. The activities of the general director are governed by the Joint Stock Companies Law, the Charter and internal regulations approved in accordance therewith. The general director exercises executive authority over all activities of the company, except for issues assigned to the exclusive competence of the general shareholders' meeting, the board of directors and the management board. Under the Charter, the board of directors elects the general director for a period of three years and may at any time resolve to terminate its powers. The general director chairs the meetings of the management board. The general director acts on behalf of the company without any power of attorney, signs agreements, opens the company's accounts with banks and carries out other functions in the course of the company's day-to-day activities.

Audit Commission

The audit commission, whose activities are governed by the Joint Stock Companies Law, CZP's Charter and internal regulations approved thereunder, oversees and coordinates audits of CZP's financial and economic activity. The principal duties of the audit commission are to ensure that CZP's activities comply with applicable legislation and do not infringe shareholders' rights, and that CZP's accounting and reporting do not contain any material misstatements. The general shareholders meeting elects its members for a term which expires at the date of the next annual general shareholders' meeting. The audit commission shall consist of three members. Pursuant to the Joint Stock Companies Law, members of CZP's management bodies may not be appointed to the audit commission.

CZP's audit commission currently consists of three members:

Name	Year of Birth	Position
Oleg V. Baidin	1962	Member of the audit commission
Evgeny G. Golovachev	1974	Member of the audit commission
Dina A. Mikryukova	1979	Member of the audit commission

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors, disinterested independent directors or disinterested shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or a member of any executive body of the company, any shareholder that owns, together with any affiliates, at least 20% of the company's issued voting shares or any person who gives binding instructions to the company, if that person, or that person's spouse, parents, children, adoptive parents or children, siblings or affiliates, is:

- a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- the owner, individually or collectively, of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- a member of any management body of a company or a member of any management body of the managing organisation of the company that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
- in other cases provided by the Russian legislation.

The Joint Stock Companies Law requires that an "interested party transaction" by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An "independent director" is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company. Additionally, such person's spouse, parents, children, adoptive parents or children, siblings may not occupy positions in the executive bodies of the company. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

- the value of such transaction or a number of inter-related transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;

- the transaction or a number of inter-related transactions involves placement through subscription or secondary market sale of shares in an amount exceeding 2% of the aggregate of the company's issued ordinary shares and ordinary shares into which issued convertible securities may be converted;
- the transaction or a number of inter-related transactions involves placement through subscription of issued securities convertible into shares that may be converted into ordinary shares constituting more than 2% of the aggregate of the company's issued ordinary shares and ordinary shares into which issued convertible securities may be converted;
- the number of directors who are not interested in the transaction is not sufficient to constitute a quorum for approval of a transaction by the board of directors; or
- all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction. This exemption shall apply only to the interested party transactions concluded within the period beginning when such party is recognised as an interested party until the next annual general shareholders' meeting.

The approval of interested party transactions is not required in the following instances:

- the company has only one shareholder that simultaneously performs the functions of the sole executive body of the company;
- all shareholders of the company are deemed interested in such transactions;
- the transactions arise from the shareholders executing their pre-emptive rights to purchase the company's newly issued shares or securities convertible into shares;
- the company is repurchasing its issued shares;
- the company is merging with or into another company; or
- the company is required by the federal legislation and/or other normative acts of the Russian Federation to enter into the transaction, and settlements under such transactions are made pursuant to fixed tariffs and prices established by appropriate state authorities.

Any interested party transaction must be approved prior to its execution. Upon a claim by a company or any of its shareholders, a court may invalidate any interested party transaction entered into in breach of the requirements established by the Joint Stock Companies Law.

Major Transactions

The Joint Stock Companies Law defines a "major transaction" as a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or transactions involving placement through subscription or secondary market sale of ordinary shares or placement of securities convertible into ordinary shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, in the event such approval is not obtained by the board, a simple majority vote of a shareholders' meeting in the event that the board of directors decides to transfer this issue to the general shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of shareholders in general meeting.

Any major transaction entered into in breach of the requirements established by the Joint Stock Companies Law may be invalidated by a court pursuant to a claim made by a company or any of its shareholders.

Approval of Antimonopoly Authorities

The Competition Law requires that certain acquisitions of shares in a joint stock company must be notified to, or submitted for prior approval by, the FAS. See "Regulatory Matters—Regulation in the Russian Federation—Regulation of Competition".

The depositary appears in the shareholders' register of a joint stock company as an owner of the shares, and, as a result, is technically subject to these requirements. However, under the depositary agreement, the depositary may not exercise voting rights in its discretion, but rather exercises such rights in accordance with instructions of the GDR holders. Accordingly, although the Competition Law does not specifically exempt depositaries from antimonopoly clearance, depositaries have in practice benefited from such an exemption, as clarified by the FAS in letters issued on case-by-case basis.

Currency Control

Russian currency control restrictions with regard to such instruments as GDRs and ordinary shares are set forth in the Currency Law and respective regulations of the CBR.

Pursuant to the Currency Law, currency operations in relation to GDRs and ordinary shares between residents and non-residents may be conducted without limitations, unless otherwise provided in the Currency Law and relevant regulations of the CBR. In particular, the Currency Law permits the settlement of GDRs in both roubles and in foreign currencies, whereas the settlement of ordinary shares may only be effected in roubles. In addition, until 1 January 2007, the CBR has the power to introduce the requirement to use special accounts with authorised Russian banks in relation to (i) acquisitions of foreign securities (such as GDRs) by Russian investors from non-residents of Russia and (ii) acquisitions of Russian securities (such as the ordinary shares) by foreign investors from residents of Russia. Under the CBR Regulation No.116-I, dated 7 June 2004, the special account requirement may apply only to transactions which involve payments; exchanges of securities in barter transactions are not affected by this requirement.

Under the Currency Law, currency operations in relation to ordinary shares between non-residents may be conducted either in roubles or in foreign currencies without limitations, subject to compliance with Russian securities and anti-monopoly laws and regulations.

Finally, non-residents may receive dividends declared by Russian companies both in foreign currencies (confirmed by the CBR in its Information Letter No. 31, dated 31 March 2005) and roubles. Dividends declared and paid in roubles may be freely converted through Russian authorised banks and remitted outside of Russia.

FSFM Approval of Placement and/or Circulation of Shares in the Form of GDRs.

Pursuant to Russian law, securities of a Russian company may be placed and/or circulated outside the Russian Federation in the form of GDRs, provided that such company obtained permission from the FSFM prior to such placement and circulation of GDRs. Russian law stipulates that the total number of shares of a Russian company that may be placed and/or circulated outside the Russian Federation may not exceed 35% of that company's total number of shares. In addition, with respect to each particular offering, no more than 70% of the offered shares of a Russian company may be placed and circulated outside the Russian Federation in the form of GDRs, and the remaining shares must be offered in the form of shares.

Listing and Delisting of Shares on a Russian Stock Exchange

A Russian company has the option of obtaining a temporary "V" listing for its shares on a Russian stock exchange, subject to certain conditions. The regulatory requirements for a V listing are not as extensive as for other listings.

Under the listing rules which became effective on 6 November 2006, shares of a company may be included in quotation list V of a Russian stock exchange, if, *inter alia*, (i) a prospectus has been registered with respect to such shares, (ii) the shares of the company are (A) placed through an open subscription for the first time through either a stock exchange or a licensed broker or (B) offered for public circulation for the first time through either a stock exchange or a licensed broker, (iii) the company has existed for at least three years, (iv) the company has not recorded a loss for two of the last three years, (v) at least 10% of the total amount of the company's ordinary shares are placed or offered for public circulation, (vi) a market-making agreement between a stock exchange and the company is concluded with respect to shares for the whole period of inclusion thereof in the respective quotation list (vii) the company has assumed certain information undertakings, and (viii) the company complies with Russian securities law.

In addition, the inclusion of the shares of a company in quotation list V is subject to the following conditions: (i) the company has a board of directors which includes at least one independent director (in accordance with the requirements of independence as set out by Russian law), (ii) the company has established an audit committee, as a part of its board of directors, which is headed by an independent director and does not include directors which comprise the sole executive body or members of the collective executive body of the company, (iii) the review notes on the company's auditors' report prepared by the audit committee are provided to the company's shareholders before the annual general shareholders' meeting, (iv) the company's internal documents require its sole executive body, corporate or sole manager or members of the board of

directors or collective executive body to disclose information on their holding, sale and purchase of the company's securities, (v) the company's board of directors approves regulations on the use of insider information, (vi) the company's board of directors approves regulations on procedures for internal control over the company's business activities provided that supervision over compliance with these procedures is performed by persons other than members of the board and the audit committee is informed of the identified violations, and (vii) the company's charter provides that shareholders must be given at least 30 days' notice of the general shareholders' meeting, unless Russian law provides for a longer notification period.

Shares of the company may be included in quotation list V for a maximum term of six months from the date of the relevant decision by the stock exchange. Upon the expiry of this term, V-listed shares must be upgraded to quotation list A or B, provided that the company meets the respective requirements set forth for inclusion of the shares in those quotation lists, including requirements regarding capitalisation and monthly volume of trading. For instance, the shares may be included in quotation list B if the capitalisation of the company's ordinary shares is at least RR 1.5 billion and the monthly volume of trading in such shares for the last three months is at least RR 1.5 million. Failure to comply with these requirements may result in the shares being delisted. Moreover, if the Company's shares are transferred from quotation list V to quotation list B, such shares may be delisted within first six months of the date of inclusion thereof in the quotation list of the stock exchange in the event that the monthly amount of trading in such shares for the preceding three months is less than RR 3 million.

Notification of Foreign Ownership

Pursuant to Part I of the Tax Code of the Russian Federation of 31 July 1998, as amended (the "Tax Code"), foreign persons registered as individual entrepreneurs in Russia and foreign companies, regardless of whether they are registered with the Russian tax authorities, that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. The procedure for notifying the Russian tax authorities by foreign companies that are not registered with the Russian tax authorities at the time of their share acquisitions is unclear. Other than this notification requirement, there are no requirements or restrictions with respect to foreign ownership of CZP's shares.

Notification of Acquisition of Certain Thresholds

Pursuant to Russian securities legislation, each holder of ordinary shares of a joint stock company must notify a company and the FSFM of the acquisition of 5% or more of such ordinary shares and any subsequent change in the number of the ordinary shares above or below a threshold of 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%. Each notification must contain the name of the shareholder, the name of the company, the state registration number of the ordinary shares issuance and the number of the ordinary shares acquired. As a general rule, such notifications must be given within five days after the ordinary shares have been transferred to such shareholder's securities account or, if such change was the result of placement of additional ordinary shares, within five days of the day such shareholder learnt, or should have learned, about state registration of the report on placement of shares.

Terms and Conditions of the Global Depositary Receipts

The following terms and conditions (subject to completion and amendment and excepting sentences in italics) will apply to the Global Depositary Receipts and will be endorsed on each Global Depositary Receipt certificate:

The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of 0.1 ordinary shares of nominal value RUB 1 each (the "Shares") in JOINT-STOCK COMPANY CHELYABINSK ZINC PLANT (the "Company") pursuant to and subject to an agreement dated 20 September 2006, and made between the Company and The Bank of New York in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed ING Bank (Eurasia) as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions of the GDRs (the "Conditions"), references to the "Depositary" are to The Bank of New York and/or any other depositary which may from time to time be appointed under the Deposit Agreement, and references to the "Custodian" are to ING Bank (Eurasia) or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of Moscow or such other location of the head office of the Custodian in Russia as may be designated by the Custodian with the approval of the Depositary (if outside the city of Moscow) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs will upon issue be represented by interests in a Regulation S Master GDR, evidencing Regulation S GDRs, and by interests in a Rule 144A Master GDR, evidencing Rule 144A GDRs (as each such term is defined in the Deposit Agreement). The GDRs are exchangeable in the circumstances set out in "Summary of Provisions Relating to the GDRs while in Master Form" for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17 (*Agents*)) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders of GDRs are not party to the Deposit Agreement (which specifically disallows application of the Contracts (Rights of Third Parties) Act 1999) and thus, under English Law, have no contractual rights against, or obligations to, the Company or Depositary. However, the Deed Poll executed by the Company in favour of the Holders provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.**

1. Withdrawal of Deposited Property and Further Issues of GDRs

1.1 Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Russia of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii) the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii) the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv) the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out in Schedule 4, Part B (*Certificate and Agreement of Person Receiving Deposited Property Upon Withdrawal In Relation To The Rule 144A GDRs Pursuant To Condition 1 and Clause 3.5 of the Deposit Agreement*) to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

The Deposit Agreement is entered into by the Company and The Bank of New York which will act as Depositary for the Regulation S Facility and the Rule 144A Facility. Deposited Property means and includes the Deposited Shares and all and any rights, interests and other securities, property and cash being held from time to time by the Custodian or the Depositary or their respective agents and attributable to the Deposited Shares pursuant to the provisions of the Deposit Agreement together with any right of the Depositary or the Custodian to receive Deposited Shares or any such rights, interests and securities, property and cash as aforesaid other than any right of the Depositary or the Custodian against any Pre-Releasee (as defined in Clause 3.9 of the Deposit Agreement) to receive any Shares, cash or GDRs pursuant to the contract governing the Pre-Release.

1.2 Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a) will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Russia of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3 Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4 The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3 (*Certificate and Agreement of persons acquiring the Regulation S GDRs upon Deposit of Shares in the Regulation S Facility pursuant to Condition 1 and Clause 3.3 of the Deposit Agreement*) of the Deposit Agreement *(which is described in the following paragraph)* by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A (*Certificate and Agreement of Acquirors of Rule 144A GDRs upon*

Deposit of Shares in the Rule 144A Facility pursuant to Condition 1 and Clause 3.3 of the Deposit Agreement) of the Deposit Agreement *(which is described in the second following paragraph)* by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares represented by such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3 (Certificate and Agreement of persons acquiring the Regulation S GDRs upon Deposit of Shares in the Regulation S Facility pursuant to Condition 1 and Clause 3.3 of the Deposit Agreement) of the Deposit Agreement certifies, among other things, that the person providing such certificate is not a U.S. Person as defined in Regulation S of the U.S. Securities Act and is located outside the United States.

The certificate to be provided in the form of Schedule 4, Part A (Certificate and Agreement of Acquirors of Rule 144A GDRs upon Deposit of Shares in the Rule 144A Facility pursuant to Condition 1 and Clause 3.3 of the Deposit Agreement) of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the Securities Act ("QIB")) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under "Plan of Distribution—Transfer Restrictions".

1.5 Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different rights from the Shares corresponding to the outstanding GDRs or any further such GDRs which are otherwise not fungible with the outstanding GDRs, will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6 The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7 Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders, (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such GDRs or Deposited Property, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depositary determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than thirty per cent. of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application. The Depositary may also set dollar limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection

herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A (*Certificate and Agreement of Acquirors of Rule 144A GDRs upon Deposit of Shares in the Rule 144A Facility pursuant to Condition 1 and Clause 3.3 of the Deposit Agreement*) of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this Condition 1.7 (*Severability*) shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 (*Certificate and Agreement of persons acquiring the Regulation S GDRs upon Deposit of Shares in the Regulation S Facility pursuant to Condition 1 and Clause 3.3 of the Deposit Agreement*) of the Deposit Agreement.

1.8 Notwithstanding any other provisions of the Deposit Agreement or the Conditions, the Depositary may, with notice to the Company and the Holders, cancel a number of the GDRs then outstanding, sell (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) the Deposited Property formerly represented by such GDRs and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto, and thereby reduce the Depositary's holdings of any class of Deposited Property below an amount that the Depositary determines to be necessary or advisable, if (i) the Depositary or its agent receives any notice from any Russian governmental or regulatory official or authority that the existence or operation of a Facility or the holding by the Depositary (or its Custodian or any of their respective nominees) of the Deposited Property violates any Russian law or regulation, or that the Depositary (or its Custodian or any of their respective nominees) is required to make any filing or obtain any consent, approval or license to operate that Facility or to own or exercise any rights with respect to the Deposited Shares or other Deposited Property or (ii) the Depositary or the Custodian receives advice from reputable Russian counsel that the Depositary (or the Custodian or any of their respective nominees) reasonably could be subject to criminal or civil liabilities as a result of the existence or operation of the Facility or the holding or exercise by the Depositary (or the Custodian or any of their respective nominees) of any rights with respect to the Deposited Shares or other Deposited Property. If the Depositary cancels GDRs and sells Deposited Property under the preceding sentence, the Depositary shall allocate the cancelled GDRs converted under the preceding sentence and the net proceeds of the sale of the number of Deposited Property previously represented thereby, among the Holders pro-rata to their respective holdings of GDRs immediately prior to the cancellation, except that the allocations may be adjusted by the Depositary, in its sole discretion, so that no fraction of a cancelled GDR is allocated to any Holder. Any payment pursuant to this Condition in connection with GDRs represented by a Master GDR shall be made according to the usual practice between the Depositary and the relevant settlement system. Any payment pursuant to this Condition in connection with a GDR in definitive form shall be made to the relevant Holder only after surrender to the Depositary of the GDR certificate by such Holder for cancellation of the relevant number of GDRs.

2. Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to accept Shares for deposit, to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts representing Shares are listed on a U.S. Securities Exchange or quoted on a U.S. automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the register of shareholders of the Company is closed, or the Register is closed due to reasonable reasons, or, generally or in one or more localities, suspend the withdrawal of Deposited Property or deposit of Shares if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in

ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.

3. Transfer and Ownership

The GDRs are in registered form, with 10 GDRs representing one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in any violation of applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs represented by the Rule 144A Master GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Regulation S Master GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). There shall be no transfer of Regulation S GDRs by an owner thereof to a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (each a "QIB") except in a transaction meeting the requirements of Rule 144A and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4. Cash Distributions

Whenever the Depositary shall receive from the Company any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into United States dollars in accordance with Condition 8 (*Conversion of Foreign Currency*). The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23 (*Notices*), specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares represented by the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 (*Distribution of any Payments*) and 11 (*Withholding Taxes and Applicable Laws*); PROVIDED THAT:

(a) in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5. Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to

the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 (*Cash Distributions*) to the Holders entitled thereto.

6. Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 (*Cash Distributions*) to the Holders entitled thereto.

7. Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23 (*Notices*), of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:-

(i) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in United States dollars or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(ii) if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(iii) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 (*Cash Distributions*) to the Holders entitled thereto.

(iv) (a) Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in United States dollars or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(b) Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated *pro rata* on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(c) In order to proceed in the manner contemplated in this Condition 7(iv)(c), the Depositary shall be entitled to receive such opinions from Russian counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv)(c) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription (which, without limitation, shall not include any registration of such distribution, sale or subscription under the U.S. Securities Act of 1933, as amended) by the Depositary or the Holders, as the case may be, pursuant to Conditions 4 (*Cash Distributions*), 5 (*Distributions of Shares*), 6 (*Distributions other than in Cash or Shares*), 7 (*Rights Issues*) or 10 (*Capital Reorganisation*) (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary and the Company concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4 (*Cash Distributions*), 5 (*Distributions of Shares*), 6 (*Distributions other than in Cash or Shares*), 7 (*Rights Issues*) or 10 (*Capital Reorganisation*) or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and neither the Company nor the Depositary shall be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in

paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8. Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than United States dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be converted on a reasonable basis into United States dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into United States dollars. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgement any currency other than United States dollars is not convertible on a reasonable basis into United States dollars and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in United States dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9. Distribution of any Payments

9.1 Any distribution of cash under Condition 4 (*Cash Distributions*), 5 (*Distributions of Shares*), 6 (*Distributions other than in Cash or Shares*), 7 (*Rights Issues*) or 10 (*Capital Reorganisation*) will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23 (*Notices*), in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8 (*Conversion of Foreign Currency*)) distributions will be made in United States dollars by cheque drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Luxembourg, Euroclear or DTC, as the case may be. The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR in accordance with the Deposit Agreement all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Deposit Agreement or under applicable law or regulation in respect of such GDR or the relevant Deposited Property.

9.2 Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the entitled Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10. Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depositary shall as soon as practicable give notice of such event to the Holders

and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4 (*Cash Distributions*), 5 (*Distributions of Shares*), 6 (*Distributions other than in Cash or Shares*) and 9 (*Distribution of any Payments*) with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11. Withholding Taxes and Applicable Laws

11.1 Payments to Holders of dividends or other distributions or payments in respect of the Deposited Property will be subject to deduction of Russian and other withholding taxes, if any, at the applicable rates.

11.2 If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Russia in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Conditions 4 (*Cash Distributions*), 5 (*Distributions of Shares*), 6 (*Distributions other than in Cash or Shares*) or 10 (Capital *Reorganisation*) or to be subscribed under Condition 7 (*Rights Issues*) or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company has agreed to apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain (but shall, where assistance is reasonably requested by the Company, and such assistance does not require the Depositary to take any action in conflict with market practice or in a capacity other than its capacity as Depositary, at the expense of the Company make reasonable endeavours to assist the Company to obtain) any such authorisation, consent, registration or permit, or to file any such report.

12. Voting Rights

12.1 Holders will have the right to instruct the Depositary with regard to the exercise of voting rights with respect to Deposited Shares subject to and in accordance with the terms of this Condition 12 (*Voting Rights*) and Clause 5 (*Voting of Shares*) of the Deposit Agreement. The Company will notify the Depositary of any resolution to be proposed at a General Meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12 (*Voting Rights*).

The Company agrees with the Depositary that it will promptly provide to the Depositary notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary to vote for or against each and any resolution specified in the agenda for the meeting. Based on the notices, agenda and requests referred to in the previous sentence, the Depositary, at the expense of the Company, will prepare and send corresponding notices to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company for the Shares or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23 (*Notices*). The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to procure the appointment of a representative to attend the relevant meeting and vote on behalf of the registered owner of the Deposited Shares.

12.2 In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3 The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that the relevant portion of the Deposited Shares will be voted for and the relevant portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permitted by Russian law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted

against a resolution), the Depositary shall, if the opinion referred to in Condition 12.7 below confirms it to be permissible under Russian law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5 The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received. If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible or unclear) with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.

12.6 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Russian law or the Depositary determines, in good faith, that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5, the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7 Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 above the Depositary shall appoint the Custodian or any other person designated by the Depositary as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 (*Voting Rights*) if (i) it requests that the Company procures that the Depositary receives an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that such voting arrangement is valid and binding on Holders under Russian law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 (*Voting Rights*) but that in doing so the Depositary will not be deemed to be exercising voting discretion, and (ii) it has not received that opinion.

12.8 By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition 12 (*Voting Rights*) and Clause 5 (*Voting of Shares*) of the Deposit Agreement as each may be amended from time to time in order to comply with applicable Russian law.

12.9 The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise any right to vote that attaches to the Deposited Shares, other than in accordance with instructions given, or deemed given, in accordance with this Condition.

13. Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any Stock Exchange on which the Shares may from time to time be listed, and subject to all applicable laws and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23 (*Notices*).

14. Liability

14.1 In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2 Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Russia or any other country or of any relevant governmental authority, or by reason

of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, any Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3 Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4 The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5 The Depositary shall use its reasonable endeavour to effect any such sale as is referred to or contemplated in Conditions 5 (*Distributions of Shares*), 6 (*Distributions other that in Cash or Shares*), 7 (*Rights Issues*), 10 (*Capital Reorganisation*), 13 (*Recovery of Taxes, Duties and Other Charges*), or 21 (*Termination of Deposit Agreement*) or any such conversion as is referred to in Condition 8 (*Conversion of Foreign Currency*) in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7 The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8 In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22 (*Amendment of Deposit Agreement and Conditions*), be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9 Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10 The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any reputable lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the

Depositary or otherwise, and (subject to Condition 14.13 below) shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11 Any such advice, opinion, certificate or information (as discussed in Condition 14.10 above) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and (subject to Condition 14.13 below) the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by the general director of the Company or by a person duly authorised by the general director of the Company or such other certificate from persons specified in Condition 14.10 above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13 The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14 The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, PROVIDED THAT no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not in any circumstances and the Depositary shall not (PROVIDED THAT it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15 Unless contrary to applicable law, the Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16 The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any reputable banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17 Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18 No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the

exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19 For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Russian law as the same may be amended from time to time. Notwithstanding the generality of Condition 3 (*Transfer and Ownership*), the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of such ownership restrictions.

14.20 No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

15. Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16. Depositary's Fees, Costs and Expenses

16.1 The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: U.S.$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not represented by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: U.S.$5.00 or less per 100 outstanding GDRs (or portion thereof) for each such issue of rights, dividend or distribution;

(vi) for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of U.S.$0.05 or less per GDR;

(vii) a fee of U.S.$0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below, provided however that no fee will be assessed under this provision to the extent a fee of US$0.02 per GDR was charged in such calendar year pursuant to paragraph (iv) above; and

(viii) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions, together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.2 The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses as specified in a separate agreement between the Company and the Depositary.

17. Agents

17.1 The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia*, of making distributions to the Holders.

17.2 Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18. Listing

The Company has undertaken in the Deposit Agreement to use its best endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the Official List of the Financial Services Authority and admission to trading on the market for listed securities of the London Stock Exchange.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the Financial Services Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the Official List of the Financial Services Authority and admission to trading on the market for listed securities of the London Stock Exchange is not maintained, the Company has undertaken in the Deposit Agreement to use its best endeavours with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe unless such listing is prohibited by the provisions of Russian law.

19. The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company. The Custodian may resign or be removed by the Depositary by giving 30 calendar days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian. Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Russia, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Russia, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23 (*Notices*). Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20. Resignation and Termination of Appointment of the Depositary

20.1 The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 90 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 90 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take

effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. The Company has undertaken in the Deposit Agreement to use its reasonable endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 (*Notices*).

20.2 Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as Depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and shall hold the Deposited Property for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

21. Termination of Deposit Agreement

21.1 Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 (*Resignation and Terminating of Appointment of the Depositary*) and the Deposit Agreement that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23 (*Notices*).

21.2 During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to (i) the provisions of Condition 1.1 and upon compliance by it with Condition 1, (ii) payment by the Holder of the charge specified in Condition 16.1(i) and Clause 10.1.1(a) for such delivery and surrender, and (iii) payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary (together with all amounts which the Depositary is obliged to pay to the Custodian) in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3 If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, *pro rata* to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22. Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22 (*Amendment of Deposit Agreement and Conditions*)) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, payment of the charge specified in Condition 16.1(i) for such delivery and surrender and otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing

to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1 (*Withdrawal of Deposited Property and Further Issues of GDRs*), the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22 (*Amendment of Deposit Agreement and Conditions*), an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23. Notices

23.1 Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2 Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3 So long as GDRs are listed on the Official List of the Financial Services Authority and admitted for trading on the London Stock Exchange and the rules of the Financial Services Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the United Kingdom (which is expected to be the *Financial Times*).

24. Reports and Information on the Company

24.1 If so requested by the Depositary, the Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ending on 31 December 2006 and, in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with generally accepted accounting principles in Russia or International Financial Reporting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable after the end of such year;

(ii) if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of the Company, as soon as practicable, after the same are published; and

(iii) if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published.

24.2 The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3 For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933, as amended, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by

complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein in reliance on Rule 144A under the Securities Act and otherwise to comply with the requirements of Rule 144A(d)(4) under the Securities Act. Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25. Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary in English on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or English translations of the originals if the originals were prepared in a language other than English) in connection therewith. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, and at the expense of the Company and only if instructed by the Company to do so, prepare and send corresponding notices to the Holders which notices may be given together with a notice pursuant to Condition 9.1, or make general announcements, if practicable, and shall make the same available to Holders in such manner as it may determine.

26. Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27. Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28. Governing Law

28.1 The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedule 3 (*Certificate and Agreement of persons acquiring the Regulation S GDRs upon Deposit of Shares in the Regulation S Facility pursuant to Condition 1 and Clause 3.3 of the Deposit Agreement*) and Schedule 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York. The rights and obligations attaching to the Deposited Shares will be governed by Russian law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to arbitration under the Rules of the London Court of International Arbitration.

28.2 The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising between a Holder and the Depositary and/or the Custodian out of or in connection with the GDRs ("Proceedings") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably

agrees that any Proceedings may be brought in any New York State or United States Federal court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.3 These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.4 In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.5 The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

Summary of Provisions Relating to the GDRS while in Master Form

The GDRs will initially be evidenced by (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR will be deposited with The Bank of New York, London Branch as common depositary for Euroclear and Clearstream and registered in the name of The Bank of New York Depositary (Nominees) Limited. The Master Rule 144A GDR will be registered in the name of Cede & Co., as nominee for DTC, and will be held by The Bank of New York as Custodian for DTC. The Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Terms and Conditions of the Global Depositary Receipts set out in this prospectus (see "Terms and Conditions of the Global Depositary Receipts"). The following is a summary of certain of those provisions. Unless otherwise defined herein, the terms defined in the Terms and Conditions shall have the same meaning herein.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not in part. The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 calendar days in the event that:

(i) Euroclear or Clearstream, in the case of the Master Regulation S GDR, or DTC (or any successor to DTC), in the case of the Master Rule 144A GDR, advises the Company in writing at any time that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days;

(ii) Euroclear or Clearstream, in the case of the Master Regulation S GDR, or DTC, in the case of the Master Rule 144A GDR, is closed for business for a continuous period of 14 calendar days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 calendar days;

(iii) in the case of the Master Rule 144A GDR, DTC or any successor ceases to be a "clearing agency" registered under the Exchange Act; or

(iv) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form, provided that the Depositary shall have no obligation to so determine or to attempt to so determine.

Any exchange shall be at the expense (including printing costs) of the relevant GDR holder.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through DTC, Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Condition 3, or any distribution of GDRs pursuant to Conditions 5, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the register maintained by the Depositary whereupon the number of GDRs represented by the Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the register, provided always that, if the number of GDRs represented by a Master GDR is reduced to zero, such Master GDR shall continue in existence until the obligations of the Company under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream and, in the case of GDRs represented by the Master Rule 144A GDR, will be made by the Depositary through DTC, on behalf of persons entitled thereto upon receipt of funds therefore from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of the Holders will result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Holders of GDRs will have voting rights as set out in the Terms and Conditions of the GDRs.

Surrender of GDRs

Any requirement in the Terms and Conditions of the GDRs relating to the surrender of a GDR represented by the Master Regulation S GDR to the Depositary shall be satisfied by the production by Euroclear or Clearstream, and relating to the surrender of a GDR represented by the Master Rule 144A GDR to the Depositary shall be satisfied by the production by DTC, on behalf of a person entitled to an interest therein, of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream in the case of the Master Regulation S GDR, or by DTC in the case of the Master Rule 144A GDR. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable and to issue voting instructions in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Regulation S GDR is registered in the name of the common depositary (or its nominee) for Euroclear and Clearstream and the Master Rule 144A GDR is registered in the name of DTC (or its nominee), notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear and Clearstream with respect to the Master Regulation S GDR and to DTC with respect to the Master Rule 144A GDR for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23. So long as GDRs are listed on the Official List maintained by the U.K. Listing Authority and admitted for trading on the London Stock Exchange, and the U.K. Listing Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the United Kingdom (which is expected to be the Financial Times).

The Master GDRs shall be governed by and construed in accordance with English law.

Taxation

The following discussion describes certain Russian federal tax, U.S. federal income tax and United Kingdom tax considerations relating to the purchase, ownership and disposition of the GDRs and the Shares by a beneficial owner and certain Kazakhstan tax considerations relating to the disposition of the GDRs and the Shares by a beneficial owner that is not a resident of Kazakhstan. This discussion addresses only beneficial owners that acquire the GDRS or the Shares in the offering or the Pre-emptive Offer. This discussion does not cover all aspects of Russian, U.S., United Kingdom or Kazakhstan taxation that may be relevant to the purchase, ownership or disposition of the GDRs or the Shares by prospective investors in light of their particular circumstances or to persons subject to special rules, such as dealers and tax-exempt investors. This discussion is based on the Russian federal tax, U.S. federal income tax, United Kingdom tax and Kazakhstan tax laws and regulations, all as currently in effect and all subject to change, possibly with retroactive effect. This discussion does not address any tax considerations arising under the laws of any other jurisdiction.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS PRIOR TO INVESTING AS TO THE PARTICULAR RUSSIAN FEDERAL TAX, U.S. FEDERAL INCOME TAX AND UNITED KINGDOM TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE GDRS OR THE SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF A DOUBLE TAX TREATY BETWEEN RUSSIA AND THEIR COUNTRY OF RESIDENCE, IN LIGHT OF THEIR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, PROVINCIAL AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.

Certain Russian Federal Tax Considerations

The following is a general summary of certain Russian federal tax considerations relating to the purchase, ownership and disposition of the GDRs and the Shares by Russian resident and non-resident holders. This summary is based on the laws of Russia in effect on the date of this prospectus. This summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does this summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under any applicable double tax treaty. Prospective investors should consult their own advisers regarding the tax considerations relating to an investment in the GDRs or the Shares. No representations with respect to the Russian tax considerations relating to any particular holder are made hereby.

The Russian tax rules applicable to the GDRs are characterised by uncertainties and by an absence of interpretative guidance. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets and more developed taxation systems. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectors.

For the purpose of this summary, a "non-resident holder" means (i) a physical person, actually present in the Russian Federation for less than 183 days (excluding days of arrival into Russia, but including days of departure from Russia) in a given calendar year or, from 2007, less than 183 days in 12 consecutive months or (ii) a legal person or organisation, in each case not organised under Russian law, that holds and disposes of the GDRs or the Shares otherwise than through a permanent establishment in Russia.

Dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and to remit the amount of tax due to the budget. However, the applicable withholding tax rate will depend on the status of the dividend's recipient.

Russian Resident Holders

Shares

Dividends paid to a Russian resident holder of the Shares (either an individual, a legal entity or an organisation) will be subject to Russian withholding tax at the rate of 9%.

It is not clearly stated in the Russian Tax Code which rate of withholding tax should apply to dividends payable to a holder of the Shares that is a permanent establishment of a foreign legal entity (or organisation). According to the recommendations issued by the Russian tax authorities, withholding tax at a rate of 9% should

apply to dividends paid to a Russian permanent establishment of a foreign legal entity (or organisation), provided that there is a double tax treaty between Russia and the country of tax residency of the respective foreign legal entity (or organisation) and that treaty contains non-discrimination provisions. Otherwise, a 15% tax rate should apply. However, as the Russian Tax Code does not specifically provide for the application of the reduced tax rate, no assurance can be given that the application of a 9% tax rate on dividends paid to residents of the treaty jurisdictions would not be challenged by the Russian tax authorities.

GDRs

There is no guidance in relation to the taxation of dividends payable to Russian resident holders of GDRs (either individuals or legal entities or organisations). In the absence of any specific provision in the Russian tax legislation as to how dividends payable on the Shares underlying the GDRs owned by Russian resident holders should be taxed, there is a risk that the dividends payable on the underlying Shares will be subject to withholding tax at the applicable domestic rates for dividends payable to non-resident holders that are legal entities or organisations (15%). There is also no established procedure for the refund of tax withheld from dividends payable through the Depositary to Russian resident holders of GDRs.

Russian resident holders of GDRs should consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of the GDRs.

Non-Resident Holders

Shares

Dividends paid to a non-resident holder of the Shares generally will be subject to Russian withholding tax, which will be withheld at the source of payment by a tax agent. The tax rate applicable to dividends depends on whether the recipient of the dividends is a legal entity or organisation or an individual. Dividends paid to a non-resident holder that is a legal entity or organisation generally should be subject to Russian withholding tax at a rate of 15%, whereas dividends paid to a non-resident holder who is an individual should be subject to Russian withholding tax at a rate of 30%.

Withholding tax on dividends may be reduced under the provisions of a double tax treaty between the Russian Federation and the country of tax residence of the non-resident holder of the Shares. For example, the Convention Between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the "U.S.—Russia Tax Treaty") provides for reduced withholding rates on dividends paid to U.S. holders who are beneficial owners of the dividends. For example, a 10% rate applies to dividends paid to U.S. holders that own less than 10% of the entity's outstanding shares and a 5% rate applies to dividends paid to U.S. holders that are companies and that own 10% or more of the entity's outstanding shares. The Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the "U.K.—Russia Tax Treaty") also provides for a 10% withholding rate on dividends paid to U.K. holders that are beneficial owners of the dividends and are subject to taxation with respect to these dividends in the United Kingdom.

GDRs

Notwithstanding the foregoing, treaty relief may not be available to non-resident holders of the GDRs because of the absence of any official interpretative guidance as to the beneficial ownership concept in Russian taxation and the fact that the Depositary (and not the holders of the GDRs) is the legal holder of the shares under Russian law. In 2005, the Russian Ministry of Finance issued a clarification providing that holders of Depositary Receipts should be treated as the beneficial owners of the underlying shares for the purpose of double tax treaty provisions applicable to the taxation of dividend from the underlying shares, provided that the tax residencies of the holders of Depositary Receipts are duly confirmed. However, in the absence of any specific provision in the Russian tax legislation with respect to the concepts of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat holders of the GDRs in this regard. Under such circumstances, it is likely that the reduced withholding tax rate provided by the relevant double tax treaties will not apply and the tax will be withheld at the applicable domestic rate for dividends payable on the Shares underlying the GDRs (15%). Although non-resident holders of the GDRs may apply for a refund of a portion of the withholding tax under an applicable double tax treaty, there is no guarantee that the Russian tax authorities will grant a refund. See below "—Tax Clearance Procedures".

Sale, Exchange or Other Disposition

Russian Resident Holders

Legal Entities and Organisations

Capital gains arising from the sale, exchange or other disposition of the GDRs or the Shares by a Russian resident holder that is a legal entity or organisation will be taxed at the regular Russian profits tax rate of 24%. The Russian tax legislation contains a requirement that profits arising from operations with securities quoted on a stock exchange must be calculated and accounted for separately from profits from operations with securities that are not quoted on a stock exchange and from operating profits. Therefore, Russian resident holders that are legal entities or organisations may be able to apply losses arising in respect of the GDRs or the Shares only to offset capital gains, or as a carry forward to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange. Special tax rules apply to Russian legal entities that hold a dealer licence.

Individuals

Capital gains arising from the sale, exchange or other disposition of the GDRs or the Shares by individuals who are Russian resident holders must be declared on the holder's annual tax declaration and are subject to personal income tax at a rate of 13%.

The tax base in respect of a sale, exchange or other disposition of the GDRs or the Shares by an individual is equal to the sale proceeds less documentary confirmed expenses related to the purchase of the GDRs or the Shares (including the cost of the GDRs or the Shares and expenses associated with the purchase, ownership and disposition of the GDRs or the Shares). If it is impossible to confirm the expenses with the appropriate documents, then such individual can decrease the tax base with the property deduction: (i) if the individual owned the securities for less than three years, the property deduction is provided to the extent of income from the sale, exchange or other disposition of the securities but cannot exceed RR 125,000; and (ii) if the ownership period is three years or more, the property deduction is provided to the extent of income from the securities sale. However, the practical application of these provisions is currently rather unclear and investors should take independent tax advice with respect to the tax considerations relating to the receipt of proceeds from the sale, exchange or other disposition of the GDRs or the Shares. Please note that, starting from 1 January 2007, the application of the property deduction with regard to operations of individuals with securities will be abolished.

As the Russian legislation relating to the taxation of income derived by Russian resident holders (including individuals, legal entities and organisations) from the sale, exchange or other disposition of GDRs is not entirely clear, Russian residents holders should consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of the GDRs.

Non-Resident Holders

Legal Entities and Organisations

A non-resident holder that is a legal entity or an organisation generally should not be subject to any Russian taxes on the capital gain realised on the sale, exchange or other disposition of the GDRs or the Shares, regardless of whether the proceeds of such sale, exchange or other disposition are received from a source within or without Russia or whether the sale, exchange or disposition takes place in Russia, *provided that* immovable property located in Russia represents 50% or less of the assets of CZP. However, there is a risk that such gain could be *prima facie* treated as subject to Russian withholding tax of either 20% on the proceeds from such sale, exchange or other disposition, or 24% on the proceeds from such sale, exchange or other disposition less certain expenses, provided that such expenses are supported with appropriate documentation. In this case, the potential withholding tax may be reduced or eliminated pursuant to provisions of an applicable double tax treaty, provided that certain additional conditions are met.

CZP believes that its immovable property located in Russia does not currently, and will not in the future, constitute more than 50% of its assets. However, because the determination of whether the immovable property located in Russia constitutes more than 50% of the assets of CZP is inherently factual and should be made on an on-going basis, and because the relevant legislation and regulations are not entirely clear, there can be no assurance that immovable property located in Russia does not currently, or will not in the future, constitute more than 50% of CZP's assets.

Except as described in the paragraph below, if more than 50% of the assets of CZP were to consist of immovable property located in Russia, a non-resident holder of the GDRs or the Shares that is a legal entity or

organisation will be subject to a 20% Russian tax on the gross proceeds from the sale, exchange or other disposition or a 24% Russian tax on the capital gains realised from the sale, exchange or other disposition, *i.e.*, the difference between the sales price and the acquisition cost of the GDRs or the Shares. When the proceeds from the sale, exchange or other disposition of the GDRs or the Shares are not received from Russian sources, such tax should be declared and paid to the Russian budget by the non-resident holder (although there is no guidance in the current tax legislation as to how this tax should be declared and paid by a foreign legal entity or organisation having no presence in Russia). When the proceeds from the sale, exchange or other disposition of the GDRs or the Shares are received from Russian sources, such tax should be withheld and remitted to the budget by a tax agent.

The Russian Tax Code provides for special exemption for capital gains realized by foreign legal entities or organisations on the sale, exchange or other disposition of shares of Russian companies if such shares are disposed of on a foreign stock exchange. Therefore, as long as the GDRs remain listed on the London Stock Exchange, gains arising from the sale, exchange or other disposition of the GDRs on the London Stock Exchange by non-resident holders that are legal entities or organisations should not be subject to taxation in Russia.

Individuals

A non-resident holder, who is an individual, generally should not be subject to Russian tax in respect of the capital gains realised on the sale, exchange or other disposition of the GDRs or the Shares, provided that the proceeds of such sale, exchange or other disposition are not received from a source within Russia. In the event that the proceeds from the sale, exchange or other disposition of the GDRs or the Shares are received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% on the gain from such sale, exchange or other disposition (*i.e.*, gross proceeds less any available cost deduction, including the original purchase price). In the absence of a clear definition of what constitutes income from sources within Russia in the case of the sale of securities, there is a risk that income from the sale, exchange or other disposition of Russian securities may be considered as received from Russian source. However, in practice, it is unlikely that the tax authorities would impose tax when the sale is transacted outside of Russia by non-residents.

Personal income tax on the sale, exchange or other disposition of the GDRs or the Shares may be reduced or eliminated in accordance with the provisions of an applicable double tax treaty. For example, under the U.S.-Russia Tax Treaty, U.S. holders are exempt from the tax on capital gains, unless 50% or more of the assets of the issuer are represented by immovable property located in Russia. The U.K.—Russia Tax Treaty provides for an exemption from the tax on capital gains received by U.K. holders, unless the gains relate to shares that both: (a) derive all or substantially all of their value directly or indirectly from immovable property in Russia; and (b) are not quoted on an approved stock exchange. See below "—Tax Clearance Procedures".

Non-resident holders who are individuals should consult their own tax advisers with respect to the tax considerations relating to the receipt of proceeds from a source within Russia in respect of a sale, exchange or other disposition of the GDRs or the Shares.

There is a risk that the taxable base may be affected by changes in the exchange rates between the currency of acquisition of the GDRs or the Shares, the currency of the sale, exchange or other disposition of the GDRs or the Shares and the rouble.

Tax Clearance Procedures

Advance Tax Clearance

In the case where dividends are received by a non-resident holder (whether an individual or a legal entity or organisation, or by a Russian permanent establishment of a foreign company which holds the GDRs or the Shares) or proceeds from the sale, exchange or other disposition of the GDRs or the Shares are received by a non-resident holder (whether an individual or a legal entity or organisation) from a Russian source, in order to enjoy the benefits of an applicable double tax treaty, documentary evidence is required to confirm the applicability of such double tax treaty of which the benefits are claimed. Currently, a holder would need to provide to the payer a certificate of tax residence issued by the competent tax authority of the relevant treaty country. In addition, an individual must provide appropriate documentary proof of tax payments outside of Russia for income with respect to which tax treaty benefits are claimed. Because of the uncertainties regarding the form and procedure for providing such documentary proof, individuals may not in practice be able to obtain tax treaty benefits on the receipt of proceeds from a source within Russia.

Advance tax treaty relief may be available for a non-resident holder which is not an individual and for which double tax treaty relief is available, subject to the requirements and conditions of the laws of the Russian Federation.

Refund of Tax Withheld

If double tax treaty relief is available, and Russian withholding tax on income was withheld at the source of payment, a claim for refund of such tax can be filed generally within three years from the end of the tax period in which the tax was withheld. For an individual holder for which double tax treaty relief is available, if Russian withholding tax on income was withheld by the source of payment, a claim for refund of such tax may be filed within one year after the end of the year in which the tax was withheld.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits from a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code.

Obtaining a refund of Russian tax withheld may be a time consuming process and can involve considerable practicable difficulties and may not be feasible in practice.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the GDRs or the Shares by U.S. Holders (as defined below) that purchase the GDRs or the Shares pursuant to the offering and hold the GDRs or the Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the U.S.- Russia Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, dealers in securities, real estate investment trusts, certain former citizens or residents of the United States, persons who hold the GDRs or the Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power) of CZP's stock or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term "U.S. Holder" means a beneficial owner of the GDRs or the Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organised in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on 19 August 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds the GDRs or the Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner. Any such entity should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of the GDRs or the Shares.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE GDRs OR THE SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED

ON THE TAXPAYER UNDER U.S. FEDERAL TAX LAW; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

Treatment of the GDRs

A U.S. Holder of the GDRs should be treated for U.S. federal income tax purposes as the owner of such U.S. Holder's proportionate interest in the Shares held by the Depositary (or its custodian) that are represented and evidenced by such GDRs. Accordingly, any deposit or withdrawal of the Shares by a U.S. Holder in exchange for the GDRs should not result in the realisation of gain or loss to such U.S. Holder for U.S. federal income tax purposes.

Distributions

Subject to the discussion below under "—Passive Foreign Investment Company Considerations", a U.S. Holder that receives a distribution with respect to a GDR or a Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Russian tax withheld from such distribution) to the extent of CZP's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in such GDR or Share and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such GDR or Share. Since CZP has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. Holder may not be able to establish that a distribution is not paid out of earnings and profits for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on the GDRs or the Shares.

The U.S. dollar value of any distribution on the GDRs or the Shares made in a non-U.S. currency should be calculated by reference to the exchange rate between the U.S. dollar and such non-U.S. currency in effect on the date of receipt of such distribution by the Depositary or the U.S. Holder, respectively, regardless of whether the non-U.S. currency so received is in fact converted into U.S. dollars. If the non-U.S. currency so received is converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognise foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on the GDRs or the Shares that are treated as dividends generally will constitute income from sources outside the United States and will be categorised for U.S. foreign tax credit purposes as "passive income" or, in the case of some U.S. Holders, as "financial services income" (or, for taxable years beginning after 31 December 2006, as "passive category income", or, in the case of some U.S. Holders, as "general category income"). Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder generally may elect for any taxable year to claim foreign income taxes (including foreign taxes in lieu of income taxes) as a credit against its U.S. federal income tax liability, subject to certain limitations and holding period requirements. Such an election would apply to all foreign income taxes paid or accrued in such taxable year. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Russian tax withheld, if any, from distributions received in respect of the GDRs or the Shares, up to the 10% rate provided under the U.S.—Russia Tax Treaty. See "—Certain Russian Federal Tax Considerations—Dividends" for a discussion of the position that CZP intends to take in respect of its obligations to withhold Russian tax on dividends that it pays to the Depository. The U.S. Treasury and the IRS recently issued proposed foreign tax credit regulations that, if adopted in their current form, could affect the ability of U.S. Holders to credit Russian taxes withheld on dividends against their U.S. federal income tax liability. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Russian tax withheld. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules, including the eligibility for credit of any Russian withholding tax on distributions.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) through taxable years beginning on or before 31 December 2010 from "qualified foreign corporations" generally qualify for a 15% reduced maximum tax rate so long as certain holding period requirements are met. Dividends paid on the GDRs or the Shares should qualify for the reduced rate if CZP is treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to a U.S. Holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information programme. The U.S.-Russia Tax Treaty as currently in effect meets these requirements and, as discussed below, CZP believes that it was not in 2005 a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes and does not currently expect to become a PFIC, although no assurance can be provided in this regard. However, because the Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that CZP will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that the reduced rate will apply to dividends paid on the GDRs or the Shares held by a U.S. Holder. Special rules apply for purposes of determining the recipient's investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends.

Sale, Exchange or Other Disposition of the GDRs or the Shares

Subject to the discussion below under "—Passive Foreign Investment Company Considerations", a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of the GDRs or the Shares in an amount equal to the difference, if any, between the amount realised on the sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in such GDRs or such Shares. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other disposition, such GDRs or such Shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

A U.S. Holder that receives non-U.S. currency from a sale, exchange or other disposition of the GDRs or the Shares generally will realise an amount equal to the U.S. dollar value of such non-U.S. currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the GDRs or the Shares are, as the case may be, treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the non-U.S. currency so received is converted into U.S. dollars on the settlement date, such U.S. Holder should not recognise foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving non-U.S. currency from a sale, exchange or other disposition of the GDRs or the Shares in cases not described in the first sentence of this paragraph.

Passive Foreign Investment Company Considerations

CZP believes that it was not in 2005, and CZP does not currently expect to become, a PFIC for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond CZP's control, including the value of CZP's assets and the amount and type of CZP's income, there can be no assurance that CZP will not become a PFIC or that the U.S. Internal Revenue Service (the "IRS") will agree with CZP's conclusion regarding CZP's PFIC status. If CZP is a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organised outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If CZP is a PFIC in any year during which a U.S. Holder owns the GDRs or the Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the GDRs or the Shares at a gain, whether or not CZP continues to be a PFIC. The tax will be determined by allocating such distributions or gain rateably to each day of such U.S. Holder's holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year for which CZP was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year and an interest charge will also be imposed on the amount of taxes for each such year. In addition, if CZP is a PFIC, a person who acquires the GDRs or the Shares from a deceased U.S. Holder generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such deceased U.S. Holder's death, which would otherwise be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or such U.S. Holder's tax basis.

The above results may be eliminated if a "mark-to-market" election is available and a U.S. Holder validly makes such an election as of the beginning of such U.S. Holder's holding period. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the GDRs or the Shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such GDRs or such Shares. In addition, any gain from a sale, exchange or other disposition of the GDRs or the Shares will be treated first as ordinary income, and any loss will be treated as ordinary loss, to the extent of any net mark-to-market gains previously included in income, and thereafter as capital loss. A mark-to-market election is available to a U.S. Holder only if the GDRs or the Shares are considered "marketable stock." Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations.

The above results may also be eliminated if a U.S. Holder is eligible for and timely makes a valid "QEF election". If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its *pro rata* share of CZP's ordinary income and net capital gains. In order for a U.S. Holder to be able to make a QEF election, CZP would be required to provide such U.S. Holder with certain information. As CZP does not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election would not be available.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of the GDRs or the Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.

Reportable Transactions

A U.S. Holder that participates in any "reportable transaction" (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on Form 8886. U.S. Holders are urged to consult their own tax adviser as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, the GDRs or the Shares.

Certain United Kingdom Tax Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the purchase, ownership and disposition of the GDRs or the Shares by persons who are resident (and in the case of individuals, ordinarily resident and domiciled) in the United Kingdom for tax purposes. This summary is based on current United Kingdom law and practice, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under United Kingdom law; in particular this summary does not apply to the following:

- investors who are not the absolute beneficial owner of the GDRs or the Shares;
- investors who do not hold the GDRs or the Shares as capital assets;
- special classes of investor such as dealers and tax-exempt investors;
- investors that are insurance companies, collective investment schemes or persons connected with CZP; or
- investors that control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, 10% or more of CZP's voting stock.

Further, this summary assumes that (i) there will be no register in the United Kingdom in respect of the GDRs or the Shares; (ii) the Shares will not be held by, and the GDRs will not be issued by, a depositary incorporated in the United Kingdom; and (iii) neither the GDRs nor the Shares will be paired with shares issued by a company incorporated in the United Kingdom.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS PRIOR TO INVESTING WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES AND THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE GDRS OR THE SHARES.

Dividends

Dividend payments in respect of the GDRs or the Shares may be made without withholding or deduction for or on account of United Kingdom income tax. As discussed in the paragraphs headed "—Certain Russian Federal Tax Considerations—Dividends," such dividends will be subject to Russian withholding taxes.

Dividends received by investors which are companies within the charge to United Kingdom corporation tax (by reason of being resident in the United Kingdom for tax purposes or carrying on a trade through a permanent establishment in the United Kingdom to which the GDRs or the Shares are attributable), will be subject to United Kingdom corporation tax on the gross amount of any dividend paid before the deduction of any Russian withholding taxes. Credit may be given for Russian tax withheld, subject to the United Kingdom tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimize the amount of Russian tax on such dividends. See "—Certain Russian Federal Tax Considerations—Tax Clearance Procedures".

Dividends received by an individual investor who is resident, ordinarily resident and domiciled in the United Kingdom for tax purposes, will generally be subject to United Kingdom income tax on the gross amount of any dividend paid before the deduction of any Russian withholding taxes. Higher rate tax payers are currently subject to United Kingdom tax on the gross amount of such dividends at 32.5%. Credit may be given for Russian tax withheld, subject to the United Kingdom tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimise the amount of Russian tax on such dividends. See "—Certain Russian Federal Tax Considerations—Tax Clearance Procedures".

Disposals

For the purposes of United Kingdom taxation on chargeable gains, the disposal of the GDRs or the Shares by investors which are companies within the charge to United Kingdom corporation tax (by reason of being resident in the United Kingdom or carrying on a trade through a permanent establishment in the United Kingdom to which the GDRs or the Shares are attributable), may, depending on the investor's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss. Such an investor is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

As regards an individual investor who is resident, ordinarily resident and domiciled in the United Kingdom for tax purposes, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the investor realises any other capital gains in the tax year in which the disposal is made, the extent to which the investor has incurred capital losses in that or any earlier tax year, the level of the annual allowance of tax-free gains in that tax year (the "annual exemption") and the amount of taper relief available in relation to the disposal.

Assuming the GDRs or the Shares qualify as non-business assets for taper relief purposes, the proportion of any gain realized on the disposal of the GDRs or the Shares that is brought into the charge to CGT will be reduced by taper relief if the GDRs or the Shares are held by the investor for at least three years. A reduction of 5% of the gain is made for each whole year for which the GDRs or the Shares have been held in excess of two years. The maximum reduction available is 40% if the GDRs or the Shares have been held for ten complete years.

The annual exemption for individuals is £8,800 for the 2006-2007 tax year and, under current legislation, this exemption is, unless the United Kingdom Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. Investors should be aware that the United Kingdom Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

An individual investor who is neither resident nor ordinarily resident in the United Kingdom for tax purposes and who does not return to the United Kingdom within five whole tax years of ceasing to be resident and ordinarily resident in the United Kingdom for tax purposes will not normally be liable for United Kingdom taxation on gains realised on the disposal of such GDRs or the Shares during one of the five or more whole tax years for which they are not treated as resident or ordinarily resident for United Kingdom tax purposes, unless, at the time of disposal, such investor carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which such GDRs or the Shares are attributable.

As discussed under the heading "—Certain Russian Federal Tax Considerations—Sale, Exchange and Other Disposition", certain capital gains may be subject to Russian withholding taxes. Credit against United Kingdom tax may be given for Russian tax withheld, subject to the United Kingdom tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimize the amount of Russian tax on such capital gains. See "—Certain Russian Federal Tax Considerations—Tax Clearance Procedures".

Stamp duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty will be payable on the issue of the GDRs or the Shares, and no United Kingdom stamp duty will be payable on the transfer of the GDRs or the Shares provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situated or to any matter or thing done or to be done, in the United Kingdom. No United Kingdom stamp duty reserve tax will be payable on the issue or transfer of the GDRs or the Shares.

Certain Kazakhstan Tax Considerations

The following is a general summary of certain Kazakhstan tax considerations relating to the disposition of the GDRs or the Shares by non-Kazakhstan resident holders that purchase the GDRs or the Shares pursuant to the offering. This summary is based on the laws of Kazakhstan in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under Kazakhstan tax law. This summary does not address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of Kazakhstan. Furthermore, this summary does not seek to address the availability of double tax treaty relief.

The Kazakhstan tax rules applicable to the disposition of the GDRs or the Shares are characterised by uncertainties and by an absence of interpretative guidance. Prospective investors should consult their own advisers regarding the Kazakhstan tax considerations relating to the disposition of the GDRs or the Shares.

For the purpose of this summary, a non-Kazakhstan resident holder shall mean a holder of the GDRs or the Shares that is not (i) a legal entity that is established under the laws of Kazakhstan, or that has its governing body or place of actual management in Kazakhstan, or that holds or disposes of the GDRs or the Shares through a

permanent establishment in Kazakhstan or (ii) an individual who is a citizen of Kazakhstan, or who is permanently residing in Kazakhstan or, who has his/her centre of vital interests in Kazakhstan, or who holds or disposes of the GDRs or the Shares through a permanent establishment in Kazakhstan.

A non-Kazakhstan resident holder of the GDRs or the Shares should not be subject to tax in Kazakhstan on the capital gain from the disposition of the GDRs or the Shares, provided that the proceeds from the disposition of such GDRs or Shares is not Kazakhstan source income. Kazakhstan source income under the Kazakhstan Tax Code includes capital gains arising from the disposal of shares issued by a non-resident company where more than 50% of the value of the shares of the non-resident company is comprised of property located in Kazakhstan.

CZP believes that less than 50% of the value of its shares is currently comprised of property located in Kazakhstan, and consequently, non-Kazakhstan resident holders should not currently be subject to tax in Kazakhstan upon the disposition of their GDRs or Shares. However, because the determination of whether property located in Kazakhstan represents more than 50% of the value of CZP's shares is inherently factual and is made on an on-going basis, and because the relevant legislation and regulations are not entirely clear, there can be no assurance that property located in Kazakhstan will not, in the future, represent more than 50% of the value of CZP's shares.

If more than 50% of the value of CZP's shares were comprised of property located in Kazakhstan, the proceeds from a disposition of the GDRs or the Shares by a non-Kazakhstan resident holder should constitute Kazakhstan source income. In such a case, and except as otherwise provided by a double tax treaty, a non-Kazakhstan resident holder should generally be subject to a 20% Kazakhstan withholding tax on the capital gain realised on the disposition of the GDRs or the Shares (*i.e.*, the difference, if any, between the sale price of the GDRs or the Shares and the acquisition price of such GDRs or Shares). Currently, there is no mechanism for self-assessment of capital gains tax on income earned by non-Kazakhstan residents from the sale of shares in non-resident companies, but this is expected to change from 2007.

The 20% withholding tax on the disposition of the GDRs or the Shares by a non-Kazakhstan resident holder may be reduced or eliminated in accordance with the provisions of an applicable double tax treaty. The U.K.-Kazakhstan Tax Treaty provides for an exemption from the Kazakhstan tax on capital gains realized by U.K. holders entitled to the benefits of the U.K.-Kazakhstan tax treaty, unless the gains relate to shares that both (i) derive their value, or the greater part of their value, directly or indirectly, from immovable property located in Kazakhstan and (ii) are not substantially and regularly traded on an approved stock exchange. The U.S.-Kazakhstan Tax Treaty does not contain a similar provision.

Non-Kazakhstan resident holders should consult their own tax advisers with respect to the Kazakhstan tax considerations relating to the disposition of the GDRs or the Shares.

Plan of Distribution

The Selling Shareholder is offering up to 1,680,000 Shares in the form of 658,408 Shares and 1,021,592 GDRs, with ten GDRs representing an interest in one Share. In conjunction with the offering, CZP is making the Pre-emptive Offer of up to 325,173 Shares to its shareholders of record as of 30 August 2006.

The offering comprises:

(i) an offering of GDRs outside the United States and the Russian Federation in reliance on Regulation S under the U.S. Securities Act;

(ii) an offering of GDRs in the United States to QIBs as defined in Rule 144A under the U.S. Securities Act in reliance on Rule 144A or another exemption from, or transaction not subject to, registration under the U.S. Securities Act; and

(iii) an offering of Shares outside the United States in reliance on Regulation S under the U.S. Securities Act.

CZP, the Selling Shareholder and the Managers have entered into the Underwriting Agreement dated 7 November 2006. Subject to the satisfaction of certain conditions set forth in the Underwriting Agreement, each Manager has agreed, severally but not jointly, to purchase the number of Ordinary Shares (in the form of ordinary shares or GDRs as specified in the Underwriting Agreement) set forth opposite its name in the following table:

Name	Address	Number of Ordinary Shares
Credit Suisse Securities (Europe) Limited	One Cabot Square, London E14 4QJ, United Kingdom	1,276,800
Alfa Capital Holdings (Cyprus) Limited, London Branch	City Tower, 40 Basinghall Street, London EC2V 5DE, United Kingdom	142,800
HSBC Bank plc	8 Canada Square, London E14 5HQ, United Kingdom	126,000
Closed Joint Stock Company "Investment company "Troika Dialog"	4 Romanov Pereulok, 125009 Moscow, Russian Federation	13,440
Nikitas Brokerage Limited (Licence Number: KEPEY 034/04)	Reg. Office: 2-4 Arch. Makarios III Ave., Capital Center, 9th Floor, Nicosia, Cyprus Head Office: 57 Digeni Akrita Ave., Zachariades Building Office 301, CY-1070 NICOSIA, CYPRUS	120,960
Total		**1,680,000**

In addition, the Selling Shareholder has granted to the sole Bookrunner, on behalf of the Managers, an over-allotment option, exercisable from time to time for a period of 30 days from the announcement of the offer price, to purchase up to an aggregate 252,000 additional Shares, in the form of up to 2,520,000 GDRs, at the offer price and on the terms and conditions of the offering and solely to cover over-allotments, if any, and to cover short positions relating to stabilisation activities.

On 19 October 2006, CZP commenced the Pre-emptive Offer to its shareholders of record as of 30 August 2006. The Pre-emptive Offer will expire on 8 November 2006. CZP's shareholders of record on the relevant date have the right to exercise their pre-emptive rights in proportion to their shareholding as at that date. The Selling Shareholder has undertaken to the Managers to exercise its pre-emptive rights. There can be no assurance, however, that the Selling Shareholder will in fact purchase such Shares. To the extent that any shareholder does not notify CZP of its election to exercise its pre-emptive rights, the Shares that such shareholder would have been entitled to acquire may be purchased under orders placed with CZP's Russian broker and accepted by CZP as described in the share issuance decision registered with the FSFM on 12 October 2006. Any shares for which CZP has received such notifications but which have not been paid for will not be subject to any distribution and will be cancelled. The number of shares potentially subject to cancellation is up to 39,053. See "Description of Share Capital and Certain Requirements of Russian Legislation".

Pursuant to the underwriting agreement, the Selling Shareholder will pay the Managers:

(i) certain costs and expenses incurred by the Managers in connection with the offering; and

(ii) certain commissions of 4% of the amount equal to the offer price multiplied by the number of Shares. Such commissions will equate to a total of approximately $11 million with respect to the number of Shares sold in the form of Shares and GDRs indicated in the table above and, with respect to any additional Shares in the form of GDRs acquired by the Managers as a result of the exercise of the over-allotment option, a total of approximately $2 million (on the assumption that the over-allotment option is exercised in full).

In the Underwriting Agreement, CZP and the Selling Shareholder have, and, in a Deed of Indemnity, Arkley Capital S.àr.l. and Blakesly Limited have, made certain representations and warranties and agreed to indemnify the Managers against certain liabilities, including liability under the U.S. Securities Act. The Underwriting Agreement provides that, upon the occurrence of certain events, such as the suspension or limitation of trading of securities generally on any stock exchange or a material adverse change in CZP's financial condition or business, and on certain other conditions, the sole Bookrunner, on behalf of the Managers, has the right to suspend or terminate the offering.

Each of CZP, the Selling Shareholder, Arkley Capital S.à r.l. and Blakesly Limited has undertaken that it will not, and has undertaken to procure that none of its subsidiaries or persons acting on its or their behalf will, and each of the three beneficial owners of the Selling Shareholder has undertaken that he will not, and has undertaken to procure that none of his affiliates over which he exercises management or voting control nor any person acting on behalf of him or his affiliates will, for a period commencing on the date of execution of the Underwriting Agreement and ending on the date falling 180 days after the Closing Date, without the prior written consent of the sole Bookrunner, issue, offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of (other than pursuant to the foreclosure of existing security interests over ordinary shares (other than those being sold pursuant to the Underwriting Agreement)) (or publicly announce any such issuance, offer, sale, contract to sell, pledge, charge, option or disposal of), directly or indirectly, any ordinary shares of CZP or depositary receipts or interests representing any such shares or securities convertible or exchangeable into or exercisable for any such shares or depositary receipts or interests or warrants or other rights to purchase ordinary shares of CZP or global depositary receipts representing any such shares or any security or financial product whose value is determined directly or indirectly by reference to the price of any such underlying securities, including equity swaps, forward sales and options or GDRs representing the right to receive any such securities or enter into any transaction with a similar effect to any of the foregoing, except pursuant to the Underwriting Agreement.

Selling Restrictions

The following is a summary of the selling restrictions applicable to the Shares and the GDRs.

The Shares and the GDRs have not been, and will not be, marketed or made available, in whole or in part, to the public in conjunction with the application for the GDRs to be admitted to the Official List and to trading on the Regulated Market.

The Shares and the GDRs have not been, and will not be, registered under the U.S. Securities Act, and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act. The Shares and GDRs are being offered and sold outside the United States in reliance on Regulation S. The Underwriting Agreement provides that certain of the Managers may directly or through their respective U.S. broker-dealer affiliates arrange for the offer and re-sale of the GDRs within the United States only to QIBs in reliance on Rule 144A.

In addition, until 40 days after the commencement of the offering of the Shares and the GDRs, an offer or sale of Shares and GDRs within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Each of the Managers has represented and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Shares or GDRs in circumstances in which section 21(1) of the FSMA does not apply to CZP; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares or GDRs in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any Shares or GDRs which are the subject of the offering contemplated herein may not be made to the public in that Relevant Member State, except that an offer of Shares and GDRs may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than Qualified Investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the sole Bookrunner for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by CZP or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive and each person who initially acquired any Shares or GDRs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

In the case of any Shares or GDRs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that (i) the Shares or GDRs acquired by it have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to persons in any Relevant Member State other than Qualified Investors as that term is defined in the Prospectus Directive or in circumstances in which the prior consent of the Sole Bookrunner has been given to the offer or resale or (ii) where the Shares or GDRs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares or GDRs is not treated under the Prospectus Directive as having been made to such persons. CZP, the Selling Shareholder, the Managers and their affiliates, and others will rely (and the Selling Shareholder and CZP each acknowledges that the Managers and their affiliates and others will rely) upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements, and the Managers will not be responsible for any loss occasioned by such reliance.

For these purposes, the expression an "offer of any Shares or GDRs to the public" in relation to any Shares or GDRs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares or GDRs to be offered so as to enable an investor to decide to purchase any Shares or GDRs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each Manager has acknowledged that the GDRs have not been registered under the law of the Russian Federation "On the Securities Market", dated 22 April 1996, as amended (the "Russian Securities Market Law"); and it will not offer, sell or deliver, directly in the Russian Federation or to any Russian resident, any GDRs in violation of the Russian Securities Market Law.

Transfer Restrictions

Rule 144A GDRs

Each purchaser of Rule 144A GDRs in the offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used therein as defined therein):

1. The purchaser acknowledges (or if the purchaser is acting for the account of another person, such person has confirmed to the purchaser that it acknowledges) that the Rule 144A GDRs and the Rule 144A Shares represented thereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Act").

2. The purchaser certifies (or if the purchaser is acting for the account of another person, such person has confirmed that it certifies) that either:

   (a) it is (or such person is) a qualified institutional buyer (within the meaning of Rule 144A under the Act) and at the time of issue of the Rule 144A GDRs referred to above, it (or such person) (or one or more qualified institutional buyers for whose account the purchaser is acting) will be the beneficial owner of such Rule 144A GDRs,

   OR

   (b) it is (or such person is) a broker-dealer acting for the account of a customer, such customer has confirmed to the purchaser (or such person) that it is a qualified institutional buyer (within the

meaning of Rule 144A under the Act) and either (i) at the time of issuance of the Rule 144A GDRs referred to above, such cusomer will be the beneficial owner of such Rule 144A GDRs, or (ii) such customer is acting for the account of a qualified institutional buyer that, at the time of issuance of the Rule 144A GDRs referred to above, will be the beneficial owner of such Rule 144A GDRs.

3. The purchaser agrees (or if it is acting for the account of another person, such person has confirmed to the purchaser that it agrees) that it (or such person) will not offer, sell, pledge or otherwise transfer the Rule 144A GDRs or the Rule 144A Shares represented thereby except (a) to a person whom the purchaser and anyone acting on its behalf reasonably believe (or such person and anyone acting on its behalf reasonably believe) is a qualified institutional buyer ("QIB") within the meaning of Rule 144A under the Act in a transaction meeting the requirements of Rule 144A, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 under Regulation S under the Act or (c) pursuant to an exemption from registration provided by Rule 144 under the Act (if available), in each case in accordance with any applicable securities laws of any state or other jurisdiction of the United States.

The Rule 144A GDRs will bear the following legend:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT AND THE ORDINARY SHARES OF JOINT-STOCK COMPANY CHELYABINSK ZINC PLANT REPRESENTED THEREBY ("THE SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER HEREOF BY PURCHASING THE GDRs, AGREES FOR THE BENEFIT OF JOINT-STOCK COMPANY CHELYABINSK ZINC PLANT THAT THE GDRs AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (B) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDER OF THE GDRs WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDRs OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. THE BENEFICIAL OWNER OF SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A GLOBAL DEPOSITARY RECEIPT MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH SHARES INTO ANY DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE SHARES OR ANY RULE 144A GLOBAL DEPOSITARY RECEIPTS.

THE HOLDER HEREOF, BY PURCHASING THE GDRs, AGREES, FOR THE BENEFIT OF JOINT-STOCK COMPANY CHELYABINSK ZINC PLANT AND THE DEPOSITARY NAMED BELOW THAT THE GDRs REPRESENTED BY THIS CERTIFICATE MAY NOT AT ANY TIME BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY PERSON LOCATED IN RUSSIA, RESIDENTS OF RUSSIA, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, SUCH PERSONS, UNLESS AND TO THE EXTENT OTHERWISE PERMITTED UNDER RUSSIAN LAW.

IT IS EXPECTED THAT THE SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF THE COMPANY IN THE NAME OF THE BANK OF NEW YORK, AS DEPOSITARY, OR ITS NOMINEE, OR OF THE CUSTODIAN, OR ITS NOMINEE. HOLDERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN OTHER SECURITIES MARKETS. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION ARE GENERALLY NOT REQUIRED TO RECOGNISE OR ENFORCE JUDGEMENTS OBTAINED IN THE COURTS OF ENGLAND.

Prospective purchasers are hereby notified that sellers of the Rule 144A GDRs may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S GDRs

Each purchaser of Regulation S GDRs in the offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used therein as defined therein):

1. The purchaser acknowledges (or if the purchaser is acting for the account of another person, such person has confirmed to the purchaser that it acknowledges) that the Regulation S GDRs and the Regulation S Shares represented thereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Act").

2. The purchaser certifies that either:

   (a) it is, or at the time the Shares are deposited and at the time the Regulation S GDRs are issued will be, the beneficial owner of the Shares represented by such Regulation S GDRs, and (i) it is not a U.S. person as defined in Regulation S under the Act and it is located outside the United States (within the meaning of Regulation S under the Act), (ii) it is not an affiliate of the Company or a person acting on behalf of such an affiliate, and (iii) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of the GDRs and the Shares,

   OR

   (b) it is a broker-dealer acting on behalf of its customer, and such customer has confirmed to the purchaser that such customer is, or at the time the Shares are deposited and at the time the Regulation S GDRs are issued will be, the beneficial owner of the Regulation S Shares represented by such Regulation S GDRs and (i) such customer is not a U.S. person as defined in Regulation S under the Act and is located outside the United States (within the meaning of Regulation S under the Act), (ii) such customer is not an affiliate of the Company or a person acting on behalf of such an affiliate, and (iii) such customer is not in the business of buying and selling securities or, if it is in such business, such customer did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of the GDRs and the Shares.

3. The purchaser certifies that the Shares being deposited are not "restricted securities" as defined in Rule 144 under the Act.

The Regulation S GDRs will bear the following legend:

THIS REGULATION S GLOBAL DEPOSITARY RECEIPT AND THE ORDINARY SHARES OF JOINT-STOCK COMPANY CHELYABINSK ZINC PLANT REPRESENTED THEREBY (THE "SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

THE HOLDER HEREOF, BY PURCHASING THE GDRs, AGREES, FOR THE BENEFIT OF JOINT-STOCK COMPANY CHELYABINSK ZINC PLANT AND THE DEPOSITARY NAMED BELOW THAT THE GDRs REPRESENTED BY THIS CERTIFICATE MAY NOT AT ANY TIME BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY PERSON LOCATED IN RUSSIA, RESIDENTS OF RUSSIA, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, SUCH PERSONS UNLESS AND TO THE EXTENT OTHERWISE PERMITTED UNDER RUSSIAN LAW.

IT IS EXPECTED THAT THE SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF THE COMPANY IN THE NAME OF THE BANK OF NEW YORK, AS DEPOSITARY, OR ITS NOMINEE, OR OF THE CUSTODIAN, OR ITS NOMINEE. HOLDERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES RISKS OR LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN OTHER SECURITIES MARKETS. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION ARE GENERALLY NOT REQUIRED TO RECOGNISE OR ENFORCE JUDGEMENTS OBTAINED IN THE COURTS OF ENGLAND.

Settlement and Delivery

Clearing and Settlement of GDRs

Custodial and depositary mechanisms have been established among Euroclear, Clearstream and DTC to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with secondary market trading.

The Clearing Systems

Euroclear and Clearstream

Euroclear and Clearstream each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Indirect access to Euroclear or Clearstream is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Euroclear or Clearstream will be credited, to the extent received by the Depositary, to the cash accounts of Euroclear or Clearstream participants in accordance with the relevant system's rules and procedures.

DTC

DTC has advised CZP as follows: DTC is a limited-purpose trust company organised under the laws of the State of New York, a "banking organisation" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerised book-entry changes in DTC participants' accounts. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organisations. Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders of book-entry interests in the GDRs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends or other payments with respect to book-entry interests in the GDRs from the Depositary through DTC and DTC participants. Distributions in the United States will be subject to relevant U.S. tax laws and regulations. See "Taxation—Certain U.S. Federal Income Tax Considerations".

As DTC can act on behalf of DTC direct participants only, who in turn act on behalf of DTC indirect participants, the ability of beneficial owners who are indirect participants to pledge book-entry interests in the GDRs to persons or entities that do not participate in DTC, or otherwise take actions with respect to book-entry interests in the GDRs, may be limited.

Registration and Form

Book-entry interests in the GDRs held through Euroclear and Clearstream will be represented by the Master Regulation S GDR registered in the name of The Bank of New York Depositary (Nominees) Limited as nominee of The Bank of New York, London Branch, as common depositary for Euroclear and Clearstream. Book-entry interests in the GDRs held through DTC will be represented by the Master Rule 144A GDR registered in the name of Cede & Co., as nominee for DTC, which will be held by The Bank of New York, London Branch as custodian for DTC. As necessary, the Depositary will adjust the amounts of GDRs on the relevant register to reflect the amounts of GDRs held through Euroclear, Clearstream and DTC, respectively. Beneficial ownership in the GDRs will be held through financial institutions as direct and indirect participants in Euroclear, Clearstream and DTC.

The aggregate holdings of book-entry interests in the GDRs in Euroclear, Clearstream and DTC will be reflected in the book-entry accounts of each such institution. Euroclear, Clearstream and DTC, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of the common depositary for Euroclear and Clearstream and the nominee for DTC. The Depositary will be responsible for ensuring that payments received by it from CZP for holders holding through Euroclear and Clearstream are credited to Euroclear or Clearstream, as the case may be, and the Depositary will also be responsible for ensuring that payments received by it from CZP for holders holding through DTC are received by DTC. The address for DTC is P.O. Box 5020, New York, NY 10274, United States of America. The address for Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium. The address for Clearstream is 42 Avenue J.F. Kennedy, L-1855 Luxembourg, Luxembourg.

CZP will not impose any fees in respect of the GDRs; however, holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear, Clearstream or DTC and certain fees and expenses payable to the Depositary in accordance with the terms of the Deposit Agreement.

Global Clearance and Settlement Procedures

Initial settlement

The GDRs will be in global form evidenced by the two Master GDRs. Purchasers electing to hold book-entry interests in the GDRs through Euroclear and Clearstream accounts will follow the settlement procedures applicable to depositary receipts. DTC participants acting on behalf of purchasers electing to hold book-entry interests in the GDRs through DTC will follow the delivery practices applicable to depositary receipts.

Secondary Market Trading

Transfer restrictions

For a description of the transfer restrictions relating to the GDRs, see "Plan of Distribution".

Trading between Euroclear and Clearstream participants

Secondary market sales of book-entry interests in the GDRs held through Euroclear or Clearstream to purchasers of book-entry interests in the GDRs through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the normal procedures applicable to depositary receipts.

Trading between DTC participants

Secondary market sales of book-entry interests in the GDRs held through DTC will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to depositary receipts, if payment is effected in U.S. dollars, or free of payment, if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream purchaser

When book-entry interests in the GDRs are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the DTC participant must send to DTC a delivery free of payment instruction at least two business days prior to the settlement date. DTC will in turn transmit such instruction to Euroclear or Clearstream, as the case may be, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant. On the settlement date, DTC will debit the account of its DTC participant and will instruct the Depositary to instruct Euroclear or Clearstream, as the case may be, to credit the relevant account of the Euroclear or Clearstream participant, as the case may be. In addition, on the settlement date, DTC will instruct the Depositary to (i) decrease the amount of book-entry interests in the GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR and (ii) increase the amount of book-entry interests in the GDRs registered in the name of the common depositary for Euroclear and Clearstream and represented by the Master Regulation S GDR.

Trading between Clearstream/Euroclear seller and DTC purchaser

When book-entry interests in the GDRs are to be transferred from the account of a Euroclear or Clearstream participant to the account of a DTC participant, the Euroclear or Clearstream participant must send to Euroclear or Clearstream a delivery free of payment instruction at least two business days prior to the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant, as the case may be. On the settlement date, Euroclear or Clearstream, as the case may be, will debit the account of its participant and will instruct the Depositary to instruct DTC to credit the relevant account of Euroclear or Clearstream, as the case may be, and will deliver such book-entry interests in the GDRs free of payment to the relevant account of the DTC participant. In addition, Euroclear or Clearstream, as the case may be, shall on the settlement date instruct the Depositary to (i) decrease the amount of the book-entry interests in the GDRs registered in the name of the common depositary and evidenced by the Master Regulation S GDR and (ii) increase the amount of the book-entry interests in the GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR.

General

Although the foregoing sets out the procedures of Euroclear, Clearstream and DTC in order to facilitate the transfers of interests in the GDRs among participants of Euroclear, Clearstream and DTC, none of Euroclear, Clearstream or DTC are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of CZP, the Managers, the Depositary, the Custodian or their respective agents will have any responsibility for the performance by Euroclear, Clearstream or DTC or their respective participants of their respective obligations under the rules and procedures governing their operations.

Clearing and Settlement of Shares

Each purchaser of the Shares in the offering must pay for such Shares on or prior to the date agreed with the Sole Bookrunner. The Shares will be delivered to such purchaser on or about the Closing Date.

The Shares are listed on the RTS Stock Exchange under the symbol "CHZN". In order to make the Shares eligible for trading on the RTS Stock Exchange, a potential purchaser must have a depositary account with ZAO Depositary Clearing Company or any depository that has an account with ZAO Depositary Clearing Company. Purchasers may at their own expense choose to hold the Shares through a direct account with CZP's share registrar, although such directly-held Shares are ineligible for trading on the RTS Stock Exchange.

Information Relating to the Depositary

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The Depositary was constituted in 1784 in the State of New York. It is a wholly-owned subsidiary of The Bank of New York Company, Inc., a New York bank holding company. The principal office of the Depositary is located at One Wall Street, New York, New York 10286, United States of America. Its principal administrative offices are located at 101 Barclay Street, 22nd floor West, New York, New York 10286, United States of America. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Company, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286, United States of America and at The Bank of New York, One Canada Square, London E14 5AL, United Kingdom.

Legal Matters

Certain legal matters with respect to the offering will be passed upon for CZP by Debevoise & Plimpton LLP. Certain legal matters under Russian law will be passed upon for CZP by Gorodissky & Partners, Moscow, Russian Federation. Certain Russian tax matters will be passed upon for CZP and the Managers by ZAO PricewaterhouseCoopers Audit, Moscow, Russian Federation. Certain legal matters with respect to the offering will be passed upon for the Managers by Cleary Gottlieb Steen & Hamilton LLP, London, England and Cleary Gottlieb Steen & Hamilton LLP, Moscow, Russian Federation.

Independent Auditors

The consolidated financial statements of CZP and its subsidiaries as of 31 December 2005, 2004 and 2003 and for each of the three years in the period ended 31 December 2005, included in this prospectus, have been audited by ZAO PricewaterhouseCoopers Audit, independent auditors, Kosmodamianskaya Nab. 52, Bldg. 5, Moscow 15054, Russian Federation, as stated in their report appearing herein.

With respect to the unaudited consolidated interim financial statements of CZP for the six months ended 30 June 2006 included in this Prospectus, ZAO PricewaterhouseCoopers Audit reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated 25 October 2006 appearing herein, states that they did not audit and they do not express an opinion on those unaudited consolidated interim financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

ZAO PricewaterhouseCoopers Audit is a member of the Russian Chamber of Auditors (*Auditorskaya Palata Rossii*) and The Institute of Professional Accountants of Russia (*Institut Professionalnih Buhgalterov Rossii*).

The financial statements of Nova Zinc as of 31 December 2005 and 2004 and for each of the two years in the period ended 31 December 2005, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent auditors, 29/6 Satpaev Avenue, Almaty 050040, Republic of Kazakhstan.

With respect to the unaudited interim financial statements of Nova Zinc for the six months ended 30 June 2006, included in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated 13 October 2006 appearing herein, states that they did not audit and they do not express an opinion on those unaudited interim financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

Experts

SRK, independent experts with respect to mining assets, have prepared a reserves and resources report. Their registered address is 3rd floor, Windsor Court, 1-3 Windsor Place, Cardiff, United Kingdom. The report of SRK has been included in the form and context in which it is included with the consent of that person who has authorised the contents of that report for the purposes of responsibility under the Prospectus Rules.

Listing and General Information

1. It is expected that the GDRs will be admitted to the Official List on or about 13 November 2006. Application has been made for the GDRs to be traded on the Regulated Market of the London Stock Exchange. Prior to admission to the Official List, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

   CZP's Shares have been listed and admitted to trading on the RTS Stock Exchange under the symbol CHZN. Conditional trading on the RTS Stock Exchange in the Shares offered by the Selling Shareholder is expected to commence on 7 November 2006, followed by the expected commencement of unconditional trading on or about 10 November 2006. Trading in the Shares offered by CZP under the Pre-emptive Offer on the RTS Stock Exchange is expected to commence on when-and-if-issued basis following filing of the placement notice with the FSFM on or about 20 November 2006.

2. CZP was incorporated in the Russian Federation on 11 May 1993, as a joint stock company for an unlimited duration, and it operates under the laws of the Russian Federation. CZP is registered at the inspection of the Ministry of Taxes and Duties of the Russian Federation for the Kurchatov District of Chelyabinsk under the main state registration number 1027402551880 and at the Chelyabinsk Oblast Inter-regional Inspection of the Ministry of Taxes and Duties of the Russian Federation for major taxpayers, with registration number 7448000013. CZP's main administrative office and its registered office are located at 24 Sverdlovsky Tract, Chelyabinsk 454008, Russian Federation, and its telephone number is +7 351 799-00-09.

3. Copies of the following will be available for inspection and may be obtained free of charge, during regular business hours on any weekday, at the office of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ, United Kingdom for the duration of the offering:

   - the charter of CZP (English translation);
   - copies of CZP's audited consolidated financial statements as of 31 December 2003, 2004 and 2005 and for the years then ended, together with the auditors' reports relating thereto, and copies of CZP's unaudited consolidated interim financial statements as of 30 June 2006 and for the six months then ended; and
   - copies of Nova Zinc's audited financial statements as of 31 December 2004 and 2005 and for the years then ended, together with the auditors' reports relating thereto, and copies of Nova Zinc's unaudited interim financial statements as of 30 June 2006 and for the six months then ended.

4. If definitive certificates are issued in exchange for the Master GDRs, CZP will appoint an agent in the United Kingdom.

5. The Rule 144A GDRs will be accepted for clearance through the facilities of DTC and the Regulation S GDRs will be accepted for clearance through Euroclear and Clearstream. The Common Code for the Regulation S GDRs is 027187382, the ISIN for the Regulation S GDRs is US1635232028, the CUSIP number for the Regulation S GDRs is 163523202 and the SEDOL is B1G0GT1. The Common Code for the Rule 144A GDRs is 027187226, the ISIN for the Rule 144A GDRs is US1635231038, the CUSIP number for the Rule 144A GDRs is 163523103 and the SEDOL is B1G3M70. The ISIN for the Shares is RU0009093918.

6. There has been no significant change in CZP's financial or trading position since 30 June 2006 (the date of the latest unaudited interim financial statements).

7. The offer price of the GDRs was determined based on the results of the bookbuilding exercise conducted by the Managers. This prospectus will be made available to the public by CZP in accordance with the Prospectus Directive.

SRK Consulting
Engineers and Scientists

SRK Consulting (UK) Ltd
Windsor Court
1-3 Windsor Place
Cardiff
United Kingdom
CF10 3BX
e-mail: cardiff@srk.co.uk
URL: www.srk.co.uk
Tel: + 44 (0)29 20 34 81 50
Fax: + 44 (0)29 20 34 81 99

The Board of Directors
Chelyabinsk Zinc Plant OJSC
24, Sverdlovsky Trakt
Chelyabinsk
454008
Russia

Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ
United Kingdom
(on behalf of themselves and the other Managers)

Cleary Gottlieb Steen & Hamilton LLP
City Place House
55 Basinghall Street
London
EC2V 5EH
England
United Kingdom

Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London EC2N 1HQ
United Kingdom

7 November 2006

Dear Sirs

Review of the Mineral Resource and Ore Reserve of the Akzhal mine located in Kazakhstan

This is a letter to confirm that SRK Consulting (UK) Limited ("SRK") has reviewed all of the key information on which the most recently (1 January 2006) reported Mineral Resource and Ore Reserve statements (the "Statements") for the mining assets (the "Mining Assets") of Nova Zinc TOO ("Nova Zinc") are based, on behalf of Joint-Stock Company Chelyabinsk Zinc Plant ("CZP"). In this letter, Nova Zinc and CZP are also referred to as the "Company".

The primary purpose of this letter is to comment upon the compliance of the Company's Statements with *The 2004 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves* (the "JORC Code") as published by the Joint Ore Reserves Committee ("JORC") of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

SRK has been informed by the Company that this letter is required in support of certain declarations regarding the Company's Mineral Resource and Ore Reserve statements as included in the prospectus (the "Prospectus") relating to an offering of ordinary shares of the Company. SRK has been informed that the Prospectus in which this letter is reproduced has been prepared in accordance with the prospectus rules (the "Prospectus Rules") of the UK Financial Services Authority (the "Financial Services Authority") made under Section 73A of the Financial Services and Markets Act 2000 (the "FSMA"). The Prospectus will be made available to the public in accordance with the Prospectus Rules.

1 INTRODUCTION

SRK is part of the international group holding company, SRK Global Limited (the "SRK Group"). SRK has been commissioned by the board of directors of CZP to review (the "SRK Review") the Mineral Resource and Ore Reserve statements for the Company dated 1 January 2006 and to produce an Independent Expert's Report. This Letter is an executive summary of the SRK Review.

The tables in this letter (the "Letter") summarise SRK's reviewed statements of the Mineral Resource and Ore Reserve (the "Statements"). The terms and definitions are those defined and used in the JORC Code.

2 THE MINING ASSETS

The Mining Assets (all of which are 100% owned by CZP) that were the subject of the SRK Review are set out in Table 1 below. The Mining Assets are located in the Shetsk District of the Karaganda Region of Kazakhstan.

The Mining Assets comprise an openpit mining, heavy medium separation (HMS)/flotation processing operation which produces zinc and lead concentrates. The mine exploits the Akzhal mineral deposit which strikes east-west and variously dips at sub-vertical to shallow angles to the north. The deposit is most likely of syn-sedimentary origin and is largely stratabound but disrupted by faulting. The primary ore minerals are sphalerite and galena.

The mined ore is categorised as either low or high grade. The low grade ore is fed to the HMS plant and the HMS sinks and the run of mine high grade ore are fed to the flotation plant. Separate zinc and lead concentrates are produced. The zinc concentrate has to date been sold through a trader. At the end of the current sales agreement, this concentrate will be sold directly to CZP. The lead concentrate is sold within Kazakhstan.

Table 1 Mining Assets

Mining Assets	Included in the Ore Reserve	Included in the Mineral Resource	Development Status
Central Pit	Yes	Yes	Operational
Company owned Low Grade Surface Stockpiles	Yes	Yes	Operational
State owned Low Grade Surface Stockpiles(1)	No	No	Not yet licenced
Eastern Pit(2)	No	No	Worked Out
Underground Mine	No	Yes	Conceptual Study Stage

(1) The State owned low grade stockpiles require a licence before they can be processed and until such a time cannot be reported as reserves.
(2) The Eastern Pit has reached its final pit limit according to design.

Table 2 Mining Assets—Infrastructure

Mining Assets	Construction (Year)	Current Design Capacity (ktpa)	2005 Performance (kt)
Mining Operation			**RoM(1)**
Central Pit	1951	n/a	1,154
Processing Operations			**Throughput**
HMS	2001	800	478(2)
Concentrator	1986	1,200	1,009

(1) RoM : Run of Mine, being the ore which is mined and transported to the processing plant or stockpile/s.
(2) Throughput was 890 kt in 2003 and 741 kt in 2004.

Table 3 presents the historical operational performance of the Company for 2003, 2004, 2005 and H1 2006.

Table 3 Mining Assets Operational Performance

Mining Assets	Units	2003	2004	2005	2006(H1)
RoM					
High and Low Grade	(kt)	968	1,083	1,154	625
Ore Processed					
HMS feed	(kt)	890	741	478	24
HMS feed—zinc grade	(%)	1.82	1.71	1.55	1.54
HMS feed—lead grade	(%)	0.21	0.22	0.21	0.17
Concentrator Feed (including HMS sinks)	(kt)	971	968	1,009	600
Concentrator feed—zinc grade	(%)	3.25	4.24	2.9	2.98
Concentrator feed—lead grade	(%)	0.39	0.61	0.45	0.72
Concentrator Yield					
Zinc to zinc concentrate	(%)		90.4	90.7	92.4
Lead to lead concentrate	(%)		80.2	83.1	82.9
Sales					
Zinc concentrate	(kt)	71,740	70,242	49,667	29,495
Lead concentrate	(kt)	6,653	7,154	5,648	5,348
Sales Revenue					
Zinc and lead concentrates	(KTGm)	2,202	2,513	2,652	2,758
Zinc and lead concentrates	(USDm)	14.7	18.5	20.0	21.7
Human Resources					
Total Employees	(No)	1,170	1,211	1,171	1,167
Productivity (1)	(t_{mined}/TEC/month)(1)	859	851	647	850
Prices					
Zinc	(USD/t)	1,075	1,241	1,974	3,260
Lead	(USD/t)	761	1,171	1,132	954

(1) Productivity is measured in tonnes mined include ore and waste, per total employees costed ("TEC") per month.

3 SRK REVIEW PROCESS

The SRK Group comprises over 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, Competent Persons' Reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

The review was undertaken by a team of consultants (Table 4) sourced from SRK's United Kingdom practice. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open-pit mining, metallurgical processing, tailings management, infrastructure, environmental management and mineral economics.

Table 4 Areas of Responsibility

Area of Responsibility	Name	Registration and Qualifications
Overall responsibility	Dr Michael Armitage	C Geol, C Eng, FGS, MIMMM, PhD
Geology/Resources/Reserves	Dr Michael Armitage	C Geol, C Eng, FGS, MIMMM, PhD
Mining	Mr Edgar Urbaez	BSc, MSc, AIME
Metallurgical processing	Dr Dave Pattinson	BSc, PhD, C.Eng
Tailings Disposal	Mr Tayfun Gurdal	BSc, MSc
Environmental Management	Ms Fiona Cessford	BSc, MSc
Mineral Economics	Ms Sabine Anderson	MEng

In accordance with the JORC Code, the opinion of compliance with the JORC Code (the "Compliance Opinion") expressed herein has been prepared under the direction of Dr Michael Armitage, CEng, CGeol. Dr Michael Armitage is the Competent Person who assumes overall professional responsibility for the Compliance Opinion.

The results of the review contained in SRK's Report and this letter have been prepared by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to the Competent Person and SRK: 'all references to SRK mean the Competent Person and vice-versa'.

The information in this letter that relates to the Mineral Resources or Ore Reserve is based on information compiled under the direction of Dr Michael Armitage, who is a Member of the Institute of Materials, Metals and Mining ("IMMM") which is a 'Recognised Overseas Professional Organisation' ("ROPO") included in a list promulgated by the Australian Stock Exchange ("ASX") from time to time.

Dr Michael Armitage is a full time employee and the Managing Director of SRK.

Dr Michael Armitage has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve'. Dr Michael Armitage consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

4 MINERAL RESOURCE AND ORE RESERVE STATEMENTS

A life of mine plan ("LoMp") has been produced, reflecting the operation's technical and economic parameters. The LoMp confirms the Ore Reserve.

Table 5 and 6 present the audited Mineral Resource and Ore Reserve statements for the Company (in accordance with the terms and definitions as given in the JORC Code). In presenting the Mineral Resource and Ore Reserve statements the following points apply.

- Indicated Mineral Resources are inclusive of the Mineral Resource modified to produce the Ore Reserve.
- The Mineral Resource has not been subdivided into those parts which have been modified to produce the Ore Reserve and those which have not. Consequently SRK wishes to highlight that any future potential will be in the footwall of the final pit, which the Company currently plans on exploiting via the development of an underground mine.
- SRK has verified that the LoMp from which the Ore Reserve has been determined, is technically achievable and economically viable. In this instance SRK considers the LoMp to be equivalent to a pre-feasibility study level and that all technical disciplines are materially compliant with this level of study. Some work is required by the Company to more accurately define the capital expenditure programmes that the Company has outlined. These programmes are necessary to increase the earth moving equipment capacity, and to replace and upgrade equipment in the processing plant to enable projected production figures to be achieved. The LoMp from which the Ore Reserve is derived, is based solely on the reported Indicated Mineral Resource all of which will be mined from the current openpit operation.
- The Ore Reserve estimate is based on many factors and is derived from estimates of future technical factors, future production costs, future capital expenditure, future product prices and prevailing macro-economic considerations (such as inflation, commodity prices and the corporate tax rate). The Ore Reserve estimate contained in this letter should not be interpreted as an assurance of the economic life of the Mining Assets or the future profitability of the operation. As the Ore Reserve is only an estimate based on factors and assumptions, this will need to be revised as assumptions change. For example if production costs increase or product prices decrease, a portion of the current Mineral Resource, from which the Ore Reserve is derived, may become uneconomical to recover and would therefore result in a lower estimated Ore Reserve. The Ore Reserve for the Mining Assets is based on assumptions which are forward looking statements and involve a number of risks and uncertainties which if different could cause actual results to differ materially from those presented in this letter. The principal assumptions used to derive the Ore Reserves are as follows:
  - The average life of mine ("LoM") estimated LME zinc price is USD1890/t, in real terms. The average LoM realised zinc price is USD1160/t. Real term zinc prices are calculated from estimated LME zinc prices projected by financial institutions, deflated at 2% per annum. The realised sales price for H1 2006 is USD1500/t and is expected to increase to USD2000/t in 2007, due to the termination of the zinc sales agreement with the trader, and direct sales to CZP. The lower LoM realised price of USD1160/t is due to the projected decrease in LME zinc prices. The lead and silver contributions are around 5% of sales revenue.
  - The concentrator annual rated capacity is due to increase from 1.2Mt to 1.5Mt over the next two years, 2007 having a planned throughput of 1.35Mt.

- A provision for capital expenditure of USD40M has been allowed for in SRK's assessment. This includes sustainable and development capital respectively.
- A dilution of 10% and loss of 3.5% has been assumed when converting Mineral Resources to Ore Reserves.
- There is an assumed improvement in labour productivity, which is deemed by SRK to be achievable.
- There are no significant assumed improvements in plant recoveries.

- SRK has tested the economic variability of the Ore Reserve and accordingly notes the following:
  - The LoM revenue attributable to zinc is USD464M, attributable to lead is USD18M and attributable to silver is USD11M. All prices and costs presented in this letter are in real money terms.
  - The contained zinc value in zinc concentrate is USD756M over the LoM, revenue being USD529M, in real terms. The contained lead value in lead concentrate is USD30M over the LoM.
  - The Ore Reserve is dependent on the assumption that the realised zinc price is higher than USD460/t, this being equivalent to a market zinc price USD890/t (prices in real terms).
  - Zinc concentrate sold in 2006 is estimated to contain around 33t of zinc metal. This is projected to increase to around 40t in 2010, and 50t in 2011, primarily due to higher grades of ore mined.
  - A mining contractor has been hired to increase the earth moving requirements, due to the unavailability of owner trucks, increasing operating costs in 2006 through to 2008.
  - The operating costs have been reviewed and largely accepted by SRK, with only minor adjustments made.
  - There is at present a low grade stockpile of just over 2.5Mt which is included in the Ore Reserves and the LoMp.
  - SRK has not been able to establish whether or not Excess Profits Tax will be applicable. On advice from CZP, the information presented in this letter assumes it will not be applicable. SRK takes no responsibility for this assumption.
- SRK notes that the Company has not derived closure and post closure plans for the Mining Assets in accordance with acceptable international environmental standards (as stipulated in the World Bank Guidelines and indicated in the Equator Principals). The Company has not been specifically requested by the regulatory authorities to develop a closure plan nor establish a liquidation fund. Notwithstanding this, for the purposes of confirming the Ore Reserve, SRK has made a provision of USD5M, to allow for the potential biophysical and terminal benefits liabilities.
- The Mineral Resource and the Ore Reserve are estimated as part of the Company's annual planning cycle dated 1 January 2006. The statements as reported herein have not been depleted to reflect the publication date of this letter.

Table 5 SRK Audited Mineral Resource Statement 1 January 2006

	Tonnage (Mt)	Zn (%)	Zn (kt)	Pb (%)	Pb (t)
Central Pit					
Indicated	10.4	4.1	420	0.5	52
Inferred	—	—	—	—	—
Sub-total	**10.4**	**4.1**	**420**	**0.5**	**52**
Underground Project					
Indicated	—	—	—	—	—
Inferred	11.1	3.9	438	1.3	147
Sub-total	**11.1**	**3.9**	**438**	**1.3**	**147**
Surface Stockpiles					
Indicated	2.6	1.3	34	0.2	4
Inferred	—	—	—	—	—
Sub-total	**2.6**	**1.3**	**34**	**0.2**	**4**
All Sources					
Indicated	**13.0**	**3.5**	**454**	**0.4**	**56**
Inferred	**11.1**	**3.9**	**438**	**1.3**	**147**
Grand Total	**24.1**	**3.7**	**892**	**0.8**	**203**

Table 6 SRK Audited Ore Reserve Statement 1 January 2006

	Tonnage (Mt)	Zn (%)	Zn (kt)	Pb (%)	Pb (t)
Central Pit					
Probable	11.0	3.7	405	0.5	50
Sub-total	**11.0**	**3.7**	**405**	**0.5**	**50**
Surface Stockpiles					
Probable	2.6	1.3	34	0.2	4
Sub-total	**2.6**	**1.3**	**34**	**0.2**	**4**
All Sources					
Probable	**13.6**	**3.2**	**439**	**0.4**	**54**
Grand Total	**13.6**	**3.2**	**439**	**0.4**	**54**

5 CONCLUSION

SRK has concluded that the Mineral Resource and Ore Reserve statements as included herein are materially compliant with the JORC Code and are valid as at 1 January 2006.

SRK hereby consents to the inclusion in the Prospectus of the above Mineral Resource and Ore Reserve statements as being materially compliant with the JORC Code and reference to SRK's Review thereon.

SRK considers that should the Ore Reserve as presented herein be re-stated in accordance with the reporting requirements of the United States Securities and Exchange Commission (the "SEC"), specifically Securities Act Industry Guide 7 ("Industry Guide 7"), such Ore Reserve would not be materially different. SRK however notes that certain terms as used in this letter, such as "resources" are prohibited when reporting in accordance with Industry Guide 7.

Dr Mike Armitage
Managing Director
SRK Consulting (UK) Ltd

Appendix II

Glossary

Alloy	A homogeneous mixture or solid solution of two or more metals.
Casting	The pouring of molten metal into a mold to form ingots.
Copper clinker	A substance extracted from zinc cake by Waelz processing containing 3-4% copper and 30-35% iron.
Galvanizing	Coating steel with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, fencing wire, etc. Galvanizing is the main use for zinc.
Grade	The quantity of ore of metal in a specific quantity of rock.
JORC Code	The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, setting out minimum standards, recommendations and guidelines, as outlined in the 2004 edition prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
Leaching	The process of recovering a zinc solution from zinc calcine.
Lead cake	The solid lead residue after leaching.
LME	London Metal Exchange. The LME quoted zinc price (based on a tonne of SHG zinc) is the global reference for zinc prices.
Open-pit mining	A surface mining operation in which blocks of earth are dug-up from the surface.so as to extract ore.
Ore	Mineral bearing rock that contains one or more minerals, at least one of which can be mined and treated profitably under current or immediate foreseeable economic conditions.
(Ore) Reserves	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.
(Proved Ore) Reserves	Economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
(Probable Ore) Reserves	Economically mineable material derived from a Measured/Indicated Mineral Resource. It is estimated with a lower level of confidence than a proven ore Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

(Measured Mineral) Resources — That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

(Indicated Mineral) Resources — That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as sub outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

(Inferred Mineral) Resources — That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as sub outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

Roasting — Roasting is the process of oxidizing zinc concentrate.

SHG zinc — Special high grade zinc, with a zinc content of not less than 99.995%.

Smelting — A thermal process by which molten metal is liberated from concentrate and the impurities separated out.

Treatment Charge — The treatment charge levied by smelters for processing zinc from zinc concentrate. The treatment charge, together with the LME zinc price, largely determines the price that zinc smelters pay to zinc miners for zinc concentrate.

Tonne — A metric tonne, equivalent to 1,000 kilograms or 2,204.62 pounds.

Underground mining — Mining for extracting ore below the surface.

Waelz kiln — Rotary horizontal cylindrical kilns in which zinc cake is processed.

Waelz processing — Waelz processing describes the process by which zinc cake is processed in Waelz kilns at high temperatures (1,250-1,350°C) to recover zinc and by-products.

ZAMAK alloy — An alloy of zinc, aluminium and copper.

Zinc by-products — Products recovered during the processing of zinc concentrate, including zinc in sulphate, sulphuric acid, indium, cadmium, lead cake and copper clinker.

Zinc cake — The solid zinc residue which remains after leaching.

Zinc calcine — The soluble form of zinc concentrate produced by roasting.

Zinc concentrate — Zinc ore which has been processed so that most of the waste material has been removed the percentage of zinc increased to facilitate its transportation and commercial processing. Zinc mines extract zinc ore and produce zinc concentrate from the extracted ore.

Zinc dust — Finely divided zinc particles. It is used to purify zinc solution prior to electrolysis and it can also be sold commercially to provide anticorrosive properties to paint.

Zinc electrolysis — The precipitation of purified zinc solution which results in solid zinc forming around cathodes.

Zinc ore — Mineral containing zinc in such quantities, grade and chemical combination to make it a commercially viable source of the element and to make extraction economical.

Index to Consolidated Financial Statements

JSC CHELYABINSK ZINC PLANT

INTERNATIONAL ACCOUNTING STANDARD No. 34

CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND REVIEW REPORT

30 June 2006

Contents

Statement of management responsibilities

To the Shareholders of
JSC "Chelyabinsk Zinc Plant":

International convention requires that management prepare financial statements, which present fairly, in all material respects, the state of affairs of JSC "Chelyabinsk Zinc Plant" its subsidiaries (together referred to as the "Group") at the end of each financial period and of the Group's results and its cash flows for each financial period. Management is responsible for ensuring that the Group keeps accounting records, which disclose, with reasonable accuracy, the financial position and which enable them to ensure that the financial statements comply with International Financial Reporting Standards and that statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps that are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Management considers that, in preparing the consolidated interim financial statements set out on pages I-5 to I-37, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that appropriate International Financial Reporting Standards have been followed.

The consolidated interim financial statements, which are based on the statutory accounting reports restated in accordance with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors

V.V. Geikhman
General Director
25 October 2006

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya nab. 52/5
115054 Moscow
Russian Federation
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

Review report of independent accountants
To the board of directors of JSC "CHELYABINSK ZINC PLANT"

We have reviewed the accompanying consolidated interim balance sheet of JSC "Chelyabinsk Zinc Plant" (the "Company") and its subsidiaries (together, the "Group") as of 30 June 2006 and the related consolidated interim statements of income, cash flows and changes in equity for the six months then ended. These consolidated interim financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

ZAO PricewaterhouseCoopers Audit

25 October 2006

Moscow, Russian Federation

(The firm is an authorized licensee of the trade name and logo of PricewaterhouseCoopers.)

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated interim balance sheet
As of 30 June 2006

	Note	30 June 2006	31 December 2005
		In thousands of Russian Roubles	
ASSETS			
Non-current assets			
Property, plant and equipment	8	7,439,467	3,311,755
Advances for capital construction		65,691	5,199
Goodwill	9	914,629	—
Other intangible assets	8	23,086	24,028
Available-for-sale investments		2,108	2,108
Other non-current assets		799	—
Total non-current assets		**8,445,780**	**3,343,090**
Current assets			
Inventories, net	10	1,855,524	1,478,985
Trade and other receivables, net	11	1,315,377	689,769
Loans receivable		28,800	26,000
Cash and cash equivalents	12	312,905	131,740
Restricted cash	12	2,990	4,073
Total current assets		**3,515,596**	**2,330,567**
TOTAL ASSETS		**11,961,376**	**5,673,657**
Equity			
Share capital	13	74,077	74,077
Share premium	13	51,826	48,192
Legal reserve	13	397	397
Cumulative translation reserve		210,524	—
Retained earnings		5,548,488	4,235,524
TOTAL EQUITY		**5,885,312**	**4,358,190**
LIABILITIES			
Non-current liabilities			
Borrowings	14	3,261,596	—
Provision for asset retirement obligation and site restoration	17	38,049	—
Deferred income tax liability	21	1,451,296	181,264
Other non-current liabilities		7,806	—
Total non-current liabilities		**4,758,747**	**181,264**
Current liabilities			
Borrowings	14	425,624	269,836
Accounts payable, accrued expenses and advances from customers	15	630,434	808,933
Current income tax payable		233,292	38,444
Other taxes payable	16	27,967	16,990
TOTAL CURRENT LIABILITIES		**1,317,317**	**1,134,203**
TOTAL LIABILITIES		**6,076,064**	**1,315,467**
TOTAL LIABILITIES AND EQUITY		**11,961,376**	**5,673,657**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Geikhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 36 are an integral part of these consolidated interim financial statements)

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated interim statement of income
For the six months ended 30 June 2006

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Russian Roubles	
Revenues	18	6,072,953	1,867,584
Cost of sales	19	(3,912,944)	(1,676,488)
Gross profit		**2,160,009**	**191,096**
Distribution costs	20	(83,423)	(44,388)
General and administrative expenses	20	(284,367)	(172,480)
Operating profit/(loss)		**1,792,219**	**(25,772)**
Finance income		2,017	10,472
Finance costs		(73,008)	(14,054)
Net foreign exchange gain/(loss)		45,609	(9,006)
Profit before income tax		**1,766,837**	**(38,360)**
Income tax expense	21	(453,873)	(134)
Profit for the year		**1,312,964**	**(38,494)**
Profit is attributable to:			
Equity holders of the Company		1,312,964	(38,494)
Net profit for the year		**1,312,964**	**(38,494)**
Earnings per share—basic and diluted (in RR)	22	**258**	**(8)**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Geikhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated interim statement of cash flows
For the six months ended 30 June 2006

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Russian Roubles	
Cash flows from operating activities			
Profit before income tax		1,766,837	(38,360)
Adjustments for:			
Depreciation and amortisation	8	331,546	207,787
Net loss on disposal of property, plant and equipment	20	44,338	115
Impairment of trade and other receivables	20	7,963	1,069
Finance gains and losses, net		70,991	3,582
Precious metals revaluation		(5,510)	(18,736)
Foreign exchange (gains)/losses		(56,354)	9,116
Other non-cash items		(1,396)	3,628
Operating cash flows before working capital changes		**2,158,415**	**168,201**
(Increase)/decrease in trade and other receivables		(565,869)	(56,354)
(Increase)/decrease in inventories		(230,758)	(28,825)
Increase/(decrease) in trade and other payables		(278,699)	210,584
Increase/(decrease) in taxes payable		(4,329)	1,417
Decrease/(increase) in restricted cash		1,083	2,500
Cash generated from operations		**1,079,843**	**297,523**
Interest paid		(78,363)	(15,341)
Income taxes paid		(244,094)	(37,697)
Net cash generated from operating activities		**757,386**	**244,485**
Cash flows from investing activities:			
Purchase of property, plant and equipment		(348,412)	(58,471)
Proceeds from sale of property, plant and equipment		54,950	302
Loans provided		(68,000)	(245,000)
Receipts from repayment of loans		65,200	303,999
Interest received		4,950	9,195
Net cash paid for purchase of subsidiary	23	(2,366,477)	—
Advance for purchase of minority interest	23	(1,349,200)	—
Net cash (used in)/generated from investing activities		**(4,006,989)**	**10,025**
Cash flows from financing activities			
Repayments of borrowings		(607,282)	(92,776)
Proceeds from borrowings		4,070,566	—
Acquisition of treasury shares	13	(21,804)	—
Finance lease payments		(5,744)	—
Net cash generated from/(used in) financing activities		**3,435,736**	**(92,776)**
Effect of translation and foreign exchange rate changes on cash and cash equivalents		(4,968)	1,694
Net (decrease)/increase in cash and cash equivalents		**181,165**	**163,428**
Cash and cash equivalents at the beginning of the period	12	**131,740**	**188,207**
Cash and cash equivalents at the end of the period	12	**312,905**	**351,635**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Geikhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated interim statement of changes in equity
For the six months ended 30 June 2006

	Attributable to equity holders of the Company						
	Share capital	Treasury shares	Share premium/ discount	Legal reserve	Cumulative translation reserve	Retained earnings	Total equity
	In thousands of Russian Roubles						
Balance at 1 January 2005	**74,077**	**—**	**48,192**	**397**	**—**	**4,088,299**	**4,210,965**
Net income for the year	—	—	—	—	—	38,494	38,494
Total recognised income for the period	—	—	—	—	—	38,494	38,494
Balance at 30 June 2005	**74,077**	**—**	**48,192**	**397**	**—**	**4,126,793**	**4,249,459**
Balance at 1 January 2006	**74,077**	**—**	**48,192**	**397**	**—**	**4,235,524**	**4,358,190**
Translation movement	—	—	—	—	210,524	—	210,524
Net income recognised directly in equity	—	—	—	—	210,524	—	210,524
Net income for the year	—	—	—	—	—	1,312,964	1,312,964
Total recognised income for the period	—	—	—	—	—	1,312,964	1,312,964
Acquisition of treasury shares (Note 13)	—	21,804	—	—	—	—	21,804
Sale of treasury shares (Note 13)	—	(21,804)	3,634	—	—	—	(18,170)
Balance at 30 June 2006	**74,077**	**—**	**51,826**	**397**	**210,524**	**5,548,488**	**5,885,312**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Gekhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

1 JSC Chelyabinsk Zinc Plant and its operations

These financial statements have been prepared in accordance with International Financial Reporting Standards for the six months ended 30 June 2006 for JSC Chelyabinsk Zinc Plant (the "Company") and its subsidiaries (together referred to as the "Group").

The Company was incorporated in May 1993 and is domiciled in the Russian Federation. The Company is an open joint stock company set up in accordance with Russian regulations.

At 30 June 2006 the Group's immediate parent is NF Holdings BV incorporated in Netherlands, which owns 87,99% of the Company's shares. The Group is ultimately controlled by Arkley Capital S.A.R.L. incorporated in Luxembourg.

The Company enters into transactions with related parties. Such transactions entered between the Group and its related parties (Note 7) may not be on arms-length terms.

Principal activity. The Group's principal business activity is the extraction and integrated processing of ore with the purpose of producing zinc and lead concentrates, production and distribution of zinc, zinc alloys and by-products. The Group's manufacturing facilities are based in Chelyabinsk (the Russian Federation) and Akzhal (the Republic of Kazakhstan). There is a number of subsidiaries including a newly acquired subsidiary (Note 23). The companies of the Group are incorporated under the Laws of the Russian Federation, the Republic of Kazakhstan, and Switzerland. At 30 June 2006 the Group employed approximately 2,739 employees (31 December 2005: 1,799).

Registered address and place of business. The Company's registered address is: Sverdlovsky trakt 24, Chelyabinsk, Russian Federation.

2 Basis of preparation and significant accounting policies

Basis of preparation. These consolidated interim financial statements for the six months ended June 30, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IAS 34 "Interim financial reporting" under the historical cost convention except for certain financial instruments that are presented at fair value. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Presentation currency. All amounts in these financial statements are presented in thousands of Russian Roubles ("RR thousands"), unless otherwise stated.

Accounting for the effects of hyperinflation. The Russian Federation and the Republic of Kazakhstan have previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements. The characteristics of the economic environment of the Republic of Kazakhstan indicate that hyperinflation has ceased effective from 1 January 1999. Accordingly, the amounts expressed in the measuring unit current at 31 December 1998 are treated as the basis for the carrying amounts in these financial statements.

Consolidated financial statements. Subsidiaries are those companies and other entities (including special purpose entities) in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies so as to obtain economic benefits. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The date of exchange is the acquisition date where a business combination is achieved in a single transaction, and is the date of each share purchase where a business combination is achieved in stages by successive share purchases.

The excess of the cost of acquisition over the fair value of the net assets of the acquiree at each exchange transaction represents goodwill. The excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over cost ("negative goodwill") is recognised immediately in profit or loss.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The Company and all of its subsidiaries use uniform accounting policies consistent with the Group's policies.

Minority interest is that part of the net results and of the net assets of a subsidiary, including the fair value adjustments, which is attributable to interests which are not owned, directly or indirectly, by the Company. Minority interest forms a separate component of the Group's equity.

Purchases of minority interests. Difference, if any, between the carrying amount of a minority interest and the amount paid to acquire it is recorded as goodwill. There is no step-up of net assets to fair value upon minority interest acquisition.

Property, plant and equipment. Property, plant and equipment are stated at historic acquisition or construction cost less accumulated depreciation and provision for impairment, where required. An independent appraisal company was engaged by the Group to estimate fair value of assets under construction and property, plant and equipment as of 1 January 1998, as historic information on cost of assets under construction and property, plant and equipment was not readily available. A remaining useful economic life of 5 years was designated to this property, plant and equipment, which were fully depreciated as of 31 December 2002. Subsequent additions to property, plant and equipment are accounted for at cost, restated to the equivalent purchasing power of the Russian Rouble at 31 December 2002 for assets acquired after 1 January 1998, but prior to 1 January 2003.

Independent appraisal company was engaged to estimate fair value of assets under construction and property, plant and equipment of the acquired subsidiary (Note 23), as well as their estimated remaining useful lives, as of 10 April 2006 (the acquisition date).

Costs of minor repairs and maintenance are expensed when incurred. Cost of replacing major parts or components of property, plant and equipment items are capitalised and the replaced part is retired.

Expenditure, including evaluation costs, incurred to establish or expand productive capacity, costs to conduct mining-construction and mining-capital works, as well as costs arising from mining preparation works during the development or mine reconstruction phase, are capitalised to mining assets as part of buildings and constructions.

At each reporting date the management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, the management estimates the recoverable amount, which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the impairment loss is recognised in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's value in use or fair value less costs to sell.

Gains and losses on disposals determined by comparing proceeds with carrying amount are recognised in profit or loss.

Depreciation. Land is not depreciated. Assets under construction are not depreciated before transfer into operation. Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives:

	Useful lives in years
Buildings and infrastructure	10 to 50
Plant, machinery and equipment	5 to 30
Other	2 to 20

The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset less the estimated costs of disposal, if the asset was already of the age and in the condition expected at the end of its useful life. The residual value of an asset is nil if the Group expects to use the asset until the end of its physical life. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Stripping costs. Stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and are subsequently amortised over the life of the operation.

Stripping costs incurred subsequently during the production stage of its operations are expensed.

Goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the acquirer's share of the net identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of exchange. Goodwill on acquisitions of subsidiaries is presented separately in the consolidated balance sheet. Goodwill on acquisitions of associates is included in the investment in associates. Goodwill is carried at cost less accumulated impairment losses, if any.

The Group tests goodwill for impairment at least annually and whenever there are indications that goodwill may be impaired. Goodwill is allocated to the acquirer's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the business combination. Such units or group of units represent the lowest level at which the Group monitors goodwill and are not larger than a segment. Gains or losses on disposal of an operation within a cash generating unit to which goodwill has been allocated include the carrying amount of goodwill associated with the operation disposed of, generally measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit which is retained.

Intangible assets. All of the Group's intangible assets have definite useful lives and include capitalised cost of obtaining "CZP SHG" (Chelyabinsk Zink Plant Special High Grade) certification, computer software and licences. Cost of obtaining CZP SHG certification and acquired computer software and licences are capitalised on the basis of the costs incurred to obtain or acquire these intangible assets and bring them to use.

Intangible assets are amortised using the straight-line method over their useful lives:

	Useful lives in years
Cost of obtaining CZP SHG certification	30
Computer software and licences	3 to 5

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down to the higher of value in use and fair value less costs to sell.

Classification of financial assets. The Group classifies its financial assets into the following measurement categories: trading, available-for-sale, held to maturity and loans and receivables.

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

Trading investments are securities or other financial assets, which are either acquired for generating a profit from short-term fluctuations in price or trader's margin, or are included in a portfolio in which a pattern of short-term trading exists. The Group classifies financial assets into trading investments if it has an intention to sell them within a short period after acquisition, i.e. within 1 to 3 months. The Group did not hold any trading investments during the reported periods.

Loans and receivables are unquoted non-derivative financial assets with fixed or determinable payments other than those that the Group intends to sell in the near term.

Held to maturity classification includes quoted non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has both the intention and ability to hold to maturity. The Group did not hold any held-to-maturity investments during the reported periods.

All other financial assets are included in the available-for-sale category.

Initial recognition of financial instruments. Trading investments and derivatives are initially recorded at fair value. All other financial assets and liabilities are initially recorded at fair value plus transaction costs. Fair value at initial recognition is best evidenced by the transaction price. A gain or loss on initial recognition is only recorded if there is a difference between fair value and transaction price which can be evidenced by other observable current market transactions in the same instrument or by a valuation technique whose inputs include only data from observable markets.

All purchases and sales of financial instruments that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recorded at trade date, which is the date that the Group commits to deliver a financial instrument. All other purchases and sales are recognised on the settlement date with the change in value between the commitment date and settlement date not recognised for assets carried at cost or amortised cost; recognised in profit or loss for trading investments; and recognised in equity for assets classified as available for sale.

Derecognition of financial assets. The Group derecognises financial assets when (i) the assets are redeemed or the rights to cash flows from the assets have otherwise expired or (ii) the Group has transferred substantially all the risks and rewards of ownership of the assets or (iii) the Group has neither transferred nor retained substantially all risks and rewards of ownership but has not retained control. Control is retained if the counterparty does not have the practical ability to sell the asset in its entirety to an unrelated third party without needing to impose additional restrictions on the sale.

Available-for-sale investments. Available-for-sale investments are carried at fair value. Interest income on available for sale debt securities is calculated using the effective interest method and recognised in profit or loss. Dividends on available-for-sale equity instruments are recognised in profit or loss when the Group's right to receive payment is established. All other elements of changes in the fair value are deferred in equity until the investment is derecognised or impaired at which time the cumulative gain or loss is removed from equity to profit or loss.

Impairment losses are recognised in profit or loss when incurred as a result of one or more events ("loss events") that occurred after the initial recognition of available-for-sale investments. A significant or prolonged decline in the fair value of an equity security below its cost is an indicator that it is impaired. The cumulative impairment loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that asset previously recognised in profit or loss—is removed from equity and recognised in profit or loss. Impairment losses on equity instruments are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through current period's profit or loss.

Income taxes. Income taxes have been provided for in the consolidated financial statements in accordance with the legislation of the Russian Federation and the Republic of Kazakhstan enacted or substantively enacted

by the balance sheet date. The income tax charge comprises current tax and deferred tax and is recognised in the consolidated income statement unless it relates to transactions that are recognised, in the same or a different period, directly in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxes, other than on income, are recorded within operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred income tax is provided on post acquisition retained earnings of subsidiaries, except where the Group controls the subsidiary's dividend policy and it is probable that the difference will not reverse through dividends or otherwise in the foreseeable future.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. Zinc ore is recognised as raw materials when delivered to the surface and is valued at the average cost of extraction. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables. Trade and other receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents. Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at amortised cost using the effective interest method. Restricted balances are excluded from cash and cash equivalents for the purposes of the cash flow statement.

Share capital. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is presented in the notes as a share premium.

Treasury shares. Where any Group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Value added tax. Value added tax related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is generally reclaimable against sales VAT upon payment for purchases except for export sales related input VAT which is reclaimable upon confirmation of export and input VAT on construction in progress which can be reclaimed only upon transfer of a constructed asset into operation. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

Borrowings. Borrowings are carried at amortised cost using the effective interest method. Borrowing costs are recognised as an expense on a time proportion basis using the effective interest method. The Group does not capitalise borrowing costs.

Trade and other payables. Trade payables are accrued when the counterparty performed its obligations under the contract and are carried at amortised cost using the effective interest method.

Provisions for liabilities and charges. Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

In the event that disclosure of a potential exposure could have a detrimental effect on the Company's ability to support its position, no disclosure of the specific details of the related exposure are provided.

Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Asset retirement obligations. Asset retirement costs include landfill site restoration and closure (dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas). Estimated landfill site restoration and closure costs are provided for and incurred in the cost of property, plant and equipment in the accounting period when the obligation arising from the related disturbance occurs during the mine development phase, based on the net present value of estimated future costs. Provisions for asset retirement obligations do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure and restoration plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Landfill site restoration and closure costs are a normal consequence of mining, and the majority of landfill site restoration and closure expenditure is incurred during the life of the mine. Although the ultimate cost to be incurred is uncertain, the Group's business estimates their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

The amortisation or "unwinding" of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.

Movements in the provisions for asset retirement obligations, resulting from new disturbance as a result of mine development, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate. Movements in the provisions for asset retirement obligations that relate to disturbance caused by the production phase are charged in the income statement.

Where landfill site restoration is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.

Foreign currency translation. Functional currency of each of the Group's consolidated entities is the currency of the primary economic environment in which the entity operates. The Company's functional currency and the Company's presentation currency is the national currency of the Russian Federation, Russian Roubles ("RR").

Monetary assets and liabilities are translated into functional currency at the official exchange rate of the Central Bank of the Russian Federation at the respective balance sheet dates. Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities into functional currency at year-end official exchange rates of the Central Bank of the Russian Federation are recognised in profit or loss. Translation at year-end rates does not apply to non-monetary items, including equity investments. Effects of exchange rate changes on the fair value of equity securities are recorded as part of the fair value gain or loss.

At 30 June 2006 the principal rate of exchange used for translating foreign currency balances was US$ 1 = RR 27.0789 (31 December 2005: US$ 1 = RR 28.7825). The official Euro to RR exchange rate at 30 June 2006, as determined by the Central Bank of the Russian Federation, was 33.9759 (31 December 2005: 34.1850). As at 30 June 2006 exchange restrictions and controls existed relating to converting Russian Roubles into other currencies. Prior to July 2006 the Russian Rouble was not a freely convertible currency in most countries outside of the Russian Federation. Further, all transactions within the Russian Federation were required to be settled in Russian Roubles and 10% prior to July 2006 (25% prior to 27 December 2004 and 50% prior to 10 July 2003) of foreign currency receipts from transactions with foreign entities were required to be converted into Russian Roubles.

Translation from functional to presentation currency. The results and financial position of each group entity (functional currency of none of which is a currency of a hyperinflationary economy) are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. When a subsidiary is disposed of through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity, the exchange differences deferred in equity are reclassified to profit or loss.

Revenue recognition. Revenues from sales of goods are recognised at the point of transfer of risks and rewards of ownership of the goods, normally when the goods are shipped. If the Group agrees to transport goods to a specified location, revenue is recognised when the goods are passed to the customer at the destination point.

Revenues are measured at the fair value of the consideration received or receivable. Sales are shown net of VAT and discounts.

Mining royalties are included within cost of sales.

Interest income is recognised on a time-proportion basis using the effective interest method.

Employee benefits. Wages, salaries, contributions to the Russian Federation state pension and social insurance funds, paid annual leave and sick leave, bonuses, and non-monetary benefits (such as health services and kindergarten services) are accrued in the year in which the associated services are rendered by the employees of the Group. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to the statement of income as cost of sales.

In the normal course of business the Group contributes to the state pension scheme of the respective states (the Russian Federation and the Republic of Kazakhstan) on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

Finance income and finance costs. Finance income and costs comprise interest expense on borrowings and loans payable, deposits, loans to own employees, interest income/expense from unwinding of discount on provision for asset retirement obligations and other financial assets and liabilities.

Interest income is recognised as it accrues, taking into account the effective yield on the asset.

Earnings per share. Earnings per share are determined by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of participating shares outstanding during the reporting year.

Segment reporting. A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are ten percent or more of all the segments are reported separately.

Changes in presentation. Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current year.

3 Critical Accounting Estimates, and Judgements in Applying Accounting Policies

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Goodwill. The Group will finalise purchase price allocation of the newly acquired subsidiary (Note 23) within one year from the acquisition date. Goodwill amount will be assessed for impairment and based on the recoverable amount to be determined a significant portion or entire amount of the goodwill could be subject to impairment, which is immediately recognised in the income statement and is not subject to reversals in future periods.

Tax legislation. Russian tax, currency and customs legislation is subject to varying interpretations. Refer to Note 24.

Assumptions to determine amount of provisions. The Group determines recoverability of accounts receivable and advances by comparing actual cash collection to the contractual payment schedule. In the case when a risk of non-collection is assessed as probable, a provision for the doubtful accounts receivable and advances is recognised.

Provision for asset retirement obligations. In accordance with the contracts on subsurface use the Company has a legal obligation to decommission its mining properties and restore a landfill site after its closure. Provision is made, based on net present values, for site restoration and rehabilitation costs as soon as the obligation arises from past mining activities. The provision for asset retirement obligation is estimated based on the current environmental legislation in the Republic of Kazakhstan. Asset retirement obligations are subject to potential changes in environmental regulatory requirements. As at 30 June 2006 the carrying amount of the provision for asset retirement obligations was RR 38 million.

Slow-moving and obsolete inventory. The Group has accumulated significant stock of zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) due to the limited capacity of certain workshops. No slow-moving provision has been created against this stock, as there is a valid expectation that resumed construction of Waelz-kiln N 5 will allow the Group to process the accumulated stock of zinc cakes in 2007-2008. The Group records zinc cakes at historic production cost, which is substantially lower than its potential resale value and cost of zinc content (Note 10).

The provision for obsolete inventory is based on the Group's ability to identify obsolete inventory and assess future perspective of its utilisation.

4 Adoption of new or revised standards and interpretations

Certain new IFRSs became effective for the Group from 1 January 2006. Listed below are those new or amended standards or interpretations which are or in the future could be relevant to the Group's operations and the nature of their impact on the Group's accounting policies.

IAS 39 (Amendment)—The Fair Value Option (effective from 1 January 2006). IAS 39 (as revised in 2003) permitted entities to designate irrevocably on initial recognition practically any financial instrument as one to be measured at fair value with gains and losses recognised in profit or loss ('fair value through profit or loss'). The amendment changes the definition of financial instruments 'at fair value through profit or loss' and restricts the ability to designate financial instruments as part of this category. The Group's policy is not to voluntarily designate assets and liabilities as at fair value through profit or loss.

IAS 39 (Amendment)—Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant for the Group.

IAS 39 (Amendment)—Financial Guarantee Contracts (effective from 1 January 2006). Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognition of financial assets or result in continuing involvement accounting. This amendment is not relevant for the Group.

IAS 19 (Amendment)—Employee Benefits (effective from 1 January 2006). The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment defined benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers. This amendment has no impact on these consolidated interim financial statements.

IAS 21 (Amendment)—Net Investment in a Foreign Operation (effective from 1 January 2006). This amendment requires foreign exchange gains and losses on quasi-equity intercompany loans to be reported in consolidated equity even if the loans are not in the functional currency of either the lender or the borrower. Currently, such exchange differences are required to be recognised in consolidated profit or loss. It also extends the definition of 'net investment in a foreign operation' to include loans between sister companies. This amendment is not relevant for the Group.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). IFRS 6 allows an entity to continue using the accounting policies for exploration and evaluation assets applied immediately before adopting the IFRS, subject to certain impairment test requirements.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires that determining whether an arrangement is, or contains, a lease be based on the substance of the arrangement. It requires an assessment of whether (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. IFRIC 4 has no impact on these consolidated interim financial statements.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006). Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment (effective for periods beginning on or after 1 December 2005, that is from 1 January 2006). The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union, should not be recognised because participation in the market during the measurement period is the obligating event in accordance with IAS 37. This amendment is not relevant for the Group.

IFRS 1 (Amendment)—First-time Adoption of International Financial Reporting Standards and IFRS 6 Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). This minor amendment to IFRS 1 clarifies that the IFRS 6 comparative information exemption applies to the recognition and measurement requirements of IFRS 6, as well as the disclosure requirements.

Adoption of new or revised standards and interpretations did not have a material impact on these consolidated financial statements.

5 New accounting pronouncements

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2007 or later periods and which the entity has not early adopted:

IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements—Capital Disclosures (effective from 1 January 2007). The IFRS introduces new disclosures to improve the information about financial instruments. Specifically, it requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk including sensitivity analysis to market risk. It replaces some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its consolidated financial statements.

IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 March 2006, that is from 1 January 2007). The Interpretation clarifies application of IAS 29 in the reporting

period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29. Management does not expect the interpretation to be relevant for the Group.

IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007). The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received). Management is currently assessing the impact of IFRIC 8 on the Group's operations.

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). The Interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 Financial Instruments: Recognition and Measurement. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Interpretation shall be applied retrospectively. Management is currently assessing the impact of IFRIC 9 on the Group's operations.

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). Management is currently assessing the impact of IFRIC 10 on the Group's operations.

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Group's consolidated financial statements.

6 Segment information

The Group has only one business segment—production of zinc and lead concentrate, zinc and zinc alloys. With regards to the secondary geographical segments, sales are based on the country in which the customer is located, while total assets and capital expenditures are based on where the assets are located. All of the Group's assets and capital expenditures are located in the Russian Federation and the Republic of Kazakhstan. For the geographical segments of the Group's sales refer to Note 18.

7 Balances and Transactions with Related parties

For the purposes of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. The Company's immediate parent and ultimate controlling party are disclosed in Note 1.

Related parties of the Group are predominantly comprised of parties under the control of the Group's shareholders or acting as agents on behalf of the parties controlled by the Group's shareholders. Related parties may enter into transactions which unrelated parties may not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions for the six months ended 30 June 2006 and 2005 or had significant balances outstanding at 30 June 2006 and 31 December 2005 are detailed below.

(i) Balance sheet caption

	Note	30 June 2006	31 December 2005
		In thousands of Russian Roubles	
Assets			
Receivable from OJSC CTRP		7,398	49
Receivable from OJSC PNTZ		104	—
Total receivable	11	7,502	49
Interest receivable from CJSC GROUP CTRP	11	—	2,933
Loans to CJSC GROUP CTRP		—	26,000
Total assets		**7,502**	**28,982**
Liabilities			
Payable to CJSC SKS METRIS		(85)	(380)
Advances received from OJSC CTRP		—	(10)
Total liabilities	15	**(85)**	**(390)**

(ii) Income statement caption

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Revenue			
Sales to OJSC CTRP		82,943	39,592
Sales to OJSC PNTZ		107	—
Total sales	18	**83,050**	**39,592**
Purchases			
Purchases from CJSC SKS METRIS		(4,568)	(2,462)
Purchases from OJSC CTRP		(2,819)	—
Total purchases		**(7,387)**	**(2,462)**
Finance income and charges			
Interest on loan provided to OJSC CTRP		—	1,545
Interest on loan provided to CJSC SKS METRIS		—	8
Interest on loan provided to CJSC GROUP CTRP		353	1,686
Interest on loan provided to CJSC CTRP-META		—	2,314
Interest on loan provided to CJSC SOT		—	821
Interest on loan provided to CJSC CTRP-KTS		—	1,043
Interest on loan provided by OJSC PNTZ		(4,693)	—
Total finance income and charges		**(4,340)**	**7,417**

(iii) Cash Flow statement caption

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Russian Roubles	
Operating activities		
Cash receipts from OJSC CTRP for goods sold	87,901	48,545
Payments to CJSC SKS METRIS	(4,863)	(2,896)
Interest paid to OJSC PNTZ	(4,693)	—
Total cash flows from operating activities	**78,345**	**45,649**
Investing activities		
Interest received from OJSC CTRP	—	1,545
Interest received from CJSC SKS METRIS	—	8
Interest received from CJSC GROUP CTRP	3,286	160
Interest received from CJSC CTRP-META	—	3,660
Interest received from CJSC SOT	—	160
Interest received from CJSC CTRP-KTS	—	767
Total interest received	**3,286**	**6,300**
Loan to CJSC CTRP-META	—	(105,000)
Loan to CJSC SOT	—	(25,000)
Loan to CJSC CTRP-KTS	—	(95,000)
Total loans given	**—**	**(225,000)**
Loan redeemed by CJSC SOT	—	3,000
Loan redeemed by CJSC CTRP-META	—	120,000
Loan redeemed by OJSC CTRP	—	80,000
Loan redeemed by CJSC GROUP CTRP	26,000	19,000
Loan redeemed by CJSC CTRP-KTS	—	82,000
Total loans redeemed	**26,000**	**304,000**
Total cash flows from investing activities	**29,286**	**85,300**
Financing activities		
Loan from OJSC PNTZ	300,000	—
Loan repaid to OJSC PNTZ	(300,000)	—
Total cash flows used in financing activities	**—**	**—**

OJSC CTRP (CTRP), CJSC GROUP CTRP (GROUP CTRP), CJSC SKS METRIS (METRIS), CJSC CTRP-META (CTRP-META), CJSC SOT (SOT), CJSC CTRP-KTS (CTRP KTS), OJSC PNTZ (PNTZ)

These companies are controlled by the Group's shareholders.

During six months ended 30 June 2006 the Group supplied 887 tons of zinc and zinc alloys (six months ended 30 June 2005: 1,337 tons) in accordance with the agreements with CTRP and PNTZ at the price determined as the LME official quotation for the metric ton of SHG zinc averaged over the quotation period and adjusted for the coefficient 1.12 for zinc and 1.15 for zinc alloys. As at 30 June 2006 the Group had a net receivable balance of RR 7,502 thousand (31 December 2005: RR 39 thousand) from CTRP and PNTZ.

During six months ended 30 June 2006 the Group did not provide any loans to the related parties (six months ended 30 June 2005: RR 105 million, RR 25 million and RR 95 million to CTRP-META, SOT and CTRP-KTS, respectively). During six months ended 30 June 2006 the loan amounting to RR 26 million was redeemed by Group CTRP (six months ended 30 June 2005: RR 80 million, RR 19 million, RR 3 million, RR 120 million, RR 82 million by CTRP, Group CTRP, SOT, CTRP-META and CTRP KTS, respectively). At 30 June 2006 there were no outstanding balances in respect of the loans provided to related parties (31 December 2005: RR 26 million from GROUP CTRP).

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

The loans bear interest of 10-11% p.a. during the six months ended 30 June 2006 and 2005. Management believes that the actual interest rates do not differ significantly from the market interest rates. For the six months ended 30 June 2006 the interest income on the loans given amounted to RR 0.4 million (six months ended 30 June 2005: RR 7.4 million). At 30 June 2006 there was no outstanding interest receivable due from related parties (31 December 2005: RR 2.9 million due from Group CTRP).

During six months ended 30 June 2006 the Group made purchases of inventory (pipe-bends, pipes) from METRIS and CTRP totalling RR 7.4 million. During the six months ended 30 June 2005 the Group made purchases of inventory (pipe-bends, pipes) from METRIS for the total amount of RR 2.5 million. At 30 June 2006 the Group had a net payable balance of RR 0.1 million (31 December 2005: RR 0.4 million) to METRIS.

(iv) Directors' and key management's compensation

Total directors' and key managements' compensation is represented by contractual salary. It is recorded in general and administrative expenses in the statement of income in the amount of RR 11.6 million and RR 6.5 million for the six months ended 30 June 2006 and 2005, respectively. There were 19 members of the directors and key management group for the six months ended 30 June 2006 (30 June 2005: 14 members).

8 Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	Note	Land	Buildings and infrastructure	Plant, machinery and equipment	Other	Mineral property	Intangible assets	Construction in progress	Total
				In thousands of Russian Roubles					
Cost at 1 January 2005		**45,419**	**1,692,627**	**2,657,245**	**227,363**	**—**	**27,508**	**295,108**	**4,945,270**
Accumulated depreciation		**—**	**(328,945)**	**(834,945)**	**(121,795)**	**—**	**(2,700)**	**—**	**(1,288,385)**
Carrying amount at 1 January 2005		**45,419**	**1,363,682**	**1,822,300**	**105,568**	**—**	**24,808**	**295,108**	**3,656,885**
Additions/Transfers		—	—	17,116	7,870	—	—	32,825	57,811
Disposals		—	—	(66)	(1,283)	—	—	(2,278)	(3,627)
Depreciation charge		—	(43,664)	(150,790)	(12,843)	—	(490)	—	(207,787)
Carrying amount at 30 June 2005		**45,419**	**1,320,018**	**1,688,560**	**99,312**	**—**	**24,318**	**325,655**	**3,503,282**
Cost at 30 June 2005		**45,419**	**1,692,627**	**2,668,026**	**231,254**	**—**	**27,508**	**325,655**	**4,990,489**
Accumulated depreciation		**—**	**(372,609)**	**(979,466)**	**(131,942)**	**—**	**(3,190)**	**—**	**(1,487,207)**
Carrying amount at 30 June 2005		**45,419**	**1,320,018**	**1,688,560**	**99,312**	**—**	**24,318**	**325,655**	**3,503,282**
Cost at 1 January 2006		**45,419**	**1,711,718**	**2,684,679**	**245,271**	**—**	**27,508**	**304,538**	**5,019,133**
Accumulated depreciation		**—**	**(417,836)**	**(1,118,622)**	**(143,412)**	**—**	**(3,480)**	**—**	**(1,683,350)**
Carrying amount at 1 January 2006		**45,419**	**1,293,882**	**1,566,057**	**101,859**	**—**	**24,028**	**304,538**	**3,335,783**
Acquisition through business combinations	23	—	425,573	477,767	194,393	2,919,487	56	18,018	4,035,294
Additions/Transfers		—	396	37,047	40,928	—	486	174,170	253,027
Disposals		—	—	(11,375)	(31,098)	—	—	(9,472)	(51,945)
Depreciation charge		—	(55,561)	(171,824)	(27,946)	(74,728)	(1,487)	—	(331,546)
Changes in estimates of asset retirement obligation		—	692	—	—	—	—	—	692
Translation to presentation currency		—	23,516	26,057	9,808	161,073	3	791	221,248
Carrying amount at 30 June 2006		**45,419**	**1,688,498**	**1,923,729**	**287,944**	**3,005,832**	**23,086**	**488,045**	**7,462,553**
Cost at 30 June 2006		**45,419**	**2,162,209**	**3,190,810**	**456,485**	**3,082,905**	**28,053**	**488,045**	**9,453,926**
Accumulated depreciation		**—**	**(473,711)**	**(1,267,081)**	**(168,541)**	**(77,073)**	**(4,967)**	**—**	**(1,991,373)**
Carrying amount at 30 June 2006		**45,419**	**1,688,498**	**1,923,729**	**287,944**	**3,005,832**	**23,086**	**488,045**	**7,462,553**

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

At 30 June 2006 and 31 December 2005 the gross carrying value of fully depreciated property, plant and equipment still in use approximated RR 319 million and RR 322 million, respectively.

At 30 June 2006 the Bayerische Hypo- und Vereinsbank AG, CJSC International Moscow Bank and Banque Commerciale pour l'Europe du Nord-Eurobank held a pledge over the equipment of the Group with the total replacement value of RR 1,600 million and net book value of RR 1,012 million (Note 14). There was no equipment pledged at 31 December 2005.

Intangible assets include cost of obtaining "CZP SHG" (Chelyabinsk Zinc Plant Special High Grade) certification with the carrying value of RR 22.4 million. The product was officially registered at the London Metal Exchange in December 2004.

9 Goodwill

Goodwill is related to acquisition of 100% of shares in Nova Trading and Commerce AG (Note 23).

Movements in goodwill arising on the acquisition of subsidiaries are:

	2006
	In thousands of Russian Roubles
Carrying amount at 1 January	—
Acquisition of subsidiary	866,146
Translation adjustment	48,483
Carrying amount at 30 June	**914,629**

10 Inventories

	30 June 2006	31 December 2005
	In thousands of Russian Roubles	
Raw materials and consumables	1,306,038	1,192,611
Work in progress	314,662	163,410
Finished products	194,205	86,584
Precious metals	21,511	11,454
Goods for resale	45,583	43,095
Provision for obsolete and slow-moving inventory	(26,475)	(18,169)
Total inventories, net	**1,855,524**	**1,478,985**

At 30 June 2006 the Group has accumulated zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) in excess of 108.0 thousand tons (31 December 2005: 100.8 thousand tons), which has not been processed due to the limited capacity of certain workshops. It is expected that reduced production output will allow the Group to further decrease the accumulated stock of zinc cakes in 2006 with the existing capacity. It is also possible to introduce improvements to the existing production process in order to avoid zinc cakes stock build up when projected production output is maintained and ensure processing of the stock which has already been accumulated. The Group approved installation of such processing equipment during the period from 2003 to 2005. However, in 2005 this program was suspended due to reduction of production output and only resumed at the end of 2005. The expected commission date is 1 May 2007 with the estimated cost to completion of US$ 15.2 million (RR 411.6 million). The carrying value of zinc cakes is substantially lower than its potential resale value and cost of zinc content. The carrying value of zinc cakes, included in consumables, amounted to RR 36 million (31 December 2005: RR 36 million). At 31 December 2005 the EBRD held a pledge over the 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility (Note 14).

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

There is no inventory pledged at 30 June 2006. Apart from the zinc cakes, at 31 December 2005 there is no other inventory pledged by the Group.

The precious metals are stated at net realisable value ("NRV"). NRV is determined by reference to the Central Bank of the Russian Federation quotations. The change in NRV of the precious metals balance for the period is included within selling, general and administrative expenses (Note 20).

Increase of provision for obsolete and slow-moving inventory is primarily attributable to the purchase of Nova Zinc subsidiary (Note 23). It is represented mainly by the obsolete auxiliary materials and spare parts.

11 Trade and other receivables

	Note	30 June 2006	31 December 2005
		In thousands of Russian Roubles	
Trade receivables RR denominated—third parties		57,101	42,377
Trade receivables RR denominated—related parties	7	7,502	49
Trade receivables US$ denominated		428,399	186,507
Less provision for impairment of trade receivables		(9,641)	(1,481)
VAT and other taxes recoverable		440,271	330,762
Interest receivable—related parties	7	—	2,933
Property insurance prepaid		13,589	36,792
Other prepayments		340,862	90,427
Other receivables		39,642	1,403
Less provision for impairment of other receivables		(2,348)	—
Total trade and other receivables, net		**1,315,377**	**689,769**

12 Cash and cash equivalents

	30 June 2006	31 December 2005
	In thousands of Russian Roubles	
RR denominated bank balances payable on demand and cash on hand	8,036	6,391
US$ denominated bank balances payable on demand	285,254	1,925
EURO denominated bank balances payable on demand	116	—
KZT denominated bank balances payable on demand and cash on hand	19,199	—
RR term deposits	250	50,538
US$ term deposits	—	69,078
Promissory notes	50	3,808
Total cash and cash equivalents	**312,905**	**131,740**
Restricted cash	**2,990**	**4,073**

At 31 December 2005 short-term deposits denominated in Roubles include cash deposited with the Uralsky Kommerchesky Bank in the amount RR 50 million at 5% p.a. maturing in January 2006.

At 31 December 2005 short-term deposits denominated in US Dollars include cash deposited with the Chelindbank in the amount RR 28.8 million (equivalent of US$ 1 million) at 1% p.a. maturing 16 January 2006 and cash deposited with the Uralvneshtorgbank in the amount RR 40.3 million (equivalent of US$ 1.4 million) at 7% p.a. maturing 15 March 2006.

The balance of restricted cash as at 30 June 2006 includes a promissory note of the Kreditny Agroprombank for RR 2.8 million pledged with this bank as a guarantee for payments to customs authorities. This promissory note is non-interest bearing. It matures in January 2007. The remaining amount of RR 0.2 million is represented by a bank deposit for a special fund for the retirement of assets in accordance with the requirements of the contract of subsurface use concluded by Nova Zinc subsidiary.

The balance of restricted cash as at 31 December 2005 includes a promissory note of the Kreditny Agroprombank for RR 2.8 million pledged with this bank as a guarantee for payments to customs authorities. This promissory note is non-interest bearing. It matures in January 2007. The remaining amount of RR 1.3 million is represented by a letter of credit opened with the Chelindbank in favour of G. Diefenbach S.r.l. for supply of equipment. This letter of credit matured 11 March 2006.

Bank balances payable on demand were at 0.0 - 0.5% p.a.

13 Shareholders' equity

Total number of common shares issued comprises:

	Number of ordinary shares	Ordinary shares	Treasury shares	Share premium	Total
		In thousands of Russian Roubles			
At January 1, 2005	**636,796**	**637**	**—**	**48,192**	**48,829**
At June 30, 2005	**636,796**	**637**	**—**	**48,192**	**48,829**
At January 1, 2006	**636,796**	**637**	**—**	**48,192**	**48,829**
Treasury shares purchased	—	—	(7)	—	(7)
Treasury shares sold	—	—	7	3,634	3,641
At June 30, 2006	**636,796**	**637**	**—**	**51,826**	**52,463**

The nominal registered amount of the Company's issued share capital prior to restatement of capital contributions made before 1 January 2003 to the purchasing power of the Russian Rouble at 31 December 2002 is RR 637 thousand (2005: RR 637 thousand). At 30 June 2006 and 31 December 2005 authorized, issued and fully paid share capital consists of 636,796 ordinary shares with a nominal value of RR 1 each. Each ordinary share carries one vote.

Share premium represents the excess of contributions received over the nominal value of shares issued. In March-April 2006 the Company repurchased 7,268 of its ordinary shares at RR 3,000 per share, which represent 1.06% of the charter capital for RR 21.8 million. In June 2006 they were sold for RR 25.4 million. The gain from the operations with treasury shares was recorded as the increase in share premium.

In May 2006 the Board of Directors approved issuance of an additional 4,457,572 common shares with the par value of 1 RR per share. These shares were distributed after the end of the reporting period (Note 22, 27) to the existing shareholders for no additional consideration.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For the six months ended 30 June 2006, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was RR 977 million (six months ended 30 June 2005: RR 30 million). However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

The legal reserve is stipulated by the Law for Joint Stock Companies and equals 15% of authorized share capital value in the Russian statutory financial statements. The legal reserve of RR 96 thousand recorded in the statutory financial statements is different from the respective reserve in these consolidated financial statements due to inflation effect.

In April 2006 the annual shareholders meeting decided not to pay dividends for 2005. There were no dividends declared in 2005 for 2004. The amounts of unpaid approved and declared dividends, relating to prior periods, as of 30 June 2006 and 31 December 2005 were nil.

14 Borrowings

	30 June 2006	31 December 2005
	In thousands of Russian Roubles	
Long-term bank loans denominated in US$	3,250,361	—
Current portion of long-term US$ loans	419,470	269,836
Finance lease payable	17,389	—
Total borrowings	**3,687,220**	**269,836**
1 to 2 years	863,789	—
2 to 3 years	863,789	—
3 to 4 years	863,789	—
4 to 5 years	658,994	—
Total long-term borrowings	**3,250,361**	**—**

At 30 June 2006 long-term bank loans denominated in US$ are represented by two loans obtained from Bayerische Hypo- und Vereinsbank and consortium of CJSC International Moscow Bank and Banque Commerciale pour l'Europe du Nord-Eurobank for financing acquisition of Nova Trading & Commerce AG shares, general working capital purposes and pre-export financing. The total amounts of these loans were US$ 69 million (RR 1,867 million) and US$ 67.5 million (RR 1,827 million), respectively. Both loans bear interest of LIBOR+3.6% p.a. and should be repaid in equal instalments during 2006 – 2011. Total amount repaid by 30 June 2006 is US$ 862 thousand (RR 24 million).

These banks hold a pledge over the over the equipment of the Group with the total replacement value of RR 1,600 million and NBV of RR 1,012 million (Note 8).

The loans are collateralised by 100% shares of Nova Zinc subsidiary and 87.99% shares of the Company, owned by the Group's immediate parent NF Holdings BV incorporated in Netherlands (Note 1).

The loans contain covenants on adequacy of financial ratios, capital expenditure, dividend payments, property insurance and certain other clauses. At 30 June 2006 the Group was in compliance with all covenants.

At 31 December 2005 current portion of long-term borrowings was represented by a loan from the European Bank of Reconstruction and Development (EBRD) for financing the plant renovation program. The EBRD loan was denominated in US$. It bore an interest rate of LIBOR+4.25% (2004: LIBOR+4.5%) for the first two tranches of the loan in the amounts US$ 8 million (RR 222 million) and US$ 7 million (RR 194.3 million), respectively, and LIBOR+4.5% (2004: LIBOR+4.75%) for the third and fourth tranches in the amounts US$ 7 million (RR 194.3 million) and US$ 5 million (RR 138.8 million), respectively.

The EBRD held a pledge over 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility. The carrying value of the zinc cakes pledged as guarantee for the loan was RR 36 million (Note 10).

The EBRD loan was collateralised by the Company's shares. The EBRD loan contained covenants on adequacy of capital expenditure, dividend payments, property insurance, operations with related parties and certain other clauses. Due to a failure to comply with all of the debt covenants as of 31 December 2005 the loan was classified as current. In March 2006 the Group repaid the remaining amount of the EBRD loan ahead of schedule.

Management believes that the effective interest rates do not differ significantly from the nominal interest rates disclosed above.

Management believes that the fair value of the loans outstanding at 30 June 2006 does not differ significantly from the carrying amount.

The Group did not enter into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Minimum lease payments under finance leases and their present values are as follows:

	30 June 2006	31 December 2005
	In thousands of Russian Roubles	
Finance lease liabilities—minimum lease payments		
—not later than 1 year	9,940	—
—later than 1 year and not later than 5 years	14,492	—
—later than 5 years	—	—
	24,432	**—**
Future finance charges on finance lease	(7,043)	—
Present value of finance lease liabilities		
—not later than 1 year	6,154	—
—later than 1 year and not later than 5 years	11,235	—
—later than 5 years	—	—
	17,389	**—**

15 Accounts payable, Accrued expenses and Advances from customers

	Note	30 June 2006	31 December 2005
		In thousands of Russian Roubles	
Trade payables RR denominated—third parties		394,885	378,125
Trade payables RR denominated—related parties	7	85	380
Trade payables US$ denominated—third parties		26,955	313,445
Trade payables KZT denominated—third parties		20,976	—
Advances from customers RR denominated—third parties		74,433	30,462
Advances from customers RR denominated—related parties	7	—	10
Advances from customers US$ denominated—third parties		41,294	43,892
Advances from customers KZT denominated—third parties		18,360	—
Payroll and social tax payable		22,838	12,759
Interest payable		—	6,531
Accrued liabilities and other creditors		30,608	23,329
Accounts payable, accrued expenses and advances from customers		**630,434**	**808,933**

16 Other Taxes Payable

	30 June 2006	31 December 2005
	In thousands of Russian Roubles	
VAT payable	367	—
Property tax	17,758	14,304
Personal income tax	2,084	1,829
Other taxes	7,758	857
Total other taxes payable	**27,967**	**16,990**

17 Provisions for Asset Retirement Obligations

The Group has an obligation to landfill site restoration during the mining operations and decommissioning of its mining property after its expected closure in 2017.

Movements in provisions for asset retirement obligations are as follows:

	Site restoration costs
	In thousands of Russian Roubles
Carrying amount at 1 January 2005	—
Changes in estimates adjusted against property, plant and equipment	—
Unwinding of the present value discount	—
Carrying amount at 30 June 2005	—
Carrying amount at 1 January 2006	—
Emerged through acquisition of subsidiary	35,279
Changes in estimates adjusted against property, plant and equipment	692
Unwinding of the present value discount	159
Translation loss	1,919
Carrying amount at 30 June 2006	**38,049**

The discount rates for the calculation of the net present value of the estimated future costs for asset retirement obligations at 30 June 2006 were 7.97 percent per annum.

18 Revenues

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Russian Roubles	
Zinc and zinc alloys—third parties		5,214,670	1,577,251
Zinc and zinc alloys—related parties	7	83,050	39,592
Zinc concentrate—third parties		387,055	—
Lead concentrate—third parties		80,646	—
Zinc tolling—third parties		—	75,408
Other—third parties		307,532	175,333
Total sales		**6,072,953**	**1,867,584**

During the six months ended 30 June 2006 56.7% of the Group's sales were to the Russian Federation, 2.4% to the Republic of Kazakhstan, 3.3% to other CIS countries and 37.5% to Europe (six months ended 30 June 2005: 91.2% to the Russian Federation, 0.2% to the Republic of Kazakhstan and 8.6% to Europe).

Other revenue comprised sales of zinc production process by-products including: indium, cadmium, sulphuric acid and other products.

19 Cost of sales

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Russian Roubles	
Materials and consumables used		2,999,611	929,881
Transportation		12,376	—
Utilities and fuel		421,566	269,111
Production overheads		103,820	70,801
Repairs and maintenance		93,733	70,763
Depreciation and amortisation	8	331,546	207,787
Staff costs		79,790	54,731
Change in work-in-progress		(86,315)	3,355
Change in finished goods		(75,734)	8,415
Inventory obsolescence provision, net		(1,398)	3,628
Social costs		14,618	7,965
Precious metals revaluation		(11,274)	(18,736)
Cost of goods and materials for resale		30,605	68,787
Total cost of sales		**3,912,944**	**1,676,488**

20 Distribution, General and Administrative expenses

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Russian Roubles	
Transportation and customs duties		83,423	44,388
Total distribution expenses		**83,423**	**44,388**
Staff costs		50,334	37,305
Repairs and maintenance		20,579	19,881
Property insurance—third parties		27,713	28,646
Property tax		30,996	32,508
Land tax		8,346	10,163
Other taxes		4,513	844
Impairment of trade and other receivables		7,963	1,069
Loss on disposal of property, plant and equipment		44,338	115
Other income and expenses, net		89,585	41,949
Total general and administrative expenses		**284,367**	**172,480**

Total depreciation expense and staff costs (including social expenses) in cost of sales and general and administrative expenses amounted to RR 331,546 (six months ended 30 June 2005: RR 207,787) and RR 144,742 (six months ended 30 June 2005: RR 100,001), respectively.

21 Income Taxes

Income tax expense comprises the following:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Russian Roubles	
Current tax charge	384,171	34,007
Deferred tax charge/(credit)	69,702	(33,873)
Income tax expense for the year	**453,873**	**134**

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

A reconciliation between the expected and the actual taxation charge is provided below.

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Russian Roubles	
IFRS profit/(loss) before tax	**1,766,837**	**(38,360)**
Theoretical tax charge/(credit) at effective statutory rates*	430,841	(9,206)
Tax effect of items which are not deductible or assessable for taxation purposes:		
—Social expenses	6,377	3,810
—Business interruption insurance expenses	1,323	1,414
—Other non deductible expenses	15,332	4,116
Income tax expense for the year	**453,873**	**134**

* Profit before taxation on operations performed in the Russian Federation is assessed based on effective rate of 24% (30 June 2005: 24%), in the Republic of Kazakhstan—30% (30 June 2005: 30%).

Differences between IFRS and statutory taxation regulations of the countries where the Group's companies are located give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. The tax effect of the movements in these temporary differences is detailed below and is recorded at effective rates stated above.

	31 December 2005	Charged/ (credited) to profit or loss	Business combinations	30 June 2006
	In thousands of Russian Roubles			
Tax effects of deductible temporary differences:				
Accounts receivable	177	529	879	1,585
Accounts payable and accruals	19,998	(17,582)	7,072	9,488
Provision for asset retirement obligations	—	831	10,584	11,415
	20,175	(16,222)	18,535	22,488
Tax effects of taxable temporary differences:				
Property, plant and equipment	(163,911)	(20,796)	(1,157,447)	(1,342,154)
Inventories	(37,528)	(80,626)	265	(117,889)
Other	—	(13,741)	—	(13,741)
	(201,439)	(115,163)	(1,157,182)	(1,473,784)
Translation gain	—	61,683	—	—
Total net deferred tax liability	**(181,264)**	**(69,702)**	**(1,138,647)**	**(1,451,296)**

	31 December 2004	Charged/ (credited) to profit or loss	30 June 2005
	In thousands of Russian Roubles		
Tax effects of deductible temporary differences:			
Accounts receivable	804	(298)	506
Accounts payable and accruals	2,215	5,799	8,014
	3,019	5,501	8,520
Tax effects of deductible temporary differences:			
Property, plant and equipment	(166,018)	(6,750)	(172,768)
Inventories	(18,156)	35,122	16,966
	(184,174)	28,372	(155,802)
Total net deferred tax liability	**(181,155)**	**33,873**	**(147,282)**

(The accompanying notes on pages 9 to 37 are an integral part of these consolidated interim financial statements)

22 Earnings per share

Basic earnings per share were calculated by dividing the profit attributable to equity holders of the Company of RR 1,312,964 thousand (six months ended 30 June 2005: loss of RR 38,494 thousand) by the weighted average number of ordinary shares in issue during the year (636,796 shares) and shares issued and distributed to the existing shareholders for no additional consideration (Notes 13, 27) after the end of the reporting period (4,457,572 shares) which comprised 5,094,368 shares in total during six months ended 30 June 2006 (six months ended 30 June 2005: 5,094,368 shares).

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equals the basic earnings per share.

23 Business combinations

On 10 April 2006 the Group acquired 51% of the share capital of Nova Trading and Commerce AG, company that holds and manages a zinc-lead mine in the Republic of Kazakhstan, for a cash consideration of US$ 86.5 million (RR 2,404 million).

The acquired business contributed revenues of RR 478,258 thousand and net profit of RR 55,425 thousand to the Group for the period from acquisition date to 30 June 2006. If the acquisition had occurred on 1 January 2006, consolidated revenue and consolidated profit for the six months ended 30 June 2006 would have been RR 6,364,809 thousand and RR 1,240,835 thousand, respectively.

Details of net asset acquired and goodwill arising are as follows:

	Note	IFRS carrying amount immediately before business combination	Provisional fair value
		In thousands of Russian Roubles	
Cash and cash equivalents		37,396	37,396
Inventory		73,677	138,872
Property, plant and equipment		700,948	4,035,294
Trade and other receivables		22,710	22,710
Other assets		973	973
Trade and other payables		(85,731)	(85,731)
Taxes payable		(70,076)	(70,076)
Provision for asset retirement obligations		(35,279)	(35,279)
Deferred tax liability		(118,785)	(1,138,647)
Other liabilities		(18,585)	(18,585)
Fair value of acquired interest in net assets of subsidiary		**507,248**	**2,886,927**
Goodwill arising from the acquisition			866,146
Total purchase consideration			**3,753,073**
Less: cash and cash equivalents of subsidiary acquired			(37,396)
Outflow of cash and cash equivalents on acquisition			**3,715,677**

The purchase consideration comprises cash and cash equivalents paid of RR 2,403,873 thousand.

The goodwill is primarily attributable to the mine's profitability and the significant synergies expected to arise after its acquisition by the Group.

On 31 May 2006 the Company made an advance payment for the remaining 49% of the share capital of Nova Trading and Commerce AG in the amount US$ 50 million (RR 1,349 million) to a related party, which acquired 49% of the share capital of Nova Trading and Commerce AG in April 2006 from a third party with an intention to sell 49% of the share capital of Nova Trading and Commerce AG to the Company for US$ 50 million (RR 1,349 million). The title for these shares was transferred to the Company on 10 August 2006 (Note 28).

In substance upon payment of the advance the Company acquired all the risks and rewards of ownership of the remaining 49% of the subsidiary and therefore acquisition of 51% and 49% in the subsidiary was treated as one acquisition of 100% and no minority interest was recognised.

The Company plans to finalise purchase price allocation prior to 31 December 2006. No impairment was recognised in relation to goodwill, the goodwill number is provisional and no impairment test is required at the acquirer's level as of 30 June 2006, as the management has one year to confirm that purchase price allocation was performed and was finalised.

24 Contingencies, commitments and operating risks

i Legal proceedings

During the six months ended 30 June 2006, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of the management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group and which have not been accrued or disclosed in these interim consolidated financial statements.

ii Tax legislation

Both Russian and Kazakhstan tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities.

Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed.

Fiscal periods remain open to review by the authorities in respect of taxes for three and five calendar years preceding the year of review in Russia and Kazakhstan, respectively. Under certain circumstances reviews may cover longer periods.

The Russian transfer pricing legislation introduced 1 January 1999 provides the possibility for the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all controllable transactions, provided that the transaction price established by the parties differs from the market price by more than 20%.

Controllable transactions include transactions with interdependent parties, as determined under the Russian Tax Code, and all cross-border transactions (irrespective whether performed between related or unrelated parties), transactions where the price applied by a taxpayer differs by more than 20% from the price applied in similar transactions by the same taxpayer within a short period of time, and barter transactions. There is no formal guidance as to how these rules should be applied in practice. The arbitration court practice with this respect is contradictory.

Additionally, in the current Russian tax environment, where the form and the accompanying documentation of a transaction generally meet the literal requirements of the applicable tax legislation, but the substance of the transaction may bring a different result, such transactions are generally not challenged by tax authorities. However, it is possible with the evolution of the interpretation of tax law in the Russian Federation and the changes in the approach of the Russian tax authorities, that such transactions could be challenged in the future. The impact of such challenges has been estimated by management in the amount of 64 million roubles.

Management has assessed the Group's overall tax position based upon their understanding of the tax regulations and experience in working with the tax authorities. As a result, the Group's management believes that

its interpretation of the relevant legislation is appropriate and the Group's tax, currency legislation and customs positions will be sustained. Accordingly, at 30 June 2006 no provision for potential tax liabilities had been recorded (2005: no provision).

iii Capital expenditure commitments

At 30 June 2006 the Group has contractual capital expenditure commitments in respect of property, plant and equipment totalling RR 212 million (31 December 2005: RR 1.4 million).

The Group has already allocated the necessary resources in respect of these commitments. The Group believes that future net income and funding will be sufficient to cover this and any similar such commitments.

iv Sales commitments

At 30 June 2006 the Group has entered into a number of agreements for zinc supply in 2006 totalling approximately 73.8 thousand tons (31 December 2005: 31.6 thousand tons), with a price to be agreed on the date of sale.

At 31 December 2005 the Group has entered into a sale agreement for gold in the second half of 2006 totalling approximately 22,926 g, with a price to be agreed on the date of sale (31 December 2005: sale agreement for silver for approximately 1,585,540 g).

v Inventory purchase commitments

At 30 June 2006 the Group has entered into a number of agreements for zinc concentrate purchase in the second half of 2006 totalling approximately 30 thousand tons (31 December 2005: 3 thousand tons to be purchased in 2006), with a price to be agreed on the date of purchase.

The Group has already allocated the necessary resources in respect of these commitments. The Group believes that future net income and funding will be sufficient to cover this and any similar such commitments.

vi Operating lease commitments

Where the Group is the lessee, the future minimum lease payments under non-cancellable operating leases of land are as follows:

	30 June 2006
	In thousands of Russian Roubles
Not later than 1 year	200
Later than 1 year and not later than 5 years	802
Later than 5 years	1,303
Total operating lease commitments	**2,305**

vii Other obligations under Zinc-Lead Extraction Contract and Licenses

In accordance with provisions stipulated in the License and Zinc-Lead Extraction Contract there are a number of other obligations the Nova Zinc subsidiary should comply with, such as:

- to perform the work plan and the work program in accordance with their terms;
- to employ appropriate and advance technology and business management expertise to mining operations in accordance with Good Practice in the development of the fields;
- to comply with agreed technological plans and projects for conduction of Mining Operations, which provide for safety of personnel and general public;

- to give preference to equipment, materials, and finished products manufactured in Kazakhstan, if they are competitive, in the Group's opinion, with regard to their technological properties, environmental and operational safety, prices, working parameters, and delivery terms;
- to give preference when conducting Mining Operations to local companies in Kazakhstan when procuring services, if they are competitive, in the Group's opinion, with regard to their technological properties, environmental and operational safety, prices, working parameters, and delivery terms;
- to give preference to hiring Kazakhstan citizens;
- to prepare and perform training programs for the professional training of Kazakhstan citizens and specialists engaged in operations under the Contract;
- to restore the Contract Territory which was disturbed as a consequence of the Mining Operations or other activities of the subsidiary to a condition suitable for further use in accordance with requirements of the legislation of Kazakhstan.

In April 2006 Committee of Geology and Subsurface Protection under the Ministry of Energy and Mineral Resources (the "Committee") and Centranedra conducted the audit of the Company's fulfilment of license conditions in regard of the Contract. According to the act of working group of the Committee the Group should develop a plan how to reduce the lag in stripping operations by 15 May 2006.

The management of the Group does not expect any significant impacts on its operations and financial position as a result of the audit performed by the Committee.

viii Guarantees

Guarantees are irrevocable assurances that the Group will make payments in the event that another party cannot meet its obligations.

As at 30 June 2006 there are no guarantees issued by the Group.

In June 2005 the Group entered into a suretyship agreement with the EBRD to guarantee the obligations of CTRP, a party controlled by the shareholders of the Group, in respect of a loan agreement with the EBRD dated 19 November 2004 for the amount of US$ 190 million (RR 5,468 million). As at 31 December 2005 the outstanding loan principal payable by CTRP amounted to US$ 121.7 million (RR 3,503 million). Under the suretyship agreement the obligations of the Company were up to a maximum aggregate amount of US$ 23.5 million (RR 676 million). The suretyship agreement was terminated in March 2006.

ix Insurance policies

Under the bank loan covenants (Note 14), the Group is to insure the assets of the Company during the loan period. The Group has insured most of its manufacturing property, plant and equipment during the six months ended 30 June 2006 for a maximum of RR 2,923 million (six months ended 30 June 2005: RR 2,923 million). The Group also has business interruption insurance for a period of 90 days. However, the insurance does not cover the risks of damage to third parties. Management does not assess exposure to such risks to be significant.

x Environmental matters

The enforcement of environmental regulation in the Russian Federation and the Republic of Kazakhstan is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

xi Operating environment of the Group

Whilst there have been improvements in economic trends in the Russian Federation and the Republic of Kazakhstan, its economies continue to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and the Republic of Kazakhstan, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Additionally, the mining sector in Kazakhstan is impacted by political, legislative, fiscal and regulatory developments in Kazakhstan. The prospects for future economic stability in Kazakhstan are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments, which are beyond the Group's control.

The future economic direction of the Russian Federation and the Republic of Kazakhstan is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Governments of these countries, together with tax, legal, regulatory, and political developments.

xii Operating risks concentrations

Significant volume of zinc and zinc alloys sales is made by the Group to four customers: Trade House NLMK LLC., OJSC MMK, Transal LLC (former CJSC Alf-Trading), and Euromin S.A.. These customers account for 87% of the Group's total revenue from zinc and zinc alloys sales for the six months ended 30 June 2006 (six months ended 30 June 2005: 77%). All sales of zinc and lead concentrate are made by the Group to two customers: OJSC Kazzinc and Glencore International AG, which account for 100% of the Group's total revenue from zinc and lead concentrate sales for the six months ended 30 June 2006. The Group's management believes that exposure to the risk of total or partial loss of business relationship with these customers is not significant.

25 Financial risk management

i Credit risk

Financial assets, which potentially subject Group entities to credit risk, consist principally of trade receivables. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. At 30 June 2006 the Group had one debtor with the outstanding balance of RR 427 million, or 32% of the total trade and other receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provisions already recorded.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

ii Market risk

The Group takes on exposure to market risks. Market risks arise from commodity prices and open positions in interest rate, currency and equity financial instruments, all of which are exposed to general and specific market movements. The Board of Directors sets limits on the value of risk that may be accepted, which is monitored on a daily basis. However, the use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

iii Foreign exchange risk

The Group exports production to European and CIS countries and attracts a substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets (Note 11, 12) and liabilities (Note 14, 15) give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

iv Cash flow and fair value interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term

borrowings. The interest rates on long-term borrowings are disclosed in Note 14. The Group has no significant interest-bearing assets, other than disclosed in Note 11.

v Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

26 Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price.

The estimated fair values of financial instruments have been determined by the Group using available market information, where it exists, and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to determine the estimated fair value. The Russian Federation and the Republic of Kazakhstan continue to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

Financial instruments carried at fair value. Trading and available-for-sale investments are carried on the consolidated balance sheet at their fair value. Cash and cash equivalents are carried at amortised cost which approximates current fair value.

Fair values were determined based on quoted market prices except for certain investment securities available for sale for which there were no available external independent market price quotations. These securities have been fair valued by the Group on the basis of results of recent sales of equity interests in the investees between unrelated third parties, consideration of other relevant information such as discounted cash flows and financial data of the investees and application of other valuation methodologies. Valuation techniques required certain assumptions that were not supported by observable market data. Changing any such used assumptions to a reasonably possible alternative would not result in a significantly different profit, income, total assets or total liabilities.

Financial assets carried at amortised cost. The fair value of floating rate instruments is normally their carrying amount. The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on credit risk of the counterparty. Carrying amounts of trade receivables approximate fair values.

Liabilities carried at amortised cost. The fair value is based on quoted market prices, if available. The estimated fair value of fixed interest rate instruments with stated maturity, for which a quoted market price is not available, was estimated based on expected cash flows discounted at current interest rates for new instruments with similar credit risk and remaining maturity. The fair value of liabilities repayable on demand or after a notice period ("demandable liabilities") is estimated as the amount payable on demand, discounted from the first date that the amount could be required to be paid. Estimated fair values of borrowings are presented in Note 14.

27 Events after balance sheet date

Transactions with shareholders. In August 2006, the Company distributed 4,457,572 common shares with the par value of 1 Rouble per share by private offering to the existing shareholders for no additional consideration (Notes 13, 22), the shareholders meeting approved declaration of the right to issue 50,000,000 additional ordinary shares with the par value of RR 1 each and the Board of Directors approved issuance of an additional 325,173 common shares with the par value of 1 Rouble per share.

In March 2006, the Company entered into two loan facility agreements (Note 14) under which it borrowed US$ 136.5 million (RR 3,694 million). These facilities, under an addendum to the agreement dated 31 July 2006, required the Company to provide certain guarantees, pledges and other security in favour of the lenders, including a pledge by the Company's subsidiary, Nova Trading and Commerce AG, over its shares in its Kazakh mining subsidiary, Nova Zinc. Nova Trading and Commerce AG has not granted this pledge to the lenders and the Company has not fully complied with certain other terms. Although the lenders have granted waivers in respect of this failure to pledge and other breaches, these waivers are subject to certain conditions. These conditions require certain corporate actions to be performed by the Company and Nova Trading and Commerce AG by no later than 30 October 2006 and 10 November 2006, respectively. In addition the Company is required under the waiver to become the direct shareholder of Nova Zinc by no later than April 2008. In the event that the Company fails to comply with any of these conditions it would be in default which may result in the immediate repayment of the facilities. Management believes that the Company will be able to fully comply with the requirements.

Nova Zinc
Limited Liability Partnership

International Financial Reporting Standards
Unaudited Interim Financial Statements and
Auditors' Report

30 June 2006

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
29/6 Satpaev Avenue,
4th Floor,
050040, Almaty, Kazakhstan
Telephone +7 (3272) 980-448
Facsimile +7 (3272) 980-252

REVIEW REPORT OF THE AUDITORS

To the Management of Nova Zinc LLP:

We have reviewed the accompanying interim balance sheet of Nova Zinc LLP (the "Company") as of 30 June 2006 and the related interim statements of income, cash flows and changes in owners' equity for the six months then ended. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements are not presented fairly, in all material respects, the financial position of the Company as of 30 June 2006, and of the results of its operations and its cash flows for the six months then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers LLP.

Almaty, Kazakhstan
13 October 2006

Nova Zinc LLP

Interim Balance Sheet
(Unaudited—see Report of the Auditors)

	Note	30 June 2006	31 December 2005
		In thousands of Kazakhstani Tenge	
ASSETS			
Non-current assets			
Property, plant and equipment	7	3,010,514	3,406,606
Intangible assets		3,726	4,029
Loans	6	—	29,490
Other non-current assets	8	1,000	1,000
Total non-current assets		**3,015,240**	**3,441,125**
Current assets			
Inventories	9	359,667	251,411
Trade and other receivables	10	85,979	72,420
Cash and cash equivalents	11	1,118,559	181,309
Total current assets		**1,564,205**	**505,140**
Non-current assets held for sale	12	3,500	212,380
TOTAL ASSETS		**4,582,945**	**4,158,645**
EQUITY			
Charter capital	13	367,403	367,403
Retained earnings		2,709,161	2,658,657
TOTAL EQUITY		**3,076,564**	**3,026,060**
LIABILITIES			
Non-current liabilities			
Deferred income tax liability	26	475,797	598,451
Provision for asset retirement obligations	15	166,714	158,288
Accrued historical costs	16	29,328	47,842
Employee benefits	17	4,872	4,442
Total non-current liabilities		**676,711**	**809,023**
Current liabilities			
Trade and other payables	18	244,908	207,280
Profit distribution to founders payable	13	—	53
Current income tax payable		525,889	36,698
Accrued historical costs	16	28,669	31,936
Other taxes payable	14	30,205	47,595
Total current liabilities		**829,671**	**323,562**
TOTAL LIABILITIES		**1,506,382**	**1,132,585**
TOTAL LIABILITIES AND EQUITY		**4,582,946**	**4,158,645**

Approved for issue and signed on behalf of the Management on 13 October 2006.

Badanov M. E.
General Director

Mukhatayev D. Sh.
Acting Chief Accountant

(The accompanying notes on pages 45 to 67 are an integral part of these financial statements.)

Nova Zinc LLP

Interim Income Statement
(Unaudited—see Report of the Auditors)

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Kazakhstani Tenge	
Revenue	19	3,387,712	1,188,689
Cost of sales	20	(1,097,302)	(1,017,106)
Gross profit		**2,290,410**	**171,583**
Other operating income, net	21	68,618	34,245
Distribution costs	22	(85;671)	(58,239)
General and administrative expenses	23	(339,091)	(306,049)
Other operating expenses	24	(279,043)	(76,268)
Operating profit/(loss)		**1,655,223**	**(234,728)**
Finance income	6	27,339	—
Finance costs	25	(12,858)	(21,372)
Profit/(loss) before income tax		**1,669,704**	**(256,100)**
Income tax (expense)/ benefit	26	(543,388)	86,790
Profit/(loss) for the period		**1,126,316**	**(169,310)**

(The accompanying notes on pages 45 to 67 are an integral part of these financial statements.)

Nova Zinc LLP

Interim Statement of Changes in Equity
(Unaudited—see Report of the Auditors)

	Note	Charter capital	Retained earnings	Total Equity
		In thousands of Kazakhstani Tenge		
Balance at 1 January 2005		**367,403**	**3,405,415**	**3,772,818**
Loss for period		—	(169,310)	(169,310)
Total recognized loss for 6 months 2005			(169,310)	(169,310)
Profit distribution	13		(199,803)	(199,803)
Balance at 30 June 2005		**367,403**	**3,036,302**	**3,403,705**
Balance at 1 January 2006		**367,403**	**2,658,657**	**3,026,060**
Profit for the period		—	1,126,316	1,126,316
Total recognized income for 6 months 2006			1,126,316	1,126,316
Profit distribution	13	—	(1,075,812)	(1,075,812)
Balance at 30 June 2006		**367,403**	**2,709,161**	**3,076,564**

(The accompanying notes on pages 45 to 67 are an integral part of these financial statements.)

Nova Zinc LLP

Interim Statement of Cash Flows
(Unaudited—see Report of the Auditors)

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Kazakhstani Tenge	
Cash flows from operating activities			
Profit/(loss) before income tax		1,669,706	(256,098)
Adjustments for:			
Depreciation of property, plant and equipment	7	345,873	452,546
Gains on disposals of property, plant and equipment	24	(5,615)	(1,503)
Losses on disposals of property, plant and equipment	24	192,616	49,221
Amortization of intangibles		303	18
Written-off social assets	23	—	148,846
Provision for obsolete inventory	9	(1,675)	—
Impairment of trade and other receivables	10	(6,014)	10,579
Finance income		(27,339)	—
Interest expense	25	222	—
Employee benefits	17	208	—
Provision for asset retirement obligations	15,25	717	1,387
Losses on origination of loans at non-market rate	25	10,029	17,183
Unwinding of historical costs	25	1,890	2,802
Unrealised foreign exchange differences		(7,901)	3,690
Operating cash flows before working capital changes		**2,173,020**	**428,671**
(Increase)/decrease in trade and other receivables		(7,540)	23,577
(Increase)/decrease in inventories		(106,587)	13,218
Increase/(decrease) in trade and other payables		37,626	(133,611)
(Decrease)/Increase in taxes payable		(17,390)	15,048
Decrease in accrued historical costs		(15,770)	(18,883)
Cash generated from operations		**2,063,359**	**328,020**
Income taxes paid		(176,851)	(68,481)
Net cash from operating activities		**1,886,508**	**259,539**
Cash flows from investing activities			
Purchase of property, plant and equipment		(130,164)	(206,142)
Loans repaid		46,800	—
Loans provided		—	(30,800)
Proceeds from sale of property, plant and equipment		1,091	34,857
Purchase of other non-current assets		—	(46,711)
Proceeds from sale of assets held for sale		208,880	—
Net cash from/(used) in investing activities		**126,607**	**(248,796)**
Cash flows from financing activities			
Profit distributed to founders	13	(1,075,865)	(159,412)
Net cash used in financing activities		**(1,075,865)**	**(159,412)**
Net increase/(decrease) in cash and cash equivalents		**937,250**	**(148,669)**
Cash and cash equivalents at the beginning of the half- year		**181,309**	**421,111**
Cash and cash equivalents at the end of the half-year	11	**1,118,559**	**272,442**

(The accompanying notes on pages 45 to 67 are an integral part of these financial statements.)

Nova Zinc LLP

Notes to the interim financial statements—30 June 2006
(Unaudited—see Report of the Auditors)

1 The Company and its Operations

Nova Zinc LLP (the "Company") was incorporated on 14 February 1997 and is domiciled in the Republic of Kazakhstan. The Company is a limited liability partnership and was set up in accordance with Kazakhstani regulations.

The Company's founder is Nova Trading Commerce AG incorporated in Switzerland (31 December 2005: major founder is Nova Trading Commerce AG), hereinafter, "the Founder". The Company is ultimately controlled by JSC "Chelyabinsk Zinc Plant" (31 December 2005: Mr. Inge Magnusson).

Principal activity. The Company operates in the mining industry. Its main activities are the extraction and integrated processing of ore with the purpose of producing zinc and lead concentrates. The Company has a production chain from the extraction of ore through to the production of finished goods, principally zinc and lead concentrates. The Company operates under the Contract for subsurface use (the "Contract") granted by the Government of the Republic of Kazakhstan for the extraction of zinc and lead signed in 1998 for twenty years. The operations of the Company are dependent on the ore reserves.

The main production divisions of the Company are engaged in ore mining, zinc concentrate and lead concentrate production and include Akzhal Mine, dressing plant, heavy suspension shop and reshipping base.

Change in owners' structure. On 24 January 2006, River Grande Corporation, 100% owner of Nova Trading & Commerce AG, signed the Share Sale and Purchase Agreement ("SPA") with JSC "Chelyabinsk Zinc Plant" and Arkley (UK) Ltd. According to the SPA, JSC "Chelyabinsk Zinc Plant" has acquired 51 percent stake in Nova Trading Commerce AG and Arkley (UK) Ltd. has acquired 49 percent in Nova Trading Commerce AG.

On 10 April 2006, the shares were transferred to JSC "Chelyabinsk Zinc" Plant and Arkley (UK) Ltd.

On 24 May 2006, Arkley (UK) Ltd. and JSC "Chelyabinsk Zinc Plant" signed the Stock Purchase Agreement, transferring 49 percent interest in Nova Trading & Commerce AG from Arkley (UK) Ltd. to JSC "Chelyabinsk Zinc Plant".

Registered address and place of business. The Company's registered address is:

472152, Republic of Kazakhstan, Karaganda region, Shetskiy district, Akzhal.

2 Basis of Preparation and Significant Accounting Policies

Basis of preparation. These interim financial statements for the half-year ended 30 June 2006 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The principal accounting policies applied in the preparation of these interim financial statements are set out below. These interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of issuing these statements, unless otherwise stated (refer to Note 4, New Accounting Pronouncements). The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2005, as described in the annual financial statements for the year ended 31.December 2005.

The interim financial statements of the Company at 30 June 2006 and for the six-month periods ended 30 June 2006 and 2005 are unaudited. Management believes that these interim financial statements include all adjustments which are of normal, recurring nature and necessary for a fair presentation of the Company's financial position, results of operations and its cash flows. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for the future periods.

Presentation currency. All amounts in these interim financial statements are presented in thousands of Kazakhstani Tenge ("Tenge"), unless otherwise stated. The functional currency of the Company is Tenge.

Accounting for the effects of hyperinflation. The Republic of Kazakhstan has previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial

Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Republic of Kazakhstan indicate that hyperinflation has ceased, effective from 1 January 1999 the Company no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 1998 are treated as the basis for the carrying amounts in these interim financial statements.

Foreign currency transactions. Monetary assets and liabilities, which are held by the Company and denominated in foreign currencies at 30 June 2006, are translated into Tenge at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognised in the income statement.

At 30 June 2006, the official rate of exchange, as determined by the National Bank of the Republic of Kazakhstan, was US dollar (USD) 1= Tenge 118.69 (31 December 2005: USD 1= Tenge 133.77). Exchange restrictions and currency controls exist relating to converting Tenge into other currencies. The Tenge is not freely convertible in most countries outside of the Republic of Kazakhstan.

Property, plant and equipment. Property, plant and equipment is stated at cost or deemed cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads. The cost of property, plant and equipment at 1 January 2004, the date of the Company's transition to IFRS, was determined by using depreciated replacement cost method for estimation of fair value at that date ("deemed cost").

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole are depreciated individually, applying depreciation rates reflecting their anticipated useful lives. The cost of replacing major parts or components of property, plant and equipment items is capitalised and the replaced part is retired. Any gain or loss arising is recognized in the income statement when the asset is retired.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Specialised spare parts and servicing equipment with a significant initial value and a useful life of more than one year are recognised as an item of property, plant and equipment. Other spare parts and servicing-related equipment are recognised as inventories and accounted for in the income statement at the moment they are used.

Gains and losses on disposals determined by comparing proceeds with carrying amount are recognised in the income statement when the asset is disposed of.

Mining assets are recorded at cost less accumulated amortisation and less any accumulated impairment losses. Expenditures, including provision for asset retirement obligation and historical costs are capitalised to mining assets as part of buildings and constructions.

Mining assets are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate.

Depreciation. The deemed cost of each item of property, plant and equipment is depreciated over its useful life to residual value. Each item's estimated useful life has due regard to both its own physical life limitations and/ or the present assessment of economically recoverable reserves of the mine property at which the item is located.

Depreciation is charged to the income statement on a straight line basis over the estimated useful life of the individual asset or on a unit of production basis depending on the type of asset. The expected useful lives are as follows:

	Useful lives in years
Buildings and constructions	10 to13
Plant and machinery	5 to13
Equipment and motor vehicles	2 to 10
Mining assets	Units of production

The residual value of an asset is the estimated amount that the Company would currently obtain from disposal of the asset less the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual value of an asset is nil if the Company expects to use the asset until the end of its physical life. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Stripping costs. Stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and are subsequently amortised over the life of the operation.

The Company expenses stripping costs incurred subsequently, during the production stage of its operations.

Exploration and evaluation. Exploration and evaluation expenditure comprises costs which are directly attributable to:

- research and analysis of exploration data;
- conducting geological studies, exploratory drilling and sampling;
- examining and testing extraction and treatment methods; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred to acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts paid to third parties to acquire interests in existing projects.

Capitalisation of exploration expenditure commences on acquisition of a beneficial interest in mineral rights. Capitalised exploration expenditure is reviewed for impairment at each balance sheet date. Full provision is made for impairment unless there is a high degree of confidence in the project's viability and hence it is probable that future economic benefits will flow to the Company. Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project and the related impairment provisions are recognised.

Impairment. Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of "value in use" (being the net present value of expected future cash flows of the relevant cash generating unit) and "fair value less costs to sell" (the amount obtainable from the sale of an asset or cash generating unit in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal). Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm's length transaction. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36 "Impairment of Assets". Future cash flows are based on:

- estimates of the quantities of the reserves for which there is a high degree of confidence of economic extraction;

- future production levels;
- future commodity prices (assuming the current market prices will revert to the Company's assessment of the long term average price, generally over a period of three to five years); and
- future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

The expected future cash flows of a cash generating unit reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from the investment, the output and the sequence of extraction. The plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used in the production of zinc and lead concentrates. The mine plan is therefore the basis for forecasting production output in each future year and the related production costs. Value in use represents discounted pre-tax cash flows discounted using the pre-tax long–term rate of capitalisation. Fair value less cost to sell is determined based on market information.

Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure.

The pre-tax discount rate applied is based upon the Company's weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.

Operating leases. Where the Company is a lessee in a lease which does not transfer substantially all the risks and rewards incidental to ownership from the lessor to the Company, the total lease payments, including those on expected termination, are charged to the income statement on a straight-line basis over the period of the lease.

When assets are leased out under an operating lease, the lease payments receivable are recognised as rental income on a straight-line basis over the lease term.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on a weighted average basis. Zinc ore is recognised as raw materials when delivered to the surface and is valued at the average cost of extraction. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses. Provisions for slow-moving or obsolete inventory are charged to the income statement.

Trade and other receivables. Trade and other receivables are initially recognised at fair value. Trade and other receivables are subsequently carried at amortised cost using the effective interest method. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents. Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Balances restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date are included in other non-current assets, while balances restricted for more than three months but less than twelve months after the balance sheet date are included in other current assets.

Non-current assets classified as held for sale. Non-current assets are classified in the balance sheet as 'Non-current assets held for sale' if their carrying amount will be recovered principally through a sale transaction

within twelve months after the balance sheet date. Assets are reclassified when all of the following conditions are met: (a) the assets are available for immediate sale in their present condition; (b) the Company's management approved and initiated an active programme to locate a buyer; (c) the assets are actively marketed for a sale at a reasonable price; (d) the sale is expected to occur within one year and (e) it is unlikely that significant changes to the plan to sell will be made or that the plan will be withdrawn. Non-current assets classified as held for sale in the current period's balance sheet are not reclassified or re-presented in the comparative balance sheet to reflect the classification at the end of the current period.

A disposal group is assets (current or non-current) to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction. Goodwill is included if the disposal group includes an operation within a cash-generating unit to which goodwill has been allocated on acquisition. Non-current assets are assets that include amounts expected to be recovered or collected more than twelve months after the balance sheet date. If reclassification is required, both the current and non-current portions of an asset are reclassified.

Held for sale property, plant and equipment, or disposal groups as a whole are measured at the lower of their carrying amount and fair value less costs to sell. Held for sale property, plant and equipment, are not depreciated or amortised.

Liabilities directly associated with the disposal group that will be transferred in the disposal transaction are reclassified and presented separately in the balance sheet.

Profit distribution to founders. Profit distribution to founders is recognised as a liability and deducted from equity at the balance sheet date only if it is approved before or on the balance sheet date. Profit distribution to founders is disclosed when it is proposed before the balance sheet date or proposed or approved after the balance sheet date but before the financial statements are authorised for issue.

Value added tax ("VAT"). Value-added tax related to sales is payable to the tax authorities when goods are shipped or services are rendered. Purchase VAT can be offset against sales VAT upon the receipt of a tax invoice from a supplier. Tax legislation allows the settlement of VAT on a net basis. Accordingly, VAT related to sales and purchases unsettled at the balance sheet date is stated in the balance sheet on a net basis.

Trade and other payables. Trade and other payables are accrued when the counterparty performed its obligations under the contract. The Company recognises trade payables at fair value. Subsequently trade payables are carried at amortised cost using the effective interest method.

Loans originated by the Company. Loans originated by the Company are recognised initially at cost which is the fair value of the proceeds contributed. In subsequent periods, loans are stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds contributed and the amount receivable is recognised as finance income/expense over the period till the repayment/redemption of the loan.

Provision for asset retirement obligations. Asset retirement costs include landfill site restoration and closure (dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas). Estimated landfill site restoration and closure costs are provided for and incurred in the cost of property, plant and equipment in the accounting period when the obligation arising from the related disturbance occurs during the mine development phase, based on the net present value of estimated future costs. Provisions for asset retirement obligations do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure and restoration plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Landfill site restoration and closure costs are a normal consequence of mining, and the majority of landfill site restoration and closure expenditure is incurred during the life of the mine. Although the ultimate cost to be incurred is uncertain, the Company's businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

The amortisation or "unwinding" of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.

Movements in the provisions for asset retirement obligations, resulting from new disturbance as a result of mine development, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate. Movements in the provisions for asset retirement obligations that relate to disturbance caused by the production phase are charged in the income statement.

Revenue recognition. Revenues from sales of goods are recognised at the point of transfer of the risks and rewards of ownership of the goods, normally when the goods are shipped. If the Company agrees to transport goods to a specified location, revenue is recognised when the goods are passed to the customer at the destination point.

Sales of services are recognised in the accounting period in which the services are rendered, by reference to the stage of completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

Sales are shown net of VAT and discounts.

Revenues are measured at the fair value of the consideration received or receivable. When the fair value of goods received in a barter transaction cannot be measured reliably, the revenue is measured at the fair value of the goods or service given up.

Mining royalties are included within cost of sales and the basis for calculation is extracted quantity of ore.

Employee benefits. The Company provides long term employee benefits to employees before, on and after retirement, in accordance with a General Labour Agreement. The agreement provides for one-off retirement payments. The entitlement to some benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period.

The expected costs of the benefits associated with one-off retirement payments are accrued over the period of employment using the projected unit credit method as used for defined benefit post-employment plans. For defined benefit post-employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Actuarial gains and losses arising in the year are taken to the income statement. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including current service cost, any past service cost and the effect of any curtailments or settlements.

The most significant assumptions used in accounting for defined benefit obligations are the discount rate and the mortality assumptions. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the income statement as interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

These obligations are valued annually by independent qualified actuaries.

Payroll expense and related contributions. Wages, salaries, contributions to pension and social insurance funds, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by the employees of the Company. On behalf of its employees, the Company pays those statutory pension and post-employment benefit amounts prescribed by the legal requirements of the Republic of Kazakhstan. These payments are expensed as incurred. Upon retirement of the employee, the financial obligations of the Company cease and all subsequent payments to retired employees are administered by the state and private cumulative pension funds.

Social expenditures. In addition to its obligations under the Contract, the Company contributes to the maintenance and upkeep of certain local infrastructure and to the welfare of its employees, including contributions towards the construction, development and maintenance of housing and recreation facilities. These expenditures, including those of a capital nature, are expensed as incurred.

Income taxes. Income taxes have been provided for in the interim financial statements under stabilised tax regime in accordance with Kazakhstani Tax Code effective as of 31 December 1995. The income tax charge comprises current tax and deferred tax and is recognised in the income statement, except for where it is recognised directly in equity because it relates to transactions that are also recognised, in the same or a different period, directly in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxable profits or losses are based on estimates where the financial statements are authorised prior to the filing of the relevant tax returns. Taxes, other than on income, are recorded within administrative and other operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profits will be available against which the deductions can be utilised.

Finance income and finance costs. Finance income and costs comprise interest income / expense on loans, interest income/ expense from unwinding of discount on provision for asset retirement obligations and other financial assets and liabilities. Interest income is recognised as it accrues, taking into account the effective yield on the asset.

3 Critical Accounting Estimates, and Judgements in Applying Accounting Policies

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial period. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the interim financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial period include:

Useful life of mining assets and mineral reserves estimates. The mining assets, classified within property, plant and equipment, are depreciated over the respective life of the mine using the unit of production (UOP) method based on proved and probable mineral reserves. When determining mineral reserves, assumptions that were valid at the time of estimation may change when new information becomes available. Any changes could affect prospective depreciation rates and asset carrying values.

The calculation of the UOP rate of depreciation could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves, which would generally arise as a result of significant changes in any of the factors or assumptions used in estimating mineral reserves.

These factors could include:

- changes to proven and probable mineral reserves;
- the grade of mineral reserves varying significantly from time to time;
- differences between actual commodity prices and commodity price assumptions used in the estimation of mineral reserves;

- unforeseen operational issues at mine sites;
- changes in capital, operating mining, processing and reclamation costs, discount rates and foreign exchange rates possibly adversely affecting the economic viability of mineral reserves.

The majority of other property, plant and equipment are depreciated on a straight line basis over their useful economic lives. Management reviews the appropriateness of assets useful economic lives at least annually; any changes could affect prospective depreciation rates and asset carrying values. As at 30 June 2006 the carrying amount of mining assets included within buildings and constructions was Tenge 133,427 thousand (31 December 2005: Tenge 130,802 thousand).

Provision for asset retirement obligations. In accordance with the contracts on subsurface use the Company has a legal obligation to decommission its mining properties and restore a landfill site after its closure. Provision is made, based on net present values, for site restoration and rehabilitation costs as soon as the obligation arises from past mining activities. The provision for asset retirement obligation is estimated based on the current environmental legislation in the Republic of Kazakhstan. Asset retirement obligations are subject to potential changes in environmental regulatory requirements. As at 30 June 2006 the carrying amount of the provision for asset retirement obligations was Tenge 166,714 thousand (31 December 2005: Tenge 158,288 thousand).

Tax legislation. Kazakhstani tax, currency and customs legislation is subject to varying interpretations. Refer to Note 27.

Employee benefits. In accordance with the Collective Agreement between the Company and employees the Company has a legal obligation to provide one-off retirement payments. The entitlement to some benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. Provision is made, based on net present values of the future benefit that employees have earned. Assumptions in respect of the expected costs are set after consultation with qualified actuary. While management believes the assumptions used are appropriate, a change in assumptions used would impact the earnings of the Company. As at 30 June 2006 the carrying amount of the provision for pension obligations was Tenge 4,872 thousand (31 December 2005: Tenge 4,442 thousand).

Impairment indicators. The Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that these assets are impaired. Based on an analysis of internal and external factors management has assessed that no impairment indicators exist at the balance sheet date.

4 New Accounting Pronouncements

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2006.

- Amendment to IAS 19, 'Actuarial gains and losses, group plans and disclosures', effective for annual periods beginning on or after 1 January 2006. The Company decided to retain its former accounting policy regarding the recognition of actuarial gains and losses;
- Amendment to IAS 39, Amendment to 'The fair value option', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;
- Amendment to IAS 21, Amendment 'Net investment in a foreign operation', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;
- Amendment to IAS 39, Amendment 'Cash flow hedge accounting of forecast intragroup transactions', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;
- Amendment to IAS 39 and IFRS 4, Amendment 'Financial guarantee contracts', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;
- IFRS 6, 'Exploration for and evaluation of mineral resources', effective for annual periods beginning on or after 1 January 2006. The Company adopted this standard;

- IFRIC 4, 'Determining whether an arrangement contains a lease', effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Company;
- IFRIC 5, 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds', effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Company; and
- IFRIC 6, 'Liabilities arising from participating in a specific market—waste electrical and electronic equipment', effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the Company.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC 7, 'Applying the Restatement Approach under IAS 29', effective for annual periods beginning on or after 1 March 2006;
- IFRIC 8, 'Scope of IFRS 2', effective for annual periods beginning on or after 1 May 2006;
- IFRIC 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1 June 2006; and
- IFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. IAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007.
- IFRIC 10 'Interim Financial Reporting and Impairment', effective for annual periods beginning on or after 1 November 2006

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Company's interim financial statements.

5 Employee Information

The average number of employees (including executive directors) employed by the Company during the period was:

	30 June 2006	31 December 2005
Mining	151	161
Maintenance and services	75	75
Processing	201	194
Transport	211	218
Administration, social sphere and other	494	518
Key management personnel	5	5
Total	**1,137**	**1,171**

Total staff costs (including executive directors) for the Company were:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	in thousands of Kazakhstani Tenge	
Wages and salaries	273,948	164,176
Social security costs	35,943	32,336
Total staff costs	**309,891**	**196,512**

Information on key management compensation is disclosed in Note 6.

6 Balances and Transactions with Related Parties

For the purposes of these interim financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. The Company's ultimate owner is disclosed in Note 1.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at 30 June 2006 and 31 December 2005 and for six months ended 30 June 2006 and 2005 are detailed below.

Entities under common control of Nova Trading & Commerce AG: Agadyrskoe ATP and Er-Tai LLP.

At 30 June 2006, the outstanding balances with related parties were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Loans to employees		—	—	25,475
Other receivables		18,431	—	—
Non-current assets held for sale	12	3,500	—	—
Trade and other payables		9,370	—	—

At 31 December 2005, the outstanding balances with related parties were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Long-term loan (contractual interest rate:0% p.a., effective interest rate:12% p.a.)		29,490	—	—
Loans to employees		—	—	9,450
Non-current assets held for sale	12	212,380	—	—
Trade and other payables		48,835	—	—
Profit distribution payable	13	—	53	—

The income and expense items with related parties for six months ended 30 June 2006 were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Other operating income				
—Other revenue		12,077	—	—
Other operating expenses				
—Losses less gains on disposal of property, plant and equipment		82,928	—	—
Finance income:				
—Gain on earlier repayment of loan		25,873	—	—
—Interest income		1,466	—	—
Finance costs:				
—Losses on origination of loans at non-market rate	25	10,029	—	—
Expenses with related parties:				
—Salary and related taxes		—	—	63,583
—Purchase of raw materials		2,933	—	—
—Transportation costs		54,029	—	—
Profit distribution approved*	13		1,075,812	—

* —recognized directly in equity as profit distribution to founders.

The income and expense items with related parties for six months ended 30 June 2005 were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Finance costs:				
—Losses on origination of loans at non-market rate	25	17,183	—	—
Expenses with related parties:				
—Salary and related taxes		—	—	4,682
—Purchase of raw materials		218	—	—
—Transportation costs		30,975	—	—
Profit distribution approved*	13	—	199,803	—

* —recognized directly in equity as profit distribution to founders.

During period six months ended 30 June 2006 the Company sold the following to related parties:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani tenge		
Sale of non-current assets held for sale	12	220,000	—	—
Sale of equipment		5,076	—	—

In accordance with the Agreement signed on 21 February 2005 with "Er-Tai" LLP (related party) the Company provided an interest-free loan in the amount of Tenge 76,800 thousand with initial maturity date of 21 February 2010 without collateral. In March 2006 total amount of the loan was earlier re-paid by Er-Tai. The loss on origination at the amount of Tenge 10,029 thousand (30 June 2005: Tenge 17,183 thousand) was charged in the income statement and gain on earlier repayment of Tenge 25,873 thousand was charged in the income statement.

7 Property, Plant and Equipment

Movements in the carrying amount of property, plant and equipment were as follows:

	Buildings and Constructions	Machinery and equipment	Transport	Other	Construction in progress	Total
	In thousands of Kazakhstani Tenge					
Cost at 1 January 2005	**1,560,072**	**2,517,957**	**961,917**	**22,510**	**281,917**	**5,344,373**
Accumulated depreciation	**(241,741)**	**(667,957)**	**(158,864)**	**(2,630)**	**—**	**(1,071,192)**
Carrying amount at 1 January 2005	**1,318,331**	**1,850,000**	**803,053**	**19,880**	**281,917**	**4,273,181**
Additions	9,693	13,034	82,921	761	108,366	214,775
Transfers	247	48,152	—	—	(48,399)	—
Depreciation charge	(71,661)	(286,598)	(93,113)	(1,174)	—	(452,546)
Disposals	—	(27,132)	(47,375)	—	(156,914)	(231,421)
Cost at 30 June 2005	**1,570,012**	**2,534,716**	**978,749**	**23,271**	**184,970**	**5,291,718**
Accumulated depreciation	**(313,402)**	**(937,260)**	**(233,263)**	**(3,804)**	**—**	**(1,487,729)**
Carrying amount at 30 June 2005	**1,256,610**	**1,597,456**	**745,486**	**19,467**	**184,970**	**3,803,989**
Cost at 1 January 2006	**1,596,038**	**2,650,549**	**1,028,956**	**17,741**	**45,926**	**5,339,210**
Accumulated depreciation at 1 January 2006	**(386,687)**	**(1,216,306)**	**(327,018)**	**(2,593)**	**—**	**(1,932,604)**
Carrying amount at 1 January 2006	**1,209,351**	**1,434,243**	**701,938**	**15,148**	**45,926**	**3,406,606**
Additions	10,371	22,382	90,987	551	13,582	137,873
Transfers	—	16,031	—	—	(16,031)	—
Depreciation charge	(73,209)	(225,709)	(45,728)	(1,227)	—	(345,873)
Disposals	(2,050)	(41,409)	(144,434)	(199)	—	(188,092)
Cost at 30 June 2006	**1,603,747**	**2,635,766**	**877,457**	**18,047**	**43,477**	**5,178,494**
Accumulated depreciation	**(459,284)**	**(1,430,228)**	**(274,694)**	**(3,774)**	**—**	**(2,167,980)**
Carrying amount at 30 June 2006	**1,144,463**	**1,205,538**	**602,763**	**14,273**	**43,477**	**3,010,514**

Buildings and constructions include historical costs for the acquisition of geological information incurred at the signing of contracts on subsurface use.

Depreciation charge

	30 June 2006	30 June 2005
	In thousands of Kazakhstani Tenge	
Cost of sales	334,293	438,728
General and administrative expenses	6,747	7,871
Distribution costs	4,833	5,947
Total depreciation charge	**345,873**	**452,546**

8 Other Non-Current Assets

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Restricted cash (effective interest rate—5.5% p.a.)	1,000	1,000
Total other non-current assets	**1,000**	**1,000**

Restricted cash represents a bank deposit for a special fund for the retirement of assets deposited in accordance with the requirements of the contract on subsurface use (Note 15).

9 Inventories

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Raw materials	227,076	212,926
Work in progress	137,709	63,305
Finished products	35,403	17,567
Goods for resale	1,999	1,808
Less: provisions for obsolete and slow-moving inventory	(42,520)	(44,195)
Total inventories	**359,667**	**251,411**

10 Trade and Other Receivables

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Advances paid	50,875	30,587
Receivable from employees	26,315	10,380
Deferred expenses	6,819	5,530
Trade receivables	6,138	32,332
Prepaid taxes	124	45
Other receivables	5,996	9,848
Less: impairment loss provision	(10,288)	(16,302)
Total trade and other receivables	**85,979**	**72,420**

Trade receivables of Tenge 6,138 thousand (31 December 2005: Tenge nil thousand) net of impairment loss provisions are denominated in US Dollars.

11 Cash and Cash Equivalents

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Cash in bank, US Dollars	1,034,436	40,038
Cash in bank, Tenge	82,369	136,749
Cash on hand	1,754	4,522
Total cash and cash equivalents	**1,118,559**	**181,309**

12 Non-current Assets Held for Sale

Major classes of non-current assets classified as held for sale:

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Property, plant and equipment (factory in Kairakty)	3,500	3,500
Capitalised exploration and evaluation assets (6 mines)	—	208,880
Total non-current assets classified as held for sale	**3,500**	**212,380**

Capitalised exploration and evaluation assets (6 mines). During 2001-2005, in addition to the main mine, Akzhal, the Company acquired the following 6 mines located in Kazakhstan:

Mine	Subject of contract	Contract date	Contract expiry	Exploration period	Production period
Berkara	Exploration and production of complex ore	4 November 2002	4 November 2014	2 years	10 years
Kyzyl Espe	Exploration and production of complex ore	27 December 2001	27 December 2018	4 years	13 years
Temirlik	Exploration and production of copper ores	18 September 2002	15 September 2027	4 years	21 years
Druzhnoye	Exploration and production of complex ores	19 March 2003	19 March 2015	2 years	10 years
Rodnikovoye	Exploration and production of manganese ores	28 December 2001	28 December 2021	6 years	14 years
Kenshoky	Exploration of zinc and lead ores	27 April 2005	27 April 2009	4 years	—

All these mines are at the stage of Exploration and Evaluation and the Company capitalised expenses related to exploration and evaluation activities. On 12 October 2005 the Company signed agreement with "Er-Tai" LLP, a related party, for sale of the above 6 Licences for Tenge 220,000 thousand. The Company recognised a loss on write-down of capitalised exploration and evaluation costs on the 6 mines to fair value less costs to sell of Tenge 232,619 thousand. On 12 March 2006 the Company received approval from the Ministry of Energy and Mineral Resources for the sale of these mines and re-registration of ownership by "Er-Tai" LLP. The table below presents the loss allocation by different mine:

Mines	Carrying value as of 12 October 2005	Fair value less costs to sell	Lower of carrying value and fair value	Recognised loss
Berkara	49,483	60,000	49,483	—
Kyzyl Espe	83,257	60,000	60,000	23,257
Temirlik	31,397	32,000	31,397	—
Druzhnoye	111,685	50,000	50,000	61,685
Rodnikovoye	161,385	15,000	15,000	146,385
Kenshoky	4,292	3,000	3,000	1,292
Total	**441,499**	**220,000**	**208,880**	**232,619**

Property, plant and equipment (factory in Kairakty). During 2004 and 2005, the Company acquired the factory located in Kairakriy, Karaganda region, for the processing of ore from the mines listed above. The factory in Kairakty cannot be used for processing of ore from Akzhal mine due to the technical specifications of equipment installed in the factory. On 12 October 2005, the Company agreed to sell the processing factory to "Er-Tai" LLP for Tenge 3,500 thousand. The Contract for sale was signed on 5 April 2006 specifying that the factory will be transferred to "Er-Tai" LLP by 1 April 2007. The carrying amount of the factory at 12 October 2005 amounted to Tenge 53,138 thousand and the Company recognised a loss on the write-down of the factory to fair value less costs to sell of Tenge 49,638 thousand. The act of acceptance for the factory transfer from the Company to "Er-Tai" LLP was signed by both parties in August 2006.

13 Charter Capital

The Company has the following ownership structure:

	30 June 2006		31 December 2005	
	Interest (percent)	Charter Fund	Interest (percent)	Charter Fund
	In thousands of Kazakhstani Tenge			
Nova Trading & Commerce AG (Switzerland)	100.00	330,100	90.00	297,090
Mr. Inge Magnusson (Switzerland)	—	—	9.90	32,680
Mr. Zhanasov M. Zh.	—	—	0.10	330
Total paid charter capital	**100.00**	**330,100**	**100.00**	**330,100**
Charter capital indexation for hyperinflation		37,303		37,303
Total charter capital	**100.00**	**367,403**	**100.00**	**367,403**

The charter capital of the Company was registered on 14 February 1997. Contributions have been made by way of property transfers.

On 21 March 2006 the Company re-registered the Charter, according to which Nova Trading & Commerce AG became a sole founder with 100 percent interest.

Profit available for distribution to founders is based on the Company's accounts which are prepared in accordance with KAS. Consequently, these IFRS interim financial statements are not relevant in determining profit available for distribution.

Profit for distribution is determined after consideration of the Company's net income, and are subject to approval by the general meeting of owners. In March 2006, based on the financial performance for 2005 and first quarter 2006, the Company approved profit distribution to founders of Tenge 1,075,865 thousand.

On 30 April 2005, founders approved that the outstanding unpaid profit distribution for 2003 of Tenge 130,197 thousand be transferred to retained earnings. On 3 May 2005, based on the financial performance for 2004, the Company approved profit distribution to founders of Tenge 330,000 thousand.

Profit for distribution to founders, approved and paid during the half-year was as follows:

	2006	2005
	In thousands of Kazakhstani Tenge	
Profit for distribution to founders payable at 1 January	53	130,197
Profit distribution approved during the period	1,075,812	330,000
Profit distribution paid during the period	(1,075,865)	(159,412)
Profit distribution transferred to retained earnings	—	(130,197)
Profit for distribution to founders payable at 30 June	**—**	**170,588**

Profit for distribution to founders is approved in Kazakhstani Tenge and paid in Kazakhstani Tenge or in US Dollars.

14 Other Taxes Payable

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Royalty on metal extraction	10,316	6,167
Environmental payments	8,664	7,878
Property tax	7,745	5,088
Value added tax	1,609	24,489
Individual income tax	1,282	3,723
Other	589	250
Other taxes payable	**30,205**	**47,595**

15 Provision for Asset Retirement Obligations

The Company has an obligation to landfill site restoration during the mining operations and decommissioning of its mining property after exploitation of the proven and probable mineral reserves in 2017.

Movements in provisions for asset retirement obligations are as follows:

	Site restoration costs
	In thousands of Kazakhstani Tenge
Carrying amount at 1 January 2005	**137,379**
Changes in estimates due to change in discount rate adjusted against property, plant and equipment	8,633
Unwinding of the present value discount	1,387
Carrying amount at 30 June 2005	**147,399**
Carrying amount at 1 January 2006	**158,288**
Changes in estimates due to change in discount rate adjusted against property, plant and equipment	7,709
Unwinding of the present value discount	717
Carrying amount at 30 June 2006	**166,714**

In accordance with the Contract on subsurface use the Company makes obligatory contributions to form a deposit fund for the closure costs in alternate yeas (refer to Note 8)

The amount of the provision for asset retirement obligations was determined as at the date of transition to IFRS (1 January 2004) using the nominal prices effective at that date and by applying the forecasted rate of inflation for the expected period of the life of the mines (seven percent per annum). The discount rates for the calculation of the net present value of the estimated future costs for asset retirement obligations at 30 June 2006 and 31 December 2005 were 7.97 percent per annum and 9.17 percent per annum, respectively.

16 Accrued Historical Costs

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Total accrued historical costs	57,997	79,778
Less: current part of accrued historical costs	(28,669)	(31,936)
Total long-term accrued historical costs	**29,328**	**47,842**

Under the terms of the Contract the Company is obliged to pay to the Kazakhstan Government US Dollar 2,459,600 as a reimbursement of historical costs incurred by the Government in respect of Akzhal mine, over 10 years starting from July 1998.

17 Employee Benefits

Changes in benefit obligations are as follows:

	30 June 2006	30 June 2005
	In thousands of Kazakhstani Tenge	
Present value of defined benefit obligation at start of the period	4,442	3,340
Interest cost	222	—
Current service cost	208	—
Present value of defined benefit obligation at end of the period	**4,872**	**3,340**

Amounts recognised in the balance sheet and income statement are as follows:

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Present value of defined benefit obligation at end of period	4,872	4,442
Net liability	**4,872**	**4,442**

	30 June 2006	30 June 2005
	In thousands of Kazakhstani Tenge	
Interest cost	222	—
Current service cost	208	—
Expense recognized in profit and loss	**430**	**—**

Principal actuarial assumptions at the balance sheet date are as follows:

	30 June 2006	31 December 2005
Discount rate	10%	10%
Future salary increases	7%	7%
Average labour turnover rate	7%	7%

18 Trade and Other Payables

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Trade payables	94,703	124,188
Advances received	80,443	—
Vacation reserve	33,342	33,342
Salaries payable	22,999	35,150
Pension funds	11,920	12,817
Other creditors	1,501	1,783
Trade and other payables	**244,908**	**207,280**

Trade payables of Tenge 1,991 thousand (31 December 2005: Tenge 1,182 thousand) are denominated in US Dollars. Trade payables of Tenge 807 thousand (31 December 2005: Tenge 807 thousand) are denominated in Russian Roubles.

19 Revenue

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Kazakhstani Tenge	
Zinc concentrate	2,862,426	961,383
Lead concentrate	525,286	227,306
Total revenue	**3,387,712**	**1,188,689**

20 Cost of sales

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Kazakhstani Tenge	
Depreciation of property, plant and equipment		334,293	438,728
Staff Costs		164,764	107,972
Materials		159,155	163,245
Fuel		152,176	97,839
Repairs and maintenance service		144,519	101,299
Transportation		91,456	12,150
Energy Costs		75,896	59,264
Change in work in progress and finished goods		(92,240)	1,539
Other		67,283	35,070
Total cost of sales		**1,097,302**	**1,017,106**

21 Other Operating Income, net

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Kazakhstani Tenge	
Other income	81,976	24,888
Gain from foreign exchange difference	15,378	15,828
Loss from foreign exchange difference	(28,736)	(6,471)
Total other operating income, net	**68,618**	**34,245**

22 Distribution Costs

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Kazakhstani Tenge	
Transportation services—outbound		52,247	35,208
Payroll and related expense		10,832	6,665
Depreciation	7	4,833	5,947
Materials		3,600	2,981
Customs fees		1,255	1,160
Communication Expenses		449	188
Other		12,455	6,090
Total distribution costs		**85,671**	**58,239**

23 General and Administrative Expenses

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Kazakhstani Tenge	
Exploration and evaluation costs		119,021	—
Payroll and related expense		53,816	21,371
Taxes other than on income		34,289	19,709
Security services		18,962	14,806
Social costs		15,910	18,530
Transportation		13,105	9,590
Fines		10,977	3,143
Write-off social assets		9,540	148,346
Depreciation	7	6,747	7,871
Materials		6,504	4,442
Rent expense		4,433	6,550
Telecommunications expenses		3,563	2,704
Business trips and representative expenses		3,363	4,249
Bank charges		3,141	2,223
Repair and maintenance		2,491	1,928
Insurance cost		2,484	5,353
Sponsorship and other financial aid		2,324	2,644
Information, consulting and other professional services		1,899	1,725
Research and development		430	5,693
(Recovery)/provision on receivables impairment		(1,414)	11,194
Other		27,506	13,978
Total general and administrative expenses		**339,091**	**306,049**

Exploration and evaluation expenses represent expenses incurred by the Company in relation to six mines classified as assets held for sale as of 31 December 2005.

The Company is obliged to contribute towards social programmes for the benefits of the local community at large. Write-off of social assets represents mainly expenses incurred by the Company in respect of the construction of a sports complex near the Akzhal mine.

24 Other Operating Expenses

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Kazakhstani Tenge	
Losses on disposals of property, plant and equipment	187,001	47,718
Other expenses	92,042	28,550
Total other operating expense	**279,043**	**76,268**

25 Finance Costs

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
		In thousands of Kazakhstani Tenge	
Losses on origination of loans at non-market rate		10,029	17,183
Unwinding of the present value discount		2,607	4,189
Interest cost on employee benefits	17	222	—
Total finance costs		**12,858**	**21,372**

26 Income Taxes

Income tax expense comprises the following:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Kazakhstani Tenge	
Current income tax expense	666,042	103,666
Deferred income tax benefit	(122,654)	(190,456)
Income tax expense/(benefit) for period	**543,388**	**(86,790)**

Reconciliation between the expected and the actual taxation charge is provided below.

	Six months ended 30 June 2006	Six months ended 30 June 2005
	In thousands of Kazakhstani Tenge	
IFRS profit/(loss) before tax	**1,669,706**	**(256,098)**
Theoretical tax charge at statutory rate of 30 percent (2005: 30 percent)	500,912	(76,829)
Tax effect of items which are not deductible or assessable for taxation purposes:		
—Foreign exchange loss/(gain), net	5,555	(3,908)
—Fair value adjustments on financial assets, net	(4,753)	5,155
—Non-deductible exploration and evaluation expenses	35,706	—
—Interest income under IAS 39	(440)	—
—Non-business related expenses	4,549	2,712
—Revaluation of inventory	—	4,525
—Other income exempt from taxation	(2,026)	(18,445)
—Other non-deductible expenses	3,885	—
Income tax expense/(benefit) for the period	**543,388**	**(86,790)**

Differences between IFRS and Kazakhstani statutory taxation regulations give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. The tax effect of the movements in these temporary differences is detailed below and is recorded at the rate of 30% (2005: 30%).

	1 January 2006	Charged/ (credited) to profit or loss	30 June 2006
	In thousands of Kazakhstani Tenge		
Tax effect of deductible temporary differences			
Impairment provision for receivables	4,890	(1,805)	3,085
Salaries payable	10,003	—	10,003
Provision for asset retirement obligations	47,486	2,528	50,014
Employee benefits	1,333	129	1,462
Inventories	3,873	(10,415)	(6,542)
Provision for historical costs	23,111	(6,440)	16,671
Other accruals	—	2,324	2,324
Gross deferred tax asset	**90,696**	**(13,679)**	**77,017**
Less offsetting with deferred tax liabilities	(90,696)	(13,679)	(77,017)
Recognised deferred tax asset	**—**	**—**	**—**
Tax effect of taxable temporary differences			
Property, plant and equipment	689,147	(136,333)	552,814
Gross deferred tax liability	**689,147**	**(136,333)**	**552,814**
Less offsetting with deferred tax assets	(90,696)	13,679	(77,017)
Recognised deferred tax liability	**598,451**	**(122,654)**	**475,797**

	1 January 2005	Charged/ (credited) to profit or loss	30 June 2005
	In thousands of Kazakhstani Tenge		
Tax effect of deductible temporary differences			
Impairment provision for receivables	3,073	3,173	6,246
Salaries payable	9,704	—	9,704
Provision for asset retirement obligations	41,214	3,006	44,220
Employee benefits	1,002	—	1,002
Inventories	1,945	135	2,080
Other accruals	30,436	(2,918)	27,518
Gross deferred tax asset	**87,374**	**3,396**	**90,770**
Less offsetting with deferred tax liabilities	(87,374)	(3,396)	(90,770)
Recognised deferred tax asset	—	—	—
Tax effect of taxable temporary differences			
Property, plant and equipment	968,378	(187,060)	781,318
Gross deferred tax liability	**968,378**	**(187,060)**	**781,318**
Less offsetting with deferred tax assets	(87,374)	(3,396)	(90,770)
Recognised deferred tax liability	**881,004**	**(190,456)**	**690,548**

Deferred tax assets and liabilities are offset as a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same fiscal authority.

27 Contingencies, Commitments and Operating Risks

Political and economic situation in Kazakhstan. Whilst there have been improvements in the economic situation in the Republic of Kazakhstan in recent years, its economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country and a low level of liquidity of debt and equity securities in the markets.

Additionally, the mining sector in Kazakhstan is impacted by political, legislative, fiscal and regulatory developments in Kazakhstan. The prospects for future economic stability in Kazakhstan are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments, which are beyond the Company's control.

The financial condition and future operations of the Company may be adversely affected by continued economic difficulties that are characteristic of an emerging market. Management is unable to predict the extent and duration of the economic difficulties, nor quantify the impact, if any, on these interim financial statements.

Tax legislation. Kazakhstani tax legislation and practice is in a state of continuous development and therefore is subject to varying interpretations and frequent changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Tax periods remain open to retroactive review by the tax authorities for five years.

The Company's Management believes that its interpretation of the relevant legislation is appropriate and the Company's tax, currency legislation and customs positions will be sustained. Accordingly, at 30 June 2006 no provision for potential tax liabilities had been recorded (31 December 2005: no provision).

Other obligations under Zinc-Lead Extraction Contract and Licenses. In accordance with provisions stipulated in the License and Zinc-Lead Extraction Contract there are a number of other obligations the Company should comply with, such as:

- to perform the work plan and the work program in accordance with their terms;

- to employ appropriate and advance technology and business management expertise to mining operations in accordance with Good Practice in the development of the fields;
- to comply with agreed technological plans and projects for conduction of Mining Operations, which provide for safety of personnel and general public;
- to give preference to equipment, materials, and finished products manufactured in Kazakhstan, if they are competitive, in the Company's opinion, with regard to their technological properties, environmental and operational safety, prices, working parameters, and delivery terms;
- to give preference when conducting Mining Operations to local companies in Kazakhstan when procuring services, if they are competitive, in the Company's opinion, with regard to their technological properties, environmental and operational safety, prices, working parameters, and delivery terms;
- to give preference to hiring Kazakhstani citizens;
- to prepare and perform training programs for the professional training of Kazakhstani citizens and specialists engaged in operations under the Contract;
- to restore the Contract Territory which was disturbed as a consequence of the Company's Mining Operations or other activities of the Company to a condition suitable for further use in accordance with requirements of the Legislation of Kazakhstan.

In April 2006 Committee of Geology and Subsurface Protection under the Ministry of Energy and Mineral Resources (the "Committee") and Centranedra conducted the audit of the Company's fulfilment of license conditions in regard of the Contract. According to the act of working group of the Committee the Company should develop a plan how to reduce the lag in stripping operations by 15 May 2006.

The management of the Company does not expect any significant impacts on its operations and financial position as result of the audit performed by the Committee.

Social commitments. The Company contributes to the maintenance and upkeep of local infrastructures and the welfare of its employees in the areas of its production, including contributions towards the construction, development and maintenance of housing, schools, recreation and other social needs in the geographical areas in which it operates.

Capital expenditure commitments. At 30 June 2006 the Company had contractual capital expenditure commitments in respect of property, plant and equipment totalling Tenge 10,264 thousand (31 December 2005: Tenge 3,061 thousand).

Operating lease commitments. Where the Company is the lessee, the future minimum lease payments under non-cancellable operating leases of land are as follows:

	30 June 2006	31 December 2005
	In thousands of Kazakhstani Tenge	
Not later than 1 year	878	878
Later than 1 year and not later than 5 years	3,512	3,512
Later than 5 years	5,707	6,146
Total operating lease commitments	**10,097**	**10,536**

The Company has a right to use land plots where the plant and mine are located under the rent agreements with the local authorities for the period of twenty years starting from 8 August 2000.

Legal proceedings. From time to time and in the normal course of business, claims against the Company are received. On the basis of its own estimates and both internal and external professional advice the management of the Company is of the opinion that no material losses will be incurred in respect of claims.

Insurance policies. Under the terms of the Contract, the Company should hold property insurance and insurance of risk of environmental damages. The Company holds insurance policies in relation to the following risks:

- Insurance of civil responsibility of an employer for causing damage to the life and health of an employee during his/her work duties
- Insurance of civil responsibility of owners of vehicles
- Insurance of civil responsibility of owners of properties, operations of which can cause damage to third parties.

Environmental matters. The enforcement of environmental regulation in the Republic of Kazakhstan is evolving and the enforcement posture of government authorities is continually being reconsidered. The Company periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Provision for asset retirement obligations. The estimate of the outstanding provision for asset retirement obligations was based on the legal contractual obligations in respect of site restoration. This estimate might change upon completion of further environmental study works and reassessment of the existing liabilities.

28 Financial Risk Management

Credit risk. Financial assets, which potentially expose the Company to credit risk, consist principally of trade receivables. The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has significant concentration of credit risk as sales are concentrated on two customers. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Company. The Company works under prepayment basis with customers.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Market risk. The Company takes on exposure to market risks. Market risks arise from LME prices and open positions in currency, all of which are exposed to general and specific market movements. Supervisory Board sets limits on the value of risk that may be accepted, which is monitored on a daily basis. However, the use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

Foreign exchange risk. The Company sells zinc and lead concentrates to local market and exports to Uzbekistan and Russia and is thus exposed to foreign exchange risk. Foreign currency denominated assets (see Note 10) and liabilities (refer to Note 18) give rise to foreign exchange exposure. Supervisory Board sets limits on the level of exposure by currency and in total. Compliance with these limits is monitored.

29 Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price.

The estimated fair values of financial instruments have been determined by the Company using available market information, where it exists, and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to determine the estimated fair value. The Republic of Kazakhstan continues to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

Financial assets carried at amortised cost. The fair value of floating rate instruments is normally their carrying amount. The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on the credit risk of the counterparty. Carrying amounts of trade receivables approximate fair values.

30 Events after the Balance Sheet Date

Profit distribution to founders. Based on the financial performance for the second quarter of 2006, on 8 August 2006 the Company approved and distributed profit to founders amounting to Tenge 99,200 thousand.

Change in owners' structure. On 14 June 2006 the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan approved the transfer of 49 percent interest in "Nova Trading & Commerce AG" from Arkley (UK) to JSC "Chelyabinsk Zinc Plant" and an official letter was sent to JSC "Chelyabinsk Zinc Plant" on 4 August 2006. On 8 August 2006 shares were transferred from Arkley (UK) to JSC "Chelyabinsk Zinc Plant".

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JSC Chelyabinsk Zinc Plant

International Financial Reporting Standards Consolidated Financial Statements and Auditors' Report

For the years ended 31 December 2005, 2004 and 2003

Contents

Statement of management responsibilities

To the Shareholders of
JSC "Chelyabinsk Zinc Plant":

International convention requires that management prepare financial statements, which present fairly, in all material respects, the state of affairs of JSC "Chelyabinsk Zinc Plant" and its subsidiaries (together referred to as the "Group") at the end of each financial period and of the Group's results and its cash flows for each financial period. Management is responsible for ensuring that the Group keeps accounting records, which disclose, with reasonable accuracy, the financial position and which enable them to ensure that the financial statements comply with International Financial Reporting Standards and that statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps that are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Management considers that, in preparing the consolidated financial statements set out on pages F5 to F34, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that appropriate International Financial Reporting Standards have been followed.

The consolidated financial statements, which are based on the statutory accounting reports restated in accordance with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors

V.V. Geikhman
General Director
25 October 2006

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya nab. 52/5
115054 Moscow
Russian Federation
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

Auditors' report

To the Board of Directors of
JSC Chelyabinsk Zinc Plant:

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company Chelyabinsk Zinc Plant and its subsidiaries (the "Group") as at 31 December 2005, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in equity for the years then ended. These consolidated financial statements (as set out on pages F5 to F34) are the responsibility of the Group's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2005, 2004 and 2003 and the consolidated results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation

25 October 2006

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated balance sheets

	Note	31 December 2005	31 December 2004	31 December 2003
		In thousands of Russian Roubles		
ASSETS				
Non-current assets				
Property, plant and equipment	8	3,311,755	3,632,077	3,939,067
Advances for capital construction		5,199	5,443	26,789
Intangible assets	8	24,028	24,808	2,130
Available-for-sale investments		2,108	2,130	2,115
Other non-current assets		—	2,065	3,140
Total non-current assets		**3,343,090**	**3,666,523**	**3,973,241**
Current assets				
Inventories, net	9	1,478,985	538,843	727,142
Trade and other receivables, net	10	689,769	462,109	587,619
Loans receivable	7	26,000	169,009	—
Cash and cash equivalents	11	131,740	188,207	92,242
Restricted cash	11	4,073	5,293	—
Total current assets		**2,330,567**	**1,363,461**	**1,407,003**
TOTAL ASSETS		**5,673,657**	**5,029,984**	**5,380,244**
EQUITY				
Share capital	12	74,077	74,077	74,077
Share premium		48,192	48,192	48,192
Retained earnings		4,235,524	4,088,299	4,150,023
Legal reserve	12	397	397	397
TOTAL EQUITY		**4,358,190**	**4,210,965**	**4,272,689**
LIABILITIES				
Non-current liabilities				
Borrowings	13	—	260,144	474,954
Deferred income tax liability	20	181,264	181,155	199,950
Total non-current liabilities		**181,264**	**441,299**	**674,904**
Current liabilities				
Borrowings	13	269,836	187,304	166,674
Accounts payable, accrued expenses and advances from customers	14	808,933	148,110	249,750
Dividend payable		—	1,640	1,756
Current income tax payable		38,444	24,359	—
Other taxes payable	15	16,990	16,307	14,471
Total current liabilities		**1,134,203**	**377,720**	**432,651**
TOTAL LIABILITIES		**1,315,467**	**819,019**	**1,107,555**
TOTAL LIABILITIES AND EQUITY		**5,673,657**	**5,029,984**	**5,380,244**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated income statements

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Revenue	16	4,791,159	3,972,454	4,101,492
Cost of sales	17	(4,044,103)	(3,365,462)	(3,409,529)
Gross profit		**747,056**	**606,992**	**691,963**
Distribution costs	18	(113,392)	(158,717)	(150,645)
General and administrative expenses	18	(382,976)	(479,404)	(245,747)
Operating profit/(loss)		**250,688**	**(31,129)**	**295,571**
Finance income and costs, net	19	(1,026)	(32,874)	(50,156)
Net foreign exchange (loss)/gain		(8,005)	24,549	38,256
Profit/(loss) before income tax		**241,657**	**(39,454)**	**283,671**
Income tax expense	20	(94,432)	(22,270)	(78,952)
Profit/(loss) for the year		**147,225**	**(61,724)**	**204,719**
Earnings/(loss) per share for profit/(loss), basic and diluted (expressed in RR per share)	21	**29**	**(12)**	**40**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated statements of cash flows

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Cash flows from operating activities				
Profit/(loss) before income tax		241,657	(39,454)	283,671
Adjustments for:				
Depreciation and amortisation	8, 17	415,670	420,498	372,677
Net loss on disposal of property, plant and equipment		7,685	3,848	8,592
Impairment of trade and other receivables	18	(199)	(6,210)	3,234
Write down to net realizable value of inventory	9, 17	5,026	(10,084)	5,483
Financial income and costs, net	19	1,026	32,874	50,156
Precious metals revaluation	17	(5,764)	(1,928)	(14,057)
Unclaimed dividend write off		(1,640)	—	—
Unrealised foreign exchange losses less gains on non-operating items		7,638	(23,601)	(33,707)
Operating cash flows before working capital changes		**671,099**	**375,943**	**676,049**
(Increase)/decrease in trade and other receivables		(228,775)	133,345	(163,117)
(Increase)/decrease in inventories		(939,404)	200,311	(155,814)
Increase/(decrease) in trade and other payables		669,858	(95,983)	(17,980)
Increase/(decrease) in taxes payable		685	10,162	(29,323)
Decrease/(increase) in restricted cash		1,220	(5,293)	—
Cash generated from operations		**174,683**	**618,485**	**309,815**
Income taxes paid		(88,439)	(33,656)	—
Income taxes refunded		8,201	8,855	32,877
Interest paid		(29,312)	(33,134)	(33,546)
Net cash from operating activities		**65,133**	**560,550**	**309,146**
Cash flows from investing activities				
Purchase of property, plant and equipment		(106,169)	(121,466)	(431,058)
Proceeds from sale of property, plant and equipment		2,622	218	80,087
Loans provided	7	(662,000)	(199,009)	—
Receipts from repayment of loans	7	805,009	30,000	—
Interest received		24,276	7,992	5,294
Acquisition of intangible assets		—	(23,662)	—
Net cash from/(used in) investing activities		**63,738**	**(305,927)**	**(345,677)**
Cash flows from financing activities				
Proceeds from borrowings		90,452	1,492	231,575
Repayment of borrowings		(278,749)	(156,128)	(204,540)
Dividends paid net of withholding tax		—	(116)	(225)
Net cash used in financing activities		**(188,297)**	**(154,752)**	**26,810**
Effect of exchange rate changes on cash and cash equivalents		2,959	(3,906)	(3,399)
Net (decrease)/increase in cash and cash equivalents		**(56,467)**	**95,965**	**(13,120)**
Cash and cash equivalents at the beginning of the year (net of restricted cash)	11	**188,207**	**92,242**	**105,362**
Cash and cash equivalents at the end of the year (net of restricted cash)	11	**131,740**	**188,207**	**92,242**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

Joint Stock Company Chelyabinsk Zinc Plant

Consolidated statements of changes in equity

	Share capital	Share Premium	Legal reserve	Retained earnings	Total Equity
	In thousands of Russian Roubles				
Balance at 1 January 2003	**74,077**	**48,192**	**397**	**3,945,304**	**4,067,970**
Profit for the year	—	—	—	204,719	204,719
Balance at 31 December 2003	**74,077**	**48,192**	**397**	**4,150,023**	**4,272,689**
Loss for the year	—	—	—	(61,724)	(61,724)
Balance at 31 December 2004	**74,077**	**48,192**	**397**	**4,088,299**	**4,210,965**
Profit for the year	—	—	—	147,225	147,225
Balance at 31 December 2005	**74,077**	**48,192**	**397**	**4,235,524**	**4,358,190**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

1 JSC Chelyabinsk Zinc Plant and its Operations

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards for the years ended 31 December 2005, 2004 and 2003 for JSC Chelyabinsk Zinc Plant (the "Company") and its subsidiaries (together referred to as the "Group").

The Company was incorporated in May 1993 and is domiciled in the Russian Federation. The Company is an open joint stock company set up in accordance with Russian regulations.

At 1 January 2003 the parent company was Euromin Holdings Limited, incorporated in Cyprus, and the ultimate parent company was Vitol Holdings BV, incorporated in Netherlands. During the year ended 31 December 2003 the parent company was changed to Euromin Holdings BV subsequently renamed into NF Holdings BV, incorporated in Netherlands. Vitol Holdings BV concluded an agreement to sell 100% shares of Euromin Holdings BV, which owns 86,76% of the Company's shares, to Arkley Capital S.A.R.L., incorporated in Luxembourg, dated 19 June 2003 and in July 2003 Arkley Capital S.A.R.L. became a parent company, when the title for the shares of the Company passed to Arkley Capital S.A.R.L.

At 31 December 2005 the Group's immediate parent is NF Holdings BV. The Group is ultimately controlled by Arkley Capital S.A.R.L. incorporated in Luxembourg.

The Company enters into transactions with related parties. Such transactions entered between the Group and its related parties (Note 7) may not be on arms-length terms.

Principal activity. The Group's principal business activity is production and distribution of zinc, zinc alloys and by-products. The Group's manufacturing facilities are based in Chelyabinsk. All companies of the Group are incorporated under the Laws of the Russian Federation. At 31 December 2005 the Group employed approximately 1,799 employees (31 December 2004: 1,893 and 31 December 2003: 2,091).

Registered address and place of business. The Company's registered address is: Sverdlovsky trakt 24, Chelyabinsk, Russian Federation.

2 Basis of Preparation and Significant Accounting Policies

Basis of preparation. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention as modified by the revaluation of property, plant and equipment and available-for-sale investments. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented. Certain amounts in previously issued consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassifications have no effect on net income or shareholders' equity.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Presentation currency. All amounts in these consolidated financial statements are presented in thousands of Russian Roubles ("RR thousands"), unless otherwise stated.

Accounting for the effects of hyperinflation. The Russian Federation has previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these consolidated financial statements.

Consolidated financial statements. Subsidiaries are those companies and other entities (including special purpose entities) in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies so as to obtain economic benefits. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The date of exchange is the acquisition date where a business combination is achieved in a single transaction, and is the date of each share purchase where a business combination is achieved in stages by successive share purchases.

The excess of the cost of acquisition over the fair value of the net assets of the acquiree at each exchange transaction represents goodwill. The excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over cost ("negative goodwill") is recognised immediately in profit or loss.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The Company and all of its subsidiaries use uniform accounting policies consistent with the Group's policies.

Minority interest is that part of the net results and of the net assets of a subsidiary, including the fair value adjustments, which is attributable to interests which are not owned, directly or indirectly, by the Company. Minority interest forms a separate component of the Group's equity.

Property, plant and equipment. Property, plant and equipment are stated at historic acquisition or construction cost less accumulated depreciation and provision for impairment, where required. An independent appraisal company was engaged by the Group to estimate fair value of assets under construction and property, plant and equipment as of 1 January 1998, as historic information on cost of assets under construction and property, plant and equipment was not readily available. A remaining useful economic life of 5 years was designated to this property, plant and equipment, which were fully depreciated as of 31 December 2002. Assets under construction were subsequently commissioned into operation and are currently utilised by the Company as property, plant and equipment.

Subsequent additions to property, plant and equipment are accounted for at cost, restated to the equivalent purchasing power of the Russian Rouble at 31 December 2002 for assets acquired after 1 January 1998, but prior to 1 January 2003.

Costs of minor repairs and maintenance are expensed when incurred. Cost of replacing major parts or components of property, plant and equipment items are capitalised and the replaced part is retired.

At each reporting date the management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, the management estimates the recoverable amount, which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the impairment loss is recognised in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's value in use or fair value less costs to sell.

Gains and losses on disposals determined by comparing proceeds with carrying amount are recognised in profit or loss.

Depreciation. Land is not depreciated. Assets under construction are not depreciated before transfer into operation. Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives:

	Useful lives in years
Buildings and infrastructure	20 to 50
Plant, machinery and equipment	10 to 30
Other	3 to 20

The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset less the estimated costs of disposal, if the asset was already of the age and in the condition expected at the end of its useful life. The residual value of an asset is nil if the Group expects to use the asset until the end of its physical life. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Intangible assets. All of the Group's intangible assets have definite useful lives and include capitalised cost of obtaining "CZP SHG" (Chelyabinsk Zink Plant Special High Grade) certification, computer software and licences. Cost of obtaining CZP SHG certification and acquired computer software and licences are capitalised on the basis of the costs incurred to obtain or acquire these intangible assets and bring them to use.

Intangible assets are amortised using the straight-line method over their useful lives:

	Useful lives in years
Cost of obtaining CZP SHG certification	30
Computer software and licences	3 to 5

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down to the higher of value in use and fair value less costs to sell.

Classification of financial assets. The Group classifies its financial assets into the following measurement categories: trading, available-for-sale, held to maturity and loans and receivables.

Trading investments are securities or other financial assets, which are either acquired for generating a profit from short-term fluctuations in price or trader's margin, or are included in a portfolio in which a pattern of short-term trading exists. The Group classifies financial assets into trading investments if it has an intention to sell them within a short period after acquisition, i.e. within 1 to 3 months. The Group did not hold any trading investments during the reported periods.

Loans and receivables are unquoted non-derivative financial assets with fixed or determinable payments other than those that the Group intends to sell in the near term.

Held to maturity classification includes quoted non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has both the intention and ability to hold to maturity. The Group did not hold any held-to-maturity investments during the reported periods.

All other financial assets are included in the available-for-sale category.

Initial recognition of financial instruments. Trading investments and derivatives are initially recorded at fair value. All other financial assets and liabilities are initially recorded at fair value plus transaction costs. Fair value at initial recognition is best evidenced by the transaction price. A gain or loss on initial recognition is only recorded if there is a difference between fair value and transaction price which can be evidenced by other observable current market transactions in the same instrument or by a valuation technique whose inputs include only data from observable markets.

All purchases and sales of financial instruments that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recorded at trade date, which is the date that the Group commits to deliver a financial instrument. All other purchases and sales are recognised on the settlement date with the change in value between the commitment date and settlement date not recognised for assets carried at cost or amortised cost; recognised in profit or loss for trading investments; and recognised in equity for assets classified as available for sale.

Derecognition of financial assets. The Group derecognises financial assets when (i) the assets are redeemed or the rights to cash flows from the assets have otherwise expired or (ii) the Group has transferred substantially all the risks and rewards of ownership of the assets or (iii) the Group has neither transferred nor retained substantially all risks and rewards of ownership but has not retained control. Control is retained if the counterparty does not have the practical ability to sell the asset in its entirety to an unrelated third party without needing to impose additional restrictions on the sale.

Available-for-sale investments. Available-for-sale investments are carried at fair value. Interest income on available for sale debt securities is calculated using the effective interest method and recognised in profit or loss. Dividends on available-for-sale equity instruments are recognised in profit or loss when the Group's right to receive payment is established. All other elements of changes in the fair value are deferred in equity until the investment is derecognised or impaired at which time the cumulative gain or loss is removed from equity to profit or loss.

Impairment losses are recognised in profit or loss when incurred as a result of one or more events ("loss events") that occurred after the initial recognition of available-for-sale investments. A significant or prolonged decline in the fair value of an equity security below its cost is an indicator that it is impaired. The cumulative impairment loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that asset previously recognised in profit or loss—is removed from equity and recognised in profit or loss. Impairment losses on equity instruments are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through current period's profit or loss.

Income taxes. Income taxes have been provided for in the consolidated financial statements in accordance with Russian legislation enacted or substantively enacted by the balance sheet date. The income tax charge comprises current tax and deferred tax and is recognised in the consolidated income statement unless it relates to transactions that are recognised, in the same or a different period, directly in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxes, other than on income, are recorded within operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred income tax is provided on post acquisition retained earnings of subsidiaries, except where the Group controls the subsidiary's dividend policy and it is probable that the difference will not reverse through dividends or otherwise in the foreseeable future.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables. Trade and other receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents. Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at amortised cost using the effective interest method. Restricted balances are excluded from cash and cash equivalents for the purposes of the cashflow statement.

Share capital. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is presented in the notes as a share premium.

Treasury shares. Where any Group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Value added tax. Value added tax related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is generally reclaimable against sales VAT upon payment for purchases except for export sales related input VAT which is reclaimable upon confirmation of export and input VAT on construction in progress which can be reclaimed only upon transfer of a constructed asset into operation. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

Borrowings. Borrowings are carried at amortised cost using the effective interest method. Borrowing costs are recognised as an expense on a time proportion basis using the effective interest method. The Group does not capitalise borrowing costs.

Trade and other payables. Trade payables are accrued when the counterparty performed its obligations under the contract and are carried at amortised cost using the effective interest method.

Provisions for liabilities and charges. Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by

considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Foreign currency translation. Functional currency of each of the Group's consolidated entities is the currency of the primary economic environment in which the entity operates. The Company's functional currency and the Company's presentation currency is the national currency of the Russian Federation, Russian Roubles ("RR").

Monetary assets and liabilities are translated into functional currency at the official exchange rate of the Central Bank of the Russian Federation at the respective balance sheet dates. Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities into functional currency at year-end official exchange rates of the Central Bank of the Russian Federation are recognised in profit or loss. Translation at year-end rates does not apply to non-monetary items, including equity investments. Effects of exchange rate changes on the fair value of equity securities are recorded as part of the fair value gain or loss.

At 31 December 2005 the principal rate of exchange used for translating foreign currency balances was US$ 1 = RR 28.7825 (31 December 2004: US$ 1 = RR 27.7487 and 31 December 2003: US$ 1 = RR 29.4545). The official Euro to RR exchange rate at 31 December 2005, as determined by the Central Bank of the Russian Federation, was 34.1850 (31 December 2004: 37.8104 and 31 December 2003: 36.8240). As at 31 December 2005 exchange restrictions and controls existed relating to converting Russian Roubles into other currencies. Prior to July 2006 the Russian Rouble was not a freely convertible currency in most countries outside of the Russian Federation. Further, all transactions within the Russian Federation were required to be settled in Russian Roubles and 10% prior to July 2006 (25% prior to 27 December 2004 and 50% prior to 10 July 2003) of foreign currency receipts from transactions with foreign entities were required to be converted into Russian Roubles.

Revenue recognition. Revenues from sales of goods are recognised at the point of transfer of risks and rewards of ownership of the goods, normally when the goods are shipped. If the Group agrees to transport goods to a specified location, revenue is recognised when the goods are passed to the customer at the destination point. Revenues are measured at the fair value of the consideration received or receivable.

Sales are shown net of VAT and discounts. Interest income is recognised on a time-proportion basis using the effective interest method.

Employee benefits. Wages, salaries, contributions to the Russian Federation state pension and social insurance funds, paid annual leave and sick leave, bonuses, and non-monetary benefits (such as health services and kindergarten services) are accrued in the year in which the associated services are rendered by the employees of the Group. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to the statement of income as cost of sales.

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

Earnings per share. Earnings per share are determined by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of participating shares outstanding during the reporting year.

Segment reporting. A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are ten percent or more of all the segments are reported separately.

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

Changes in presentation. Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current year.

3 Critical Accounting Estimates, and Judgements in Applying Accounting Policies

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Tax legislation. Russian tax, currency and customs legislation is subject to varying interpretations. Refer to Note 22.

Slow-moving and obsolete inventory. The Group has accumulated significant stock of zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) due to the limited capacity of certain workshops. No slow-moving provision has been created against this stock, as there is a valid expectation that resumed construction of Waelz-kiln N 5 will allow the Group to process the accumulated stock of zinc cakes in 2007-2008. The Group records zinc cakes at historic production cost, which is substantially lower than its potential resale value and cost of zinc content (Note 9).

4 Adoption of New or Revised Standards and Interpretations

Certain new IFRSs became effective for the Group from 1 January 2005. Listed below are those new or amended standards or interpretations which are or in the future could be relevant to the Group's operations and the nature of their impact on the Group's accounting policies. All changes in accounting policies were applied retrospectively with adjustments made to retained earnings at 1 January 2003, unless otherwise described below.

IAS 1 (revised 2003), Presentation of Financial Statements. The Group now classifies as current all financial liabilities for which the Group does not have an unconditional right to defer their settlement for at least twelve months after the balance sheet date. Minority interest is now presented as equity and the Group discloses on the face of the income statement profit or loss for the period and the allocation of that amount between 'profit or loss attributable to minority interest' and 'profit or loss attributable to equity holders of the parent'. Certain new disclosures and changes in presentation required by the revised standard were made in these consolidated financial statements.

IAS 2 (revised 2000) Inventories. Inventories of the Group's subsidiaries are measured at net realisable value where such measurement is in accordance with well-established industry practices.

IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors. The Group now applies all voluntary changes in accounting policies retrospectively. Comparatives are amended in accordance with the new policies. All material errors are now corrected retrospectively in the first set of financial statements after their discovery. The Group has not discovered any material error in its prior period financial statements.

IAS 16 (revised 2003) Property, Plant and Equipment. The residual value is now defined as the amount that the Group estimates it would receive currently for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The Group now derecognises the carrying amount of a component of property, plant and equipment which has been replaced and capitalises the cost of the replacement. The previous version of IAS 16 did not extend its derecognition principle to components; rather, its recognition principle for subsequent expenditures effectively precluded the cost of a replacement from being capitalised. All changes to accounting policies as a result of the revised IAS 16 were accounted for retrospectively and did not result in a significant effect on the carrying amount of the Group's assets.

IAS 17 (revised 2003) Leases. Finance leases are now recognised at commencement based on values measured at inception. Commencement is when the lessee can start using the leased asset. Inception is the earlier

of the date of the lease agreement and the date of commitment to the principal provisions of the lease. The revised IAS 17 has no impact on these consolidated financial statements.

IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates. The term 'functional currency' replaced 'measurement currency', but has essentially the same meaning. Only one translation method is now applied to all foreign operations—namely that described in the previous version of IAS 21 as applying to foreign entities. Goodwill and fair value adjustments to assets and liabilities that arise on the acquisitions are now treated as part of the assets and liabilities of the acquired entity and translated at the closing rate. Accounting for goodwill and fair value adjustments of foreign operations is applied prospectively from 1 January 2005 in accordance with the transitional provisions of the standard. All other effects of the revised IAS 21 are applied retrospectively. The revised IAS 21 has no impact on these consolidated financial statements.

IAS 24 (revised 2003) Related Party Disclosures. The definition of related parties was extended and additional disclosures required by the revised standard were made in these consolidated financial statements.

IAS 27 (revised 2003) Consolidated and Separate Financial Statements. The Group's policies were changed to remove limited exceptions from consolidation. IAS 27 now requires consolidation of all subsidiaries of the parent.

IAS 28 (revised 2003) Investments in Associates. An investor must now consider the carrying amount of its investment in the equity of the associate and its other long-term interests in the associate when recognising its share of losses of the associate. Previously, SIC-20 limited the recognition of the investor's share of losses to the carrying amount of its investment in the equity of the associate. The revised IAS 28 has no impact on these consolidated financial statements.

IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation. The Group amended its policies to classify as liabilities puttable shares and similar instruments previously classified as equity or compound instruments. Additional disclosures required by the revised Standard were made in these consolidated financial statements.

IAS 33 (revised 2003) Earnings per Share. IAS 33 was revised to provide additional guidance and illustrative examples on selected complex matters. The additional guidance did not affect the Group's accounting policies.

IAS 36 (revised 2004) Impairment of Assets. The Group now performs impairment tests of goodwill, intangible asset not yet available for use and intangible assets with indefinite useful life at least annually. The 'bottom-up/top-down' approach to testing goodwill was replaced by a simpler method. The goodwill is, from the acquisition date, allocated to each of the acquirer's cash-generating units ("CGU"), or groups of CGUs, that are expected to benefit from the synergies of the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level at which the goodwill is monitored and is not larger than a segment. Reversals of impairment losses of goodwill are now prohibited. The clarifications of certain elements of value in use calculations in the revised IAS 36 did not have an impact on these consolidated financial statements. Management now assesses reasonableness of the assumptions on which the Group's current cash flow projections are based by examining the causes of differences between past cash flow projections and actual cash flows. The revised IAS 36 is applied in accordance with the standard's transitional provisions to goodwill and intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004 and to all other assets prospectively from 1 January 2005.

IAS 38 (revised 2004) Intangible Assets. The revised IAS 38 is applied prospectively in accordance with its transitional provisions. The amended accounting policies apply to intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004 and to all other intangible assets acquired on or after 1 January 2005. Intangible assets now include assets that arise from contractual or other legal rights, regardless of whether those rights are transferable or separable. The probability of inflow of economic benefits recognition criterion is now deemed to be always met for intangibles that are acquired separately or in a business combination. The Group's policies were amended to introduce the concept of indefinite life intangible

assets which exist when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Such intangibles are not amortised but tested for impairment at least annually. The Group has reassessed the useful lives of its intangible assets in accordance with the transitional provisions of IAS 38.

IAS 39 (revised 2003) Financial Instruments: Recognition and Measurement. The definition of 'originated loans and receivables' was amended to become 'loans and receivables'. This category now comprises originated or purchased loans, and receivables or bills of exchange that are not quoted in an active market. The Group may now designate any financial instrument on initial recognition as one to be measured at fair value, with changes in fair value recognised in profit or loss. Subsequent reclassifications into or out of the 'at fair value through profit or loss' category are prohibited. The Group no longer recognises gains and losses on available-for-sale financial assets in profit or loss but in equity.

The Group amended its policies for derecognition of financial assets. Under the original IAS 39, several concepts governed derecognition. The revised IAS 39 retains the two main concepts of risks and rewards and control, but clarifies that the evaluation of the transfer of risks and rewards precedes the evaluation of the transfer of control. The Group now applies the guidance added to IAS 39 on how to determine fair values using valuation techniques and how to evaluate impairment in a group of loans, receivables or held-to-maturity investments which cannot yet be identified with any individual asset in the group. In accordance with the standard's transitional provisions the revised accounting policies are applied retrospectively except for the clarified derecognition rules which are applied prospectively from 1 January 2004. Although allowed by the standard, the Group has not redesignated any financial instrument into 'at fair value through profit or loss' or 'available for sale' categories at the date of initial application of the revised IAS 39.

IAS 40 (revised 2003) Investment Property. In accordance with the transitional provisions the Group can now classify operating leases as investment property under the fair value model provided that the rest of the definition of investment property is met. Such operating leases would be accounted for as if they were finance leases. This classification alternative is available on a property–by–property basis. The revised IAS 40 has no impact on these consolidated financial statements.

IFRS 3 (issued 2004) Business Combinations. The Group applies transitional provisions of IFRS 3 and accounts for all business combinations for which the agreement date is on or after 31 March 2004 and which are within the scope of IFRS 3 by applying the purchase method. For these transactions, the Group amended its policies for the application of the purchase method: (i) the Group now separately recognises, at the acquisition date, the acquiree's contingent liabilities if their fair values can be measured reliably; and (ii) the identifiable assets, liabilities and contingent liabilities are now measured at their fair values irrespective of the extent of any minority interest.

IFRS 5 (issued 2005) Non-current Assets Held for Sale and Discontinued Operations. The Group applies IFRS 5 prospectively in accordance with its transitional provisions to non-current assets (or disposal groups) that meet the criteria to be classified as 'held for sale' and operations that meet the criteria to be classified as 'discontinued' after 1 January 2005. The Group's accounting policies now describe assets 'held for sale' as those that will be recovered principally through a sale transaction rather than through continuing use. Subject to certain exceptions, for example for financial assets, assets or disposal groups that are classified as 'held for sale' are now measured at the lower of carrying amount and fair value less costs to sell. Such assets cease to be depreciated and are presented separately on the face of the balance sheet.

IFRIC 1 (issued 2004) Changes in Existing Decommissioning, Restoration and Similar Liabilities. Changes in the measurement of an existing asset retirement obligation that result from changes in the estimated timing or amount of the outflows, or from changes in the discount rate now alter the previously recognised revaluation surplus or deficit for assets carried at valuation or adjust the cost of the related asset in the current period for assets carried under the cost model. IFRIC 1 has no impact on this consolidated financial statements.

IFRIC 2 (issued 2004) Members' Shares in Co-operative Entities and Similar Instruments. Shares are now equity only if the Group has an unconditional right to refuse their redemption.

Adoption of new or revised standards and interpretations did not have a material impact on these consolidated financial statements.

5 New Accounting Pronouncements

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods and which the entity has not early adopted:

IAS 39 (Amendment)—The Fair Value Option (effective from 1 January 2006). IAS 39 (as revised in 2003) permitted entities to designate irrevocably on initial recognition practically any financial instrument as one to be measured at fair value with gains and losses recognised in profit or loss ('fair value through profit or loss'). The amendment changes the definition of financial instruments 'at fair value through profit or loss' and restricts the ability to designate financial instruments as part of this category. The Group's policy is not to voluntarily designate assets and liabilities as at fair value through profit or loss.

IAS 39 (Amendment)—Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

IAS 39 (Amendment)—Financial Guarantee Contracts (effective from 1 January 2006). Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognition of financial assets or result in continuing involvement accounting.

IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements—Capital Disclosures (effective from 1 January 2007). The IFRS introduces new disclosures to improve the information about financial instruments. Specifically, it requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk including sensitivity analysis to market risk. It replaces some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its consolidated financial statements.

IAS 19 (Amendment)—Employee Benefits (effective from 1 January 2006). The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment defined benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). IFRS 6 allows an entity to continue using the accounting policies for exploration and evaluation assets applied immediately before adopting the IFRS, subject to certain impairment test requirements.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires that determining whether an arrangement is, or contains, a lease be based on the substance of the arrangement. It requires an assessment of whether (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006). Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment (effective for periods beginning on or after 1 December 2005, that is from 1 January 2006). The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union, should not be recognised because participation in the market during the measurement period is the obligating event in accordance with IAS 37.

IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 March 2006, that is from 1 January 2007). The Interpretation clarifies application of IAS 29 in the reporting period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29.

IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007). The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received).

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). The Interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 Financial Instruments: Recognition and Measurement. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Interpretation shall be applied retrospectively.

IAS 21 (Amendment)—Net Investment in a Foreign Operation (effective from 1 January 2006). This amendment requires foreign exchange gains and losses on quasi-equity intercompany loans to be reported in consolidated equity even if the loans are not in the functional currency of either the lender or the borrower. Currently, such exchange differences are required to be recognised in consolidated profit or loss. It also extends the definition of 'net investment in a foreign operation' to include loans between sister companies.

IFRS 1 (Amendment)—First-time Adoption of International Financial Reporting Standards and IFRS 6 Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). This minor amendment to IFRS 1 clarifies that the IFRS 6 comparative information exemption applies to the recognition and measurement requirements of IFRS 6, as well as the disclosure requirements.

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Group's consolidated financial statements.

6 Segment Information

The Group has only one business segment—zinc and zinc alloys production. With regards to the secondary geographical segments, sales are based on the country in which the customer is located, while total assets and capital expenditures are based on where the assets are located. All of the Group's assets and capital expenditures are located in the Russian Federation. For the geographical segments of the Group's sales refer to Note 16.

7 Balances and Transactions with Related Parties

For the purposes of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. The Company's immediate parent and ultimate controlling party are disclosed in Note 1.

Related parties of the Group are predominantly comprised of parties under the control of the Group's shareholders or acting as agents on behalf of the parties controlled by the Group's shareholders. Related parties

may enter into transactions which unrelated parties may not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2005, 2004 and 2003 are detailed below.

(i) Balance sheet caption

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Assets				
Receivable from OJSC CTRP		49	4,916	2,632
Receivable from CJSC SKS METRIS		—	—	2,341
Total receivable	10	49	4,916	4,973
Interest receivable from CJSC GROUP CTRP	10	2,933	1,625	—
Prepaid insurance	10,18	—	—	207,799
Loans to OJSC CTRP		—	60,000	—
Loans to CJSC CTRP-META		—	75,009	—
Loans to CJSC GROUP CTRP		26,000	34,000	—
Total loans		26,000	169,009	—
Total assets		**28,982**	**175,550**	**212,772**
Liabilities				
Payable to CJSC SKS METRIS	14	(380)	(316)	—
Advances received from OJSC CTRP	14	(10)	—	—
Total liabilities		**(390)**	**(316)**	**—**

(ii) Income statement caption

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Revenue				
Sales to OJSC CTRP		86,724	62,325	4,480
Sales to CJSC SKS METRIS		—	2,311	1,951
Sales to Euromin S. A.*		—	—	263,827
Total sales	16	**86,724**	**64,636**	**270,258**
Purchases				
Purchases from CJSC SKS METRIS		(4,657)	(1,457)	—
Purchases from CJSC "CTRP-KTS		(64)	—	—
Purchases from CJSC MZMZ		—	(17)	—
Purchases from OJSC CTRP		—	(820)	—
Total purchases		**(4,721)**	**(2,294)**	**—**
Finance income				
Interest on loan provided to OJSC CTRP		1,545	705	—
Interest on loan provided to CJSC SKS METRIS		3,377	1,984	—
Interest on loan provided to CJSC GROUP CTRP		3,092	102	—
Interest on loan provided to CJSC CTRP-META		4,493	1,712	—
Interest on loan provided to OJSC Basa MTS		249	—	—
Interest on loan provided to CJSC SOT		964	—	—
Interest on loan provided to CJSC CTRP-KTS		1,477	—	—
Total finance income		**15,197**	**4,503**	**—**
Insurance expense	18	—	(209,347)	(7,000)
Gain/(loss) on origination of promissory note to Albion Proekt	19	—	12,038	(12,038)
Loss on sale of Property, Plant and Equipment to Abroil Holdings		—	—	(7,494)

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

(iii) Cash Flow statement caption

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Operating activities				
Cash receipts from OJSC CTRP for goods sold		107,211	71,259	2,744
Cash receipts from CJSC SKS METRIS		—	5,088	—
Cash receipts from Euromin		—	—	282,770
Payments to CJSC SKS METRIS		(5,431)	(1,403)	—
Payments to CJSC MZMZ		—	(17)	—
Payments to OJSC CTRP		—	(820)	—
Payments to CJSC "CTRP-KTS		(75)	—	—
Payment of insurance premium	18	—	—	(214,799)
Total cash flows from operating activities		**101,705**	**74,107**	**70,715**
Investing activities				
Interest received from OJSC CTRP		1,545	705	—
Interest received from CJSC SKS METRIS		3,377	1,984	—
Interest received from CJSC GROUP CTRP		159	102	—
Interest received from CJSC CTRP-META		6,118	87	—
Interest received from CJSC OJSC Basa MTS		249	—	—
Interest received from CJSC SOT		964	—	—
Interest received from CJSC CTRP-KTS		1,477	—	—
Total interest received		13,889	2,878	—
Loan to OJSC CTRP		(20,000)	(60,000)	—
Loan to CJSC CTRP-META		(220,000)	(75,009)	—
Loan to CJSC GROUP CTRP		(22,000)	(34,000)	—
Loan to CJSC SKS METRIS		(230,000)	(30,000)	—
Loan to CJSC SOT		(25,000)	—	—
Loan to OJSC Basa MTS		(10,000)	—	—
Loan to CJSC CTRP-KTS		(135,000)	—	—
Total loans given		(662,000)	(199,009)	—
Loan redeemed by CJSC SKS METRIS		230,000	30,000	—
Loan redeemed by CJSC SOT		25,000	—	—
Loan redeemed by OJSC Basa MTS		10,000	—	—
Loan redeemed by CJSC CTRP-META		295,009	—	—
Loan redeemed by OJSC CTRP		80,000	—	—
Loan redeemed by CJSC GROUP CTRP		30,000	—	—
Loan redeemed by CJSC CTRP-KTS		135,000	—	—
Total loans redeemed		805,009	30,000	—
Proceeds from sale of Property, Plant and Equipment to Abroil Holding*		—	—	72,900
Total cash flows from/(used in) investing activities		**156,898**	**(166,131)**	**72,900**

* —from July 2003 through 31 December 2003 these parties are no longer related.

OJSC CTRP (CTRP), CJSC GROUP CTRP (GROUP CTRP), CJSC SKS METRIS (METRIS), CJSC CTRP-META (CTRP-META), CJSC MZMZ (MZMZ), CJSC SOT (SOT), OJSC Basa MTS (Basa MTS), CJSC CTRP-KTS (CTRP KTS)

These companies are controlled by the Group's shareholders.

During 2005 the Group supplied 1,936 tons of zinc and zinc alloys (2004: 1,788 tons and 2003: 131 tons) in accordance with the agreements with CTRP at the price determined as the LME official quotation for the metric

ton of SHG zinc averaged over the quotation period and adjusted for the coefficient 1.12 for zinc and 1.15 for zinc alloys. As at 31 December 2005 the Group had a net receivable balance of RR 39 thousand (31 December 2004: RR 4,916 thousand and 31 December 2003: RR 2,632 thousand) from CTRP.

In 2004 the Group supplied 67 tons of zinc (2003: 63 tons) in accordance with the agreements with METRIS at the price determined as the London Metals Exchange (LME) official quotation for metric ton of SHG zinc averaged over the quotation period and adjusted for the coefficient 1.08. At 31 December 2004 the Group had a nil receivable balance from METRIS (31 December 2003: RR 2,341 thousand).

In 2005 the Group provided short-term loans to CTRP, CTRP-META, GROUP CTRP, METRIS, SOT, Basa MTS and CTRP-KTS in the amount RR 20 million, RR 220 million, RR 22 million, RR 230 million, RR 25 million, RR 10 million and RR 135 million, respectively (2004: RR 60 million, RR 75 million, RR 34 million, RR 30 million to CTRP, CTRP-META, GROUP CTRP and METRIS, respectively, and 2003: nil). In 2005 all the loans were fully redeemed, except for the one provided to GROUP CTRP. At 31 December 2005 the loan receivable balance from GROUP CTRP was RR 26 million (31 December 2004: RR 60 million, RR 34 million and RR 75 million from CTRP, GROUP CTRP, and CTRP-META, respectively, and 31 December 2003: nil).

The loans bear interest of 10-11% p.a. in both 2005 and 2004. Management believes that the actual interest rates do not differ significantly from the market interest rates. For the year ended 31 December 2005 the interest income on the loans given amounted to RR 15.2 million (31 December 2004: RR 4.5 million). At 31 December 2005 interest receivable from GROUP CTRP amounted to RR 2.9 million (31 December 2004: RR 1.6 million and 31 December 2003: nil).

In 2005 the Group made purchases of inventory (pipe-bends, pipes) from METRIS and CTRP-KTS totalling RR 4.7 million. In 2004 the Group made purchases of inventory (pipe-bends, pipes) from METRIS, MZMZ and some services from CTRP for the total amount of RR 2.3 million (2003: nil). At 31 December 2005 the Group had a net payable balance of RR 0.4 million (31 December 2004: RR 0.3 million and 31 December 2003: nil) to METRIS.

Euromin

Zinc sales to Euromin S.A., a Vitol Group company (Note 1), during the year ended 31 December 2003 amounted to RR 490 million (zinc sales in 2003 to Euromin S.A. through June 2003 amounted to RR 184 million). Zinc tolling revenue for services provided to Euromin S.A. amounted to RR 186 million (zinc tolling revenue for services provided to Euromin S.A. through June 2003 amounted to RR 61 million). Other sales to Euromin S.A. (indium, cadmium) amounted to RR 47 million (other sales to Euromin S.A. through June 2003 amounted to RR 19 million).

During 2003 zinc price for sales to Euromin S.A. fluctuated between US$ 755 – US$ 945 per metric ton based on the official LME 'settlement' quotation for SHG zinc averaged for the quotation period, less a discount of US$ 10 – 70 per metric ton. As at 31 December 2003 the Company had a net payable balance of RR 77 million to Euromin SA. From 1 July 2003 Euromin was no longer a related party (Note 1).

Abroil Holding

During year 2003 the Group sold the office premises, situated in Moscow, Tverskaya street; the flat, situated in Moscow, Bronnaya street; and an attic-floor room in Moscow, Tverskaya street; to Abroil Holding, a Vitol Group controlled entity, with total proceeds amounting to RR 73 million (excluding VAT). The Company realized a loss on this transaction of RR 7 million before tax.

(iv) Directors' and key management's compensation

Total directors' and key managements' compensation is represented by contractual salary and remuneration paid to members of the Board of directors. It is recorded in general and administrative expenses in the statement

of income in the amount of RR 27.0 million, RR 13.2 million and RR 10.4 million for the years ended 31 December 2005, 2004 and 2003, respectively. There were 14 members of the directors and key management group in 2005 (2004 and 2003: 9 members).

(v) Guaranties given on behalf of related parties

CTRP

In June 2005 the Group entered into a suretyship agreement with the EBRD to guarantee the obligations of CTRP (Note 22).

LK-Prom and Imtekhnoservis

In 2003 the Group entered into a guarantee agreement with AKB RosEvroBank (REB) to guarantee repayment of a US$ 2 million (RR 55.5 million) loan by Imtekhnoservis LLC., a party controlled by the shareholders of the Group, and repayment of RR 22 million loan by LK-Prom LLC., a party controlled by the shareholders of the Group. For the latter loan REB also held a pledge over 1,500 tons of zinc in zinc concentrate and 950 tons of zinc of the Group with the total carrying value of approximately RR 39 million as at 31 December 2004 (31 December 2003: RR 40 million) (Note 9).

In 2005 the loan of Imtekhnoservice LLC. was fully redeemed and LK-Prom LLC. was declared bankrupt. The total amount of expenses incurred by the Group in respect of the guarantee agreement with REB in favour of LK-Prom LLC. was RR 25 million, including interest (Note 18).

8 Property, Plant and Equipment and Intangible Assets

Movements in the carrying amount of property, plant and equipment and intangible assets were as follows:

	Land	Buildings and infrastructure	Plant, machinery and equipment	Other	Intangible assets	Construction in progress	Total
			In thousands of Russian Roubles				
Cost at 1 January 2003	**—**	**1,562,137**	**2,245,890**	**210,077**	**3,862**	**544,790**	**4,566,756**
Accumulated depreciation	**—**	**(204,032)**	**(291,442)**	**(72,150)**	**(599)**	**—**	**(568,223)**
Carrying amount at 1 January 2003	**—**	**1,358,105**	**1,954,448**	**137,927**	**3,263**	**544,790**	**3,998,533**
Additions/Transfers	45,419	147,921	353,165	7,924	—	(114,913)	439,516
Disposals	—	(80,390)	(3,201)	(1,127)	—	(39,849)	(124,567)
Depreciation charge	—	(76,338)	(266,540)	(28,274)	(1,133)	—	(372,285)
Carrying amount at 31 December 2003	**45,419**	**1,349,298**	**2,037,872**	**116,450**	**2,130**	**390,028**	**3,941,197**
Cost at 31 December 2003	**45,419**	**1,604,953**	**2,580,893**	**212,082**	**3,862**	**390,028**	**4,837,237**
Accumulated depreciation	**—**	**(255,655)**	**(543,021)**	**(95,632)**	**(1,732)**	**—**	**(896,040)**
Carrying amount at 31 December 2003	**45,419**	**1,349,298**	**2,037,872**	**116,450**	**2,130**	**390,028**	**3,941,197**
Additions/Transfers	—	97,724	92,383	23,997	23,662	(87,426)	150,340
Disposals	—	(38)	(2,631)	(3,986)	(5)	(7,494)	(14,154)
Depreciation charge	—	(83,302)	(305,324)	(30,892)	(980)	—	(420,498)
Carrying amount at 31 December 2004	**45,419**	**1,363,682**	**1,822,300**	**105,568**	**24,808**	**295,108**	**3,656,885**
Cost at 31 December 2004	**45,419**	**1,692,627**	**2,657,245**	**227,363**	**27,508**	**295,108**	**4,945,270**
Accumulated depreciation	**—**	**(328,945)**	**(834,945)**	**(121,795)**	**(2,700)**	**—**	**(1,288,385)**
Carrying amount at 31 December 2004	**45,419**	**1,363,682**	**1,822,300**	**105,568**	**24,808**	**295,108**	**3,656,885**
Additions/Transfers	—	19,232	48,931	25,665	—	11,760	105,588
Disposals	—	—	(4,443)	(4,247)	—	(2,330)	(11,020)
Depreciation charge	—	(89,032)	(300,731)	(25,127)	(780)	—	(415,670)
Carrying amount at 31 December 2005	**45,419**	**1,293,882**	**1,566,057**	**101,859**	**24,028**	**304,538**	**3,335,783**
Cost at 31 December 2005	**45,419**	**1,711,718**	**2,684,679**	**245,271**	**27,508**	**304,538**	**5,019,133**
Accumulated depreciation	**—**	**(417,836)**	**(1,118,622)**	**(143,412)**	**(3,480)**	**—**	**(1,683,350)**
Carrying amount at 31 December 2005	**45,419**	**1,293,882**	**1,566,057**	**101,859**	**24,028**	**304,538**	**3,335,783**

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

At 31 December 2005, 2004 and 2003 the gross carrying value of fully depreciated property, plant and equipment still in use approximated RR 371 million, 284 million and 222 million, respectively.

In November 2003 the Group purchased 687,600 square meters of land (100% of total land occupied by the plant), for a consideration of RR 45 million. The transaction was registered as required by the Russian legislation in February 2004.

Intangible assets include cost of obtaining "CZP SHG" (Chelyabinsk Zink Plant Special High Grade) certification with the carrying value of RR 23.6 million. The product was officially registered at the London Metal Exchange in December 2004.

9 Inventories, net

	2005	2004	2003
	In thousands of Russian Roubles		
Raw materials and consumables	1,192,611	381,707	505,660
Work in progress	163,410	65,501	80,036
Finished products	86,584	102,013	80,531
Precious metals	11,454	2,765	84,142
Goods for resale	43,095	—	—
Provision for obsolete and slow-moving inventory	(18,169)	(13,143)	(23,227)
Total inventories, net	**1,478,985**	**538,843**	**727,142**

At 31 December 2005 the Group has accumulated zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) in excess of 100.8 thousand tons (31 December 2004: 122.7 thousand tons and 31 December 2003: 114.5 thousand tons), which has not been processed due to the limited capacity of certain workshops. It is expected that reduced production output will allow the Group to further decrease the accumulated stock of zinc cakes in 2006 with the existing capacity. It is also possible to introduce improvements to the existing production process in order to avoid zinc cakes stock build up when projected production output is maintained and ensure processing of the stock which has already been accumulated. The Group approved installation of such processing equipment during the period from 2003 to 2005. However, in 2005 this program was suspended due to reduction of production output and only resumed at the end of 2005. The expected commission date is 1 May 2007 with the estimated cost to completion of US$ 19.5 million (RR 561.3 million). The carrying value of zinc cakes is substantially lower than its potential resale value and cost of zinc content. The carrying value of zinc cakes, included in consumables, amounted to RR 36 million (2004: RR 44 million and 2003: RR 40 million). At 31 December 2005 the EBRD held a pledge over the 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility (Note 13).

At 31 December 2005 there is no other inventory pledged by the Group. At 31 December 2004 the Chelindbank held a pledge over 2,580 tons of zinc concentrate of the Group with the carrying value of RR 24 million (2003: nil) as a security over the overdraft facility and REB held a pledge over 1,500 tons of zinc in zinc concentrate and 950 tons of finished zinc with the total carrying value of RR 39 million (2003: RR 40 million) as a security over the loan obtained by LK-Prom LLC., a related party (Note 7).

The precious metals are stated at net realisable value ("NRV"). NRV is determined by reference to the Central Bank of the Russian Federation quotations. The change in NRV of the precious metals balance for the period is included within cost of sales (Note 17).

Reversal of a write-down of inventories in the year ended 31 December 2004 is comprised of RR 4,429 thousand relating to zinc sulphate and RR 5,655 thousand relating to consumables. This reversal was justified by the increased selling price of the inventories subsequent to 31 December 2003.

10 Trade and Other Receivables, net

		2005	2004	2003
		In thousands of Russian Roubles		
Trade receivables RR denominated—third parties		42,377	29,614	36,930
Trade receivables RR denominated—related parties	7	49	4,916	4,973
Trade receivables US$ denominated		186,507	12,105	529
Less provision for impairment of trade receivables		(1,481)	(949)	(6,445)
VAT and other taxes recoverable		330,762	298,563	296,971
Interest receivable—related parties	7	2,933	1,625	—
Property insurance prepaid—related parties	7	36,792	40,410	207,799
Other prepayments		90,427	67,186	47,271
Other receivables		1,403	10,302	3,762
Less provision for impairment of other receivables		—	(1,663)	(4,171)
Total trade and other receivables, net		**689,769**	**462,109**	**587,619**

11 Cash and Cash Equivalents

	2005	2004	2003
	In thousands of Russian Roubles		
RR denominated bank balances payable on demand and cash on hand	6,391	12,654	46,897
US$ denominated bank balances payable on demand	1,925	7,271	38,905
EURO denominated bank balances payable on demand	—	36	40
RR term deposits	50,538	85,000	—
US$ term deposits	69,078	83,246	—
Promissory notes	3,808	—	6,400
Total cash and cash equivalents	**131,740**	**188,207**	**92,242**
Restricted cash	**4,073**	**5,293**	**—**

At 31 December 2005 short-term deposits denominated in Roubles include cash deposited with the Uralsky Kommerchesky Bank in the amount RR 50 million at 5% p.a. maturing in January 2006.

At 31 December 2004 short-term deposits denominated in Roubles include cash deposited with the Chelindbank in the amount RR 70 million at 4.5% p.a. maturing in January 2005 and cash deposited with the Agropromkredit bank in the amount RR 15 million at 12% p.a. maturing 31 December 2005.

At 31 December 2005 short-term deposits denominated in US Dollars include cash deposited with the Chelindbank in the amount RR 28.8 million (equivalent of US$ 1 million) at 1% p.a. maturing 16 January 2006 and cash deposited with the Uralvneshtorgbank in the amount RR 40.3 million (equivalent of US$ 1.4 million) at 7% p.a. maturing 15 March 2006.

At 31 December 2004 short-term deposits denominated in US Dollars include cash deposited with Chelindbank in the amount RR 55.5 million (equivalent of US$ 2 million) at 6.0% p.a. maturing 17 March 2005 and cash deposited with the Agropromkredit bank in the amount RR 27.7 million (equivalent of US$ 1 million) at 7.25% p.a. maturing 15 March 2005.

The balance of restricted cash as at 31 December 2005 includes a promissory note of the Kreditny Agroprombank for RR 2.8 million pledged with this bank as a guarantee for payments to customs authorities. This promissory note is non-interest bearing. It matures in January 2007. The remaining amount of RR 1.3 million is represented by a letter of credit opened with the Chelindbank in favour of G. Diefenbach S.r.l. for supply of equipment. This letter of credit matured 11 March 2006.

At 31 December 2004 the balance of restricted cash includes promissory notes of the Vneshtorgbank for RR 2.5 million and the Agropromkredit bank for RR 2.8 million pledged with the respective banks as a guarantee for payments to customs authorities. These promissory notes are short-term and non-interest bearing.

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

12 Share capital

The nominal registered amount of the Company's issued share capital prior to restatement of capital contributions made before 1 January 2003 to the purchasing power of the Russian Rouble at 31 December 2002 is RR 637 thousand (2004: RR 637 thousand and 2003: RR 637 thousand). At 31 December 2005, 2004 and 2003 authorized, issued and fully paid share capital consists of 636,796 ordinary shares with a nominal value of RR 1 each. Each ordinary share carries one vote.

Share premium represents the excess of contributions received over the nominal value of shares issued.

In April 2004 the shareholders' meeting approved declaration of the right to issue 5,000,000 additional ordinary shares with the par value of RR 1 each, and authorized additional issue of 1,500,000 ordinary shares with the par value of RR 1 at RR 500 per share by private offering. As at 31 December 2005 no additional ordinary shares were issued.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For the year ended 31 December 2005, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was RR 268 million (year ended 31 December 2004: RR 127 million and 31 December 2003: RR 144 million). However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

The legal reserve is stipulated by the Law for Joint Stock Companies and equals 15% of authorized share capital value in the Russian statutory financial statements. The legal reserve of RR 96 thousand recorded in the statutory financial statements is different from the respective reserve in these consolidated financial statements due to inflation effect.

In April 2006 the annual shareholders meeting decided not to pay dividends for 2005. There were no dividends declared in 2005 for 2004 and in 2004 for 2003. The amounts of unpaid approved and declared dividends, relating to prior periods, as of 31 December 2005 were nil (2004: RR 1,640 thousand and 2003: RR 1,756 thousand).

13 Borrowings

	2005	2004	2003
	In thousands of Russian Roubles		
EBRD loan—long-term portion	—	260,144	474,954
Total non-current borrowings	**—**	**260,144**	**474,954**
EBRD loan—current portion of long-term borrowing	269,836	187,304	154,636
REB loan	—	—	12,038
Total current borrowings	**269,836**	**187,304**	**166,674**

The long-term loan maturity schedule is as follows:

	2005	2004	2003
	In thousands of Russian Roubles		
1 to 2 years	—	135,275	198,818
2 to 3 years	—	83,246	143,591
3 to 4 years	—	41,623	88,364
4 to 5 years	—	—	44,181
Total non-current borrowings	**—**	**260,144**	**474,954**

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

At 31 December 2005 current portion of long-term borrowings is represented by a loan from the European Bank of Reconstruction and Development (EBRD) for financing the plant renovation program. The EBRD loan is denominated in US$. It bears an interest rate of LIBOR+4.25% (2004: LIBOR+4.5% and 2003: LIBOR +6%) for the first two tranches of the loan in the amounts US$ 8 million (RR 222 million) and US$ 7 million (RR 194.3 million), respectively, and LIBOR+4.5% (2004: LIBOR+4.75% and 2003: LIBOR +5%) for the third and fourth tranches in the amounts US$ 7 million (RR 194.3 million) and US$ 5 million (RR 138.8 million), respectively. The forth tranche of the loan was arranged in 2003, in the amount of US$ 5 million (RR 147 million).

The EBRD holds a pledge over 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility. The carrying value of the zinc cakes pledged as guarantee for the loan is RR 36 million (Note 9).

The EBRD loan is collateralized by the Company's shares pledged by NF Holdings BV (Note 1). The EBRD loan contains covenants on adequacy of capital expenditure, dividend payments, property insurance, operations with related parties and certain other clauses. Due to a failure to comply with all of the debt covenants as of 31 December 2005 the loan was classified as current. In March 2006 the Group repaid the remaining amount of the EBRD loan ahead of schedule (Note 25).

Management believes that the effective interest rates do not differ significantly from the nominal interest rates disclosed above.

Management believes that the fair value of the EBRD loan does not differ significantly from the carrying amount.

In 2003 the Group signed a revolving credit line agreement with AKB RosEvroBank (REB) and received RR 150 million at 12% p.a. under this agreement, repayable in September 2004. Simultaneously the Group purchased a non-interest bearing promissory note of Albion Proekt LLC., a party controlled by the shareholders of the Group, at the nominal amount of RR 150 million redeemable in September 2004. As at 31 December 2003 the Group had a legally enforceable right to set off the principle loan amount payable to REB against the amount of promissory note. Therefore, as at 31 December 2003 balances were presented on a net basis as a payable of RR 12 million within short-term borrowings in the Group's balance sheet.

The difference between the fair value of the promissory note calculated as the net present value of the amount receivable discounted at the market interest rate at the date of origination of 12% p.a. and the nominal amount was recorded in the statement of income as loss on origination in 2003, for the benefit of an entity controlled by the shareholders of the Group (Note 7).

The Group did not enter into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

14 Accounts payable, Accrued expenses and Advances from customers

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Trade payables RR denominated—third parties		378,125	84,053	106,445
Trade payables RR denominated—related parties	7	380	316	—
Trade payables US$ denominated—third parties		313,445	—	—
Advances from customers RR denominated—third parties		30,462	41,920	39,237
Advances from customers RR denominated—related parties	7	10	—	—
Advances from customers US$ denominated—third parties		43,892	25	77,182
Payroll and social tax payable		12,759	8,931	8,699
Interest payable		6,531	9,320	9,866
Accrued liabilities and other creditors		23,329	3,545	8,321
Accounts payable, accrued expenses and advances from customers		**808,933**	**148,110**	**249,750**

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

15 Other Taxes Payable

	2005	2004	2003
	In thousands of Russian Roubles		
VAT payable	—	—	12,952
Property tax	14,304	14,719	—
Personal income tax	1,829	1,559	1,489
Other taxes	857	29	30
Total other taxes payable	**16,990**	**16,307**	**14,471**

16 Revenue

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Zinc and zinc alloys—third parties		4,072,169	3,117,837	3,301,000
Zinc and zinc alloys—related parties	7	86,184	64,110	189,681
Zinc tolling—third parties		103,401	303,958	124,508
Zinc tolling—related parties	7	—	—	61,154
Other—third parties		528,865	486,023	405,726
Other—related parties	7	540	526	19,423
Total sales		**4,791,159**	**3,972,454**	**4,101,492**

In 2005 export sales of zinc, zinc alloys and by-products comprised RR 1,032,799 thousand (2004: RR 882,961 thousand and 2003: RR 800,092 thousand). 88% of the Group's export sales were to Europe, 9% to Asia and 3% to CIS countries (2004: 90% to Europe, 6% to USA, 3% to CIS countries and 1% to Middle East and 2003: 97% to Europe, 2% to Asia and 1% to CIS countries). Other revenue comprised sales of zinc production process by-products including: indium, cadmium, sulplunic acid and other products.

17 Cost of sales

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Materials and consumables used		2,476,250	1,805,995	1,788,236
Utilities and fuel		587,721	661,807	669,347
Production overheads		144,409	131,564	159,580
Repairs and maintenance		146,714	126,090	205,558
Depreciation and amortisation	8	415,670	420,498	372,677
Staff costs		107,414	87,520	84,847
Change in work-in-progress		(97,909)	14,535	(7,401)
Change in finished goods		15,429	(21,482)	(15,217)
Inventory obsolescence provision, net	9	5,026	(10,084)	5,483
Social costs		19,147	14,109	20,679
Precious metals revaluation		(5,764)	(1,928)	(14,057)
Cost of goods and materials for resale		229,996	136,838	139,797
Total cost of sales		**4,044,103**	**3,365,462**	**3,409,529**

18 Distribution, General and Administrative expenses

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Transportation and customs duties		113,392	158,717	150,645
Total distribution expenses		**113,392**	**158,717**	**150,645**
Staff costs		77,339	78,231	77,719
Repairs and maintenance		40,893	32,761	24,362
Property insurance—third parties		47,629	783	11,577
Property insurance—related parties	7	—	209,347	7,000
Property tax		62,909	65,860	23,415
Land tax		20,270	18,106	16,486
Other taxes		(1,139)	2,898	3,280
Impairment of trade and other receivables		(199)	(6,210)	3,234
Loss on disposal of property, plant and equipment—third parties		7,685	3,848	1,098
Loss on disposal of property, plant and equipment—related parties	7	—	—	7,494
Expenses under surety agreement	7	24,951	—	—
Other income and expenses, net		102,638	73,780	70,082
Total general and administrative expenses		**382,976**	**479,404**	**245,747**

Total depreciation expense and staff costs (including social expenses) in cost of sales and general and administrative expenses amounted to RR 415,670 thousand (2004: RR 420,498 thousand and 2003: RR 372,677 thousand) and RR 216,611 thousand (2004: RR 179,860 thousand and 2003: RR 183,245 thousand), respectively.

In 2003 the Group prepaid to an insurance company RR 215 million of premium under an insurance agreement for property damage and business interruption expiring 14 October 2004. The shareholders of the ultimate holding company have advised the Company that they have received a significant balance of the amounts prepaid by the Company in 2003. These amounts effectively represent distributions to the shareholders of the ultimate holding company. In 2004 the Group concluded a new insurance agreement with the insurance company expiring 14 October 2005 and made a prepayment of RR 42 million of insurance premium on 20 December 2004. In 2005 the Group prolonged the insurance agreement with the insurance company, for the period from 15 October 2005 till 14 October 2006 and made a prepayment of RR 42.3 million of insurance premium on 18 November 2005. The insurance contract provides for insurance coverage of RR 2,923 million (2004: RR 2,923 million and 2003: RR 10,755 million) not to exceed the replacement cost of the assets insured and a deductible limit of RR 7 million (2004: RR 3 million and 2003: RR 1.5 million) under property insurance and 90 days (2004: 90 days and 2003: 45 days) under business interruption insurance. At 31 December 2005 the book value of the insured property was RR 3,312 million (2004: RR 3,592 million and 2003: RR 4,668 million). The amount of insurance premium recognized in the income statement in 2005 in respect of both agreements was RR 45.9 million (2004: RR 209.3 million and 2003: RR 7 million).

19 Finance Income and Costs, net

	Note	2005	2004	2003
		In thousands of Russian Roubles		
Interest income		(25,584)	(9,617)	(5,294)
Interest expense		26,610	42,491	43,412
Other finance cost	7, 13	—	—	12,038
Total finance income and costs, net		**1,026**	**32,874**	**50,156**

20 Income Taxes

Income tax expense comprises the following:

	2005	2004	2003
	In thousands of Russian Roubles		
Current tax charge	94,323	41,065	—
Deferred tax charge/(credit)	109	(18,795)	78,952
Income tax expense for the year	**94,432**	**22,270**	**78,952**

A reconciliation between the expected and the actual taxation charge is provided below.

	2005	2004	2003
	In thousands of Russian Roubles		
IFRS profit/(loss) before tax	**241,657**	**(39,454)**	**283,671**
Theoretical tax charge/(credit) at statutory rate (2005: 24%; 2004: 24%)	57,998	(9,469)	68,081
Tax effect of items which are not deductible or assessable for taxation purposes:			
—Social expenses	5,977	9,285	7,725
—Business interruption insurance expenses	2,557	8,426	—
—Interest expense	—	4,308	—
—Expenses under surety agreement	5,988	—	—
—Other non deductible expenses	21,912	9,720	3,146
Income tax expense for the year	**94,432**	**22,270**	**78,952**

Differences between IFRS and Russian statutory taxation regulations give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. The tax effect of the movements in these temporary differences is detailed below and is recorded at the rate of 24% (2004 and 2003: 24%).

	1 January 2003	(Charged)/ credited to profit or loss	31 December 2003	(Charged)/ credited to profit or loss	31 December 2004	(Charged)/ credited to profit or loss	31 December 2005
	In thousands of Russian Roubles						
Tax effect of deductible temporary differences and tax loss carry forwards							
Accounts receivable	3,246	2,906	6,152	(5,348)	804	(627)	177
Accounts payable and accruals	11,223	(8,048)	3,175	(960)	2,215	17,783	19,998
Loss carry forward	—	15,715	15,715	(15,715)	—	—	—
Deferred tax asset	14,469	10,573	25,042	(22,023)	3,019	17,156	20,175
Tax effect of taxable temporary differences							
Property, plant and equipment	(118,645)	(67,552)	(186,197)	20,179	(166,018)	2,107	(163,911)
Inventories	(16,822)	(21,973)	(38,795)	20,639	(18,156)	(19,372)	(37,528)
Deferred tax liability	(135,467)	(89,525)	(224,992)	40,818	(184,174)	(17,265)	(201,439)
Total net deferred tax liability	**(120,998)**	**(78,952)**	**(199,950)**	**18,795**	**(181,155)**	**(109)**	**(181,264)**

21 Earnings/(loss) per Share

Basic earnings per share were calculated by dividing the profit attributable to equity holders of the Company of RR 147,225 thousand (2004: loss of RR 61,724 thousand and 2003: profit of RR 204,719 thousand) by the weighted average number of ordinary shares in issue during the year (636,796 shares) and shares issued and distributed to the existing shareholders for no additional consideration (Note 25) after the period end (4,457,572 shares) which comprised 5,094,368 shares in total in 2005 (2004: 5,094,368 shares and 2003: 5,094,368 shares).

(The accompanying notes on pages 9 to 34 are an integral part of these consolidated financial statements.)

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equals the basic earnings per share.

22 Contingencies, Commitments and Operating Risks

Legal proceedings. During the year ended 31 December 2005, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of the management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group and which have not been accrued or disclosed in these consolidated financial statements.

Tax legislation. Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

Transfer pricing legislation, which was introduced from 1 January 1999, provides the possibility for tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect to all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties if the price differs on similar transactions with two different counterparties by more than 20%. There is no formal guidance as to how these rules should be applied in practice.

Additionally, in the current Russian tax environment, where the form and the accompanying documentation of a transaction generally meet the literal requirements of the applicable tax legislation, but the substance of the transaction may bring a different result, such transactions are generally not challenged by tax authorities. However, it is possible with the evolution of the interpretation of tax law in the Russian Federation and the changes in the approach of the Russian tax authorities, that such transactions could be challenged in the future. The impact of such challenges has been estimated by management in the amount of 64 million roubles.

Management has assessed the Group's overall tax position based upon their understanding of the tax regulations and experience in working with the tax authorities. As a result, the Group's management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency legislation and customs positions will be sustained. Accordingly, at 31 December 2005 no provision for potential tax liabilities had been recorded (2004 and 2003: no provision).

Capital expenditure commitments. At 31 December 2005 the Group has contractual capital expenditure commitments in respect of property, plant and equipment totalling RR 1.4 million (2004: RR 78 million and 2003: RR 79 million).

Sales commitments. At 31 December 2005 the Group has entered into a number of agreements for zinc and zinc alloys supply in 2006 totalling approximately 89.9 thousand tons (2004: 237 thousand tons and 2003: 132 thousand tons), with a price to be agreed on the date of sale based on market prices.

At 31 December 2005 the Group has entered into a sale agreement for silver in 2006 totalling approximately 1,585,540 g, with a price to be agreed on the date of sale (2004: 1,422,662 g and 2003: nil).

Inventory purchase commitments. At 31 December 2005 the Group has entered into a number of agreements for zinc concentrate purchase in 2006, totalling approximately 3 thousand tons (2004: 10 thousand tons and 2003: 6 thousand tons), with a price to be agreed on the date of purchase based on market prices.

The Group has already allocated the necessary resources in respect of these commitments. The Group believes that future net income and funding will be sufficient to cover this and any similar such commitments.

Guarantees. Guarantees are irrevocable assurances that the Group will make payments in the event that another party cannot meet its obligations.

As disclosed in the related parties transactions note (Note 7), in 2003 the Group entered into a guarantee agreement with REB to guarantee repayment of a US$ 2 million loan maturing in September 2005 by Imtekhnoservis LLC., a related party, and repayment of RR 22 million loan maturing in January 2006 by LK-Prom LLC., a related party. In 2005 LK-Prom LLC. was declared bankrupt and the Group paid to REB 25 million of respective principal and interest. Imtekhnoservice LLC. repaid its loan in full in 2005.

In June 2005 the Group entered into a suretyship agreement with the EBRD to guarantee the obligations of CTRP, a party controlled by the shareholders of the Group, in respect of a loan agreement with the EBRD dated 19 November 2004 for the amount of US$ 190 million (RR 5,468 million). As at 31 December 2005 the outstanding loan principal payable by CTRP amounted to US$ 121.7 million (RR 3,503 million). Under the suretyship agreement the obligations of the Company were up to a maximum aggregate amount of US$ 23.5 million (RR 676 million). The suretyship agreement was terminated in March 2006.

Insurance policies. Under the bank loan covenants (Note 13), the Group is to insure its assets during the loan period. The Group has insured most of its manufacturing property, plant and equipment during 2005 for a maximum of RR 2,923 million (2004: RR 2,923 million and 2003: RR 10,755 million). The Group also has business interruption insurance for a period of 90 days. However, the insurance does not cover the risks of damage to the third parties. Management does not assess exposure to such risks to be significant.

Environmental matters. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Operating environment of the Group. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

The future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Government, together with tax, legal, regulatory, and political developments.

Operating risks concentrations. Significant volume of zinc and zinc alloys sales is made by the Group to four customers: Trade House NLMK LLC., OJSC MMK, Alf Trading Group LLC. and Euromin S.A.. These customers account for 84% of the Group's total revenue from zinc and zinc alloys sales for the year ended 31 December 2005 (2004: 75% and 2003: 66%). The Group's management believes that exposure to the risk of total or partial loss of business relationship with these customers is not significant.

23 Financial Risk Management

Credit risk. Financial assets, which potentially subject Group entities to credit risk, consist principally of trade receivables. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. At 31 December 2005 the Group had 2 debtors with aggregated outstanding balances above RR 40 million. The total aggregate amount of these receivables was RR 186 million or 58% of the total trade and other receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provisions already recorded.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Foreign exchange risk. The Group exports production to European and CIS countries and attracts a substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets (Note 10, 11) and liabilities (Note 13, 15) give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

Interest rate risk. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The interest rates on long-term borrowings are disclosed in Note 13. The Group has no significant interest-bearing assets, other than disclosed in Note 11.

Liquidity risk. Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

24 Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price.

The estimated fair values of financial instruments have been determined by the Group using available market information, where it exists, and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to determine the estimated fair value. The Russian Federation continues to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

Financial instruments carried at fair value. Available-for-sale investments are carried on the consolidated balance sheet at their fair value. Cash and cash equivalents are carried at t fair value.

Fair values were determined based on quoted market prices except for certain investment securities available for sale for which there were no available external independent market price quotations. These securities have been fair valued by the Group on the basis of results of recent sales of equity interests in the investees between unrelated third parties, consideration of other relevant information such as discounted cash flows and financial data of the investees and application of other valuation methodologies. Valuation techniques required certain assumptions that were not supported by observable market data. Changing any such used assumptions to a reasonably possible alternative would not result in a significantly different profit, income, total assets or total liabilities.

Financial assets carried at amortised cost. The fair value of floating rate instruments is normally their carrying amount. The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on credit risk of the counterparty. Carrying amounts of trade receivables approximate fair values.

Liabilities carried at amortised cost. The fair value is based on quoted market prices, if available. The estimated fair value of fixed interest rate instruments with stated maturity, for which a quoted market price is not available, was estimated based on expected cash flows discounted at current interest rates for new instruments with similar credit risk and remaining maturity. The fair value of liabilities repayable on demand or after a notice period ("demandable liabilities") is estimated as the amount payable on demand, discounted from the first date that the amount could be required to be paid. Refer to Note 13 for the estimated fair values of borrowings.

25 Events After the Balance Sheet Date

Business combinations. After the balance sheet date, the Group acquired 100% of the share capital of a Swiss company Nova Trading & Commerce AG, which holds a controlling interest of 100% in JV LLC Nova Zinc and through that company operates a zinc-lead mine in Akzhal, Kazakhstan. The amount of consideration was US$ 136.5 million (RR 3,753 million). Purchase price allocation was not finalised as of the date of these consolidated financial statements and is expected to be completed by 31 December 2006 and it is not practicable to make respective disclosures.

The Group expects that supplies of zinc concentrate from Kazakh mine will secure approximately 25% of its annual production output of zinc.

Transactions with shareholders. In March-April 2006 the Company repurchased 7,268 of its ordinary shares at RR 3,000 per share, which represent 1.06% of the charter capital.

In accordance with Russian legislation treasury stock should be sold or retired within one year from the date of purchase.

In May 2006 the Company approved issuance of additional 4,457,572 common shares with the par value of 1 Rouble per share. These shares were distributed by private offering in August 2006 to the existing shareholders for no additional consideration (Note 21).

On 18 August 2006 the shareholders' meeting approved declaration of the right to issue 50,000,000 additional ordinary shares with the par value of RR 1 each.

On 30 August 2006 the Board of Directors approved issuance of additional 325,173 common shares with the par value of 1 Rouble per share.

Borrowings. In March 2006 the Group repaid the EBRD loan (Note 13) in full ahead of schedule. The total amount paid to EBRD was US$ 9,784 thousand (RR 272,173 thousand), including interest of US$ 394 thousand (RR 10,970 thousand).

In March 2006 the Group obtained long-term loans from the Bayerische Hypo- und Vereinsbank AG and the International Moscow Bank along with the Banque Commerciale pour l'Europe du Nord—Eurobank in the amount US$ 69 million (RR 1,867 million) and US$ 67.5 million (RR 1,827 million), respectively. These loans were obtained to finance acquisition of Nova Trading & Commerce AG shares, general working capital purposes and pre-export financing. Both loans bear interest of LIBOR+3.6% p.a. and should be repaid in equal instalments during 2006—2011.

In March 2006, the Company entered into two loan facility agreements under which it borrowed US$ 136.5 million (RR 3,694 million). These facilities, under an addendum to the agreement dated 31 July 2006, required the Company to provide certain guarantees, pledges and other security in favour of the lenders, including a pledge by the Company's subsidiary, Nova Trading and Commerce AG, over its shares in its Kazakh mining subsidiary, Nova Zinc. Nova Trading and Commerce AG has not granted this pledge to the lenders and the Company has not fully complied with certain other terms. Although the lenders have granted waivers in respect of this failure to pledge and other breaches, these waivers are subject to certain conditions. These conditions require certain corporate actions to be performed by the Company and Nova Trading and Commerce AG by no later than 30 October 2006 and 10 November 2006, respectively. In addition the Company is required under the waiver to become the direct shareholder of Nova Zinc by no later than April 2008. In the event that the Company fails to comply with any of these conditions it would be in default with may result in the immediate repayment of the facilities. Management believes that the Company will be able to fully comply with the requirements.

In January 2006 the Group obtained a short-term loan from OJSC PNTZ, a related party, in the amount of RR 300 million. This loan bears interest of 8.65% p.a. and matures in March 2006. The final payment on the loan was made on 4 April 2006.

Nova Zinc
Limited Liability Partnership

International Financial Reporting Standards
Financial Statements and Auditors' Report

31 December 2005

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
29/6 Satpaev Avenue, 4th Floor,
050040 Almaty, Kazakhstan
Telephone +7 (3272) 980 448
Facsimile +7 (3272) 980 252
www.pwc.com

AUDITORS' REPORT

To the Management of Nova Zinc LLP:

We have audited the accompanying balance sheet of Nova Zinc LLP ("the Company") as at 31 December 2005, and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Nova Zinc LLP as at 31 December 2005 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers LLP.

Almaty, Kazakhstan
13 October 2006

(The firm is an authorized licensee of the tradename and logo of PricewaterhouseCoopers.)

Nova Zinc LLP

Balance Sheet

	Note	31 December 2005	31 December 2004
		In thousands of Kazakhstani Tenge	
ASSETS			
Non-current assets			
Property, plant and equipment	8	3,406,606	4,273,181
Intangible assets		4,029	217
Loans	7	29,490	—
Other non-current assets	9	1,000	262,695
Total non-current assets		**3,441,125**	**4,536,093**
Current assets			
Inventories	10	251,411	269,666
Trade and other receivables	11	72,420	156,175
Cash and cash equivalents	12	181,309	421,111
Total current assets		**505,140**	**846,952**
Non-current assets held for sale	13	212,380	—
TOTAL ASSETS		**4,158,645**	**5,383,045**
EQUITY			
Charter capital	14	367,403	367,403
Retained earnings		2,658,657	3,405,415
TOTAL EQUITY		**3,026,060**	**3,772,818**
LIABILITIES			
Non-current liabilities			
Deferred income tax liability	27	598,451	881,004
Provision for asset retirement obligations	16	158,288	137,379
Accrued historical costs	17	47,842	74,865
Employee benefits	18	4,442	3,340
Total non-current liabilities		**809,023**	**1,096,588**
Current liabilities			
Trade and other payables	19	207,280	332,706
Profit distribution to founders payable	14	53	130,197
Current income tax payable		36,698	8,481
Accrued historical costs	17	31,936	29,253
Other taxes payable	15	47,595	13,002
Total current liabilities		**323,562**	**513,639**
TOTAL LIABILITIES		**1,132,585**	**1,610,227**
TOTAL LIABILITIES AND EQUITY		**4,158,645**	**5,383,045**

Approved for issue and signed on behalf of the Management on 13 October 2006.

Badanov M. E.
General Director

Mukhatayev D. Sh.
Acting Chief Accountant

(The accompanying notes on pages 42 to 67 integral part of these financial statements.)

Nova Zinc LLP

Income Statement

	Note	2005	2004
		In thousands of Kazakhstani Tenge	
Revenue	20	2,708,017	2,621,365
Cost of sales	21	(2,168,617)	(2,299,787)
Gross profit		**539,400**	**321,578**
Other operating income, net	22	64,665	73,482
Distribution costs	23	(128,153)	(149,852)
General and administrative expenses	24	(776,621)	(371,709)
Other operating expenses	25	(116,711)	(130,391)
Operating loss		**(417,420)**	**(256,892)**
Finance income	7	1,692	—
Finance costs	26	(37,509)	(27,062)
Loss before income tax		**(453,237)**	**(283,954)**
Income tax benefit	27	66,282	101,166
Loss for the year		**(386,955)**	**(182,788)**

(The accompanying notes on pages 42 to 67 integral part of these financial statements.)

Nova Zinc LLP

Statement of Changes in Equity

	Note	Charter capital	Retained Earnings	Total Equity
		In thousands of Kazakhstani Tenge		
Balance at 1 January 2004		**367,403**	**3,763,203**	**4,130,606**
Loss for the year		—	(182,788)	(182,788)
Total recognized loss for 2004			(182,788)	(182,788)
Profit distribution	14	—	(175,000)	(175,000)
Balance at 31 December 2004		**367,403**	**3,405,415**	**3,772,818**
Loss for the year		—	(386,955)	(386,955)
Total recognized loss for 2005			(386,955)	(386,955)
Profit distribution	14	—	(359,803)	(359,803)
Balance at 31 December 2005		**367,403**	**2,658,657**	**3,026,060**

(The accompanying notes on pages 42 to 67 integral part of these financial statements.)

Nova Zinc LLP

Statement of Cash Flows

	Note	2005	2004
		In thousands of Kazakhstani Tenge	
Cash flows from operating activities			
Loss before income tax		(453,237)	(283,954)
Adjustments for:			
Depreciation of property, plant and equipment	8	938,464	1,023,815
Amortization of intangibles		215	27
Gains on disposals of property, plant and equipment	25	(3,563)	(6,418)
Losses on disposals of property, plant and equipment	25	65,051	54,031
Write-off of social assets	24	148,730	62,036
Provision for obsolete inventory	10	3,530	11,373
Write-off to fair value of assets held for sale	24	282,257	—
Impairment of trade and other receivables	11	6,060	5,558
Interest expense	26	334	247
Finance income	7	(1,692)	—
Employee benefits	18	768	627
Provision for asset retirement obligations	16	12,600	20,088
Loss on loan origination	26	19,002	—
Accrued historical costs	26	5,573	6,727
Unrealised foreign exchange differences		2,745	(12,498)
Operating cash flows before working capital changes		**1,026,837**	**881,659**
Decrease in trade and other receivables		77,692	113,315
Decrease/(increase) in inventories		14,731	(62,512)
(Decrease)/increase in trade and other payables		(125,430)	130,978
Increase in taxes payable		34,593	8,712
Decrease in accrued historical costs		(32,658)	(30,671)
Cash generated from operations		**995,765**	**1,041,481**
Income taxes paid		(188,054)	(132,522)
Net cash from operating activities		**807,711**	**908,959**
Cash flows from investing activities			
Purchase of property, plant and equipment		(398,832)	(575,828)
Loans provided		(46,800)	—
Proceeds from sale of property, plant and equipment		71,897	22,201
Purchase of intangible assets		(4,027)	—
Purchase of other non-current assets		(179,804)	(130,935)
Net cash used in investing activities		**(557,566)**	**(684,562)**
Cash flows from financing activities			
Profit distributed to founders	14	(489,947)	(225,002)
Net cash used in financing activities		**(489,947)**	**(225,002)**
Net decrease in cash and cash equivalents		**(239,802)**	**(605)**
Cash and cash equivalents at the beginning of the year		**421,111**	**421,716**
Cash and cash equivalents at the end of the year	12	**181,309**	**421,111**

(The accompanying notes on pages 42 to 67 integral part of these financial statements.)

Nova Zinc LLP

Notes to the financial statements—31 December 2005

1 The Company and its Operations

These financial statements have been prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2005 for Nova Zinc LLP (the "Company").

The Company was incorporated on 14 February 1997 and is domiciled in the Republic of Kazakhstan. The Company is a limited liability partnership and was set up in accordance with Kazakhstani regulations.

The Company's major founder is Nova Trading & Commerce AG with interest of 90 percent, incorporated in Switzerland (2004: Nova Trading & Commerce AG). The Company is ultimately controlled by Mr. Inge Magnusson (2004: Mr. Inge Magnusson)

Principal activity. The Company operates in the mining industry. Its main activities are the extraction and integrated processing of ore with the purpose of producing zinc and lead concentrates. The Company has a production chain from the extraction of ore through to the production of finished goods, principally zinc and lead concentrates. The Company operates under the Contract for subsurface use (the "Contract") granted by the Government of the Republic of Kazakhstan for the extraction of zinc and lead signed in 1998 for twenty years. The operations of the Company are dependent on the ore reserves.

The main production divisions of the Company are engaged in ore mining, zinc concentrate and lead concentrate production and include Akzhal Mine, dressing plant, heavy suspension shop and reshipping base.

Registered address and place of business. The Company's registered address is:

472152, Republic of Kazakhstan, Karaganda region, Shetskiy district, Akzhal.

2 Basis of Preparation and Significant Accounting Policies

Basis of preparation. These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of certain financial instruments. The principal accounting policies applied in the preparation of these financial statements are set out below. These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of issuing these statements, unless otherwise stated (refer to Note 5, New Accounting Pronouncements).

IFRS—First time adoption. The rules for first time adoption of IFRS are set out in IFRS 1 "First time adoption of International Financial Reporting Standards" ("IFRS 1"). The Company, which previously prepared its financial statements under Kazakhstani Accounting Standards ("KAS"), had a transition date to IFRS of 1 January 2004. IFRS 1 generally requires full retrospective application of the standards and interpretations in force at the first reporting date. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. For further details refer to Note 3.

The Company has decided to early adopt IFRS 6 "Exploration for and Evaluation of Mineral Resources" for all reporting periods since 1 January 2004, its date of transition to IFRS.

Presentation currency. All amounts in these financial statements are presented in thousands of Kazakhstani Tenge ("Tenge"), unless otherwise stated. The functional currency of the Company is Tenge.

Accounting for the effects of hyperinflation. The Republic of Kazakhstan has previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Republic of Kazakhstan indicate that hyperinflation has ceased, effective from 1 January 1999 the Company no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 1998 are treated as the basis for the carrying amounts in these financial statements.

Foreign currency transactions. Monetary assets and liabilities, which are held by the Company and denominated in foreign currencies at 31 December 2005, are translated into Tenge at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognised in the income statement.

At 31 December 2005, the official rate of exchange, as determined by the National Bank of the Republic of Kazakhstan, was US dollar (USD) 1= Tenge 133.77 (31 December 2004: USD 1= Tenge 130.00). Exchange restrictions and currency controls exist relating to converting Tenge into other currencies. The Tenge is not freely convertible in most countries outside of the Republic of Kazakhstan.

Property, plant and equipment. Property, plant and equipment is stated at cost or deemed cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads. The cost of property, plant and equipment at 1 January 2004, the date of the Company's transition to IFRS, was determined by using depreciated replacement cost method for estimation of fair value at that date ("deemed cost").

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole are depreciated individually, applying depreciation rates reflecting their anticipated useful lives. The cost of replacing major parts or components of property, plant and equipment items is capitalised and the replaced part is retired. Any gain or loss arising is recognized in the income statement when the asset is retired.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Specialised spare parts and servicing equipment with a significant initial value and a useful life of more than one year are recognised as an item of property, plant and equipment. Other spare parts and servicing-related equipment are recognised as inventories and accounted for in the income statement at the moment they are used.

Gains and losses on disposals determined by comparing proceeds with carrying amount are recognised in the income statement when the asset is disposed of.

Mining assets are recorded at cost less accumulated amortisation and less any accumulated impairment losses. Expenditures, including provision for asset retirement obligation and historical costs are capitalised to mining assets as part of buildings and constructions.

Mining assets are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate.

Depreciation. The deemed cost of each item of property, plant and equipment is depreciated over its useful life to residual value. Each item's estimated useful life has due regard to both its own physical life limitations and/ or the present assessment of economically recoverable reserves of the mine property at which the item is located.

Depreciation is charged to the income statement on a straight line basis over the estimated useful life of the individual asset or on a unit of production basis depending on the type of asset. The expected useful lives are as follows:

	Useful lives in years
Buildings and constructions	10 to 13
Plant and machinery	5 to 13
Equipment and motor vehicles	2 to 10
Mining assets	Units of production

The residual value of an asset is the estimated amount that the Company would currently obtain from disposal of the asset less the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual value of an asset is nil if the Company expects to use the asset until the end of its physical life. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Stripping costs. Stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and are subsequently amortised over the life of the operation.

The Company expenses stripping costs incurred subsequently, during the production stage of its operations.

Exploration and evaluation. Exploration and evaluation expenditure comprises costs which are directly attributable to:

- research and analysis of exploration data;
- conducting geological studies, exploratory drilling and sampling;
- examining and testing extraction and treatment methods; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred to acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts paid to third parties to acquire interests in existing projects.

Capitalisation of exploration expenditure commences on acquisition of a beneficial interest in mineral rights. Capitalised exploration expenditure is reviewed for impairment at each balance sheet date. Full provision is made for impairment unless there is a high degree of confidence in the project's viability and hence it is probable that future economic benefits will flow to the Company. Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project and the related impairment provisions are recognised.

Impairment. Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of "value in use" (being the net present value of expected future cash flows of the relevant cash generating unit) and "fair value less costs to sell" (the amount obtainable from the sale of an asset or cash generating unit in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal). Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm's length transaction. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36 "Impairment of Assets". Future cash flows are based on:

- estimates of the quantities of the reserves for which there is a high degree of confidence of economic extraction;
- future production levels;
- future commodity prices (assuming the current market prices will revert to the Company's assessment of the long term average price, generally over a period of three to five years); and
- future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

The expected future cash flows of a cash generating unit reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from the investment, the output

and the sequence of extraction. The plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used in the production of zinc and lead concentrates. The mine plan is therefore the basis for forecasting production output in each future year and the related production costs. Value in use represents discounted pre-tax cash flows discounted using the pre-tax long-term rate of capitalisation. Fair value less cost to sell is determined based on market information.

Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure.

The pre-tax discount rate applied is based upon the Company's weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.

Operating leases. Where the Company is a lessee in a lease which does not transfer substantially all the risks and rewards incidental to ownership from the lessor to the Company, the total lease payments, including those on expected termination, are charged to the income statement on a straight-line basis over the period of the lease.

When assets are leased out under an operating lease, the lease payments receivable are recognised as rental income on a straight-line basis over the lease term.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on a weighted average basis. Zinc ore is recognised as raw materials when delivered to the surface and is valued at the average cost of extraction. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses. Provisions for slow-moving or obsolete inventory are charged to the income statement.

Trade and other receivables. Trade and other receivables are initially recognised at fair value. Trade and other receivables are subsequently carried at amortised cost using the effective interest method. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents. Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Balances restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date are included in other non-current assets, while balances restricted for more than three months but less than twelve months after the balance sheet date are included in other current assets.

Non-current assets classified as held for sale. Non-current assets are classified in the balance sheet as 'Non-current assets held for sale' if their carrying amount will be recovered principally through a sale transaction within twelve months after the balance sheet date. Assets are reclassified when all of the following conditions are met: (a) the assets are available for immediate sale in their present condition; (b) the Company's management approved and initiated an active programme to locate a buyer; (c) the assets are actively marketed for a sale at a reasonable price; (d) the sale is expected to occur within one year and (e) it is unlikely that significant changes to the plan to sell will be made or that the plan will be withdrawn. Non-current assets classified as held for sale in the current period's balance sheet are not reclassified or re-presented in the comparative balance sheet to reflect the classification at the end of the current period.

A disposal group is assets (current or non-current) to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the

transaction. Goodwill is included if the disposal group includes an operation within a cash-generating unit to which goodwill has been allocated on acquisition. Non-current assets are assets that include amounts expected to be recovered or collected more than twelve months after the balance sheet date. If reclassification is required, both the current and non-current portions of an asset are reclassified.

Held for sale property, plant and equipment or disposal groups as a whole are measured at the lower of their carrying amount and fair value less costs to sell. Held for sale property, plant and equipment are not depreciated or amortised.

Liabilities directly associated with the disposal group that will be transferred in the disposal transaction are reclassified and presented separately in the balance sheet.

Profit distribution to founders. Profit distribution to founders is recognised as a liability and deducted from equity at the balance sheet date only if it is approved before or on the balance sheet date. Profit distribution to founders is disclosed when it is proposed before the balance sheet date or proposed or approved after the balance sheet date but before the financial statements are authorised for issue.

Value added tax ("VAT"). Value-added tax related to sales is payable to the tax authorities when goods are shipped or services are rendered. Purchase VAT can be offset against sales VAT upon the receipt of a tax invoice from a supplier. Tax legislation allows the settlement of VAT on a net basis. Accordingly, VAT related to sales and purchases unsettled at the balance sheet date is stated in the balance sheet on a net basis.

Trade and other payables. Trade and other payables are accrued when the counterparty performed its obligations under the contract. The Company recognises trade payables at fair value. Subsequently trade payables are carried at amortised cost using the effective interest method.

Loans originated by the Company. Loans originated by the Company are recognised initially at cost which is the fair value of the proceeds contributed. In subsequent periods, loans are stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds contributed and the amount receivable is recognised as finance income/expense over the period till the repayment/redemption of the loan.

Provision for asset retirement obligations. Asset retirement costs include landfill site restoration and closure (dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas). Estimated landfill site restoration and closure costs are provided for and incurred in the cost of property, plant and equipment in the accounting period when the obligation arising from the related disturbance occurs during the mine development phase, based on the net present value of estimated future costs. Provisions for asset retirement obligations do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure and restoration plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Landfill site restoration and closure costs are a normal consequence of mining, and the majority of landfill site restoration and closure expenditure is incurred during the life of the mine. Although the ultimate cost to be incurred is uncertain, the Company's businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

The amortisation or "unwinding" of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.

Movements in the provisions for asset retirement obligations, resulting from new disturbance as a result of mine development, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate. Movements in the provisions for asset retirement obligations that relate to disturbance caused by the production phase are charged in the income statement.

Revenue recognition. Revenues from sales of goods are recognised at the point of transfer of the risks and rewards of ownership of the goods, normally when the goods are shipped. If the Company agrees to transport goods to a specified location, revenue is recognised when the goods are passed to the customer at the destination point.

Sales of services are recognised in the accounting period in which the services are rendered, by reference to the stage of completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

Sales are shown net of VAT and discounts.

Revenues are measured at the fair value of the consideration received or receivable. When the fair value of goods received in a barter transaction cannot be measured reliably, the revenue is measured at the fair value of the goods or service given up.

Mining royalties are included within cost of sales and the basis for calculation is extracted quantity of ore.

Employee benefits. The Company provides long term employee benefits to employees before, on and after retirement, in accordance with a General Labour Agreement. The agreement provides for one-off retirement payments. The entitlement to some benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period.

The expected costs of the benefits associated with one-off retirement payments are accrued over the period of employment using the projected unit credit method as used for defined benefit post-employment plans. For defined benefit post-employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Actuarial gains and losses arising in the year are taken to the income statement. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred. The Company has elected to take an exemption from IFRS 1 and recognised all cumulative actuarial gains and losses at the date of the transition to IFRS.

Other movements in the net surplus or deficit are recognised in the income statement, including current service cost, any past service cost and the effect of any curtailments or settlements.

The most significant assumptions used in accounting for defined benefit obligations are the discount rate and the mortality assumptions. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the income statement as interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

These obligations are valued annually by independent qualified actuaries.

Payroll expense and related contributions. Wages, salaries, contributions to pension and social insurance funds, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by the employees of the Company. On behalf of its employees, the Company pays those statutory pension and post-employment benefit amounts prescribed by the legal requirements of the Republic of Kazakhstan. These payments are expensed as incurred. Upon retirement of the employee, the financial obligations of the Company cease and all subsequent payments to retired employees are administered by the state and private cumulative pension funds.

Social expenditures. In addition to its obligations under the Contract, the Company contributes to the maintenance and upkeep of certain local infrastructure and to the welfare of its employees, including contributions towards the construction, development and maintenance of housing and recreation facilities. These expenditures, including those of a capital nature, are expensed as incurred.

Income taxes. Income taxes have been provided for in the financial statements under stabilised tax regime in accordance with Kazakhstani Tax Code effective as of 31 December 1995. The income tax charge comprises

current tax and deferred tax and is recognised in the income statement, except for where it is recognised directly in equity because it relates to transactions that are also recognised, in the same or a different period, directly in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxable profits or losses are based on estimates where the financial statements are authorised prior to the filing of the relevant tax returns. Taxes, other than on income, are recorded within administrative and other operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profits will be available against which the deductions can be utilised.

Finance income and finance costs. Finance income and costs comprise interest income / expense on loans, interest income / expense from unwinding of discount on provision for asset retirement obligations and other financial assets and liabilities. Interest income is recognised as it accrues, taking into account the effective yield on the asset.

3 Transition to IFRS

Application of IFRS 1. These financial statements are the Company's first annual financial statements that comply with IFRS. These financial statements have been prepared on the basis described in Note 2. The Company has applied IFRS 1 in preparing these financial statements. The Company's IFRS transition date is 1 January 2004. The Company prepared its IFRS transition balance sheet at that date.

In preparing these financial statements in accordance with IFRS 1, the Company has applied the available fair value as deemed cost exemption in relation to property, plant and equipment (Note 2) and exemptions to recognise all cumulative actuarial gains and losses at the date of transition (Note 2). The aggregate of the fair values used as deemed cost under IFRS 1 is Tenge 4,612,694 thousand as at 1 January 2004.

Reconciliation of equity. The effect of adopting IFRS on the previously reported total equity under KAS as of 1 January 2004, 31 December 2004 and 31 December 2005 is as follows:

	Note	1 January 2004	31 December 2004	31 December 2005
Total equity as previously reported under KAS		1,744,993	2,069,558	2,306,645
Adjustments due to corrections of errors	(i)	27,150	(47,438)	25,384
Adjusted total equity reported under KAS		1,772,143	2,022,120	2,332,029
Adjustments resulting from changes in accounting policies:				
Property, plant and equipment at fair value as deemed cost	(ii)	3,445,510	3,445,510	3,445,510
Depreciation	(iii)	—	(893,714)	(1,698,777)
Deferred tax	(iv)	(968,602)	(629,477)	(433,405)
Provision for asset retirement obligations	(v)	(78,458)	(101,141)	(117,000)
Employee benefits	(vi)	(2,466)	(3,340)	(4,442)
Accrued historical costs	(vii)	(37,521)	(5,104)	12,478
Write-off of social assets	(viii)	—	(62,036)	(210,766)
Financial assets at amortised cost	(ix)	—	—	(17,310)
Write-down of non-current assets to fair value less costs to sell	(x)	—	—	(282,257)
Equity under IFRS		**4,130,606**	**3,772,818**	**3,026,060**

Reconciliation of profit for the years ended 31 December 2004 and 31 December 2005. The effects of adopting IFRS on the previously reported profit under KAS for the years ended 31 December 2004 and 31 December 2005 are:

	Note	For the year ended 31 December 2004	For the year ended 31 December 2005
Profit as previously reported under KAS		499,565	599,744
Adjustments due to corrections of errors	(i)	(74,588)	69,968
Adjusted profit as reported under KAS		424,977	669,712
Adjustments resulting from changes in accounting policies:			
Depreciation	(iii)	(893,714)	(805,063)
Deferred tax	(iv)	339,125	196,072
Provision for asset retirement obligations	(v)	(22,683)	(15,859)
Employee benefits	(vi)	(874)	(1,102)
Accrued historical costs	(vii)	32,417	17,582
Write-off of social assets	(viii)	(62,036)	(148,730)
Financial assets at amortised cost	(ix)	—	(17,310)
Write-down of non-current assets to fair value less costs to sell	(x)	—	(282,257)
Loss under IFRS		**(182,788)**	**(386,955)**

The adjustments are attributable to the following:

(i) **Errors related to previous periods.** In a process of transition to IFRS the Company has revised its previously reported financial statements under KAS to ensure full compliance with KAS rules and requirements. As a result some adjustments have been made to retained earnings and profit for the year ended 31 December 2004. These adjustments represent provision for slow-moving inventories, reversal of incorrectly calculated deferred tax liability, provision for doubtful receivables, correction of balance of work in process, recognition of vacation reserve. As a result of adjustments made to retained earnings as at 1 January 2004 were increased by Tenge 27,150 thousand and net profit for the year 2004 was decreased by Tenge 74,588 thousand. The amounts mentioned above include the result of the corresponding deferred tax effect.

(ii) **Property, plant and equipment at fair value as deemed cost.** In its IFRS financial statements the Company has elected to take an exemption under IFRS 1 (see Note 2) and accounted for all property, plant and equipment (except for historical costs and asset retirement obligation) at fair value as deemed cost as at 1 January 2004. Under KAS, property, plant and equipment is accounted for at historic cost adjusted for statutory revaluation, less accumulated depreciation. KAS depreciation rates are based on statutory regulations and differ from IFRS depreciation rates based on economic useful lives.

(iii) **Depreciation.** As a result of the revision of property, plant and equipment value due to IFRS transition, the component approach in accordance with IAS 16 "Property, plant and equipment" and reassesment of remaining useful lives as of transition date, the depreciation for the year ended 31 December 2004 has been reassessed.

(iv) **Deferred taxes.** In the KAS financial statements the deferred taxes were calculated using income statement liability method, which focuses on timing differences. Timing differences are differences between taxable profit and accounting profit that originate in one period and reverse in one or more subsequent periods. Conversely, IAS 12 "Income Taxes" requires the use of the balance sheet liability method, which focuses on temporary differences. Temporary differences are differences between the tax bases of assets or liabilities and their carrying amount in the balance sheet.

(v) **Provision for asset retirement obligations.** In its IFRS financial statements the Company accounted for asset retirement obligations in relation to rehabilitation of actual damage caused by the Company as at 1 January 2004 during initial construction and its operating activities. Asset retirement obligations were assessed at net present value of future expenditures (see Note 2). In accordance with KAS, these liabilities were accrued to the extent that the contributions were made to the deposit fund for the retirement of assets in accordance with the requirements of the contract on subsurface use (Note 9, 16).

(vi) **Employee benefits.** In its IFRS financial statements in accordance with IAS 19 "Employee Benefits" ("IAS 19") the Company accrues liabilities (see Note 2) for one-off retirement benefits based on actuarial estimations of these liabilities. The Company has recognised all cumulative actuarial gains and losses at the date of transition to IFRS (see Note 2). In the KAS financial statements, these liabilities were not accrued.

(vii) **Accrued historical costs.** In its IFRS financial statements the Company accrued historical costs in relation to purchase of geological information as at 1 January 2004 during initial obligation. Historical costs were assessed at net present value of future payments (see Note 17). In the KAS financial statements, these liabilities were accrued to the extent that the contributions were made to the Kazakhstani Government for the geological information, in accordance with the requirements of the contract on subsurface use.

(viii) **Write-off of social assets.** In the KAS financial statements social assets are recognized as fixed assets. In IFRS financial statements in accordance with IAS 16 "Property, Plant and Equipment" social assets do not meet the criteria of assets, i.e. it is not expected that future economic benefits will flow to the enterprise, and they are not held for use in the production or supply of goods or services, for rental to others, or for administrative purposes and therefore they are expensed in the income statement.

(ix) **Financial assets at amortised cost.** In its IFRS financial statements in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39") the Company accounts for financial assets (loan issued) at amortized cost (see Note 2). In accordance with KAS, these assets were accounted for at a nominal value.

(x) **Non-current assets held for sale.** In its IFRS financial statements in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell. In KAS financial statements, these assets were accounted for at their historical carrying amount.

4 Critical Accounting Estimates, and Judgements in Applying Accounting Policies

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial period. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial period include:

Useful life of mining assets and mineral reserves estimates. The mining assets, classified within property, plant and equipment, are depreciated over the respective life of the mine using the unit of production (UOP) method based on proved and probable mineral reserves. When determining mineral reserves, assumptions that were valid at the time of estimation may change when new information becomes available. Any changes could affect prospective depreciation rates and asset carrying values.

The calculation of the UOP rate of depreciation could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves, which would generally arise as a result of significant changes in any of the factors or assumptions used in estimating mineral reserves.

These factors could include:

- changes to proven and probable mineral reserves;
- the grade of mineral reserves varying significantly from time to time;
- differences between actual commodity prices and commodity price assumptions used in the estimation of mineral reserves;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs, discount rates and foreign exchange rates possibly adversely affecting the economic viability of mineral reserves.

The majority of other property, plant and equipment are depreciated on a straight line basis over their useful economic lives. Management reviews the appropriateness of assets useful economic lives at least annually; any changes could affect prospective depreciation rates and asset carrying values. As at 31 December 2005 the carrying amount of mining assets included within buildings and constructions was Tenge 130,802 thousand (2004: Tenge 132,587 thousand).

Determination of deemed cost. The Company used the fair value as deemed cost exemption at transition date (see Note 3). For that purpose, the management of the Company engaged an independent appraisal firm to perform the valuation. The methodology used was the depreciated replacement cost. In applying the depreciated replacement cost, certain key elements needed to be considered, such as:

- an understanding of the asset, its function, and its environment;
- research and analysis to determine the remaining physical life (to estimate physical deterioration) and economic life of the asset;
- knowledge of the business requirements (to estimate functional/technical obsolescence)
- familiarity with the class of property through access to available market data;
- knowledge of construction techniques and materials (to estimate the cost of a modern equivalent asset); and
- sufficient knowledge to determine the impact of economic/external obsolescence on the value of the improvements.

In addition, the valuation must be subject to the test of adequate profitability of the entity to sustain the valuation. The Company used its judgement to select the assumptions for this analysis. The carrying amount of property, plant and equipment would not be changed were the discount rate used in the cash flow analysis to differ by 10 percent from management's estimates. Any changes to the other assumptions could affect the carrying amount and the remaining useful lives of the items of property, plant and equipment.

Provision for asset retirement obligations. In accordance with the contracts on subsurface use the Company has a legal obligation to decommission its mining properties and restore a landfill site after its closure. Provision is made, based on net present values, for site restoration and rehabilitation costs as soon as the obligation arises from past mining activities. The provision for asset retirement obligation is estimated based on the current environmental legislation in the Republic of Kazakhstan. Asset retirement obligations are subject to potential changes in environmental regulatory requirements. As at 31 December 2005 the carrying amount of the provision for asset retirement obligations was Tenge 158,288 thousand (2004: Tenge 137,379 thousand).

Tax legislation. Kazakhstani tax, currency and customs legislation is subject to varying interpretations. Refer to Note 28.

Employee benefits. In accordance with the Collective Agreement between the Company and employees the Company has a legal obligation to provide one-off retirement payments. The entitlement to some benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. Provision is made, based on net present values of the future benefit that employees have earned. Assumptions in respect of the expected costs are set after consultation with qualified actuary. While management believes the assumptions used are appropriate, a change in assumptions used would impact the earnings of the Company. As at 31 December 2005 the carrying amount of the provision for pension obligations was Tenge 4,442 thousand (2004: Tenge 3,340 thousand).

Impairment indicators. The Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that these assets are impaired. Based on an analysis of internal and external factors management has assessed that no impairment indicators exist at the balance sheet date.

5 New Accounting Pronouncements

Certain new standards and interpretations have been published that are mandatory for the Company's accounting periods beginning on or after 1 January 2006 or later periods and which the entity has not early adopted:

IAS 39 (Amendment)—The Fair Value Option. (effective for annual periods beginning on or after 1 January 2006). IAS 39 (as revised in 2003) permitted entities to designate irrevocably on initial recognition

practically any financial instrument as one to be measured at fair value with gains and losses recognised in profit or loss ("fair value through profit or loss"). The amendment changes the definition of financial instruments "at fair value through profit or loss" and restricts the ability to designate financial instruments as part of this category. The Company's policy is not to voluntarily designate assets and liabilities as at fair value through the income statement.

IAS 39 (Amendment)—Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective for annual periods beginning on or after 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated the profit or loss.

IAS 39 (Amendment)—Financial Guarantee Contracts (effective for annual periods beginning on or after 1 January 2006). Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognition of financial assets or result in continuing involvement accounting.

IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements—Capital Disclosures (effective for annual periods beginning on or after 1 January 2007). The IFRS introduces new disclosures to improve the information about financial instruments. Specifically, it requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk including sensitivity analysis to market risk. It replaces some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its financial statements.

IAS 19 (Amendment)—Employee Benefits (effective for annual periods beginning on or after 1 January 2006). The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment defined benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective for periods beginning on or after 1 January 2006). IFRIC 4 requires that determining whether an arrangement is, or contains, a lease be based on the substance of the arrangement. It requires an assessment of whether (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective for periods beginning on or after 1 January 2006). Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment (effective for periods beginning on or after 1 January 2006). The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union should not be recognised because participation in the market during the measurement period is the obligating event in accordance with IAS 37.

IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 March 2006). The Interpretation clarifies the application of IAS 29 in the reporting period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29.

IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007). The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received).

IFRIC 9 "Reassessment of Embedded Derivatives" (effective for annual periods beginning on or after 1 June 2006). The interpretation applies to all embedded derivatives under IAS 39 "Financial Instruments: Recognition and Measurement" and clarifies certain aspects of their treatment. IFRIC 9 states that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

IAS 21 (Amendment) "The Effects of Changes in Foreign Exchange Rates", (Amendment 'Net investment in a foreign operation' effective for annual periods beginning on or after 1 January 2006). The amendment clarifies certain aspects of accounting and disclosure of monetary items that are receivable from a foreign operation.

IFRIC 10 "Interim Financial Reporting and Impairment" (effective for annual periods beginning on or after 1 November 2006). The interpretation applies to goodwill and investments subject to impairment test. The interpretation states that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Company's financial statements.

6 Employee Information

The average number of employees (including executive directors) employed by the Company during the year was:

	2005	2004
Mining	161	170
Maintenance and services	75	76
Processing	194	195
Transport	218	240
Administration, social sphere and other	518	491
Key management personnel	5	5
Total	**1,171**	**1,177**

Total staff costs (including executive directors) for the Company were:

	2005	2004
	in thousands of Kazakhstani Tenge	
Wages and salaries	371,014	421,652
Social security costs	74,938	81,063
Total staff costs	**445,952**	**502,715**

Information on key management compensation is disclosed in Note 7.

7 Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. The Company's ultimate owner is disclosed in Note 1.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at 31 December 2005 and 2004 are detailed below.

Entities under common control of Nova Trading & Commerce AG: Agadyrskoe ATP and Er-Tai LLP.

At 31 December 2005, the outstanding balances with related parties were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Long-term loans (contractual interest rate:0% p.a., effective interest rate:12% p.a.)		29,490	—	—
Loans to employees		—	—	9,450
Non-current assets held for sale	13	212,380	—	—
Trade and other payables		48,835	—	—
Profit distribution payable	14	—	53	—

At 31 December 2004, the outstanding balances with related parties were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Loans to employees		—	—	6,800
Trade and other payables		17,141	—	—
Profit distribution payable		—	130,197	—

In accordance with the Agreement signed on 21 February 2005 with "Er-Tai" the Company provided an interest-free loan to "Er-Tai" in the amount of Tenge 46,800 thousand with initial maturity date of 21 February 2010 without collateral. The loss on origination of Tenge 19,002 thousand was charged in the income statement.

The carrying amount of the loan approximates to its fair value.

The income and expense items with related parties for the year 2005 were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Finance income:				
—Interest income on loan		1,692	—	—
Finance costs:				
—Initial recognition loss on providing loans at non-market rate	26	19,002	—	—
Expenses with related parties:				
—Write-down of non-current assets to fair value less costs to sell	24	282,257	—	—
—Salary and related taxes		—	—	51,646
—Purchase of raw materials		1,562	—	—
—Transportation costs		74,105	—	—
Profit distribution approved*	14	—	359,803	—

* —recognized directly in equity as profit distribution to founders.

The income and expense items with related parties for the year 2004 were as follows:

	Note	Entities under common control	Founders	Key management personnel
		In thousands of Kazakhstani Tenge		
Expenses with related parties:				
—Salary and related taxes		—	—	65,433
—Transportation costs		73,736	—	—
—Other services		2,312	—	—
Profit distribution approved*	14	—	175,000	—

* —recognized directly in equity as profit distribution to founders.

During 2004 the Company acquired the following from the related parties:

	Entities under common control	Founders	Key management personnel
	In thousands of Kazakhstani tenge		
Purchase and installation of equipment	7,170	—	—

8 Property, Plant and Equipment

Movements in the carrying amount of property, plant and equipment were as follows:

	Buildings and Constructions	Machinery and equipment	Transport	Other	Construction in progress	Total
	In thousands of Kazakhstani Tenge					
Deemed cost at 1 January 2004	**1,526,343**	**2,391,436**	**873,252**	**13,573**	**98,390**	**4,902,994**
Accumulated depreciation	**(54,358)**	**—**	**—**	**—**	**—**	**(54,358)**
Carrying amount at 1 January 2004	**1,471,985**	**2,391,436**	**873,252**	**13,573**	**98,390**	**4,848,636**
Additions	8,188	11,201	147,189	9,126	404,506	580,210
Transfers	25,541	131,033	—	—	(156,574)	—
Depreciation charge	(187,383)	(668,202)	(165,542)	(2,688)	—	(1,023,815)
Disposals	—	(15,468)	(51,846)	(131)	(64,405)	(131,850)
Cost at 31 December 2004	**1,560,072**	**2,517,957**	**961,917**	**22,510**	**281,917**	**5,344,373**
Accumulated depreciation	**(241,741)**	**(667,957)**	**(158,864)**	**(2,630)**	**—**	**(1,071,192)**
Carrying amount at 31 December 2004	**1,318,331**	**1,850,000**	**803,053**	**19,880**	**281,917**	**4,273,181**
Additions	12,400	40,893	162,419	12,753	178,676	407,141
Transfers	40,768	226,026	—	120	(266,914)	—
Depreciation charge	(145,638)	(596,542)	(194,728)	(1,556)	—	(938,464)
Disposals	(16,510)	(86,134)	(68,806)	(16,049)	(147,753)	(335,252)
Cost at 31 December 2005	**1,596,038**	**2,650,549**	**1,028,956**	**17,741**	**45,926**	**5,339,210**
Accumulated depreciation	**(386,687)**	**(1,216,306)**	**(327,018)**	**(2,593)**	**—**	**(1,932,604)**
Carrying amount at 31 December 2005	**1,209,351**	**1,434,243**	**701,938**	**15,148**	**45,926**	**3,406,606**

In its IFRS financial statements the Company has elected to take an exemption under IFRS 1 (see Note 2) and accounted for all property, plant and equipment at fair value as deemed cost as at 1 January 2004, determined using the depreciated replacement cost method.

Buildings and constructions include historical costs for the acquisition of geological information incurred at the signing of contracts on subsurface use.

Depreciation charge

	2005	2004
	in thousands of Kazakhstani Tenge	
Cost of sales	911,762	995,793
General and administrative expenses	15,335	16,028
Distribution costs	11,367	11,994
Total depreciation charge	**938,464**	**1,023,815**

9 Other Non-Current Assets

	2005	2004
	In thousands of Kazakhstani Tenge	
Restricted cash (effective interest rate—5.5% p.a.)	1,000	500
Exploration and evaluation assets	—	262,195
Total other non-current assets	**1,000**	**262,695**

Restricted cash represents a bank deposit for a special fund for the retirement of assets deposited in accordance with the requirements of the contract on subsurface use.

The Company signed an agreement for the sale of mines, for which exploration and evaluation costs were capitalised, and has recognised them as non-current assets held for sale (Note 13).

10 Inventories

	2005	2004
	In thousands of Kazakhstani Tenge	
Raw materials	212,926	242,090
Work in progress	63,305	49,974
Finished products	17,567	13,947
Goods for resale	1,808	4,320
Less: provisions for obsolete and slow-moving inventory	(44,195)	(40,665)
Total inventories	**251,411**	**269,666**

11 Trade and Other Receivables

	2005	2004
	In thousands of Kazakhstani Tenge	
Trade receivables	32,332	8,661
Advances paid	30,587	62,626
Receivable from employees	10,380	10,036
Deferred expenses	5,530	5,198
Prepaid taxes	45	767
VAT recoverable	—	71,098
Other receivables	9,848	8,031
Less: impairment loss provision	(16,302)	(10,242)
Total trade and other receivables	**72,420**	**156,175**

No trade receivables are denominated in foreign currencies as of 31 December 2005 (2004: trade receivables of Tenge 8,661 thousand net of impairment loss provisions are denominated in US Dollars).

12 Cash and Cash Equivalents

	2005	2004
	In thousands of Kazakhstani Tenge	
Cash in bank, Tenge	136,749	221,035
Cash in bank, US Dollars	40,038	195,820
Cash on hand	4,522	4,256
Total cash and cash equivalents	**181,309**	**421,111**

13 Non-current Assets Held for Sale

Major classes of non-current assets classified as held for sale:

	2005	2004
	In thousands of Kazakhstani Tenge	
Capitalised exploration and evaluation assets (6 mines)	208,880	—
Property, plant and equipment (factory in Kairakty)	3,500	—
Total non-current assets classified as held for sale	**212,380**	—

Capitalised exploration and evaluation assets (6 mines). During 2001-2005, in addition to the main mine, Akzhal, the Company acquired the following 6 mines located in Kazakhstan:

Mine	Subject of contract	Contract date	Contract expiry	Exploration period	Production period
Berkara	Exploration and production of complex ore	4 November 2002	4 November 2014	2 years	10 years
Kyzyl Espe	Exploration and production of complex ore	27 December 2001	27 December 2018	4 years	13 years
Temirlik	Exploration and production of copper ores	18 September 2002	15 September 2027	4 years	21 years
Druzhnoye	Exploration and production of complex ores	19 March 2003	19 March 2015	2 years	10 years
Rodnikovoye	Exploration and production of manganese ores	28 December 2001	28 December 2021	6 years	14 years
Kenshoky	Exploration of zinc and lead ores	27 April 2005	27 April 2009	4 years	—

All these mines are at the stage of Exploration and Evaluation and the Company capitalised expenses related to exploration and evaluation activities. On 12 October 2005 the Company signed agreement with "Er-Tai" LLP, a related party, for sale of the above 6 Licences for Tenge 220,000 thousand. The Company recognised a loss on write-down of capitalised exploration and evaluation costs on the 6 mines to fair value less costs to sell of Tenge 232,619 thousand. The loss is presented in Note 24. On 12 March 2006 the Company received approval from the Ministry of Energy and Mineral Resources for the sale of these mines and re-registration of ownership by "Er-Tai" LLP. The table below presents the loss allocation by individual mine:

Mines	Carrying value as of 12 October 2005	Fair value less costs to sell	Lower of carrying value and fair value	Recognised loss
Berkara	49,483	60,000	49,483	—
Kyzyl Espe	83,257	60,000	60,000	23,257
Temirlik	31,397	32,000	31,397	—
Druzhnoye	111,685	50,000	50,000	61,685
Rodnikovoye	161,385	15,000	15,000	146,385
Kenshoky	4,292	3,000	3,000	1,292
Total	**441,499**	**220,000**	**208,880**	**232,619**

Property, plant and equipment (factory in Kairakty). During 2004 and 2005, the Company acquired the factory located in Kairakrty, Karaganda region, for the processing of ore from the mines listed above. The factory in Kairakty cannot be used for processing of ore from Akzhal mine due to the technical specifications of equipment installed in the factory. On 12 October 2005, the Company agreed to sell the processing factory to "Er-Tai" LLP for Tenge 3,500 thousand. The Contract for sale was signed on 5 April 2006 specifying that the factory will be transferred to "Er-Tai" LLP by 1 April 2007. The carrying amount of the factory at 12 October 2005 amounted to Tenge 53,138 thousand. The Company recognised a loss on the write-down of the factory to fair value less costs to sell of Tenge 49,638 thousand. This loss is presented in Note 24. The act of acceptance for the factory transfer from the Company to "Er-Tai" LLP was signed by both parties in August 2006.

14 Charter Capital

The Company has the following ownership structure:

	2005		2004	
	Interest (percent)	**Charter Fund**	**Interest (percent)**	**Charter Fund**
	In thousands of Kazakhstani Tenge			
Nova Trading & Commerce AG (Switzerland)	90.00	297,090	90.00	297,090
Mr. Inge Magnusson (Switzerland)	9.90	32,680	9.90	32,680
Mr. Zhanasov M. Zh.	0.10	330	0.10	330
Total paid charter capital	100.00	330,100	100.00	330,100
Charter capital indexation for hyperinflation		37,303		37,303
Total charter capital	**100.00**	**367,403**	**100.00**	**367,403**

The charter capital of the Company was registered on 14 February 1997. Contributions have been made by way of property transfers.

Profit available for distribution to founders is based on the Company's accounts which are prepared in accordance with KAS. Consequently, these IFRS financial statements are not relevant in determining profit available for distribution.

Profit for distribution is determined after consideration of the Company's net income, and are subject to approval by the general meeting of founders. In 2005, based on the financial performance for 2004, the Company approved profit distribution to founders of Tenge 490,000 thousand (2004: Tenge 175,000 thousand). On 30 April 2005, founders approved that the outstanding unpaid distributed profit for 2003 of Tenge 130,197 thousand be transferred to retained earnings.

Profit for distribution to founders, approved and paid during the year was as follows:

	2005	2004
	In thousands of Kazakhstani Tenge	
Profit for distribution to founders payable at 1 January	130,197	180,199
Profit for distribution to founders approved during the year	490,000	175,000
Profit for distribution to founders paid during the year	(489,947)	(225,002)
Profit for distribution transferred to retained earnings	(130,197)	—
Profit for distribution to founders payable at 31 December	**53**	**130,197**

Profit for distribution to founders is approved in Kazakhstani Tenge and paid in Kazakhstani Tenge or in US Dollars.

15 Other Taxes Payable

	2005	2004
	In thousands of Kazakhstani Tenge	
Value added tax	24,489	—
Environmental payments	7,878	5,297
Royalty on metal extraction	6,167	5,116
Property tax	5,088	—
Individual income tax	3,723	1,782
Other	250	807
Other taxes payable	**47,595**	**13,002**

16 Provision for Asset Retirement Obligations

The Company has an obligation to landfill site restoration during the mining operations and decommissioning of its mining property after exploitation of the proven and probable mineral reserves in 2017.

Movements in provisions for asset retirement obligations are as follows:

	Site restoration costs
	In thousands of Kazakhstani Tenge
Carrying amount at 1 January 2004	**112,909**
Changes in estimates due to change in discount rate adjusted against property, plant and equipment	4,382
Unwinding of the present value discount	20,088
Carrying amount at 31 December 2004	**137,379**
Changes in estimates due to change in discount rate adjusted against property, plant and equipment	8,309
Unwinding of the present value discount	12,600
Carrying amount at 31 December 2005	**158,288**

In accordance with the Contract on subsurface use the Company makes obligatory contributions to form a deposit fund for the closure costs in alternate years (refer to Note 9).

The amount of the provision for asset retirement obligations was determined as at the date of transition to IFRS (1 January 2004) using the nominal prices effective at that date and by applying the forecasted rate of inflation for the expected period of the life of the mines (seven percent per annum). The discount rates for the calculation of the net present value of the estimated future costs for asset retirement obligations at 31 December 2005 and 31 December 2004 were 7.97 percent per annum and 9.17 percent per annum, respectively.

17 Accrued Historical Costs

	2005	2004
	In thousands of Kazakhstani Tenge	
Total accrued historical costs	79,778	104,118
Less: current part of accrued historical costs	(31,936)	(29,253)
Total long-term accrued historical costs	**47,842**	**74,865**

Under the terms of the Contract the Company is obliged to pay to the Kazakhstan Government US dollar 2,459,600 as a reimbursement of historical costs incurred by the Government in respect of Akzhal mine, over 10 years starting from July 1998.

18 Employee Benefits

Changes in benefit obligations are as follows:

	2005	2004
	In thousands of Kazakhstani Tenge	
Present value of defined benefit obligation at start of year	3,340	2,466
Current service cost	768	627
Interest cost	334	247
Present value of defined benefit obligation at end of year	**4,442**	**3,340**

Amounts recognised in the balance sheet and income statement are as follows:

	2005	2004
	In thousands of Kazakhstani Tenge	
Present value of defined benefit obligation at end of year	4,442	3,340
Net liability	**4,442**	**3,340**
Current service cost	768	627
Interest cost	334	247
Expense recognized in profit and loss	**1,102**	**874**

Current service costs of Tenge 676 thousand (2004: Tenge 548 thousand) are included in the income statement as part of cost of sales, and Tenge 92 thousand (2004: Tenge 79 thousand) as part of general and administrative expenses.

Principal actuarial assumptions at the balance sheet date are as follows:

	2005	2004
Discount rate at 31 December	10%	10%
Future salary increases	7%	7%
Average labour turnover rate	7%	7%

19 Trade and Other Payables

	2005	2004
	In thousands of Kazakhstani Tenge	
Trade payables	124,188	75,870
Salaries payable	35,150	20,876
Vacation reserve	33,342	32,347
Pension funds	12,817	10,005
Advances received	—	192,236
Other creditors	1,783	1,372
Trade and other payables	**207,280**	**332,706**

Trade payables of Tenge 1,182 thousand (2004: Tenge 369 thousand) are denominated in US Dollars. Trade payables of Tenge 807 thousand (2004: Tenge 121 thousand) are denominated in Russian Roubles.

20 Revenue

	2005	2004
	In thousands of Kazakhstani Tenge	
Zinc concentrate	2,200,625	2,097,818
Lead concentrate	507,392	523,547
Total revenue	**2,708,017**	**2,621,365**

21 Cost of sales

	Note	2005	2004
		In thousands of Kazakhstani Tenge	
Depreciation of property, plant and equipment	8	911,762	995,793
Materials		336,892	371,537
Repairs and maintenance service		281,209	230,100
Staff Costs		238,160	259,522
Fuel		197,495	165,503
Energy Costs		129,936	131,649
Transportation		25,443	20,818
Change in work in progress and finished goods		(16,951)	21,412
Other		64,671	103,453
Total cost of sales		**2,168,617**	**2,299,787**

22 Other Operating Income, net

	2005	2004
	In thousands of Kazakhstani Tenge	
Other income	55,644	94,105
Gain from foreign exchange difference	17,644	33,078
Loss from foreign exchange difference	(8,623)	(53,701)
Total other operating income, net	**64,665**	**73,482**

23 Distribution Costs

	Note	2005	2004
		In thousands of Kazakhstani Tenge	
Transportation services—outbound		76,425	86,233
Payroll and related expense		15,500	20,417
Depreciation	8	11,367	11,994
Materials		7,033	11,315
Customs fees		1,997	3,160
Communication expense		572	598
Other		15,259	16,135
Total distribution costs		**128,153**	**149,852**

24 General and Administrative Expenses

	Note	2005	2004
		In thousands of Kazakhstani Tenge	
Write-down of non-current assets to fair value less costs to sell	13	282,257	—
Write-off of social assets		148,730	62,036
Taxes other than on income		44,571	39,880
Payroll and related expense		75,485	79,237
Security services		33,471	26,822
Transportation		21,772	17,408
Social costs		21,105	6,649
Depreciation	8	15,335	16,028
Business trips and representative expenses		13,940	11,992
Rent expense		13,179	13,751
Insurance cost		10,512	7,708
Materials		9,326	9,110
Research and development		7,852	3,941
Provision on receivables impairment		7,827	5,558
Telecommunications expenses		6,651	8,719
Repair and maintenance		6,635	4,294
Sponsorship and other financial aid		5,626	10,843
Bank charges		4,856	5,435
Fines		3,722	386
Information, consulting and other professional services		1,798	1,847
Other		41,971	40,065
Total general and administrative expenses		**776,621**	**371,709**

The Company is obliged to contribute towards social programmes for the benefits of the local community at large. Write-off of social assets represents expenses incurred by the Company in respect of the construction of a sports complex near the Akzhal mine.

25 Other Operating Expenses

	2005	2004
	In thousands of Kazakhstani Tenge	
Losses less gain on disposals of property, plant and equipment	61,488	47,613
Other expenses	55,223	82,778
Total other operating expense	**116,711**	**130,391**

26 Finance Costs

	Note	2005	2004
		In thousands of Kazakhstani Tenge	
Losses on origination of loans at non-market rate		19,002	—
Unwinding of the present value discount		18,173	26,815
Interest cost on employee benefits	18	334	247
Total finance costs		**37,509**	**27,062**

27 Income Taxes

Income tax expense comprises the following:

	2005	2004
	In thousands of Kazakhstani Tenge	
Current income tax expense	216,271	143,481
Deferred income tax benefit	(282,553)	(244,647)
Income tax benefit for the year	**(66,282)**	**(101,166)**

Reconciliation between the expected and the actual taxation charge is provided below.

	2005	2004
	In thousands of Kazakhstani Tenge	
IFRS loss before tax	**(453,237)**	**(283,954)**
Theoretical tax charge at statutory rate of 30 percent (2004: 30 percent)	(135,971)	(85,186)
Tax effect of items which are not deductible or assessable for taxation purposes:		
—Foreign currency loss/(gain)	(3,530)	9,936
—Fair value adjustments on financial assets and liabilities, net	5,701	—
—Interest income under IAS 39	(508)	—
—Loss on write-down to fair value less costs to sell of non-current	66,281	—
—Non-business related expenses	5,074	12,525
—Revaluation of inventory	(3,329)	—
—Other income exempt from taxation	—	(38,441)
Income tax benefit for the year	**(66,282)**	**(101,166)**

Differences between IFRS and Kazakhstani statutory taxation regulations give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. The tax effect of the movements in these temporary differences is detailed below and is recorded at the rate of 30% (2004: 30%).

	1 January 2005	Charged/ (credited) to profit or loss	31 December 2005
	In thousands of Kazakhstani Tenge		
Tax effect of deductible temporary differences			
Impairment provision for receivables	3,073	1,818	4,891
Salaries payable	9,704	299	10,003
Provision for asset retirement obligations	41,214	6,272	47,486
Employee benefits	1,002	331	1,333
Inventories	1,945	1,928	3,873
Taxes payable	—	—	—
Other accruals	30,436	(7,325)	23,111
Gross deferred tax asset	**87,374**	**3,323**	**90,697**
Less offsetting with deferred tax liabilities	(87,374)	(3,323)	(90,697)
Recognised deferred tax asset	—	—	—
Tax effect of taxable temporary differences			
Property, plant and equipment	968,378	(279,230)	689,148
Gross deferred tax liability	**968,378**	**(279,230)**	**689,148**
Less offsetting with deferred tax assets	(87,374)	(3,323)	(90,697)
Recognised deferred tax liability	**881,004**	**(282,553)**	**598,451**

	1 January 2004	Charged/ (credited) to profit or loss	31 December 2004
	In thousands of Kazakhstani Tenge		
Tax effect of deductible temporary differences			
Impairment provision for receivables	1,405	1,668	3,073
Salaries payable	9,890	(186)	9,704
Provision for asset retirement obligations	33,873	7,341	41,214
Employee benefits	740	262	1,002
Inventories	9,405	(7,460)	1,945
Other accruals	42,168	(11,732)	30,436
Gross deferred tax asset	**97,481**	**(10,107)**	**87,374**
Less offsetting with deferred tax liabilities	(97,481)	10,107	(87,374)
Recognised deferred tax asset	—	—	—
Tax effect of taxable temporary differences			
Property, plant and equipment	1,223,132	(254,754)	968,378
Gross deferred tax liability	**1,223,132**	**(254,754)**	**968,378**
Less offsetting with deferred tax assets	(97,481)	10,107	(87,374)
Recognised deferred tax liability	**1,125,651**	**(244,647)**	**881,004**

Deferred tax assets and liabilities are offset as a legally enforceable right exists to set off current tax assets against current tax liabilities and the taxes relate to the same fiscal authority.

28 Contingencies, Commitments and Operating Risks

Political and economic situation in Kazakhstan. Whilst there have been improvements in the economic situation in the Republic of Kazakhstan in recent years, its economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country and a low level of liquidity of debt and equity securities in the markets.

Additionally, the mining sector in Kazakhstan is impacted by political, legislative, fiscal and regulatory developments in Kazakhstan. The prospects for future economic stability in Kazakhstan are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments, which are beyond the Company's control.

The financial condition and future operations of the Company may be adversely affected by continued economic difficulties that are characteristic of an emerging market. Management is unable to predict the extent and duration of the economic difficulties, nor quantify the impact, if any, on these financial statements.

Tax legislation. Kazakhstani tax legislation and practice is in a state of continuous development and therefore is subject to varying interpretations and frequent changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Tax periods remain open to retroactive review by the tax authorities for five years.

The Company's Management believes that its interpretation of the relevant legislation is appropriate and the Company's tax, currency legislation and customs positions will be sustained. Accordingly, at 31 December 2005 no provision for potential tax liabilities had been recorded (2004: no provision).

Other obligations under Zinc-Lead Extraction Contract and Licenses. In accordance with provisions stipulated in the License and Zinc-Lead Extraction Contract there are a number of other obligations the Company should comply with, such as:

- to perform the work plan and the work program in accordance with their terms;
- to employ appropriate and advance technology and business management expertise to mining operations in accordance with Good Practice in the development of the fields;

- to comply with agreed technological plans and projects for conduction of Mining Operations, which provide for safety of personnel and general public;
- to give preference to equipment, materials, and finished products manufactured in Kazakhstan, if they are competitive, in the Company's opinion, with regard to their technological properties, environmental and operational safety, prices, working parameters, and delivery terms;
- to give preference when conducting Mining Operations to local companies in Kazakhstan when procuring services, if they are competitive, in the Company's opinion, with regard to their technological properties, environmental and operational safety, prices, working parameters, and delivery terms;
- to give preference to hiring Kazakhstani citizens;
- to prepare and perform training programs for the professional training of Kazakhstani citizens and specialists engaged in operations under the Contract;
- to restore the Contract Territory which was disturbed as a consequence of the Company's Mining Operations or other activities of the Company to a condition suitable for further use in accordance with requirements of the Legislation of Kazakhstan.

In April 2006 Committee of Geology and Subsurface Protection under the Ministry of Energy and Mineral Resources (the "Committee") and Centranedra conducted the audit of the Company's fulfilment of license conditions in regard of the Contract. According to the act of working group of the Committee the Company should develop a plan how to reduce the lag in stripping operations by 15 May 2006.

The management of the Company does not expect any significant impacts on its operations and financial position as result of the audit performed by the Committee.

Social commitments. The Company contributes to the maintenance and upkeep of local infrastructures and the welfare of its employees in the areas of its production, including contributions towards the construction, development and maintenance of housing, schools, recreation and other social needs in the geographical areas in which it operates.

Capital expenditure commitments. At 31 December 2005 the Company had contractual capital expenditure commitments in respect of property, plant and equipment totalling Tenge 3,061 thousand (2004: nil).

Operating lease commitments. Where the Company is the lessee, the future minimum lease payments under non-cancellable operating leases of land are as follows:

	2005	2004
	In thousands of Kazakhstani Tenge	
Not later than 1 year	878	878
Later than 1 year and not later than 5 years	3,512	3,512
Later than 5 years	6,146	7,024
Total operating lease commitments	**10,536**	**11,414**

The Company has a right to use land plots where the plant and mine are located under the rent agreements with the local authorities for the period of twenty years starting from 8 August 2000.

Legal proceedings. From time to time and in the normal course of business, claims against the Company are received. On the basis of its own estimates and both internal and external professional advice the management of the Company is of the opinion that no material losses will be incurred in respect of claims.

Insurance policies. Under the terms of the Contract, the Company should hold property insurance and insurance of risk of environmental damages. The Company holds insurance policies in relation to the following risks:

- Insurance of civil responsibility of an employer for causing damage to the life and health of an employee during his/her work duties

- Insurance of civil responsibility of owners of vehicles
- Insurance of civil responsibility of owners of properties, operations of which can cause damage to third parties.

Environmental matters. The enforcement of environmental regulation in the Republic of Kazakhstan is evolving and the enforcement posture of government authorities is continually being reconsidered. The Company periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Provision for asset retirement obligations. The estimate of the outstanding provision for asset retirement obligations was based on the legal contractual obligations in respect of site restoration. This estimate might change upon completion of further environmental study works and reassessment of the existing liabilities.

29 Financial Risk Management

Credit risk. Financial assets, which potentially expose the Company to credit risk, consist principally of trade receivables. The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has significant concentration of credit risk as sales are concentrated on two customers. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Company. The Company works under prepayment basis with customers.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Market risk. The Company takes on exposure to market risks. Market risks arise from LME prices and open positions in currency, all of which are exposed to general and specific market movements. The Supervisory Board sets limits on the value of risk that may be accepted, which is monitored on a daily basis. However, the use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

Foreign exchange risk. The Company sells zinc and lead concentrates to local market and exports to Uzbekistan and Russia and is thus exposed to foreign exchange risk. Foreign currency denominated assets (see Note 11) and liabilities (refer to Note 19) give rise to foreign exchange exposure. The Supervisory Board sets limits on the level of exposure by currency and in total. Compliance with these limits is monitored.

30 Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price.

The estimated fair values of financial instruments have been determined by the Company using available market information, where it exists, and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to determine the estimated fair value. The Republic of Kazakhstan continues to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

Financial assets carried at amortised cost. The fair value of floating rate instruments is normally their carrying amount. The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on the credit risk of the counterparty. Carrying amounts of trade receivables approximate fair values.

31 Events after the Balance Sheet Date

Profit distribution to founders. Based on the financial performance for 2005 and six months of 2006, the Company approved and distributed profit to founders amounting to Tenge 1,175,012 thousand.

Change in owners' structure. On 24 January 2006, River Grande Corporation, 100% owner of Nova Trading Commerce AG, signed the Share Sale and Purchase Agreement ("SPA") with JSC "Chelyabinsk Zinc Plant" and Arkley (UK) Ltd. According to the SPA, JSC "Chelyabinsk Zinc Plant" has acquired 51 percent stake in Nova Trading Commerce AG and Arkley (UK) Ltd. has acquired 49 percent in Nova Trading Commerce AG.

On 10 April 2006, the shares were transferred to JSC "Chelyabinsk Zinc Plant" and Arkley (UK) Ltd.

On 5 May 2006 the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan approved transfer of 51 precent interest and 49 percent interest in "Nova Trading & Commerce AG" to JSC "Chelyabinsk Zinc Plant" and Arkley (UK)Ltd, respectively.

On 24 May 2006, Arkley (UK) Ltd. and to JSC "Chelyabinsk Zinc Plant" signed the Stock Purchase Agreement, transferring 49 percent interest of Nova Trading & Commerce AG from Arkley (UK) Ltd. to JSC "Chelyabinsk Zinc Plant".

On 14 June 2006 the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan approved the transfer of 49 percent interest in "Nova Trading & Commerce AG" from Arkley (UK) to JSC "Chelyabinsk Zinc Plant" and an official letter was sent to JSC "Chelyabinsk Zinc Plant" on 4 August 2006. On 8 August 2006 shares were transferred from Arkley (UK) to JSC "Chelyabinsk Zinc Plant".

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CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

THIS DOCUMENT MAY NOT BE DISTRIBU . nE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR TO A RESIDENT, N. ⌣H CITIZEN OF THE UNITED STATES, the RUSSIAN FEDERATION, A ⌣ı HALIA, CANADA OR JAPAN.

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the prospectus to be published in due course.

17 October, 2006

Joint Stock Company Chelyabinsk Zinc Plant

Intention to List on the London Stock Exchange

Joint Stock Company Chelyabinsk Zinc Plant (CZP) today announces its intention to seek a listing of GDRs (Global Depositary Receipts) on the UK Listing Authority's Official List, the London Stock Exchange, and RTS. The listing will be combined with a global offering of ordinary shares and GDRs to institutional investors.

CZP is the largest producer of zinc and zinc alloys in Russia, both in terms of production volume and sales revenues, and has some of the most technologically advanced production facilities in the global zinc industry. Commenting on the proposed listing, Sergei Moiseyev, Chairman of Chelyabinsk Zinc Plant, said: "Chelyabinsk Zinc is Russia's largest zinc producer, with modern production facilities and a low cost production base. We produce over 95% of Russian Special High Grade zinc and have long standing relationships with key customers in the Russian steel industry. Revenues increased by 225% to $224.3 million in the first six months of 2006, with EBITDA of $80.1 million and an EBITDA margin of 35,7%. The recent acquisition of the Akzhal mine in Kazakhstan will provide high quality zinc concentrate to cover at least 25% of our annual requirements from 2007. The London listing, a key next step in the evolution of Chelyabinsk Zinc's strategy, aims to attract new shareholders, increase trading liquidity and raise our international profile."

The offering is expected to consist of 35 – 40% CZP share capital comprising new and existing shares.

Credit Suisse is acting as sole Bookrunner for the proposed offering, with Alfa Bank, HSBC, and Troika Dialog acting as Co-Lead Managers.

Highlights

- CZP is the largest Russian zinc producer and accounts for over 95% of Russian production of Special High Grade zinc (registered with the London Metal Exchange as CZP SHG). CZP produced 116,400 tonnes of zinc in 2005 and 70,140 tonnes in the first half of 2006.

- In 2005, CZP produced 56% of total zinc output in Russia, where demand for zinc has been increasing in line with overall economic growth. In 2005, 73% of output was sold in Russia (59% in the first six months of 2006) at an estimated average premium of 11 over the LME zinc price (15% in the first six months of 2006).

- In 2005, revenues were $176.9 million. In the first six months of 2006, revenues were $224.3 million, an increase of 225% period to period, with EBITDA of $80.1 million and EBITDA margin of 35.7%, largely due to substantially increased zinc prices and volume of sales. The average LME zinc price for the first six months of 2006 was $2,763 per tonne, compared to $1,382 per tonne in 2005, largely as a result of the excess of global demand over supply and declining inventory levels.

- Modern production technology facilities, including a new zinc electrolysis complex commissioned in 2003 with annual production capacity of up to 200,000 tonnes of SHG zinc.

- CZP committed approximately $101.4 million to upgrade and expand its production facilities from 1999 to 2005, increasing overall production capacity from 130,000 tonnes to 160,000 tonnes. Capital expenditure to further upgrade and expand production for 2006 and 2007 are estimated to be $18.7 million and $18.9 million respectively in order to increase overall capacity to 180,000 tonnes.

- CZP has a low cost production base relative to some international zinc producers, including relatively low labour, electricity and maintenance costs and low electricity consumption per tonne of zinc.

- Acquisition of the Akzhal zinc mine in Kazakhstan producing high quality zinc concentrate to cover at least 25% of annual requirements from 2007.

- CZP enjoys long standing relationships with key customers in the Russian steel industry, and has railway links to St Petersburg and Tuapse sea ports.

- CZP has an experienced management team with a commitment to high standards of corporate governance.

For further information contact

CZP	Anna Levitanskaya (PR)	+7 495 933 2780
	Tatiana Krasnousova (IR)	+7 495 933 2780
Financial Dynamics	Jon Simmons	+44 207 831 3113
	Michael Guerin	+7 495 795 0623

Credit Suisse	Nick Koemtzopoulos Ildar Iksanov	+44 207 888 8888 +7 501 967 8200

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither CZP nor the selling shareholder intends to make any public offering of securities in the United States.

This announcement and any offer mentioned herein if made subsequently are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, (i) Qualified Investors who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) Qualified Investors to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

The sole bookrunner is acting for CZP and the selling shareholder in connection with the listing and offering and for no one else and will not be responsible to anyone other than CZP and the selling shareholder for providing the protections afforded to customers of the sole bookrunner or for providing advice in relation to the listing, offering, the contents of this announcement or any matters referred to herein.

Neither this announcement nor any copy of it may be taken or transmitted into the United States, the Russian Federation, Australia, Canada or Japan or to a resident, national or citizen of Australia, Canada or Japan. This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. The offer and the distribution of this announcement and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. It is intended that a prospectus will be published and made available to the public in accordance with Directive 2003/71/EC in relation to the proposed admission to listing and trading. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

Shares in CZP and the Global Depositary Receipts have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of citizens or residents of Australia, Canada or Japan.

Information contained in this document does not constitute an advertisement of the GDRs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia. The GDRs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia.

CZP Business

Overview

CZP is the largest producer of zinc and zinc alloys in Russia in terms of production volume and sales revenues, and CZP believes that its production facilities are among the most technologically advanced in the global zinc industry. CZP estimates that it currently accounts for in excess of 95% of the total output of special high grade (SHG) zinc in Russia, producing 116,400 tonnes of SHG zinc in 2005 (56% of total Russian zinc production) and 70,140 tonnes of SHG zinc in the first six months of 2006 (59% of total Russian zinc production). CZP generated 78% of its revenues in 2005 from sales to customers in Russia (57% in the first six months of 2006).

CZP's zinc production facilities employ modern technologies, including an advanced zinc electrolysis complex that was commissioned in 2003 with an annual production capacity of 200,000 tonnes of SHG zinc. CZP recovers on average approximately 97% of the zinc contained in the zinc concentrate that it processes to produce refined zinc. CZP registered its SHG zinc, with a zinc content of not less than 99.995%, at the LME in 2004 with the brand name CZP SHG (Chelyabinsk Zinc Plant Special High Grade). In 2005 and the first six months of 2006, CZP derived approximately 87% of its revenues from the sale of zinc and zinc alloys, with the remainder attributable to by-products of its zinc production process, including indium and cadmium. Beginning in April 2006, revenues also included sales of zinc concentrate and lead concentrate by its newly-acquired Kazakh mining subsidiary.

CZP's principal customers are Russian producers of galvanized steel, including MMK, NLMK and Severstal, from whom CZP derived, in aggregate, 76% of its total revenues from Russian customers in 2005 (84% in the first six months of 2006). In 2005 and the first six months of 2006, CZP sold 27% of its SHG zinc output (41% in the first six months of 2006) to export markets through the Swiss trader, Euromin S.A. CZP produces a range of value-added zinc alloys based on its SHG zinc, which offers specific properties for several applications of zinc-based products that cannot generally be obtained from zinc grades with a lower purity content. CZP has generally been able to negotiate a premium over the LME zinc price for domestic sales of its zinc products, largely as a result, CZP believes, of the relatively higher transportation and tariff costs to its customers of imported zinc products and the specifications of its SHG zinc products. In 2005, CZP estimates that its average premium for domestic sales of SHG zinc, calculated on a monthly basis by reference to zinc prices and the volume of sales for the relevant month, was approximately 11% (15% in the first six months of 2006).

CZP's zinc production facilities are located in the Urals region of Russia, close to several of its suppliers of zinc concentrate. As part of CZP's strategy of vertical integration, in August 2006 CZP completed the acquisition of an indirect 100% interest in TOO Nova Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, which produced 26,500 tonnes of zinc in zinc concentrate in 2005. The mineral resources and ore reserves of Nova Zinc have been reviewed by SRK and reclassified in accordance with the JORC Code. As at 1 January 2006, Nova Zinc had estimated deposits under licence with reserves of zinc in ore of 439,000 tonnes. Based on current production levels, CZP estimates that, from January 2007, this mine will supply approximately 40,000 tonnes of zinc in concentrate, representing not less than 25% of CZP's annual zinc concentrate requirements. In addition, CZP has developed long-term relationships with other suppliers for substantially all of its remaining zinc concentrate requirements.

In 2005, CZP had revenue of RR 4,791.2 million ($176.9 million), EBITDA of RR 658.4 million ($24.3 million) and EBITDA margin of 13.7% and, in the six months ended June 30, 2006, CZP had sales revenue of RR 6,072.9 million ($224.3 million), EBITDA of RR 2,169.3 million ($80.1 million) and EBITDA margin of 35.7%.

History

CZP's predecessor, Chelyabinsk Electrolytic Zinc Plant, a state-owned enterprise, was established in 1935 with an annual capacity of 20,000 tonnes of zinc. In the early 1990s, CZP was formed as an open joint stock company in May 1993 and subsequently privatised. In the second half of the 1990s, Euromin Holding B.V., a subsidiary of the Switzerland-based trading group Vitol, began to acquire a controlling stake in CZP and, by 2003, had increased its shareholding in CZP to approximately 87%. In 2003, CZP's current controlling shareholder, Arkley Capital S.à r.l., acquired a controlling interest in CZP through the purchase from the Vitol group of 100% of the shares of Euromin Holding B.V. (now NF Holdings B.V.). As at the date of this prospectus, Arkley Capital owns, directly and indirectly, approximately 90% of the shares of CZP.

Competitive Strengths

CZP believes that it benefits from the following principal competitive strengths:

Leading Russian producer of zinc and zinc alloys

CZP is the largest producer of zinc and zinc alloys in Russia in terms of production volume and sales revenues, and CZP estimates that it currently accounts for in excess of 95% of the total output of SHG zinc in Russia. CZP has long-standing relationships with its core customers, primarily in the Russian steel industry, and CZP produces a range of value-added zinc alloys based on its SHG zinc, which offers specific properties for several applications of zinc-based products that cannot generally be obtained from zinc grades with a lower purity content. CZP believes that the strength of its domestic market position, combined with the significant competitive challenges and capital investment requirements facing any potential new entrant, enables CZP to meet its strategic objective to grow its business with both existing and new customers and allows CZP to take advantage of the more attractive price opportunities in its domestic market. In 2005, CZP estimates that its average premium for sales of zinc to its Russian customers was approximately 11% over the LME zinc price, calculated on a monthly basis by reference to zinc prices and the volume of sales in the relevant month (15% in the first six months of 2006).

Competitive cost production

CZP has invested in modern technologies and implemented cost-management measures at its facilities in order to reduce its operating costs. For example, CZP was able to process approximately 24,000 tonnes of secondary and lower grade materials in 2005, an increase of more than 300% as compared with 2000. In addition, as a Russian-based producer, CZP also has access to lower cost labour, energy and transportation resources relative to some of its international competitors.

One of the global industry's most modern SHG zinc facilities and adoption of industry best practices

CZP believes that it has world class zinc production assets and that its zinc electrolysis facility is among the most modern in the global zinc industry. In addition to its considerable experience in zinc production, CZP has adopted a range of industry best practices from the international metallurgical industry. CZP's quality management system at its production facilities in Chelyabinsk has been certified for compliance with ISO 9001:2000 standards by the German certification agency, TÜV NORD, and the French certification agency, BVQI, respectively.

Experienced management team with proven track record

CZP's management team has substantial experience in the zinc industry and has an established track record of successfully managing the company. They have introduced a corporate culture focused on the development of technological excellence and human resources as key factors in increasing productivity and profitability.

Commitment to environmental standards

CZP believes that its emphasis on sustainable development is a critical element of its future success. CZP is highly committed to the environment and has developed strict policies throughout its operations in order to minimise both the environmental impact of its operations on local communities and the costs that CZP would bear from non-compliance. In July 2006, CZP's environmental management system at its production facilities in Chelyabinsk was certified for compliance with ISO 14001:2004 standards by BVQI.

Strategy

CZP's objective is to be the preferred provider of high-quality zinc products to its core customers and the market leader in zinc production in Russia. To advance its objective, CZP plans to pursue the following strategies:

- Increase its zinc production capacity to 200,000 tonnes per year by 2010.
- Continue its program of investments to maintain its competitive costs structure, increase capacity utilisation and develop its product portfolio.
- Expand its mining assets to become substantially self sufficient in zinc concentrate by 2010.

Increase its zinc production capacity to 200,000 tonnes per year by 2010.

CZP is currently the largest producer of zinc in Russia, and it has typically been able to secure a relatively higher premium for its domestic sales as compared to export sales. Demand for zinc is expected to continue to increase in Russia, particularly in the construction sector, and Russian steel producers have begun to increase their galvanizing capacity. CZP believes that its planned expansion of overall production capacity to 200,000 tonnes of SHG zinc per year by 2010 will enable it to secure its market leading position, raise further its profile in the sector and develop its existing relationships with leading Russian steel producers, as well as to consolidate its position relative to any potential new entrants to the Russian zinc market.

Continue its program of investments to maintain its competitive costs structure, increase capacity utilisation and develop its product portfolio.

CZP believes that continuing investments in its production facilities will enable it maintain its operating costs at competitive levels, as well as utilise further the capacity of its zinc production facilities. CZP is currently investing in additions and expansions to its production facilities, which would allow it to increase overall capacity to 180,000 tonnes of SHG zinc per year, as well as to process more secondary and lower grade materials. CZP believes that further investments to address existing bottlenecks will allow it to reach an overall production capacity of 200,000 tonnes per year by 2010 in accordance with its overall strategy.

Expand its mining assets to become substantially self sufficient in zinc concentrate by 2010.

Following its acquisition of the operator of the Akzhal zinc mine in Kazakhstan in 2006, which, based on current estimates, will supply CZP with at least 25% of its annual zinc concentrate requirements from January 2007, CZP intends to continue to seek zinc mining assets for acquisition or exploration and development in Russia and/or overseas with the objective of achieving substantial self sufficiency in zinc concentrate by 2010. In December 2006, CZP plans to participate in an auction for a 25-year licence to explore and develop the Amurskoye zinc ore deposit in the Chelyabinsk region. CZP believes that increasing vertical integration will enable it increase security of access to raw materials, as well to mitigate the effects of higher zinc concentrate prices on its profit margins.

- ENDS –

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

THIS DOCUMENT MAY NOT BE DISTRIBUTED IN OR INTO THE UNITED STATES, THE RUSSIAN FEDERATION, AUSTRALIA, CANADA OR JAPAN OR TO A RESIDENT, NATIONAL OR CITIZEN OF THE UNITED STATES, THE RUSSIAN FEDERATION, AUSTRALIA, CANADA OR JAPAN.

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which is intended to be published in accordance with the Prospectus Directive.

27 October 2006

Joint Stock Company Chelyabinsk Zinc Plant

Global Offer Price Range of US$127.5 – US$155.0 per Share, US$12.75 – US$15.50 per GDR

Joint Stock Company Chelyabinsk Zinc Plant (CZP), Russia's largest zinc and zinc alloys producer, today announces that the offer price range of its Initial Public Offering has been set at US$127.5 – US$155.0 per ordinary share (US$12.75 – US$15.50 per GDR), implying a market capitalisation (prior to the issuance of new shares) of approximately US$650 million – US$790 million. The price range prospectus is being published and bookbuilding will commence today.

CZP's principal shareholder is offering up to 1,464,525 existing ordinary shares comprising shares and GDRs, with ten GDRs representing an interest in one share. In conjunction with the offering, CZP is offering on a pre-emptive basis to sell in the aggregate up to 325,173 shares in the form of shares to its shareholders of record on 30 August 2006, which includes an offer of 286,120 Shares to the selling shareholder that the selling shareholder has undertaken to the Managers to purchase.

The offering includes an over-allotment option, granted by the selling shareholder to Credit Suisse, as sole Bookrunner, and exercisable for a period of up to 30 days from the announcement of the offer price, to purchase 1,910,250 GDRs.

The offer price is expected to be announced on 7 November.

Credit Suisse is acting as sole Bookrunner for the proposed offering, with Alfa Bank, HSBC, and Troika Dialog acting as Co-Lead Managers.

CZP intends to use the net proceeds it receives from the pre-emptive offer for the further implementation of its business strategy to increase zinc production capacity to 200,000 tonnes per year by 2010, to continue its program of investments to maintain its competitive

costs structure, increase capacity utilization and develop its product portfolio, and to expand its mining assets.

Commenting on today's announcement, Sergei Moiseyev, Chairman of Chelyabinsk Zinc Plant, said:

""We're making good progress towards our London listing. We're excited about the institutional response we have been getting and look forward to satisfying investors' interest on both sides of the Atlantic".

For further information contact:

CZP	Anna Levitanskaya (PR)	+7 495 933 2780
	Tatiana Krasnousova (IR)	+7 495 933 2780
Financial Dynamics	Jon Simmons	+44 207 831 3113
	Michael Guerin	+7 495 795 0623
Credit Suisse	Nick Koemtzopoulos	+44 207 888 8888
	Ildar Iksanov	+7 501 967 8200

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither CZP nor the selling shareholder has registered or intends to register any portion of the offering in the United States and CZP and the selling shareholder do not intend to make any public offering of securities in the United States.

This announcement and any offer mentioned herein if made subsequently are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, (i) Qualified Investors who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) Qualified Investors to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. Stabilisation/FSA.

The Managers are acting for CZP and the selling shareholder in connection with the listing and offering and for no one else and will not be responsible to anyone other than CZP and the selling shareholder for providing the protections afforded to customers of the Managers or for providing advice in relation to the listing, offering, the contents of this announcement or any matters referred to herein.

Neither this announcement nor any copy of it may be taken or transmitted into the United States, the Russian Federation, Australia, Canada or Japan or to a resident, national or citizen of the United States, the Russian Federation, Australia, Canada or Japan. This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. The offer and the distribution of this announcement and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus, which is intended to be published.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

Shares in CZP and the GDRs have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of citizens or residents of Australia, Canada or Japan.

Information contained in this document does not constitute an advertisement of the GDRs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia. The GDRs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia.

CHELYABINSK
ZINC
PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

THIS DOCUMENT MAY NOT BE DISTRIBUTED IN OR INTO THE UNITED STATES, THE RUSSIAN FEDERATION, AUSTRALIA, CANADA OR JAPAN OR TO A RESIDENT, NATIONAL OR CITIZEN OF THE UNITED STATES, THE RUSSIAN FEDERATION, AUSTRALIA, CANADA OR JAPAN.

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which is intended to be published in accordance with the Prospectus Directive.

7 November 2006

Joint Stock Company Chelyabinsk Zinc Plant
Offer Price of US$167.50 per Ordinary Share (US$16.75 per GDR)
Market Capitalisation of $853 Million

Joint Stock Company Chelyabinsk Zinc Plant (CZP), Russia's largest producer of zinc and zinc alloys, today announces that the offer price of its Initial Public Offering (the Global Offer) has been set at US$167.50 per ordinary share ($16.75 per Global Depositary Receipt (GDR)), implying a market capitalisation of $853 million.

The Global Offer comprises 1,680,000 existing ordinary shares in the form of ordinary shares and GDRs (excluding the exercise of the over-allotment option), representing approximately 33 per cent of the Company's existing issued ordinary share capital. The existing shares are being offered by CZP's principal shareholder, with ten GDRs representing an interest in one share. In conjunction with the offering, 325,173 new ordinary shares are being offered on a pre-emptive basis to existing shareholders. The principle shareholder has undertaken to the Managers to subscribe for its full entitlement of 286,125 shares.

Credit Suisse, as sole Bookrunner, has been granted an over-allotment option, exercisable for a period of up to 30 days from today, to purchase or procure purchasers for up to 2,520,000 GDRs, representing 252,000 shares and 15 per cent of the offer size, for the purposes of allowing them to cover short positions arising from over-allotments and stabilisation transactions.

The ordinary shares and GDRs have been placed with a broad range of institutional investors following an international roadshow. The preliminary prospectus was published on 27 October 2006.

Conditional dealings will commence on the London Stock Exchange today under the ticker symbol CHZN. Admission and commencement of unconditional dealings on the London Stock Exchange are expected to take place on 13 November, 2006.

Credit Suisse acted as sole Bookrunner for the offering.

Commenting on today's announcement, Sergei Moiseyev, Chairman of Chelyabinsk Zinc Plant, said:

"Broad institutional support of the deal is a profound proof of our clear and concise strategy of value creation. The IPO of CZP has been an overwhelming success. We intend to employ the proceeds in debottlenecking our plant and expanding our mining assets to reach full self sufficiency in concentrate by 2010".

For further information contact:

CZP	Anna Levitanskaya (PR)	+7 495 933 2780
	Tatiana Krasnousova (IR)	+7 495 933 2780
Financial Dynamics	Jon Simmons	+44 207 831 3113
	Michael Guerin	+7 495 795 0623
Credit Suisse	Nick Koemtzopoulos	+44 207 888 8888
	Ildar Iksanov	+44 207 888 8888

GLOBAL OFFER STATISTICS

Offer price per ordinary share	$167.5
Number of ordinary shares in existing issued ordinary share capital	5,094,368
Market capitalization	$853 million
Number of ordinary shares in the Global Offer (offered as shares or GDRs)	1,680,000
Percentage of the existing issued ordinary share capital in the Global Offer	33 per cent
Gross proceeds of the Global Offer receivable by the principle shareholder	$281 million
Number of ordinary shares subject to the over-allotment option	252,000
Number of ordinary shares in the CZP pre-emptive offer	325,173
Gross proceeds of the CZP pre-emptive offer	$55 million

The offer statistics above assume that all existing shareholders, in addition to CZP's principal shareholder, exercise their right in full to purchase shares under the pre-emptive offer.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither CZP nor the selling shareholder has registered or intends to register any portion of the offering in the United States and CZP and the selling shareholder do not intend to make any public offering of securities in the United States.

This announcement and any offer mentioned herein if made subsequently are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, (i) Qualified Investors who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) Qualified Investors to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied

on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. Stabilisation/FSA.

The Managers are acting for CZP and the selling shareholder in connection with the listing and offering and for no one else and will not be responsible to anyone other than CZP and the selling shareholder for providing the protections afforded to customers of the Managers or for providing advice in relation to the listing, offering, the contents of this announcement or any matters referred to herein.

Neither this announcement nor any copy of it may be taken or transmitted into the United States, the Russian Federation, Australia, Canada or Japan or to a resident, national or citizen of the United States, the Russian Federation, Australia, Canada or Japan. This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. The offer and the distribution of this announcement and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus, which is intended to be published.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

Shares in CZP and the GDRs have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of citizens or residents of Australia, Canada or Japan.

Information contained in this document does not constitute an advertisement of the GDRs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia. The GDRs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia.

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

THIS DOCUMENT MAY NOT BE DISTRIBUTED IN OR INTO THE UNITED STATES, THE RUSSIAN FEDERATION, AUSTRALIA, CANADA OR JAPAN OR TO A RESIDENT, NATIONAL OR CITIZEN OF THE UNITED STATES, THE RUSSIAN FEDERATION, AUSTRALIA, CANADA OR JAPAN.

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which is intended to be published in accordance with the Prospectus Directive.

13 November 2006

Joint Stock Company Chelyabinsk Zinc Plant
Admission to the Official List and Commencement of Unconditional Dealings on the London Stock Exchange

Joint Stock Company Chelyabinsk Zinc Plant (CZP), Russia's largest producer of zinc and zinc alloys, is pleased to announce that its Global Depositary Receipts (GDRs) have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Unconditional dealings in Chelyabinsk Zinc's GDRs will commence at 09.00am today. The Company's GDRs will trade under the ticker symbol CHZN.

Chelyabinsk Zinc successfully completed an oversubscribed Global Offer comprising 1,680,000 existing ordinary shares in the form of ordinary shares and GDRs (excluding the exercise of the over-allotment option), representing approximately 33 per cent of the Company's existing issued ordinary share capital. The ordinary shares and GDRs have been placed with a broad range of institutional investors following an international roadshow.

In conjunction with the offering, 325,173 new ordinary shares were offered on a pre-emptive basis to existing shareholders. The principle shareholder has subscribed for its full entitlement of 286,120 shares. Trading of new shares on the RTS Stock Exchange is expected to commence following filing of a placement notice with the Federal Service for Financial Markets of the Russian Federation on 20 November 2006.

Credit Suisse acted as sole Bookrunner for the offering.

Commenting on today's announcement, Sergei Moiseyev, Chairman of Chelyabinsk Zinc Plant, said:

"The CZP IPO has been an overwhelming success. Broad institutional support of the deal has ensured that we have achieved our aim of a London listing. We intend to employ the proceeds in de-bottlenecking our plant to reach production capacity of 200,000 tonnes per year and expanding our mining assets to reach full self sufficiency in concentrate by 2010".

"We look forward to updating our new shareholders on the implementation of our growth strategy in the coming years."

For further information contact:

CZP	Anna Levitanskaya (PR)	+7 495 933 2780
	Tatiana Krasnousova (IR)	+7 495 933 2780
Financial Dynamics	Jon Simmons	+44 207 831 3113
	Michael Guerin	+7 495 795 0623
Credit Suisse	Nick Koemtzopoulos	+44 207 888 8888
	Ildar Iksanov	+44 207 888 8888

GLOBAL OFFER STATISTICS

Offer price per ordinary share	$167.5
Number of ordinary shares in existing issued ordinary share capital	5,094,368
Market capitalization	$853 million
Number of ordinary shares in the Global Offer (offered as shares or GDRs)	1,680,000
Percentage of the existing issued ordinary share capital in the Global Offer	33 per cent
Gross proceeds of the Global Offer receivable by the principle shareholder	$281 million
Number of ordinary shares subject to the over-allotment option	252,000
Number of ordinary shares in the CZP pre-emptive offer	325,173
Gross proceeds of the CZP pre-emptive offer	$55 million

The offer statistics above assume that all existing shareholders, in addition to CZP's principal shareholder, exercise their right in full to purchase shares under the pre-emptive offer.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither CZP nor the selling shareholder has registered or intends to register any portion of the offering in the United States and CZP and the selling shareholder do not intend to make any public offering of securities in the United States.

This announcement and any offer mentioned herein if made subsequently are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, (i) Qualified Investors who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) Qualified Investors to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. Stabilisation/FSA.

The Managers are acting for CZP and the selling shareholder in connection with the listing and offering and for no one else and will not be responsible to anyone other than CZP and the selling shareholder for providing the protections afforded to customers of the Managers or for providing advice in relation to the listing, offering, the contents of this announcement or any matters referred to herein.

Neither this announcement nor any copy of it may be taken or transmitted into the United States, the Russian Federation, Australia, Canada or Japan or to a resident, national or citizen of the United States, the Russian Federation, Australia, Canada or Japan. This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. The offer and the distribution of this announcement and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus, which is intended to be published.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

Shares in CZP and the GDRs have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of citizens or residents of Australia, Canada or Japan.

Information contained in this document does not constitute an advertisement of the GDRs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia. The GDRs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia.

CHELYABINSK
ZINC
PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

28 November 2006

Chelyabinsk Zinc Plant
Announces Exercise of Over-Allotment Option

Joint Stock Company Chelyabinsk Zinc Plant, Russia's largest producer of zinc and zinc alloys, is pleased to announce that it has received notice from its underwriting syndicate that they have elected to exercise partially the over-allotment option.

- After the exercise of the over-allotment option, CZP will have raised gross proceeds in the aggregate amount of U.S.$314 million.
- CZP's GDRs will trade on the London Stock Exchange under the ticker symbol CHZN.

Credit Suisse acted as sole global coordinator and bookrunner in connection with the offering.

For further information contact:

CZP	Anna Levitanskaya (PR)	+7 495 933 2780
	Tatiana Krasnousova (IR)	+7 495 933 2780
Financial Dynamics	Jon Simmons	+44 207 831 3113
	Michael Guerin	+7 495 795 0623
Credit Suisse	Nick Koemtzopoulos	+44 207 888 8888
	Ildar Iksanov	+44 207 888 8888

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither CZP nor the selling shareholder has registered or intends to register any portion of the offering in the United States and CZP and the selling shareholder do not intend to make any public offering of securities in the United States.

This announcement and any offer mentioned herein if made subsequently are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, (i) Qualified Investors who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) Qualified Investors to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. Stabilisation/FSA.

The Managers are acting for CZP and the selling shareholder in connection with the listing and offering and for no one else and will not be responsible to anyone other than CZP and the selling shareholder for providing the protections afforded to customers of the Managers or for providing advice in relation to the listing, offering, the contents of this announcement or any matters referred to herein.

Neither this announcement nor any copy of it may be taken or transmitted into the United States, the Russian Federation, Australia, Canada or Japan or to a resident, national or citizen of the United States, the Russian Federation, Australia, Canada or Japan. This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. The offer and the distribution of this announcement and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus, which is intended to be published.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

Shares in CZP and the GDRs have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia,

Canada or Japan or to, or for the account or benefit of citizens or residents of Australia, Canada or Japan.

Information contained in this document does not constitute an advertisement of the GDRs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia. The GDRs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia.

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

JSC Chelyabinsk Zinc Plant Wins Tender for Development of Amurskoye Zinc Deposit Subject to State Approval

Chelyabinsk, Russia – December 14, 2006 - Chelyabinsk Zinc Plant (RTS: CHZNG, LSE: CHZN), the leading Russian zinc producer, is pleased to announce that it has won the preliminary selection by tender to develop the Amurskoye Deposit, located in Bredinsky district, Chelyabinsk region, Russia. Five companies took part in the tender, organized by Chelyabinsk Region Territorial Agency for Subsoil Use, for the right to undertake a geological study, exploration and extraction of zinc ores.

Selection was made by Tender Commission consisting of representatives of regional and federal agencies. Based on Russian law, tender results are subject to approval by the Federal Agency for Subsoil Use (Rosnedra), with the winning bidder receiving exploration and development licence for 25 years.

Commenting on the preliminary results of the tender, Sergei Moiseyev, Chairman of the Board of Chelyabinsk Zinc Plant, said; "Our participation in the tender for exploration and development of the Amurskoye zinc deposit is in line with the company's vertical integration strategy, which is aimed at achieving greater self-sufficiency in raw materials in order to expand our production program and raise business efficiency." Mr. Moiseyev stressed that; "Chelyabinsk Zinc Plant proposed the fastest development rate of the site compared to the tender terms. Moreover, the company fully complies with one of the key conditions of the licence, which called for mandatory processing of zinc concentrate in the Chelyabinsk region."

Mr. Moiseyev also said, "In the event that the results of the tender are approved by Rosnedra, Chelyabinsk Zinc Plant could produce around 30,000 tonnes of zinc in concentrate by 2010 by developing the Amursky deposit with further increase in production volume to 50,000 tonnes in 2011. In these circumstances, the company's investments would reach approximately US$100 million."

According to recent exploration studies, probable reserves at the Amursky deposit are evaluated as 1 million tonnes of zinc. The zinc content in the ore is up to 2.64%.

About Chelyabinsk Zinc Plant

Chelyabinsk Zinc Plant OJSC is the leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005 the plant produced 116,000 tonnes of Special High Grade zinc, according to IFRS consolidated accounts revenues reached RR 4,791.2 million ($176.9 million), and profit was RR 147.2 million ($5.4 million). In the six months of 2006 CZP had consolidated revenue of RR 6,072.9 million ($224.3 million), consolidated profit of RR 1,313.0 ($48.5 million). In January-June 2006 the plant produced 70,100 tonnes of SHG zinc.
In 2006 the plant acquired 100% control of Nova-Zinc, developer of the Akzhal Zinc Mine, Kazakhstan. From 1 Jan., 2007 zinc concentrate produced at Akzhal Mining and Processing Plant will be supplied to Chelyabinsk Zinc Plant.

In 2003 Chelyabinsk Zinc Plant put into operation an automated zinc electrolysis complex supplied with the latest equipment. In 2004 the CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark was officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.
The plant is a part of ChTPZ Group which consists of Chelyabinsk Pipe Plant OJSC (RTS: CHEP), Pervouralsky Novotrubny Zavod OJSC (RTS: PNTZ), ChTPZ-Complex Pipe Systems (maintenance company), a metal trading company Uraltrubostal, and ChTPZ-Meta, a company specializing in scrap metal collection and processing. Total turnover of the Group exceeds US$2 billion. Arkley Capital SARL, Luxembourg, manages ChTPZ Group's assets.

This announcement may include forward-looking statements, including CZP's current expectations concerning the development of the deposit for which CZP has acquired a licence. CZP's actual results may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. By their nature, forwarding-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Even if the actual results are consistent with the forward-looking statements contained in this announcement, those results may not be indicative of results or developments in future periods. CZP does not undertake any obligation to update any forward-looking statements to reflect events that occur or circumstances that arise after the date of this announcement.

For more information contact:
Anna Levitanskaya, Public Relations Director, Anna.Levitanskaya@zinc.ru
Tatiana Krasnousova, Manager Investor Relations, Tatyana.Krasnousova@zinc.ru
Telephone: +7 (495) 933 27 80

CHELYABINSK ZINC PLANT

OJSC CHELYABINSK ZINC PLANT
24, Sverdlovskyi trakt,
Chelyabinsk, 454008, Russia
Tel.: +7 (351) 799-00-00
Fax: +7 (351) 799-00-65
www.zinc.ru

NEWS RELEASE

For Immediate Release – 28 *December, 2006*

JSC Chelyabinsk Zinc Plant Announces 3Q Results For The Nine Months Ended September 30, 2006

Chelyabinsk Zinc Plant (LSE: CHZN, RTS: CHZNG), Russia's largest producer of zinc and zinc alloys, is pleased to announce its results for the nine months ended 30 September, 2006.

Sergei Moiseyev, Chairman of the Board of Directors said: «Our interim results show CZP moving ahead with healthy margins while maintaining consensus expectations".

Consolidated financial results for 9 months of 2006*

All amounts in thousands of US$

	9M 2006	9M 2005	Change	6M 2006
Sales	**390 738**	**108 568**	**260%**	**226 773**
Gross Profit	**149 662**	**21 715**	**589%**	**80 658**
gross margin,%	*38%*	*20%*		*36%*
EBITDA	**130 890**	**10 290**	**>1000%**	**81 008**
EBITDA margin,%	*33%*	*9%*		*36%*
Profit/(loss) before income tax	**105 279**	**(1 744)**	**N/A**	**65 976**
Net Income	**80 767**	**(1 446)**	**N/A**	**49 028**
net margin,%	*21%*	*N/A*		*22%*

** Unaudited accounts. The US dollars amounts were calculated on the exchange rate of RR 26.7799 per $1, the official exchange rate as reported by the Central Bank of Russia for September 30, 2006*

In January-September 2006 Chelyabinsk zinc plant (CZP) produced 110,178 tonnes of zinc, 38% more than the year-earlier period (79,754 tonnes).

CZP's subsidiary Nova Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, mined 904,208 tones of ore in January-September, with the average zinc content in the ore of 2.9% and lead content of 0.63%. Production of zinc concentrate by Nova Zinc totalled 24,229 tonnes of zinc in zinc concentrate.

CZP's revenues increased by 260% to $390.8 million in the first nine months of 2006 as compared to the same period of 2005. The main reasons of this increase were the significant increase in LME zinc prices (average of US$2965 tonne against US$1296 tonne for the same period last year) and growth in the volume of zinc sales (from 72,993 tonnes of zinc and zinc in alloys in the first nine months of 2005 to 99,953 tonnes for the same period of 2006). The increase in revenues was also attributable to a higher pricing premium for domestic sales in 2006 that was partially offset by a decline in the volume of domestic sales as a proportion of total sales volume. Revenues for the period also included $37.8 million (or 9.7% of total revenues) generated by Nova Zinc, from the date of its consolidation into CZP's results on 1 April 2006.

Gross profit margin increased to 38% in the first nine months compared to 20% for the first nine months of 2005, while EBITDA margin increased from 9% to 33%. All margins posted positive growth year on year since the rate of sales growth exceeded the rate of increase in cost of sales, and selling, general and administrative costs. This trend was partially offset by the increased cost of zinc concentrates for CZP relative to LME zinc prices. The improvement in financial performance was also attributable to the consolidation of Nova Zinc with a gross profit margin of 49% and EBITDA margin of 52% for the first nine months of 2006.

CZP will host an Investor Conference Call to discuss its Q3/2006 financial results today, December 28, 2006 at 3.00 p.m. London time (6.00 p.m. Moscow time, 10.00 a.m. New York time).

Participants dial-in number is + 44 (0) 1452 569 393.
A replay service will be available until January 1, 2007 (for five days).
Replay details are as follows:
dial-in number +44 (0)1452 550 000, pin (access) number 5210195

About Chelyabinsk Zinc Plant
Chelyabinsk Zinc Plant JSC is the leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005, the plant produced 116,000 tonnes of Special High Grade zinc. According to the IFRS consolidated accounts, revenues reached RR 4,791.2 million, and profit was RR 147.2 million.
In 2006, CZP acquired 100% control of Nova Zinc, developer of the Akzhal Zinc Mine, Kazakhstan. Starting January 1st 2007 zinc concentrate produced at the Akzhal Mining and Processing Plant will be supplied to Chelyabinsk Zinc Plant.
In 2003, Chelyabinsk Zinc Plant put into operation an automated zinc electrolysis complex supplied with the latest equipment. In 2004, the CZP SHG (CHELYABINSK ZINC PLANT SPECIAL HIGH GRADE) zinc trademark was officially registered at the London Metal Exchange (LME). Official inclusion of the trademark into LME brand listing confirms metal purity of not less than 99.995% (by zinc content) and guarantees strict conformity in quality, weight, form and packaging by all zinc produced by Chelyabinsk Zinc Plant with the highest international standards.
Chelyabinsk Zinc's GDRs trade of the London Stock Exchange under the ticker symbol CHZN and the ordinary shares trade on RTS as CHZNG.

Investor and Media Contacts:
Anna Levitanskaya, PR Director, Anna.Levitanskaya@zinc.ru +7 (495) 933 27 80
Tatiana Krasnousova, Manager IR, Tatyana.Krasnousova@zinc.ru +7 (495) 933 27 80
Jon Simmons, Financial Dynamics +44 207 831 3113
Michael Guerin, Financial Dynamics +7 495 795 0623

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Balance sheet as of 30 September 2006

In thousands of Russian Roubles	30 September 2006 (Unaudited)	31 December 2005
ASSETS		
Non-current assets:		
Property, plant and equipment	7 070 777	3 311 755
Advances for capital construction	64 149	5 199
Goodwill	843 567	
Other intangible assets	18 457	24 028
Available-for-sale investments	2 106	2 108
Other non-current assets	367	
Total non-current assets	**7 999 423**	**3 343 090**
Current assets:		
Inventories, net	1 851 127	1 478 985
Trade and other receivables, net	1 973 918	689 769
Loans receivable	18 000	26 000
Cash and cash equivalents	752 958	131 740
Restricted cash		4 073
Total current assets	**4 596 003**	**2 330 567**
Total assets	**12 595 427**	**5 673 657**
Equity:		
Share capital	78 535	74 077
Share premium	47 368	48 192
Legal reserve	397	397
Cumulative translation reserve	(112 680)	
Retained earnings	6 398 449	4 235 524
Total equity	**6 412 069**	**4 358 190**
LIABILITIES		
Non-current liabilities:		
Borrowings	3 139 949	
Deferred income tax liability	1 275 080	181 264
Other non-current liabilities		
Total non-current liabilities	**4 415 029**	**181 264**
Current liabilities:		
Borrowings	419 470	269 836
Trade and other payables	739 857	808 933
Current income tax payable	8 009	38 444
Other taxes payable	600 992	16 990
Total current liabilities	**1 768 328**	**1 134 203**
Total liabilities	**6 183 357**	**1 315 467**
Total liabilities and equity	**12 595 426**	**5 673 657**

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Statement of Income for nine months ended 30 September 2006

In thousands of Russian Roubles	Nine months ended 30 September 2006	Nine months ended 30 September 2005
	(Unaudited)	
Revenues	10 463 916	2 907 444
Cost of sales	(6 455 970)	(2 325 916)
Gross profit	4 007 946	581 528
Distribution costs	(152 865)	(61 090)
General and administrative expenses	(986 788)	(552 140)
Operating profit / (lost)	2 868 293	(31 702)
Finance income	2 688	23 607
Finance costs	(152 888)	(29 348)
Net foreign exchange gain / (loss)	101 256	(9 256)
Profit / (loss) before income tax	2 819 349	(46 699)
Income tax expense	(656 420)	7 977
Profit / (loss) for the period	2 162 928	(38 721)
Profit is attributable to:		
Equity holders of the Company	2 162 928	(38 721)
Net profit for the period	2 162 928	(38 721)

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Statement of Cash Flows for nine months ended 30 September 2006

In thousands of Russian Roubles	Nine months ended 30 September 2006	Nine months ended 30 September 2005
	(Unaudited)	
Cash flows from operating activities		
Income before taxation	2 819 349	(46 699)
Adjustments for:		
Depreciation	530 339	304 697
Provisions for impairment of inventories	1 168	(6 285)
Provision for impairment of receivables	5 047	(531)
Loss on disposal of property, plant and equipment	111 922	
Interest expense	152 529	5 741
Interest income	(5 373)	
Foreign exchange (gains)/losses	19 061	2 361
Operating cash flows before working capital changes		
(Increase) / decrease in inventory	(234 437)	(347 650)

(Increase) / decrease in trade and other receivables	(1 244 168)	(114 318)
Increase / (decrease) in trade and other payables	(162 918)	149 558
Increase / (decrease) in taxes payable	223 731	55 514
(Increase) / decrease in restricted cash	4 073	
Cash generated from operations		
Income taxes paid	(406 960)	(20 436)
Interest paid	(152 529)	(29 348)
Net cash generated from operating activities	1 660 834	(47 396)
Cash flows from investing activities:		
Purchase of property, plant and equipment	(589 137)	(38 815)
Proceeds from the sale of property, plant and equipment	2 801	
Proceeds from the sale of long term investments	2	
Net cash paid for purchase of subsidiary	(3 715 677)	
Receipts from repayment of loans	8 000	
Interest received	5 373	23 607
Net cash (used in) / generated investing activities:	(4 288 639)	(15 208)
Cash flows from financing activities:		
Proceeds from long term borrowings	3 139 949	
Proceeds from short term borrowings	149 634	(54 644)
Acquisition of treasury shares	(21 804)	
Net cash generated from / (used in) financing activities	3 267 779	(54 644)
Effect of translation and foreign exchange rate changes on cash and cash equivalents	(19 061)	37
Net increase in cash and cash equivalents	620 913	(117 211)
Cash and cash equivalents at the beginning of the period	131 740	188 207
Cash and cash equivalents at the end of the period (net of restricted cash of RR 4,073)	752 653	70 996

Joint Stock Company Chelyabinsk Zinc Plant
Consolidated Interim Statement of Changes in Equity for the nine months ended 30 September 2006

In thousands of Russian Roubles	Share capital	Treasury shares	Share premium/ discount	Legal reserve	Cumulative translation reserve	Retained earnings	Total equity
Balance at 1 January 2005	**74 077**		**48 192**	**397**		**4 088 299**	**4 210 965**
Net income for the period						(38 721)	(38 721)
Total recognised income for the period	-	-	-	-	-	(38 721)	(38 721)
Balance at 30 September 2005	**74 077**	**-**	**48 192**	**397**	**-**	**4 049 578**	**4 172 244**
Balance at 1 January 2006	**74 077**	**-**	**48 192**	**397**	**-**	**4 235 521**	**4 358 187**
Shares issued	**4 458**		**(4 458)**				-
Translation movement					(112 680)		**(112 680)**
Net income recognised directly in equity	-	-	-	-	(112 680)	-	(112 680)
Net income for the period						2 162 928	2 162 928
Total recognised income for the period	-	-	-	-	-	2 162 928	2 162 928
Acquisition of treasury shares		21 804					21 804
Sale of treasury shares		(21 804)	3 634				(18 170)
Balance at 30 September 2006	**78 535**	**-**	**47 368**	**397**	**(112 680)**	**6 398 449**	**6 412 069**

**Appendix
to Minfin Russia Order
No. 67n dated July 22, 2003**

Balance Sheet

as of December 31, 2005

		Codes	
	Form 1	0710001	
	Date (year, month, day)	2006	3	15
Organization: JSC CZP	Code	00194228	
Taxpayer ID	INN	74480000013	
Type of activity	Code	27.43	
Form of incorporation / form of ownership	Code	47	34
Unit of measurement: '000 rubles / million rubles (as approrpriate)	Code	384/385	

Location (address) Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Date approved	
Date sent (filed)	3/15/2006

Assets	Line Code	Start of reporting year	End of reporting year
1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110	23663	22479
Fixed assets	120	3073953	2791881
Construction in progress	130	297633	330694
Income-bearing investments in tangible assets	135		
Long-term financial investments	140	1253	1238
Deferred tax assets	145	6679	
Other non-circulating assets	150	2065	
TOTAL for section I	190	3405246	3146292
II. CURRENT ASSETS			
Inventory	210	681175	1424418
including: supplies, materials, and other similar assets	211	474381	1134014
livestock	212		
construction in progress costs	213	65048	111951
finished products and goods for resale	214	84316	115863
goods forwarded	215		
deferred expenses	216	57430	62590
other inventory and costs	217		
Value added tax on assets acquired	220	139933	102398
Receivables (amounts falling due after more than 12 months from the reporting date)	230		
including buyers and customers			
Receivables (amounts falling due within 12 months from the reporting date)	240	274772	519492
including buyers and customers	241	59612	228350
Short-term financial investments	250	169009	32570
Cash	260	188207	128950
Other current assets	270		
TOTAL for section II	290	1453096	2207828
BALANCE	300	4858342	5354120

Copy of Balans2005.XLS

Form 0710001 p. 2

Liabilities	Line Code	Start of reporting year	End of reporting year
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	637	637
Own shares purchased from shareholders			
Additional capital	420	1246646	1246646
Reserve capital	430	96	96
including: reserve funds created under the law	431	96	96
reserves created under the constituent documents	432		
Retained profit (pending losses)	470	2737188	2942256
TOTAL for section III	490	3984567	4189635
IV. LONG-TERM LIABILITIES			
Loans and credits	510	447448	269836
Deferred tax liabilities	515	141988	138623
Other long-term liabilities	520		
TOTAL for section IV	590	589436	408459
V. SHORT-TERM LIABILITIES			
Loans and credits	610		
Accounts payable	620	282590	755939
including suppliers and contractors	621	85828	615795
payables to personnel	622	7414	9576
arrears in respect of extra-budgetary funds	623	1517	1534
arrears on taxes and levies	624	40665	54670
other creditors	625	106811	
Arrears in respect of payment of income to shareholders (founding members)	630	1640	
Deferred income	640		
Reserves for forthcoming expenditures	650		
Other short term liabilities	660	109	87
TOTAL for section V	690	284339	756026
BALANCE	700	4858342	5354120
Details of assets included in below-line accounts			
Leased fixed assets	910		
including leased assets	911		
Goods and materials accepted for safe custody	920	9875	14100
Goods accepted on consignment	930		
Written off debts of insolvent debtors	940	10079	7647
Security received in respect of debt and payments	950		
Security given in respect of debt and payments	960	55497	
Depreciation of housing properties	970		
Depreciation of landscaping and other similar facilities	980		
Intangible assets for temporary use	990		

CEO ____________ (signature) ________________ (printed name)   Chief Accountant ____________ (signature) ________________ (printed name)

____ ______________ 20____

Translated from Russian into English for information purposes

PROFIT AND LOSS STATEMENT for 2005

	CODES
Form 2	0710002
Date (year, month, day)	**2006.03.15**
Organization **Chelyabinsk Zinc Plant**	00194228
Taxpayer ID	7448000013
Type of activity **zinc production**	27.43
Form of incorporation / form of ownership **open joint-stock company / joint private and foreign ownership**	47 / 34
Unit of measurement: '000 rubles / ~~million rubles~~ (cross our whichever not applicable)	384/~~385~~

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. INCOME AND EXPENDITURE IN RESPECT OF PRIMARY OPERATIONS			
Revenues (net) from the sale of goods, production, work, services (not including value-added tax, excise and similar mandatory payments)	010	4 765 317	4 014 893
Including the sale of: Finished products and services on domestic market	011	3 634 756	3 134 826
Export of finished products, goods and services	012	1 032 799	852 851
Goods	013	97 762	27 216
Cost price of goods, production, work, services sold	020	(4 208 462)	(3 578 798)
Including the sale of: Finished products and services on domestic market	021	(3 053 274)	(2 588 060)
Export of finished products, goods and services	022	(1 051 679)	(963 286)
Goods	023	(103 509)	(27 452)
Gross profit	**029**	**556 855**	**436 095**
Business expenses	030	(104 048)	(132 820)
Administrative expenses	040	-	-
Profit (losses) on sales (lines 010-020-030-040)	**050**	**452 807**	**303 275**
Interest due on foreign currency account and term deposit	060	24 276	7 992
Interest payable	070	(9 197)	(33 134)
Income from collaboration with other organizations	080	129	-
Other operating income	090	15 671	32 846
Other operating expenses	100	(86 161)	(115 800)
Non-operating income	120	43 676	73 649
Other operating expenses	130	(74 969)	(74 614)
Profit (losses) before tax (lines (050+060-070+080+090-100+110-120))	**140**	**366 232**	**194 214**
Deferred tax assets repaid	141	**(6 679)**	**(15 117)**
Deferred tax obligations	142	**3 348**	**(10 853)**
Profit tax from securities income	150	**(4)**	**(12)**
Current profit tax	151	**(93 800)**	**(39 752)**
Allocated funds	160	**(876)**	**(1 658)**

Net profit (loss) for the reporting period as per financial statements	**190**	**<u>268 221</u>**	**<u>126 822</u>**
	2		
FOR INFORMATION Regular tax obligations (assets)	201	9 072	20 313
Basic earnings (losses) per share Diluted earnings (losses) per share	202		

BREAKDOWN OF PARTICULAR PROFITS AND LOSSES

Item	Line Code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Default interest and penalty fines acknowledged or for which a court order for recovery has been made	210	159	19 718	150	14 214
Profit (losses) from previous years	220	116	825	1 293	(21 313)
Compensation for losses arising from failure to perform or duly perform obligations	230	-	-	-	-
Exchange rate fluctuations on foreign currency operations	240	26 238	34 333	52 394	27 845
Deductions to valuation reserves	250	-	-	-	-
Written off accounts receivable and accounts payable for which the statute of limitations has expired	260	2 456	394	463	-

CEO ______________________ **/V.V. Geikhman/**

(signature) (printed name)

Chief Accountant ______________________ **/ V.V. Krokhalev-Lyalin/**

(signature) (printed name)

Appendix to Minfin Russia Order No. 67n dated July 22, 2003

Statement of Changes in Equity
for the year **200** 5

		Codes		
	Form 3	0710003		
	Date (year, month, day)	2006	3	15
Organization JSC CZP	Code	00194228		
Taxpayer ID	INN	7448000013		
Type of activity	Code	27.43		
Form of incorporation / form of ownership	Code	47	34	
Unit of measurement: '000 rubles / million rubles (as approrpriate)	Code	384/385		

I. Changes in Equity

Indicator		Charter capital	Additional capital	Reserve capital	Retained profit (Pending losses)	Total
Description	Code					
1	2	3	4	5	6	7
Balance as of December 31 of the year preceding the previous year	010	637	1247791	96	2657030	3905554
200 4 (previous year) Changes to reporting policy	011	x	x	x		
Figure after recalculating fixed assets	012	x		x		
Balance as of January 1 of the previous year	020	637	1247791	96	2657030	3905554
Figure after recalculating foreign currency	023	x		x	x	
Net profit	025	x	x	x	126822	126822
Dividends	026	x	x	x	(-)	
Deductions to reserve fund	030	x	x		(-)	
Increasea in equity from additional share issue	041		x	x	x	
increase in par value of shares	042		x	x	x	
reorganization of legal entity	043		x	x		
Reduction in equity from reduction ion par value of shares	051	(-)	x	x	x	(-)
reduction in number of shares	052	(-)	x	x	x	(-)
reorganization of legal entity	053	(-)	x	x	(-)	(-)
Figure after recalculating fixed assets			(1145)			(1145)
Writing off construction in progress					(3939)	(3939)
Used for social needs	054				(42725)	(42725)
Balance as of December 31 of the previous year	060	637	1246646	96	2737188	3984567
200 5 (reporting year) Changes to reporting policy	061	x	x	x		
Figure after recalculating fixed assets	062	x		x		
Balance as of January 1 of the reporting year	100	637	1246646	96	2737188	3984567
Figure after recalculating foreign currency	103	x		x	x	
Net profit	105	x	x	x	268221	268221
Dividends	106	x	x	x	(-)	

Form 0710003 p. 2

Indicator: Description	Code	Charter capital	Additional capital	Reserve capital	Retained profit (Pending losses)	Total
1	2	3	4	5	6	7
Deductions to reserve fund	110	x	x		(-)	
Increasea in equity from additional share issue	121		x	x	x	
increase in par value of shares	122		x	x	x	
reorganization of legal entity	123		x	x		
Reduction in equity from reduction ion par value of shares	131	(-)	x	x	x	(-)
reduction in number of shares	132	(-)	x	x	x	(-)
reorganization of legal entity	133	(-)	x	x	(-)	(-)
Writing off construction in progress	135				(785)	(785)
Debt repayment from earned profit					(24951)	(24951)
Used for social needs	136				(37417)	(37417)
Balance as of December 31 of the reporting year	140	637	1246646	96	2942256	4189635

II. Reserves

Indicator: Description	Code	Balance	Incoming	Expenditure	Balance
1	2	3	4	5	6
Reserves created in acordance with the law					
Reserve capital (name of reserve fund)					
for the previous year	150	96		(-)	96
for the reporting year	151	96		(-)	96
(name of reserve fund)					
for the previous year	152			(-)	
for the reporting year	153			(-)	
Reserves created in accordance with the constituent documents					
(name of reserve fund)					
for the previous year	160			(-)	
for the reporting year	161			(-)	
(name of reserve fund)					
for the previous year	162			(-)	
for the reporting year	163			(-)	
Valuation reserves					
Provision for bad debts (name of reserve fund)					
for the previous year	170	2735	1078	(1794)	2019
for the reporting year	171	2019	209	(747)	1481
(name of reserve fund)					
for the previous year	172			(-)	
for the reporting year	173			(-)	
(name of reserve fund)					
for the previous year	174			(-)	
for the reporting year	175			(-)	

1	2	3	4	5	6
Reserves for pending expenditures					
(name of reserve fund) for the previous year	180			(-)	
for the reporting year	181			(-)	
(name of reserve fund) for the previous year	182			(-)	
for the reporting year	183			(-)	

For information

Indicator		Balance at beginning of reporting year		Balance at end of reporting year	
Description	Code				
1	2	3		4	
1) Net assets	200	3984567		4189635	
		Budgeted		Extra-budgetary	
		Reporting year	Previous year	Reporting year	Previous year
		3	4	5	6
Allocated to: expenditures in the normal course of business — total	210				
including					
investments to non-current assets	220				
including:					

CEO ____________ (signature) ____________ (printed name)

Chief Accountant ____________ (signature) ____________ (printed name)

___ ____________ 20___

Appendix to Minfin Russia Ord
No. 67n dated July 22, 20(

Cash Flow Statement

for the year **20** 05

		Codes		
	Form 4	0710004		
	Date (year, month, day)	2006	3	15
Organization JSC CZP	Code	00194228		
Taxpayer ID	INN	7448000013		
Type of activity	Code	27.43		
Form of incorporation / form of ownership	Code	47	34	
Unit of measurement: '000 rubles / million rubles (as approrpriate)	Code	384/385		

Indicator		For the reporting year	For the same period of the previous year
Description	Code		
1	2	3	4
Balance of cash funds at beginning of reporting year	010	188207	85832
Cash flow from ongoing operations			
Funds from buyers and customers	020	4436014	3695834
Funds from operations with foreign currency	030	370159	520541
Other income	050	424746	1057782
Cash funds for:			
payment for goods, work, services, raw materials and other current assets	150	(4145515)	(3468584)
wages	160	(185239)	(170668)
dividend and interest payments	170	(29326)	(52052)
payment of taxes and levies	180	(247682)	(275260)
payments to extra-budgetary funds	181	(56233)	(57304)
sale of foreign currency	183	(371010)	(521611)
other expenditures	190	(127169)	(195885)
Net cash from ongoing operations	200	68745	532793
Cash flow from investment operations			
Revenues from the sale of fixed assets and other non-current assets	210		
Revenues from the sale of securities and other financial investments	220	15	
Earned dividends	230	129	
Earned interest	240	13784	2706
Receipts from repayment of loans extended to other organizations	250	805000	30000
Acquisition of subsidiaries	280		
Acquisition of fixed assets, income-generating investments in goods and intangible assets	290	(96633)	(112036)
Acquisition of securities and other fnancial investments	300		(15)
Loans granted by other organizations	310	(662000)	(199000)
Net cash from investment operations	340	60295	-278345

Form 0710004 p. 2

1	2	3	4
Cash flow from financial operations Receipts from the issue of shares or other share interests бумаг	350		
Receipts from loans and credits extended by other organizations	360	90452	151492
Repayment of loans and credits (not including interest)	390	(278749)	(303565)
Repayment of debt on leased items	400		
Net cash from financial operations	410	-188297	-152073
Net increase (reduction) in cash funds and equivalent	420	-59257	102375
Balance of cash funds at the end of the reporting period	430	128950	188207
Impact of fluctuations in exchange rate of foreign currencies against the ruble	440	-397	-2859

CEO ____________ (signature) ________________ (printed name) Chief Accountant ____________ (signature) ________________ (printed name)

___ ______________ 20___

Appendix
to Minfin Russia Order
No. 67n dated July 22, 2003

Attachment to Balance Sheet

for the year **20** 05

	Codes		
Form 5	0710005		
Date (year, month, day)	2006	3	15
Organization JSC CZP — Code	00194228		
Taxpayer ID — INN	7448000013		
Type of activity — Code	27.43		
Form of incorporation / form of ownership — Code	47	34	
Unit of measurement: '000 rubles / million rubles (as approrpriate) — Code	384/385		

Location (address) Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Non-tangible assets

Indicator		Balance at beginning of reporting year	Incoming	Outgoing	Balance at end of reporting year
Description	Code				
1	2	3	4	5	6
Intellectual property (exclusive rights to income from intellectual property)	010	23663		(-)	23663
including: those of patent holders for inventions, industrial prototypes, working models	011			(-)	
those of licensees to software programs and data bases	012			(-)	
those of owners of rights to integrated circuit layouts	013			(-)	
those owners of trade marks and service marks, and appellations of origin of goods	014	23663		(-)	23663
those of patent holders of selection patents	015			(-)	
Administration expenses	020			(-)	
Goodwill	030			(-)	
Other	040			(-)	

Indicator		At beginning of reporting year	At end of reporting year
Description	Code		
1	2	3	4
Depreciation of non-tangible assets — total	050		1183
including trade mark			1183

Fixed Assets

Indicator		Balance	Incoming	Outgoing	Balance
Description	Code	at beginning of reporting year			at end of reporting year
1	2	3	4	5	6
Buildings	110	993269	1480	(3)	994746
Structures and transfer mechanisms	111	744088	2128	(440)	745776
Machinery and equipment	112	2313742	56258	(20220)	2349780
Transport vehicles	113	53697	2620	(1990)	54327
Production and other company property	114	16510	1524	(1026)	17008
Livestock - working	115			(-)	
Livestock - commercial	116			(-)	
Planted areas	117	12		(-)	12
Other types of fixed assets	118	14751	9214	(4349)	19616
Land plots and natural resource sites	119	45419	6780	(-)	52199
Capital investment in land reclamation	120			(-)	
Total	130	4181488	80004	(28028)	4233464

Indicator		At beginning of reporting year	At end of reporting year
Description	Code		
1	2	3	4
Depreciation of fixed assets - total	140	1107535	1441583
including: buildings and structures	141	369910	441648
machinery, equipment, transport vehicles	142	730801	991450
other	143	6824	8485
Fixed assets leased to lessees — total	150	63123	61944
including: buildings	151	33357	28654
structures	152	13245	7082
Fixed assets put on standby	155		
Fixed assets received under lease - total	160		
including			
Immovable property commissioned and in the process of state registration	165		

FOR INFORMATION	Code	At beginning of reporting year	At end of reporting year
	2	3	4
Figure after recalculating fixed assets:	170		
initial (present) value	171		
depreciation	172		

	Code	At beginning of reporting year	At end of reporting year
	2	3	4
Change in value of fixed assets following construction, fit-out, refurbishment, partial dismantling	180		

Income-yielding investments into tangible assets

Indicator: Description	Code	Balance at beginning of reporting year	Incoming	Outgoing	Balance at end of reporting year
1	2	3	4	5	6
Property to be leased out	210			(-)	
Property to be hired out	220			(-)	
Other	230			(-)	
Total	240			(-)	

	Code	At beginning of reporting year	At end of reporting year
1	2	3	4
Depreciaiton of income-yielding invest into tangible assets	250		

Expenditures on research and development and engineering work

Type of work: Description	Code	Balance at beginning of reporting year	Incoming	Written off	Balance at end of reporting year
1	2	3	4	5	6
Total	310	7182	3573	(454)	10301
including:					

FOR INFORMATION	Code	At beginning of reporting year	At end of reporting year
	2	3	4
Expenditures for research and development and engineering works in progress	320	7182	10301

	Code	For the reporting period	For the same period of the previous year
	2	3	4
Amount relating to expenditures on research and development and engineering works in progress that were unsuccessful and included in overheads	330	106	78

Expenditures on development of natural resources

Indicator: Description	Code	Balance at beginning of reporting year	Incoming	Written off	Balance at end of reporting year
1	2	3	4	5	6
Expenditures on development of natural resources — total	410			(-)	
including				(-)	
				(-)	
				(-)	

FOR INFORMATION	Code	At beginning of reporting year	At end of reporting year
	2	3	4
Expenditures on subsoil sites, prospecting and assessment of deposits in progress, exploration and/or hydrogeological testing and other similar work	420		
Expenditures on development of natural resources included in overheads in the reporting period as unsuccessful	430		

Financial Investments

Indicator		Long term		Short term	
Description	Code	At start of reporting year	At end of reporting year	At start of reporting year	At end of reporting year
1	2	3	4	5	6
Investment in equity (participation interest) in other organizations total	510	407	392		
including subsidiaries and related businesses	511	192	192		
State and municipal securities	515				
Securities of other organizations - total	520				6570
including debt securities (bonds, promissory notes)	521				6570
Loans obtained	525			169000	26000
Term deposits	530				
Other	535	846	846	9	
Total	540	1253	1238	169009	32570
Of the total amount of financial investments with a current market value:					
Investment in equity (participation interest) in other organizations total	550				
including subsidiaries and related businesses	551				
State and municipal securities	552				
Securities of other organizations - total	560				
including debt securities (bonds, promissory notes)	561				
Other	562				
Total	570				
FOR INFORMATION					
Of the total amount of financial investments with a current market value, change in value following adjustment of price	580				
For debt securities, the difference between the initial value and the par value is included in thje figures for the reporting period	590				

Accounts Receivable and Accounts Payable

Indicator		Balance at start of reporting year	Balance at end of reporting year
Description	Code		
1	2	3	4
Accounts receivable: short term — total	610	274772	519492
including settlements with buyers and customers	611	59612	228350
advances given	612	56343	86105
other	613	158817	205037
long term — total	620		
including settlements with buyers and customers	621		
advances given	622		
other	623		
Total	630	274772	519492
Accounts payable: short term — total	640	282590	755939
including settlements with suppliers and contractors	641	85828	615795
advances received	642	40354	74364
reconciliation of taxes and levies	643	40665	54670
credits	644		
loans	645		
other	646	115743	11110
long term — total	650	447448	269836
including credits	651	447448	269836
loans	652		
Total	660	730038	1025775

Expenditures in the normal course of business (by expenditure item)

Indicator		For the reporting year	For the previous year
Description	Code		
1	2	3	4
Material costs	710	3227827	2785922
Wages	720	217408	193311
Deducitons to social needs	730	57842	61923
Depreciation	740	350940	324159
Other costs	750	332245	304870
Total by expenditure item	760	4186262	3670185
Change in balance (increase [+], reduction [–]): construction in progress	765	(+)46903	(+)3242
deferred expenses	766	(+)5160	(-)165585
reserve for forthcoming expenditures	767		

Security

Indicator		Balance at start of reporting year	Balance at end of reporting year
Description	Code		
1	2	3	4
Received — total	810		
including promissory notes	811		
Property under pledge	820		
comprising: fixed assets	821		
securities and other financial investments	822		
other	823		
Issued – total	830	55497	
including promissory notes	831		
Pledged property	840	447104	45250
comprising: fixed assets	841		
securities and other financial investments	842		2762
other	843	447104	42488

State aid

Indicator		Reporting year		For the same period in the previous year	
Description	Code				
1	2	3		4	
State funding received in reporting year — total	910				
including:					
		At start of reporting year	Received in reporting year	Repaid in reporting year	As of end of reporting year
State loans — total	920				
including:					

CEO ______ (signature) ______ (printed name) Chief Accountant ______ (signature) ______ (printed name)

___ ________ 20 ___

Appendix
to Minfin Russia Order
No. 67n dated July 22, 2003

Balance Sheet

as of March 31, **20** 06

	Codes		
Form 1	0710001		
Date (year, month, day)	2006	4	25
Organization: **Chelyabinsk Zinc Plant** — Code	00194228		
Taxpayer ID — INN	74480000013		
Type of activity: zinc production — Code	27.43		
Form of incorporation / form of ownership: open joint-stock compar / joint ownership — Code	47	34	
Unit of measurement: '000 rubles / million rubles (as approrpriate) — Code	384/385		

Location (address) Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Date approved	4/27/2006
Date sent (filed)	

Assets	Line Code	Start of reporting year	End of reporting year
1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110	22,479	22,184
Fixed assets	120	2,791,881	2,722,845
Construction in progress	130	330,694	2,622,683
Income-bearing investments in tangible assets	135	-	-
Long-term financial investments	140	1,238	1,238
Deferred tax assets	145	-	37
Other non-circulating assets	150	-	-
TOTAL for section I	190	**3,146,292**	**5,368,987**
II. CURRENT ASSETS			
Inventory	210	1,424,418	1,292,656
including: supplies, materials, and other similar assets	211	1,134,014	790,577
livestock	212	-	-
construction in progress costs	213	111,951	190,447
finished products and goods for resale	214	115,863	255,454
goods forwarded	215	-	-
deferred expenses	216	62,590	56,178
other inventory and costs	217	-	-
Value added tax on assets acquired	220	102,398	82,691
Receivables (amounts falling due after more than 12 months from the reporting date)	230	-	-
including buyers and customers		-	-
Receivables (amounts falling due within 12 months from the reporting date)	240	519,492	744,289
including buyers and customers	241	228,350	273,763
Short-term financial investments	250	32,570	46,457
Cash	260	128,950	55,921
Other current assets	270	-	-
TOTAL for section II	290	**2,207,828**	**2,222,014**
BALANCE	300	**5,354,120**	**7,591,001**

Form 0710001 p. 2

Liabilities	Line Code	Start of reporting year	End of reporting year
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	637	637
Own shares purchased from shareholders		-	(20 208)
Additional capital	420	1,246,646	1,246,646
Reserve capital	430	96	96
including: reserve funds created under the law	431	96	96
reserves created under the constituent documents	432	-	-
Retained profit (pending losses)	470	2,942,256	3,274,774
TOTAL for section III	490	**4,189,635**	**4,501,945**
IV. LONG-TERM LIABILITIES			
Loans and credits	510	269,836	1,943,382
Deferred tax liabilities	515	138,623	160,276
Other long-term liabilities	520	-	-
TOTAL for section IV	590	**408,459**	**2,103,658**
V. SHORT-TERM LIABILITIES			
Loans and credits	610	-	280,710
Accounts payable	620	755,939	749,288
including suppliers and contractors	621	615,795	534,599
payables to personnel	622	9,576	9,820
arrears in respect of extra-budgetary funds	623	1,534	4,106
arrears on taxes and levies	624	54,670	111,351
other creditors	625	-	-
Arrears in respect of payment of income to shareholders (founding members)	630	-	-
Deferred income	640	-	-
Reserves for forthcoming expenditures	650	-	-
Other short term liabilities	660	87	106
TOTAL for section V	690	**756,026**	**985,398**
BALANCE	700	**5,354,120**	**7,591,001**
Details of assets included in below-line accounts			
Leased fixed assets	910		
including leased assets	911		
Goods and materials accepted for safe custody	920	14,100	
Goods accepted on consignment	930		
Written off debts of insolvent debtors	940	7,647	
Security received in respect of debt and payments	950		
Security given in respect of debt and payments	960	55,497	
Depreciation of housing properties	970		
Depreciation of landscaping and other similar facilities	980		
Intangible assets for temporary use	990		

CEO ________ (signature) **V.V. Geikhman** (printed name)   Chief Accountant ________ (signature) **V.V. Krokhalev-Lyalin** (printed name)

April 27, A27

Translated from Russian into English for information purposes

PROFIT AND LOSS STATEMENT for January - March 2006

		CODES
	Form 2	0710002
	Date (year, month, day)	**2006.04.27**
Organization **Chelyabinsk Zinc Plant**		00194228
Taxpayer ID		7448000013
Type of activity ....**zinc production**		27.43
Form of incorporation / form of ownership **open joint-stock company / joint private and foreign ownership**		47 / 34
Unit of measurement: '000 rubles / ~~million rubles~~ (cross our whichever not applicable) ...		384/~~385~~

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. INCOME AND EXPENDITURE IN RESPECT OF PRIMARY OPERATIONS			
Revenues (net) from the sale of goods, production, work, services (not including value-added tax, excise and similar mandatory payments)	010	2 148 964	865 029
Including the sale of: Finished products and services on domestic market	011	1 537 905	788 630
Export of finished products, goods and services	012	611 059	66 041
Goods	013	-	10 358
Cost price of goods, production, work, services sold	020	(1 604 480)	(780 682)
Including the sale of: Finished products and services on domestic market	021	(1 100 748)	(654 437)
Export of finished products, goods and services	022	(503 732)	(114 887)
Goods	023	-	(11 358)
Gross profit	**029**	**544 484**	**84 347**
Business expenses	030	(27 081)	(23 949)
Administrative expenses	040	-	-
Profit (losses) on sales (lines 010-020-030-040)	**050**	**517 403**	**60 398**
Interest due	060	4 755	6 833
Interest payable, including loan expenses	070	(31 709)	(4 992)
Income from collaboration with other organizations	080	-	-
Other operating income	090	5 558	3 893
Other operating expenses	100	(18 087)	(21 321)
Non-operating income	120	21 298	9 273
Other operating expenses	130	(41 957)	(18 852)
Profit (losses) before tax (lines (050+060-070+080+090-100+110-120))	**140**	**457 261**	**35 232**
Deferred tax assets	141	**37**	**7 954**
Deferred tax obligations	142	**(21 653)**	**(12 021)**
Profit tax from securities income	150	-	-
Current profit tax	151	**(90 108)**	**(5 777)**

Allocated funds	160	(987)	(7)
Net profit (loss) for the reporting period	**190**	**344 550**	**25 381**
	2		
FOR INFORMATION Regular tax obligations (assets)	201	1 419	-
Basic earnings (losses) per share Diluted earnings (losses) per share	202	-	-

BREAKDOWN OF PARTICULAR PROFITS AND LOSSES

Item	Line Code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Default interest and penalty fines acknowledged or for which a court order for recovery has been made	210	52	6 348	86	4 242
Profit (losses) from previous years	220	1 119	3 466	-	45
Compensation for losses arising from failure to perform or duly perform obligations	230	-	-	-	-
Exchange rate fluctuations on foreign currency operations	240	19 599	24 508	7 266	8 623
Deductions to valuation reserves	250	-	-	-	-
Written off accounts receivable and accounts payable for which the statute of limitations has expired	260	-	-	-	-

CEO ____________________ /V.V. Geikhman/

(signature) (printed name)

Chief Accountant ____________________ / V.V. Krokhalev-Lyalin/

(signature) (printed name)

Appendix
to Minfin Russia Order
No. 67n dated July 22, 2003

Balance Sheet

as of June 30, **20** 06

	Codes		
Form 1	0710001		
Date (year, month, day)	2006	7	25
Organization: **Chelyabinsk Zinc Plant** — Code	00194228		
Taxpayer ID — INN	74480000013		
Type of activity: zinc production — Code	27.43		
Form of incorporation / form of ownership: open joint-stock compar / joint ownership — Code	47	34	
Unit of measurement: '000 rubles / million rubles (as approrpriate) — Code	384/385		

Location (address) Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Date approved: 7/27/2006
Date sent (filed):

Assets	Line Code	Start of reporting year	End of reporting year
1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110	22,479	21,888
Fixed assets	120	2,791,881	2,648,802
Construction in progress	130	330,694	1,874,095
Income-bearing investments in tangible assets	135	-	-
Long-term financial investments	140	1,238	2,405,111
Deferred tax assets	145	-	43
Other non-circulating assets	150	-	-
TOTAL for section I	190	**3,146,292**	**6,949,939**
II. CURRENT ASSETS			
Inventory	210	1,424,418	1,495,458
including: supplies, materials, and other similar assets	211	1,134,014	1,014,794
livestock	212	-	-
construction in progress costs	213	111,951	239,809
finished products and goods for resale	214	115,863	189,511
goods forwarded	215	-	-
deferred expenses	216	62,590	51,344
other inventory and costs	217	-	-
Value added tax on assets acquired	220	102,398	64,069
Receivables (amounts falling due after more than 12 months from the reporting date)	230	-	-
including buyers and customers		-	-
Receivables (amounts falling due within 12 months from the reporting date)	240	519,492	1,244,908
including buyers and customers	241	228,350	520,462
Short-term financial investments	250	32,570	31,612
Cash	260	128,950	39,159
Other current assets	270	-	-
TOTAL for section II	290	**2,207,828**	**2,875,206**
BALANCE	300	**5,354,120**	**9,825,145**

Форма 0710001 с. 2

Liabilities	Line Code	Start of reporting year	End of reporting year
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	637	637
Own shares purchased from shareholders		-	-
Additional capital	420	1,246,646	1,246,646
Reserve capital	430	96	96
including: reserve funds created under the law	431	96	96
reserves created under the constituent documents	432	-	-
Retained profit (pending losses)	470	2,942,256	3,872,741
TOTAL for section III	490	**4,189,635**	**5,120,120**
IV. LONG-TERM LIABILITIES			
Loans and credits	510	269,836	3,727,084
Deferred tax liabilities	515	138,623	168,211
Other long-term liabilities	520	-	-
TOTAL for section IV	590	**408,459**	**3,895,295**
V. SHORT-TERM LIABILITIES			
Loans and credits	610	-	-
Accounts payable	620	755,939	809,624
including suppliers and contractors	621	615,795	529,550
payables to personnel	622	9,576	9,584
arrears in respect of extra-budgetary funds	623	1,534	4,216
arrears on taxes and levies	624	54,670	138,164
other creditors	625	-	-
Arrears in respect of payment of income to shareholders (founding members)	630	-	-
Deferred income	640	-	-
Reserves for forthcoming expenditures	650	-	-
Other short term liabilities	660	87	106
TOTAL for section V	690	**756,026**	**809,730**
BALANCE	700	**5,354,120**	**9,825,145**
Details of assets included in below-line accounts			
Leased fixed assets	910	-	-
including leased assets	911	-	-
Goods and materials accepted for safe custody	920	14,100	9477
Goods accepted on consignment	930	-	-
Written off debts of insolvent debtors	940	7,647	7647
Security received in respect of debt and payments	950	-	-
Security given in respect of debt and payments	960	55,497	1603181
Depreciation of housing properties	970	-	-
Depreciation of landscaping and other similar facilities	980	- -	- -
Intangible assets for temporary use	990	-	-
		-	-

CEO ____________ (signature) **V.V. Geikhman** (printed name) Chief Accountant ____________ (signature) **V.V. Krokhalev-Lyalin** (printed name)

___ ______________ 20 ___

Translated from Russian into English for information purposes

PROFIT AND LOSS STATEMENT
for January - June 2006

	CODES
Form 2	0710002
Date (year, month, day)	**2006.07.24**
Organization **Chelyabinsk Zinc Plant**	00194228
Taxpayer ID	7448000013
Type of activity ....**zinc production**	27.43
Form of incorporation / form of ownership **open joint-stock company / joint private and foreign ownership**	47 / 34
Unit of measurement: '000 rubles / ~~million rubles~~ (cross our whichever not applicable) ...	384/~~385~~

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. INCOME AND EXPENDITURE IN RESPECT OF PRIMARY OPERATIONS			
Revenues (net) from the sale of goods, production, work, services (not including value-added tax, excise and similar mandatory payments)	010	5 580 918	1 854 618
Including the sale of: Finished products and services on domestic market	011	3 428 554	1 648 891
Export of finished products, goods and services	012	2 152 364	164 796
Goods	013	-	40 931
Cost price of goods, production, work, services sold	020	(4 086 555)	(1 719 793)
Including the sale of: Finished products and services on domestic market	021	(2 369 483)	(1 430 772)
Export of finished products, goods and services	022	(1 717 072)	(244 975)
Goods	023	-	(44 046)
Gross profit	**029**	**1 494 363**	**134 825**
Business expenses	030	(68 998)	(38 592)
Administrative expenses	040	-	-
Profit (losses) on sales (lines 010-020-030-040)	**050**	**1 425 365**	**96 233**
Interest due	060	4 950	9 195
Interest payable, including loan expenses	070	(126 833)	(5 472)
Income from collaboration with other organizations	080	-	-
Other operating income	090	35 390	6 747
Other operating expenses	100	(66 694)	(41 003)
Non-operating income	120	106 962	14 034
Other operating expenses	130	(85 489)	(35 709)
Profit (losses) before tax (lines (050+060-070+080+090-100+110-120))	**140**	**1 293 651**	**44 025**
Deferred tax assets	141	**42**	**13 815**
Deferred tax obligations	142	**(29 588)**	**6 356**
Profit tax from securities income	150	**(2)**	**(2)**
Current profit tax	151	**(285 276)**	**(33 952)**

Allocated funds	160	**(1 473)**	**(341)**
Net profit (loss) for the reporting period	**190**	**977 354**	**29 901**
	2		
FOR INFORMATION Regular tax obligations (assets)	201	3 478	3 027
Basic earnings (losses) per share Diluted earnings (losses) per share	202	-	-

BREAKDOWN OF PARTICULAR PROFITS AND LOSSES

Item	Line Code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Default interest and penalty fines acknowledged or for which a court order for recovery has been made	210	209	8 168	112	5 650
Profit (losses) from previous years	220	1 177	4 805	106	829
Compensation for losses arising from failure to perform or duly perform obligations	230	-	-	-	-
Exchange rate fluctuations on foreign currency operations	240	103 577	54 947	11 824	20 290
Deductions to valuation reserves	250	-	-	-	-
Written off accounts receivable and accounts payable for which the statute of limitations has expired	260	-	-	-	-

CEO ____________________ **/V.V. Geikhman/**

(signature) (printed name)

Chief Accountant ____________________ **/ V.V. Krokhalev-Lyalin/**

(signature) (printed name)

Appendix
to Minfin Russia Order
No. 67n dated July 22, 2003

Balance Sheet

as of September 30, **20** 06

	Коды
Form 1	0710001
Date (year, month, day)	2006 / 10 / 25
Organization: JSC CZP — Code	00194228
Taxpayer ID — INN	74480000013
Type of activity — Code	27.43
Form of incorporation / form of ownership — Code	47 / 34
Unit of measurement: '000 rubles / million rubles (as approrpriate) — Code	384/385

Location (address) Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Date approved	10/26/2006
Date sent (filed)	

Assets	Line Code	Start of reporting year	End of reporting year
1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110	22479	21592
Fixed assets	120	2791881	2591603
Construction in progress	130	330694	689339
Income-bearing investments in tangible assets	135		
Long-term financial investments	140	1238	3754311
Deferred tax assets	145		
Other non-circulating assets	150		
TOTAL for section I	190	3146292	7056845
II. CURRENT ASSETS			
Inventory	210	1424418	1360299
including: supplies, materials, and other similar assets	211	1134014	844371
livestock	212		
construction in progress costs	213	111951	318671
finished products and goods for resale	214	115863	161865
goods forwarded	215		
deferred expenses	216	62590	35392
other inventory and costs	217		
Value added tax on assets acquired	220	102398	66002
Receivables (amounts falling due after more than 12 months from the reporting date)	230		
including buyers and customers			
Receivables (amounts falling due within 12 months from the reporting date)	240	519492	1253995
including buyers and customers	241	228350	351781
Short-term financial investments	250	32570	21332
Cash	260	128950	312018
Other current assets	270		
TOTAL for section II	290	2207828	3013646
BALANCE	300	5354120	10070491

Form 0710001 p. 2

Liabilities	Line Code	Start of reporting year	End of reporting year
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	637	5094
Own shares purchased from shareholders			
Additional capital	420	1246646	1242188
Reserve capital	430	96	96
including: reserve funds created under the law	431	96	96
reserves created under the constituent documents	432		
Retained profit (pending losses)	470	2942256	4348322
TOTAL for section III	490	4189635	5595700
IV. LONG-TERM LIABILITIES			
Loans and credits	510	269836	3616672
Deferred tax liabilities	515	138623	176668
Other long-term liabilities	520		
TOTAL for section IV	590	408459	3793340
V. SHORT-TERM LIABILITIES			
Loans and credits	610		
Accounts payable	620	755939	681321
including suppliers and contractors	621	615795	547537
payables to personnel	622	9576	13781
arrears in respect of extra-budgetary funds	623	1534	5422
arrears on taxes and levies	624	54670	51809
other creditors	625		
Arrears in respect of payment of income to shareholders (founding members)	630		
Deferred income	640		
Reserves for forthcoming expenditures	650		
Other short term liabilities	660	87	130
TOTAL for section V	690	756026	681451
BALANCE	700	5354120	10070491
Details of assets included in below-line accounts			
Leased fixed assets	910		
including leased assets	911		
Goods and materials accepted for safe custody	920	14100	7006
Goods accepted on consignment	930		
Written off debts of insolvent debtors	940	7647	7647
Security received in respect of debt and payments	950		
Security given in respect of debt and payments	960	55497	1603181
Depreciation of housing properties	970		
Depreciation of landscaping and other similar facilities	980		
Intangible assets for temporary use	990		

CEO ____________ (signature) ____________________ (printed name)   Chief Accountant ____________ (signature) ____________________ (printed name)

____ ______________ 20____

Translated from Russian into English for information purposes

PROFIT AND LOSS STATEMENT
for the first 9 months of 2006

	CODES
Form 2	0710002
Date (year, month, day)	**2006.10.25**
Organization **Chelyabinsk Zinc Plant**	00194228
Taxpayer ID	7448000013
Type of activity ....**zinc production**	27.43
Form of incorporation / form of ownership **open joint-stock company / joint private and foreign ownership**	47 / 34
Unit of measurement: '000 rubles / ~~million rubles~~ (cross our whichever not applicable) ...	384/~~385~~

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. INCOME AND EXPENDITURE IN RESPECT OF PRIMARY OPERATIONS			
Revenues (net) from the sale of goods, production, work, services (not including value-added tax, excise and similar mandatory payments)	010	9 337 765	2 907 444
Including the sale of: Finished products and services on domestic market	011	5 932 213	2 520 027
Export of finished products, goods and services	012	3 405 220	308 936
Goods	013	332	78 481
Cost price of goods, production, work, services sold	020	(7 044 754)	(2 689 440)
Including the sale of: Finished products and services on domestic market	021	(4 267 389)	(2 194 106)
Export of finished products, goods and services	022	(2 777 196)	(411 819)
Goods	023	(169)	(83 515)
Gross profit	**029**	**2 293 011**	**218 004**
Business expenses	030	(124 770)	(61 090)
Administrative expenses	040	-	-
Profit (losses) on sales (lines 010-020-030-040)	**050**	**2 168 241**	**156 914**
Interest due	060	5 372	23 607
Interest payable, including loan expenses	070	(210 249)	(9 809)
Income from collaboration with other organizations	080	1	-
Other operating income	090	51 811	10 060
Other operating expenses	100	(99 403)	(62 526)
Non-operating income	120	160 864	20 968
Other operating expenses	130	(111 222)	(53 527)
Profit (losses) before tax (lines (050+060-070+080+090-100+110-120))	140	**1 965 415**	**85 687**
Deferred tax assets	141	-	(6 526)
Deferred tax obligations	142	(38 044)	1975
Profit tax from securities income	150	(2)	(2)
Current profit tax	151	**(445 590)**	**(20 436)**

Allocated funds	160	(2 015)	(362)
Net profit (loss) for the reporting period	**190**	**1 479 764**	**60 336**
	2		
FOR INFORMATION Regular tax obligations (assets)	201	11 024	4 210
Basic earnings (losses) per share Diluted earnings (losses) per share	202	-	-

BREAKDOWN OF PARTICULAR PROFITS AND LOSSES

Item	Line Code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Default interest and penalty fines acknowledged or for which a court order for recovery has been made	210	337	11 392	130	12 015
Profit (losses) from previous years	220	1 177	4 984	116	816
Compensation for losses arising from failure to perform or duly perform obligations	230	-	-	-	-
Exchange rate fluctuations on foreign currency operations	240	154 437	70 866	17 443	26 699
Deductions to valuation reserves	250	-	-	-	-
Written off accounts receivable and accounts payable for which the statute of limitations has expired	260	-	-	(8)	-

CEO ______________________ **/V.V. Geikhman/**

(signature) (printed name)

Chief Accountant ______________________ **/ V.V. Krokhalev-Lyalin/**

(signature) (printed name)

JSC Chelyabinsk Zinc Plant

International Financial Reporting Standards Consolidated Financial Statements and Auditors' Report

For the years ended 31 December 2005, 2004 and 2003

Contents

STATEMENT OF MANAGEMENT RESPONSIBILITIES

To the Shareholders of JSC "Chelyabinsk Zinc Plant":

International convention requires that management prepare financial statements, which present fairly, in all material respects, the state of affairs of JSC "Chelyabinsk Zinc Plant" and its subsidiaries (together referred to as the "Group") at the end of each financial period and of the Group's results and its cash flows for each financial period. Management is responsible for ensuring that the Group keeps accounting records, which disclose, with reasonable accuracy, the financial position and which enable them to ensure that the financial statements comply with International Financial Reporting Standards and that statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps that are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Management considers that, in preparing the consolidated financial statements set out on pages 3 to 32, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that appropriate International Financial Reporting Standards have been followed.

The consolidated financial statements, which are based on the statutory accounting reports restated in accordance with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors

____

V.V. Geikhman

General Director

25 October 2006

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya nab. 52/5
115054 Moscow
Russian Federation
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

AUDITORS' REPORT

To the Board of Directors of JSC Chelyabinsk Zinc Plant:

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company Chelyabinsk Zinc Plant and its subsidiaries (the "Group") as at 31 December 2005, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in equity for the years then ended. These consolidated financial statements (as set out on pages 3 to 32) are the responsibility of the Group's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2005, 2004 and 2003 and the consolidated results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Moscow, Russian Federation
25 October 2006

CHELYABINSK ZINC PLANT

In thousands of Russian Roubles	Note	31 [2005	31 2004	31 2003
ASSETS				
Non-current assets				
Property, plant and equipment	8	3,311,755	3,632,077	3,
Advances for capital construction		5,199	5,443	26,789
Intangible assets	8	24,028	24,808	2,130
Available-for-sale investments		2,108	2,130	2,115
Other non-current assets		-	2,065	3,140
Total non-current assets		**3,343,090**	**3,666,523**	**3,973,241**
Current assets				
Inventories, net	9	1,478,985	538,843	727,142
Trade and other receivables, net	10	689,769	462,109	587,619
Loans receivable	7	26,000	169,009	-
Cash and cash equivalents	11	131,740	188,207	92,242
Restricted cash	11	4,073	5,293	-
Total current assets		**2,330,567**	**1,363,461**	**1,407,003**
TOTAL ASSETS		**5,673,657**	**5,029,984**	**5,380,244**
EQUITY				
Share capital	12	74,077	74,077	74,077
Share premium		48,192	48,192	48,192
Retained earnings		4,235,524	4,088,299	4,150,023
Legal reserve	12	397	397	397
TOTAL EQUITY		**4,358,190**	**4,210,965**	**4,272,689**
LIABILITIES				
Non-current liabilities				
Borrowings	13	-	260,144	474,954
Deferred income tax liability	20	181,264	181,155	199,950
Total non-current liabilities		**181,264**	**441,299**	**674,904**
Current liabilities				
Borrowings	13	269,836	187,304	166,674
Accounts payable, accrued expenses and advances from customers	14	808,933	148,110	249,750
Dividend payable		-	1,640	1,756
Current income tax payable		38,444	24,359	-
Other taxes payable	15	16,990	16,307	14,471
Total current liabilities		**1,134,203**	**377,720**	**432,651**
TOTAL LIABILITIES		**1,315,467**	**819,019**	**1,107,555**
TOTAL LIABILITIES AND EQUITY		**5,673,657**	**5,029,984**	**5,380,244**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

In thousands of Russian Roubles	Note	2005	2004	2003
Revenue	16	4,791,159	3,972,454	4,101,492
Cost of sales	17	(4,044,103)	(3,365,462)	(3,409,529)
Gross profit		**747,056**	**606,992**	**691,963**
Distribution costs	18	(113,392)	(158,717)	(150,645)
General and administrative expenses	18	(382,976)	(479,404)	(245,747)
Operating profit/(loss)		**250,688**	**(31,129)**	**295,571**
Finance income and costs, net	19	(1,026)	(32,874)	(50,156)
Net foreign exchange (loss)/gain		(8,005)	24,549	38,256
Profit/(loss) before income tax		**241,657**	**(39,454)**	**283,671**
Income tax expense	20	(94,432)	(22,270)	(78,952)
Profit/(loss) for the year		**147,225**	**(61,724)**	**204,719**
Earnings/(loss) per share for profit/(loss), basic and diluted (expressed in RR per share)	21	**29**	**(12)**	**40**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

In thousands of Russian Roubles	Note	2005	2004	2003
Cash flows from operating activities				
Profit/(loss) before income tax		241,657	(39,454)	283,671
Adjustments for:				
Depreciation and amortisation	8, 17	415,670	420,498	372,677
Net loss on disposal of property, plant and equipment		7,685	3,848	8,592
Impairment of trade and other receivables	18	(199)	(6,210)	3,234
Write down to net realizable value of inventory	9, 17	5,026	(10,084)	5,483
Financial income and costs, net	19	1,026	32,874	50,156
Precious metals revaluation	17	(5,764)	(1,928)	(14,057)
Unclaimed dividend write off		(1,640)	-	-
Unrealised foreign exchange losses less gains on non-operating items		7,638	(23,601)	(33,707)
Operating cash flows before working capital changes		**671,099**	**375,943**	**676,049**
(Increase)/decrease in trade and other receivables		(228,775)	133,345	(163,117)
(Increase)/decrease in inventories		(939,404)	200,311	(155,814)
Increase/(decrease) in trade and other payables		669,858	(95,983)	(17,980)
Increase/(decrease) in taxes payable		685	10,162	(29,323)
Decrease/(increase) in restricted cash		1,220	(5,293)	-
Cash generated from operations		**174,683**	**618,485**	**309,815**
Income taxes paid		(88,439)	(33,656)	-
Income taxes refunded		8,201	8,855	32,877
Interest paid		(29,312)	(33,134)	(33,546)
Net cash from operating activities		**65,133**	**560,550**	**309,146**
Cash flows from investing activities				
Purchase of property, plant and equipment		(106,169)	(121,466)	(431,058)
Proceeds from sale of property, plant and equipment		2,622	218	80,087
Loans provided	7	(662,000)	(199,009)	-
Receipts from repayment of loans	7	805,009	30,000	-
Interest received		24,276	7,992	5,294
Acquisition of intangible assets		-	(23,662)	-
Net cash from/(used in) investing activities		**63,738**	**(305,927)**	**(345,677)**
Cash flows from financing activities				
Proceeds from borrowings		90,452	1,492	231,575
Repayment of borrowings		(278,749)	(156,128)	(204,540)
Dividends paid net of withholding tax		-	(116)	(225)
Net cash used in financing activities		**(188,297)**	**(154,752)**	**26,810**
Effect of exchange rate changes on cash and cash equivalents		2,959	(3,906)	(3,399)
Net (decrease)/increase in cash and cash equivalents		**(56,467)**	**95,965**	**(13,120)**
Cash and cash equivalents at the beginning of the year (net of restricted cash)	11	**188,207**	**92,242**	**105,362**
Cash and cash equivalents at the end of the year (net of restricted cash)	11	**131,740**	**188,207**	**92,242**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

The accompanying notes on pages 7 to 32 are an integral part of these consolidated financial statements.

In thousands of Russian Roubles	Share capital	Share Premium	Legal reserve	Retained earnings	Total Equity
Balance at 1 January 2003	**74,077**	**48,192**	**397**	**3,945,304**	**4,067,970**
Profit for the year	-	-	-	204,719	204,719
Balance at 31 December 2003	**74,077**	**48,192**	**397**	**4,150,023**	**4,272,689**
Loss for the year	-	-	-	(61,724)	(61,724)
Balance at 31 December 2004	**74,077**	**48,192**	**397**	**4,088,299**	**4,210,965**
Profit for the year	-	-	-	147,225	147,225
Balance at 31 December 2005	**74,077**	**48,192**	**397**	**4,235,524**	**4,358,190**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006.

V. V. Geikhman
General Director

B. D. Birman
Finance Director

1 JSC Chelyabinsk Zinc Plant and its Operations

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards for the years ended 31 December 2005, 2004 and 2003 for JSC Chelyabinsk Zinc Plant (the "Company") and its subsidiaries (together referred to as the "Group").

The Company was incorporated in May 1993 and is domiciled in the Russian Federation. The Company is an open joint stock company set up in accordance with Russian regulations.

At 1 January 2003 the parent company was Euromin Holdings Limited, incorporated in Cyprus, and the ultimate parent company was Vitol Holdings BV, incorporated in Netherlands. During the year ended 31 December 2003 the parent company was changed to Euromin Holdings BV subsequently renamed into NF Holdings BV, incorporated in Netherlands. Vitol Holdings BV concluded an agreement to sell 100% shares of Euromin Holdings BV, which owns 86,76% of the Company's shares, to Arkley Capital S.A.R.L., incorporated in Luxembourg, dated 19 June 2003 and in July 2003 Arkley Capital S.A.R.L. became a parent company, when the title for the shares of the Company passed to Arkley Capital S.A.R.L.

At 31 December 2005 the Group's immediate parent is NF Holdings BV. The Group is ultimately controlled by Arkley Capital S.A.R.L. incorporated in Luxembourg.

The Company enters into transactions with related parties. Such transactions entered between the Group and its related parties (Note 7) may not be on arms-length terms.

Principal activity. The Group's principal business activity is production and distribution of zinc, zinc alloys and by-products. The Group's manufacturing facilities are based in Chelyabinsk. All companies of the Group are incorporated under the Laws of the Russian Federation. At 31 December 2005 the Group employed approximately 1,799 employees (31 December 2004: 1,893 and 31 December 2003: 2,091).

Registered address and place of business. The Company's registered address is: Sverdlovsky trakt 24, Chelyabinsk, Russian Federation.

2 Basis of Preparation and Significant Accounting Policies

Basis of preparation. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention as modified by the revaluation of property, plant and equipment and available-for-sale investments. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented. Certain amounts in previously issued consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassifications have no effect on net income or shareholders' equity.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Presentation currency. All amounts in these consolidated financial statements are presented in thousands of Russian Roubles ("RR thousands"), unless otherwise stated.

Accounting for the effects of hyperinflation. The Russian Federation has previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these consolidated financial statements.

2 Basis of Preparation and Significant Accounting Policies (Continued)

Consolidated financial statements. Subsidiaries are those companies and other entities (including special purpose entities) in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies so as to obtain economic benefits. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The date of exchange is the acquisition date where a business combination is achieved in a single transaction, and is the date of each share purchase where a business combination is achieved in stages by successive share purchases.

The excess of the cost of acquisition over the fair value of the net assets of the acquiree at each exchange transaction represents goodwill. The excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over cost ("negative goodwill") is recognised immediately in profit or loss.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The Company and all of its subsidiaries use uniform accounting policies consistent with the Group's policies.

Minority interest is that part of the net results and of the net assets of a subsidiary, including the fair value adjustments, which is attributable to interests which are not owned, directly or indirectly, by the Company. Minority interest forms a separate component of the Group's equity.

Property, plant and equipment. Property, plant and equipment are stated at historic acquisition or construction cost less accumulated depreciation and provision for impairment, where required. An independent appraisal company was engaged by the Group to estimate fair value of assets under construction and property, plant and equipment as of 1 January 1998, as historic information on cost of assets under construction and property, plant and equipment was not readily available. A remaining useful economic life of 5 years was designated to this property, plant and equipment, which were fully depreciated as of 31 December 2002. Assets under construction were subsequently commissioned into operation and are currently utilised by the Company as property, plant and equipment.

Subsequent additions to property, plant and equipment are accounted for at cost, restated to the equivalent purchasing power of the Russian Rouble at 31 December 2002 for assets acquired after 1 January 1998, but prior to 1 January 2003.

Costs of minor repairs and maintenance are expensed when incurred. Cost of replacing major parts or components of property, plant and equipment items are capitalised and the replaced part is retired.

At each reporting date the management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, the management estimates the recoverable amount, which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the impairment loss is recognised in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's value in use or fair value less costs to sell.

Gains and losses on disposals determined by comparing proceeds with carrying amount are recognised in profit or loss.

Depreciation. Land is not depreciated. Assets under construction are not depreciated before transfer into operation. Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives:

	Useful lives in years
Buildings and infrastructure	20 to 50
Plant, machinery and equipment	10 to 30
Other	3 to 20

2 Basis of Preparation and Significant Accounting Policies (Continued)

The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset less the estimated costs of disposal, if the asset was already of the age and in the condition expected at the end of its useful life. The residual value of an asset is nil if the Group expects to use the asset until the end of its physical life. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Intangible assets. All of the Group's intangible assets have definite useful lives and include capitalised cost of obtaining "CZP SHG" (Chelyabinsk Zink Plant Special High Grade) certification, computer software and licences. Cost of obtaining CZP SHG certification and acquired computer software and licences are capitalised on the basis of the costs incurred to obtain or acquire these intangible assets and bring them to use.

Intangible assets are amortised using the straight-line method over their useful lives:

	Useful lives in years
Cost of obtaining CZP SHG certification	30
Computer software and licences	3 to 5

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down to the higher of value in use and fair value less costs to sell.

Classification of financial assets. The Group classifies its financial assets into the following measurement categories: trading, available-for-sale, held to maturity and loans and receivables.

Trading investments are securities or other financial assets, which are either acquired for generating a profit from short-term fluctuations in price or trader's margin, or are included in a portfolio in which a pattern of short-term trading exists. The Group classifies financial assets into trading investments if it has an intention to sell them within a short period after acquisition, i.e. within 1 to 3 months. The Group did not hold any trading investments during the reported periods.

Loans and receivables are unquoted non-derivative financial assets with fixed or determinable payments other than those that the Group intends to sell in the near term.

Held to maturity classification includes quoted non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has both the intention and ability to hold to maturity. The Group did not hold any held-to-maturity investments during the reported periods.

All other financial assets are included in the available-for-sale category.

Initial recognition of financial instruments. Trading investments and derivatives are initially recorded at fair value. All other financial assets and liabilities are initially recorded at fair value plus transaction costs. Fair value at initial recognition is best evidenced by the transaction price. A gain or loss on initial recognition is only recorded if there is a difference between fair value and transaction price which can be evidenced by other observable current market transactions in the same instrument or by a valuation technique whose inputs include only data from observable markets.

All purchases and sales of financial instruments that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recorded at trade date, which is the date that the Group commits to deliver a financial instrument. All other purchases and sales are recognised on the settlement date with the change in value between the commitment date and settlement date not recognised for assets carried at cost or amortised cost; recognised in profit or loss for trading investments; and recognised in equity for assets classified as available for sale.

Derecognition of financial assets. The Group derecognises financial assets when (i) the assets are redeemed or the rights to cash flows from the assets have otherwise expired or (ii) the Group has transferred substantially all the risks and rewards of ownership of the assets or (iii) the Group has neither transferred nor retained substantially all risks and rewards of ownership but has not retained control. Control is retained if the counterparty does not have the practical ability to sell the asset in its entirety to an unrelated third party without needing to impose additional restrictions on the sale.

Available-for-sale investments. Available-for-sale investments are carried at fair value. Interest income on available for sale debt securities is calculated using the effective interest method and recognised in profit or loss. Dividends on available-for-sale equity instruments are recognised in profit or loss when the Group's right to receive payment is established. All other elements of changes in the fair value are deferred in equity until the investment is derecognised or impaired at which time the cumulative gain or loss is removed from equity to profit or loss.

2 Basis of Preparation and Significant Accounting Policies (Continued)

Impairment losses are recognised in profit or loss when incurred as a result of one or more events ("loss events") that occurred after the initial recognition of available-for-sale investments. A significant or prolonged decline in the fair value of an equity security below its cost is an indicator that it is impaired. The cumulative impairment loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through current period's profit or loss.

Income taxes. Income taxes have been provided for in the consolidated financial statements in accordance with Russian legislation enacted or substantively enacted by the balance sheet date. The income tax charge comprises current tax and deferred tax and is recognised in the consolidated income statement unless it relates to transactions that are recognised, in the same or a different period, directly in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxes, other than on income, are recorded within operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred income tax is provided on post acquisition retained earnings of subsidiaries, except where the Group controls the subsidiary's dividend policy and it is probable that the difference will not reverse through dividends or otherwise in the foreseeable future.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables. Trade and other receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents. Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at amortised cost using the effective interest method. Restricted balances are excluded from cash and cash equivalents for the purposes of the cashflow statement.

Share capital. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is presented in the notes as a share premium.

Treasury shares. Where any Group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2 Basis of Preparation and Significant Accounting Policies (Continued)

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Value added tax. Value added tax related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is generally reclaimable against sales VAT upon payment for purchases except for export sales related input VAT which is reclaimable upon confirmation of export and input VAT on construction in progress which can be reclaimed only upon transfer of a constructed asset into operation. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

Borrowings. Borrowings are carried at amortised cost using the effective interest method. Borrowing costs are recognised as an expense on a time proportion basis using the effective interest method. The Group does not capitalise borrowing costs.

Trade and other payables. Trade payables are accrued when the counterparty performed its obligations under the contract and are carried at amortised cost using the effective interest method.

Provisions for liabilities and charges. Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Foreign currency translation. Functional currency of each of the Group's consolidated entities is the currency of the primary economic environment in which the entity operates. The Company's functional currency and the Company's presentation currency is the national currency of the Russian Federation, Russian Roubles ("RR").

Monetary assets and liabilities are translated into functional currency at the official exchange rate of the Central Bank of the Russian Federation at the respective balance sheet dates. Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities into functional currency at year-end official exchange rates of the Central Bank of the Russian Federation are recognised in profit or loss. Translation at year-end rates does not apply to non-monetary items, including equity investments. Effects of exchange rate changes on the fair value of equity securities are recorded as part of the fair value gain or loss.

At 31 December 2005 the principal rate of exchange used for translating foreign currency balances was US$ 1 = RR 28.7825 (31 December 2004: US$ 1 = RR 27.7487 and 31 December 2003: US$ 1 = RR 29.4545). The official Euro to RR exchange rate at 31 December 2005, as determined by the Central Bank of the Russian Federation, was 34.1850 (31 December 2004: 37.8104 and 31 December 2003: 36.8240). As at 31 December 2005 exchange restrictions and controls existed relating to converting Russian Roubles into other currencies. Prior to July 2006 the Russian Rouble was not a freely convertible currency in most countries outside of the Russian Federation. Further, all transactions within the Russian Federation were required to be settled in Russian Roubles and 10% prior to July 2006 (25% prior to 27 December 2004 and 50% prior to 10 July 2003) of foreign currency receipts from transactions with foreign entities were required to be converted into Russian Roubles.

Revenue recognition. Revenues from sales of goods are recognised at the point of transfer of risks and rewards of ownership of the goods, normally when the goods are shipped. If the Group agrees to transport goods to a specified location, revenue is recognised when the goods are passed to the customer at the destination point. Revenues are measured at the fair value of the consideration received or receivable.

Sales are shown net of VAT and discounts. Interest income is recognised on a time-proportion basis using the effective interest method.

2 Basis of Preparation and Significant Accounting Policies (Continued)

Employee benefits. Wages, salaries, contributions to the Russian Federation state pension and social insurance funds, paid annual leave and sick leave, bonuses, and non-monetary benefits (such as health services and kindergarten services) are accrued in the year in which the associated services are rendered by the employees of the Group. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to the statement of income as cost of sales.

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

Earnings per share. Earnings per share are determined by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of participating shares outstanding during the reporting year.

Segment reporting. A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are ten percent or more of all the segments are reported separately.

Changes in presentation. Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current year.

3 Critical Accounting Estimates, and Judgements in Applying Accounting Policies

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Tax legislation. Russian tax, currency and customs legislation is subject to varying interpretations. Refer to Note 22.

Slow-moving and obsolete inventory. The Group has accumulated significant stock of zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) due to the limited capacity of certain workshops. No slow-moving provision has been created against this stock, as there is a valid expectation that resumed construction of Waelz-kiln N 5 will allow the Group to process the accumulated stock of zinc cakes in 2007-2008. The Group records zinc cakes at historic production cost, which is substantially lower than its potential resale value and cost of zinc content (Note 9).

4 Adoption of New or Revised Standards and Interpretations

Certain new IFRSs became effective for the Group from 1 January 2005. Listed below are those new or amended standards or interpretations which are or in the future could be relevant to the Group's operations and the nature of their impact on the Group's accounting policies. All changes in accounting policies were applied retrospectively with adjustments made to retained earnings at 1 January 2003, unless otherwise described below.

IAS 1 (revised 2003), Presentation of Financial Statements. The Group now classifies as current all financial liabilities for which the Group does not have an unconditional right to defer their settlement for at least twelve months after the balance sheet date. Minority interest is now presented as equity and the Group discloses on the face of the income statement profit or loss for the period and the allocation of that amount between 'profit or loss attributable to minority interest' and 'profit or loss attributable to equity holders of the parent'. Certain new disclosures and changes in presentation required by the revised standard were made in these consolidated financial statements.

IAS 2 (revised 2000) Inventories. Inventories of the Group's subsidiaries are measured at net realisable value where such measurement is in accordance with well-established industry practices.

4 Adoption of New or Revised Standards and Interpretations (Continued)

IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors. The Group now applies all voluntary changes in accounting policies retrospectively. Comparatives are amended in accordance with the new policies. All material errors are now corrected retrospectively in the first set of financial statements after their discovery. The Group has not discovered any material error in its prior period financial statements.

IAS 16 (revised 2003) Property, Plant and Equipment. The residual value is now defined as the amount that the Group estimates it would receive currently for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The Group now derecognises the carrying amount of a component of property, plant and equipment which has been replaced and capitalises the cost of the replacement. The previous version of IAS 16 did not extend its derecognition principle to components; rather, its recognition principle for subsequent expenditures effectively precluded the cost of a replacement from being capitalised. All changes to accounting policies as a result of the revised IAS 16 were accounted for retrospectively and did not result in a significant effect on the carrying amount of the Group's assets.

IAS 17 (revised 2003) Leases. Finance leases are now recognised at commencement based on values measured at inception. Commencement is when the lessee can start using the leased asset. Inception is the earlier of the date of the lease agreement and the date of commitment to the principal provisions of the lease. The revised IAS 17 has no impact on these consolidated financial statements.

IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates. The term 'functional currency' replaced 'measurement currency', but has essentially the same meaning. Only one translation method is now applied to all foreign operations - namely that described in the previous version of IAS 21 as applying to foreign entities. Goodwill and fair value adjustments to assets and liabilities that arise on the acquisitions are now treated as part of the assets and liabilities of the acquired entity and translated at the closing rate. Accounting for goodwill and fair value adjustments of foreign operations is applied prospectively from 1 January 2005 in accordance with the transitional provisions of the standard. All other effects of the revised IAS 21 are applied retrospectively. The revised IAS 21 has no impact on these consolidated financial statements.

IAS 24 (revised 2003) Related Party Disclosures. The definition of related parties was extended and additional disclosures required by the revised standard were made in these consolidated financial statements.

IAS 27 (revised 2003) Consolidated and Separate Financial Statements. The Group's policies were changed to remove limited exceptions from consolidation. IAS 27 now requires consolidation of all subsidiaries of the parent.

IAS 28 (revised 2003) Investments in Associates. An investor must now consider the carrying amount of its investment in the equity of the associate and its other long-term interests in the associate when recognising its share of losses of the associate. Previously, SIC-20 limited the recognition of the investor's share of losses to the carrying amount of its investment in the equity of the associate. The revised IAS 28 has no impact on these consolidated financial statements.

IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation. The Group amended its policies to classify as liabilities puttable shares and similar instruments previously classified as equity or compound instruments. Additional disclosures required by the revised Standard were made in these consolidated financial statements.

IAS 33 (revised 2003) Earnings per Share. IAS 33 was revised to provide additional guidance and illustrative examples on selected complex matters. The additional guidance did not affect the Group's accounting policies.

IAS 36 (revised 2004) Impairment of Assets. The Group now performs impairment tests of goodwill, intangible asset not yet available for use and intangible assets with indefinite useful life at least annually. The 'bottom-up/top-down' approach to testing goodwill was replaced by a simpler method. The goodwill is, from the acquisition date, allocated to each of the acquirer's cash-generating units ("CGU"), or groups of CGUs, that are expected to benefit from the synergies of the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level at which the goodwill is monitored and is not larger than a segment. Reversals of impairment losses of goodwill are now prohibited. The clarifications of certain elements of value in use calculations in the revised IAS 36 did not have an impact on these consolidated financial statements. Management now assesses reasonableness of the assumptions on which the Group's current cash flow projections are based by examining the causes of differences between past cash flow projections and actual cash flows. The revised IAS 36 is applied in accordance with the standard's transitional provisions to goodwill and intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004 and to all other assets prospectively from 1 January 2005.

4 Adoption of New or Revised Standards and Interpretations (Continued)

IAS 38 (revised 2004) Intangible Assets. The revised IAS 38 is applied prospectively in accordance with its transitional provisions. The amended accounting policies apply to intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004 and to all other intangible assets acquired on or after 1 January 2005. Intangible assets now include assets that arise from contractual or other legal rights, regardless of whether those rights are transferable or separable. The probability of inflow of economic benefits recognition criterion is now deemed to be always met for intangibles that are acquired separately or in a business combination. The Group's policies were amended to introduce the concept of indefinite life intangible assets which exist when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Such intangibles are not amortised but tested for impairment at least annually. The Group has reassessed the useful lives of its intangible assets in accordance with the transitional provisions of IAS 38.

IAS 39 (revised 2003) Financial Instruments: Recognition and Measurement. The definition of 'originated loans and receivables' was amended to become 'loans and receivables'. This category now comprises originated or purchased loans, and receivables or bills of exchange that are not quoted in an active market. The Group may now designate any financial instrument on initial recognition as one to be measured at fair value, with changes in fair value recognised in profit or loss. Subsequent reclassifications into or out of the 'at fair value through profit or loss' category are prohibited. The Group no longer recognises gains and losses on available-for-sale financial assets in profit or loss but in equity.

The Group amended its policies for derecognition of financial assets. Under the original IAS 39, several concepts governed derecognition. The revised IAS 39 retains the two main concepts of risks and rewards and control, but clarifies that the evaluation of the transfer of risks and rewards precedes the evaluation of the transfer of control. The Group now applies the guidance added to IAS 39 on how to determine fair values using valuation techniques and how to evaluate impairment in a group of loans, receivables or held-to-maturity investments which cannot yet be identified with any individual asset in the group. In accordance with the standard's transitional provisions the revised accounting policies are applied retrospectively except for the clarified derecognition rules which are applied prospectively from 1 January 2004. Although allowed by the standard, the Group has not redesignated any financial instrument into 'at fair value through profit or loss' or 'available for sale' categories at the date of initial application of the revised IAS 39.

IAS 40 (revised 2003) Investment Property. In accordance with the transitional provisions the Group can now classify operating leases as investment property under the fair value model provided that the rest of the definition of investment property is met. Such operating leases would be accounted for as if they were finance leases. This classification alternative is available on a property–by–property basis. The revised IAS 40 has no impact on these consolidated financial statements.

IFRS 3 (issued 2004) Business Combinations. The Group applies transitional provisions of IFRS 3 and accounts for all business combinations for which the agreement date is on or after 31 March 2004 and which are within the scope of IFRS 3 by applying the purchase method. For these transactions, the Group amended its policies for the application of the purchase method: (i) the Group now separately recognises, at the acquisition date, the acquiree's contingent liabilities if their fair values can be measured reliably; and (ii) the identifiable assets, liabilities and contingent liabilities are now measured at their fair values irrespective of the extent of any minority interest.

IFRS 5 (issued 2005) Non-current Assets Held for Sale and Discontinued Operations. The Group applies IFRS 5 prospectively in accordance with its transitional provisions to non-current assets (or disposal groups) that meet the criteria to be classified as 'held for sale' and operations that meet the criteria to be classified as 'discontinued' after 1 January 2005. The Group's accounting policies now describe assets 'held for sale' as those that will be recovered principally through a sale transaction rather than through continuing use. Subject to certain exceptions, for example for financial assets, assets or disposal groups that are classified as 'held for sale' are now measured at the lower of carrying amount and fair value less costs to sell. Such assets cease to be depreciated and are presented separately on the face of the balance sheet.

4 Adoption of New or Revised Standards and Interpretations (Continued)

IFRIC 1 (issued 2004) Changes in Existing Decommissioning, Restoration and Similar Liabilities. Changes in the measurement of an existing asset retirement obligation that result from changes in the estimated timing or amount of the outflows, or from changes in the discount rate now alter the previously recognised revaluation surplus or deficit for assets carried at valuation or adjust the cost of the related asset in the current period for assets carried under the cost model. IFRIC 1 has no impact on this consolidated financial statements.

IFRIC 2 (issued 2004) Members' Shares in Co-operative Entities and Similar Instruments. Shares are now equity only if the Group has an unconditional right to refuse their redemption.

Adoption of new or revised standards and interpretations did not have a material impact on these consolidated financial statements.

5 New Accounting Pronouncements

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods and which the entity has not early adopted:

IAS 39 (Amendment) – The Fair Value Option (effective from 1 January 2006). IAS 39 (as revised in 2003) permitted entities to designate irrevocably on initial recognition practically any financial instrument as one to be measured at fair value with gains and losses recognised in profit or loss ('fair value through profit or loss'). The amendment changes the definition of financial instruments 'at fair value through profit or loss' and restricts the ability to designate financial instruments as part of this category. The Group's policy is not to voluntarily designate assets and liabilities as at fair value through profit or loss.

IAS 39 (Amendment) – Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

IAS 39 (Amendment) – Financial Guarantee Contracts (effective from 1 January 2006). Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognition of financial assets or result in continuing involvement accounting.

IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007). The IFRS introduces new disclosures to improve the information about financial instruments. Specifically, it requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk including sensitivity analysis to market risk. It replaces some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its consolidated financial statements.

IAS 19 (Amendment) – Employee Benefits (effective from 1 January 2006). The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment defined benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). IFRS 6 allows an entity to continue using the accounting policies for exploration and evaluation assets applied immediately before adopting the IFRS, subject to certain impairment test requirements.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires that determining whether an arrangement is, or contains, a lease be based on the substance of the arrangement. It requires an assessment of whether (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

5 New Accounting Pronouncements (Continued)

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006). Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective for periods beginning on or after 1 December 2005, that is from 1 January 2006). The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union, should not be recognised because participation in the market during the measurement period is the obligating event in accordance with IAS 37.

IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 March 2006, that is from 1 January 2007). The Interpretation clarifies application of IAS 29 in the reporting period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29.

IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007). The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received).

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). The Interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 Financial Instruments: Recognition and Measurement. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Interpretation shall be applied retrospectively.

IAS 21 (Amendment) – Net Investment in a Foreign Operation (effective from 1 January 2006). This amendment requires foreign exchange gains and losses on quasi-equity intercompany loans to be reported in consolidated equity even if the loans are not in the functional currency of either the lender or the borrower. Currently, such exchange differences are required to be recognised in consolidated profit or loss. It also extends the definition of 'net investment in a foreign operation' to include loans between sister companies.

IFRS 1 (Amendment) – First-time Adoption of International Financial Reporting Standards and IFRS 6 Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). This minor amendment to IFRS 1 clarifies that the IFRS 6 comparative information exemption applies to the recognition and measurement requirements of IFRS 6, as well as the disclosure requirements.

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Group's consolidated financial statements.

6 Segment Information

The Group has only one business segment – zinc and zinc alloys production. With regards to the secondary geographical segments, sales are based on the country in which the customer is located, while total assets and capital expenditures are based on where the assets are located. All of the Group's assets and capital expenditures are located in the Russian Federation. For the geographical segments of the Group's sales refer to Note 16.

7 Balances and Transactions with Related Parties

For the purposes of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. The Company's immediate parent and ultimate controlling party are disclosed in Note 1.

Related parties of the Group are predominantly comprised of parties under the control of the Group's shareholders or acting as agents on behalf of the parties controlled by the Group's shareholders. Related parties may enter into transactions which unrelated parties may not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2005, 2004 and 2003 are detailed below.

(i) Balance sheet caption

In thousands of Russian Roubles	Note	2	2004	2003
Assets				
Receivable from OJSC CTRP			4,916	2,632
Receivable from CJSC SKS METRIS			-	2,341
Total receivable	10		4,916	4,973
Interest receivable from CJSC GROUP CTRP	10	2,	1,625	-
Prepaid insurance	10,18		-	207,799
Loans to OJSC CTRP			60,000	-
Loans to CJSC CTRP-META			75,009	-
Loans to CJSC GROUP CTRP		26,	34,000	-
Total loans		26,	169,009	-
Total assets		**28,**	**175,550**	**212,772**
Liabilities				
Payable to CJSC SKS METRIS	14	(	(316)	-
Advances received from OJSC CTRP	14		-	-
Total liabilities		**(**	**(316)**	**-**

(ii) Income statement caption

In thousands of Russian Roubles	Note	2	2004	2003
Revenue				
Sales to OJSC CTRP		86,	62,325	4,480
Sales to CJSC SKS METRIS			2,311	1,951
Sales to Euromin S. A.*			-	263,827
Total sales	16	**86,**	**64,636**	**270,258**
Purchases				
Purchases from CJSC SKS METRIS		(4,	(1,457)	-
Purchases from CJSC "CTRP-KTS			-	-
Purchases from CJSC MZMZ			(17)	-
Purchases from OJSC CTRP			(820)	-
Total purchases		**(4,**	**(2,294)**	**-**

7 Balances and Transactions with Related Parties (Continued)

Finance income				
Interest on loan provided to OJSC CTRP		1,	705	-
Interest on loan provided to CJSC SKS METRIS		3,	1,984	-
Interest on loan provided to CJSC GROUP CTRP		3,	102	-
Interest on loan provided to CJSC CTRP-META		4,	1,712	-
Interest on loan provided to OJSC Basa MTS			-	-
Interest on loan provided to CJSC SOT			-	-
Interest on loan provided to CJSC CTRP-KTS		1,	-	-
Total finance income		**15,**	**4,503**	**-**
Insurance expense	18	-	(209,347)	(7,000)
Gain/(loss) on origination of promissory note to Albion Proekt	19		12,038	(12,038)
Loss on sale of Property, Plant and Equipment to Abroil Holdings			-	(7,494)

(iii) Cash Flow statement caption

In thousands of Russian Roubles	Note	2	2004	2003
Operating activities				
Cash receipts from OJSC CTRP for goods sold		107,	71,259	2,744
Cash receipts from CJSC SKS METRIS			5,088	-
Cash receipts from Euromin			-	282,770
Payments to CJSC SKS METRIS		(5,	(1,403)	-
Payments to CJSC MZMZ			(17)	-
Payments to OJSC CTRP			(820)	-
Payments to CJSC "CTRP-KTS			-	-
Payment of insurance premium	18		-	(214,799)
Total cash flows from operating activities		**101,**	**74,107**	**70,715**
Investing activities				
Interest received from OJSC CTRP		1,545	705	-
Interest received from CJSC SKS METRIS		3,377	1,984	-
Interest received from CJSC GROUP CTRP		159	102	-
Interest received from CJSC CTRP-META		6,118	87	-
Interest received from CJSC OJSC Basa MTS		249	-	-
Interest received from CJSC SOT		964	-	-
Interest received from CJSC CTRP-KTS		1,477	-	-
Total interest received		13,889	2,878	-
Loan to OJSC CTRP		(20,000)	(60,000)	-
Loan to CJSC CTRP-META		(220,000)	(75,009)	-
Loan to CJSC GROUP CTRP		(22,000)	(34,000)	-
Loan to CJSC SKS METRIS		(230,000)	(30,000)	-
Loan to CJSC SOT		(25,000)	-	-
Loan to OJSC Basa MTS		(10,000)	-	-
Loan to CJSC CTRP-KTS		(135,000)	-	-
Total loans given		(662,000)	(199,009)	-

7 Balances and Transactions with Related Parties (Continued)

In thousands of Russian Roubles	Note	2	2004	2003
Loan redeemed by CJSC SKS METRIS		230,	30,000	-
Loan redeemed by CJSC SOT		25,	-	-
Loan redeemed by OJSC Basa MTS		10,	-	-
Loan redeemed by CJSC CTRP-META		295,	-	-
Loan redeemed by OJSC CTRP		80,	-	-
Loan redeemed by CJSC GROUP CTRP		30,	-	-
Loan redeemed by CJSC CTRP-KTS		135,	-	-
Total loans redeemed		805,	30,000	-
Proceeds from sale of Property, Plant and Equipment to Abroil Holding*			-	72,900
Total cash flows from/(used in) investing activities		**156,**	**(166,131)**	**72,900**

* - from July 2003 through 31 December 2003 these parties are no longer related.

OJSC CTRP (CTRP), CJSC GROUP CTRP (GROUP CTRP), CJSC SKS METRIS (METRIS), CJSC CTRP-META (CTRP-META), CJSC MZMZ (MZMZ), CJSC SOT (SOT), OJSC Basa MTS (Basa MTS), CJSC CTRP-KTS (CTRP KTS)

These companies are controlled by the Group's shareholders.

During 2005 the Group supplied 1,936 tons of zinc and zinc alloys (2004: 1,788 tons and 2003: 131 tons) in accordance with the agreements with CTRP at the price determined as the LME official quotation for the metric ton of SHG zinc averaged over the quotation period and adjusted for the coefficient 1.12 for zinc and 1.15 for zinc alloys. As at 31 December 2005 the Group had a net receivable balance of RR 39 thousand (31 December 2004: RR 4,916 thousand and 31 December 2003: RR 2,632 thousand) from CTRP.

In 2004 the Group supplied 67 tons of zinc (2003: 63 tons) in accordance with the agreements with METRIS at the price determined as the London Metals Exchange (LME) official quotation for metric ton of SHG zinc averaged over the quotation period and adjusted for the coefficient 1.08. At 31 December 2004 the Group had a nil receivable balance from METRIS (31 December 2003: RR 2,341 thousand) .

In 2005 the Group provided short-term loans to CTRP, CTRP-META, GROUP CTRP, METRIS, SOT, Basa MTS and CTRP-KTS in the amount RR 20 million, RR 220 million, RR 22 million, RR 230 million, RR 25 million, RR 10 million and RR 135 million, respectively (2004: RR 60 million, RR 75 million, RR 34 million, RR 30 million to CTRP, CTRP-META, GROUP CTRP and METRIS, respectively, and 2003: nil). In 2005 all the loans were fully redeemed, except for the one provided to GROUP CTRP. At 31 December 2005 the loan receivable balance from GROUP CTRP was RR 26 million (31 December 2004: RR 60 million, RR 34 million and RR 75 million from CTRP, GROUP CTRP, and CTRP-META, respectively, and 31 December 2003: nil).

The loans bear interest of 10-11% p.a. in both 2005 and 2004. Management believes that the actual interest rates do not differ significantly from the market interest rates. For the year ended 31 December 2005 the interest income on the loans given amounted to RR 15.2 million (31 December 2004: RR 4.5 million). At 31 December 2005 interest receivable from GROUP CTRP amounted to RR 2.9 million (31 December 2004: RR 1.6 million and 31 December 2003: nil).

In 2005 the Group made purchases of inventory (pipe-bends, pipes) from METRIS and CTRP-KTS totalling RR 4.7 million. In 2004 the Group made purchases of inventory (pipe-bends, pipes) from METRIS, MZMZ and some services from CTRP for the total amount of RR 2.3 million (2003: nil). At 31 December 2005 the Group had a net payable balance of RR 0.4 million (31 December 2004: RR 0.3 million and 31 December 2003: nil) to METRIS.

7 Balances and Transactions with Related Parties (Continued)

Euromin

Zinc sales to Euromin S.A., a Vitol Group company (Note 1), during the year ended 31 December 2003 amounted to RR 490 million (zinc sales in 2003 to Euromin S.A. through June 2003 amounted to RR 184 million). Zinc tolling revenue for services provided to Euromin S.A. amounted to RR 186 million (zinc tolling revenue for services provided to Euromin S.A. through June 2003 amounted to RR 61 million). Other sales to Euromin S.A. (indium, cadmium) amounted to RR 47 million (other sales to Euromin S.A. through June 2003 amounted to RR 19 million).

During 2003 zinc price for sales to Euromin S.A. fluctuated between US$ 755 – US$ 945 per metric ton based on the official LME 'settlement' quotation for SHG zinc averaged for the quotation period, less a discount of US$ 10 - 70 per metric ton. As at 31 December 2003 the Company had a net payable balance of RR 77 million to Euromin SA. From 1 July 2003 Euromin was no longer a related party (Note 1).

Abroil Holding

During year 2003 the Group sold the office premises, situated in Moscow, Tverskaya street; the flat, situated in Moscow, Bronnaya street; and an attic-floor room in Moscow, Tverskaya street; to Abroil Holding, a Vitol Group controlled entity, with total proceeds amounting to RR 73 million (excluding VAT). The Company realized a loss on this transaction of RR 7 million before tax.

(iv) Directors' and key management's compensation

Total directors' and key managements' compensation is represented by contractual salary and remuneration paid to members of the Board of directors. It is recorded in general and administrative expenses in the statement of income in the amount of RR 27.0 million, RR 13.2 million and RR 10.4 million for the years ended 31 December 2005, 2004 and 2003, respectively. There were 14 members of the directors and key management group in 2005 (2004 and 2003: 9 members).

(v) Guaranties given on behalf of related parties

CTRP

In June 2005 the Group entered into a suretyship agreement with the EBRD to guarantee the obligations of CTRP (Note 22).

LK-Prom and Imtekhnoservis

In 2003 the Group entered into a guarantee agreement with AKB RosEvroBank (REB) to guarantee repayment of a US$ 2 million (RR 55.5 million) loan by Imtekhnoservis LLC., a party controlled by the shareholders of the Group, and repayment of RR 22 million loan by LK-Prom LLC., a party controlled by the shareholders of the Group. For the latter loan REB also held a pledge over 1,500 tons of zinc in zinc concentrate and 950 tons of zinc of the Group with the total carrying value of approximately RR 39 million as at 31 December 2004 (31 December 2003: RR 40 million) (Note 9).

In 2005 the loan of Imtekhnoservice LLC. was fully redeemed and LK-Prom LLC. was declared bankrupt. The total amount of expenses incurred by the Group in respect of the guarantee agreement with REB in favour of LK-Prom LLC. was RR 25 million, including interest (Note 18).

8 Property, Plant and Equipment and Intangible Assets

Movements in the carrying amount of property, plant and equipment and intangible assets were as follows:

In thousands of Russian Roubles	Land	Buildings and infrastructure	Plant, machinery and equipment	Other	Intangible assets	Construction in progress	Total
Cost at 1 January 2003	-	1,562,137	2,245,890	210,077	3,862	544,790	4,566,756
Accumulated depreciation	-	(204,032)	(291,442)	(72,150)	(599)	-	(568,223)
Carrying amount at 1 January 2003	-	1,358,105	1,954,448	137,927	3,263	544,790	3,998,533
Additions/Transfers	45,419	147,921	353,165	7,924	-	(114,913)	439,516
Disposals	-	(80,390)	(3,201)	(1,127)	-	(39,849)	(124,567)
Depreciation charge	-	(76,338)	(266,540)	(28,274)	(1,133)	-	(372,285)
Carrying amount at 31 December 2003	45,419	1,349,298	2,037,872	116,450	2,130	390,028	3,941,197
Cost at 31 December 2003	45,419	1,604,953	2,580,893	212,082	3,862	390,028	4,837,237
Accumulated depreciation	-	(255,655)	(543,021)	(95,632)	(1,732)	-	(896,040)
Carrying amount at 31 December 2003	45,419	1,349,298	2,037,872	116,450	2,130	390,028	3,941,197
Additions/Transfers	-	97,724	92,383	23,997	23,662	(87,426)	150,340
Disposals	-	(38)	(2,631)	(3,986)	(5)	(7,494)	(14,154)
Depreciation charge	-	(83,302)	(305,324)	(30,892)	(980)	-	(420,498)
Carrying amount at 31 December 2004	45,419	1,363,682	1,822,300	105,568	24,808	295,108	3,656,885
Cost at 31 December 2004	45,419	1,692,627	2,657,245	227,363	27,508	295,108	4,945,270
Accumulated depreciation	-	(328,945)	(834,945)	(121,795)	(2,700)	-	(1,288,385)
Carrying amount at 31 December 2004	45,419	1,363,682	1,822,300	105,568	24,808	295,108	3,656,885
Additions/Transfers	-	19,232	48,931	25,665	-	11,760	105,588
Disposals	-	-	(4,443)	(4,247)	-	(2,330)	(11,020)
Depreciation charge	-	(89,032)	(300,731)	(25,127)	(780)	-	(415,670)
Carrying amount at 31 December 2005	45,419	1,293,882	1,566,057	101,859	24,028	304,538	3,335,783
Cost at 31 December 2005	45,419	1,711,718	2,684,679	245,271	27,508	304,538	5,019,133
Accumulated depreciation	-	(417,836)	(1,118,622)	(143,412)	(3,480)	-	(1,683,350)
Carrying amount at 31 December 2005	45,419	1,293,882	1,566,057	101,859	24,028	304,538	3,335,783

8 Property, Plant and Equipment and Intangible Assets (Continued)

At 31 December 2005, 2004 and 2003 the gross carrying value of fully depreciated property, plant and equipment still in use approximated RR 371 million, 284 million and 222 million, respectively.

In November 2003 the Group purchased 687,600 square meters of land (100% of total land occupied by the plant), for a consideration of RR 45 million. The transaction was registered as required by the Russian legislation in February 2004.

Intangible assets include cost of obtaining "CZP SHG" (Chelyabinsk Zink Plant Special High Grade) certification with the carrying value of RR 23.6 million. The product was officially registered at the London Metal Exchange in December 2004.

9 Inventories, net

In thousands of Russian Roubles	**20[illegible]**	**2004**	**2003**
Raw materials and consumables	1,192,6[illegible]	381,707	505,660
Work in progress	163,4[illegible]	65,501	80,036
Finished products	86,5[illegible]	102,013	80,531
Precious metals	11,4[illegible]	2,765	84,142
Goods for resale	43,0[illegible]	-	-
Provision for obsolete and slow-moving inventory	(18,1[illegible]	(13,143)	(23,227)
Total inventories, net	**1,478,9[illegible]**	**538,843**	**727,142**

At 31 December 2005 the Group has accumulated zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) in excess of 100.8 thousand tons (31 December 2004: 122.7 thousand tons and 31 December 2003: 114.5 thousand tons), which has not been processed due to the limited capacity of certain workshops. It is expected that reduced production output will allow the Group to further decrease the accumulated stock of zinc cakes in 2006 with the existing capacity. It is also possible to introduce improvements to the existing production process in order to avoid zinc cakes stock build up when projected production output is maintained and ensure processing of the stock which has already been accumulated. The Group approved installation of such processing equipment during the period from 2003 to 2005. However, in 2005 this program was suspended due to reduction of production output and only resumed at the end of 2005. The expected commission date is 1 May 2007 with the estimated cost to completion of US$ 19.5 million (RR 561.3 million). The carrying value of zinc cakes is substantially lower than its potential resale value and cost of zinc content. The carrying value of zinc cakes, included in consumables, amounted to RR 36 million (2004: RR 44 million and 2003: RR 40 million). At 31 December 2005 the EBRD held a pledge over the 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility (Note 13).

At 31 December 2005 there is no other inventory pledged by the Group. At 31 December 2004 the Chelindbank held a pledge over 2,580 tons of zinc concentrate of the Group with the carrying value of RR 24 million (2003: nil) as a security over the overdraft facility and REB held a pledge over 1,500 tons of zinc in zinc concentrate and 950 tons of finished zinc with the total carrying value of RR 39 million (2003: RR 40 million) as a security over the loan obtained by LK-Prom LLC., a related party (Note 7).

The precious metals are stated at net realisable value ("NRV"). NRV is determined by reference to the Central Bank of the Russian Federation quotations. The change in NRV of the precious metals balance for the period is included within cost of sales (Note 17).

Reversal of a write-down of inventories in the year ended 31 December 2004 is comprised of RR 4,429 thousand relating to zinc sulphate and RR 5,655 thousand relating to consumables. This reversal was justified by the increased selling price of the inventories subsequent to 31 December 2003.

10 Trade and Other Receivables, net

In thousands of Russian Roubles		2005	2004	2003
Trade receivables RR denominated – third parties		42,377	29,614	36,930
Trade receivables RR denominated – related parties	7	49	4,916	4,973
Trade receivables US$ denominated		186,507	12,105	529
Less provision for impairment of trade receivables		(1,48[illegible]	(949)	(6,445)
VAT and other taxes recoverable		330,762	298,563	296,971
Interest receivable – related parties	7	2,933	1,625	-
Property insurance prepaid – related parties	7	36,792	40,410	207,799
Other prepayments		90,427	67,186	47,271
Other receivables		1,403	10,302	3,762
Less provision for impairment of other receivables		-	(1,663)	(4,171)
Total trade and other receivables, net		**689,769**	**462,109**	**587,619**

11 Cash and Cash Equivalents

In thousands of Russian Roubles	2005	2004	2003
RR denominated bank balances payable on demand and cash on hand	6,391	12,654	46,897
US$ denominated bank balances payable on demand	1,925	7,271	38,905
EURO denominated bank balances payable on demand	-	36	40
RR term deposits	50,538	85,000	-
US$ term deposits	69,078	83,246	-
Promissory notes	3,808	-	6,400
Total cash and cash equivalents	**131,740**	**188,207**	**92,242**
Restricted cash	**4,073**	**5,293**	**-**

At 31 December 2005 short-term deposits denominated in Roubles include cash deposited with the Uralsky Kommerchesky Bank in the amount RR 50 million at 5% p.a. maturing in January 2006.

At 31 December 2004 short-term deposits denominated in Roubles include cash deposited with the Chelindbank in the amount RR 70 million at 4.5% p.a. maturing in January 2005 and cash deposited with the Agropromkredit bank in the amount RR 15 million at 12% p.a. maturing 31 December 2005.

At 31 December 2005 short-term deposits denominated in US Dollars include cash deposited with the Chelindbank in the amount RR 28.8 million (equivalent of US$ 1 million) at 1% p.a. maturing 16 January 2006 and cash deposited with the Uralvneshtorgbank in the amount RR 40.3 million (equivalent of US$ 1.4 million) at 7% p.a. maturing 15 March 2006.

At 31 December 2004 short-term deposits denominated in US Dollars include cash deposited with Chelindbank in the amount RR 55.5 million (equivalent of US$ 2 million) at 6.0% p.a. maturing 17 March 2005 and cash deposited with the Agropromkredit bank in the amount RR 27.7 million (equivalent of US$ 1 million) at 7.25% p.a. maturing 15 March 2005.

The balance of restricted cash as at 31 December 2005 includes a promissory note of the Kreditny Agroprombank for RR 2.8 million pledged with this bank as a guarantee for payments to customs authorities. This promissory note is non-interest bearing. It matures in January 2007. The remaining amount of RR 1.3 million is represented by a letter of credit opened with the Chelindbank in favour of G. Diefenbach S.r.l. for supply of equipment. This letter of credit matured 11 March 2006.

At 31 December 2004 the balance of restricted cash includes promissory notes of the Vneshtorgbank for RR 2.5 million and the Agropromkredit bank for RR 2.8 million pledged with the respective banks as a guarantee for payments to customs authorities. These promissory notes are short-term and non-interest bearing.

12 Share capital

The nominal registered amount of the Company's issued share capital prior to restatement of capital contributions made before 1 January 2003 to the purchasing power of the Russian Rouble at 31 December 2002 is RR 637 thousand (2004: RR 637 thousand and 2003: RR 637 thousand). At 31 December 2005, 2004 and 2003 authorized, issued and fully paid share capital consists of 636,796 ordinary shares with a nominal value of RR 1 each. Each ordinary share carries one vote.

Share premium represents the excess of contributions received over the nominal value of shares issued.

In April 2004 the shareholders' meeting approved declaration of the right to issue 5,000,000 additional ordinary shares with the par value of RR 1 each, and authorized additional issue of 1,500,000 ordinary shares with the par value of RR 1 at RR 500 per share by private offering. As at 31 December 2005 no additional ordinary shares were issued.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For the year ended 31 December 2005, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was RR 268 million (year ended 31 December 2004: RR 127 million and 31 December 2003: RR 144 million). However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

The legal reserve is stipulated by the Law for Joint Stock Companies and equals 15% of authorized share capital value in the Russian statutory financial statements. The legal reserve of RR 96 thousand recorded in the statutory financial statements is different from the respective reserve in these consolidated financial statements due to inflation effect.

In April 2006 the annual shareholders meeting decided not to pay dividends for 2005. There were no dividends declared in 2005 for 2004 and in 2004 for 2003. The amounts of unpaid approved and declared dividends, relating to prior periods, as of 31 December 2005 were nil (2004: RR 1,640 thousand and 2003: RR 1,756 thousand).

13 Borrowings

In thousands of Russian Roubles	2005	2004	2003
EBRD loan - long-term portion	-	260,144	474,954
Total non-current borrowings	-	**260,144**	**474,954**
EBRD loan - current portion of long-term borrowing	269,836	187,304	154,636
REB loan	-	-	12,038
Total current borrowings	**269,836**	**187,304**	**166,674**

The long-term loan maturity schedule is as follows:

In thousands of Russian Roubles	2005	2004	2003
1 to 2 years	-	135,275	198,818
2 to 3 years	-	83,246	143,591
3 to 4 years	-	41,623	88,364
4 to 5 years	-	-	44,181
Total current borrowings	-	**260,144**	**474,954**

13 Borrowings (continued)

At 31 December 2005 current portion of long-term borrowings is represented by a loan from the European Bank of Reconstruction and Development (EBRD) for financing the plant renovation program. The EBRD loan is denominated in US$. It bears an interest rate of LIBOR+4.25% (2004: LIBOR+4.5% and 2003: LIBOR +6%) for the first two tranches of the loan in the amounts US$ 8 million (RR 222 million) and US$ 7 million (RR 194.3 million), respectively, and LIBOR+4.5% (2004: LIBOR+4.75% and 2003: LIBOR +5%) for the third and fourth tranches in the amounts US$ 7 million (RR 194.3 million) and US$ 5 million (RR 138.8 million), respectively. The forth tranche of the loan was arranged in 2003, in the amount of US$ 5 million (RR 147 million).

The EBRD holds a pledge over 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility. The carrying value of the zinc cakes pledged as guarantee for the loan is RR 36 million (Note 9).

The EBRD loan is collateralized by the Company's shares pledged by NF Holdings BV (Note 1). The EBRD loan contains covenants on adequacy of capital expenditure, dividend payments, property insurance, operations with related parties and certain other clauses. Due to a failure to comply with all of the debt covenants as of 31 December 2005 the loan was classified as current. In March 2006 the Group repaid the remaining amount of the EBRD loan ahead of schedule (Note 25).

Management believes that the effective interest rates do not differ significantly from the nominal interest rates disclosed above.

Management believes that the fair value of the EBRD loan does not differ significantly from the carrying amount.

In 2003 the Group signed a revolving credit line agreement with AKB RosEvroBank (REB) and received RR 150 million at 12% p.a. under this agreement, repayable in September 2004. Simultaneously the Group purchased a non-interest bearing promissory note of Albion Proekt LLC., a party controlled by the shareholders of the Group, at the nominal amount of RR 150 million redeemable in September 2004. As at 31 December 2003 the Group had a legally enforceable right to set off the principle loan amount payable to REB against the amount of promissory note. Therefore, as at 31 December 2003 balances were presented on a net basis as a payable of RR 12 million within short-term borrowings in the Group's balance sheet.

The difference between the fair value of the promissory note calculated as the net present value of the amount receivable discounted at the market interest rate at the date of origination of 12% p.a. and the nominal amount was recorded in the statement of income as loss on origination in 2003, for the benefit of an entity controlled by the shareholders of the Group (Note 7).

The Group did not enter into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

14 Accounts payable, Accrued expenses and Advances from customers

In thousands of Russian Roubles	Note	2005	2004	2003
Trade payables RR denominated – third parties		378,125	84,053	106,445
Trade payables RR denominated – related parties	7	380	316	-
Trade payables US$ denominated – third parties		313,445	-	-
Advances from customers RR denominated – third parties		30,462	41,920	39,237
Advances from customers RR denominated – related parties	7	10	-	-
Advances from customers US$ denominated – third parties		43,892	25	77,182
Payroll and social tax payable		12,759	8,931	8,699
Interest payable		6,531	9,320	9,866
Accrued liabilities and other creditors		23,329	3,545	8,321
Accounts payable, accrued expenses and advances from customers		**808,933**	**148,110**	**249,750**

15 Other Taxes Payable

In thousands of Russian Roubles	2005	2004	2003
VAT payable	-	-	12,952
Property tax	14,304	14,719	-
Personal income tax	1,829	1,559	1,489
Other taxes	857	29	30
Total other taxes payable	**16,990**	**16,307**	**14,471**

16 Revenue

In thousands of Russian Roubles	Note	2005	2004	2003
Zinc and zinc alloys – third parties		4,072,169	3,117,837	3,301,000
Zinc and zinc alloys – related parties	7	86,184	64,110	189,681
Zinc tolling – third parties		103,401	303,958	124,508
Zinc tolling – related parties	7	-	-	61,154
Other – third parties		528,865	486,023	405,726
Other – related parties	7	540	526	19,423
Total sales		**4,791,159**	**3,972,454**	**4,101,492**

In 2005 export sales of zinc, zinc alloys and by-products comprised RR 1,032,799 thousand (2004: RR 882,961 thousand and 2003: RR 800,092 thousand). 88% of the Group's export sales were to Europe, 9% to Asia and 3% to CIS countries (2004: 90% to Europe, 6% to USA, 3% to CIS countries and 1% to Middle East and 2003: 97% to Europe, 2% to Asia and 1% to CIS countries). Other revenue comprised sales of zinc production process by-products including: indium, cadmium, sulplunic acid and other products.

17 Cost of sales

In thousands of Russian Roubles	Note	2005	2004	2003
Materials and consumables used		2,476,250	1,805,995	1,788,236
Utilities and fuel		587,721	661,807	669,347
Production overheads		144,409	131,564	159,580
Repairs and maintenance		146,714	126,090	205,558
Depreciation and amortisation	8	415,670	420,498	372,677
Staff costs		107,414	87,520	84,847
Change in work-in-progress		(97,909)	14,535	(7,401)
Change in finished goods		15,429	(21,482)	(15,217)
Inventory obsolescence provision, net	9	5,026	(10,084)	5,483
Social costs		19,147	14,109	20,679
Precious metals revaluation		(5,764)	(1,928)	(14,057)
Cost of goods and materials for resale		229,996	136,838	139,797
Total cost of sales		**4,044,103**	**3,365,462**	**3,409,529**

18 Distribution, General and Administrative expenses

In thousands of Russian Roubles	Note	2005	2004	2003
Transportation and customs duties		113,392	158,717	150,645
Total distribution expenses		**113,392**	**158,717**	**150,645**
Staff costs		77,339	78,231	77,719
Repairs and maintenance		40,893	32,761	24,362
Property insurance – third parties		47,629	783	11,577
Property insurance – related parties	7	-	209,347	7,000
Property tax		62,909	65,860	23,415
Land tax		20,270	18,106	16,486
Other taxes		(1,139)	2,898	3,280
Impairment of trade and other receivables		(199)	(6,210)	3,234
Loss on disposal of property, plant and equipment – third parties		7,685	3,848	1,098
Loss on disposal of property, plant and equipment – related parties	7	-	-	7,494
Expenses under surety agreement	7	24,951	-	-
Other income and expenses, net		102,638	73,780	70,082
Total general and administrative expenses		**382,976**	**479,404**	**245,747**

Total depreciation expense and staff costs (including social expenses) in cost of sales and general and administrative expenses amounted to RR 415,670 thousand (2004: RR 420,498 thousand and 2003: RR 372,677 thousand) and RR 216,611 thousand (2004: RR 179,860 thousand and 2003: RR 183,245 thousand), respectively.

In 2003 the Group prepaid to an insurance company RR 215 million of premium under an insurance agreement for property damage and business interruption expiring 14 October 2004. The shareholders of the ultimate holding company have advised the Company that they have received a significant balance of the amounts prepaid by the Company in 2003. These amounts effectively represent distributions to the shareholders of the ultimate holding company. In 2004 the Group concluded a new insurance agreement with the insurance company expiring 14 October 2005 and made a prepayment of RR 42 million of insurance premium on 20 December 2004. In 2005 the Group prolonged the insurance agreement with the insurance company, for the period from 15 October 2005 till 14 October 2006 and made a prepayment of RR 42.3 million of insurance premium on 18 November 2005. The insurance contract provides for insurance coverage of RR 2,923 million (2004: RR 2,923 million and 2003: RR 10,755 million) not to exceed the replacement cost of the assets insured and a deductible limit of RR 7 million (2004: RR 3 million and 2003: RR 1.5 million) under property insurance and 90 days (2004: 90 days and 2003: 45 days) under business interruption insurance. At 31 December 2005 the book value of the insured property was RR 3,312 million (2004: RR 3,592 million and 2003: RR 4,668 million). The amount of insurance premium recognized in the income statement in 2005 in respect of both agreements was RR 45.9 million (2004: RR 209.3 million and 2003: RR 7 million).

19 Finance Income and Costs, net

In thousands of Russian Roubles	Note	2005	2004	2003
Interest income		(25,584)	(9,617)	(5,294)
Interest expense		26,610	42,491	43,412
Other finance cost	7, 13	-	-	12,038
Total finance income and costs, net		**1,026**	**32,874**	**50,156**

20 Income Taxes

Income tax expense comprises the following:

In thousands of Russian Roubles	2005	2004	2003
Current tax charge	94,323	41,065	-
Deferred tax charge/(credit)	109	(18,795)	78,952
Income tax expense for the year	**94,432**	**22,270**	**78,952**

A reconciliation between the expected and the actual taxation charge is provided below.

In thousands of Russian Roubles	2005	2004	2003
IFRS profit/(loss) before tax	**241,657**	**(39,454)**	**283,671**
Theoretical tax charge/(credit) at statutory rate (2005: 24%; 2004: 24%)	57,998	(9,469)	68,081
Tax effect of items which are not deductible or assessable for taxation purposes:			
- Social expenses	5,977	9,285	7,725
- Business interruption insurance expenses	2,557	8,426	-
- Interest expense	-	4,308	-
- Expenses under surety agreement	5,988	-	-
- Other non deductible expenses	21,912	9,720	3,146
Income tax expense for the year	**94,432**	**22,270**	**78,952**

Differences between IFRS and Russian statutory taxation regulations give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. The tax effect of the movements in these temporary differences is detailed below and is recorded at the rate of 24% (2004 and 2003: 24%).

In thousands of Russian Roubles	1 January 2003	(Charged) / credited to profit or loss	31 December 2003	(Charged) / credited to profit or loss	31 December 2004	(Charged) / credited to profit or loss	31 December 2005
Tax effect of deductible temporary differences and tax loss carry forwards							
Accounts receivable	3,246	2,906	6,152	(5,348)	804	(627)	177
Accounts payable and accruals	11,223	(8,048)	3,175	(960)	2,215	17,783	19,998
Loss carry forward	-	15,715	15,715	(15,715)	-	-	-
Deferred tax asset	14,469	10,573	25,042	(22,023)	3,019	17,156	20,175
Tax effect of taxable temporary differences							
Property, plant and equipment	(118,645)	(67,552)	(186,197)	20,179	(166,018)	2,107	(163,911)
Inventories	(16,822)	(21,973)	(38,795)	20,639	(18,156)	(19,372)	(37,528)
Deferred tax liability	(135,467)	(89,525)	(224,992)	40,818	(184,174)	(17,265)	(201,439)
Total net deferred tax liability	**(120,998)**	**(78,952)**	**(199,950)**	**18,795**	**(181,155)**	**(109)**	**(181,264)**

21 Earnings/(loss) per Share

Basic earnings per share were calculated by dividing the profit attributable to equity holders of the Company of RR 147,225 thousand (2004: loss of RR 61,724 thousand and 2003: profit of RR 204,719 thousand) by the weighted average number of ordinary shares in issue during the year (636,796 shares) and shares issued and distributed to the existing shareholders for no additional consideration (Note 25) after the period end (4,457,572 shares) which comprised 5,094,368 shares in total in 2005 (2004: 5,094,368 shares and 2003: 5,094,368 shares).

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equals the basic earnings per share.

22 Contingencies, Commitments and Operating Risks

Legal proceedings. During the year ended 31 December 2005, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of the management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group and which have not been accrued or disclosed in these consolidated financial statements.

Tax legislation. Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

Transfer pricing legislation, which was introduced from 1 January 1999, provides the possibility for tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect to all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties if the price differs on similar transactions with two different counterparties by more than 20%. There is no formal guidance as to how these rules should be applied in practice.

Additionally, in the current Russian tax environment, where the form and the accompanying documentation of a transaction generally meet the literal requirements of the applicable tax legislation, but the substance of the transaction may bring a different result, such transactions are generally not challenged by tax authorities. However, it is possible with the evolution of the interpretation of tax law in the Russian Federation and the changes in the approach of the Russian tax authorities, that such transactions could be challenged in the future. The impact of such challenges has been estimated by management in the amount of 64 million roubles.

Management has assessed the Group's overall tax position based upon their understanding of the tax regulations and experience in working with the tax authorities. As a result, the Group's management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency legislation and customs positions will be sustained. Accordingly, at 31 December 2005 no provision for potential tax liabilities had been recorded (2004 and 2003: no provision).

Capital expenditure commitments. At 31 December 2005 the Group has contractual capital expenditure commitments in respect of property, plant and equipment totalling RR 1.4 million (2004: RR 78 million and 2003: RR 79 million).

Sales commitments. At 31 December 2005 the Group has entered into a number of agreements for zinc and zinc alloys supply in 2006 totalling approximately 89.9 thousand tons (2004: 237 thousand tons and 2003: 132 thousand tons), with a price to be agreed on the date of sale based on market prices.

At 31 December 2005 the Group has entered into a sale agreement for silver in 2006 totalling approximately 1,585,540 g, with a price to be agreed on the date of sale (2004: 1,422,662 g and 2003: nil).

Inventory purchase commitments. At 31 December 2005 the Group has entered into a number of agreements for zinc concentrate purchase in 2006, totalling approximately 3 thousand tons (2004: 10 thousand tons and 2003: 6 thousand tons), with a price to be agreed on the date of purchase based on market prices.

The Group has already allocated the necessary resources in respect of these commitments. The Group believes that future net income and funding will be sufficient to cover this and any similar such commitments.

22 Contingencies, Commitments and Operating Risks (Continued)

Guarantees. Guarantees are irrevocable assurances that the Group will make payments in the event that another party cannot meet its obligations.

As disclosed in the related parties transactions note (Note 7), in 2003 the Group entered into a guarantee agreement with REB to guarantee repayment of a US$ 2 million loan maturing in September 2005 by Imtekhnoservis LLC., a related party, and repayment of RR 22 million loan maturing in January 2006 by LK-Prom LLC., a related party. In 2005 LK-Prom LLC. was declared bankrupt and the Group paid to REB 25 million of respective principal and interest. Imtekhnoservice LLC. repaid its loan in full in 2005.

In June 2005 the Group entered into a suretyship agreement with the EBRD to guarantee the obligations of CTRP, a party controlled by the shareholders of the Group, in respect of a loan agreement with the EBRD dated 19 November 2004 for the amount of US$ 190 million (RR 5,468 million). As at 31 December 2005 the outstanding loan principal payable by CTRP amounted to US$ 121.7 million (RR 3,503 million). Under the suretyship agreement the obligations of the Company were up to a maximum aggregate amount of US$ 23.5 million (RR 676 million). The suretyship agreement was terminated in March 2006.

Insurance policies. Under the bank loan covenants (Note 13), the Group is to insure its assets during the loan period. The Group has insured most of its manufacturing property, plant and equipment during 2005 for a maximum of RR 2,923 million (2004: RR 2,923 million and 2003: RR 10,755 million). The Group also has business interruption insurance for a period of 90 days. However, the insurance does not cover the risks of damage to the third parties. Management does not assess exposure to such risks to be significant.

Environmental matters. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Operating environment of the Group. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

The future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Government, together with tax, legal, regulatory, and political developments.

Operating risks concentrations. Significant volume of zinc and zinc alloys sales is made by the Group to four customers: Trade House NLMK LLC., OJSC MMK, Alf Trading Group LLC. and Euromin S.A.. These customers account for 84% of the Group's total revenue from zinc and zinc alloys sales for the year ended 31 December 2005 (2004: 75% and 2003: 66%). The Group's management believes that exposure to the risk of total or partial loss of business relationship with these customers is not significant.

23 Financial Risk Management

Credit risk. Financial assets, which potentially subject Group entities to credit risk, consist principally of trade receivables. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. At 31 December 2005 the Group had 2 debtors with aggregated outstanding balances above RR 40 million. The total aggregate amount of these receivables was RR 186 million or 58% of the total trade and other receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provisions already recorded.

23 Financial Risk Management (continued)

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Foreign exchange risk. The Group exports production to European and CIS countries and attracts a substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets (Note 10, 11) and liabilities (Note 13, 15) give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

Interest rate risk. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The interest rates on long-term borrowings are disclosed in Note 13. The Group has no significant interest-bearing assets, other than disclosed in Note 11.

Liquidity risk. Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

24 Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price.

The estimated fair values of financial instruments have been determined by the Group using available market information, where it exists, and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to determine the estimated fair value. The Russian Federation continues to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

Financial instruments carried at fair value. Available-for-sale investments are carried on the consolidated balance sheet at their fair value. Cash and cash equivalents are carried at t fair value.

Fair values were determined based on quoted market prices except for certain investment securities available for sale for which there were no available external independent market price quotations. These securities have been fair valued by the Group on the basis of results of recent sales of equity interests in the investees between unrelated third parties, consideration of other relevant information such as discounted cash flows and financial data of the investees and application of other valuation methodologies. Valuation techniques required certain assumptions that were not supported by observable market data. Changing any such used assumptions to a reasonably possible alternative would not result in a significantly different profit, income, total assets or total liabilities.

Financial assets carried at amortised cost. The fair value of floating rate instruments is normally their carrying amount. The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on credit risk of the counterparty. Carrying amounts of trade receivables approximate fair values.

Liabilities carried at amortised cost. The fair value is based on quoted market prices, if available. The estimated fair value of fixed interest rate instruments with stated maturity, for which a quoted market price is not available, was estimated based on expected cash flows discounted at current interest rates for new instruments with similar credit risk and remaining maturity. The fair value of liabilities repayable on demand or after a notice period ("demandable liabilities") is estimated as the amount payable on demand, discounted from the first date that the amount could be required to be paid. Refer to Note 13 for the estimated fair values of borrowings.

25 Events After the Balance Sheet Date

Business combinations. After the balance sheet date, the Group acquired 100% of the share capital of a Swiss company Nova Trading & Commerce AG, which holds a controlling interest of 100% in JV LLC Nova Zinc and through that company operates a zinc-lead mine in Akzhal, Kazakhstan. The amount of consideration was US$ 136.5 million (RR 3,753 million). Purchase price allocation was not finalised as of the date of these consolidated financial statements and is expected to be completed by 31 December 2006 and it is not practicable to make respective disclosures.

The Group expects that supplies of zinc concentrate from Kazakh mine will secure approximately 25% of its annual production output of zinc.

Transactions with shareholders. In March-April 2006 the Company repurchased 7,268 of its ordinary shares at RR 3,000 per share, which represent 1.06% of the charter capital.

In accordance with Russian legislation treasury stock should be sold or retired within one year from the date of purchase.

In May 2006 the Company approved issuance of additional 4,457,572 common shares with the par value of 1 Rouble per share. These shares were distributed by private offering in August 2006 to the existing shareholders for no additional consideration (Note 21).

On 18 August 2006 the shareholders' meeting approved declaration of the right to issue 50,000,000 additional ordinary shares with the par value of RR 1 each.

On 30 August 2006 the Board of Directors approved issuance of additional 325,173 common shares with the par value of 1 Rouble per share.

Borrowings. In March 2006 the Group repaid the EBRD loan (Note 13) in full ahead of schedule. The total amount paid to EBRD was US$ 9,784 thousand (RR 272,173 thousand), including interest of US$ 394 thousand (RR 10,970 thousand).

In March 2006 the Group obtained long-term loans from the Bayerische Hypo- und Vereinsbank AG and the International Moscow Bank along with the Banque Commerciale pour l'Europe du Nord - Eurobank in the amount US$ 69 million (RR 1,867 million) and US$ 67.5 million (RR 1,827 million), respectively. These loans were obtained to finance acquisition of Nova Trading & Commerce AG shares, general working capital purposes and pre-export financing. Both loans bear interest of LIBOR+3.6% p.a. and should be repaid in equal instalments during 2006 - 2011.

In March 2006, the Company entered into two loan facility agreements under which it borrowed US$ 136.5 million (RR 3,694 million). These facilities, under an addendum to the agreement dated 31July 2006, required the Company to provide certain guarantees, pledges and other security in favour of the lenders, including a pledge by the Company's subsidiary, Nova Trading and Commerce AG, over its shares in its Kazakh mining subsidiary, Nova Zinc. Nova Trading and Commerce AG has not granted this pledge to the lenders and the Company has not fully complied with certain other terms. Although the lenders have granted waivers in respect of this failure to pledge and other breaches, these waivers are subject to certain conditions. These conditions require certain corporate actions to be performed by the Company and Nova Trading and Commerce AG by no later than 30 October 2006 and 10 November 2006, respectively. In addition the Company is required under the waiver to become the direct shareholder of Nova Zinc by no later than April 2008. In the event that the Company fails to comply with any of these conditions it would be in default which may result in the immediate repayment of the facilities. Management believes that the Company will be able to fully comply with the requirements.

In January 2006 the Group obtained a short-term loan from OJSC PNTZ, a related party, in the amount of RR 300 million. This loan bears interest of 8.65% p.a. and matures in March 2006. The final payment on the loan was made on 4 April 2006.

JSC CHELYABINSK ZINC PLANT

INTERNATIONAL ACCOUNTING STANDARD No. 34

CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND REVIEW REPORT

30 June 2006

CHELYABINSK ZINC PLANT

Contents

STATEMENT OF MANAGEMENT RESPONSIBILITIES

To the Shareholders of JSC "Chelyabinsk Zinc Plant":

International convention requires that management prepare financial statements, which present fairly, in all material respects, the state of affairs of JSC "Chelyabinsk Zinc Plant" its subsidiaries (together referred to as the "Group") at the end of each financial period and of the Group's results and its cash flows for each financial period. Management is responsible for ensuring that the Group keeps accounting records, which disclose, with reasonable accuracy, the financial position and which enable them to ensure that the financial statements comply with International Financial Reporting Standards and that statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps that are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Management considers that, in preparing the consolidated interim financial statements set out on pages 3 to 33, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that appropriate International Financial Reporting Standards have been followed.

The consolidated interim financial statements, which are based on the statutory accounting reports restated in accordance with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors

____

V.V. Geikhman

General Director

25 October 2006

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya nab. 52/5
115054 Moscow
Russian Federation
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS OF JSC "CHELYABINSK ZINC PLANT"

We have reviewed the accompanying consolidated interim balance sheet of JSC "Chelyabinsk Zinc Plant" (the "Company") and its subsidiaries (together, the "Group") as of 30 June 2006 and the related consolidated interim statements of income, cash flows and changes in equity for the six months then ended. These consolidated interim financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

25 October 2006
Moscow, Russian Federation

In thousands of Russian Roubles	Note	30 June 2006	31 December 2005
ASSETS			
Non-current assets			
Property, plant and equipment	8	7,439,467	3,311,755
Advances for capital construction		65,691	5,199
Goodwill	9	914,629	-
Other intangible assets	8	23,086	24,028
Available-for-sale investments		2,108	2,108
Other non-current assets		799	-
Total non-current assets		**8,445,780**	**3,343,090**
Current assets			
Inventories, net	10	1,855,524	1,478,985
Trade and other receivables, net	11	1,315,377	689,769
Loans receivable		28,800	26,000
Cash and cash equivalents	12	312,905	131,740
Restricted cash	12	2,990	4,073
Total current assets		**3,515,596**	**2,330,567**
TOTAL ASSETS		**11,961,376**	**5,673,657**
Equity			
Share capital	13	74,077	74,077
Share premium	13	51,826	48,192
Legal reserve	13	397	397
Cumulative translation reserve		210,524	-
Retained earnings		5,548,488	4,235,524
TOTAL EQUITY		**5,885,312**	**4,358,190**
LIABILITIES			
Non-current liabilities			
Borrowings	14	3,261,596	-
Provision for asset retirement obligation and site restoration	17	38,049	-
Deferred income tax liability	21	1,451,296	181,264
Other non-current liabilities		7,806	-
Total non-current liabilities		**4,758,747**	**181,264**
Current liabilities			
Borrowings	14	425,624	269,836
Accounts payable, accrued expenses and advances from customers	15	630,434	808,933
Current income tax payable		233,292	38,444
Other taxes payable	16	27,967	16,990
TOTAL CURRENT LIABILITIES		**1,317,317**	**1,134,203**
TOTAL LIABILITIES		**6,076,064**	**1,315,467**
TOTAL LIABILITIES AND EQUITY		**11,961,376**	**5,673,657**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Geikhman
General Director

B. D. Birman
Finance Director

In thousands of Russian Roubles	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Revenues	18	6,072,953	1,867,584
Cost of sales	19	(3,912,944)	(1,676,488)
Gross profit		**2,160,009**	**191,096**
Distribution costs	20	(83,423)	(44,388)
General and administrative expenses	20	(284,367)	(172,480)
Operating profit/(loss)		**1,792,219**	**(25,772)**
Finance income		2,017	10,472
Finance costs		(73,008)	(14,054)
Net foreign exchange gain/(loss)		45,609	(9,006)
Profit before income tax		**1,766,837**	**(38,360)**
Income tax expense	21	(453,873)	(134)
Profit for the year		**1,312,964**	**(38,494)**
Profit is attributable to:			
Equity holders of the Company		1,312,964	(38,494)
Net profit for the year		**1,312,964**	**(38,494)**
Earnings per share – basic and diluted (in RR)	22	**258**	**(8)**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Geikhman
General Director

B. D. Birman
Finance Director

In thousands of Russian Roubles	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Cash flows from operating activities			
Profit before income tax		1,766,837	(38,360)
Adjustments for:			
Depreciation and amortisation	8	331,546	207,787
Net loss on disposal of property, plant and equipment	20	44,338	115
Impairment of trade and other receivables	20	7,963	1,069
Finance gains and losses, net		70,991	3,582
Precious metals revaluation		(5,510)	(18,736)
Foreign exchange (gains)/losses		(56,354)	9,116
Other non-cash items		(1,396)	3,628
Operating cash flows before working capital changes		**2,158,415**	**168,201**
(Increase)/decrease in trade and other receivables		(565,869)	(56,354)
(Increase)/decrease in inventories		(230,758)	(28,825)
Increase/(decrease) in trade and other payables		(278,699)	210,584
Increase/(decrease) in taxes payable		(4,329)	1,417
Decrease/(increase) in restricted cash		1,083	2,500
Cash generated from operations		**1,079,843**	**297,523**
Interest paid		(78,363)	(15,341)
Income taxes paid		(244,094)	(37,697)
Net cash generated from operating activities		**757,386**	**244,485**
Cash flows from investing activities:			
Purchase of property, plant and equipment		(348,412)	(58,471)
Proceeds from sale of property, plant and equipment		54,950	302
Loans provided		(68,000)	(245,000)
Receipts from repayment of loans		65,200	303,999
Interest received		4,950	9,195
Net cash paid for purchase of subsidiary	23	(2,366,477)	-
Advance for purchase of minority interest	23	(1,349,200)	-
Net cash (used in)/generated from investing activities		**(4,006,989)**	**10,025**
Cash flows from financing activities			
Repayments of borrowings		(607,282)	(92,776)
Proceeds from borrowings		4,070,566	-
Acquisition of treasury shares	13	(21,804)	-
Finance lease payments		(5,744)	-
Net cash generated from/(used in) financing activities		**3,435,736**	**(92,776)**
Effect of translation and foreign exchange rate changes on cash and cash equivalents		(4,968)	1,694
Net (decrease)/increase in cash and cash equivalents		**181,165**	**163,428**
Cash and cash equivalents at the beginning of the period	12	**131,740**	**188,207**
Cash and cash equivalents at the end of the period	12	**312,905**	**351,635**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Geikhman
General Director

B. D. Birman
Finance Director

CHELYABINSK ZINC PLANT

In thousands of Russian Roubles

	Attributable to equity holders of the Company						
	Share capital	**Treasury shares**	**Share premium/ discount**	**Legal reserve**	**Cumulative translation reserve**	**Retained earnings**	**Total equity**
Balance at 1 January 2005	**74,077**	**-**	**48,192**	**397**	**-**	**4,088,299**	**4,210,965**
Net income for the year	-	-	-	-	-	38,494	38,494
Total recognised income for the period	-	-	-	-	-	38,494	38,494
Balance at 30 June 2005	**74,077**	**-**	**48,192**	**397**	**-**	**4,126,793**	**4,249,459**
Balance at 1 January 2006	**74,077**	**-**	**48,192**	**397**	**-**	**4,235,524**	**4,358,190**
Translation movement	-	-	-	-	210,524	-	210,524
Net income recognised directly in equity	-	-	-	-	210,524	-	210,524
Net income for the year	-	-	-	-	-	1,312,964	1,312,964
Total recognised income for the period	-	-	-	-	-	1,312,964	1,312,964
Acquisition of treasury shares (Note 13)	-	21,804	-	-	-	-	21,804
Sale of treasury shares (Note 13)	-	(21,804)	3,634	-	-	-	(18,170)
Balance at 30 June 2006	**74,077**	**-**	**51,826**	**397**	**210,524**	**5,548,488**	**5,885,312**

Approved for issue and signed on behalf of the Board of Directors on 25 October 2006

V. V. Geikhman
General Director

B. D. Birman
Finance Director

The accompanying notes on pages 7 to 33 are an integral part of these consolidated interim financial statements

1 JSC Chelyabinsk Zinc Plant and its operations

These financial statements have been prepared in accordance with International Financial Reporting Standards for the six months ended 30 June 2006 for JSC *Chelyabinsk Zinc Plant* (the "Company") and its subsidiaries (together referred to as the "Group").

The Company was incorporated in May 1993 and is domiciled in the Russian Federation. The Company is an open joint stock company set up in accordance with Russian regulations.

At 30 June 2006 the Group's immediate parent is NF Holdings BV incorporated in Netherlands, which owns 87,99% of the Company's shares. The Group is ultimately controlled by Arkley Capital S.A.R.L. incorporated in Luxembourg.

The Company enters into transactions with related parties. Such transactions entered between the Group and its related parties (Note 7) may not be on arms-length terms.

Principal activity. The Group's principal business activity is the extraction and integrated processing of ore with the purpose of producing zinc and lead concentrates, production and distribution of zinc, zinc alloys and by-products. The Group's manufacturing facilities are based in Chelyabinsk (the Russian Federation) and Akzhal (the Republic of Kazakhstan). There is a number of subsidiaries including a newly acquired subsidiary (Note 23). The companies of the Group are incorporated under the Laws of the Russian Federation, the Republic of Kazakhstan, and Switzerland. At 30 June 2006 the Group employed approximately 2,739 employees (31 December 2005: 1,799).

Registered address and place of business. The Company's registered address is: Sverdlovsky trakt 24, Chelyabinsk, Russian Federation.

2 Basis of preparation and significant accounting policies

Basis of preparation. These consolidated interim financial statements for the six months ended June 30, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IAS 34 "Interim financial reporting" under the historical cost convention except for certain financial instruments that are presented at fair value. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Presentation currency. All amounts in these financial statements are presented in thousands of Russian Roubles ("RR thousands"), unless otherwise stated.

Accounting for the effects of hyperinflation. The Russian Federation and the Republic of Kazakhstan have previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements. The characteristics of the economic environment of the Republic of Kazakhstan indicate that hyperinflation has ceased effective from 1 January 1999. Accordingly, the amounts expressed in the measuring unit current at 31 December 1998 are treated as the basis for the carrying amounts in these financial statements.

Consolidated financial statements. Subsidiaries are those companies and other entities (including special purpose entities) in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies so as to obtain economic benefits. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The date of exchange is the acquisition date where a business combination is achieved in a single transaction, and is the date of each share purchase where a business combination is achieved in stages by successive share purchases.

2 Basis of preparation and significant accounting policies (continued)

The excess of the cost of acquisition over the fair value of the net assets of the acquiree at each exchange transaction represents goodwill. The excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over cost ("negative goodwill") is recognised immediately in profit or loss.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The Company and all of its subsidiaries use uniform accounting policies consistent with the Group's policies.

Minority interest is that part of the net results and of the net assets of a subsidiary, including the fair value adjustments, which is attributable to interests which are not owned, directly or indirectly, by the Company. Minority interest forms a separate component of the Group's equity.

Purchases of minority interests. Difference, if any, between the carrying amount of a minority interest and the amount paid to acquire it is recorded as goodwill. There is no step-up of net assets to fair value upon minority interest acquisition.

Property, plant and equipment. Property, plant and equipment are stated at historic acquisition or construction cost less accumulated depreciation and provision for impairment, where required. An independent appraisal company was engaged by the Group to estimate fair value of assets under construction and property, plant and equipment as of 1 January 1998, as historic information on cost of assets under construction and property, plant and equipment was not readily available. A remaining useful economic life of 5 years was designated to this property, plant and equipment, which were fully depreciated as of 31 December 2002. Subsequent additions to property, plant and equipment are accounted for at cost, restated to the equivalent purchasing power of the Russian Rouble at 31 December 2002 for assets acquired after 1 January 1998, but prior to 1 January 2003.

Independent appraisal company was engaged to estimate fair value of assets under construction and property, plant and equipment of the acquired subsidiary (Note 23), as well as their estimated remaining useful lives, as of 10 April 2006 (the acquisition date).

Costs of minor repairs and maintenance are expensed when incurred. Cost of replacing major parts or components of property, plant and equipment items are capitalised and the replaced part is retired.

Expenditure, including evaluation costs, incurred to establish or expand productive capacity, costs to conduct mining-construction and mining-capital works, as well as costs arising from mining preparation works during the development or mine reconstruction phase, are capitalised to mining assets as part of buildings and constructions.

At each reporting date the management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, the management estimates the recoverable amount, which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the impairment loss is recognised in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's value in use or fair value less costs to sell.

Gains and losses on disposals determined by comparing proceeds with carrying amount are recognised in profit or loss.

Depreciation. Land is not depreciated. Assets under construction are not depreciated before transfer into operation. Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives:

	Useful lives in years
Buildings and infrastructure	10 to 50
Plant, machinery and equipment	5 to 30
Other	2 to 20

2 Basis of preparation and significant accounting policies (continued)

The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset less the estimated costs of disposal, if the asset was already of the age and in the condition expected at the end of its useful life. The residual value of an asset is nil if the Group expects to use the asset until the end of its physical life. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Stripping costs. Stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and are subsequently amortised over the life of the operation.

Stripping costs incurred subsequently during the production stage of its operations are expensed.

Goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the acquirer's share of the net identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of exchange. Goodwill on acquisitions of subsidiaries is presented separately in the consolidated balance sheet. Goodwill on acquisitions of associates is included in the investment in associates. Goodwill is carried at cost less accumulated impairment losses, if any.

The Group tests goodwill for impairment at least annually and whenever there are indications that goodwill may be impaired. Goodwill is allocated to the acquirer's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the business combination. Such units or group of units represent the lowest level at which the Group monitors goodwill and are not larger than a segment. Gains or losses on disposal of an operation within a cash generating unit to which goodwill has been allocated include the carrying amount of goodwill associated with the operation disposed of, generally measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit which is retained.

Intangible assets. All of the Group's intangible assets have definite useful lives and include capitalised cost of obtaining "CZP SHG" (Chelyabinsk Zink Plant Special High Grade) certification, computer software and licences. Cost of obtaining CZP SHG certification and acquired computer software and licences are capitalised on the basis of the costs incurred to obtain or acquire these intangible assets and bring them to use.

Intangible assets are amortised using the straight-line method over their useful lives:

	Useful lives in years
Cost of obtaining CZP SHG certification	30
Computer software and licences	3 to 5

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down to the higher of value in use and fair value less costs to sell.

Classification of financial assets. The Group classifies its financial assets into the following measurement categories: trading, available-for-sale, held to maturity and loans and receivables.

Trading investments are securities or other financial assets, which are either acquired for generating a profit from short-term fluctuations in price or trader's margin, or are included in a portfolio in which a pattern of short-term trading exists. The Group classifies financial assets into trading investments if it has an intention to sell them within a short period after acquisition, i.e. within 1 to 3 months. The Group did not hold any trading investments during the reported periods.

Loans and receivables are unquoted non-derivative financial assets with fixed or determinable payments other than those that the Group intends to sell in the near term.

Held to maturity classification includes quoted non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has both the intention and ability to hold to maturity. The Group did not hold any held-to-maturity investments during the reported periods.

2 Basis of preparation and significant accounting policies (continued)

All other financial assets are included in the available-for-sale category.

Initial recognition of financial instruments. Trading investments and derivatives are initially recorded at fair value. All other financial assets and liabilities are initially recorded at fair value plus transaction costs. Fair value at initial recognition is best evidenced by the transaction price. A gain or loss on initial recognition is only recorded if there is a difference between fair value and transaction price which can be evidenced by other observable current market transactions in the same instrument or by a valuation technique whose inputs include only data from observable markets.

All purchases and sales of financial instruments that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recorded at trade date, which is the date that the Group commits to deliver a financial instrument. All other purchases and sales are recognised on the settlement date with the change in value between the commitment date and settlement date not recognised for assets carried at cost or amortised cost; recognised in profit or loss for trading investments; and recognised in equity for assets classified as available for sale.

Derecognition of financial assets. The Group derecognises financial assets when (i) the assets are redeemed or the rights to cash flows from the assets have otherwise expired or (ii) the Group has transferred substantially all the risks and rewards of ownership of the assets or (iii) the Group has neither transferred nor retained substantially all risks and rewards of ownership but has not retained control. Control is retained if the counterparty does not have the practical ability to sell the asset in its entirety to an unrelated third party without needing to impose additional restrictions on the sale.

Available-for-sale investments. Available-for-sale investments are carried at fair value. Interest income on available for sale debt securities is calculated using the effective interest method and recognised in profit or loss. Dividends on available-for-sale equity instruments are recognised in profit or loss when the Group's right to receive payment is established. All other elements of changes in the fair value are deferred in equity until the investment is derecognised or impaired at which time the cumulative gain or loss is removed from equity to profit or loss.

Impairment losses are recognised in profit or loss when incurred as a result of one or more events ("loss events") that occurred after the initial recognition of available-for-sale investments. A significant or prolonged decline in the fair value of an equity security below its cost is an indicator that it is impaired. The cumulative impairment loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through current period's profit or loss.

Income taxes. Income taxes have been provided for in the consolidated financial statements in accordance with the legislation of the Russian Federation and the Republic of Kazakhstan enacted or substantively enacted by the balance sheet date. The income tax charge comprises current tax and deferred tax and is recognised in the consolidated income statement unless it relates to transactions that are recognised, in the same or a different period, directly in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxes, other than on income, are recorded within operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred income tax is provided on post acquisition retained earnings of subsidiaries, except where the Group controls the subsidiary's dividend policy and it is probable that the difference will not reverse through dividends or otherwise in the foreseeable future.

2 Basis of preparation and significant accounting policies (continued)

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. Zinc ore is recognised as raw materials when delivered to the surface and is valued at the average cost of extraction. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables. Trade and other receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents. Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at amortised cost using the effective interest method. Restricted balances are excluded from cash and cash equivalents for the purposes of the cash flow statement.

Share capital. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is presented in the notes as a share premium.

Treasury shares. Where any Group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Value added tax. Value added tax related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is generally reclaimable against sales VAT upon payment for purchases except for export sales related input VAT which is reclaimable upon confirmation of export and input VAT on construction in progress which can be reclaimed only upon transfer of a constructed asset into operation. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

Borrowings. Borrowings are carried at amortised cost using the effective interest method. Borrowing costs are recognised as an expense on a time proportion basis using the effective interest method. The Group does not capitalise borrowing costs.

Trade and other payables. Trade payables are accrued when the counterparty performed its obligations under the contract and are carried at amortised cost using the effective interest method.

Provisions for liabilities and charges. Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

In the event that disclosure of a potential exposure could have a detrimental effect on the Company's ability to support its position, no disclosure of the specific details of the related exposure are provided.

Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2 Basis of preparation and significant accounting policies (continued)

Asset retirement obligations. Asset retirement costs include landfill site restoration and closure (dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas). Estimated landfill site restoration and closure costs are provided for and incurred in the cost of property, plant and equipment in the accounting period when the obligation arising from the related disturbance occurs during the mine development phase, based on the net present value of estimated future costs. Provisions for asset retirement obligations do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure and restoration plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Landfill site restoration and closure costs are a normal consequence of mining, and the majority of landfill site restoration and closure expenditure is incurred during the life of the mine. Although the ultimate cost to be incurred is uncertain, the Group's business estimates their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

The amortisation or "unwinding" of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.

Movements in the provisions for asset retirement obligations, resulting from new disturbance as a result of mine development, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate. Movements in the provisions for asset retirement obligations that relate to disturbance caused by the production phase are charged in the income statement.

Where landfill site restoration is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.

Foreign currency translation. Functional currency of each of the Group's consolidated entities is the currency of the primary economic environment in which the entity operates. The Company's functional currency and the Company's presentation currency is the national currency of the Russian Federation, Russian Roubles ("RR").

Monetary assets and liabilities are translated into functional currency at the official exchange rate of the Central Bank of the Russian Federation at the respective balance sheet dates. Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities into functional currency at year-end official exchange rates of the Central Bank of the Russian Federation are recognised in profit or loss. Translation at year-end rates does not apply to non-monetary items, including equity investments. Effects of exchange rate changes on the fair value of equity securities are recorded as part of the fair value gain or loss.

At 30 June 2006 the principal rate of exchange used for translating foreign currency balances was US$ 1 = RR 27.0789 (31 December 2005: US$ 1 = RR 28.7825). The official Euro to RR exchange rate at 30 June 2006, as determined by the Central Bank of the Russian Federation, was 33.9759 (31 December 2005: 34.1850). As at 30 June 2006 exchange restrictions and controls existed relating to converting Russian Roubles into other currencies. Prior to July 2006 the Russian Rouble was not a freely convertible currency in most countries outside of the Russian Federation. Further, all transactions within the Russian Federation were required to be settled in Russian Roubles and 10% prior to July 2006 (25% prior to 27 December 2004 and 50% prior to 10 July 2003) of foreign currency receipts from transactions with foreign entities were required to be converted into Russian Roubles.

Translation from functional to presentation currency. The results and financial position of each group entity (functional currency of none of which is a currency of a hyperinflationary economy) are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

2 Basis of preparation and significant accounting policies (continued)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. When a subsidiary is disposed of through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity, the exchange differences deferred in equity are reclassified to profit or loss.

Revenue recognition. Revenues from sales of goods are recognised at the point of transfer of risks and rewards of ownership of the goods, normally when the goods are shipped. If the Group agrees to transport goods to a specified location, revenue is recognised when the goods are passed to the customer at the destination point.

Revenues are measured at the fair value of the consideration received or receivable. Sales are shown net of VAT and discounts.

Mining royalties are included within *cost of sales*.

Interest income is recognised on a time-proportion basis using the effective interest method.

Employee benefits. Wages, salaries, contributions to the Russian Federation state pension and social insurance funds, paid annual leave and sick leave, bonuses, and non-monetary benefits (such as health services and kindergarten services) are accrued in the year in which the associated services are rendered by the employees of the Group. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to the statement of income as cost of sales.

In the normal course of business the Group contributes to the state pension scheme of the respective states (the Russian Federation and the Republic of Kazakhstan) on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

Finance income and finance costs. Finance income and costs comprise interest expense on borrowings and loans payable, deposits, loans to own employees, interest income/expense from unwinding of discount on provision for asset retirement obligations and other financial assets and liabilities.

Interest income is recognised as it accrues, taking into account the effective yield on the asset.

Earnings per share. Earnings per share are determined by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of participating shares outstanding during the reporting year.

Segment reporting. A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are ten percent or more of all the segments are reported separately.

Changes in presentation. Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current year.

3 Critical Accounting Estimates, and Judgements in Applying Accounting Policies

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Goodwill. The Group will finalise purchase price allocation of the newly acquired subsidiary (Note 23) within one year from the acquisition date. Goodwill amount will be assessed for impairment and based on the recoverable amount to be determined a significant portion or entire amount of the goodwill could be subject to impairment, which is immediately recognised in the income statement and is not subject to reversals in future periods.

Tax legislation. Russian tax, currency and customs legislation is subject to varying interpretations. Refer to Note 24.

3 Critical Accounting Estimates, and Judgements in Applying Accounting Policies (continued)

Assumptions to determine amount of provisions. The Group determines recoverability of accounts receivable and advances by comparing actual cash collection to the contractual payment schedule. In the case when a risk of non-collection is assessed as probable, a provision for the doubtful accounts receivable and advances is recognised.

Provision for asset retirement obligations. In accordance with the contracts on subsurface use the Company has a legal obligation to decommission its mining properties and restore a landfill site after its closure. Provision is made, based on net present values, for site restoration and rehabilitation costs as soon as the obligation arises from past mining activities. The provision for asset retirement obligation is estimated based on the current environmental legislation in the Republic of Kazakhstan. Asset retirement obligations are subject to potential changes in environmental regulatory requirements. As at 30 June 2006 the carrying amount of the provision for asset retirement obligations was RR 38 million.

Slow-moving and obsolete inventory. The Group has accumulated significant stock of zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) due to the limited capacity of certain workshops. No slow-moving provision has been created against this stock, as there is a valid expectation that resumed construction of Waelz-kiln N 5 will allow the Group to process the accumulated stock of zinc cakes in 2007-2008. The Group records zinc cakes at historic production cost, which is substantially lower than its potential resale value and cost of zinc content (Note 10).

The provision for obsolete inventory is based on the Group's ability to identify obsolete inventory and assess future perspective of its utilisation.

4 Adoption of new or revised standards and interpretations

Certain new IFRSs became effective for the Group from 1 January 2006. Listed below are those new or amended standards or interpretations which are or in the future could be relevant to the Group's operations and the nature of their impact on the Group's accounting policies.

IAS 39 (Amendment) – The Fair Value Option (effective from 1 January 2006). IAS 39 (as revised in 2003) permitted entities to designate irrevocably on initial recognition practically any financial instrument as one to be measured at fair value with gains and losses recognised in profit or loss ('fair value through profit or loss'). The amendment changes the definition of financial instruments 'at fair value through profit or loss' and restricts the ability to designate financial instruments as part of this category. The Group's policy is not to voluntarily designate assets and liabilities as at fair value through profit or loss.

IAS 39 (Amendment) – Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant for the Group.

IAS 39 (Amendment) – Financial Guarantee Contracts (effective from 1 January 2006). Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognition of financial assets or result in continuing involvement accounting. This amendment is not relevant for the Group.

IAS 19 (Amendment) – Employee Benefits (effective from 1 January 2006). The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment defined benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers. This amendment has no impact on these consolidated interim financial statements.

4 Adoption of new or revised standards and interpretations (continued)

IAS 21 (Amendment) – Net Investment in a Foreign Operation (effective from 1 January 2006). This amendment requires foreign exchange gains and losses on quasi-equity intercompany loans to be reported in consolidated equity even if the loans are not in the functional currency of either the lender or the borrower. Currently, such exchange differences are required to be recognised in consolidated profit or loss. It also extends the definition of 'net investment in a foreign operation' to include loans between sister companies. This amendment is not relevant for the Group.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). IFRS 6 allows an entity to continue using the accounting policies for exploration and evaluation assets applied immediately before adopting the IFRS, subject to certain impairment test requirements.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires that determining whether an arrangement is, or contains, a lease be based on the substance of the arrangement. It requires an assessment of whether (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. IFRIC 4 has no impact on these consolidated interim financial statements.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006). Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective for periods beginning on or after 1 December 2005, that is from 1 January 2006). The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union, should not be recognised because participation in the market during the measurement period is the obligating event in accordance with IAS 37. This amendment is not relevant for the Group.

IFRS 1 (Amendment) – First-time Adoption of International Financial Reporting Standards and IFRS 6 Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). This minor amendment to IFRS 1 clarifies that the IFRS 6 comparative information exemption applies to the recognition and measurement requirements of IFRS 6, as well as the disclosure requirements.

Adoption of new or revised standards and interpretations did not have a material impact on these consolidated financial statements.

5 New accounting pronouncements

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2007 or later periods and which the entity has not early adopted:

IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007). The IFRS introduces new disclosures to improve the information about financial instruments. Specifically, it requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk including sensitivity analysis to market risk. It replaces some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its consolidated financial statements.

IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 March 2006, that is from 1 January 2007). The Interpretation clarifies application of IAS 29 in the reporting period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29. Management does not expect the interpretation to be relevant for the Group.

IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007). The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received). Management is currently assessing the impact of IFRIC 8 on the Group's operations.

5 New accounting pronouncements (continued)

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). The Interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 Financial Instruments: Recognition and Measurement. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is *required*. The Interpretation shall be applied retrospectively. Management is currently assessing the impact of IFRIC 9 on the Group's operations.

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). Management is currently assessing the impact of IFRIC 10 on the Group's operations.

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Group's consolidated financial statements.

6 Segment information

The Group has only one business segment – production of zinc and lead concentrate, zinc and zinc alloys. With regards to the secondary geographical segments, sales are based on the country in which the customer is located, while total assets and capital expenditures are based on where the assets are located. All of the Group's assets and capital expenditures are located in the Russian Federation and the Republic of Kazakhstan. For the geographical segments of the Group's sales refer to Note 18.

7 Balances and Transactions with Related parties

For the purposes of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. The Company's immediate parent and ultimate controlling party are disclosed in Note 1.

Related parties of the Group are predominantly comprised of parties under the control of the Group's shareholders or acting as agents on behalf of the parties controlled by the Group's shareholders. Related parties may enter into transactions which unrelated parties may not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions for the six months ended 30 June 2006 and 2005 or had significant balances outstanding at 30 June 2006 and 31 December 2005 are detailed below.

(i) Balance sheet caption

In thousands of Russian Roubles	Note	30 June 2006	31 December 2005
Assets			
Receivable from OJSC CTRP		7,398	49
Receivable from OJSC PNTZ		104	-
Total receivable	11	7,502	49
Interest receivable from CJSC GROUP CTRP	11	-	2,933
Loans to CJSC GROUP CTRP		-	26,000
Total assets		**7,502**	**28,982**
Liabilities			
Payable to CJSC SKS METRIS		(85)	(380)
Advances received from OJSC CTRP		-	(10)
Total liabilities	15	**(85)**	**(390)**

7 Balances and Transactions with Related parties (continued)

(ii) Income statement caption

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Revenue			
Sales to OJSC CTRP		82,943	39,592
Sales to OJSC PNTZ		107	-
Total sales	18	**83,050**	**39,592**
Purchases			
Purchases from CJSC SKS METRIS		(4,568)	(2,462)
Purchases from OJSC CTRP		(2,819)	-
Total purchases		**(7,387)**	**(2,462)**
Finance income and charges			
Interest on loan provided to OJSC CTRP		-	1,545
Interest on loan provided to CJSC SKS METRIS		-	8
Interest on loan provided to CJSC GROUP CTRP		353	1,686
Interest on loan provided to CJSC CTRP-META		-	2,314
Interest on loan provided to CJSC SOT		-	821
Interest on loan provided to CJSC CTRP-KTS		-	1,043
Interest on loan provided by OJSC PNTZ		(4,693)	-
Total finance income and charges		**(4,340)**	**7,417**

(iii) Cash Flow statement caption

In thousands of Russian Roubles	Six months ended 30 June 2006	Six months ended 30 June 2005
Operating activities		
Cash receipts from OJSC CTRP for goods sold	87,901	48,545
Payments to CJSC SKS METRIS	(4,863)	(2,896)
Interest paid to OJSC PNTZ	(4,693)	-
Total cash flows from operating activities	**78,345**	**45,649**
Investing activities		
Interest received from OJSC CTRP	-	1,545
Interest received from CJSC SKS METRIS	-	8
Interest received from CJSC GROUP CTRP	3,286	160
Interest received from CJSC CTRP-META	-	3,660
Interest received from CJSC SOT	-	160
Interest received from CJSC CTRP-KTS	-	767
Total interest received	**3,286**	**6,300**
Loan to CJSC CTRP-META	-	(105,000)
Loan to CJSC SOT	-	(25,000)
Loan to CJSC CTRP-KTS	-	(95,000)
Total loans given	**-**	**(225,000)**

7 Balances and Transactions with Related parties (continued)

(iii) Cash Flow statement caption (continued)

In thousands of Russian Roubles	Six months ended 30 June 2006	Six months ended 30 June 2005
Loan redeemed by CJSC SOT	-	3,000
Loan redeemed by CJSC CTRP-META	-	120,000
Loan redeemed by OJSC CTRP	-	80,000
Loan redeemed by CJSC GROUP CTRP	26,000	19,000
Loan redeemed by CJSC CTRP-KTS	-	82,000
Total loans redeemed	**26,000**	**304,000**
Total cash flows from investing activities	**29,286**	**85,300**
Financing activities		
Loan from OJSC PNTZ	300,000	-
Loan repaid to OJSC PNTZ	(300,000)	-
Total cash flows used in financing activities	**-**	**-**

OJSC CTRP (CTRP), CJSC GROUP CTRP (GROUP CTRP), CJSC SKS METRIS (METRIS), CJSC CTRP-META (CTRP-META), CJSC SOT (SOT), CJSC CTRP-KTS (CTRP KTS), OJSC PNTZ (PNTZ)

These companies are controlled by the Group's shareholders.

During six months ended 30 June 2006 the Group supplied 887 tons of zinc and zinc alloys (six months ended 30 June 2005: 1,337 tons) in accordance with the agreements with CTRP and PNTZ at the price determined as the LME official quotation for the metric ton of SHG zinc averaged over the quotation period and adjusted for the coefficient 1.12 for zinc and 1.15 for zinc alloys. As at 30 June 2006 the Group had a net receivable balance of RR 7,502 thousand (31 December 2005: RR 39 thousand) from CTRP and PNTZ.

During six months ended 30 June 2006 the Group did not provide any loans to the related parties (six months ended 30 June 2005: RR 105 million, RR 25 million and RR 95 million to CTRP-META, SOT and CTRP-KTS, respectively). During six months ended 30 June 2006 the loan amounting to RR 26 million was redeemed by Group CTRP (six months ended 30 June 2005: RR 80 million, RR 19 million, RR 3 million, RR 120 million, RR 82 million by CTRP, Group CTRP, SOT, CTRP-META and CTRP KTS, respectively). At 30 June 2006 there were no outstanding balances in respect of the loans provided to related parties (31 December 2005: RR 26 million from GROUP CTRP).

The loans bear interest of 10-11% p.a. during the six months ended 30 June 2006 and 2005. Management believes that the actual interest rates do not differ significantly from the market interest rates. For the six months ended 30 June 2006 the interest income on the loans given amounted to RR 0.4 million (six months ended 30 June 2005: RR 7.4 million). At 30 June 2006 there was no outstanding interest receivable due from related parties (31 December 2005: RR 2.9 million due from Group CTRP).

During six months ended 30 June 2006 the Group made purchases of inventory (pipe-bends, pipes) from METRIS and CTRP totalling RR 7.4 million. During the six months ended 30 June 2005 the Group made purchases of inventory (pipe-bends, pipes) from METRIS for the total amount of RR 2.5 million. At 30 June 2006 the Group had a net payable balance of RR 0.1 million (31 December 2005: RR 0.4 million) to METRIS.

(iv) Directors' and key management's compensation

Total directors' and key managements' compensation is represented by contractual salary. It is recorded in general and administrative expenses in the statement of income in the amount of RR 11.6 million and RR 6.5 million for the six months ended 30 June 2006 and 2005, respectively. There were 19 members of the directors and key management group for the six months ended 30 June 2006 (30 June 2005: 14 members).

8 Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

In thousand Russian Roubles	Note	Land	Buildings and infrastructure	Plant, machinery and equipment	Other	Mineral property	Intangible assets	Construction in progress	Total
Cost at 1 January 2005		**45,419**	**1,692,627**	**2 657 245**	**227,363**	**-**	**27,508**	**295,108**	**4,945,270**
Accumulated depreciation		**-**	**(328,945)**	**(834,945)**	**(121,795)**	**-**	**(2,700)**	**-**	**(1,288,385)**
Carrying amount at 1 January 2005		**45,419**	**1,363,682**	**1,822,300**	**105,568**	**-**	**24,808**	**295,108**	**3,656,885**
Additions/Transfers		-	-	17,116	7,870	-	-	32,825	57,811
Disposals		-	-	(66)	(1,283)	-	-	(2,278)	(3,627)
Depreciation charge		-	(43,664)	(150,790)	(12,843)	-	(490)	-	(207,787)
Carrying amount at 30 June 2005		**45,419**	**1,320,018**	**1,688,560**	**99,312**	**-**	**24,318**	**325,655**	**3,503,282**
Cost at 30 June 2005		**45,419**	**1,692,627**	**2,668,026**	**231,254**	**-**	**27,508**	**325,655**	**4,990,489**
Accumulated depreciation		**-**	**(372,609)**	**(979,466)**	**(131,942)**	**-**	**(3,190)**	**-**	**(1,487,207)**
Carrying amount at 30 June 2005		**45,419**	**1,320,018**	**1,688,560**	**99,312**	**-**	**24,318**	**325,655**	**3,503,282**
Cost at 1 January 2006		**45,419**	**1,711,718**	**2,684,679**	**245,271**	**-**	**27,508**	**304,538**	**5,019,133**
Accumulated depreciation		**-**	**(417,836)**	**(1,118,622)**	**(143,412)**	**-**	**(3,480)**	**-**	**(1,683,350)**
Carrying amount at 1 January 2006		**45,419**	**1,293,882**	**1,566,057**	**101,859**	**-**	**24,028**	**304,538**	**3,335,783**
Acquisition through business combinations	23	-	425,573	477,767	194,393	2,919,487	56	18,018	4,035,294
Additions/Transfers		-	396	37,047	40,928	-	486	174,170	253,027
Disposals		-	-	(11,375)	(31,098)	-	-	(9,472)	(51,945)
Depreciation charge		-	(55,561)	(171,824)	(27,946)	(74,728)	(1,487)	-	(331,546)
Changes in estimates of asset retirement obligation			692	-	-	-	-	-	692
Translation to presentation currency		-	23,516	26,057	9,808	161,073	3	791	221,248
Carrying amount at 30 June 2006		**45,419**	**1,688,498**	**1,923,729**	**287,944**	**3,005,832**	**23,086**	**488,045**	**7,462,553**
Cost at 30 June 2006		**45,419**	**2,162,209**	**3,190,810**	**456,485**	**3,082,905**	**28,053**	**488,045**	**9,453,926**
Accumulated depreciation		**-**	**(473,711)**	**(1,267,081)**	**(168,541)**	**(77,073)**	**(4,967)**	**-**	**(1,991,373)**
Carrying amount at 30 June 2006		**45,419**	**1,688,498**	**1,923,729**	**287,944**	**3,005,832**	**23,086**	**488,045**	**7,462,553**

8 Property, plant and equipment (continued)

At 30 June 2006 and 31 December 2005 the gross carrying value of fully depreciated property, plant and equipment still in use approximated RR 319 million and RR 322 million, respectively.

At 30 June 2006 the Bayerische Hypo- und Vereinsbank AG, CJSC International Moscow Bank and Banque Commerciale pour l'Europe du Nord-Eurobank held a pledge over the equipment of the Group with the total replacement value of RR 1,600 million and net book value of RR 1,012 million (Note 14). There was no equipment pledged at 31 December 2005.

Intangible assets include cost of obtaining "CZP SHG" (Chelyabinsk Zinc Plant Special High Grade) certification with the carrying value of RR 22.4 million. The product was officially registered at the London Metal Exchange in December 2004.

9 Goodwill

Goodwill is related to acquisition of 100% of shares in Nova Trading and Commerce AG (Note 23).

Movements in goodwill arising on the acquisition of subsidiaries are:

In thousands of Russian Roubles	**2006**
Carrying amount at 1 January	-
Acquisition of subsidiary	866,146
Translation adjustment	48,483
Carrying amount at 30 June	**914,629**

10 Inventories

In thousands of Russian Roubles	**3 200**	**31 2005**
Raw materials and consumables	1,306,03	1,192,611
Work in progress	314,66	163,410
Finished products	194,20	86,584
Precious metals	21,51	11,454
Goods for resale	45,58	43,095
Provision for obsolete and slow-moving inventory	(26,47	(18,169
Total inventories, net	**1,855,52**	**1,478,985**

At 30 June 2006 the Group has accumulated zinc cakes (a by-product with approximately 20% zinc content, which requires substantial processing to extract zinc) in excess of 108.0 thousand tons (31 December 2005: 100.8 thousand tons), which has not been processed due to the limited capacity of certain workshops. It is expected that reduced production output will allow the Group to further decrease the accumulated stock of zinc cakes in 2006 with the existing capacity. It is also possible to introduce improvements to the existing production process in order to avoid zinc cakes stock build up when projected production output is maintained and ensure processing of the stock which has already been accumulated. The Group approved installation of such processing equipment during the period from 2003 to 2005. However, in 2005 this program was suspended due to reduction of production output and only resumed at the end of 2005. The expected commission date is 1 May 2007 with the estimated cost to completion of US$ 15.2 million (RR 411.6 million). The carrying value of zinc cakes is substantially lower than its potential resale value and cost of zinc content. The carrying value of zinc cakes, included in consumables, amounted to RR 36 million (31 December 2005: RR 36 million). At 31 December 2005 the EBRD held a pledge over the 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility (Note 14).

There is no inventory pledged at 30 June 2006. Apart from the zinc cakes, at 31 December 2005 there is no other inventory pledged by the Group.

10 Inventories (continued)

The precious metals are stated at net realisable value ("NRV"). NRV is determined by reference to the Central Bank of the Russian Federation quotations. The change in NRV of the precious metals balance for the period is included within selling, general and administrative expenses (Note 20).

Increase of provision for obsolete and slow-moving inventory is primarily attributable to the purchase of Nova Zinc subsidiary (Note 23). It is represented mainly by the obsolete auxiliary materials and spare parts.

11 Trade and other receivables

In thousands of Russian Roubles	Note	30 June 2006	31 December 2005
Trade receivables RR denominated – third parties		57,101	42,377
Trade receivables RR denominated – related parties	7	7,502	49
Trade receivables US$ denominated		428,399	186,507
Less provision for impairment of trade receivables		(9,641)	(1,481)
VAT and other taxes recoverable		440,271	330,762
Interest receivable – related parties	7	-	2,933
Property insurance prepaid		13,589	36,792
Other prepayments		340,862	90,427
Other receivables		39,642	1,403
Less provision for impairment of other receivables		(2,348)	-
Total trade and other receivables, net		**1,315,377**	**689,769**

12 Cash and cash equivalents

In thousands of Russian Roubles	30 June 2006	31 December 2005
RR denominated bank balances payable on demand and cash on hand	8,036	6,391
US$ denominated bank balances payable on demand	285,254	1,925
EURO denominated bank balances payable on demand	116	-
KZT denominated bank balances payable on demand and cash on hand	19,199	-
RR term deposits	250	50,538
US$ term deposits	-	69,078
Promissory notes	50	3,808
Total cash and cash equivalents	**312,905**	**131,740**
Restricted cash	**2,990**	**4,073**

At 31 December 2005 short-term deposits denominated in Roubles include cash deposited with the Uralsky Kommerchesky Bank in the amount RR 50 million at 5% p.a. maturing in January 2006.

At 31 December 2005 short-term deposits denominated in US Dollars include cash deposited with the Chelindbank in the amount RR 28.8 million (equivalent of US$ 1 million) at 1% p.a. maturing 16 January 2006 and cash deposited with the Uralvneshtorgbank in the amount RR 40.3 million (equivalent of US$ 1.4 million) at 7% p.a. maturing 15 March 2006.

The balance of restricted cash as at 30 June 2006 includes a promissory note of the Kreditny Agroprombank for RR 2.8 million pledged with this bank as a guarantee for payments to customs authorities. This promissory note is non-interest bearing. It matures in January 2007. The remaining amount of RR 0.2 million is represented by a bank deposit for a special fund for the retirement of assets in accordance with the requirements of the contract of subsurface use concluded by Nova Zinc subsidiary.

The balance of restricted cash as at 31 December 2005 includes a promissory note of the Kreditny Agroprombank for RR 2.8 million pledged with this bank as a guarantee for payments to customs authorities. This promissory note is non-interest bearing. It matures in January 2007. The remaining amount of RR 1.3 million is represented by a letter of credit opened with the Chelindbank in favour of G. Diefenbach S.r.l. for supply of equipment. This letter of credit matured 11 March 2006.

Bank balances payable on demand were at 0.0 - 0.5% p.a.

13 Shareholders' equity

Total number of common shares issued comprises:

In thousands of Russian Roubles	Number of ordinary shares	Ordinary shares	Treasury shares	Share premium	Total
At January 1, 2005	**636,796**	**637**	**-**	**48,192**	**48,829**
At June 30, 2005	**636,796**	**637**	**-**	**48,192**	**48,829**
At January 1, 2006	**636,796**	**637**	**-**	**48,192**	**48,829**
Treasury shares purchased	-	-	(7)	-	(7)
Treasury shares sold	-	-	7	3,634	3,641
At June 30, 2006	**636,796**	**637**	**-**	**51,826**	**52,463**

The nominal registered amount of the Company's issued share capital prior to restatement of capital contributions made before 1 January 2003 to the purchasing power of the Russian Rouble at 31 December 2002 is RR 637 thousand (2005: RR 637 thousand). At 30 June 2006 and 31 December 2005 authorized, issued and fully paid share capital consists of 636,796 ordinary shares with a nominal value of RR 1 each. Each ordinary share carries one vote.

Share premium represents the excess of contributions received over the nominal value of shares issued. In March-April 2006 the Company repurchased 7,268 of its ordinary shares at RR 3,000 per share, which represent 1.06% of the charter capital for RR 21.8 million. In June 2006 they were sold for RR 25.4 million. The gain from the operations with treasury shares was recorded as the increase in share premium.

In May 2006 the Board of Directors approved issuance of an additional 4,457,572 common shares with the par value of 1 RR per share. These shares were distributed after the end of the reporting period (Note 22, 27) to the existing shareholders for no additional consideration.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For the six months ended 30 June 2006, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was RR 977 million (six months ended 30 June 2005: RR 30 million). However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

The legal reserve is stipulated by the Law for Joint Stock Companies and equals 15% of authorized share capital value in the Russian statutory financial statements. The legal reserve of RR 96 thousand recorded in the statutory financial statements is different from the respective reserve in these consolidated financial statements due to inflation effect.

In April 2006 the annual shareholders meeting decided not to pay dividends for 2005. There were no dividends declared in 2005 for 2004. The amounts of unpaid approved and declared dividends, relating to prior periods, as of 30 June 2006 and 31 December 2005 were nil.

14 Borrowings

In thousands of Russian Roubles	**30**	**31 December 2005**
Long-term bank loans denominated in US$	3,250,361	-
Current portion of long-term US$ loans	419,470	269,836
Finance lease payable	17,389	-
Total borrowings	**3,687,220**	**269,836**

14 Borrowings (continued)

In thousands of Russian Roubles	30	31 December 2005
1 to 2 years	863,789	-
2 to 3 years	863,789	-
3 to 4 years	863,789	-
4 to 5 years	658,994	-
Total long-term borrowings	**3,250,361**	**-**

At 30 June 2006 long-term bank loans denominated in US$ are represented by two loans obtained from Bayerische Hypo- und Vereinsbank and consortium of CJSC International Moscow Bank and Banque Commerciale pour l'Europe du Nord-Eurobank for financing acquisition of Nova Trading & Commerce AG shares, general working capital purposes and pre-export financing. The total amounts of these loans were US$ 69 million (RR 1,867 million) and US$ 67.5 million (RR 1,827 million), respectively. Both loans bear interest of LIBOR+3.6% p.a. and should be repaid in equal instalments during 2006 – 2011. Total amount repaid by 30 June 2006 is US$ 862 thousand (RR 24 million).

These banks hold a pledge over the over the equipment of the Group with the total replacement value of RR 1,600 million and NBV of RR 1,012 million (Note 8).

The loans are collateralised by 100% shares of Nova Zinc subsidiary and 87.99% shares of the Company, owned by the Group's immediate parent NF Holdings BV incorporated in Netherlands (Note 1).

The loans contain covenants on adequacy of financial ratios, capital expenditure, dividend payments, property insurance and certain other clauses. At 30 June 2006 the Group was in compliance with all covenants.

At 31 December 2005 current portion of long-term borrowings was represented by a loan from the European Bank of Reconstruction and Development (EBRD) for financing the plant renovation program. The EBRD loan was denominated in US$. It bore an interest rate of LIBOR+4.25% (2004: LIBOR+4.5%) for the first two tranches of the loan in the amounts US$ 8 million (RR 222 million) and US$ 7 million (RR 194.3 million), respectively, and LIBOR+4.5% (2004: LIBOR+4.75%) for the third and fourth tranches in the amounts US$ 7 million (RR 194.3 million) and US$ 5 million (RR 138.8 million), respectively.

The EBRD held a pledge over 100.8 thousand tons of zinc cakes of the Group as a guarantee over the loan facility. The carrying value of the zinc cakes pledged as guarantee for the loan was RR 36 million (Note 10).

The EBRD loan was collateralised by the Company's shares. The EBRD loan contained covenants on adequacy of capital expenditure, dividend payments, property insurance, operations with related parties and certain other clauses. Due to a failure to comply with all of the debt covenants as of 31 December 2005 the loan was classified as current. In March 2006 the Group repaid the remaining amount of the EBRD loan ahead of schedule.

Management believes that the effective interest rates do not differ significantly from the nominal interest rates disclosed above.

Management believes that the fair value of the loans outstanding at 30 June 2006 does not differ significantly from the carrying amount.

14 Borrowings (continued)

The Group did not enter into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Minimum lease payments under finance leases and their present values are as follows:

In thousands of Russian Roubles	30 June 2006	31 December 2005
Finance lease liabilities – minimum lease payments		
- not later than 1 year	9,940	-
- later than 1 year and not later than 5 years	14,492	-
- later than 5 years	-	-
	24,432	-
Future finance charges on finance lease	(7,043)	-
Present value of finance lease liabilities		
- not later than 1 year	6,154	-
- later than 1 year and not later than 5 years	11,235	-
- later than 5 years	-	-
	17,389	-

15 Accounts payable, Accrued expenses and Advances from customers

In thousands of Russian Roubles	Note	30	31 December 2005
Trade payables RR denominated – third parties		394,885	378,125
Trade payables RR denominated – related parties	7	85	380
Trade payables US$ denominated – third parties		26,955	313,445
Trade payables KZT denominated – third parties		20,976	-
Advances from customers RR denominated – third parties		74,433	30,462
Advances from customers RR denominated – related parties	7	-	10
Advances from customers US$ denominated – third parties		41,294	43,892
Advances from customers KZT denominated – third parties		18,360	-
Payroll and social tax payable		22,838	12,759
Interest payable		-	6,531
Accrued liabilities and other creditors		30,608	23,329
Accounts payable, accrued expenses and advances from customers		**630,434**	**808,933**

16 Other Taxes Payable

In thousands of Russian Roubles	30 June 2006	31 December 2005
VAT payable	367	-
Property tax	17,758	14,304
Personal income tax	2,084	1,829
Other taxes	7,758	857
Total other taxes payable	**27,967**	**16,990**

17 Provisions for Asset Retirement Obligations

The Group has an obligation to landfill site restoration during the mining operations and decommissioning of its mining property after its expected closure in 2017.

Movements in provisions for asset retirement obligations are as follows:

In thousands of Russian Roubles	**Site restoration costs**
Carrying amount at 1 January 2005	-
Changes in estimates adjusted against property, plant and equipment	-
Unwinding of the present value discount	-
Carrying amount at 30 June 2005	-
Carrying amount at 1 January 2006	-
Emerged through acquisition of subsidiary	35,279
Changes in estimates adjusted against property, plant and equipment	692
Unwinding of the present value discount	159
Translation loss	1,919
Carrying amount at 30 June 2006	**38,049**

The discount rates for the calculation of the net present value of the estimated future costs for asset retirement obligations at 30 June 2006 were 7.97 percent per annum.

18 Revenues

In thousands of Russian Roubles	**Note**	**Six months ended 30 June 2006**	**Six months ended 30 June 2005**
Zinc and zinc alloys – third parties		5,214,670	1,577,251
Zinc and zinc alloys – related parties	7	83,050	39,592
Zinc concentrate – third parties		387,055	-
Lead concentrate – third parties		80,646	-
Zinc tolling – third parties		-	75,408
Other – third parties		307,532	175,333
Total sales		**6,072,953**	**1,867,584**

During the six months ended 30 June 2006 56.7% of the Group's sales were to the Russian Federation, 2.4% to the Republic of Kazakhstan, 3.3% to other CIS countries and 37.5% to Europe (six months ended 30 June 2005: 91.2% to the Russian Federation, 0.2% to the Republic of Kazakhstan and 8.6% to Europe).

Other revenue comprised sales of zinc production process by-products including: indium, cadmium, sulphuric acid and other products.

19 Cost of sales

In thousands of Russian Roubles	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Materials and consumables used		2,999,611	929,881
Transportation		12,376	-
Utilities and fuel		421,566	269,111
Production overheads		103,820	70,801
Repairs and maintenance		93,733	70,763
Depreciation and amortisation	8	331,546	207,787
Staff costs		79,790	54,731
Change in work-in-progress		(86,315)	3,355
Change in finished goods		(75,734)	8,415
Inventory obsolescence provision, net		(1,398)	3,628
Social costs		14,618	7,965
Precious metals revaluation		(11,274)	(18,736)
Cost of goods and materials for resale		30,605	68,787
Total cost of sales		**3,912,944**	**1,676,488**

20 Distribution, General and Administrative expenses

In thousands of Russian Roubles	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Transportation and customs duties		83,423	44,388
Total distribution expenses		**83,423**	**44,388**
Staff costs		50,334	37,305
Repairs and maintenance		20,579	19,881
Property insurance – third parties		27,713	28,646
Property tax		30,996	32,508
Land tax		8,346	10,163
Other taxes		4,513	844
Impairment of trade and other receivables		7,963	1,069
Loss on disposal of property, plant and equipment		44,338	115
Other income and expenses, net		89,585	41,949
Total general and administrative expenses		**284,367**	**172,480**

Total depreciation expense and staff costs (including social expenses) in cost of sales and general and administrative expenses amounted to RR 331,546 (six months ended 30 June 2005: RR 207,787) and RR 144,742 (six months ended 30 June 2005: RR 100,001), respectively.

21 Income Taxes

Income tax expense comprises the following:

In thousands of Russian Roubles	Six months ended 30 June 2006	Six months ended 30 June 2005
Current tax charge	384,171	34,007
Deferred tax charge/(credit)	69,702	(33,873)
Income tax expense for the year	**453,873**	**134**

21 Income Taxes (continued)

A reconciliation between the expected and the actual taxation charge is provided below.

In thousands of Russian Roubles	Six months ended 30 June 2006	Six months ended 30 June 2005
IFRS profit/(loss) before tax	**1,766,837**	**(38,360)**
Theoretical tax charge/(credit) at effective statutory rates*	430,841	(9,206)
Tax effect of items which are not deductible or assessable for taxation purposes:		
- Social expenses	6,377	3,810
- Business interruption insurance expenses	1,323	1,414
- Other non deductible expenses	15,332	4,116
Income tax expense for the year	**453,873**	**134**

* Profit before taxation on operations performed in the Russian Federation is assessed based on effective rate of 24% (30 June 2005: 24%), in the Republic of Kazakhstan – 30% (30 June 2005: 30%).

Differences between IFRS and statutory taxation regulations of the countries where the Group's companies are located give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. The tax effect of the movements in these temporary differences is detailed below and is recorded at effective rates stated above.

In thousands of Russian Roubles	31 December 2005	Charged/ (credited) to profit or loss	Business combinations	30 June 2006
Tax effects of deductible temporary differences:				
Accounts receivable	177	529	879	1,585
Accounts payable and accruals	19,998	(17,582)	7,072	9,488
Provision for asset retirement obligations	-	831	10,584	11,415
	20,175	(16,222)	18,535	22,488
Tax effects of taxable temporary differences:				
Property, plant and equipment	(163,911)	(20,796)	(1,157,447)	(1,342,154)
Inventories	(37,528)	(80,626)	265	(117,889)
Other	-	(13,741)	-	(13,741)
	(201,439)	(115,163)	(1,157,182)	(1,473,784)
Translation gain	-	61,683	-	-
Total net deferred tax liability	**(181,264)**	**(69,702)**	**(1,138,647)**	**(1,451,296)**

In thousands of Russian Roubles	31 December 2004	Charged/ (credited) to profit or loss	30 June 2005
Tax effects of deductible temporary differences:			
Accounts receivable	804	(298)	506
Accounts payable and accruals	2,215	5,799	8,014
	3,019	5,501	8,520
Tax effects of deductible temporary differences:			
Property, plant and equipment	(166,018)	(6,750)	(172,768)
Inventories	(18,156)	35,122	16,966
	(184,174)	28,372	(155,802)
Total net deferred tax liability	**(181,155)**	**33,873**	**(147,282)**

22 Earnings per share

Basic earnings per share were calculated by dividing the profit attributable to equity holders of the Company of RR 1,312,964 thousand (six months ended 30 June 2005: loss of RR 38,494 thousand) by the weighted average number of ordinary shares in issue during the year (636,796 shares) and shares issued and distributed to the existing shareholders for no additional consideration (Notes 13, 27) after the end of the reporting period (4,457,572 shares) which comprised 5,094,368 shares in total during six months ended 30 June 2006 (six months ended 30 June 2005: 5,094,368 shares).

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equals the basic earnings per share.

23 Business combinations

On 10 April 2006 the Group acquired 51% of the share capital of Nova Trading and Commerce AG, company that holds and manages a zinc-lead mine in the Republic of Kazakhstan, for a cash consideration of US$ 86.5 million (RR 2,404 million).

The acquired business contributed revenues of RR 478,258 thousand and net profit of RR 55,425 thousand to the Group for the period from acquisition date to 30 June 2006. If the acquisition had occurred on 1 January 2006, consolidated revenue and consolidated profit for the six months ended 30 June 2006 would have been RR 6,364,809 thousand and RR 1,240,835 thousand, respectively.

Details of net asset acquired and goodwill arising are as follows:

In thousands of Russian Roubles	**Note**	**IFRS carrying amount immediately before business combination**	**Provisional fair value**
Cash and cash equivalents		37,396	37,396
Inventory		73,677	138,872
Property, plant and equipment		700,948	4,035,294
Trade and other receivables		22,710	22,710
Other assets		973	973
Trade and other payables		(85,731)	(85,731)
Taxes payable		(70,076)	(70,076)
Provision for asset retirement obligations		(35,279)	(35,279)
Deferred tax liability		(118,785)	(1,138,647)
Other liabilities		(18,585)	(18,585)
Fair value of acquired interest in net assets of subsidiary		**507,248**	**2,886,927**
Goodwill arising from the acquisition			866,146
Total purchase consideration			**3,753,073**
Less: cash and cash equivalents of subsidiary acquired			(37,396)
Outflow of cash and cash equivalents on acquisition			**3,715,677**

The purchase consideration comprises cash and cash equivalents paid of RR 2,403,873 thousand

The goodwill is primarily attributable to the mine's profitability and the significant synergies expected to arise after its acquisition by the Group.

On 31 May 2006 the Company made an advance payment for the remaining 49% of the share capital of Nova Trading and Commerce AG in the amount US$ 50 million (RR 1,349 million) to a related party, which acquired 49% of the share capital of Nova Trading and Commerce AG in April 2006 from a third party with an intention to sell 49% of the share capital of Nova Trading and Commerce AG to the Company for US$ 50 million (RR 1,349 million). The title for these shares was transferred to the Company on 10 August 2006 (Note 28).

In substance upon payment of the advance the Company acquired all the risks and rewards of ownership of the remaining 49% of the subsidiary and therefore acquisition of 51% and 49% in the subsidiary was treated as one acquisition of 100% and no minority interest was recognised.

The Company plans to finalise purchase price allocation prior to 31 December 2006. No impairment was recognised in relation to goodwill, the goodwill number is provisional and no impairment test is required at the acquirer's level as of 30 June 2006, as the management has one year to confirm that purchase price allocation was performed and was finalised.

24 Contingencies, commitments and operating risks

i Legal proceedings

During the six months ended 30 June 2006, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of the management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group and which have not been accrued or disclosed in these interim consolidated financial statements.

ii Tax legislation

Both Russian and Kazakhstan tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities.

Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed.

Fiscal periods remain open to review by the authorities in respect of taxes for three and five calendar years preceding the year of review in Russia and Kazakhstan, respectively. Under certain circumstances reviews may cover longer periods.

The Russian transfer pricing legislation introduced 1 January 1999 provides the possibility for the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all controllable transactions, provided that the transaction price established by the parties differs from the market price by more than 20%.

Controllable transactions include transactions with interdependent parties, as determined under the Russian Tax Code, and all cross-border transactions (irrespective whether performed between related or unrelated parties), transactions where the price applied by a taxpayer differs by more than 20% from the price applied in similar transactions by the same taxpayer within a short period of time, and barter transactions. There is no formal guidance as to how these rules should be applied in practice. The arbitration court practice with this respect is contradictory.

Additionally, in the current Russian tax environment, where the form and the accompanying documentation of a transaction generally meet the literal requirements of the applicable tax legislation, but the substance of the transaction may bring a different result, such transactions are generally not challenged by tax authorities. However, it is possible with the evolution of the interpretation of tax law in the Russian Federation and the changes in the approach of the Russian tax authorities, that such transactions could be challenged in the future. The impact of such challenges has been estimated by management in the amount of 64 million roubles.

Management has assessed the Group's overall tax position based upon their understanding of the tax regulations and experience in working with the tax authorities. As a result, the Group's management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency legislation and customs positions will be sustained. Accordingly, at 30 June 2006 no provision for potential tax liabilities had been recorded (2005: no provision).

iii Capital expenditure commitments

At 30 June 2006 the Group has contractual capital expenditure commitments in respect of property, plant and equipment totalling RR 212 million (31 December 2005: RR 1.4 million).

The Group has already allocated the necessary resources in respect of these commitments. The Group believes that future net income and funding will be sufficient to cover this and any similar such commitments.

iv Sales commitments

At 30 June 2006 the Group has entered into a number of agreements for zinc supply in 2006 totalling approximately 73.8 thousand tons (31 December 2005: 31.6 thousand tons), with a price to be agreed on the date of sale.

At 31 December 2005 the Group has entered into a sale agreement for gold in the second half of 2006 totalling approximately 22,926 g, with a price to be agreed on the date of sale (31 December 2005: sale agreement for silver for approximately 1,585,540 g).

24 Contingencies, commitments and operating risks (continued)

v Inventory purchase commitments

At 30 June 2006 the Group has entered into a number of agreements for zinc concentrate purchase in the second half of 2006 totalling approximately 30 thousand tons (31 December 2005: 3 thousand tons to be purchased in 2006), with a price to be agreed on the date of purchase.

The Group has already allocated the necessary resources in respect of these commitments. The Group believes that future net income and funding will be sufficient to cover this and any similar such commitments.

vi Operating lease commitments

Where the Group is the lessee, the future minimum lease payments under non-cancellable operating leases of land are as follows:

In thousands of Russian Roubles	**30 June 2006**
Not later than 1 year	200
Later than 1 year and not later than 5 years	802
Later than 5 years	1,303
Total operating lease commitments	**2,305**

vii Other obligations under Zinc-Lead Extraction Contract and Licenses

In accordance with provisions stipulated in the License and Zinc-Lead Extraction Contract there are a number of other obligations the Nova Zinc subsidiary should comply with, such as:

- to perform the work plan and the work program in accordance with their terms;
- to employ appropriate and advance technology and business management expertise to mining operations in accordance with Good Practice in the development of the fields;
- to comply with agreed technological plans and projects for conduction of Mining Operations, which provide for safety of personnel and general public;
- to give preference to equipment, materials, and finished products manufactured in Kazakhstan, if they are competitive, in the Group's opinion, with regard to their technological properties, environmental an operational safety, prices, working parameters, and delivery terms;
- to give preference when conducting Mining Operations to local companies in Kazakhstan when procuring services, if they are competitive, in the Group's opinion, with regard to their technological properties, environmental an operational safety, prices, working parameters, and delivery terms;
- to give preference to hiring Kazakhstan citizens;
- to prepare and perform training programs for the professional training of Kazakhstan citizens and specialists engaged in operations under the Contract;
- to restore the Contract Territory which was disturbed as a consequence of the Mining Operations or other activities of the subsidiary to a condition suitable for further use in accordance with requirements of the legislation of Kazakhstan.

In April 2006 Committee of Geology and Subsurface Protection under the Ministry of Energy and Mineral Resources (the "Committee") and Centranedra conducted the audit of the Company's fulfilment of license conditions in regard of the Contract. According to the act of working group of the Committee the Group should develop a plan how to reduce the lag in stripping operations by 15 May 2006.

The management of the Group does not expect any significant impacts on its operations and financial position as a result of the audit performed by the Committee.

24 Contingencies, commitments and operating risks (continued)

viii Guarantees

Guarantees are irrevocable assurances that the Group will make payments in the event that another party cannot meet its obligations.

As at 30 June 2006 there are no guarantees issued by the Group.

In June 2005 the Group entered into a suretyship agreement with the EBRD to guarantee the obligations of CTRP, a party controlled by the shareholders of the Group, in respect of a loan agreement with the EBRD dated 19 November 2004 for the amount of US$ 190 million (RR 5,468 million). As at 31 December 2005 the outstanding loan principal payable by CTRP amounted to US$ 121.7 million (RR 3,503 million). Under the suretyship agreement the obligations of the Company were up to a maximum aggregate amount of US$ 23.5 million (RR 676 million). The suretyship agreement was terminated in March 2006.

ix Insurance policies

Under the bank loan covenants (Note 14), the Group is to insure the assets of the Company during the loan period. The Group has insured most of its manufacturing property, plant and equipment during the six months ended 30 June 2006 for a maximum of RR 2,923 million (six months ended 30 June 2005: RR 2,923 million). The Group also has business interruption insurance for a period of 90 days. However, the insurance does not cover the risks of damage to third parties. Management does not assess exposure to such risks to be significant.

x Environmental matters

The enforcement of environmental regulation in the Russian Federation and the Republic of Kazakhstan is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

xi Operating environment of the Group

Whilst there have been improvements in economic trends in the Russian Federation and the Republic of Kazakhstan, its economies continue to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and the Republic of Kazakhstan, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Additionally, the mining sector in Kazakhstan is impacted by political, legislative, fiscal and regulatory developments in Kazakhstan. The prospects for future economic stability in Kazakhstan are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments, which are beyond the Group's control.

The future economic direction of the Russian Federation and the Republic of Kazakhstan is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Governments of these countries, together with tax, legal, regulatory, and political developments.

xi Operating risks concentrations

Significant volume of zinc and zinc alloys sales is made by the Group to four customers: Trade House NLMK LLC., OJSC MMK, Transal LLC (former CJSC Alf-Trading), and Euromin S.A.. These customers account for 87% of the Group's total revenue from zinc and zinc alloys sales for the six months ended 30 June 2006 (six months ended 30 June 2005: 77%). All sales of zinc and lead concentrate are made by the Group to two customers: OJSC Kazzinc and Glencore International AG, which account for 100% of the Group's total revenue from zinc and lead concentrate sales for the six months ended 30 June 2006. The Group's management believes that exposure to the risk of total or partial loss of business relationship with these customers is not significant.

25 Financial risk management

i Credit risk

Financial assets, which potentially subject Group entities to credit risk, consist principally of trade receivables. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. At 30 June 2006 the Group had one debtor with the outstanding balance of RR 427 million, or 32% of the total trade and other receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provisions already recorded.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

ii Market risk

The Group takes on exposure to market risks. Market risks arise from commodity prices and open positions in interest rate, currency and equity financial instruments, all of which are exposed to general and specific market movements. The Board of Directors sets limits on the value of risk that may be accepted, which is monitored on a daily basis. However, the use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

iii Foreign exchange risk

The Group exports production to European and CIS countries and attracts a substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets (Note 11, 12) and liabilities (Note 14, 15) give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

iv Cash flow and fair value interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The interest rates on long-term borrowings are disclosed in Note 14. The Group has no significant interest-bearing assets, other than disclosed in Note 11.

v Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

26 Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price.

The estimated fair values of financial instruments have been determined by the Group using available market information, where it exists, and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to determine the estimated fair value. The Russian Federation and the Republic of Kazakhstan continue to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

Financial instruments carried at fair value. Trading and available-for-sale investments are carried on the consolidated balance sheet at their fair value. Cash and cash equivalents are carried at amortised cost which approximates current fair value.

26 Fair Value of Financial Instruments (continued)

Fair values were determined based on quoted market prices except for certain investment securities available for sale for which there were no available external independent market price quotations. These securities have been fair valued by the Group on the basis of results of recent sales of equity interests in the investees between unrelated third parties, consideration of other relevant information such as discounted cash flows and financial data of the investees and application of other valuation methodologies. Valuation techniques required certain assumptions that were not supported by observable market data. Changing any such used assumptions to a reasonably possible alternative would not result in a significantly different profit, income, total assets or total liabilities.

Financial assets carried at amortised cost. The fair value of floating rate instruments is normally their carrying amount. The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on credit risk of the counterparty. Carrying amounts of trade receivables approximate fair values.

Liabilities carried at amortised cost. The fair value is based on quoted market prices, if available. The estimated fair value of fixed interest rate instruments with stated maturity, for which a quoted market price is not available, was estimated based on expected cash flows discounted at current interest rates for new instruments with similar credit risk and remaining maturity. The fair value of liabilities repayable on demand or after a notice period ("demandable liabilities") is estimated as the amount payable on demand, discounted from the first date that the amount could be required to be paid. Estimated fair values of borrowings are presented in Note 14.

27 Events after balance sheet date

Transactions with shareholders. In August 2006, the Company distributed 4,457,572 common shares with the par value of 1 Rouble per share by private offering to the existing shareholders for no additional consideration (Notes 13, 22), the shareholders meeting approved declaration of the right to issue 50,000,000 additional ordinary shares with the par value of RR 1 each and the Board of Directors approved issuance of an additional 325,173 common shares with the par value of 1 Rouble per share.

In March 2006, the Company entered into two loan facility agreements (Note 14) under which it borrowed US$ 136.5 million (RR 3,694 million). These facilities, under an addendum to the agreement dated 31July 2006, required the Company to provide certain guarantees, pledges and other security in favour of the lenders, including a pledge by the Company's subsidiary, Nova Trading and Commerce AG, over its shares in its Kazakh mining subsidiary, Nova Zinc. Nova Trading and Commerce AG has not granted this pledge to the lenders and the Company has not fully complied with certain other terms. Although the lenders have granted waivers in respect of this failure to pledge and other breaches, these waivers are subject to certain conditions. These conditions require certain corporate actions to be performed by the Company and Nova Trading and Commerce AG by no later than 30 October 2006 and 10 November 2006, respectively. In addition the Company is required under the waiver to become the direct shareholder of Nova Zinc by no later than April 2008. In the event that the Company fails to comply with any of these conditions it would be in default which may result in the immediate repayment of the facilities. Management believes that the Company will be able to fully comply with the requirements.

END